                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 8-B


        FOR REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS FILED
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                          VERITAS SOFTWARE CORPORATION
--------------------------------------------------------------------------------
                    (Exact Name of Registrant as Specified in Its Charter)


            DELAWARE                                     94-2823068
---------------------------------            ----------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)


 1600 PLYMOUTH STREET, MOUNTAIN VIEW, CA                         94043
------------------------------------------------------   -----------------------
(Address of Principal Executive Offices)                       (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act: None


     Title of Each Class                         Name of Each Exchange on Which
     to be so Registered                         Each Class is to be Registered
     -------------------                         ------------------------------

----------------------------------------    ------------------------------------


        Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------

ITEM 1.    GENERAL INFORMATION

        (a) VERITAS Software Corporation ("VERITAS DELAWARE" or "REGISTRANT") was incorporated on January 6, 1997 pursuant to the laws of the State of Delaware.

        (b) The Registrant's fiscal year ends on December 31 of each year.

ITEM 2.    TRANSACTION OF SUCCESSION

        (a) The Common Stock, no par value of VERITAS Software Corporation, a California corporation ("VERITAS CALIFORNIA") and the Common Stock, par value $0.001 of OpenVision Technologies, Inc., a Delaware corporation ("OPENVISION") were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, immediately prior to the time of succession.

        (b) VERITAS California is reincorporating in the State of Delaware pursuant to the merger of VERITAS Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant with and into VERITAS California, simultaneous with the acquisition by VERITAS Delaware of the outstanding securities of OpenVision pursuant to the merger of OpenVision Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant with and into OpenVision. Incorporated by reference herein is the information regarding the aforementioned transactions, and the basis upon which the securities of the Registrant are to be issued in exchange for the securities of VERITAS California and OpenVision contained under the headings "The Reorganization Agreement -- The Mergers" and "The Reorganization Agreement -- Merger Consideration" on pages 55 through 56 of the Joint Proxy Statement/Prospectus of VERITAS California and OpenVision dated March 25, 1997 (the "PROXY STATEMENT").

ITEM 3.    SECURITIES TO BE REGISTERED

        The Registrant currently has authorized 75,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of undesignated Preferred Stock, $0.001 par value per share, none of which are outstanding.

ITEM 4.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        Incorporated herein by reference is the description of the Registrant's capital stock contained under the heading "Description of New VERITAS Capital Stock" on pages 121 through 122 of the Proxy Statement.

ITEM 5.    FINANCIAL STATEMENTS AND EXHIBITS

        (a) As provided in Instruction (a) of Instructions to Financial Statements as to financial statements for Form 8-B, no financial statements are being filed with this Registration Statement as the capital structure and balance sheet of the Registrant immediately after the succession will be substantially the same as the combined capital structures and balance sheets of VERITAS California and OpenVision.

        (b) Exhibits

        1. The Registrant's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 24, 1997 (File No. 333-23859), which contains the Joint Proxy
               Statement/Prospectus of VERITAS California and OpenVision dated March 25, 1997.

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            VERITAS SOFTWARE CORPORATION



Dated:  April 25 1997                       By: /s/ Mark Leslie
                                               ---------------------------------
                                                    MARK LESLIE, PRESIDENT AND
                                                    CHIEF EXECUTIVE OFFICER

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1997
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          VERITAS SOFTWARE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                  7372                                 94-823068
        (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                            ------------------------

                              1600 PLYMOUTH STREET
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (415) 335-8000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  MARK LESLIE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              1600 PLYMOUTH STREET
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (415) 335-8000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                     BARRY E. TAYLOR, ESQ.                                        GORDON K. DAVIDSON, ESQ.
               WILSON SONSINI GOODRICH & ROSATI                                   JACQUELINE A. DAUNT, ESQ.
                   PROFESSIONAL CORPORATION                                          FENWICK & WEST LLP
                      650 PAGE MILL ROAD                                            TWO PALO ALTO SQUARE
                  PALO ALTO, CALIFORNIA 94304                                    PALO ALTO, CALIFORNIA 94306
                        (415) 493-9300                                                 (415) 494-0600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as practicable following the effectiveness of this Registration
                                   Statement.

     The issuance of securities shall occur at the effective time of the transaction (the "Transaction") pursuant to which each of OpenVision Technologies, Inc. ("OpenVision") and VERITAS Software Corporation, a California corporation ("VERITAS"), will become wholly-owned subsidiaries of the Registrant as described in the Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of January 13, 1997, attached as Appendix A to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement.

                            ------------------------

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                               PROPOSED
                                                                MAXIMUM            PROPOSED
         TITLE OF EACH CLASS                                   AGGREGATE            MAXIMUM            AMOUNT OF
            OF SECURITIES                AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING    REGISTRATION(3)
          TO BE REGISTERED               REGISTERED(1)       PER SHARE(2)          PRICE (2)              FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.......      7,500,000            $10.125         $218,746,200.38       $75,429.72
=====================================================================================================================

(1) The number of shares of Common Stock, par value $0.001 per share (the "New VERITAS Common Stock"), of the Registrant to be registered has been determined based upon the product of (i) up to 21,604,563 shares of OpenVision Common Stock or Class B Common Stock of OpenVision outstanding or subject to options or warrants to purchase OpenVision Common Stock as of March 20, 1997, and (ii) an exchange ratio of 0.346 shares of New VERITAS Common Stock per share of OpenVision Common Stock or Class B Common Stock of OpenVision outstanding or subject to outstanding options and warrants to purchase shares of OpenVision Common Stock as provided for in the Reorganization Agreement.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 457(f), the maximum aggregate offering price is the the product of (i) $10.125, representing the average of the high and low sales price of OpenVision Common Stock as reported on the Nasdaq National Market on March 18, 1997, and (ii) up to 18,768,785 shares of OpenVision Common Stock and Class B Common Stock of OpenVision to be acquired by Registrant and 2,835,778 shares of OpenVision Common Stock subject to options and warrants to purchase shares of OpenVision Common Stock to be assumed by Registrant pursuant to the Reorganization Agreement.
(3) Calculated in accordance with Section 6(b) of the Securities Act and Rule 457(f)(1) promulgated thereunder. In accordance with Rule 457(c), $73,870.08 of this fee was previously paid with respect to this transaction pursuant to
    Section 14(g) of the Securities Exchange Act of 1934, as amended.
                            ------------------------

     REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                      LOGO
                          VERITAS SOFTWARE CORPORATION
                              1600 PLYMOUTH STREET
                            MOUNTAIN VIEW, CA 94043

                                                                  March 25, 1997

Dear VERITAS Shareholder:

     On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Shareholders (the "Meeting") of VERITAS Software Corporation ("VERITAS") to be held at VERITAS' headquarters located at 1600 Plymouth Street, Mountain View, California 94043 on Thursday, April 24, 1997 at 7:00 a.m. PST.

     At the Meeting, you will be asked to consider and vote upon the reincorporation of VERITAS in the State of Delaware and the acquisition by VERITAS of OpenVision Technologies, Inc. ("OpenVision") (collectively, the "Merger") pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated as of January 13, 1997.

     Upon completion of this transaction:

     - VERITAS will be reincorporated in the State of Delaware and OpenVision will become a wholly-owned subsidiary of the Delaware company to be named "VERITAS Software Corporation" (the "Combined Company" or "New VERITAS");

     - each outstanding share of VERITAS Common Stock will then represent one share of New VERITAS Common Stock;

     - each outstanding share of OpenVision Common Stock will be converted into approximately 0.346 of a share of New VERITAS Common Stock;

     - each outstanding option to purchase shares of VERITAS Common Stock will then represent an option to purchase an equivalent number of shares of New VERITAS Common Stock and the VERITAS Plans (defined below) will be assumed by New VERITAS;

     - each outstanding option or warrant to purchase shares of OpenVision Common Stock will be assumed by New VERITAS and converted into an option or warrant, as applicable, to purchase that number of shares of New VERITAS Common Stock determined by multiplying the number of shares of OpenVision Common Stock subject to such option or warrant immediately prior to the effective time of the Merger by approximately 0.346, rounded down to the next lowest number of shares and options outstanding under the OpenVision 1996 Employee Stock Purchase Plan will be assumed by New VERITAS; and

     - Geoffrey W. Squire and William H. Janeway, in addition to the then current members of the VERITAS Board, will be appointed to the New VERITAS Board of Directors.

     A detailed description of VERITAS, New VERITAS, OpenVision, the Reorganization Agreement and the proposed acquisition of OpenVision is set forth in the accompanying Joint Proxy Statement/Prospectus, which you should read carefully.

     VERITAS' Board of Directors has received an opinion of Cowen & Company, VERITAS' financial advisor, that, as of the date of the date of the Reorganization Agreement, the Merger is fair, from a financial point of view, to holders of VERITAS' Common Stock. A copy of this opinion is included as Appendix B-1 to the accompanying Joint Proxy Statement/Prospectus.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE REORGANIZATION AGREEMENT ARE IN THE BEST INTERESTS OF THE SHAREHOLDERS OF VERITAS. ACCORDINGLY, THE BOARD HAS APPROVED THE REORGANIZATION AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT ALL VERITAS SHAREHOLDERS VOTE FOR ITS APPROVAL AND ADOPTION.

     SINCE THE ANNOUNCEMENT AFTER PROPOSED MERGER, THE CLOSING PRICE OF THE VERITAS COMMON STOCK HAS RANGED FROM A HIGH OF $56.125 PER SHARE TO A LOW OF $27.25 PER SHARE AND ON MARCH 21, 1997 THE CLOSING PRICE WAS $31.125 PER SHARE. THE CLOSING PRICE OF THE OPENVISION COMMON STOCK DURING THIS PERIOD HAS RANGED FROM A HIGH OF $18.00 PER SHARE TO A LOW OF $9.125 PER SHARE AND ON MARCH 21, 1997 THE CLOSING PRICE WAS $10.25 PER SHARE. THE BOARD HAS REVIEWED THE DECLINE IN TRADING PRICES OF THE VERITAS COMMON STOCK AND OPENVISION COMMON STOCK, AND HAS ALSO REVIEWED THE RECENT VOLATILITY IN THE TRADING PRICES OF TECHNOLOGY COMPANIES GENERALLY, AND HAS NOTED THAT A NUMBER OF TECHNOLOGY COMPANIES HAVE EXPERIENCED DECLINES IN THEIR STOCK PRICES OVER THE SAME PERIOD. THE BOARD HAS ALSO REVIEWED THE RECENT FINANCIAL PERFORMANCE OF BOTH OPENVISION AND VERITAS, THE POTENTIAL SYNERGIES BETWEEN THE TWO COMPANIES, AND THE OTHER FACTORS DESCRIBED IN MORE DETAIL IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS UNDER THE HEADING "THE MERGER -- REASONS FOR THE MERGER." AFTER CAREFUL RECONSIDERATION OF ALL OF SUCH FACTORS, THE BOARD CONTINUES TO BELIEVE THAT THE MERGER IS IN THE BEST INTERESTS OF VERITAS AND ITS SHAREHOLDERS AND CONTINUES TO RECOMMEND APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT BY THE SHAREHOLDERS OF VERITAS.

     At the Meeting, you also will be asked to elect five directors, all of whom will serve as directors of New VERITAS after the Merger is completed, to consider and approve an amendment to the VERITAS 1993 Equity Incentive Plan, an amendment to the VERITAS 1993 Directors Stock Option Plan and an amendment to the VERITAS 1993 Employee Stock Purchase Plan (collectively, the "VERITAS Plans"), all of which will be assumed and continued by New VERITAS, and to ratify the appointment of Ernst & Young LLP as VERITAS' auditors for 1997. The terms of each of the VERITAS Plans, as proposed to be amended, are described in the accompanying Joint Proxy Statement/Prospectus, which you should read carefully. Your Board of Directors also unanimously recommends that all VERITAS shareholders vote for each of the nominees, for the approval and adoption of the amendments to the VERITAS Plans and for the ratification of the appointment of Ernst & Young LLP.

     Your vote on the business to be considered at the Meeting is important, regardless of the number of shares you own. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE PRIOR TO THE MEETING, SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. Returning the proxy does not deprive you of your right to attend the Meeting and to vote your shares in person.

     We look forward to seeing you at the Meeting.

                                          Sincerely,

                                          /s/ MARK LESLIE
                                          MARK LESLIE
                                          President and Chief Executive Officer

                          VERITAS SOFTWARE CORPORATION
                              1600 PLYMOUTH STREET
                            MOUNTAIN VIEW, CA 94043
                            ------------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of VERITAS Software Corporation:

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of VERITAS Software Corporation, a California corporation (the "Company" or "VERITAS"), will be held at VERITAS' headquarters located at 1600 Plymouth Street, Mountain View, California 94043 on Thursday, April 24, 1997 at 7:00 a.m. PST for the following purposes:

     1. To consider and vote upon a proposal (the "VERITAS Merger Proposal") to approve and adopt (i) an Agreement and Plan of Reorganization, dated as of January 13, 1997 (the "Reorganization Agreement"), by and among the Company, VERITAS Software Corporation, a Delaware corporation (the "Combined Company" or "New VERITAS") and OpenVision Technologies, Inc., a Delaware corporation ("OpenVision"), and (ii) an Agreement of Merger among New VERITAS, the Company and VERITAS Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New VERITAS ("VERITAS Merger Sub"). The Reorganization Agreement contemplates, among other things, that (a) VERITAS will be reincorporated in the State of Delaware and OpenVision Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New VERITAS, will be merged with and into OpenVision, with the result that OpenVision will become a wholly-owned subsidiary of New VERITAS, (b) each outstanding share of VERITAS Common Stock, no par value ("VERITAS Common Stock"), will then represent one share of New VERITAS Common Stock, par value $0.001 per share ("New VERITAS Common Stock"), (c) each outstanding share of OpenVision Common Stock, par value $0.001 per share, will be converted into approximately
        0.346 of a share of New VERITAS Common Stock, (d) each outstanding option to purchase VERITAS Common Stock will then represent an option to purchase an equivalent number of shares of New VERITAS Common Stock and, in connection therewith, each of the VERITAS Plans (defined below) will be assumed by New VERITAS, (e) each outstanding option or warrant to purchase OpenVision Common Stock will be converted into an option or warrant, as applicable, to purchase that number of shares of New VERITAS Common Stock determined by multiplying the number of shares of OpenVision Common Stock subject to such option or warrant by approximately 0.346, rounded down to the next lowest number of shares,
        (f) each outstanding option to purchase OpenVision Common Stock under the OpenVision 1996 Employee Stock Purchase Plan will also be assumed by New VERITAS, and (g) Geoffrey W. Squire and William H. Janeway, in addition to the then current members of the VERITAS Board, will be appointed to the New VERITAS Board of Directors;

     2. To elect five directors of the VERITAS, all of whom will serve as directors of New VERITAS after the consummation of the Merger;

     3. To consider and vote upon a proposal to amend the Company's 1993 Equity Incentive Plan (the "1993 Plan") to (i) increase the number of shares of VERITAS Common Stock available for issuance thereunder from 2,042,658 to 4,100,000, and (ii) incorporate other technical changes related to the assumption by New VERITAS of such plan (collectively, the "1993 Plan Proposal");

     4. To consider and vote upon a proposal to amend the Company's 1993 Directors Stock Option Plan (the "Directors Plan"), to (i) increase the number of shares of VERITAS Common Stock reserved for issuance thereunder from 150,000 to 250,000, and (ii) incorporate other technical changes related to the assumption by New VERITAS of such plan (the "Directors Plan Proposal");

     5. To consider and vote upon a proposal to amend the Company's 1993 Employee Stock Purchase Plan (the "Purchase Plan," together with the 1993 Plan and the Directors Plan, the "VERITAS Plans"), to (i) increase the number of shares available for issuance thereunder from 675,000 to 1,000,000, and (ii) incorporate other technical changes related to the assumption by New VERITAS of such plan

        (the "Purchase Plan Proposal" and together with the 1993 Plan Proposal and the Directors Plan Proposal, the "Plan Proposals");

     6. To ratify the appointment of Ernst & Young LLP as VERITAS' auditors for 1997; and

     7. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     The foregoing items of business are more fully described in the Joint Proxy Statement/Prospectus accompanying this Notice. To ensure that your vote will be counted, please complete, date and sign the enclosed proxy card and return it promptly in the enclosed postage-paid envelope, whether or not you plan to attend the Meeting. Executed but unmarked proxies will be voted for approval and adoption of the VERITAS Merger Proposal, all of the nominees to the VERITAS Board of Directors, adoption of each of the Plan Proposals and for the ratification of the appointment of Ernst & Young LLP. You may revoke your proxy in the manner described in the accompanying Joint Proxy Statement/Prospectus at any time before it is voted at the Meeting.

     In the event that there are not sufficient votes to approve the VERITAS Merger Proposal, it is expected that the Meeting will be postponed or adjourned in order to permit further solicitation of proxies by VERITAS.

     Only shareholders of record at the close of business on March 20, 1997 are entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof. The affirmative vote of holders of a majority of the outstanding shares of VERITAS Common Stock is required to approve the VERITAS Merger Proposal. The affirmative vote of a plurality of the votes of the shares of VERITAS Common Stock present in person or represented by proxy and entitled to vote on the election of directors is required to approve the election of directors. The affirmative vote of a majority of the shares of VERITAS Common Stock represented in person or by proxy and entitled to vote on the Plan Proposals and the proposal to ratify the appointment of Ernst & Young LLP is required to approve each of such proposals.

     A summary of the provisions of Sections 1300-1312 of the California Corporations Code pertaining to the rights of shareholders to demand appraisal of the fair value of their shares of VERITAS Common Stock if the VERITAS Merger Proposal is approved and consummated, including a summary of the requirements with which shareholders demanding such appraisal must comply, is contained in the Joint Proxy Statement/Prospectus under the heading "THE MERGER-Appraisal and Dissenters' Rights." The entire text of Sections 1300-1312 is included as Appendix D to the accompanying Joint Proxy Statement/Prospectus. It is a condition to the effectiveness of the Merger that holders of no more than 5% of the outstanding shares of VERITAS Common Stock shall be eligible to exercise dissenters' rights.

                                          By Order of the Board of Directors,

                                          /s/MARK LESLIE
                                          President and Chief Executive Officer
Mountain View, California
March 25, 1997

                             YOUR VOTE IS IMPORTANT

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

            DO NOT SEND ANY STOCK CERTIFICATES WITH YOUR PROXY CARD

                                      LOGO

                         OPENVISION TECHNOLOGIES, INC.

                      7133 KOLL CENTER PARKWAY, SUITE 200
                              PLEASANTON, CA 94566

                                                                  March 25, 1997

Dear OpenVision Stockholder:

     On behalf of the Board of Directors, I cordially invite you to attend a Special Meeting of Stockholders (the "Meeting") of OpenVision Technologies, Inc. ("OpenVision") to be held at OpenVision's headquarters located at 7133 Koll Center Parkway, Suite 200, Pleasanton, California 94566 on Thursday, April 24, 1997 at 8:00 a.m. PST.

     At the Meeting, you will be asked to consider and vote upon the acquisition of OpenVision by VERITAS Software Corporation ("VERITAS"), pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated as of January 13, 1997.

     Upon completion of this transaction:

     - VERITAS will be reincorporated in the State of Delaware and OpenVision and will become a wholly-owned subsidiary of the Delaware company named "VERITAS Software Corporation" (the "Combined Company" or "New VERITAS");

     - each outstanding share of OpenVision Common Stock will be converted into approximately 0.346 of a share of New VERITAS Common Stock (the "Exchange Ratio");

     - each outstanding share of VERITAS Common Stock will then represent one share of New VERITAS Common Stock;

     - (i) each outstanding option or warrant to purchase shares of OpenVision Common Stock will be converted into an option or warrant, respectively, to purchase that number of shares of New VERITAS Common Stock determined by multiplying the number of shares of OpenVision Common Stock subject to such option or warrant immediately prior to the effective time of the transaction by approximately 0.346, rounded down to the next lowest number of shares; and the OpenVision stock option plans will terminate, and (ii) each outstanding option to purchase OpenVision Common Stock under the OpenVision 1996 Employee Stock Purchase Plan (the "ESPP") will be assumed by New VERITAS; and

     - Geoffrey W. Squire and William H. Janeway, in addition to the then current members of the VERITAS Board, will be appointed to the New VERITAS Board of Directors.

     A detailed description of VERITAS, the Combined Company, OpenVision, the Reorganization Agreement and the proposed acquisition of OpenVision is set forth in the accompanying Joint Proxy Statement/Prospectus, which you should read carefully. If the acquisition is approved and consummated, you will receive detailed information on how to transmit your OpenVision share certificates to obtain your shares of New VERITAS Common Stock.

     OpenVision's Board of Directors has received an opinion of Alex. Brown & Sons Incorporated, OpenVision's financial advisor, that, as of the date of the Reorganization Agreement, the Exchange Ratio is fair, from a financial point of view, to OpenVision stockholders. A copy of this opinion is included as Appendix B-2 to the accompanying Joint Proxy Statement/Prospectus.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE REORGANIZATION AGREEMENT ARE FAIR AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF OPENVISION.

ACCORDINGLY, THE BOARD HAS APPROVED THE REORGANIZATION AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT ALL OPENVISION STOCKHOLDERS VOTE FOR ITS APPROVAL AND ADOPTION.

     SINCE THE ANNOUNCEMENT OF THE PROPOSED MERGER, THE TRADING PRICE OF THE VERITAS COMMON STOCK HAS RANGED FROM A HIGH OF $56.125 PER SHARE TO A LOW OF $27.25 PER SHARE AND ON MARCH 21, 1997, THE CLOSING PRICE WAS $31.125 PER SHARE. THE TRADING PRICE OF THE OPENVISION COMMON STOCK DURING THIS PERIOD HAS RANGED FROM A HIGH OF $18.00 PER SHARE TO A LOW OF $9.125 PER SHARE AND ON MARCH 21, 1997 THE CLOSING PRICE WAS $10.25 PER SHARE. THE BOARD OF DIRECTORS HAS REVIEWED THE DECLINE IN TRADING PRICES OF THE VERITAS COMMON STOCK AND OPENVISION COMMON STOCK, AND HAS ALSO REVIEWED THE RECENT VOLATILITY IN THE TRADING PRICES OF TECHNOLOGY COMPANIES GENERALLY, AND HAS NOTED THAT A NUMBER OF TECHNOLOGY COMPANIES HAVE EXPERIENCED DECLINES IN THEIR STOCK PRICES OVER THE SAME PERIOD. THE BOARD HAS ALSO REVIEWED THE RECENT FINANCIAL PERFORMANCE OF BOTH OPENVISION AND VERITAS, THE POTENTIAL SYNERGIES BETWEEN THE TWO COMPANIES, AND THE OTHER FACTORS DESCRIBED IN MORE DETAIL IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS UNDER THE HEADING "THE MERGER -- REASONS FOR THE MERGER." AFTER CAREFUL RECONSIDERATION OF ALL OF SUCH FACTORS, THE BOARD CONTINUES TO BELIEVE THAT THE MERGER IS IN THE BEST INTERESTS OF THE STOCKHOLDERS OF OPENVISION AND CONTINUES TO RECOMMEND APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT BY THE STOCKHOLDERS OF OPENVISION.

     At the Meeting, you will also be asked to consider and approve an amendment to the ESPP (the outstanding options under which are proposed to be assumed by New VERITAS). The terms of the ESPP, as proposed to be amended, are described in the accompanying Joint Proxy Statement/Prospectus, which you should read carefully. Your Board of Directors also unanimously recommends that all OpenVision stockholders vote for the approval and adoption of the amendment to the ESPP.

     Your vote on the business to be considered at this Meeting is important, regardless of the number of shares you own. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE PRIOR TO THE MEETING, SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. Returning the proxy does not deprive you of your right to attend the Meeting and to vote your shares in person.

     We look forward to seeing you at the Meeting.

                                         Sincerely,


                                         /s/MICHAEL S. FIELDS

                                         Chairman of the Board

                         OPENVISION TECHNOLOGIES, INC.
                      7133 KOLL CENTER PARKWAY, SUITE 200
                              PLEASANTON, CA 94566
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of OpenVision Technologies, Inc.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Meeting") of OpenVision Technologies, Inc., a Delaware corporation ("OpenVision"), will be held at OpenVision's headquarters located at 7133 Koll Center Parkway, Suite 200, Pleasanton, California 94566 on Thursday, April 24, 1997 at 8:00 a.m. PST for the following purposes:

     1. To consider and vote upon a proposal (the "OpenVision Merger Proposal") to approve and adopt (i) an Agreement and Plan of Reorganization, dated as of January 13, 1997 (the "Reorganization Agreement"), by and among OpenVision, VERITAS Software Corporation, a Delaware corporation (the "Combined Company" or "New VERITAS"), and VERITAS Software Corporation, a California corporation ("VERITAS"), and (ii) an Agreement of Merger among New VERITAS, OpenVision and OpenVision Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New VERITAS ("OpenVision Merger Sub"). The Reorganization Agreement contemplates, among other things, that (a) VERITAS will be reincorporated in the State of Delaware and OpenVision Merger Sub will be merged with and into OpenVision, with the result that OpenVision will become a wholly-owned subsidiary of New VERITAS, (b) each outstanding share of VERITAS Common Stock, no par value ("VERITAS Common Stock"), will then represent one share of New VERITAS Common Stock, par value $0.001 per share ("New VERITAS Common Stock"), (c) each outstanding share of OpenVision Common Stock, par value $0.001 per share ("OpenVision Common Stock") and each outstanding share of Class B Common Stock, par value $0.001 per share of OpenVision, will be converted into approximately 0.346 (the approximate exchange ratio as of March 20, 1997) of a share of New VERITAS Common Stock, (d) each outstanding option or warrant to purchase shares of OpenVision Common Stock will be assumed by the Combined Company and converted into an option or warrant, as applicable, to purchase a number of shares of New VERITAS Common Stock equal to 0.346 multiplied by the number of shares of OpenVision Common Stock subject to such option or warrants (e) all of the stock option plans of OpenVision will be terminated, (f) each outstanding option to purchase OpenVision Common Stock under the OpenVision 1996 Employee Stock Purchase Plan (the "ESPP") will be assumed by New VERITAS, (g) each outstanding option to purchase VERITAS Common Stock will then represent an option to purchase an equivalent number shares of New VERITAS Common Stock and the VERITAS 1993 Equity Incentive Plan, VERITAS 1993 Directors Plan and VERITAS 1993 Employee Stock Purchase Plan will be assumed by New VERITAS, and (h) Geoffrey W. Squire and William H. Janeway, in addition to the then current members of the VERITAS Board, will be appointed to the New VERITAS Board of Directors;

     2. To consider and vote upon a proposal to amend the ESPP to increase the number of shares of OpenVision Common Stock reserved for issuance thereunder from 300,000 to 400,000 (the "OpenVision Plan Proposal"); and

     3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     Only holders of OpenVision Common Stock of record at the close of business on March 20, 1997 are entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof. The affirmative vote of holders of a majority of the outstanding shares of OpenVision Common Stock is required for the approval and adoption of the OpenVision Merger Proposal. The affirmative vote of a majority of the shares of OpenVision Common Stock represented in person or by proxy and entitled to vote at the Meeting on the OpenVision Plan Proposal is required to approve such proposal.

     The foregoing items of business are more fully described in the Joint Proxy Statement/Prospectus accompanying this Notice. To ensure that your vote will be counted, please complete, date and sign the enclosed proxy card and return it promptly in the enclosed postage-paid envelope, whether or not you plan to attend the Meeting. Executed and unmarked proxies will be voted for approval and adoption of the OpenVision Merger Proposal and the OpenVision Plan Proposal.

     You may revoke your proxy in the manner described in the accompanying Joint Proxy Statement/Prospectus at any time before it is voted at the Meeting.

                                            By Order of the Board of Directors,


                                            /s/MICHAEL S. FIELDS

                                            Chairman of the Board

Pleasanton, California
March 25, 1997

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

            DO NOT SEND ANY STOCK CERTIFICATES WITH YOUR PROXY CARD

VERITAS SOFTWARE CORPORATION                       OPENVISION TECHNOLOGIES, INC.

                        JOINT PROXY STATEMENT/PROSPECTUS
                           FOR THE ANNUAL MEETING OF
     SHAREHOLDERS OF VERITAS SOFTWARE CORPORATION, A CALIFORNIA CORPORATION
                           AND THE SPECIAL MEETING OF
     STOCKHOLDERS OF OPENVISION TECHNOLOGIES, INC., A DELAWARE CORPORATION
                           TO BE HELD APRIL 24, 1997.
                            ------------------------
              VERITAS SOFTWARE CORPORATION, A DELAWARE CORPORATION

                                   PROSPECTUS

     This Joint Proxy Statement/Prospectus is being furnished to the shareholders of VERITAS Software Corporation, a California corporation ("VERITAS"), in connection with the solicitation of proxies by the VERITAS Board of Directors for use at the Annual Meeting of VERITAS shareholders (the "VERITAS Meeting") to be held at 7:00 a.m., local time, on April 24, 1997, at VERITAS' corporate headquarters, 1600 Plymouth Street, Mountain View, California 94043, and at any adjournments or postponements of the VERITAS Meeting.
    This Joint Proxy Statement/Prospectus is also being furnished to the stockholders of OpenVision Technologies, Inc., a Delaware corporation ("OpenVision"), in connection with the solicitation of proxies by the OpenVision Board of Directors for use at the Special Meeting of OpenVision stockholders (the "OpenVision Meeting" and, together with the VERITAS Meeting, the "Meetings") to be held at 8:00 a.m., local time, on April 24, 1997, at OpenVision's corporate headquarters, 7133 Koll Center Parkway, Pleasanton, CA 94566, and at any adjournments or postponements of the OpenVision Meeting.
    The VERITAS Meeting has been called to consider and vote upon a proposal to approve and adopt (collectively, the"VERITAS Merger Proposal") (i) an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of January 13, 1997, among VERITAS, OpenVision and VERITAS Software Corporation, a Delaware corporation (the "Combined Company" or "New VERITAS") which provides for the acquisition by VERITAS of OpenVision, and (ii) an Agreement of Merger between VERITAS and VERITAS Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New VERITAS ("VERITAS Merger Sub"), which provide for the reincorporation of VERITAS in the State of Delaware. At the VERITAS Meeting, shareholders of VERITAS will also be asked to elect five directors of VERITAS, all of whom will serve as directors of New VERITAS after consummation of the Merger, to consider and approve proposals to amend VERITAS' 1993 Equity Incentive Plan, 1993 Directors Stock Option Plan and 1993 Employee Stock Purchase Plan (collectively, the "VERITAS Plan Proposals") and to ratify the appointment of Ernst & Young LLP as VERITAS' auditors for 1997. See "ADDITIONAL MATTERS FOR CONSIDERATION OF VERITAS SHAREHOLDERS."
    The OpenVision Meeting has been called to consider and vote upon a proposal to approve and adopt (collectively, the "OpenVision Merger Proposal") (i) the Reorganization Agreement, and (ii) an Agreement of Merger between OpenVision and OpenVision Merger Sub, Inc., a Delaware corporation, and a wholly-owned subsidiary of New VERITAS ("OpenVision Merger Sub"), which provide for the merger of OpenVision Merger Sub with and into OpenVision, which will result in OpenVision becoming a wholly-owned subsidiary of New VERITAS. At the OpenVision Meeting, stockholders of OpenVision will also be asked to consider and approve a proposal (the "OpenVision Plan Proposal") to amend OpenVision's 1996 Employee Stock Purchase Plan ("ESPP"). See "ADDITIONAL MATTER FOR CONSIDERATION BY OPENVISION STOCKHOLDERS."
    The reincorporation of VERITAS and the acquisition by VERITAS of OpenVision contemplated by the Reorganization Agreement are collectively referred to herein as the "Merger."
    This Joint Proxy Statement/Prospectus constitutes the Prospectus of New VERITAS for use in connection with the offer and issuance of shares of Common Stock of New VERITAS, par value $0.001 per share ("New VERITAS Common Stock") to be issued to holders of outstanding shares of OpenVision Common Stock, par value $0.001 per share ("OpenVision Common Stock"), and Class B Common Stock of OpenVision, par value $0.001 per share ("Class B Stock"), with each share of OpenVision Common Stock and Class B Stock being converted into a fraction of a share of New VERITAS Common Stock equal to a fraction, the numerator of which is 7,500,000, and the denominator of which is 73,000 plus the total number of shares of OpenVision Common Stock and Class B Stock outstanding as of the effective time of the Merger plus the total number of shares of OpenVision Common Stock issuable upon exercise of options and warrants to purchase OpenVision Common Stock outstanding as of the effective time of the Merger (the "Exchange Ratio"). As of March 20, 1997, the Exchange Ratio would have been approximately 0.346.
    Upon the effectiveness of the Merger, each then outstanding option to purchase OpenVision Common Stock ("OpenVision Option") and each then outstanding warrant to purchase OpenVision Common Stock ("OpenVision Warrant") will be converted into an option or warrant, as applicable, to purchase a number of shares of New VERITAS Common Stock equal to the Exchange Ratio multiplied by the number of shares purchasable under each OpenVision Option or OpenVision Warrant, as applicable, rounded down to the nearest whole share, at an exercise price equal to the exercise price of such OpenVision Option or OpenVision Warrant, as applicable, at the time of the Merger divided by the Exchange Ratio, rounded up to the nearest cent. In addition, each then outstanding option to purchase OpenVision Common Stock under the ESPP for the open offering period that runs from October 31, 1996 until October 30, 1998 (the "OpenVision Stock Purchase Plan Options") will be assumed and converted into a right to purchase shares of New VERITAS Common Stock on the same terms as set forth in the ESPP, except that the "fair market value" of the New VERITAS Common Stock subject to purchase pursuant to the ESPP (A) on the first day of an "offering period" shall be the quotient resulting from the division of the last sale price of OpenVision Common Stock on the trading day immediately prior to such date by the Exchange Ratio and, (B) on the last day of any "purchase period" under the ESPP shall be the last sale price of the New VERITAS Common Stock on the trading day immediately prior to such date.
    An aggregate of up to 7,500,000 shares of New VERITAS Common Stock will be issued by New VERITAS to stockholders of OpenVision in the Merger and upon exercise of assumed OpenVision Options, OpenVision Warrants and OpenVision Stock Purchase Plan Options.
    Holders of VERITAS Common Stock may, by complying with Sections 1300 through 1312 of the California Corporations Code (the "California Law"), be entitled to exercise dissenters' rights or appraisal rights with respect to the Merger. Under the Delaware General Corporation Law, holders of OpenVision Common Stock are not entitled to exercise dissenters' or appraisal rights with respect to the Merger. It is a condition to the effectiveness of the Merger that holders of no more than 5% of the outstanding shares of VERITAS Common Stock shall be eligible to exercise dissenter's rights. See "THE MERGER -- Appraisal and Dissenters' Rights" and "THE REORGANIZATION AGREEMENT -- Conditions to the Merger."
    On March 21, 1997, the closing sales prices on Nasdaq of the VERITAS Common Stock and OpenVision Common Stock were $31.125 and $10.25 per share, respectively. The Reorganization Agreement may be terminated by OpenVision if the average closing price of the VERITAS Common Stock over the 10 trading days immediately preceding the date of the VERITAS Meeting is less than $33.00 per share. See "SUMMARY -- The Merger -- Termination" and "THE REORGANIZATION AGREEMENT -- Termination."
    This Joint Proxy Statement/Prospectus and the accompanying form(s) of proxy are first being mailed to shareholders of VERITAS and stockholders of OpenVision on or about March 25, 1997.
         THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. SHAREHOLDERS
    OF VERITAS AND STOCKHOLDERS OF OPENVISION ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY,
PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" COMMENCING ON PAGE 18.
                            ------------------------
 THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/ PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
     OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
  ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

      The date of this Joint Proxy Statement/Prospectus is March 25, 1997.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        -----
GLOSSARY..............................................................................     iv
AVAILABLE INFORMATION.................................................................      1
TRADEMARKS............................................................................      1
FORWARD-LOOKING STATEMENTS............................................................      2
SUMMARY...............................................................................      3
  The Companies.......................................................................      3
  The Meetings........................................................................      4
  The Merger..........................................................................      5
  Certain Related Agreements..........................................................     11
  Risk Factors........................................................................     12
  Additional Proposals for VERITAS Shareholders.......................................     12
  Additional Proposal for OpenVision Stockholders.....................................     13
  Market Price and Dividend Data......................................................     13
  Selected Historical and Unaudited Pro Forma Combined
     Condensed Consolidated Financial Data............................................     14
  Comparative Per Share Data..........................................................     17
RISK FACTORS..........................................................................     18
  Risks Relating to the Merger........................................................     18
  Risks Relating to the Combined Company..............................................     20
THE VERITAS MEETING...................................................................     30
  Date, Time, Place and Purpose of VERITAS Meeting....................................     30
  Record Date and Outstanding Shares..................................................     30
  Voting of Proxies...................................................................     30
  Vote Required.......................................................................     30
  Quorum; Abstentions; Broker Non-Votes...............................................     31
  Solicitation of Proxies and Expenses................................................     31
  Appraisal Rights....................................................................     31
THE OPENVISION MEETING................................................................     32
  Date, Time, Place and Purpose of OpenVision Meeting.................................     32
  Record Date and Outstanding Shares..................................................     32
  Voting of Proxies...................................................................     32
  Vote Required.......................................................................     32
  Quorum; Abstentions; Broker Non-Votes...............................................     33
  Solicitation of Proxies and Expenses................................................     33
  Appraisal Rights....................................................................     33
THE MERGER............................................................................     34
  General.............................................................................     34
  Background of the Merger............................................................     34
  Reasons for the Merger..............................................................     36
  Board Recommendations...............................................................     40
  Opinions of Financial Advisors......................................................     40
  Federal Securities Law Consequences.................................................     49
  Nasdaq Listing......................................................................     50
  Certain Federal Income Tax Considerations...........................................     50
  Accounting Treatment................................................................     52
  Governmental and Regulatory Approvals...............................................     52

                                                                                        PAGE
                                                                                        -----
  Appraisal and Dissenters' Rights....................................................     52
  Interests of Certain Persons in the Merger..........................................     54
THE REORGANIZATION AGREEMENT..........................................................     55
  The Mergers.........................................................................     55
  Merger Consideration................................................................     55
  Stock Option and Benefit Plans......................................................     57
  Conditions to the Merger............................................................     57
  Representations and Warranties......................................................     58
  Covenants...........................................................................     58
  Non-Solicitation....................................................................     60
  Indemnification.....................................................................     60
  Termination.........................................................................     61
  Expenses and Termination Fees.......................................................     62
  No Survival of Representations and Warranties.......................................     63
  Amendment; Waiver...................................................................     63
CERTAIN RELATED AGREEMENTS............................................................     63
  Affiliate Agreements................................................................     63
  Voting Agreements...................................................................     63
  Nomination Agreement................................................................     64
  Registration Rights Agreement.......................................................     65
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS..............     66
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VERITAS............................     70
VERITAS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................     72
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF OPENVISION.........................     79
OPENVISION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................     80
BUSINESS OF THE COMBINED COMPANY......................................................     89
BUSINESS OF VERITAS...................................................................     90
BUSINESS OF OPENVISION................................................................     97
MANAGEMENT OF THE COMBINED COMPANY....................................................    103
  Executive Officers and Directors....................................................    103
  Committees of the Board of Directors................................................    105
  Compensation of Directors...........................................................    105
  Compensation of Executive Officers..................................................    105
SELECTED INFORMATION WITH RESPECT TO VERITAS..........................................    106
  Compensation of Directors...........................................................    106
  Compensation of Executive Officers..................................................    106
  Certain Transactions................................................................    108
  Report on Executive Compensation....................................................    108
  VERITAS Stock Price Performance.....................................................    111
  Section 16(a) Beneficial Ownership Reporting Compliance.............................    111
SELECTED INFORMATION WITH RESPECT TO OPENVISION.......................................    112
  Compensation of Directors...........................................................    112
  Compensation of Executive Officers..................................................    112
  Certain Transactions................................................................    114
SECURITY OWNERSHIP OF THE COMBINED COMPANY............................................    115

                                                                                        PAGE
                                                                                        -----
SECURITY OWNERSHIP OF VERITAS.........................................................    117
SECURITY OWNERSHIP OF OPENVISION......................................................    118
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION...........................    120
DESCRIPTION OF NEW VERITAS CAPITAL STOCK..............................................    121
COMPARISON OF RIGHTS OF HOLDERS OF VERITAS COMMON STOCK, OPENVISION COMMON STOCK AND
  NEW VERITAS COMMON STOCK............................................................    123
ADDITIONAL MATTERS FOR CONSIDERATION OF VERITAS SHAREHOLDERS..........................    130
  Proposal 2: Election of Directors...................................................    130
  Proposal 3: Amendments to the 1993 Equity Incentive Plan............................    131
  Proposal 4: Amendments to the 1993 Directors Stock Option Plan......................    134
  Proposal 5: Amendments to the 1993 Employee Stock Purchase Plan.....................    136
  Proposal 6: Ratification of Appointment of Ernst & Young LLP as VERITAS' Auditors
     for 1997.........................................................................    139
ADDITIONAL MATTER FOR CONSIDERATION OF OPENVISION STOCKHOLDERS........................    140
SHAREHOLDER AND STOCKHOLDER PROPOSALS.................................................    143
EXPERTS...............................................................................    143
LEGAL MATTERS.........................................................................    143
INDEX TO FINANCIAL STATEMENTS.........................................................    F-1
FINANCIAL STATEMENT SCHEDULES.........................................................    S-1

APPENDICES

     A-1 Agreement and Plan of Reorganization
     A-2 Form of Agreement of Merger between VERITAS and VERITAS Merger Sub
     A-3 Form of Agreement of Merger between OpenVision and OpenVision Merger
Sub
     B-1 Opinion of Cowen & Company
     B-2 Opinion of Alex. Brown & Sons Incorporated
     C-1 VERITAS 1993 Equity Incentive Plan as proposed to be amended
     C-2 VERITAS 1993 Directors Stock Option Plan as proposed to be amended
     C-3 VERITAS 1993 Employee Stock Purchase Plan as proposed to be amended
     D   Sections 1300-1312 of California Corporations Code
     E   OpenVision 1996 Employee Stock Purchase Plan as proposed to be amended

                                    GLOSSARY

     Unless otherwise specified in this Joint Proxy Statement/Prospectus, the following terms shall have the meanings set forth below:

"ACSC" means Advanced Computing Systems Company.

"AMT" means the alternative minimum tax under the Code.

"APB 25" means Accounting Principles Board's Opinion No. 25 "Accounting for Stock Issued to Employees."

"Affiliate Agreements" means each of the Affiliate Agreements entered into among each of the OpenVision Affiliates and VERITAS, New VERITAS and OpenVision on the one hand, and each of the VERITAS Affiliates and OpenVision, VERITAS and New VERITAS, on the other, collectively.

"Alex. Brown" means Alex. Brown & Sons Incorporated.

"Alex. Brown Engagement Letter" means an engagement letter dated December 16, 1996 between Alex. Brown and OpenVision.

"Alex. Brown Opinion" means the written opinion of Alex. Brown dated January 12, 1997 as to the fairness, from a financial point of view, of the Exchange Ratio to OpenVision stockholders.

"Antitrust Division" means the Antitrust Division of the United States Justice Department.

"Anti-Takeover Law" means Section 203 of the DGCL.

"Articles" means the Articles of Incorporation of VERITAS.

"California Law" means the California General Corporation Law.

"CenterLine" means CenterLine Software, Inc.

"Certificate" means the Certificate of Incorporation of New VERITAS.

"Change of Ownership" means changes in a company's stock ownership over a three year period sufficient to trigger limitations on loss and credit carryforwards under the Code.

"Class B Stock" means the non-voting Class B Common Stock of OpenVision, par value $0.001 per share.

"Closing" means the third business day after all conditions to the closing of the Merger specified in the Reorganization Agreement are satisfied or waived.

"Code" means the Internal Revenue Code of 1986, as amended.

"Combined Company" means New VERITAS.

"Commission" means the United States Securities and Exchange Commission.

"Cowen" means Cowen & Company.

"Cowen Engagement Letter" means an engagement letter dated December 1, 1996 between Cowen and VERITAS with respect to the rendering by Cowen of financial advisory services to VERITAS in connection with the Merger.

"DGCL" means the Delaware General Corporation Law.

"Directors Plan" means the VERITAS 1993 Directors Stock Option Plan.

"Disqualifying Disposition" means a sale or other disposition of ISO Shares or shares received pursuant to participation in a Code Section 423 employee stock purchase plan prior to the expiration of the relevant one year and two year holding periods by an employee benefit plan participant, including by way of gift (but not death, bequest or inheritance).

"Dissenting Shares" means "dissenting shares" within the meaning of Section 1300(b) of the California Law.

"Effective Time" means the date which is the later of (i) the filing of the OpenVision Merger Agreement with the Secretary of State of the State of Delaware, (ii) the filing of the VERITAS Merger Agreement with the Secretary of State of the State of Delaware, and (iii) the filing of the VERITAS Merger Agreement with the Secretary of State of the State of California.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliates" means any entity which is a member of (A) a "controlled group of corporations," as defined in Section 414(b) of the Code, (B) a group of entities under "common control," as defined in Section 414(c) of the Code, or
(C) an "affiliated service group," as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes OpenVision or any subsidiaries of OpenVision.

"ESPP" means the OpenVision 1996 Employee Stock Purchase Plan.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Agent" means ChaseMellon Shareholder Services LLC.

"Exchange Ratio" means a fraction, the numerator of which is 7,500,000 and the denominator of which is the total number of shares of OpenVision Common Stock and Class B Stock outstanding plus the total number of shares of OpenVision Common Stock issuable upon exercise of OpenVision Options and OpenVision Warrants outstanding as of the Effective Time plus 73,000 (as of March 20, 1997, the Exchange Ratio would have been approximately 0.346).

"Executive Incentive Plan" means the VERITAS Executive Officer Incentive Compensation Plan.

"Final Date" means April 30, 1997, except that if the FTC issues a "second request" under the HSR Act, the Final Date shall be extended to July 31, 1997, and except that if a temporary, preliminary or permanent injunction or other order by any federal or state court which would prohibit or otherwise restrain consummation of the Merger is issued and in effect on April 30, 1997, and such injunction has not become final and nonappealable, either VERITAS or OpenVision may, on or before April 30, 1997, extend the Final Date up to and including the earlier of the date such injunction becomes final and nonappealable or July 31, 1997.

"FTC" means the United States Federal Trade Commission.

"GAAP" means Generally Accepted Accounting Principles.

"HA" means high availability.

"H&Q Index" means the Hambrecht & Quist Technology Stock Index.

"HSM" means hierarchical storage management.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"IBES" means Institutional Brokers Estimating System.

"Indemnified Parties" means each present and former director or officer of VERITAS or any VERITAS subsidiary or OpenVision or any OpenVision subsidiary who, after the Effective Time and pursuant to the terms of the Reorganization Agreement, are to be jointly and severally, to the fullest extent permitted under applicable law, indemnified and held harmless by New VERITAS and the VERITAS Surviving Corporation or the Open Vision Surviving Corporation, as applicable.

"I/O" means input/output.

"IRS" means the Internal Revenue Service of the United States.

"ISO" means an incentive stock option as defined under Section 422 of the Code.

"ISO Shares" means stock acquired upon exercise of an ISO.

"Meetings" means the OpenVision Meeting and the VERITAS Meeting, collectively.

"Merger" means collectively, the Reincorporation and the acquisition of OpenVision by VERITAS such that OpenVision becomes a wholly-owned subsidiary of New VERITAS, as contemplated by the Reorganization Agreement and the OpenVision Merger Agreement.

"Merger Agreements" means the OpenVision Merger Agreement and the VERITAS Merger Agreement, collectively.

"Microsoft" means Microsoft Corporation.

"Nasdaq" means the Nasdaq National Market.

"New VERITAS" means VERITAS Software Corporation, a Delaware corporation.

"New VERITAS Board" means the Board of Directors of New VERITAS.

"New VERITAS Common Stock" means the Common Stock of New VERITAS, par value $0.001 per share.

"1992 Stock Plan" means OpenVision's 1992 Stock Plan.

"1993 Plan" means the VERITAS 1993 Equity Incentive Plan.

"1996 Plan" means OpenVision's 1996 Director Option Plan.

"Nomination Agreement" means the Nomination Agreement to be entered into at the Closing between New VERITAS and Warburg.

"Notice of Approval" means the document that VERITAS must mail to any shareholder who could qualify as possessing Dissenting Shares which provides notice of the approval of the Merger by the requisite number of outstanding shares, along with a statement of the price determined by VERITAS to represent the fair market value of Dissenting Shares and a brief description of the procedure to be followed if the shareholder desires to exercise dissenters' rights.

"Novell" means Novell, Inc.

"NQSO" means a stock option that is not qualified under Section 422 of the Code.

"OEMs" means original equipment manufacturers.

"OpenVision" means OpenVision Technologies, Inc., a Delaware corporation.

"OpenVision Affiliates" means affiliates of OpenVision who have entered into Affiliate Agreements.

"OpenVision Board" means the Board of Directors of OpenVision.

"OpenVision Certificate" means the Amended and Restated Certificate of Incorporation of OpenVision.

"OpenVision Common Stock" means the Common Stock of OpenVision, par value $0.001 per share.

"OpenVision Meeting" means the Special Meeting of OpenVision stockholders to be held on April 24, 1997.

"OpenVision Merger" means the merger of OpenVision Merger Sub with and into OpenVision pursuant to the OpenVision Merger Agreement which will result in OpenVision, as the surviving corporation, becoming a wholly-owned subsidiary of New VERITAS.

"OpenVision Merger Agreement" means the Agreement of Merger between OpenVision and OpenVision Merger Sub to be entered into immediately prior to the Effective Time.

"OpenVision Merger Proposal" means the proposal to approve and adopt the Reorganization Agreement, the OpenVision Merger Agreement and the OpenVision Merger, including the assumption of the OpenVision Options, OpenVision Stock Purchase Plan Options, OpenVision Warrants, VERITAS Options and the VERITAS Plans by New VERITAS, the termination of the OpenVision Plans and the appointment of

Geoffrey W. Squire, William H. Janeway and the then current members of the VERITAS Board to the New VERITAS Board, as described in this Joint Proxy Statement/Prospectus.

"OpenVision Merger Sub" means OpenVision Merger Sub, Inc., a Delaware corporation, and a wholly-owned subsidiary of New VERITAS.

"OpenVision Named Executive Officers" means those executive officers of OpenVision who will serve as executive officers of the Combined Company following the Merger.

"OpenVision Option" means an outstanding option prior to the Effective Time to purchase OpenVision Common Stock.

"OpenVision Plan Proposal" means the proposal to approve and adopt the proposed amendment to increase the number of shares of OpenVision Common Stock available for issuance pursuant to the ESPP from 300,000 to 400,000.

"OpenVision Plans" means the 1992 Stock Plan and 1996 Plan, collectively.

"OpenVision Record Date" means the close of business on March 20, 1997.

"OpenVision Stockholder Rejection" means the failure of OpenVision stockholders to approve the OpenVision Merger Proposal at the OpenVision Meeting.

"OpenVision Stock Purchase Plan Options" means each option outstanding at the Effective Time to purchase OpenVision Common Stock under the ESPP for the open offering period that runs from October 31, 1996 until October 30, 1998.

"OpenVision Subject Shares" means the approximately 8,549,032 shares of OpenVision Common Stock and 3,247,142 shares of Class B Stock beneficially owned by the OpenVision Subject Stockholders in the aggregate.

"OpenVision Subject Stockholders" means the OpenVision stockholders who beneficially own in the aggregate approximately 55% of the shares of outstanding OpenVision Common Stock, collectively. These stockholders consist of Michael Fields, OpenVision's Chairman of the Board, Geoffrey Squire, OpenVision's President and Chief Executive Officer, and Warburg.

"OpenVision Surviving Corporation" means the corporation surviving the OpenVision Merger.

"OpenVision Voting Agreements" means each of the Voting Agreements entered into by and between each of the OpenVision Subject Stockholders, on the one hand, and VERITAS, on the other.

"OpenVision Warrant" means an outstanding warrant prior to the Effective Time to purchase OpenVision Common Stock.

"Planned Dispositions" means any action pursuant to a plan or intent existing at or prior to the Merger, to dispose of or transfer so much of either VERITAS Common Stock or OpenVision Common Stock in anticipation of the Merger, or the New VERITAS Common Stock to be received in the Merger such that the VERITAS shareholders, or OpenVision stockholders, as a group, would no longer have a significant equity interest in the VERITAS or OpenVision business conducted by the Combined Company after the Merger.

"Pooling Letter" means the letter from Ernst & Young LLP stating the firm's written concurrence with the VERITAS management's and the OpenVision management's conclusion as to the appropriateness of pooling of interests accounting treatment for the Merger.

"Purchase Plan" means the VERITAS 1993 Employee Stock Purchase Plan.

"Registration Rights Agreement" means the Registration Rights Agreement to be entered into at the Closing between New VERITAS and Warburg.

"Registration Statement" means the Registration Statement on Form S-4 under the Securities Act with respect to the New VERITAS Common Stock to be issued in the Merger and of which this Joint Proxy Statement/Prospectus is a part.

"Reincorporation" means the reincorporation of VERITAS in the State of Delaware pursuant to the VERITAS Merger.

"Reorganization" means a reorganization under Section 368(a) of the Code.

"Reorganization Agreement" means the Agreement and Plan of Reorganization dated as of January 13, 1997, among VERITAS, OpenVision and New VERITAS.

"Rule 144" means Rule 144 promulgated under the Securities Act.

"Rule 145" means Rule 145 promulgated under the Securities Act.

"SFAS 109" means Statement of Financial Accounting Standards No. 109.

"SFAS 123" means Statement of Financial Accounting Standards No. 123.

"SVR4" means the System V, Release 4 version of the UNIX operating system offered by Novell.

"Securities Act" means the Securities Act of 1933, as amended.

"Subject Holders" means the OpenVision Subject Stockholders and the VERITAS Subject Shareholders, collectively.

"Substantial Material Adverse Change" means any event or change which, individually or in the aggregate of all such events or changes, has resulted, or reasonably would be expected to result in a substantial impairment to VERITAS' or OpenVision's, as applicable, ability after the Closing to continue to develop, produce, sell and distribute the products and services that are material to VERITAS' or OpenVision's business, as applicable, in substantially the same manner as such party had prior to the date of the Reorganization Agreement.

"Sun Microsystems" means Sun Microsystems, Inc.

"Superior Proposal" means a written unsolicited proposal relating to a possible acquisition of OpenVision or certain subsidiaries of OpenVision, other than by VERITAS or New VERITAS, which proposal is, in the reasonable good faith judgment of the OpenVision Board, after consultation with its legal and financial advisors, on financial and other terms more favorable to the stockholders of OpenVision than the terms of the Merger and which is made by a party that can reasonably be expected to consummate the transaction on the terms proposed.

"Tandem" means Tandem Computers, Inc.

"Third Party Proposal" means a proposal from any person other than OpenVision or VERITAS relating to the possible acquisition of OpenVision or VERITAS, as applicable (whether by way of merger, purchase of its capital stock, purchase of assets or otherwise), or any material portion of OpenVision's or VERITAS', as applicable, capital stock or assets.

"Tidalwave" means Tidalwave Technologies, Inc.

"Tidalwave Merger" means the acquisition by VERITAS of the business and operations of Tidalwave.

"VAR" means value added reseller.

"VERITAS" means VERITAS Software Corporation, a California corporation.

"VERITAS Affiliates" means affiliates of VERITAS who have entered into Affiliate Agreements.

"VERITAS Amendments" means the proposed amendments to the 1993 Plan, Directors Plan and Purchase Plan to (i) increase the number of shares of VERITAS Common Stock reserved for issuance thereunder, and (ii) incorporate other technical changes related to the assumption by New VERITAS of the VERITAS Plans.

"VERITAS Board" means the Board of Directors of VERITAS.

"VERITAS CEO" means the Chief Executive Officer of VERITAS.

"VERITAS Committee" means the Compensation Committee of the VERITAS Board.

"VERITAS Common Stock" means the Common Stock of VERITAS, no par value.

"VERITAS Meeting" means the Annual Meeting of VERITAS shareholders to be held on April 24, 1997.

"VERITAS Merger" means the merger of VERITAS Merger Sub with and into VERITAS pursuant to the VERITAS Merger Agreement which will result in VERITAS becoming a Delaware corporation.

"VERITAS Merger Agreement" means the Agreement of Merger between VERITAS and VERITAS Merger Sub to be entered into immediately prior to the Effective Time.

"VERITAS Merger Proposal" means the proposal to approve and adopt the Reorganization Agreement, the VERITAS Merger Agreement and the VERITAS Merger, including the assumption by New VERITAS of the VERITAS Options, the VERITAS Plans, the OpenVision Options, the OpenVision Warrants and the OpenVision Stock Purchase Plan Options and the appointment of Geoffrey W. Squire, William H. Janeway and the then current members of the VERITAS Board to the New VERITAS Board as described in this Joint Proxy Statement/Prospectus.

"VERITAS Merger Sub" means VERITAS Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New VERITAS.

"VERITAS Named Executive Officers" means those executive officers of VERITAS who will serve as executive officers or directors of the Combined Company.

"VERITAS Option" means an outstanding option prior to the Effective Time to purchase VERITAS Common Stock.

"VERITAS Plan Proposals" means each of the proposals to approve and adopt each of the proposed VERITAS Amendments, collectively.

"VERITAS Plans" means the 1993 Plan, the Directors Plan and the Purchase Plan, collectively.

"VERITAS Record Date" means the close of business on March 20, 1997.

"VERITAS Shareholder Rejection" means the failure of the shareholders of VERITAS to approve the VERITAS Merger Proposal at the VERITAS Meeting.

"VERITAS Subject Shareholders" means the VERITAS shareholders who beneficially own in the aggregate approximately 5.94% of the shares of outstanding VERITAS Common Stock, collectively. These shareholders consist of Mark Leslie, Fred van den Bosch, Fred Crary, Peter Levine, Joseph Rizzi, Roel Pieper and Steven Brooks.

"VERITAS Subject Shares" means the approximately 826,255 shares of VERITAS Common Stock beneficially owned by the VERITAS Subject Shareholders in the aggregate.

"VERITAS Surviving Corporation" means the corporation surviving the VERITAS Merger.

"VERITAS Voting Agreements" means the Voting Agreements entered into by and between each of the VERITAS Subject Shareholders, on the one hand, and OpenVision, on the other.

"Voting Agreement" means each of the VERITAS Voting Agreements and OpenVision Voting Agreements, collectively.

"Warburg" means Warburg, Pincus Investors, L.P.

"Windows NT" means the Microsoft Windows NT operating system.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

    NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

    VERITAS and OpenVision are each subject to the informational requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the Commission. These materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of these materials can also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the World Wide Web site is http://www.sec.gov. The VERITAS Common Stock and the OpenVision Common Stock are listed on Nasdaq and the New VERITAS Common Stock will be listed on Nasdaq and reports or other information concerning such companies may, with respect to OpenVision and VERITAS, be inspected at the offices of the National Association of Securities Dealers, Inc. located at 9513 Key West Avenue, Rockville, Maryland 20850. After the consummation of the Merger, OpenVision will no longer file reports, proxy statements, or other information with the Commission or Nasdaq. Instead such information will be provided, to the extent required, in filings made by New VERITAS.

    Under the rules and regulations of the Commission, the solicitation of proxies from stockholders of OpenVision to approve and adopt the OpenVision Merger Proposal, constitutes an offering of New VERITAS Common Stock to be issued in connection with the OpenVision Merger. Accordingly, New VERITAS has filed with the Commission the Registration Statement with respect to such offering. This Joint Proxy Statement/Prospectus constitutes the prospectus of New VERITAS that is filed as part of the Registration Statement. Other parts of the Registration Statement are omitted from this Joint Proxy Statement/Prospectus in accordance with the rules and regulations of the Commission. Copies of the Registration Statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the regional offices of the Commission referred to above, obtained at the Commission's World Wide Web site set forth above or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

    Statements made in this Joint Proxy Statement/Prospectus concerning the contents of any contract or other document are not necessarily complete. With respect to each contract or other document filed as an exhibit to the Registration Statement, reference is hereby made to that exhibit for a more complete description of the matter involved, and each such statement is hereby qualified in its entirety by such reference.

    All information contained in this Joint Proxy Statement/Prospectus relating to VERITAS and New VERITAS has been supplied by VERITAS, and all information relating to OpenVision has been supplied by OpenVision.

                                   TRADEMARKS

    VERITAS, the VERITAS logo, VxFS, VxVA, VxServerSuite, VxVM, FirstWatch and the ACSC logo are registered trademarks of VERITAS. VERITAS Volume Manager, VERITAS File System, VERITAS Visual Administrator, VERITAS Cluster Volume Manager, VxCVM, VERITAS ServerSuite, VERITAS Smartsync, VERITAS Quick I/O Database Accelerator, VxReliant, VERITAS Media Librarian and VxML are trademarks of VERITAS. OpenVision, the OpenVision logo and SecureMax are registered trademarks of OpenVision, and AXXiON is a trademark of OpenVision. All other brand names or trademarks appearing in this Joint Proxy Statement/Prospectus are the property of their respective holders.

                           FORWARD-LOOKING STATEMENTS

     THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISK FACTORS BEGINNING ON PAGE 18 HEREOF. NEITHER NEW VERITAS, VERITAS NOR OPENVISION MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE ATTAINABILITY OF THE PROJECTED OR ESTIMATED FINANCIAL INFORMATION REFERENCED OR SET FORTH HEREIN UNDER "THE MERGER -- OPINIONS OF FINANCIAL ADVISORS" OR ELSEWHERE HEREIN OR AS TO THE ACCURACY OR COMPLETENESS OF THE ASSUMPTIONS FROM WHICH THAT PROJECTED OR ESTIMATED INFORMATION IS DERIVED. PROJECTIONS OR ESTIMATIONS OF THE COMBINED COMPANY'S FUTURE PERFORMANCE ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY AND MAY VARY MATERIALLY FROM ACTUAL RESULTS. REFERENCE IS MADE TO THE PARTICULAR DISCUSSIONS SET FORTH UNDER "RISK FACTORS," "VERITAS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "OPENVISION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." IN CONNECTION WITH FORWARD-LOOKING STATEMENTS WHICH APPEAR IN THESE AND OTHER DISCLOSURES, SHAREHOLDERS OF VERITAS AND STOCKHOLDERS OF OPENVISION SHOULD CAREFULLY REVIEW THE FACTORS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS UNDER "RISK FACTORS" BEGINNING ON PAGE 18 HEREOF.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. The summary does not contain a complete description of the terms of the Merger and is qualified in its entirety by reference to the full text of this Joint Proxy Statement/Prospectus and the Appendices hereto. Shareholders of VERITAS and stockholders of OpenVision are urged to read this Joint Proxy Statement/Prospectus and the Appendices hereto in their entirety.

     For purposes of this Joint Proxy Statement/Prospectus, "VERITAS" refers to VERITAS Software Corporation and its subsidiaries, "OpenVision" refers to OpenVision Technologies, Inc. and its subsidiaries, and the "Combined Company" or "New VERITAS" refers to the combined business of VERITAS and OpenVision formed as a result of the Merger.

     This Joint Proxy Statement/Prospectus contains forward-looking statements. Actual results could differ materially from those projected in these forward-looking statements as a result of certain factors, including those risks described under "RISK FACTORS" and elsewhere in this Joint Proxy
Statement/Prospectus.

                                 THE COMPANIES

  VERITAS

     VERITAS develops, markets and supports advanced storage management and high availability products for open system environments. VERITAS' products provide performance improvement and reliability enhancement features that are critical for many commercial applications. Some of the key features include protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage the back-up of systems without interrupting users. The high availability products provide an automated failover between computer systems organized in clusters sharing disk resources. VERITAS was incorporated in May 1982. VERITAS' principal executive offices are located at 1600 Plymouth Street, Mountain View, California 94043; its telephone number is (415) 335-8000. See "BUSINESS OF VERITAS."

  OpenVision

     OpenVision provides systems management applications and services for client/server computing environments. OpenVision's AXXiON (pronounced "action") products address three essential areas of systems management -- storage, operations and security. OpenVision's scalable products can be used independently and certain products can be combined to provide interoperable client/server systems management solutions. AXXiON products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost-effectively by increasing system administrator productivity and system availability. OpenVision also provides a comprehensive range of services to assist customers in planning and implementing systems management solutions. OpenVision was incorporated in June 1992. OpenVision's principal executive offices are located at 7133 Koll Center Parkway, Pleasanton, California 94566; its telephone number is (510) 426-6400. See "BUSINESS OF OPENVISION."

  The Combined Company

     New VERITAS was incorporated in January 1997 and was organized for the purpose of the Merger. New VERITAS currently has no material assets and has not conducted any substantial business activities to date. As a result of the Merger, VERITAS will become reincorporated in Delaware and OpenVision will become a wholly-owned subsidiary of New VERITAS. Accordingly, following the Effective Time, the business of New VERITAS will be substantially similar to the business currently conducted by each of VERITAS and OpenVision. The address of New VERITAS' principal executive offices will be 1600 Plymouth Street, Mountain View, California 94043; its telephone number will be (415) 335-8000. See "BUSINESS OF THE COMBINED COMPANY."

                                  THE MEETINGS

  VERITAS

     The VERITAS Meeting will be held on April 24, 1997 at 7:00 a.m. PST at VERITAS' headquarters located at 1600 Plymouth Street, Mountain View, California 94043. See "THE VERITAS MEETING." At the VERITAS Meeting, shareholders of VERITAS at the close of business on the VERITAS Record Date will be asked to approve and adopt the VERITAS Merger Proposal, including the assumption by New VERITAS of the VERITAS Options, the VERITAS Plans, the OpenVision Options, OpenVision Stock Purchase Plan Options and the OpenVision Warrants. The Reorganization Agreement and the VERITAS Merger Agreement are attached hereto as Appendices A-1 and A-2, respectively. See "THE MERGER" and "THE REORGANIZATION AGREEMENT." At the VERITAS Meeting, shareholders of VERITAS will also be asked to elect five directors, to approve and adopt each of the VERITAS Plan Proposals and to ratify the appointment of Ernst & Young LLP as VERITAS' auditors for 1997. The 1993 Plan, Directors Plan and Purchase Plan, as proposed to be amended, are attached hereto as Appendices C-1 through C-3. See "ADDITIONAL MATTERS FOR CONSIDERATION OF VERITAS SHAREHOLDERS."

     VERITAS shareholders of record at the close of business on the VERITAS Record Date have the right to receive notice of and to vote at the VERITAS Meeting. At the close of business on the VERITAS Record Date, there were 13,710,293 shares of VERITAS Common Stock outstanding and entitled to vote. The affirmative vote of the holders of a majority of the outstanding shares of VERITAS Common Stock is required to approve and adopt the VERITAS Merger Proposal, the affirmative vote of a plurality of the shares of VERITAS Common Stock represented in person or by proxy and entitled to vote at the VERITAS Meeting is required to elect directors and the affirmative vote of a majority of the shares of VERITAS Common Stock represented in person or by proxy and entitled to vote at the VERITAS Meeting is required to approve each of the VERITAS Plan Proposals and to ratify the appointment of Ernst & Young LLP.

     As of the VERITAS Record Date, directors and executive officers of VERITAS, as a group beneficially owned 826,255 shares of VERITAS Common Stock, or approximately 5.94% of those shares outstanding as of such date. All such directors and executive officers of VERITAS have executed Voting Agreements with OpenVision, pursuant to which they have agreed to vote such shares in favor of the VERITAS Merger Proposal.

  OpenVision

     The OpenVision Meeting will be held on April 24, 1997 at 8:00 a.m. PST at OpenVision's headquarters located at 7133 Koll Center Parkway, Suite 200, Pleasanton, California 94566. See "THE OPENVISION MEETING." At the OpenVision Meeting, stockholders of OpenVision at the close of business on the OpenVision Record Date will be asked to consider and vote upon the OpenVision Merger Proposal, including the assumption by New VERITAS of the VERITAS Options, the VERITAS Plans, the OpenVision Options, the OpenVision Stock Purchase Plan Options, the OpenVision Warrants and the termination of the OpenVision Plans. The Reorganization Agreement and the OpenVision Merger Agreement are attached hereto as Appendices A-1 and A-3, respectively. See "THE MERGER" and "THE REORGANIZATION AGREEMENT." At the OpenVision Meeting, stockholders of OpenVision will also be asked to approve and adopt the OpenVision Plan Proposal. The ESPP, as proposed to be amended, is attached hereto as Appendix E.

     Holders of record of OpenVision Common Stock at the close of business on the OpenVision Record Date have the right to receive notice of and to vote at the OpenVision Meeting. At the close of business on the OpenVision Record Date, there were 15,521,643 shares of OpenVision Common Stock outstanding, each of which is entitled to one vote on each matter to be acted upon and there were 3,247,142 shares of non-voting Class B Stock outstanding. The required quorum for the transaction of business at the OpenVision Meeting is a majority of the shares of OpenVision Common Stock issued and outstanding on the OpenVision Record Date. The Class B Stock will not be included in the determination of the presence of a quorum. Abstentions and broker non-votes each will be included in determining the number of shares present for purposes of determining the presence of a quorum.

     Pursuant to the DGCL, approval of the OpenVision Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of OpenVision Common Stock entitled to vote at the OpenVision Meeting and approval of the OpenVision Plan Proposal requires the affirmative vote of a majority of the shares of OpenVision Common Stock represented in person or by proxy and entitled to vote at the OpenVision Meeting. Stockholders of OpenVision beneficially owning approximately 55% of the issued and outstanding OpenVision Common Stock, as a group, have executed Voting Agreements with VERITAS, pursuant to which they have agreed to vote such shares in favor of the OpenVision Merger Proposal. Accordingly, approval of the OpenVision Merger Proposal at the OpenVision Meeting, to a large extent, is assured.

                                   THE MERGER

  Effects of the Merger

     The Reorganization Agreement provides for, among other things: (a) the reincorporation of VERITAS in the State of Delaware pursuant to the merger of VERITAS Merger Sub with and into VERITAS pursuant to the VERITAS Merger Agreement, and (b) the merger of OpenVision Merger Sub with and into OpenVision pursuant to the OpenVision Merger Agreement which will result in OpenVision, as the surviving corporation of the OpenVision Merger, becoming a wholly-owned subsidiary of New VERITAS.

  Effect on VERITAS Securities

     Upon consummation of the Reincorporation, each outstanding share of VERITAS Common Stock will represent one share of New VERITAS Common Stock and each VERITAS Option will represent an option to purchase an equivalent number of shares of New VERITAS Common Stock at an exercise price per share equal to that of such VERITAS Option. See "THE REORGANIZATION AGREEMENT -- Merger Consideration." For a description of the New VERITAS Common Stock, see "DESCRIPTION OF NEW VERITAS CAPITAL STOCK." For a summary of the principal differences between rights of holders of New VERITAS Common Stock and VERITAS Common Stock, see "COMPARISON OF RIGHTS OF HOLDERS OF VERITAS COMMON STOCK, OPENVISION COMMON STOCK AND NEW VERITAS COMMON STOCK."

  Conversion of OpenVision Securities

     Upon consummation of the OpenVision Merger, each outstanding share of OpenVision Common Stock and Class B Stock will be converted into a fraction of a share of New VERITAS Common Stock equal to a fraction, the numerator of which is 7,500,000, and the denominator of which is 73,000 plus the total number of shares of OpenVision Common Stock and Class B Stock outstanding plus the total number of shares of OpenVision Common Stock issuable upon exercise of outstanding OpenVision Options and OpenVision Warrants. As of March 20, 1997, based on the number of shares of OpenVision Common Stock and Class B Stock, OpenVision Options and OpenVision Warrants outstanding on such date, the Exchange Ratio would be approximately 0.346 of a share of New VERITAS Common Stock for each outstanding share of OpenVision Common Stock and Class B Stock.

     Each outstanding OpenVision Option and OpenVision Warrant will be converted into an option or warrant, as applicable, to purchase a number of shares of New VERITAS Common Stock equal to the Exchange Ratio multiplied by the number of shares purchasable under each OpenVision Option or OpenVision Warrant, as applicable, rounded down to the nearest whole share, at an exercise price equal to the exercise price of such OpenVision Option or OpenVision Warrant, as applicable, at the Effective Time, divided by the Exchange Ratio, rounded up to the nearest cent. Each OpenVision Stock Purchase Plan Option will be assumed and converted into a right to purchase shares of New VERITAS Common Stock on the same terms as set forth in the ESPP, except that the "fair market value" of New VERITAS Common Stock subject to purchase pursuant to the ESPP (A) on the first day of an "offering period" shall be the quotient resulting from the division of the last sale price of OpenVision Common Stock on the trading day immediately prior to such date by the Exchange Ratio, and (B) on the last day of any "purchase period" under the ESPP shall be the last sale price of New VERITAS Common Stock as reported on Nasdaq on the trading day immediately prior to such date. See "THE REORGANIZATION AGREEMENT -- Merger Consideration."

     For a summary of the principal differences between the rights of holders of New VERITAS Common Stock and OpenVision Common Stock, see "COMPARISON OF RIGHTS OF HOLDERS OF VERITAS COMMON STOCK, OPENVISION COMMON STOCK AND NEW VERITAS COMMON STOCK."

     HOLDERS OF VERITAS COMMON STOCK OR OPENVISION COMMON STOCK SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD. IF THE MERGER IS APPROVED, A LETTER OF TRANSMITTAL WILL BE MAILED AFTER THE EFFECTIVE TIME TO EACH PERSON WHO WAS A HOLDER OF OUTSTANDING OPENVISION COMMON STOCK IMMEDIATELY PRIOR TO THE EFFECTIVE TIME. CERTIFICATES REPRESENTING VERITAS COMMON STOCK NEED NOT BE EXCHANGED AFTER THE MERGER AND WILL BE DEEMED, AFTER THE EFFECTIVE TIME, TO REPRESENT SHARES OF NEW VERITAS COMMON STOCK. CERTIFICATES REPRESENTING OPENVISION COMMON STOCK SHOULD BE SENT TO THE EXCHANGE AGENT ONLY AFTER RECEIPT OF, AND IN ACCORDANCE WITH, THE INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL.

  Ownership of New VERITAS

     Immediately following the consummation of Merger, based on the shares outstanding as of March 20, 1997, the shareholders of VERITAS will collectively hold approximately 67% of the issued and outstanding shares of New VERITAS Common Stock and the former stockholders of OpenVision will collectively hold approximately 33% of the issued and outstanding shares of New VERITAS Common Stock. See "SECURITY OWNERSHIP OF THE COMBINED COMPANY."

  Fairness Opinions

     Cowen has delivered its written opinion dated as of January 12, 1997, stating that, as of such date, the Merger was fair, from a financial point of view, to the holders of VERITAS Common Stock. Cowen is under no obligation to update the Cowen Opinion. The full text of the Cowen Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the review undertaken by Cowen is attached as Appendix B-1 to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. VERITAS shareholders are urged to read the Cowen Opinion in its entirety.

     Alex. Brown has delivered its written opinion, dated as of January 12, 1997, that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of OpenVision Common Stock. Alex. Brown is under no obligation to update the Alex. Brown Opinion. The full text of the Alex. Brown Opinion which sets forth, among other things, the assumptions made, matters considered and limitations on the review undertaken by Alex. Brown, is attached as Appendix B-2 to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. OpenVision stockholders are urged to read the Alex. Brown Opinion in its entirety.

  Board Recommendations

     The VERITAS Board has unanimously approved the VERITAS Merger Proposal and has determined that the Merger is in the best interests of VERITAS and its shareholders. The VERITAS Board unanimously recommends approval and adoption of the VERITAS Merger Proposal by the VERITAS shareholders.

     Since the announcement of the proposed Merger, the closing price of the VERITAS Common Stock has ranged from a high of $56.125 per share to a low of $27.25 per share and on March 21, 1997 the latest practicable date before the printing of this Joint Proxy Statement/Prospectus, the closing price was $31.125 per share. The closing price of OpenVision Common Stock during this period has ranged from a high of $18.00 per share to a low of $9.125 per share and on March 31, 1997 the closing price was $10.25 per share. The VERITAS Board has reviewed the decline in trading prices of the VERITAS Common Stock and the OpenVision Common Stock, and has also reviewed the recent volatility in the trading prices of technology companies generally, and has noted that a number of technology companies have experienced declines in their stock prices over the same period. The VERITAS Board has also reviewed the recent financial performance of both OpenVision and VERITAS, the potential synergies between the two companies, and the other factors described in more detail in "THE MERGER -- Reasons for the Merger." After careful reconsideration of all of such factors, the VERITAS Board continues to believe that the Merger is in the best interests of VERITAS and its shareholders and continues to recommend approval and adoption of the VERITAS Merger Proposal by the VERITAS shareholders. See "THE MERGER -- Background of the Merger,"
"-- Reasons for the Merger" and "-- Board Recommendations."

     The VERITAS Board also unanimously recommends a vote for the election of each of the nominees, approval of each of the VERITAS Plan Proposals by the VERITAS shareholders, and the approval of the ratification of the appointment of Ernst & Young LLP. VERITAS shareholders should read this Joint Proxy Statement/Prospectus carefully prior to voting. See "THE MERGER -- Reasons for the Merger," "-- Background of the Merger," "-- Board Recommendations" and "ADDITIONAL MATTERS FOR CONSIDERATION OF VERITAS SHAREHOLDERS."

     The OpenVision Board has unanimously approved the OpenVision Merger Proposal and has determined that the Merger is in the best interests of OpenVision and its stockholders. The OpenVision Board has unanimously recommended approval and adoption of the OpenVision Merger Proposal by the OpenVision stockholders. The OpenVision Board has also reviewed the decline in the trading prices for the OpenVision Common Stock and VERITAS Common Stock, and has also reviewed the recent volatility in the trading prices of technology companies generally, and has noted that a number of technology companies have experienced declines in their stock prices over the same period. The OpenVision Board has also reviewed the recent financial performance of both OpenVision and VERITAS, the potential synergies between the two companies, and the other factors described in more detail in "THE MERGER -- Reasons for the Merger." The OpenVision Board also reviewed the opinion of the Alex. Brown as to the fairness of the Exchange Ratio to the OpenVision stockholders. The Alex. Brown Opinion was delivered to the OpenVision Board on January 12, 1997. The Alex. Brown Opinion is based on a number of different analyses as summarized under "THE MERGER -- Opinions of Financial Advisors -- Opinion of OpenVision's Financial Advisor." Among such analyses, the contribution analysis, discounted cash flow analysis and pro forma combined earnings analysis are unaffected by changes in the trading price of the VERITAS Common Stock. Certain other analyses, such as the analysis of certain other publicly traded companies, analysis of selected mergers and acquisitions and historical exchange ratio and premium analysis, were based on the closing price of VERITAS Common Stock of $54.50 per share on January 10, 1997 (the last trading day prior to the date of the Alex. Brown Opinion). After careful reconsideration of all of the foregoing factors, the OpenVision Board continues to believe that the Merger is in the best interests of the OpenVision stockholders and continues to recommend approval and adoption of the OpenVision Merger Proposal by the OpenVision stockholders. See "THE MERGER -- Reasons for the Merger," "-- Background of the Merger" and "-- Board Recommendations."

     The OpenVision Board has also unanimously approved the OpenVision Plan Proposal and unanimously recommends approval of the OpenVision Plan Proposal by the OpenVision stockholders. OpenVision stockholders should read this Joint Proxy Statement/Prospectus carefully prior to voting. See "ADDITIONAL MATTER FOR CONSIDERATION OF OPENVISION STOCKHOLDERS."

  Effective Time.

     The Merger will become effective on the Effective Time. Assuming all conditions to the Merger are satisfied or waived prior thereto, it is anticipated that the Closing and the Effective Time will be on or about April 24, 1997. See "THE REORGANIZATION AGREEMENT -- Conditions to the Merger."

  Conditions to the Merger

     In addition to the requirement that the Merger be approved by the VERITAS shareholders and by the OpenVision stockholders, the obligations of VERITAS and OpenVision to consummate the Merger are subject to the satisfaction of a number of other conditions, including, without limitation: effectiveness of and the absence of any proceedings or stop order commenced or threatened by the Commission with respect to the Registration Statement and this Joint Proxy Statement/Prospectus; the absence of any order, decree or ruling by any court or governmental agency that would prohibit or render illegal the transactions contemplated by the Reorganization Agreement; and the absence of any effective temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Merger issued by any federal or state court. Each party's obligations under the Reorganization Agreement are also conditioned upon the accuracy of the representations and warranties made therein by the other party; the receipt of certain third party consents; the performance in all material respects by the other party of its covenants contained therein; the absence of any Substantial Material Adverse Change with respect to VERITAS or OpenVision; the receipt of certain legal opinions (including opinions to the effect that the Merger will be treated for federal income tax purposes as a Reorganization); and the receipt of the Pooling Letter from Ernst & Young LLP.

     OpenVision's obligation to consummate the Merger is further conditioned upon: (i) the Board of Directors of New VERITAS having taken appropriate action to appoint Geoffrey W. Squire and William H. Janeway as directors of New VERITAS, effective upon the effectiveness of the Merger; (ii) the approval for quotation on Nasdaq of the New VERITAS Common Stock to be issued in the Merger, subject to notice of issuance; and (iii) the existence of holders of no more than five percent of the outstanding shares of VERITAS Common Stock who are entitled to exercise dissenter's rights. Pursuant to the terms of the Reorganization Agreement, the condition described in clause (iii) of the previous sentence may be waived by OpenVision. OpenVision has indicated that it will not waive this condition if the granting of such waiver would prevent the Merger from being accounted for as a pooling-of-interests.

     At any time on or prior to the Merger, to the extent legally allowed, VERITAS or OpenVision, without approval of the shareholders or stockholders of each such company, as the case may be, may waive compliance with any of the agreements or conditions contained in the Reorganization Agreement for the benefit of that company. See "THE REORGANIZATION AGREEMENT -- Conditions to the Merger."

  Surrender of Certificates

     If the Merger becomes effective, as soon as practicable thereafter, the Exchange Agent will mail specific written instructions to all holders of record of OpenVision Common Stock as of the Effective Time with respect to the procedure for surrendering their stock certificates in exchange for certificates representing shares of New VERITAS Common Stock. Upon the Exchange Agent's receipt of such certificates, each OpenVision stockholder will receive a certificate representing New VERITAS Common Stock and a cash payment in lieu of fractional shares. Holders of VERITAS Common Stock need not exchange their certificates for VERITAS Common Stock, which from and after the Effective Time, will represent shares of New VERITAS Common Stock.

     CERTIFICATES REPRESENTING SHARES OF VERITAS COMMON STOCK SHOULD NOT BE SURRENDERED. CERTIFICATES REPRESENTING SHARES OF OPENVISION COMMON STOCK SHOULD NOT BE SURRENDERED FOR EXCHANGE UNTIL THE WRITTEN INSTRUCTIONS ARE RECEIVED.

  Termination

     The Reorganization Agreement may be terminated prior to the Effective Time by mutual agreement of OpenVision and VERITAS, or by either of them, (i) as a result of a breach by the other party of a representation or warranty set forth in the Reorganization Agreement which has or can reasonably be expected to result in liabilities amounting, in the aggregate, to in excess of $5.0 million, or which has substantially impaired or reasonably would be expected to substantially impair such party's ability after the Effective Time to continue to develop, produce, sell and distribute the products and services that are material to such party's business in substantially the same manner as it had prior to the date of the Reorganization Agreement and which breach remains uncured for 10 business days following written notice thereof (except that no cure period will be provided for a breach which by its nature cannot be cured),
(ii) as a result of a breach by the other party of a covenant or agreement which would cause such party not to perform or materially comply with all covenants or agreements required to be performed or complied with by it and which breach remains uncured for 10 business days after written notice thereof (except that no cure period will be provided for a breach which by its nature cannot be cured), (iii) if all the conditions for closing the Merger have not been satisfied or waived on or before the Final Date other than as a result of the breach of the Reorganization Agreement by the terminating party, (iv) if the required approval of the shareholders of VERITAS or stockholders of OpenVision, has not been not obtained, (v) if the Pooling Letter cannot be delivered for any reason related to the other party, or (vi) if a permanent injunction or other order by a federal or state court which would make illegal or otherwise restrain or prohibit consummation of the Merger is issued and has become final and nonappealable.

     The Reorganization Agreement may also be terminated by OpenVision (i) if prior to the consummation of the Merger, the VERITAS Board withdraws, or changes in any manner adverse to the consummation of the Merger, its unanimous recommendation to the VERITAS shareholders that they approve the Merger (ii) upon a VERITAS Shareholder Rejection, or (iii) if the average closing price of the VERITAS Common Stock, as quoted on Nasdaq over the 10 trading days preceding the date of the VERITAS Meeting, is less than $33.00 per share. In the event the Reorganization Agreement is terminated by OpenVision as a result of the actions described in sub-clauses (i) or (ii) of this paragraph. VERITAS would be required to pay OpenVision a fee in the amount $10.0 million. To the extent that OpenVision becomes entitled to terminate the Reorganization Agreement under sub-clause (iii) of this paragraph, the OpenVision Board, in the exercise of its fiduciary duties, will determine at that time whether to exercise the termination right. The OpenVision Board's determination will be made on a reasonable and informed basis in light of the facts and circumstances existing at that time, including recent financial performance of OpenVision and VERITAS and stock market conditions for technology companies, and will take into account the potential benefits of the Merger and the potential negative factors described under "THE MERGER -- Reasons for the Merger," as well as any recent developments affecting such benefits and factors, plus any new events or developments that the OpenVision Board deems relevant to its determination in the exercise of its fiduciary duties.

     The Reorganization Agreement may also be terminated by VERITAS (i) if, prior to the consummation of the Merger, the OpenVision Board accepts, approves or recommends to the stockholders of OpenVision, a Superior Proposal, or withdraws or modifies in any manner adverse to the consummation of the Merger, its unanimous recommendation to the OpenVision stockholders that they approve the Merger, or (ii) upon an OpenVision Stockholder Rejection. If the Reorganization Agreement is terminated by VERITAS as a result of such events, OpenVision would be required to pay VERITAS a fee in the amount of $10.0 million.

     It is not anticipated that proxies of a party's shareholders will be resolicited in the event that such party becomes entitled to exercise a right to terminate under the Reorganization Agreement.

  Merger Expenses, Fees and Other Costs

     If the Merger is consummated, the Combined Company will bear all costs and expenses in connection with the Reorganization Agreement and the transactions provided for therein. If the Merger is not consummated, each of OpenVision and VERITAS will bear its own costs and expenses with respect to the Reorganization Agreement and the transactions contemplated thereby, provided that OpenVision and VERITAS shall share equally all fees and expenses, other than attorneys', accountants' and financial advisors' fees, incurred in connection with the printing and filing of this Joint Proxy Statement/Prospectus.

     The Combined Company expects to incur a charge of approximately $8.0 million to $10.0 million in the quarter in which the Merger is consummated in connection with the write-off of certain assets, transaction costs, personnel severance costs, the cancellation and continuation of contractual obligations and other integration costs incident to the Merger. See "RISK FACTORS -- Risks Relating to the Merger -- Non-Recurring Charges" and "UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

  Nasdaq Listing

     The shares of New VERITAS Common Stock to be issued in the Merger will be traded on Nasdaq under the symbol "VRTS."

  Amendment

     The Reorganization Agreement may be amended by VERITAS and OpenVision at any time before or after approval by the VERITAS shareholders or the OpenVision stockholders, except that, after such approval, no amendments may be made which by law requires the further approval of the VERITAS shareholders or the OpenVision stockholders unless such further approval is obtained.

  Certain Federal Income Tax Consequences

     The Merger is expected to be a Reorganization for federal income tax purposes, so that no gain or loss will be recognized by VERITAS or OpenVision, by OpenVision stockholders on the exchange of OpenVision Common Stock except to the extent that OpenVision stockholders receive cash in lieu of fractional shares or by VERITAS shareholders except to the extent the VERITAS shareholders receive cash upon exercise of dissenters' or appraisal rights. The Reorganization Agreement does not require the parties to obtain a ruling from the IRS as to the tax consequences of the Merger. As a condition to VERITAS' and OpenVision's obligations to consummate the Merger, VERITAS and OpenVision must obtain opinions, prior the Effective Time, from Fenwick & West LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, their respective legal counsel, to the effect that the Merger will be treated as a Reorganization. Such opinions are included as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part. VERITAS shareholders and OpenVision stockholders are urged to consult their own tax advisors regarding such tax consequences. See "THE MERGER -- Certain Federal Income Tax Considerations."

  Accounting Treatment

     The Merger is intended to be treated as a pooling of interests for accounting purposes. As a condition to VERITAS' and OpenVision's obligations to consummate the Merger, each of OpenVision and VERITAS must receive the Pooling Letter from Ernst & Young LLP, the independent auditors for each of OpenVision and VERITAS. See "THE MERGER -- Accounting Treatment."

  Appraisal and Dissenters' Rights

     If the Merger is approved by the required vote of VERITAS shareholders and is not abandoned or terminated, shareholders of VERITAS who voted against the Merger may, by complying with Sections 1300 through 1312 of the California Law, be entitled to dissenters' rights as described therein only if (i) such holders' shares of VERITAS Common Stock are subject to restriction on transfer imposed by VERITAS or by law or regulation, or (ii) demands for payment pursuant to such dissenters' rights are filed with respect to 5% or more of the outstanding shares of VERITAS Common Stock at or before the VERITAS Meeting.

     Under the DGCL, OpenVision stockholders are not entitled to dissenters' rights or appraisal rights with respect to the Merger. See "THE
MERGER -- Appraisal and Dissenters' Rights."

  Regulatory Matters

     Under the HSR Act and the rules promulgated thereunder, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and the specified waiting period requirements have been satisfied. All required filings under the HSR Act have been made and the applicable waiting period under the HSR Act has expired. See "THE MERGER -- Governmental and Regulatory Approvals."

  Interests of Certain Persons in the Merger; Management of the Combined Company

     Certain members of the management of VERITAS, the management of OpenVision, the VERITAS Board and the OpenVision Board, respectively, have certain interests in the Merger that are different from, or in addition to, the interests in the Merger of shareholders of VERITAS and stockholders of OpenVision generally. It is anticipated that all of the current directors of VERITAS, as well as Geoffrey
W. Squire, the President and a director of OpenVision, and William H. Janeway, a director of OpenVision, will become directors of New VERITAS. Certain executive officers of VERITAS and certain executive officers of OpenVision will become executive officers of New VERITAS. See "MANAGEMENT OF THE COMBINED COMPANY." Pursuant to the terms of the Nomination Agreement, Warburg will have certain rights with respect to the nomination of up to two directors of New VERITAS. New VERITAS will also enter into the Registration Rights Agreement with respect to the shares of New VERITAS Common Stock to be received by Warburg in the Merger. VERITAS has also entered into a consulting agreement with Steven Brooks, a member of the VERITAS Board, for the provision by Mr. Brooks of certain financial advisory services to VERITAS with respect to the Merger in consideration of the payment of a consulting fee to Mr. Brooks. At the Closing, New VERITAS and OpenVision will enter into a Severance and Consulting Agreement with Michael Fields, the Chairman of the Board of OpenVision. New VERITAS will also enter into a Key Employee Agreement with Jay A. Jones, a Vice President and General Counsel of OpenVision. See "RISK FACTORS -- Risks Relating to the Merger -- Interests of Certain Persons in the Merger," "THE MERGER -- Interests of Certain Persons in the Merger," "CERTAIN RELATED AGREEMENTS -- Nomination Agreement" and
"-- Registration Rights Agreement."

                           CERTAIN RELATED AGREEMENTS

  Affiliate Agreements

     To ensure that the Merger will be accounted for as a "pooling of interests," the VERITAS Affiliates and OpenVision Affiliates have executed the Affiliate Agreements which prohibit such persons from disposing of their shares of VERITAS Common Stock or OpenVision Common Stock, respectively, (i) during the 30-day period prior to the Closing, and (ii) until the Combined Company publicly releases its first report including the combined financial results of New VERITAS, VERITAS and OpenVision for a period of at least 30 days of "combined operations," as defined by the Commission. Pursuant to such agreements, the VERITAS Affiliates and OpenVision Affiliates have also acknowledged the resale restrictions imposed by Rule 145 on shares received by them in the Merger and have made certain representations pertaining to the "continuity of interest" requirements for a Reorganization. See "CERTAIN RELATED AGREEMENTS -- Affiliate Agreements."

  Voting Agreements

     All of the directors and executive officers of VERITAS, who beneficially own approximately 5.94% of the outstanding shares of VERITAS Common Stock, in the aggregate, and certain affiliates of OpenVision, who beneficially own approximately 55% of the outstanding shares of OpenVision Common Stock, in the aggregate, have entered into Voting Agreements with OpenVision (in the case of executive officers and directors of VERITAS) or VERITAS (in the case of certain affiliates of OpenVision) pursuant to which, such persons or entities have agreed to vote their shares of VERITAS Common Stock or OpenVision Common Stock, as applicable, in favor of the Merger and against certain transactions which are intended to, or could reasonably be expected to, impede, interfere with, delay or adversely affect the Merger. See "CERTAIN RELATED AGREEMENTS -- Voting Agreements."

  Nomination Agreement

     New VERITAS and Warburg, a stockholder of OpenVision who beneficially owns approximately 49% of the outstanding shares of OpenVision Common Stock and all of the outstanding shares of non-voting Class B Stock, will enter into the Nomination Agreement at the Closing which provides that for so long as Warburg continues to own more than 15% of the outstanding shares of New VERITAS Common Stock, Warburg will be permitted to nominate two members to the New VERITAS Board, and that for so long as Warburg continues to own between 5% and 15% of the outstanding shares of New VERITAS Common Stock, Warburg will be permitted to nominate one nominee to the New VERITAS Board. Under the Nomination Agreement, New VERITAS will be obligated to use its best efforts to cause to be voted the shares for which New VERITAS' management or Board of Directors holds proxies or is otherwise entitled to vote in favor of the election of Warburg's designees and to cause the New VERITAS Board to unanimously recommend to its stockholders to vote in favor of the Warburg designees. See "THE
MERGER -- Interests of Certain Persons in the Merger" and "CERTAIN RELATED AGREEMENTS -- Nomination Agreement."

  Registration Rights Agreement

     At the Closing, New VERITAS and Warburg will enter into the Registration Rights Agreement which will grant Warburg the right to request New VERITAS, on up to two occasions, to register the shares of New VERITAS Common Stock to be received by Warburg in exchange for Warburg's OpenVision Common Stock and Class B Stock pursuant to the Merger. Warburg will also have "piggyback" registration rights with respect to such shares of New VERITAS Common Stock. See "THE
MERGER -- Interests of Certain Persons in the Merger" and "CERTAIN RELATED AGREEMENTS -- Registration Rights Agreement."

                                  RISK FACTORS

     Shareholders of VERITAS and stockholders of OpenVision should consider the following risks in deciding whether or not to approve the Merger:

  Risks relating to the Merger

     Risks relating to the Merger include: (i) risks relating to the integration of the operations of VERITAS and OpenVision; (ii) the incurrence by the Combined Company of certain non-recurring charges in connection with the Merger; (iii) the additional shares of New VERITAS Common Stock to be issued in the Merger as well as the number of shares of New VERITAS Common Stock to be eligible for public resale; (iv) certain differences in the rights of holders of VERITAS Common Stock and OpenVision Common Stock resulting from the Merger; (v) the lack of effect on the Exchange Ratio of price changes in the VERITAS Common Stock; and (vi) certain affiliates of VERITAS and OpenVision have certain interests that are different from or in addition to shareholders of VERITAS and stockholders of OpenVision.

  Risks relating to the Combined Company

     Risks relating to the business of the Combined Company include: (i) the accumulated deficits of OpenVision and VERITAS, the uncertainty of profitability of the Combined Company as well as Open Vision's limited operating history; (ii) the potential for fluctuations in the operating results of the Combined Company;
(iii) significant historical and potential future volatility in the trading price of the New VERITAS Common Stock; (iv) the Combined Company's ability to manage growth and its dependence on key personnel; (v) the utilization by the Combined Company of new distribution channels; (vi) intense competition in the Combined Company's markets; (vii) the uncertainty of porting VERITAS products to new operating systems and the expansion into the Windows NT market; (viii) risks associated with international operations; (ix) risks relating to the successful integration of products and technologies; (ix) increasing product concentration and the dependence of the Combined Company on the growth of the storage management software market; (x) the rapid technological changes which occur in the Combined Company's markets and the necessity for frequent new product introductions; (xi) the dependence of the Combined Company on its proprietary technology; (xii) risks relating to software defects and product liability claims; and (xiii) risks relating to past and future acquisitions.

     For a more complete discussion of these and other risks affecting the Combined Company and the Merger, see "RISK FACTORS."

                 ADDITIONAL PROPOSALS FOR VERITAS SHAREHOLDERS

     In addition to the VERITAS Merger Proposal, VERITAS shareholders will be asked at the VERITAS Meeting to elect five directors, to approve each of the VERITAS Plan Proposals and to ratify the appointment of Ernst & Young LLP. See "ADDITIONAL MATTERS FOR CONSIDERATION OF VERITAS SHAREHOLDERS."

     THE VERITAS BOARD HAS UNANIMOUSLY APPROVED THE ELECTION OF EACH OF THE NOMINEES TO THE VERITAS BOARD, EACH OF THE VERITAS PLAN PROPOSALS AND THE APPOINTMENT OF ERNST & YOUNG LLP AND RECOMMENDS THAT THE SHAREHOLDERS OF VERITAS APPROVE EACH OF THE SAME.

                ADDITIONAL PROPOSAL FOR OPENVISION STOCKHOLDERS

     In addition to the OpenVision Merger Proposal, OpenVision stockholders will be asked to approve the OpenVision Plan Proposal. See "ADDITIONAL MATTER FOR CONSIDERATION OF OPENVISION STOCKHOLDERS."

     THE OPENVISION BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OPENVISION PLAN PROPOSAL AND RECOMMENDS THAT STOCKHOLDERS OF OPENVISION APPROVE THE SAME.

                         MARKET PRICE AND DIVIDEND DATA

     The VERITAS Common Stock is traded on Nasdaq under the symbol "VRTS." The OpenVision Common Stock is traded on Nasdaq under the symbol "OPVN." The New VERITAS Common Stock will be traded on Nasdaq under the symbol "VRTS."

     On January 10, 1997, the last trading day before announcement of the proposed Merger, the closing prices of the VERITAS Common Stock and OpenVision Common Stock on Nasdaq were $54.50 and $13.125 per share, respectively. On March 21, 1997, the last practicable trading day before the printing of this Joint Proxy Statement/Prospectus, the closing prices of the VERITAS Common Stock and OpenVision Common Stock on Nasdaq were $31.125 and $10.25 per share, respectively. Holders of VERITAS Common Stock and OpenVision Common Stock are urged to obtain current market quotations prior to making any decision with respect to the Merger.

     New VERITAS anticipates that for the foreseeable future it will retain any earnings for use in the operations of its business and does not intend to pay dividends. See "RISK FACTORS -- Risks Relating to the Combined
Company -- Volatility of Stock Prices" and "COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION."

                  SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                 COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA

     The following Selected Historical Financial Data of VERITAS and OpenVision has been derived from their respective consolidated historical financial statements and should be read in conjunction with their consolidated financial statements and the notes thereto included herein. The OpenVision historical financial data as of and for the six months ended December 31, 1995 and 1996 have been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of OpenVision's management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods.

     The Selected Unaudited Pro Forma Combined Condensed Consolidated Financial Data is derived from the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, appearing elsewhere herein, which give effect to the Merger as a pooling of interests, and should be read in conjunction with such pro forma financial statements and the notes thereto. For the purpose of the Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations Data, VERITAS' financial data for the fiscal years ended December 31, 1994, 1995 and 1996 has been combined with OpenVision's financial data for the fiscal year ended June 30, 1995 and for the twelve months ended December 31, 1995 and 1996, respectively. The pro forma information is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of each period presented or as of the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the Combined Company.

                       SELECTED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                         VERITAS:                                               YEAR ENDED DECEMBER 31,
             HISTORICAL CONSOLIDATED STATEMENT                -----------------------------------------------------------
                    OF OPERATIONS DATA                         1992         1993         1994         1995         1996
-----------------------------------------------------------   -------      -------      -------      -------      -------
Total net revenues.........................................   $ 6,003      $11,397      $15,051      $24,087      $36,090
Gain on sale of ViSTA operations(1)........................        --           --           --        1,726           --
Income (loss) before income taxes(2).......................    (1,229)       1,206        3,052       10,641       11,603
Net income (loss)..........................................    (1,229)       1,112        2,838        9,874        9,768
Net income (loss) per share(3).............................   $ (0.60)     $  0.13      $  0.22      $  0.72      $  0.68
Number of shares used in computing
  per share amounts(3).....................................     2,037        8,802       12,849       13,764       14,405

                                                                                  AS OF DECEMBER 31,
                  HISTORICAL CONSOLIDATED                    ------------------------------------------------------------
                    BALANCE SHEET DATA                         1992         1993         1994         1995         1996
-----------------------------------------------------------  --------     --------     --------     --------     --------
Working capital............................................  $    239     $ 15,981     $ 17,416     $ 27,812     $ 37,309
Total assets...............................................     2,871       20,461       23,185       35,008       47,791
Long-term obligations......................................     1,514        1,118          134          594        1,005
Accumulated deficit........................................   (50,751)     (49,639)     (46,801)     (36,898)     (27,130)
Shareholders' equity
  (net capital deficiency).................................      (246)      16,050       18,849       30,078       41,754

                                                                                                        SIX MONTHS ENDED
                 OPENVISION:                                   YEAR ENDED JUNE 30,                        DECEMBER 31,
      HISTORICAL CONSOLIDATED STATEMENT           ----------------------------------------------      --------------------
              OF OPERATIONS DATA                   1993         1994         1995         1996         1995         1996
----------------------------------------------    -------     --------     --------      -------      -------      -------
Revenues......................................    $ 1,774     $ 15,624     $ 18,524      $29,895      $12,491      $19,252
Income (loss) from operations.................    (16,521)     (42,047)     (17,663)         (77)      (1,489)         655
Net income (loss).............................    (16,424)     (42,727)     (18,112)        (510)      (1,781)       1,090
Pro forma net income (loss) per share(4)......                             $  (1.15)     $ (0.03)     $ (0.11)     $  0.06
Pro forma shares used in computing per
  share amounts(4)............................                               15,751       16,154       15,773       19,633

                                                                    AS OF JUNE 30,
            HISTORICAL CONSOLIDATED                 -----------------------------------------------     AS OF DECEMBER 31,
               BALANCE SHEET DATA                     1993         1994         1995         1996              1996
------------------------------------------------    --------     --------     --------     --------     ------------------
Working capital (deficit).......................    $ (2,800)    $   (344)    $ (2,726)    $ 28,237          $ 30,104
Total assets....................................      21,810       21,889       13,645       43,948            46,733
Long-term obligations...........................       5,300        8,505        6,232          463               463
Accumulated deficit.............................     (16,424)     (59,151)     (77,263)     (77,773)          (76,683)
Stockholders' equity (net capital deficiency)...       8,578       (1,580)      (4,797)      31,145            33,201

---------------
(1) In March 1995, VERITAS sold substantially all of the operating assets of its ViSTA testing tools operation for cash and notes totaling approximately $3.0 million resulting in a gain to VERITAS of $1.7 million in 1995. In addition, VERITAS will receive royalties through March 31, 1998 from the distribution of ViSTA software products or their derivatives. Such royalties are recorded when received by VERITAS and have not been significant to date.

(2) On April 1, 1996, VERITAS acquired all of the outstanding capital stock of ACSC, a company which develops media management software, for a total purchase price of $3.5 million, of which $2.2 million was allocated to in-process research and development and expensed at that date.

(3) Share and per share data for VERITAS has been restated to give retroactive effect to a 3-for-2 stock split in the form of a stock dividend in September 1996.

(4) The pro forma net loss per share for OpenVision gives retroactive effect (using the as-if converted method) to the outstanding shares of OpenVision convertible preferred stock which were converted into OpenVision Common Stock upon the closing of OpenVision's initial public offering.

(5) Neither VERITAS or OpenVision have ever declared or paid cash dividends on their capital stock. The Combined Company currently anticipates that it will retain future earnings to fund development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future.

  SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FISCAL YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1994         1995        1996
                                                              --------     --------     -------
PRO FORMA COMBINED CONDENSED
CONSOLIDATED STATEMENTS OF OPERATIONS
DATA(1):
  Total net revenues......................................    $ 33,575     $ 47,826     $72,746
  Operating income (loss).................................     (15,212)       1,193      11,858
  Net income (loss).......................................     (15,274)       2,371      12,129
  Net income (loss) per share.............................    $  (0.86)    $   0.12     $  0.58
  Shares used in computing per share amounts..............      17,702       19,574      20,774
PRO FORMA COMBINED CONDENSED
CONSOLIDATED BALANCE SHEET DATA(1):

                                                                  AS OF
                                                            DECEMBER 31, 1996
                                                            -----------------
  Working capital.........................................      $  59,963
  Total assets............................................         92,974
  Long-term obligations...................................          1,468
  Accumulated deficit.....................................       (112,813)
  Stockholders' equity....................................         65,955

---------------
(1) New VERITAS expects to incur charges to operations, currently estimated to be between $8.0 and $10.0 million, in the quarter ended June 30, 1997, the quarter in which the Merger is expected to be consummated, to reflect direct transaction costs, primarily for financial advisory and legal fees and costs associated with combining the operations of the two companies, primarily related to redundant assets and facilities. An estimated charge of $9.0 million at the mid-point of the above range is reflected in the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet Data but is not reflected in the Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations Data. This range is a preliminary estimate only and is, therefore, subject to change.

            See Unaudited Pro Forma Combined Condensed Consolidated
                  Financial Statements and the notes thereto.

                           COMPARATIVE PER SHARE DATA

     The following tables set forth certain historical per share data of VERITAS and OpenVision and combined per share data on an unaudited pro forma basis after giving effect to the Merger on a pooling-of-interests basis assuming that approximately 0.346 of a share (computed as of March 20, 1997) of New VERITAS Common Stock is issued in exchange for each share of OpenVision Common Stock in the Merger. This data should be read in conjunction with the Selected Historical Financial Data, the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements and the separate historical consolidated financial statements of VERITAS and OpenVision and the notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The Unaudited Pro Forma Combined Condensed Consolidated Financial Data are not necessarily indicative of the operating results or financial position that would have been achieved if the Merger had occurred at the beginning of each period presented or on the dates indicated nor is it necessarily indicative of the future operating results or financial position of New VERITAS. Neither VERITAS nor OpenVision has declared or paid any cash dividends on its Common Stock.

                                                                   YEAR ENDED OR AS OF DECEMBER
                                                                              31,(1)
                                                                   ----------------------------
                                                                    1994       1995       1996
                                                                   ------     ------     ------
Historical -- VERITAS:
  Net income per share.........................................    $ 0.22     $ 0.72     $ 0.68
  Book value per share(2)......................................                          $ 3.08

                                                  YEAR ENDED OR AS OF
                                                        JUNE 30,                  SIX MONTHS ENDED
                                              ----------------------------            OR AS OF
                                               1994       1995       1996         DECEMBER 31, 1996
                                              ------     ------     ------     -----------------------
Historical -- OpenVision:
  Pro forma net income (loss) per share...               $(1.15)    $(0.03)             $0.06
  Book value per share(2).................                          $ 1.68              $1.77

                                                                   YEAR ENDED OR AS OF DECEMBER
                                                                               31,
                                                                   ----------------------------
                                                                    1994       1995       1996
                                                                   ------     ------     ------
New VERITAS pro forma combined(3)(4):
  Pro forma net income (loss) per share........................    $(0.86)    $ 0.12     $ 0.58
  Pro forma book value per share(5)............................                          $ 3.29
OpenVision equivalent pro forma combined(6):
  Pro forma net income (loss) per share........................    $(0.30)    $ 0.04     $ 0.20
  Pro forma book value per share...............................                          $ 1.14

---------------
(1) Share and per share data for VERITAS has been restated to give retroactive effect to a 3-for-2 stock split in the form of a stock dividend in September 1996.
(2) The historical book value per share is computed by dividing shareholders' or stockholders' equity as of the end each period for which such computation is made by the number of shares of common stock outstanding at the end of each period.
(3) The VERITAS pro forma combined net income (loss) per share reflects VERITAS' per share data for the fiscal years ended December 31, 1994, 1995 and 1996 combined with OpenVision's per share data for the fiscal year ended June 30 1995 and for the twelve months ended December 31, 1995 and 1996, respectively.
(4) VERITAS expects to incur charges to operations, currently estimated to be between $8.0 and $10.0 million, in the quarter ended June 30, 1997, the quarter in which the Merger is expected to be consummated, to reflect direct transaction costs, primarily for investment banking and legal fees and costs associated with combining the operations of the two companies primarily related to redundant assets and facilities. An estimated charge of $9.0 million at the mid-point of the above range is reflected in the pro forma book value per share but is not reflected in the pro forma net income (loss) per share. This range is a preliminary estimate only and is, therefore, subject to change.
(5) The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares outstanding at the end of each period for which such computation is made.
(6) The OpenVision equivalent pro forma combined per share amounts are calculated by multiplying the VERITAS pro forma per share amounts by the Exchange Ratio (computed as of March 20, 1997) of approximately 0.346 of a share of New VERITAS Common Stock issued in exchange for each share of OpenVision Common Stock.

                                  RISK FACTORS

     Each VERITAS shareholder and OpenVision stockholder should carefully consider and evaluate the following factors, among others, before voting on the proposed Merger.

RISKS RELATING TO THE MERGER

     Integration of Operations. The managements of VERITAS and OpenVision have entered into the Reorganization Agreement with the expectation that the Merger will result in beneficial synergistic effects for the Combined Company. See "THE MERGER -- Reasons for the Merger." Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the two companies' businesses is achieved in a timely, efficient and effective manner, and there can be no assurance that this will occur. The combination of the two companies will require, among other things, integration of the companies' respective product offerings and coordination of their research and development efforts. There can be no assurance that such integration and coordination will be accomplished smoothly or successfully. The integration of the two organizations will require the dedication of management resources which will temporarily distract them from attention to the day-to-day business of the Combined Company. The difficulties of integration may be increased by a variety of other factors, which could include: the conflicts that may arise with respect to the direct sales distribution model of OpenVision compared to the VERITAS distribution model which is dependent on the efforts of third parties such as OEMs and resellers; the necessity of coordinating geographically separated organizations; differences between the corporate cultures of VERITAS and OpenVision; locating additional facilities proximate to VERITAS' current facilities at a reasonable cost to accommodate the Combined Company; and integrating personnel with disparate business backgrounds. The process of combining the companies may cause an interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses and may adversely affect the revenues and results of operations of the Combined Company, at least in the near term. Furthermore, the process of combining the companies could have a material adverse effect on employee morale and on the ability of the Combined Company to retain the key management, technical and sales and marketing personnel who are critical to the Combined Company's future operations. There can be no assurance that employees of OpenVision will continue to work for the Combined Company, particularly in light of the planned consolidation of the Combined Company's Northern California facilities. In addition, the announcement and consummation of the Merger could cause customers or potential customers to delay or cancel orders for products as a result of uncertainty over the integration and continued support of the Combined Company's products. Failure to effectively accomplish the integration of the two companies' operations would have a material adverse effect on the Combined Company's business, operating results and financial condition. See
"-- Risks Relating to the Combined Company -- Management of Growth; Dependence on Key Personnel."

     Non-Recurring Charges. The Combined Company expects to incur a charge in the quarter during which the Merger is consummated currently estimated to be in the range of $8.0 million to $10.0 million to reflect the combination of the two companies, transaction costs, the write-off of certain assets, the cancellation and continuation of contractual obligations and other integration costs. These amounts are preliminary estimates only and therefore subject to change. In addition, there can be no assurance that the Combined Company will not incur additional charges in subsequent quarters to reflect costs associated with the Merger. See "THE REORGANIZATION AGREEMENT -- Expenses and Termination Fees" and "UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

     Additional Shares to be Issued; Shares Eligible for Future Sale. As of March 20, 1997, there were approximately 13,710,293 shares of VERITAS Common Stock outstanding and 1,771,806 shares of VERITAS Common Stock subject to VERITAS Options. Although there has been no public market for the New VERITAS Common Stock, if only the VERITAS Merger were consummated and not the OpenVision Merger, the capitalization and business of New VERITAS would be identical to VERITAS because the effect of the VERITAS Merger is only to reincorporate VERITAS in the State of Delaware. Accordingly, an additional 7,500,000 shares of New VERITAS Common Stock or options or warrants to purchase New VERITAS Common Stock will be issued as a result of the OpenVision Merger. In general, substantially all of these shares of New VERITAS Common Stock will be freely tradable following the Merger, subject to certain volume and other resale limitations for affiliates of New VERITAS, VERITAS or OpenVision pursuant to Rules 144 and/or Rule 145. At the Effective Time of the Merger, approximately 4,818,558 shares of New VERITAS Common Stock will be beneficially owned by persons who may be deemed to be affiliates of New VERITAS, VERITAS or OpenVision and, therefore, subject to certain volume and other resale limitations. Of the remaining approximately 15,385,734 shares of New VERITAS Common Stock to be outstanding upon consummation of the Merger, substantially all of such shares will be eligible for sale in the public markets. An additional approximately 6,352,112 shares will be registered for sale pursuant to VERITAS Options and assumed OpenVision Options as well as the additional shares issuable pursuant to the ESPP and the 1993 Plan, Directors Plan and Purchase Plan, as amended by the VERITAS Plan Proposals. In addition, pursuant to the Registration Rights Agreement, Warburg, who will own approximately 17.9% of the outstanding shares of New VERITAS Common Stock upon the Closing will be granted the right, on up to two occasions, to request that New VERITAS register for public resale such shares of New VERITAS Common Stock. The sale of a significant number of the foregoing shares may cause substantial fluctuations in the market price of New VERITAS Common Stock. Moreover, sales of substantial amounts of New VERITAS Common Stock (including shares issuable upon exercise of assumed options) in the public market could materially and adversely affect the market price of the New VERITAS Common Stock. Such sales may make it more difficult for New VERITAS to sell equity securities or equity-related securities in the future at a time and price that New VERITAS deems appropriate.

     Rights of Holders of VERITAS Common Stock and OpenVision Common Stock Following the Merger. Following the Merger, holders of VERITAS Common Stock and OpenVision Common Stock will become holders of New VERITAS Common Stock. Certain material differences exist between the rights of holders of VERITAS Common Stock and OpenVision Common Stock under VERITAS' Articles of Incorporation and Bylaws or OpenVision's Certificate of Incorporation and Bylaws, respectively, and the rights of holders of New VERITAS Common Stock under New VERITAS' Certificate of Incorporation and Bylaws. In addition, certain material differences exist with respect to the rights of shareholders under California law as compared with the rights of stockholders under Delaware law. See "COMPARISON OF RIGHTS OF HOLDERS OF VERITAS COMMON STOCK, OPENVISION COMMON STOCK AND NEW VERITAS COMMON STOCK."

     No Effect on Exchange Ratio of Change in Price of VERITAS Common
Stock. Under the terms of the Reorganization Agreement, the shares of OpenVision Common Stock issued and outstanding at the Effective Time will be converted into shares of New VERITAS Common Stock. The Reorganization Agreement does not contain any provisions for adjustment of the Exchange Ratio based on fluctuations in the trading price of VERITAS Common Stock, which has declined from a closing price of $54.50 per share on January 10, 1997, to $31.125 per share, on March 21, 1997, the latest practicable date prior to the printing of this Joint Proxy Statement/Proxpectus (although the Reorganization Agreement may be terminated if the average trading price of the VERITAS Common Stock over the 10 trading days preceding the date of the VERITAS Meeting is less than $33.00 per share). Accordingly, the value of the consideration to be received by stockholders of OpenVision upon the Merger will depend on the market price of the VERITAS Common Stock at the Effective Time.

     Interests of Certain Persons in the Merger. Certain members of the VERITAS Board, the OpenVision Board, the management of VERITAS and the management of OpenVision, respectively, have certain interests in the Merger that are different from, or in addition to, the interests of VERITAS shareholders and OpenVision stockholders in the Merger generally. These certain interests include: (i) all of the current directors of VERITAS, as well as Geoffrey Squire, the President and a director of OpenVision, and William Janeway, a director of Open Vision, will become directors of New VERITAS and all of the executive officers of VERITAS and certain executive officers of OpenVision will become executive officers of New VERITAS; (ii) Steven Brooks, a member of the VERITAS Board, was retained by VERITAS to provide financial advisory services in connection with the Merger, was paid a $20,000 retainer fee, and has received and will continue to receive incremental payments of $20,000 per month until the Closing, and a fee of $400,000, less all amounts previously paid, upon Closing;
(iii) New VERITAS and Warburg will enter into the Nomination Agreement and the Registration Rights Agreement; (iv) OpenVision and New VERITAS will enter into a severance and consulting agreement with Michael S. Fields, Chairman of the Board of OpenVision, to be effective at the Effective Time, and pursuant to which Mr. Fields will receive a severance payment of $333,333 and Mr. Fields will resign as Chairman of the Board of OpenVision and continue as a part-time consultant to New VERITAS; and (v) New VERITAS will enter into a Key Employee Agreement with Jay A. Jones, a Vice President and General Counsel of OpenVision, that provides for the payment of salary and bonus, reimbursement of his relocation expenses up to an amount of $41,000 and New VERITAS will loan Mr. Jones an additional $200,000. See "THE MERGER -- Interests of Certain Persons in the Merger."

RISKS RELATING TO THE COMBINED COMPANY

     Accumulated Deficits; Uncertain Profitability; Limited OpenVision Operating History. VERITAS incurred significant operating losses during the period from May 1982 (inception) through September 1992. A substantial portion of such operating losses were incurred prior to VERITAS' transition in 1989 from developing, manufacturing and marketing fault tolerant computer systems to developing and marketing advanced storage management software products. At December 31, 1996, VERITAS' accumulated deficit was approximately $27.1 million. While VERITAS has been profitable in each of its last 17 financial quarters, operating results for future periods are subject to numerous uncertainties, and there can be no assurance that VERITAS' profitability will continue. See "VERITAS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     OpenVision was incorporated in 1992 and did not begin shipping products until March 1993. Accordingly, OpenVision has a very limited operating history, which makes the prediction of future results difficult or impossible. OpenVision has incurred significant net losses since its inception, and OpenVision had an accumulated deficit of approximately $76.7 million at December 31, 1996. Although OpenVision achieved net income in each of the five quarters ended December 31, 1996, there can be no assurance that OpenVision will continue to be profitable in any future period and recent operating results should not be considered indicative of future financial performance. OpenVision is also subject to the risks inherent in the operation of a new business enterprise, and there can be no assurance that OpenVision will be able to successfully address these risks. See "OPENVISION MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     Fluctuating Operating Results. Each of VERITAS' and OpenVision's operating results have fluctuated in the past, and the Combined Company's results may fluctuate significantly in the future depending on a number of factors. Factors that have resulted in fluctuations in VERITAS' operating results include: (i) the timing and level of sales by VERITAS' OEM licensees of computer systems incorporating VERITAS' storage management products, (ii) increased dependence upon non-OEM channels, which tend to be more unpredictable than OEM channels;
(iii) timing of lump sum payments for source code license fees; (iv) achievement of porting milestones; and (v) financial expenses for investment in new products and distribution channels, including the hiring of additional sales and marketing personnel and outlay of promotional expenses. Factors that have resulted in fluctuations in OpenVision's operating results have included the size of orders (which have typically ranged from a few thousand dollars to several hundred thousand dollars) as well as the timing and seasonality of orders, with OpenVision's revenue in the first quarter of a fiscal year having been typically lower than its revenue in the fourth quarter of the immediately preceding fiscal year, due to seasonality in customer buying patterns and the structure of OpenVision's sales commission programs.

     In addition to the factors that are specific to VERITAS and OpenVision described above, factors that may contribute to future fluctuations in the Combined Company's quarterly operating results include, but are not limited to:
(i) development and introduction of new operating systems that require additional development efforts; (ii) introduction or enhancement of products by the Combined Company or its competitors; (iii) changes in pricing policies of the Combined Company or its competitors; (iv) increased competition; (v) technological changes in computer systems and environments; (vi) the ability of the Combined Company to timely develop, introduce and market new products; (vii) quality control of products sold; (viii) market readiness to deploy systems management products for distributed computing environments; (ix) market acceptance of new products and product enhancements; (x) customer order deferrals in anticipation of new products and product enhancements; (xi) the Combined Company's success in expanding its sales and marketing programs; (xii) personnel changes; (xiii) foreign currency exchange rates; (xiv) mix of products sold; (xv) acquisition costs; and (xvi) general economic conditions.

     The Combined Company's future revenue will also be difficult to predict, and each of VERITAS and OpenVision has, in the past, failed to achieve its revenue expectations for certain periods. Furthermore, because OpenVision generally ships software products within a short period after receipt of an order, it typically does not have a material backlog of unfilled orders, and revenue in any quarter is substantially dependent on orders booked and shipped in that quarter. In addition, OpenVision has typically recognized a significant portion of license revenue in the last two weeks of a quarter. The Combined Company's expense levels will be based, in part, on its expectations as to future revenue and to a large extent will be fixed in the short term. The Combined Company will not be able to adjust expenses in the short term to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to the Combined Company's expectations or any material delay of customer orders would have an immediate adverse effect on its business, operating results and financial condition. As a result of all of the foregoing factors, VERITAS and OpenVision believe that period-to-period comparisons of VERITAS', OpenVision's or the Combined Company's results of operations are not and will not necessarily be meaningful and should not be relied upon as any indication of future performance. See "VERITAS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "OPENVISION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     Volatility of Stock Prices. The markets for the VERITAS Common Stock and OpenVision Common Stock are highly volatile. The trading price of the New VERITAS Common Stock could be subject to wide fluctuations in response to quarterly variations in operating and financial results, announcements of technological innovations, new products, new customer relationships or new strategic relationships by the Combined Company or its competitors, changes in prices of the Combined Company's or its competitors' products and services, changes in product mix, changes in revenue and revenue growth rates for the Combined Company, as a whole, or for the business of VERITAS or OpenVision individually, individual geographic areas, business units, products or product categories, as well as other events or factors. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which the Combined Company does business or relating to VERITAS, OpenVision or the Combined Company, specifically, have resulted, and could in the future result, in an immediate and adverse effect on the market price of VERITAS, OpenVision or New VERITAS Common Stock. Statements by financial or industry analysts regarding the extent of the dilution in VERITAS' net income per share resulting from the Merger and the extent to which such analysts expect potential business synergies to offset such dilution can be expected to contribute to volatility in the market price of the New VERITAS Common Stock. Furthermore, the issuance of New VERITAS Common Stock in connection with the Merger is expected to have the effect of initially reducing the New VERITAS' net income per share and could reduce the New VERITAS Common Stock market price. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many high-technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the New VERITAS Common Stock.

     On January 10, 1997, the trading day immediately prior to the signing of the Reorganization Agreement, the closing prices of the VERITAS Common Stock and OpenVision Common Stock were $54.50 and $13.125 per share, respectively. Since that date, the price of the OpenVision Common Stock has closed as high as $18.00 per share and has closed as low as $9.125 per share, and was $10.25 per share on March 21, 1997, the latest practicable date before the printing of this Joint Proxy Statement/Prospectus. Furthermore, the VERITAS Common Stock has closed as high as $56.125 per share and as low as $27.25 per share. On March 21, 1997, the closing price of the VERITAS Common Stock was $31.125 per share. VERITAS and OpenVision believe that a significant portion of this decrease can be attributed to volatility in the stock market generally, as well as volatility in the stock prices of other publicly-traded companies in industries similar to that of VERITAS and OpenVision. Nevertheless, VERITAS and OpenVision believe that a significant portion of this decrease could also be attributable to speculation as to the impact of the Merger on the

Combined Company's future earnings per share. There can be no assurance that the trading prices of the VERITAS Common Stock and OpenVision Common Stock will not decline further between the date of this Joint Proxy Statement/Prospectus and the Closing or between the date of the Meetings and the Closing. Shareholders of VERITAS and stockholders of OpenVision are encouraged to obtain current quotations as to the market prices of the VERITAS Common Stock and the OpenVision Common Stock prior to voting their proxies. There can be no assurance that the average closing price of the VERITAS Common Stock over the 10 trading days preceding the date of the VERITAS Meeting will not be less than $33.00 per share, or that OpenVision will not terminate the Reorganization Agreement in such event.

     Management of Growth; Dependence on Key Personnel. Each of VERITAS and OpenVision has recently experienced a period of significant growth that has placed strain upon its management control systems and resources. These strains on systems and resources will be exacerbated as a result of the process of integrating the combined companies. See "-- Risks Relating to the Merger -- Integration of Operations." In the future, the Combined Company will be required to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and to expand, train and manage its employee work force. There can be no assurance that the Combined Company will be able to effectively manage such growth. Its failure to do so would have a material adverse effect on its business, operating results and financial condition. Competition for qualified sales, technical and other qualified personnel is intense, and there can be no assurance that the Combined Company will be able to attract, assimilate or retain additional highly qualified employees in the future. If the Combined Company is unable to hire and retain such personnel, particularly those in key positions, its business, operating results and financial condition would be materially adversely affected. The Combined Company's future success also depends in significant part upon the continued service of its key technical, sales and senior management personnel. The loss of the services of one or more of these key employees could have a material adverse effect on its business, operating results and financial condition. Additions of new and departures of existing personnel, particularly in key positions, can be disruptive and can result in departures of existing personnel, which could have a material adverse effect on the Combined Company's business, operating results and financial condition. See "-- Risks Relating to the Merger -- Integration of Operations."

     New Distribution Channels. A substantial portion of VERITAS' net revenues has historically been and continues to be derived from user license fees received from computer OEMs that incorporate VERITAS' storage management software products into their operating systems. VERITAS has no control over the shipping dates or volumes of systems shipped by its OEM customers, and there can be no assurance that any OEMs will ship operating systems incorporating VERITAS' products in the future. Furthermore, VERITAS' license agreements with its OEM customers generally do not require the OEMs to recommend or offer VERITAS' products exclusively, have no minimum sales requirements, and may be terminated by the OEMs without cause.

     VERITAS recently has made significant investments in the establishment of other distribution channels, and believes these investments will be supplemented by the acquisition of OpenVision's direct sales force in the Merger. Efforts by VERITAS in this area include: (i) the introduction of shrink-wrap packages of two of its storage management software products in 1992; (ii) the distribution of end user products for the Sun Microsystems Solaris operating system in 1994; and (iii) the acquisition of Tidalwave in April 1995, as a result of which VERITAS began distributing the FirstWatch end user products. Additionally, the recent expiration of an exclusive distributor agreement with respect to its FirstWatch product will require VERITAS to develop product extensions, to accelerate its direct sales efforts and to provide support to existing and future customers of the FirstWatch product.

     Each of VERITAS and OpenVision have entered into Development, License and Distribution Agreements with Sun Microsystems which will also provide a new distribution channel for each company's products. OpenVision has granted to Sun Microsystems a limited exclusive license with respect to its AXXiON-NetBackup and AXXiON-HSM products and certain enhancements to and extensions of such products VERITAS has agreed to develop a specialized, integrated version of the VERITAS Volume Manager product which will be bundled with certain Sun Microsystems' products. While both companies believe that these arrangements with Sun Microsystems will be beneficial, there can be no assurance that OpenVision's arrangement with Sun Microsystems will result in OpenVision realizing more revenues than it otherwise would have had it licensed such products itself and revenues from such products could actually decrease during the transition. In addition, there can be no assurance that VERITAS will be able to deliver its products to Sun Microsystems in a timely manner despite the dedication of significant engineering and other resources to the development of such products. Any such failure would result in VERITAS having expended significant resources with little or no return on its investment, which could have a material adverse effect on the Combined Company's business, operating results and financial condition.

     These additional investments and responsibilities will require the expenditure by the Combined Company of substantial resources, including the diversion of employees from other projects to provide the support services and development efforts required to provide products and services that it has limited experience in providing. In addition, upon consummation of the Merger, it is anticipated that the Combined Company's direct sales force will also market and sell the Combined Company's products in competition with indirect sellers of its products, such as OEMs and resellers, which could adversely affect the Combined Company's relations with such indirect sellers and result in such sellers being less willing to aggressively market the Combined Company's products. There can be no assurance that such sales and marketing efforts by the Combined Company's direct sales force will not result in a decline in indirect sales as a result of actual or potential competition between the Combined Company's direct sales force and such indirect sellers, or that such efforts will not have a material adverse effect on the Combined Company's business, operating results and financial condition. In addition, any such decline in indirect sales may require the Combined Company to accelerate investments for expansion into alternative distribution channels, and no assurance can be given that the Combined Company will have sufficient resources to devote to such other channels. See "BUSINESS OF VERITAS -- Sales, Marketing and Customer Support" and "VERITAS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     Intense Competition. The markets in which the Combined Company will compete are intensely competitive, highly fragmented and rapidly changing and, in order to compete, the Combined Company will have to enhance current products, enhance the operability of its products with one another and develop new products in a timely fashion. Historically, VERITAS' principal competition in the market for storage management products is from internal development groups of current and prospective OEMs, including operating system vendors and computer manufacturers, many of which have substantial internal programming resources and are capable of developing specific operating system level products for their own needs. In addition, certain operating systems vendors have already incorporated storage management capabilities into their operating system, such as IBM for its AIX system, which reduces such vendors' need for VERITAS' products. Among the OEMs who have included storage management capabilities in their operating systems are Sun Microsystems for its Solaris system, Digital Equipment Corporation for its ULTRIX system, Hewlett Packard for its HP-UX system and Microsoft for Windows NT. VERITAS also directly competes with other third party software vendors such as OpenVision and Qualix Group, Inc. with respect to its high availability products and indirectly competes with hardware companies offering disc arrays and host adapters. Each of these competitors offer products that incorporate certain of the features provided by VERITAS' products. From time to time, VERITAS encounters competition from system OEMs who attempt to market their technology to their customers as a means of recovering their development costs. Furthermore, VERITAS is facing or could face competition from disk controller and disk subsystem manufacturers who have included or may include features which are similar to those offered by VERITAS' products.

     As a result of the Merger, the Combined Company will become subject to additional competitors and competitive factors relating to the business of OpenVision. OpenVision competes primarily with: (i) hardware and software vendors that offer a management platform or framework to support vendor-created and third-party systems management applications; (ii) vendors that provide systems management software for the mainframe environment and are migrating their products to the client/server environment; (iii) vendors that provide "point" products that address specific problems and offer specific functionality, such as job scheduling or security audit tools; and (iv) vendors that provide integrated and interoperable solutions. OpenVision believes that its principal competitors that offer products in all of its product areas -- storage, operations and security -- are Computer Associates International, Inc., Hewlett-Packard Company, IBM Corporation,

PLATINUM technology, inc. and several smaller private companies. OpenVision believes that additional principal competitors with respect to each of OpenVision's three product areas include: Legato Systems, Inc., EMC, Arcada Software and Spectra Logic for storage; Novadigm, Inc., IBM Corporation, BMC Software, Inc., Compuware Corporation and Sun Microsystems, Inc. for operations; and Axent Technologies, Cybersafe Corporation and Memco Software Limited for security. In competing with hardware vendors, OpenVision may be at a competitive disadvantage because hardware vendors are able to package combinations of hardware and software, thereby offering the customer a single-vendor solution at a lower total cost.

     The Combined Company believes that the principal competitive factors in its markets are product performance and functionality, cost of internal product development as compared with cost of purchase of products supplied by outside vendors, cost of on-going maintenance and time-to-market. Many of the Combined Company's competitors will have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than the Combined Company. The Combined Company's success will also depend significantly on its ability to develop more advanced products more quickly and less expensively than its existing competitors and potential competitors and to educate potential customers as to the benefits of licensing VERITAS' products rather than developing their own products. The Combined Company's current and future competitors could introduce products with more features, greater scalability, greater functionality and lower prices than the Combined Company's products. These competitors could also bundle existing or new products with other, more established products in order to compete with the Combined Company. The Combined Company's focus on open systems management software may be a disadvantage in competing with vendors that offer a broader range of products. Moreover, as the open systems management software market develops, a number of companies with significantly greater resources than those of the Combined Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors or business partners of the Combined Company. For example, IBM Corporation purchased Tivoli Systems Inc., and Computer Associates purchased Cheyenne Software, both competitors of the Combined Company. In addition, because there are relatively low barriers to entry for the software market, the Combined Company expects additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect the Combined Company's business, operating results and financial condition. Any material reduction in the price of the Combined Company's products would negatively affect gross margins and would require the Combined Company to increase software unit sales in order to maintain gross profits. There can be no assurance that the Combined Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Combined Company's business, operating results and financial condition. See "BUSINESS OF VERITAS -- Competition" and "BUSINESS OF OPENVISION -- Competition."

     Risk of Successfully Integrating Current and Future Products and Technologies. The Combined Company's product strategy is initially to integrate selected products and technologies to enhance storage management functionality and to integrate certain products throughout its entire product line through the availability of a common set of services. Such product and technology integration activities have not begun and no current schedule exists. The success of this strategy is dependent in significant part on the Combined Company's ability to integrate its products as planned and the resultant products achieving market acceptance by end users, resellers and OEMs. No assurance can be given that the Combined Company will successfully integrate its products as planned. If the Combined Company is unable to develop and introduce new integrated products and technologies, or enhancements to existing products, in a timely manner, its business, operating results and financial condition would be materially and adversely affected.

     Uncertainty in Porting VERITAS Products to New Operating Systems and Expansion into Windows NT Market. VERITAS' products operate primarily on certain versions of the UNIX operating system. VERITAS' current product development activities are primarily directed towards developing new products for the UNIX operating systems, developing enhancements to its current products and porting new products and enhancements to other versions of the UNIX operating systems. VERITAS has made and intends to continue to make substantial investments in porting its products to new operating systems, including Windows NT and the Combined Company's future success will depend on its ability to successfully accomplish such ports. In addition, the Combined Company's Windows NT product development efforts may be dependent on product development funding received from third parties. If such funding is delayed or not ultimately received, the Combined Company's Windows NT development efforts could be delayed, which could adversely affect the Combined Company's business, operating results and financial condition.

     The process of porting existing products and product enhancements to, and developing new products for, new operating systems requires a substantial capital investment, the devotion of substantial employee resources and the cooperation of the owners of the operating systems to which the products are being ported or developed. For example, the added focus on porting and development work for the Windows NT market has required VERITAS, and will require the Combined Company, to hire additional personnel with expertise in the Windows NT environment as well as devote its engineering resources to these projects. The diversion of engineering personnel to this area may cause the Combined Company to be delayed in its other product development efforts. Furthermore, operating system owners have no obligation to assist in these porting or development efforts, and may instead choose to enter into agreements with other third party software developers or internally develop their own products. In particular, the failure to receive a source license to certain portions of the operating system, either from the operating system owner or a licensee thereof, would prevent the Combined Company from porting its products to or developing products for such operating system. There can be no assurance that the Combined Company's current or future porting efforts will be successful or, even if successful, that the operating system to which the Combined Company elects to port to or develop products will achieve or maintain market acceptance. The failure of the Combined Company to port its products to new operating systems or to select those operating systems that achieve and maintain market acceptance could have a material adverse effect on the Combined Company's business, operating results and financial condition.

     In 1996 VERITAS entered into a Development and License Agreement with Microsoft pursuant to which VERITAS is to develop a functional subset of the VERITAS VxVM product to be ported to and embedded in Windows NT. The agreement also requires VERITAS to develop a disk management graphical user interface designed specifically for Windows NT. Microsoft is also obligated to fund a significant portion of the development expenses for this product. VERITAS is currently recognizing revenue under the development contract with Microsoft on a percentage of completion basis consistent with its policy for revenue recognition for other similar agreements. The payment terms in the Microsoft agreement do not directly correlate to the timing of development efforts and therefore revenue could be recognized in advance of payment. Further, if VERITAS is unable to deliver the contracted milestones on time, Microsoft can discontinue funding the development of this product which could cause adverse effects on the Combined Company's business, operating results and financial condition. The failure of the Combined Company to complete the product in sufficient time for inclusion in the next release of Windows NT (version 5.0) may result in a significant delay of the product being embedded in Windows NT, and could ultimately result in Microsoft electing to altogether omit the VERITAS product from Windows NT, which could have a material adverse effect on the Combined Company's business, operating results and financial condition. Moreover, Windows NT 5.0 release could also be materially delayed which could postpone potential revenues to the Combined Company. In addition, the Microsoft relationship will require the Combined Company's marketing and sales departments to deal in higher volume markets and will require the Combined Company to successfully service the growing needs of the Windows NT channel and customer base. VERITAS' experience in these higher volume markets is quite limited. See "-- New Distribution Channels."

     Risks Associated With International Operations. International revenue (from sales outside the United States and Canada) accounted for 28% and 36% of OpenVision's total revenues in the six months ended December 31, 1995 and 1996, respectively, and for 16% of VERITAS' total revenues for each of 1995 and 1996. The Combined Company believes that its success depends upon continued expansion of its international operations. OpenVision currently has sales and service offices in the United States, Canada, the United Kingdom, Germany and France. VERITAS currently has a sales office in Japan and a product development group in India. OpenVision also has resellers in North America, Europe, Asia Pacific, South America and the Middle East and VERITAS has resellers in North America, Europe and Asia Pacific. International expansion may require the Combined Company to establish additional foreign offices, hire additional personnel and recruit additional international resellers. This may require significant management attention and financial resources and could adversely affect the Combined Company's operating margins. To the extent the Combined Company is unable to effect these additions efficiently and in a timely manner, its growth, if any, in international sales will be limited, and its business, operating results and financial condition could be materially and adversely affected. There can be no assurance that the Combined Company will be able to maintain or increase international market demand for its products.

     As of February 28, 1997, VERITAS had 21 engineers employed by its Indian subsidiary located in Pune, India who perform certain product development work. These international operations subject VERITAS to a number of risks inherent in developing products outside of the United States, including the potential loss of developed technology, imposition of governmental controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, difficulties in managing international operations and lower levels of intellectual property protection. Furthermore, product development is significantly less expensive in India. If VERITAS were required to discontinue its product development efforts in India, it would incur significantly higher operating expenses as a result of having to perform such development work in the United States. See "BUSINESS OF VERITAS -- Research and Development."

     The Combined Company's international business will also involve a number of additional risks, including lack of acceptance of localized products, cultural differences in the conduct of business, longer accounts receivable payment cycles, greater difficulty in accounts receivable collection, seasonality due to the slow-down in European business activity during the Combined Company's third fiscal quarter, unexpected changes in regulatory requirements and royalty and withholding taxes that restrict the repatriation of earnings, tariffs and other trade barriers, and the burden of complying with a wide variety of foreign laws. The Combined Company's international sales will be generated primarily through its international sales subsidiaries and are expected to be denominated in local currency, creating a risk of foreign currency translation gains and losses. To the extent profit is generated or losses are incurred in foreign countries, the Combined Company's effective income tax rate may be materially and adversely affected. In some markets, localization of the Combined Company's products is essential to achieve market penetration. The Combined Company may incur substantial costs and experience delays in localizing its products, and there can be no assurance that any localized product will ever generate significant revenue. There can be no assurance that any of the factors described herein will not have a material adverse effect on the Combined Company's future international sales and operations and, consequently, its business, operating results and financial condition.

     Increasing Product Concentration; Dependence on Growth of Storage Management Software Market. A substantial majority of each of VERITAS' and OpenVision's revenues have been, and the Combined Company's revenues in future periods will be, derived from their respective storage management products. OpenVision's storage products accounted for 51% and 70% of OpenVision's license revenue in the six months ended December 31, 1995 and 1996, respectively, while VERITAS' storage products accounted for 95% and 91% of VERITAS' license revenue in the years ended December 31, 1995 and 1996, respectively. The Combined Company expects that storage management products will continue to account for a substantial majority of the Combined Company's revenues in future periods as a result of its strategic decision to devote greater financial and other resources to selling, servicing and supporting its storage management products. The allocation of greater levels of sales, service and support resources to such products could adversely affect the Combined Company's ability to continue enhancing and supporting its other product lines. Any failure by the Combined Company to enhance and support its other product lines could result in adverse customer reactions and the loss of an existing revenue base, and could have a material adverse effect on the Combined Company's business, operating results and financial condition.

     The Combined Company's future financial performance will depend in large part on the continued growth in the number of companies adopting storage management solutions for their client/server computing environments. There can be no assurance that the market for storage management software and services will continue to grow. If the storage management software and services market fails to grow or grows more slowly than the Combined Company currently anticipates, or in the event of a decline in unit price or demand for the

Combined Company's storage management products, as a result of competition, technological change or other factors, the Combined Company's business, operating results and financial condition would be materially and adversely affected. During recent years, segments of the computer industry have experienced significant economic downturns characterized by decreased product demand, production over capacity, price erosion, work slowdowns and layoffs. The Combined Company's financial performance may, in the future, experience substantial fluctuations as a consequence of such industry patterns, general economic conditions affecting the timing of orders, and other factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect on the Combined Company's business, operating results and financial condition.

     Rapid Technological Change and Requirement for Frequent Product Transitions. The market for the Combined Company's products is intensely competitive, highly fragmented and characterized by rapid technological developments, evolving industry standards and rapid changes in customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render the Combined Company's existing products obsolete and unmarketable. As a result, the Combined Company's success depends upon its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner, new products that keep pace with technological developments and emerging industry standards. Customer requirements include, but are not limited to, product operability and support across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. For example, as certain of the Combined Company's customers start to utilize Windows NT or other emerging operating platforms, it will be necessary for the Combined Company to enhance and port its products or develop new products to operate on such platforms in order to meet these customers' requirements. There can be no assurance that the Combined Company's products will achieve market acceptance or will adequately address the changing needs of the marketplace or that the Combined Company will be successful in developing and marketing enhancements to its existing products or new products incorporating new technology on a timely basis. VERITAS and OpenVision have in the past experienced delays in product development, and there can be no assurance that the Combined Company will not experience further delays in connection with its current product development or future development activities. If the Combined Company is unable to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, the Combined Company's business, operating results and financial condition will be materially and adversely affected. Because the Combined Company has limited resources, the Combined Company must restrict its product development efforts and its porting efforts to a relatively small number of products and operating systems. There can be no assurance that these efforts will be successful or, even if successful, that any resulting products or operating systems will achieve market acceptance.

     Dependence on Proprietary Technology; Risks of Infringement. The Combined Company's success depends upon its proprietary technology. The Combined Company will rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. The Combined Company will not have any patents material to its business at the Effective Time although it has filed several patent applications. As part of its confidentiality procedures, the Combined Company will generally enter into non-disclosure agreements with its employees, distributors and corporate partners, and license agreements with respect to its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Combined Company's products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of the Combined Company's products is difficult and although the Combined Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. The Combined Company provides its products to end users under non-exclusive licenses, which generally are nontransferable and have a perpetual term. The Combined Company will make source code available for certain of its products and the provision of such source code may increase the likelihood of misappropriation or other misuses of the Combined Company's intellectual property. In selling its products, the Combined Company will also rely in part on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that the Combined Company's protection of its proprietary rights, including any patent that may be issued, will be adequate or that the Combined Company's competitors will not independently develop similar technology, duplicate the Combined Company's products or design around any patents issued to the Combined Company or other intellectual property rights.

     VERITAS and OpenVision are not aware that any of their products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Combined Company with respect to current or future products. The Combined Company expects that software product developers will increasingly be subject to such claims as the number of products and competitors in the Combined Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Combined Company's business, operating results and financial condition. Such claims might require the Combined Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Combined Company or at all, which could have a material adverse effect upon the Combined Company's business, operating results and financial condition. See "BUSINESS OF VERITAS -- Proprietary Rights" and "BUSINESS OF OPENVISION -- Proprietary Rights."

     Risk of Software Defects; Product Liability. Software products as complex as those to be offered by the Combined Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, each of OpenVision and VERITAS has in the past released products with defects, discovered software errors in certain of its new products after introduction and experienced delayed or lost revenue during the period required to correct these errors. OpenVision and VERITAS have regularly introduced, and the Combined Company intends to regularly introduce, enhancements to its existing products and have periodically introduced and intends to introduce new products. For example, during the three months ended September 30, 1996, OpenVision released new versions of its AXXiON-NetBackup and AXXiON-SecureMax products that incorporate a three-tiered client/server architecture. Despite testing by the Combined Company and by current and potential customers, there is no assurance that defects and errors will not be found in existing products or in new products, versions or enhancements after commencement of commercial shipments. Any such defects and errors could result in adverse customer reactions, negative publicity regarding the Combined Company and its products, harm to the Combined Company's reputation, loss of or delay in market acceptance or require expensive product changes, any of which could have a material adverse effect upon the Combined Company's business, operating results and financial condition. Further, the Combined Company could be subject to liability claims (for which it intends to carry insurance, although such insurance may not be sufficient to fully protect the Combined Company against losses relating to such claims) that could have a material adverse effect on the Combined Company's business, operating results and financial condition. See "BUSINESS OF VERITAS -- Competition," "-- Research and Development" and "BUSINESS OF OPENVISION -- Research and Development."

     OpenVision's and VERITAS' license agreements with customers typically contain, and the Combined Company's license agreements will typically contain, provisions designed to limit their exposure to potential product liability claims. To the extent the Combined Company relies on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions, the limitation of liability provisions contained in such "shrink wrap" license agreements may not be effective. The Combined Company's products will be generally used to manage data critical to organizations, and, as a result, the sale and support of products by the Combined Company may entail the risk of product liability claims. Although the Combined Company will maintain errors and omissions product liability insurance, such insurance may not adequately compensate the Combined Company for losses relating to such claims and a successful liability claim brought against the Combined Company could have a material adverse effect upon the Combined Company's business, operating results and financial condition.

     Past and Future Acquisitions. In addition to the Merger, both VERITAS and OpenVision have made acquisitions in the past. Acquisitions of companies, divisions of companies or products entail numerous risks, including difficulty in successfully assimilating acquired operations, diversion of management's attention and loss of key employees of acquired companies. In the past two years VERITAS has completed two acquisitions and one divestiture of a product line. Between October 1992 and July 1993, OpenVision concluded an aggregate of ten acquisitions of companies, divisions of companies or products. The Combined Company may make additional acquisitions in the future. Products acquired by VERITAS and OpenVision in the past required significant additional development, such as restructuring software codes to support larger scale environments, porting products to additional operating system platforms, regression testing and improving network and device support, before they could be marketed and some failed to generate any revenue for VERITAS or OpenVision. In addition, the numerous acquisitions by OpenVision have resulted in OpenVision managing a research and development effort that was spread over as many as ten development centers. The distributed research and development effort resulted in redundant capital equipment needs, overlapping products, disparately developed products that OpenVision was unable to integrate or had difficulty integrating, substantial additional travel, conflicting employee cultures and difficulty implementing and managing engineering processes and standards setting, all of which had a material adverse effect on OpenVision's business, operating results and financial condition in fiscal 1994 and the first half of fiscal 1995. No assurance can be given that the Combined Company will not incur similar problems in future acquisitions. Any such problems could have a material adverse effect on the Combined Company's business, operating results and financial condition. In addition, future acquisitions by the Combined Company may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on the Combined Company's business, operating results and financial condition.

                              THE VERITAS MEETING

DATE, TIME, PLACE AND PURPOSE OF VERITAS MEETING

     The VERITAS Meeting will be held at 7:00 a.m., local time, on April 24, 1997 at VERITAS' headquarters located at 1600 Plymouth Street, Mountain View, California 94043. At the VERITAS Meeting, shareholders of VERITAS at the close of business on the VERITAS Record Date will be asked to approve and adopt the VERITAS Merger Proposal, including the assumption by New VERITAS of the VERITAS Options, VERITAS Plans, the OpenVision Options, the OpenVision Stock Purchase Plan Options and the OpenVision Warrants. The Reorganization Agreement and the VERITAS Merger Agreement are attached hereto as Appendices A-1 and A-2, respectively. See "THE MERGER" and "THE REORGANIZATION AGREEMENT." At the VERITAS Meeting, shareholders of VERITAS will also be asked to elect five directors, each of whom will serve as directors of New VERITAS after consummation of the Merger, to approve and adopt each of the VERITAS Plan Proposals and to ratify the appointment of Ernst & Young LLP as VERITAS' auditors for 1997. The 1993 Plan, the Directors Plan and the Purchase Plan, as proposed to be amended, are attached hereto as Appendices C-1 through C-3. See "ADDITIONAL MATTERS FOR CONSIDERATION OF VERITAS SHAREHOLDERS."

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of VERITAS Common Stock at the close of business on the VERITAS Record Date are entitled to notice of and to vote at the VERITAS Meeting. As of the close of business on the VERITAS Record Date, there were 13,710,293 shares of VERITAS Common Stock outstanding and entitled to vote, held of record by approximately 325 shareholders (although VERITAS has been informed that there are in excess of 2,500 beneficial owners). Each VERITAS shareholder is entitled to one vote for each share of VERITAS Common Stock held as of the VERITAS Record Date.

VOTING OF PROXIES

     The VERITAS proxy accompanying this Joint Proxy Statement/Prospectus is solicited on behalf of the Board of Directors of VERITAS for use at the VERITAS Meeting. VERITAS shareholders are requested to complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to VERITAS. All properly executed proxies received by VERITAS prior to the vote at the VERITAS Meeting that are not revoked will be voted at the VERITAS Meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve and adopt the VERITAS Merger Proposal, elect each of the nominees to the VERITAS Board listed herein, approve and adopt each of the VERITAS Plan Proposals and ratify the appointment of Ernst & Young LLP as VERITAS' auditors for 1997. A VERITAS shareholder who has given a proxy may revoke it at any time before it is exercised at the VERITAS Meeting, by (i) delivering to the Secretary of VERITAS (by any means, including facsimile) a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked, (ii) signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the VERITAS Meeting, or (iii) attending the VERITAS Meeting and voting in person (although attendance at the VERITAS Meeting will not, by itself, revoke a proxy). Please note, however, that if a shareholder's shares are held of record by a broker, bank or other nominee and that shareholder wishes to vote at the VERITAS Meeting, the shareholder must bring to the VERITAS Meeting a letter from the broker, bank or other nominee confirming that shareholder's beneficial ownership of the shares.

     It is not anticipated that any matter not referred to herein will be presented for action at the VERITAS Meeting. If any other matters are properly brought before the VERITAS Meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

VOTE REQUIRED

     Approval and adoption of the VERITAS Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of VERITAS Common Stock entitled to vote at the VERITAS Meeting.

Since the required voted of VERITAS shareholders is based upon the number of outstanding shares of Common Stock rather than upon the shares actually voted in person or by proxy at the VERITAS Meeting, the failure of a holder to submit a proxy or to vote in person at the VERITAS Meeting (including abstentions and "broker non-votes") will have the same effect as a vote against approval and adoption of the Merger.

     The affirmative vote of a plurality of the shares of VERITAS Common Stock present in person or by proxy at the VERITAS Meeting and entitled to vote is required to approve the election of the nominees to the VERITAS Board. Approval and adoption of each of the VERITAS Plan Proposals and the ratification of the appointment of Ernst & Young LLP as VERITAS' auditors for 1997 requires the affirmative vote of the majority of the shares of VERITAS Common Stock present in person or represented by proxy at the VERITAS Meeting and entitled to vote on such proposals. The effectiveness of the proposal to elect directors, any of the VERITAS Plan Proposals or the ratification of the appointment of Ernst & Young LLP is not conditioned upon the approval of the VERITAS Merger Proposal or upon approval of any of the other proposals by the VERITAS shareholders.

     On the VERITAS Record Date, directors and executive officers of VERITAS as a group beneficially owned 826,255 shares of VERITAS Common Stock, or approximately 5.94% of the outstanding shares of VERITAS Common Stock on such date. Such directors and executive officers of VERITAS have executed Voting Agreements with OpenVision, pursuant to which they have agreed to vote such shares in favor of the VERITAS Merger Proposal.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The required quorum for the transaction of business at the VERITAS Meeting is a majority of the shares of VERITAS Common Stock outstanding on the VERITAS Record Date. Abstentions will be included in determining the number of shares present and voting at the VERITAS Meeting and will have the same effect as votes against the proposals. With respect to the VERITAS Merger Proposal, broker non-votes will have the same effect as votes against the VERITAS Merger Proposal. With respect to the proposals to elect five directors of VERITAS, to adopt each of the VERITAS Plan Proposals and to ratify the appointment of Ernst & Young LLP as VERITAS' auditors, broker non-votes will have no effect.

SOLICITATION OF PROXIES AND EXPENSES

     VERITAS will bear the cost of the solicitation of proxies in the enclosed form from its shareholders. In addition to solicitation by mail, the directors, officers and employees of VERITAS may solicit proxies from shareholders by telephone, telegram, letter or in person. VERITAS has retained a proxy solicitation firm, ChaseMellon Shareholder Services LLC, to aid it in the solicitation process. VERITAS will pay a fee of approximately $5,000 to such firm. Following the original mailing of the proxies and other soliciting materials, VERITAS will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of VERITAS Common Stock and to request authority for the exercise of proxies. In such cases, VERITAS, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

APPRAISAL RIGHTS

     If the VERITAS Merger Proposal is approved by the required vote of VERITAS shareholders and is not abandoned or terminated, VERITAS shareholders who vote against the VERITAS Merger Proposal will generally not have appraisal rights with respect to the Merger unless (i) holders of a total of not less than 5% of the outstanding shares of VERITAS Common Stock have voted against the VERITAS Merger Proposal and have filed demands for payment pursuant to such rights, or
(ii) the dissenting holder's shares of VERITAS Common Stock are subject to restrictions on transfer imposed by VERITAS or by law or regulation, in which case, such shareholders voting against the VERITAS Merger Proposal, may by complying with Sections 1300 through 1312 of the California Law be entitled to appraisal rights as described therein. See "THE MERGER -- Appraisal and Dissenters' Rights."

                             THE OPENVISION MEETING

DATE, TIME, PLACE AND PURPOSE OF OPENVISION MEETING

     The OpenVision Meeting will be held at 8:00 a.m., local time, on April 24, 1997 at OpenVision's headquarters located at 7133 Koll Center Parkway, Suite 200, Pleasanton, California 94566. At the OpenVision Meeting, stockholders of OpenVision at the close of business on the OpenVision Record Date will be asked to approve and adopt the OpenVision Merger Proposal, including the assumption by New VERITAS of the VERITAS Options, the VERITAS Plans, the OpenVision Stock Purchase Plan Options and the termination of the OpenVision Plans. The Reorganization Agreement and the OpenVision Merger Agreement are attached hereto as Appendices A-1 and A-3, respectively. See "THE MERGER" and "THE REORGANIZATION AGREEMENT." At the OpenVision Meeting, stockholders of OpenVision will also be asked to approve and adopt the OpenVision Plan Proposal. The ESPP, as proposed to be amended, is attached as Appendix E. See "ADDITIONAL MATTER FOR CONSIDERATION OF OPENVISION STOCKHOLDERS."

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of OpenVision Common Stock at the close of business on the OpenVision Record Date are entitled to notice of and to vote at the OpenVision Meeting. As of the close of business on the OpenVision Record Date, there were 15,521,643 shares of OpenVision Common Stock outstanding and entitled to vote held of record by approximately 300 stockholders (although OpenVision has been informed that there are in excess of 800 beneficial owners of OpenVision Common Stock) and 3,247,142 shares of non-voting Class B Stock outstanding. Each OpenVision stockholder is entitled to one vote for each share of OpenVision Common Stock held as of the OpenVision Record Date. Holders of Class B Stock are not entitled to vote at the OpenVision Meeting.

VOTING OF PROXIES

     The OpenVision proxy accompanying this Joint Proxy Statement/Prospectus is solicited on behalf of the Board of Directors of OpenVision for use at the OpenVision Meeting. OpenVision stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to OpenVision. All properly executed proxies received by OpenVision prior to the vote at the OpenVision Meeting that are not revoked will be voted at the OpenVision Meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve and adopt the OpenVision Merger Proposal and the OpenVision Plan Proposal. An OpenVision stockholder who has given a proxy may revoke it at any time before it is exercised at the OpenVision Meeting, by (i) delivering to the Secretary of OpenVision (by any means, including facsimile) a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked, (ii) signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the OpenVision Meeting, or (iii) attending the OpenVision Meeting and voting in person (although attendance at the OpenVision Meeting will not, by itself, revoke a proxy). Please note, however, that if a stockholder's shares are held of record by a broker, bank or other nominee and that stockholder wishes to vote at the OpenVision Meeting, the stockholder must bring to the OpenVision Meeting a letter from the broker, bank or other nominee confirming that stockholder's beneficial ownership of the shares.

     It is not anticipated that any matter not referred to herein will be presented for action at the OpenVision Meeting. If any other matters are properly brought before the OpenVision Meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

VOTE REQUIRED

     Pursuant to DGCL, approval of the OpenVision Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of OpenVision Common Stock entitled to vote at the OpenVision Meeting. Since the required vote of the OpenVision stockholders is based upon the number of outstanding shares of Common Stock rather than upon the shares actually voted in person or by proxy at the OpenVision Meeting, the failure by the holder of any such shares to submit a proxy or to vote in person at the OpenVision Meeting (including abstentions and "broker non-votes") will have the same effect as a vote against approval and adoption of the OpenVision Merger Proposal.

     Approval and adoption of the OpenVision Plan Proposal requires the affirmative vote of the majority of the shares of OpenVision Common Stock present in person or represented by proxy at the OpenVision Meeting and voting on such proposal.

     Stockholders of OpenVision beneficially owning approximately 55% of the issued and outstanding OpenVision Common Stock, as a group, have executed Voting Agreements with VERITAS, pursuant to which they have agreed to vote all such shares in favor of the OpenVision Merger Proposal. Accordingly, approval of the OpenVision Merger Proposal at the OpenVision Meeting is, to a large extent, assured.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The required quorum for the transaction of business at the OpenVision Meeting is a majority of the shares of OpenVision Common Stock outstanding on the OpenVision Record Date, either present in person or represented by proxy. Abstentions will be included in determining the number of shares present and voting at the OpenVision Meeting and will have the same effect as votes against the proposals. If an executed OpenVision proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the OpenVision Meeting for purposes of determining a quorum. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of quorum. Since the required vote of the OpenVision stockholders is based upon the number of outstanding shares of OpenVision Common Stock, abstentions and broker non-votes will have the same effect as a vote against approval and adoption of the OpenVision Merger Proposal. With respect to the OpenVision Plan Proposal, broker non-votes will have no effect.

SOLICITATION OF PROXIES AND EXPENSES

     OpenVision will bear the cost of the solicitation of proxies in the enclosed form from its stockholders. In addition to solicitation by mail, the directors, officers and employees of OpenVision may solicit proxies from stockholders by telephone, telegram, letter or in person. Following the original mailing of the proxies and other soliciting materials, OpenVision will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of OpenVision Common Stock and to request authority for the exercise of proxies. In such cases, OpenVision, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

APPRAISAL RIGHTS

     Holders of OpenVision Common Stock are not entitled to dissenters' rights or appraisal rights with respect to the Merger.

                                   THE MERGER

GENERAL

     The Reorganization Agreement provides for, among other things, the Reincorporation of VERITAS in the State of Delaware and the merger of OpenVision Merger Sub with and into OpenVision and the assumption by New VERITAS of the VERITAS Plans, the VERITAS Options, the OpenVision Options, the OpenVision Warrants and the OpenVision Stock Purchase Plan Options. As a result of the OpenVision Merger, OpenVision will become a wholly-owned subsidiary of New VERITAS. The discussion in this Joint Proxy Statement/Prospectus of the Merger and the description of the principal terms of the Reorganization Agreement, the VERITAS Merger Agreement and the OpenVision Merger Agreement and the other transactions contemplated thereby are subject to and qualified in their entirety by reference to the Reorganization Agreement, the VERITAS Merger Agreement and the OpenVision Merger Agreement, copies of which are attached to this Joint Proxy Statement/Prospectus as Appendices A-1, A-2 and A-3, respectively, and incorporated herein by reference.

     Upon consummation of the Merger, the members of New VERITAS' Board of Directors will consist of all of the then current members of the VERITAS Board, and Geoffrey W. Squire and William H. Janeway, who are currently members of the OpenVision Board. The executive officers of New VERITAS will be as set forth in "MANAGEMENT OF THE COMBINED COMPANY -- Executive Officers and Directors." The shareholders of VERITAS and the stockholders of OpenVision will become stockholders of New VERITAS, and their rights will be governed by New VERITAS' Certificate of Incorporation and Bylaws, as well as the DGCL.

BACKGROUND OF THE MERGER

     During the summer and fall of 1996, VERITAS management and Board members continued longstanding internal reviews of possible acquisition candidates in the backup and hierarchical storage management segments, having previously determined that such technologies were of strategic importance in establishing a comprehensive storage management solution for large enterprises.

     On September 26, at Mark Leslie's (the Chief Executive Officer of VERITAS) request, Steven Brooks, a VERITAS Board member, telephoned William Janeway, a Managing Director of Warburg and a Director of OpenVision. Mr. Brooks inquired whether OpenVision might be open to a discussion concerning the possible strategic combination of the two companies.

     On September 27, Mr. Janeway telephoned Mr. Brooks and stated that, after discussions with Geoffrey Squire, the President and Chief Executive Officer of OpenVision, their view was that an exploratory conversation between Mr. Leslie and Mr. Squire was appropriate.

     On October 9, Mr. Leslie and Mr. Squire met. They discussed the potential strategic value of a combination of the companies and agreed to consult with their respective Boards of Directors with a view to continuing the discussions.

     Following the initial meeting between Mr. Leslie and Mr. Squire, a number of telephone calls ensued between and among Mr. Leslie, Mr. Brooks, Mr. Janeway and Mr. Squire.

     On October 15, 1996, each of VERITAS and OpenVision held meetings of their respective Boards of Directors. Each of the VERITAS Board and the OpenVision Board authorized the Chief Executive Officers of their respective companies to continue the discussion beyond the exploratory stage.

     On October 21, 1996, Mr. Leslie and Mr. Squire met to further discuss the possibility of a strategic combination of the two companies.

     On October 30, 1996 after executing a mutual non-disclosure agreement allowing for the exchange of non-public information, senior executives of both companies met to make business plan presentations to executives of both companies in order to evaluate potential business strategies and market opportunities. The discussions focused on long-term strategy.

     On November 19 and 20, 1996, senior executives of both companies again met to discuss broad business and product strategies, including product combinations, customers, market potential, long-term stockholder value and revenue opportunities and cost savings.

     On December 1, 1996, VERITAS retained Cowen and Steven Brooks as its financial advisors in connection with a possible business combination with OpenVision.

     During late November and early December 1996, representatives of VERITAS and OpenVision, with the assistance and input of their financial and legal advisors, continued their preliminary discussions and their respective due diligence investigations.

     On December 6, 1996, the OpenVision Board held a special meeting to discuss the status of negotiations between the two companies.

     On December 9, 1996, representatives of the VERITAS Board, which included Mr. Leslie, Mr. Brooks and Joseph Rizzi, met with representatives of the OpenVision Board, which included Mr. Squire, Mr. Janeway and Stewart Gross and discussed potential acquisition terms, including a range of possible exchange ratios. At this meeting, the respective representatives tentatively agreed that a 67%/33% post-organization split could be acceptable to both parties, based on the two companies' business, products, management and a review of the historical financial performance of the two companies and the Wall Street estimates of future financial performance.

     On December 12, 1996, the OpenVision Board held a special meeting to discuss the status of the negotiations and on December 17, 1996, at a regularly scheduled meeting, executive officers and certain Board members reported in more detail on the discussion with VERITAS and the OpenVision Board authorized management to continue such discussions and the due diligence investigation.

     On December 16, 1996, OpenVision retained Alex. Brown as its financial advisor in connection with a possible business combination with VERITAS.

     On December 17, 1996, Michael Fields and Kenneth Lonchar met with representatives of Cowen and Alex. Brown and discussed financial due diligence and post combination issues with Cowen and Alex. Brown in connection with their respective fairness opinion reviews.

     On December 18, 1996, representatives of VERITAS and OpenVision and their financial and legal advisors met to discuss the structure of the Merger, potential terms of the Merger and reviewed an initial draft of the Reorganization Agreement.

     On December 20, 1996, Steven Brooks, Fred van den Bosch, Fred Crary and Cindy Vindasius, members of VERITAS' Board and/or management met with representatives of Alex. Brown and discussed financial due diligence and post combination issues with Alex. Brown in connection with their fairness opinion review.

     On December 23, 1996, December 30, 1996, January 3, 1997 and January 9, 1997, the OpenVision Board held special meetings to discuss the status of negotiations and due diligence.

     On December 26, 1996, Alex. Brown and Cowen performed further due diligence with respect to VERITAS and OpenVision.

     Negotiations between management and legal counsel for each company and review by their financial advisors continued during late December and early January on the terms of the Merger and the definitive Reorganization Agreement.

     On January 10, 1997, Alex. Brown and Cowen performed further due diligence with respect to VERITAS and OpenVision.

     On January 12, 1997, each of the VERITAS Board and the OpenVision Board met and approved the terms of the Merger and authorized their respective legal counsel to complete the definitive Reorganization Agreement. At the meetings, the Boards of VERITAS and OpenVision received reports from their respective financial advisors, Cowen and Alex. Brown, which each stated they would deliver a fairness opinion with respect to the proposed Merger.

     On January 13, 1997, each company executed and delivered the Reorganization Agreement which was announced immediately thereafter by the issuance of a joint press release.

     On March 18, 1997, the OpenVision Board held a special meeting at which the OpenVision Board reviewed the proposed Merger, the recent financial results for the two companies, the recent trading prices for the OpenVision Common Stock and the VERITAS Common Stock as well as for technology companies generally, and the factors discussed under "-- Reasons for the Merger" and unanimously determined that, based on this review, the Merger continued to be the best interests of OpenVision and its stockholders.

     On March 19, 1997, the VERITAS Board held a special meeting at which the VERITAS Board reviewed the proposed Merger, the recent financial results for the two companies, the recent trading prices for the VERITAS Common Stock and the OpenVision Common Stock as well as for technology companies generally, and the factors discussed under "-- Reasons for the Merger" and unanimously determined that, based on this review, the Merger continues to be in the best interests of VERITAS and its shareholders.

REASONS FOR THE MERGER

  Joint Reasons for the Merger

     Each of the VERITAS Board and the OpenVision Board unanimously recommends that the shareholders and stockholders of their respective companies vote FOR the approval and adoption of the VERITAS Merger Proposal or OpenVision Merger Proposal, as the case may be, for the reasons set forth below.

     VERITAS and OpenVision have identified a number of potential mutual benefits of the Merger that they believe will contribute to the success of the Combined Company. These potential benefits include:

     - The complementary technology of OpenVision's application level backup and hierarchical storage management products and VERITAS' operating system level file and volume management products provides an opportunity to develop a comprehensive approach to the storage management needs of large enterprises. In addition, both companies offer HA failover products with significant market penetration. The Combined Company will have the opportunity to combine these product lines over time into a single offering to provide solutions that neither could have provided individually.

     - With VERITAS' present emphasis on selling its system software products through OEM system vendors and OpenVision's focus on direct sales to large corporate end user customers, both companies believe that their respective distribution channels will be complementary and provide the Combined Company with an opportunity to market to a larger target base of customers.

     - The opportunity to expand the international distribution of the Combined Company by leveraging the complementary international strategies and strengths of VERITAS and OpenVision.

     - The complementary management and organizational structures of VERITAS and OpenVision.

     In addition to the joint reasons discussed above, the Board of Directors of each company also considered separate reasons for approving the Merger, which are summarized below.

  VERITAS' Reasons for the Merger

     The Board of Directors of VERITAS believes that the following are additional reasons for shareholders of VERITAS to vote FOR approval and adoption of the VERITAS Merger Proposal:

     - The combination of VERITAS' file and volume management technologies with OpenVision's backup and hierarchical storage management products provides an opportunity to create a comprehensive and integrated storage management solution.

     - OpenVision's HA products are similar to VERITAS' FirstWatch product and may provide the opportunity for product integration or cross-marketing.

     - The opportunity for VERITAS to benefit from OpenVision's extensive direct sales force, providing the opportunity to broaden VERITAS' distribution channels, which have been primarily through OEMs.

     - The opportunity for VERITAS to benefit from the complementary and additive customer and consulting services in place at OpenVision.

     - The opportunity to expand international distribution by benefiting from OpenVision's European presence.

     - The increase in management breadth and organizational infrastructure by the addition of a number of senior OpenVision executives, as well as OpenVision's regional and district sales management organization and administrative and engineering resources, with little duplication or redundancy created.

     - The opportunity for VERITAS to benefit from OpenVision's operations products technologies to provide a single storage management console.

     - The opportunity to benefit from the larger scale provided by the combined enterprise when addressing the storage management needs of large global businesses implementing open systems.

     In the course of its deliberations, the VERITAS Board reviewed with VERITAS' management a number of other factors relevant to the Merger. In particular, the VERITAS Board considered, among other things: (i) the proposed terms of the Merger; (ii) the likelihood of realizing superior benefits through alternative business strategies; (iii) information concerning VERITAS' and OpenVision's respective businesses, historical financial performances, operations and products, including public Commission and analysts' reports and the due diligence reports from management and VERITAS' legal, accounting and financial advisers; (iv) comparative stock prices of VERITAS and OpenVision; (v) comparative volatility and trading volumes of the two companies' stock; (vi) an analysis of the relative value that OpenVision might contribute to the future business and prospects of the combined organization; (vii) the compatibility of the management and businesses of VERITAS and OpenVision; (viii) the fact that Sun Microsystems selected OpenVision's NetBackup and HSM products, and VERITAS' Volume Manager product and other VERITAS key products, for significant distribution arrangements; and (ix) the detailed financial analysis with respect to the companies presented by Cowen, including the opinion of Cowen dated January 12, 1997, that, as of the date of the Reorganization Agreement, the financial terms of the Merger are fair, from a financial point of view, to the holders of VERITAS Common Stock. Cowen is under no obligation to update the Cowen Opinion.

     The VERITAS Board also considered certain risks arising in connection with the Merger, including (i) the potential disruption of VERITAS' business that might result from employee and customer uncertainty and lack of focus following announcement of the Merger in connection with integrating the operations of VERITAS and OpenVision; (ii) the possibility that the Merger might not be consummated, (iii) the effects of the public announcement of the Merger on VERITAS' sales and operating results, its ability to attract and retain key management, marketing and technical personnel and the progress of certain of its development projects; (iv) the risk that the announcement of the Merger could result in decisions by customers to defer purchases of products of VERITAS or OpenVision; (v) the substantial charges to be incurred due to the Merger, primarily in the first and second quarters of the year; (vi) the difficulties of managing geographically dispersed operations and the risk that employees of OpenVision may not stay with the combined company; (vii) the fact that OpenVision has historically been "sales driven," while VERITAS has historically been "engineering driven" and that the combined company may not be able to overcome these differences; (viii) the risk that the other benefits sought to be achieved by the Merger will not be achieved; and (ix) other risks described herein under "RISK FACTORS." In the view of the VERITAS Board, these considerations were not sufficient, either individually or in the aggregate, to outweigh the advantages of the proposed Merger in the manner in which it was proposed.

     Since the announcement of the proposed Merger, the closing price of the VERITAS Common Stock has ranged from a high of $56.125 per share to a low of $27.25 per share and on March 21, 1997 the latest practicable date before the printing of this Joint Proxy Statement/Prospectus, the closing price was $31.125 per share. The closing price of the OpenVision Common Stock during this period has ranged from a high of $18.00 per share to a low of $9.125 per share and on March 21, 1997 the closing price was $10.25 per share. The VERITAS Board has reviewed the decline in trading prices of the VERITAS Common Stock and OpenVision Common Stock, and has also reviewed the recent volatility in the trading prices of technology companies generally, and has noted that a number of technology companies have experienced declines in their stock prices over the same period. The VERITAS Board has also reviewed the recent financial performance of both OpenVision and VERITAS, the potential synergies between the two companies, and the other factors described in more detail in "-- Reasons for the Merger."

     In view of the wide variety of factors, both positive and negative, considered by the VERITAS Board, the VERITAS Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After taking into consideration all of the factors set forth above, the VERITAS Board continues to believe that the Merger is in the best interests of VERITAS and its shareholders and continues to recommend approval and adoption of the VERITAS Merger Proposal by the VERITAS shareholders.

  OpenVision's Reasons for the Merger

     The OpenVision Board believes that the following are additional reasons for the stockholders of OpenVision to vote FOR approval and adoption of the OpenVision Merger Proposal:

     - The addition of senior VERITAS executives, will effect an increase in management breadth and organizational infrastructure.

     - The combined experience, financial resources, and size and breadth of product offerings of the Combined Company will allow the Combined Company to respond more quickly and effectively to technological change, increased competition and market demands in an industry experiencing rapid innovation and change.

     - The combination of VERITAS' products with OpenVision's products will provide an opportunity for the Combined Company to offer a more comprehensive and integrated set of technologies and products to its customers.

     - The addition of VERITAS' OEM and channel sales organization and its strategic relationships provides additional opportunities for OpenVision to gain channel enhancement.

     - The addition of VERITAS' customer base to OpenVision's existing customer base may provide new opportunities for the sale of OpenVision's products.

     - VERITAS has a distribution network that OpenVision believes will complement OpenVision's sales and distribution resources. Additional sales resources may provide expanded opportunities to market VERITAS' and OpenVision's products to new and existing customers.

     - The addition of VERITAS' development center in India adds a pool of available engineering talent that otherwise may not be available.

     - The creation of a combined customer service and technical support system may permit the Combined Company to provide more efficient support coverage to its customers.

     - The creation of a larger customer base, a higher market profile and greater financial strength may present greater opportunities for marketing the products of the Combined Company to the large enterprise.

     - The presence of VERITAS in the Japanese market will provide OpenVision with an opportunity to expand international distribution.

     - The OpenVision stockholders would have the opportunity to participate in the potential growth of the Combined Company after the Merger.

     In the course of its deliberations, the OpenVision Board reviewed with OpenVision management a number of additional factors relevant to the Merger, including the strategic overview and prospects for OpenVision, its products and its finances. The OpenVision Board also considered, among other matters (i) historical information concerning OpenVision's and VERITAS' respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company with the Commission; (ii) OpenVision management's view as to the financial condition, results of operations and businesses of VERITAS and OpenVision before and after giving effect to the Merger based on management due diligence and publicly available financial information; (iii) current financial market conditions and historical market prices, volatility and trading information with respect to VERITAS Common Stock and OpenVision Common Stock; (iv) the consideration to be received by OpenVision stockholders in the Merger and the relationship between the market value of the VERITAS Common Stock to be issued in exchange for each share of OpenVision Common Stock and a comparison of comparable merger transactions; (v) the reasonableness of the terms of the Reorganization Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations; (vi) OpenVision management's view as to the prospects of OpenVision as an independent company;
(vii) OpenVision management's view as to the potential for other third parties to enter into strategic relationships with or to acquire VERITAS or OpenVision;
(viii) the impact of the Merger on OpenVision's customers and employees; (ix) reports from management, legal and financial advisors as to the results of their due diligence investigation of VERITAS. The OpenVision Board also considered the terms of the proposed Reorganization Agreement regarding OpenVision's rights to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions regarding termination fees. In addition, the OpenVision Board noted that the Merger is expected to be accounted for as a pooling of interests and that no goodwill is expected to be created on the books of the Combined Company as a result thereof. The OpenVision Board considered financial presentations of Alex. Brown, including the oral opinion of Alex. Brown delivered at the January 12, 1997 meeting of the OpenVision Board and confirmed in writing on January 13, 1997, which concluded that the Exchange Ratio provided in the Reorganization Agreement was fair, from a financial point of view, to OpenVision stockholders on such date (a copy of the Alex. Brown Opinion is attached as Appendix B-2 hereto, and OpenVision stockholders are urged to carefully review the Alex. Brown Opinion). The OpenVision Board also took into account that OpenVision would have representation on the Board of the Combined Company following the Merger.

     The OpenVision Board also identified and considered a number of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the potential benefits sought in the Merger might not be fully realized; (ii) the possibility that the Merger would not be consummated and the effect of the public announcement of the Merger on (a) OpenVision's sales and operating results, (b) OpenVision's ability to attract and retain key management, marketing and technical personnel, and (c) progress of certain development projects; (iii) the potential dilutive effect of the issuance of New VERITAS Common Stock in the Merger, (iv) the substantial charges to be incurred, primarily in the quarter in which the Merger is completed, in connection with the Merger, including costs of integrating the businesses and transaction expenses arising from the Merger; (v) the risk that despite the efforts of the Combined Company, key technical and management personnel may not remain employed by the Combined Company; (iv) the difficulty of managing separate operations at different geographic locations; and (vii) the other risks described under "RISK FACTORS" herein. The OpenVision Board believed that these risks were outweighed by the potential benefits of the Merger.

     Since the announcement of the proposed Merger, the closing price of the OpenVision Common Stock has ranged from a high of $18.00 per share to a low of $9.125 per share and on March 21, 1997 closed at $9.125 per share. The closing price of the VERITAS Common Stock during this period has ranged from a high of $56.125 to a low of $27.25 per share and on March 19, 1997 closed at $27.25 per share. In light of the decline in VERITAS' and OpenVision's stock prices since the execution of the Reorganization Agreement, the OpenVision Board met on March 18, 1996 to reevaluate its recommendation of approval of the Merger, at which time it reviewed, in addition to the parties' stock price declines, the recent volatility in the trading prices of technology companies generally, the recent financial performance of both OpenVision and VERITAS, the potential synergies between the two companies and the other factors described under "-- Reasons for the Merger," including the Alex. Brown Opinion. The Alex. Brown Opinion was delivered to the OpenVision Board on January 12, 1997, and Alex. Brown is under no obligation to update the Alex. Brown Opinion. The Alex. Brown Opinion is based on a number of different analyses as summarized under "THE MERGER -- Opinions of Financial Advisors -- Opinion of OpenVision's Financial Advisor." Among such analyses, the contribution analysis, discounted cash flow analysis and pro forma combined earnings analysis are unaffected

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

by changes in the trading price of the VERITAS Common Stock. Certain other analyses, such as the analysis of certain other publicly traded companies, analysis of selected mergers and acquisitions and historical exchange ratio and premium analysis, were based on the closing price of VERITAS Common Stock of $54.50 per share on January 10, 1997 (the last trading day prior to the date of the Alex. Brown Opinion).

     In view of the wide variety of factors, both positive and negative, considered by the OpenVision Board, the OpenVision Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After careful reconsideration of all of the foregoing factors, the OpenVision Board continues to believe that the Merger is in the best interests of OpenVision stockholders and continues to recommend approval and adoption of the OpenVision Merger Proposal by the OpenVision stockholders.

BOARD RECOMMENDATIONS

     THE VERITAS BOARD HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF VERITAS AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY RECOMMENDED A VOTE FOR APPROVAL AND ADOPTION OF THE VERITAS MERGER PROPOSAL.

     THE OPENVISION BOARD HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF OPENVISION AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY RECOMMENDED A VOTE FOR APPROVAL AND ADOPTION OF THE OPENVISION MERGER PROPOSAL.

OPINIONS OF FINANCIAL ADVISORS

  Opinion of VERITAS' Financial Advisor

     Cowen has acted as financial advisor to the VERITAS Board in connection with the Merger. Pursuant to an engagement letter dated December 1, 1996 (the "Cowen Engagement Letter"), the VERITAS Board retained Cowen to serve as its financial advisor with respect to the possible acquisition of OpenVision. As part of this assignment, Cowen discussed the proposed Merger with the VERITAS Board and rendered an opinion to the VERITAS Board as to the fairness, from a financial point of view, to the holders of VERITAS Common Stock, of the financial terms of the Merger pursuant to the Reorganization Agreement. The amount and form of such consideration was determined by negotiations between VERITAS and OpenVision and not pursuant to recommendations by Cowen.

     On January 12, 1997, Cowen delivered certain of its written analyses and its oral opinion to the VERITAS Board, to the effect that, as of January 12, 1997, the financial terms of the Merger pursuant to the Reorganization Agreement, are fair, from a financial point of view, to the holders of VERITAS Common Stock. THE FULL TEXT OF THE WRITTEN OPINION OF COWEN, DATED JANUARY 13, 1997, IS ATTACHED HERETO AS APPENDIX B-1. HOLDERS OF VERITAS COMMON STOCK ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY COWEN. THIS SUMMARY OF THE WRITTEN OPINION OF COWEN SET FORTH IN THE JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. Cowen's analyses and opinion were prepared for the VERITAS Board and are directed only to the fairness, from a financial point of view, of the financial terms of the Merger pursuant to the Reorganization Agreement and do not constitute an opinion as to the merits of the transaction contemplated by the Reorganization Agreement or a recommendation to any holders of VERITAS Common Stock as to how to vote at the VERITAS Meeting. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm's length between VERITAS and Cowen, and the VERITAS Board was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to Cowen is contingent upon consummation of the Merger.

     Cowen was selected by the VERITAS Board as its financial advisor, and to render an opinion to the VERITAS Board, because Cowen is a nationally recognized investment banking firm and because the principals of Cowen have substantial experience in transactions similar to the Merger and are familiar with VERITAS and its businesses. As part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes. In December 1993, Cowen acted as lead manager in the initial public offering of VERITAS, for which Cowen received a customary fee. In addition, in the ordinary course of its business, Cowen trades the equity securities of VERITAS and OpenVision for its own account and for the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities.

     In arriving at its opinion, Cowen (a) reviewed VERITAS financial statements for the fiscal years ended December 31, 1993 through December 31, 1995, VERITAS financial statements for the nine month periods ended September 30, 1996 and September 30, 1995 and certain publicly available filings with the Securities and Exchange Commission; (b) reviewed OpenVision's financial statements for the fiscal years ended June 30, 1994 through June 30, 1996, OpenVision's financial statements for the three month periods ended September 30, 1996 and September 30, 1995 and certain publicly available filings with the Commission; (c) reviewed financial estimates for calendar year 1997 relating to VERITAS prepared by VERITAS which reflected reports of third-party researchers which, in certain circumstances, were adjusted by VERITAS management to reflect internal estimates and provided to Cowen by management of VERITAS; (d) reviewed financial estimates for calendar year 1997 relating to OpenVision prepared by Alex. Brown and provided to Cowen on behalf of the management of OpenVision (such estimates, together with the estimates relating to VERITAS, the "Third-Party Estimates"); and (e) held meetings with management and senior personnel of VERITAS and OpenVision to discuss the business, operations, historical financial results and future prospects of VERITAS, OpenVision and the Combined Company. In addition, Cowen (i) reviewed the Reorganization Agreement; (ii) compared VERITAS and OpenVision from a financial point of view, with certain other similar companies which Cowen deemed relevant; (iii) reviewed the historical prices and trading activity of VERITAS Common Stock over the twelve month period ended January 10, 1997; (iv) reviewed the historical prices and trading activity of OpenVision Common Stock from May 7, 1996 to January 10, 1997 and compared those trading histories with those of other companies which Cowen deemed relevant; (v) analyzed the potential dilutive effects of the transaction contemplated by the Reorganization Agreement; (vi) compared the transaction contemplated by the Reorganization Agreement with other similar transactions, including a comparison of the premiums paid in the transaction contemplated by the Reorganization Agreement with the premiums paid in those similar transactions; and (vii) conducted such other studies, analyses, inquiries and investigations as Cowen deemed appropriate. Cowen did not receive financial projections prepared by the management of VERITAS or OpenVision.

     Cowen assumed and relied, without independent verification, upon the accuracy and completeness of the financial and other information that was available to it from public sources, that was provided to it by VERITAS or their representatives, or that was otherwise reviewed by it. With respect to the Third-Party Estimates, the managements of each of VERITAS and OpenVision confirmed to Cowen that such estimates generally were within the range anticipated by such managements for their respective companies, and the management of VERITAS confirmed that such estimates provided a reasonable basis for Cowen's opinion. Upon the advice of the management of VERITAS, and with the consent of the VERITAS Board, Cowen relied upon such estimates in performing its analyses. Cowen did not make any independent valuation or appraisal of the assets or liabilities of VERITAS or OpenVision. Cowen's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, January 12, 1997. It should be understood that, although developments subsequent to January 12, 1997 may affect its opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion.

     The following is a summary of certain financial analyses performed by Cowen to arrive at its opinion. Cowen performed certain procedures, including each of the financial analyses described below and reviewed with the management of VERITAS the assumptions on which such analyses were based and other factors, including the Third-Party Estimates. No limitations were imposed by the VERITAS Board with respect to the investigations made or procedures followed by Cowen in rendering its opinion.

     Transaction Analysis. Cowen reviewed the financial terms, to the extent publicly available, of forty-five selected transactions (collectively, the "Selected Transactions") involving the acquisition of companies in the Enterprise Server Software industry, which were announced or completed since January, 1994. Cowen also separately reviewed the financial terms, to the extent publicly available, of a sub group of the Selected

Transactions which consists of twenty-one selected transactions involving the acquisition of companies in the Systems Management Software Industry (the "Selected Systems Management Transactions").

     Cowen reviewed the market capitalization of common stock plus total debt less cash and equivalents ("Enterprise Value") paid in the Selected Transactions as a multiple of latest twelve month ("LTM") revenues and earnings before interest expense and income taxes ("EBIT") and also examined the multiples of equity value paid in the Selected Transactions to LTM earnings. In addition, Cowen reviewed the premium of the offer price over the trading prices one trading day and four weeks prior to the announcement date of the Selected Transactions.

     Such analyses indicated that, (i) on the basis of the Enterprise Value paid, the Selected Transactions had a median valuation of 3.0 times LTM revenues and 17.7 times LTM EBIT and (ii) on the basis of equity value paid, the Selected Transactions had a median valuation of 24.5 times LTM earnings. In addition, the median premiums by which offer prices exceeded the closing stock prices one trading day and four weeks prior to the announcement date of the Selected Transactions were 25.8% and 41.8%, respectively. Such analyses further indicated that the Selected Systems Management Transactions, (i) on the basis of the Enterprise Value paid, had a median valuation of 3.0 times LTM revenues and 15.7 times LTM EBIT and, (ii) on the basis of equity value paid, had a median valuation of 21.6 times LTM earnings. In addition, the median premiums by which offer prices exceeded the closing stock prices one trading day and four weeks prior to the announcement date of the Selected Systems Management Transactions were 36.3% and 46.7%, respectively.

     The corresponding multiples of LTM revenues and LTM EBIT implied by VERITAS offer for OpenVision are 11.5x and 288.6x, respectively. The corresponding multiple of LTM earnings implied by VERITAS offer is 288.5x. In addition the VERITAS offer represented premiums of 50.1% and 50.1%, respectively, over the OpenVision Common Stock closing price one trading day and four weeks prior to January 13, 1997.

     Although the Selected Transactions were used for comparison purposes, none of such transactions is directly comparable to the Merger.

     Analysis of Certain Publicly Traded Companies. To provide contextual data and comparative market information, Cowen compared selected historical operating and financial ratios for OpenVision to the corresponding data and ratios of certain companies (collectively the "Selected Companies") whose securities are publicly traded and which Cowen believes have operating, market valuation, and trading valuations similar to what might be expected of OpenVision. The Selected Companies included companies in the client server systems management software industry (the "Selected Client Server Systems Management Companies") and in the mainframe systems management software industry (the "Selected Mainframe Systems Management Companies"). The Selected Client Server Systems Management Companies included Axent Technologies, Inc., BMC Software, Inc., Legato Systems, Inc., Novadigm, Inc., Novell, Inc., PLATINUM technology, inc., Unison Software, Inc., VERITAS and Worldtalk Communications Corporation. The Selected Mainframe Systems Management Companies included Boole & Baggage, Inc., Computer Associates International, Inc., Compuware Corporation and Sterling Software, Inc. Such data and ratios include Enterprise Value of such Selected Companies as a multiple of LTM revenues and LTM EBIT. Cowen also examined the ratios of the current trading prices of the Selected Companies to the LTM earnings per share ("EPS") and 1997 calendar year estimated EPS (as estimated by Institutional Brokers Estimating System ("IBES") and First Call) for these companies.

     Such analyses indicated that, of the Selected Client Server Systems Management Companies, (i) on the basis of Enterprise Value, the Selected Client Server Systems Management Companies had a median valuation of 6.5 times LTM revenues and 26.5 times LTM EBIT and, (ii) on the basis of Equity Value, the Selected Client Server Systems Management Companies had a median valuation of
52.4 times LTM earnings and 32.1 times 1997 calendar year estimated EPS. The Selected Mainframe Systems Management Companies, (i) on the basis of Enterprise Value, had a median valuation of 2.34 times LTM revenues and 12.8 times LTM EBIT and, (ii) on the basis of Equity Value, had a median valuation of 20.1 times LTM earnings and 15.7 times 1997 calendar year estimated EPS.

     The corresponding multiples of LTM revenues and LTM EBIT for OpenVision implied by VERITAS offer are 11.5x and 288.6x, respectively. The corresponding multiples of LTM earnings and 1997 calendar year estimated EPS, based on the Third-Party Estimates, for OpenVision implied by VERITAS offer are 288.5x and 75.8x, respectively.

     Although the Selected Companies were used for comparison purposes, none of such companies is directly comparable to OpenVision.

     Pro Forma Earnings Analysis. Cowen analyzed the potential effect of the Merger on the projected combined income statement of VERITAS and OpenVision for VERITAS fiscal year ending December 31, 1997, based on the Third-Party Estimates. This analysis, without accounting for any cost savings or synergies, concluded that the Merger would lead to 5.3% dilution in VERITAS fiscal year ending December 31, 1997.

     Contribution Analysis. Cowen analyzed the respective contributions of calendar year estimated 1996 and 1997 revenues, EBIT and net income of VERITAS and OpenVision to the combined company based upon the Third-Party Estimates, excluding the possible effect of cost savings and synergies in the Merger. This analysis showed that VERITAS would contribute to the combined company 49.6% and 49.2% of revenues, 85.0% and 71.3% of EBIT and 83.1% and 70.2% of net income, in each case for calendar year 1996 and 1997, respectively.

     Stock Trading History. Cowen reviewed the historical market prices and trading volumes of OpenVision Common Stock from May 7, 1996 (the closing date of OpenVision's initial public offering) to January 10, 1997 (the last trading day prior to announcement) and VERITAS Common Stock for the twelve month period ended January 10, 1997 (the last trading day prior to announcement). Cowen also compared the OpenVision closing stock prices with an index of the Selected Companies. This information was presented solely to provide the VERITAS Board with background information regarding the stock prices of OpenVision over the period indicated. Cowen noted that over the indicated periods the high and low prices for OpenVision were $20.25 and $8.50, respectively, and the high and low prices for VERITAS were $54.50 and $18.83, respectively.

     The summary set forth above does not purport to be a complete description of the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the VERITAS Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

     Pursuant to the Cowen Engagement Letter, VERITAS has agreed to pay certain fees to Cowen for its financial advisory services provided in connection with the Merger in an amount equal to $750,000. Additionally, VERITAS has agreed to reimburse Cowen for its out-of-pocket expenses (including the reasonable fees and expenses of its counsel) incurred or accrued during the period of, and in connection with Cowen's engagement. VERITAS has also agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of services performed by Cowen as financial advisor to the VERITAS Board in connection with the Merger, unless such liabilities arise out of Cowen's gross negligence, bad faith or willful misconduct.

       Opinion of OpenVision's Financial Advisor

     On December 16, 1996, OpenVision and Alex. Brown executed an engagement letter pursuant to which Alex. Brown was engaged to act as OpenVision's financial advisor in connection with the Merger, including rendering its opinion to the OpenVision Board of Directors as to the fairness, from a financial point of view, of

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

the assumed Exchange Ratio to OpenVision's stockholders. The amount and form of such consideration was determined by negotiations between VERITAS and OpenVision and not pursuant to recommendations by Alex. Brown.

     At the January 12, 1997 meeting of the OpenVision Board of Directors, representatives of Alex. Brown made a presentation with respect to the Merger and rendered to the OpenVision Board of Directors its oral opinion, subsequently confirmed in writing, that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion and summarized below, the assumed Exchange Ratio was fair, from a financial point of view, to OpenVision's stockholders. No limitations were imposed by the OpenVision Board of Directors upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion.

     THE FULL TEXT OF ALEX. BROWN'S WRITTEN OPINION DATED JANUARY 12, 1997 (THE "ALEX. BROWN OPINION"), WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX B-2 AND IS INCORPORATED HEREIN BY REFERENCE. OPENVISION STOCKHOLDERS ARE URGED TO READ THE ALEX. BROWN OPINION IN ITS ENTIRETY. THE ALEX. BROWN OPINION IS DIRECTED TO THE OPENVISION BOARD OF DIRECTORS, ADDRESSES ONLY THE FAIRNESS OF THE ASSUMED EXCHANGE RATIO TO OPENVISION'S STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY OPENVISION STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE OPENVISION MEETING. THE ALEX. BROWN OPINION WAS RENDERED TO THE OPENVISION BOARD OF DIRECTORS FOR ITS CONSIDERATION IN DETERMINING WHETHER TO APPROVE THE REORGANIZATION AGREEMENT. THE DISCUSSION OF THE ALEX. BROWN OPINION IN THIS JOINT PROXY STATEMENT/ PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ALEX. BROWN OPINION.

     In connection with the Alex. Brown Opinion, Alex. Brown reviewed certain publicly available financial information and other information concerning OpenVision and VERITAS and certain internal analyses and other information furnished to it by OpenVision and VERITAS. Alex. Brown also held discussions with the members of the senior managements of OpenVision and VERITAS regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Alex. Brown (i) reviewed the reported prices and trading activity for the common stock of both OpenVision and VERITAS, (ii) compared certain financial and stock market information for OpenVision and VERITAS with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the financial terms of the draft Reorganization Agreement dated January 9, 1997, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     In conducting its review and arriving at its opinion, Alex. Brown assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for purposes of rendering its opinion. Alex. Brown did not receive projections prepared by the management of OpenVision or VERITAS; however, the management of each of OpenVision and VERITAS provided Alex. Brown with (i) estimates reflecting Wall Street estimates which, in certain circumstances, were adjusted by VERITAS or OpenVision management so that these estimates were generally consistent with such management's expectations, and
(ii) certain internal estimates of OpenVision management (such estimates being the "OpenVision Estimates" and "VERITAS Estimates," respectively). With the consent of OpenVision's Board of Directors, the OpenVision Estimates and VERITAS Estimates were utilized and relied upon by Alex. Brown in the Analysis of Certain Other Publicly Traded Companies, Contribution Analysis, Discounted Cash Flow Analysis and the Pro Forma Earnings Analysis summarized below. With respect to the other information relating to the prospects of OpenVision and VERITAS provided to Alex. Brown by each company, Alex. Brown assumed that such other information was reasonably prepared and reflected the best currently available judgments of the respective managements of OpenVision and VERITAS. Alex. Brown assumed, with the consent of OpenVision, that the Merger would qualify as a tax-free transaction for the stockholders of OpenVision and for pooling-of-interests accounting treatment; and that the assumed Exchange Ratio would be approximately
0.3584 based on a fraction, the numerator of which is 7,500,000 and the denominator of which is the total number of OpenVision Common Stock and Class B Stock outstanding, plus the total number of shares of OpenVision Common Stock issuable upon exercise of OpenVision Options and OpenVision Warrants. Alex. Brown did not make any independent evaluation or

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

appraisal of the assets of OpenVision and VERITAS, nor has Alex. Brown been furnished with any such evaluations or appraisals. The Alex. Brown Opinion is based on market, economic and other conditions as they existed or were disclosed to Alex. Brown and could be evaluated as of the date of the opinion letter.

     In arriving at its opinion, Alex. Brown was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of OpenVision or any of its assets.

     The following is a summary of the analyses performed and factors considered by Alex. Brown in connection with rendering the Alex. Brown Opinion.

     Historical Financial Position. In rendering its opinion, Alex. Brown reviewed and analyzed the historical and current financial condition of OpenVision and VERITAS which included (i) an assessment of each of OpenVision's and VERITAS's recent financial statements; (ii) an analysis of each of OpenVision's and VERITAS's revenue, growth and operating performance trends; and
(iii) an assessment of each of OpenVision's and VERITAS's margin changes and leverage.

     Historical Stock Price Performance. Alex. Brown reviewed and analyzed the daily closing per share market prices and trading volume, for each of OpenVision Common Stock and VERITAS Common Stock, from May 10, 1996 to January 10, 1997. Alex. Brown also reviewed the daily closing per share market prices of the OpenVision Common Stock and VERITAS Common Stock and compared the movement of such daily closing prices with the movement of the Nasdaq composite average over the period from May 10, 1996 through January 10, 1997. Alex. Brown noted that, on a relative basis, VERITAS outperformed the Nasdaq composite average from May 10, 1996 through January 10, 1997. Alex. Brown further noted that, on a relative basis, OpenVision underperformed the Nasdaq composite average from May 10, 1996 to January 10, 1997. Alex. Brown also reviewed the daily closing per share market prices of OpenVision Common Stock and VERITAS Common Stock and compared the movement of such closing prices with the movement of a composite average (consisting of Axent Technologies, BMC Software, Inc., Computer Associates International, Inc., CompuWare Corp., Legato Systems, Inc., McAfee Associates, Novadigm, Inc., Unison Software, Inc., Sterling Software, Inc., and PLATINUM technology, inc. (collectively, the "Alex. Brown Selected Companies")) over the period from May 10, 1996 to January 10, 1997. On a relative basis the VERITAS Common Stock price outperformed the composite average from May 10, 1996 to January 10, 1997, and the OpenVision Common Stock price underperformed the composite average.

     Analysis of Certain Other Publicly Traded Companies. This analysis examines a company's valuation in the public market as compared to the valuation in the public market of other selected publicly traded companies. Alex. Brown compared certain financial information (based on the commonly used valuation measurements described below) relating to OpenVision and VERITAS to certain corresponding information from the Alex. Brown Selected Companies. Such financial information included, among other things, (i) equity market valuation ("Equity Value"); (ii) capitalization ratios; (iii) operating performance; (iv) ratios of Equity Value as adjusted for debt and cash ("Adjusted Value") to revenues and earnings before interest before income taxes ("EBIT"), for calendar years 1996 and 1997; (v) ratios of stock price to earnings per share ("EPS") for calendar years 1996 and 1997; and (vi) ratios of stock price to EPS on a fully taxed basis for calendar years 1996 and 1997. The financial information used in connection with the multiples provided below with respect to OpenVision and VERITAS was based on the latest reported 12-month period as derived from publicly available information, the OpenVision Estimates and the VERITAS Estimates. In the case of the Alex. Brown Selected Companies, the financial information used in connection with the multiples provided below was based on
(i) estimates of EPS obtained from reports published by the Institutional Brokers Estimating System ("IBES") and (ii) estimates for other operating measures obtained from selected Wall Street research. Alex. Brown noted that (i) the multiple of Adjusted Value to calendar year 1996 revenues for the Alex. Brown Selected Companies applied to calendar year 1996 revenues of OpenVision implied a per share range of values for OpenVision from $3.66 to $25.89 with a mean of $12.46 and a median of $11.23 and that for calendar year 1997 revenues this analysis implied a per share range of $4.52 to $28.80 with a mean of $13.97 and a median of $13.13; (ii) the multiple of Adjusted Value to calendar year 1996 EBIT for the Alex. Brown Selected Companies applied to the calendar year 1996 EBIT of OpenVision implied a per share range of $2.32 to $4.67 with a mean of $3.55 and a median of $3.26 and that

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

for calendar year 1997 EBIT this analysis implied a per share range of $3.94 to $19.36 with a mean of $9.14 and a median of $8.54; (iii) the multiple of stock price to calendar year 1996 EPS of the Alex. Brown Selected Companies applied to the calendar year 1996 net income of OpenVision implied a per share range of $2.20 to $6.93 with a mean of $4.57 and a median of $3.46 and that for calendar year 1997 net income this analysis implied a per share range of $6.47 to $18.38 with a mean of $11.16 and a median of $10.30; (iv) the multiple of stock price to calendar year 1996 EPS of the Alex. Brown Selected Companies applied to the calendar year 1996 fully-taxed net income of OpenVision implied a per share range of $1.40 to $4.39 with a mean of $2.89 and a median of $2.19 and that for calendar year 1997 fully-taxed net income this analysis implied a per share range of $4.57 to $12.99 with a mean of $7.89 and a median of $7.28. In each case, Alex. Brown compared the implied share prices against the implied offer price in the OpenVision Merger of $19.53 (based on an assumed Exchange Ratio of approximately .3584 and VERITAS's January 10, 1997 closing price of $54.50).

     Analysis of Selected Mergers and Acquisitions. Alex. Brown reviewed the financial terms, to the extent publicly available, of 16 proposed, pending or completed mergers and acquisitions since November 1990 in the software industry (the "Alex. Brown Selected Transactions") which included both cash and stock-for-stock transactions. Alex. Brown calculated various financial multiples based on certain publicly available information for each of the Alex. Brown Selected Transactions and compared them to corresponding financial multiples for the Merger, based on the assumed Exchange Ratio of approximately .3584. The 16 software industry transactions reviewed, in reverse chronological order of public announcement, were: Bendata, Inc./ Astea International (February 26,
1996), Tivoli Systems, Inc./IBM (January 31, 1996), Servantis Systems Holding, Inc./Checkfree Corporation (January 15, 1996), Renaissance Software/SunGard Data Systems (September 28, 1995), Delrina Corporation/Symantec Corporation (July 5,
1995), Frame Technology Corporation/Adobe Systems, Inc. (June 22, 1995), Lotus/IBM (June 5, 1995), Rasna Corporation/ Parametric Technology (May 30,
1995), Trinzic Corporation/PLATINUM technology, inc. (March 7, 1995), Powersoft/Sybase (November 11, 1994), Uniface Holdings, B.V./CompuWare Corp (March 16, 1994), Softimage, Inc./Microsoft (February 14, 1994), Logic Modeling Corp/Synopsis, Inc. (January 5, 1994), WATCOM Corporation/Powersoft Corporation (November 8, 1993), Gain Technology, Inc./Sybase, Inc. (July 29, 1992), and Samna Corporation/Lotus Development Corporation (November 1, 1990). Alex. Brown noted that (i) the multiple of the equity purchase price, as adjusted for debt and cash (the "Adjusted Purchase Price"), to trailing 12-month revenues for the Alex. Brown Selected Transactions applied to the calendar year 1996 revenues of OpenVision implied a per share range of values of $6.33 to $15.94 with a mean of $10.00 and a median of $9.18, (ii) the multiple of the Adjusted Purchase Price to trailing 12-month EBIT for the Alex. Brown Selected Transactions applied to the calendar year 1996 EBIT of OpenVision implied a per share range of values of $2.94 to $10.27 with a mean of $5.97 and a median of $4.28, (iii) the multiple of the equity purchase price to trailing 12-month net income for the Alex. Brown Selected Transactions applied to the calendar year 1996 net income of OpenVision implied a per share range of values of $2.19 to $19.64 with a mean of $9.95 and a median of $5.11, and (iv) the multiple of the equity purchase price to trailing 12-month net income for the Alex. Brown Selected Transactions applied to the calendar year 1996 fully-taxed net income of OpenVision implied a per share range of values of $1.39 to $12.44 with a mean of $6.30 and a median of $3.24. For each financial multiple, Alex. Brown compared the implied share prices against the implied offer price in the OpenVision Merger of $19.53 (based on an assumed Exchange Ratio of approximately .3584 and VERITAS's January 10, 1997 closing price of $54.50). All multiples for the Alex. Brown Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the six-year period during which the Alex. Brown Selected Transactions occurred.

     Historical Exchange Ratio and Premium Analysis. Alex. Brown reviewed and analyzed the historical ratio of the daily per share market closing prices of OpenVision Common Stock and VERITAS Common Stock over several time periods. Alex. Brown noted that the assumed Exchange Ratio of approximately .3584 represents a premium of 53.6% to the average price ratio for the two companies for the 90 trading day period before the announcement of the transaction, a premium of 58.4% to the average price ratio for the two companies for the 60 trading day period before the announcement, a premium of 50.0% to the average price ratio for the two companies for the 30 trading day period before the announcement, a premium of 51.2% to the average price ratio for the two companies for the 15 trading day period before the announcement, and a

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

premium of 48.8% to the price ratio for the two companies as of January 10, 1997 (the last day of trading prior to announcement). Alex. Brown also noted that the premium to be received by shareholders in the proposed Merger over the per share average market closing prices of OpenVision over such time periods was 80.2%, 76.6%, 64.9%, 59.5% and 48.8%, respectively.

     Alex. Brown also presented information on the premiums received by shareholders in the following selected software mergers (the "Selected Mergers"): Tivoli Systems, Inc./IBM (January 31, 1996), Delrina Corporation/Symantec Corporation (July 5, 1995), Frame Technology Corp./Adobe Systems, Inc. (June 22, 1995), Lotus/IBM (June 5, 1995), Trinzic Corporation/PLATINUM technology, inc. (March 7, 1995), Powersoft Corporation/Sybase (November 14, 1994) and Samna Corporation/Lotus Development Corp. (November 1, 1990). Alex. Brown determined that the average premium over the price ratios between the respective targets and acquirers for the 30 trading days prior to, 15 trading days prior to and the last trading day prior to the announcement of each of the Selected Mergers was 26.8%, 23.1% and 19.4%, respectively, and that the average premium over the target's per share average market closing prices over such time periods was 48.7%, 42.7% and 39.1%, respectively. Alex. Brown also noted that the average premium over the price ratios between the respective targets and acquirers in the Selected Mergers which involved stock-for-stock exchanges over such time periods was 26.8%, 23.1 % and 19.4%, respectively, and that the average premium over the target's per share average market closing prices over such time periods was 31.4%, 23.4% and 19.4%, respectively.

     Alex. Brown also reviewed the premiums received by target shareholders in hostile transactions, friendly cash transactions, friendly stock-for-stock transactions and technology stock-for-stock transactions since 1990 as compared to the market closing price 4 weeks prior to, 1 week prior to, and 1 day prior to the announcement of such transactions where the consideration exceeded $50 million. Alex. Brown noted that the premiums over the per share average market closing prices at such points in time (i) for hostile transactions were 55.4%, 58.0% and 53.0%, respectively; (ii) for friendly cash transactions were 48.3%, 43.7% and 35.7%, respectively; (iii) for friendly stock-for-stock transactions were 41.6%, 34.4% and 29.9%, respectively; and (iv) for technology stock-for-stock transactions were 51.2%, 41.5% and 35.9%, respectively. Finally, Alex. Brown noted that the premium to be received by shareholders in the proposed Merger over the per share average market closing prices of OpenVision over such time periods was 50.3%, 62.8% and 48.8%, respectively.

     Contribution Analysis. Alex. Brown analyzed the relative contributions of OpenVision and VERITAS, as compared to OpenVision's relative ownership of approximately 34.6% of the outstanding equity capital of the Combined Company to the pro forma income statement of the Combined Company, based on the OpenVision Estimates and VERITAS Estimates. This analysis showed that on a pro forma combined basis (excluding the effect of any synergies that may be realized as a result of the Merger, and non-recurring expenses relating to the Merger) OpenVision and VERITAS would account for approximately 14.4% and 85.6%, respectively, of the Combined Company's pro forma 1996 net income on a fully taxed basis, (ii) approximately 29.4% and 70.6%, respectively, of the Combined Company's pro forma 1997 net income on a fully taxed basis, and (iii) approximately 33.8% and 66.2%, respectively, of the Combined Company's pro forma 1998 net income on a fully taxed basis. Alex. Brown also analyzed the relative contributions of OpenVision and VERITAS, as compared to OpenVision's relative ownership of approximately 33.3% of the outstanding equity value, as adjusted for debt and cash ("Adjusted Market Value"). This analysis showed that on a pro forma combined basis (excluding the effect of any synergies that may be realized as a result of the Merger, and non-recurring expenses relating to the Merger) OpenVision and VERITAS would account for (i) approximately 50.4% and 49.6%, respectively, of the Combined Company's pro forma 1996 revenues, approximately 49.8% and 50.2% respectively, of the Combined Company's 1996 pro forma gross margin, and approximately 12.6% and 87.4%, respectively, of the Combined Company's pro forma 1996 EBIT; (ii) approximately 50.8% and 49.2%, respectively, of the Combined Company's pro forma 1997 revenues, approximately 50.6% and 49.4%, respectively, of the Combined Company's pro forma 1997 gross margin, approximately 28.7% and 71.3%, respectively, of the Combined Company's pro forma 1997 EBIT; and (iii) approximately 53.0% and 47.0%, respectively, of the Combined Company's pro forma 1998 revenues, approximately 52.8% and 47.2%, respectively, of the Combined Company's pro forma 1998 gross margin, and approximately 34.4% and 65.6%, respectively, of the Combined Company's pro forma 1998 EBIT.

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

     Discounted Cash Flow Analysis. Alex. Brown performed a discounted cash flow analysis for OpenVision. The discounted cash flow approach values a business based on the current value of the future cash flow that the business will generate. To establish a current value under this approach, future cash flow must be estimated and an appropriate discount rate determined. Alex. Brown used the OpenVision Estimates for the years 1997 through 1998 and estimates of projected financial performance based on Alex. Brown's discussions with OpenVision's management for the years 1998 through 2001. Alex. Brown aggregated the present value of the cash flows through 2001 with the present value of a range of terminal values. Alex. Brown discounted these cash flows at discount rates ranging from 17.0% to 23.0%. The terminal value was computed based on projected revenues in calendar year 2001 and a range of terminal revenue multiples of 2.5x to 4.0x. Alex. Brown arrived at such discount rates based on an analysis of the weighted average cost of capital of the Alex. Brown Selected Companies and arrived at such terminal values based on its review of the trading characteristics of the common stock of the Alex. Brown Selected Companies and the multiples paid for companies included in the Alex. Brown Selected Transactions. This analysis indicated a per share range of values of $12.56 to $21.90 per share, versus the implied offer price of $19.53 (based on an assumed Exchange Ratio of approximately .3584 and VERITAS's January 10, 1997 closing price of $54.50).

     Pro Forma Combined Earnings Analysis. Alex. Brown analyzed certain pro forma effects of the Merger. Based on such analysis, Alex. Brown computed the resulting dilution/accretion to the combined company's estimated fully-taxed EPS for the 1997 and 1998 calendar years. Alex. Brown noted that before taking into account any potential cost savings and other synergies that OpenVision and VERITAS could achieve if the Merger were consummated and before nonrecurring costs relating to the Merger, the Merger would be approximately 4.3% dilutive and 3.3% accretive, to the Combined Company's estimated EPS for the 1997 and 1998 calendar years, respectively.

     Relevant Market and Economic Factors. In rendering its opinion, Alex. Brown considered, among other factors, the condition of the U.S. stock markets, particularly in the software sector, and the current level of economic activity.

     No company used in the analysis of other publicly traded companies nor any transaction used in the analysis of selected mergers and acquisitions summarized above is identical to OpenVision, VERITAS or the Merger. Accordingly, such analyses must take into account differences in the financial and operating characteristics of the Alex. Brown Selected Companies and the companies in the Alex. Brown Selected Transactions and other factors that would affect the public trading value and acquisition value of the Alex. Brown Selected Companies and the Alex. Brown Selected Transactions, respectively.

     While the foregoing summary describes certain analyses and factors that Alex. Brown deemed material in its presentation to the OpenVision Board of Directors, it is not a comprehensive description of all analyses and factors considered by Alex. Brown. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Alex. Brown Opinion. In performing its analyses, Alex. Brown considered general economic, market and financial conditions and other matters, many of which are beyond the control of OpenVision and VERITAS. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold. Furthermore, no opinion is being expressed as to the prices at which shares of VERITAS Common Stock may trade at any future time.

     Pursuant to a letter agreement dated December 16, 1996 between OpenVision and Alex. Brown, the fees to date payable to Alex. Brown for rendering the Alex. Brown Opinion have been $600,000. In addition, OpenVision has agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses incurred in

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

connection with rendering financial advisory services, including fees and disbursements of its legal counsel. OpenVision has also agreed to indemnify Alex. Brown and its directors, officers, agents, employees and controlling persons, for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement as financial advisor. The terms of the fee arrangement with Alex. Brown, which OpenVision and Alex. Brown believe are customary in transactions of this nature, were negotiated at arm's length between OpenVision and Alex. Brown, and the OpenVision Board of Directors was aware of such arrangements.

     The Board of Directors of OpenVision retained Alex. Brown to act as its advisor based upon Alex. Brown having acted as placement agent for OpenVision's 1994 private placement of preferred stock and having served as the lead managing underwriter in OpenVision's 1996 initial public offering of common stock and based upon Alex. Brown's qualifications, reputation, experience and expertise. Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. Alex. Brown may actively trade the equity securities of OpenVision and VERITAS for its own account and for the account of its customers and accordingly may at any time hold a long or short position in such securities. Alex. Brown maintains a market in the OpenVision Common Stock and regularly publishes research reports regarding the software industry and the businesses and securities of OpenVision and other publicly traded companies in the software industry.

FEDERAL SECURITIES LAW CONSEQUENCES

     The shares of New VERITAS Common Stock to be issued in the OpenVision Merger will have been registered under the Securities Act pursuant to the Registration Statement and will be freely transferable except that shares of New VERITAS Common Stock to be received by former holders of OpenVision Common Stock who are deemed to be "affiliates" of VERITAS or OpenVision prior to the Merger (as "affiliates" is defined for purposes of Rule 145) may be resold by them only in transactions permitted by the resale provisions of Rule 145 (or Rule 144 in the case of such persons who become affiliates of the Combined Company). Persons who may be deemed to be affiliates of OpenVision or the Combined Company generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal shareholders or stockholders of such party.

     The Reorganization Agreement requires each of VERITAS and OpenVision to cause its respective affiliates to enter into agreements not to make any public sale of any New VERITAS Common Stock received upon consummation of the Merger, except in compliance with Rule 145, pursuant to another exemption from the registration requirements of the Securities Act or in a registered offering. See "CERTAIN RELATED AGREEMENTS -- Affiliate Agreements." In general, Rule 145, as currently in effect, imposes restrictions on the manner in which such affiliates may make resales of New VERITAS Common Stock and also on the number of shares of New VERITAS Common Stock that such affiliates, and others (including persons with whom the affiliates act in concert), may sell within any three-month period. These restrictions will generally apply for at least a period of one year after the Merger (or longer if the person is an affiliate of New VERITAS).

     As a condition to OpenVision's obligation to effect the Merger, New VERITAS is required to enter into the Registration Rights Agreement with Warburg, which provides that Warburg will have, subject to certain conditions, both "demand" and "piggyback" registration rights to require New VERITAS to register all or a portion of New VERITAS Common Stock received by Warburg in the Merger. See "CERTAIN RELATED AGREEMENTS -- Registration Rights Agreement."

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

NASDAQ LISTING

     The New VERITAS Common Stock will be traded on Nasdaq under the symbol "VRTS." It is a condition to the consummation of the Merger that the shares of New VERITAS Common Stock to be issued to OpenVision stockholders in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of VERITAS Common Stock and OpenVision Common Stock. This discussion is based on currently existing provisions of the Code, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to New VERITAS, VERITAS, OpenVision or VERITAS' shareholders or OpenVision's stockholders as described herein.

     Holders of VERITAS Common Stock and OpenVision Common Stock should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as stockholders or shareholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which shares of VERITAS Common Stock or OpenVision Common Stock are acquired or in which shares of New VERITAS Common Stock are disposed. Accordingly, HOLDERS OF VERITAS COMMON STOCK AND OPENVISION COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

     Subject to the limitations and qualifications referred to herein, and as a result of the Merger qualifying as a Reorganization, the following federal income tax consequences would result:

          (a) No gain or loss will be recognized by the holders of VERITAS Common Stock and OpenVision Common Stock upon the receipt of New VERITAS Common Stock solely in exchange for such shares of VERITAS or OpenVision Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares or as a result of exercising dissenters' or appraisal rights).

          (b) The aggregate tax basis of the New VERITAS Common Stock so received by holders of VERITAS Common Stock and OpenVision Common Stock in the Merger (including any fractional share of New VERITAS Common Stock not actually received) will be the same as the aggregate tax basis of the VERITAS Common Stock or OpenVision Common Stock surrendered in exchange therefor.

          (c) The holding period of the New VERITAS Common Stock so received by holders of VERITAS Common Stock or OpenVision Common Stock in the Merger will include the period for which the VERITAS Common Stock or OpenVision Common Stock surrendered in exchange therefor was considered to be held, provided that the VERITAS Common Stock or OpenVision Common Stock so surrendered is held as a capital asset at the time of the Merger.

          (d) Cash payments received by holders of OpenVision Common Stock in lieu of fractional shares will be treated as if such fractional share of New VERITAS Common Stock had been issued in the Merger and then redeemed by New VERITAS. An OpenVision stockholder receiving such cash will recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share.

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

          (e) A shareholder of VERITAS who exercises dissenters' rights or appraisal rights under California law with respect to a share of VERITAS Common Stock and receives payments for such shares in cash will recognize gain or loss measured by the difference between the amount of cash received and the shareholder's basis in such share.

          (f) Neither VERITAS nor OpenVision will recognize gain solely as a result of the Merger.

     Neither VERITAS nor OpenVision has requested a ruling from the IRS with regard to any of the federal income tax consequences of the Merger. VERITAS has received an opinion of Fenwick & West LLP and OpenVision has received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, their respective tax counsel, to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. Such opinions (collectively, the "Tax Opinions") will neither bind the IRS nor preclude the IRS from adopting a contrary position. The Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations of VERITAS and OpenVision and certain shareholders of VERITAS and certain stockholders of OpenVision, including representations in certain certificates delivered to counsel by the respective management of VERITAS and OpenVision and by certain shareholders of VERITAS and certain stockholders of OpenVision. Of particular importance are certain assumptions and representations relating to the "continuity of interest" requirement.

     To satisfy the "continuity of interest" requirement, VERITAS shareholders or OpenVision stockholders must not, pursuant to a plan or intent existing at or prior to the Merger, make any Planned Dispositions, such that the VERITAS shareholders or OpenVision stockholders, as a group, would no longer have a significant equity interest in the VERITAS or OpenVision business being conducted by New VERITAS after the Merger. VERITAS shareholders or OpenVision stockholders generally will be regarded as having a significant equity interest as long as the New VERITAS Common Stock received in the Merger (after reduction for Planned Dispositions), in the aggregate, equals in value at least 50% of the value of all the formerly outstanding VERITAS Common Stock or OpenVision Common Stock at the time of the Merger. No assurance can be made that the "continuity of interest" requirement will be satisfied, and if such requirement is not satisfied, the Merger would not be treated as a Reorganization.

     A successful IRS challenge to the Reorganization status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in a VERITAS shareholder or OpenVision stockholder recognizing gain or loss with respect to each share of VERITAS Common Stock or OpenVision Common Stock surrendered equal to the difference between the shareholder's or stockholder's basis in such share and the fair market value, as of the effective time of the Merger, of the New VERITAS Common Stock received in exchange therefor. In such event, a VERITAS shareholder's or OpenVision stockholder's aggregate basis in the New VERITAS Common Stock so received would equal its fair market value, and the VERITAS shareholder's or OpenVision stockholder's holding period for such stock would begin the day after the Merger.

     Even if the Merger qualifies as a Reorganization, a recipient of shares of New VERITAS Common Stock would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely VERITAS Common Stock or OpenVision Common Stock). Gain would also have to be recognized to the extent that a holder of VERITAS Common Stock or OpenVision Common Stock was treated as receiving (directly or indirectly) consideration other than New VERITAS Common Stock in exchange for the holder's VERITAS Common Stock or OpenVision Common Stock. All or a portion of such gain amounts may be taxable as ordinary income.

     Holders of VERITAS Options, OpenVision Stock Purchase Plan Options, OpenVision Options or OpenVision Warrants who receive options or warrants to purchase shares of New VERITAS Common Stock solely in replacement of a VERITAS Option, OpenVision Stock Purchase Plan Option, OpenVision Option or OpenVision Warrant, as applicable, at the same ratio that applies to the exchange of VERITAS Common Stock or OpenVision Common Stock, as applicable, in the Merger will not recognize gain or loss as a result of such exchange. Replacement options issued by New VERITAS will continue to be subject to the same tax treatment as the VERITAS Option, OpenVision Stock Purchase Plan Option or OpenVision Option that was exchanged, whether ISOs or NQSOs.

ACCOUNTING TREATMENT

     The Merger is structured to qualify as a pooling of interests for accounting purposes. Under this accounting treatment, the recorded assets and liabilities and the operating results of both VERITAS and OpenVision are carried forward to the combined operations of the surviving corporation at their recorded amounts. No recognition of goodwill in the combination is required of either party to the Merger. To support the treatment of the Merger as a pooling of interests, affiliates of VERITAS and OpenVision have entered into agreements imposing certain resale limitations on their stock. See "CERTAIN RELATED AGREEMENTS -- Affiliate Agreements." It is a condition to each of VERITAS' and OpenVision's obligations to consummate the Merger that, among other things, each of VERITAS and OpenVision have each received the Pooling Letter from Ernst & Young LLP, independent auditors to both VERITAS and OpenVision.

GOVERNMENTAL AND REGULATORY APPROVALS

     Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. All required filings under the HSR Act have been made and the applicable waiting period under the HSR Act has expired.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. Despite the expiration of the requisite waiting period under the HSR Act, at any time before or after the consummation of the Merger, the FTC, the Antitrust Division, state attorneys general or others could take action under antitrust laws with respect to the Merger, including seeking to enjoin consummation of the Merger, seeking to cause the divestiture of significant assets of VERITAS or OpenVision or their subsidiaries or seeking to impose conditions on the Combined Company with respect to the business operations of the combined companies. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such challenge if made, that VERITAS and OpenVision would prevail or would not be required to terminate the Reorganization Agreement, to divest certain assets, to license certain proprietary technology to third parties or to accept certain conditions in order to consummate the Merger.

APPRAISAL AND DISSENTERS' RIGHTS

     THE FOLLOWING IS A SUMMARY OF THE PROVISIONS OF CHAPTER 13 OF THE CALIFORNIA LAW, WHICH PROVIDES SHAREHOLDERS OF VERITAS WITH CERTAIN DISSENTERS' RIGHTS. ALL REFERENCES TO AND SUMMARIES OF THE RIGHTS OF DISSENTING SHAREHOLDERS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE TEXT OF CHAPTER 13 OF THE CALIFORNIA LAW, WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS APPENDIX D.

     Subject to certain conditions, Chapter 13 of the California Law grants shareholders of VERITAS who are entitled to vote, and who vote all of their shares against the Merger, the right to require VERITAS to purchase for cash at fair market value the shares of VERITAS Common Stock which qualify as Dissenting Shares. Shareholders who do not follow the statutory procedures of Chapter 13 of the California Law, however, will lose their rights to dissent from the Merger. Dissenting shareholders will have no interest in VERITAS after they surrender their certificates representing the Dissenting Shares and receive payment therefor. Surrendered shares will resume the status of authorized but unissued shares.

     If the VERITAS Merger Proposal is approved by the required vote of VERITAS shareholders, VERITAS shareholders who vote against the VERITAS Merger Proposal will generally not have appraisal rights with respect to the Merger unless (i) such shares are subject to a restriction on transfer imposed by VERITAS or any law or regulation, or (ii) demands for payment (as described below) are filed with respect to 5% or more of the outstanding shares of VERITAS Common Stock. Any shareholder entitled to vote at the VERITAS Meeting who desires to exercise dissenters' rights must vote his, her or its shares against the approval of the VERITAS Merger Proposal. In addition, the shareholder must demand in writing that VERITAS purchase such shares and pay the shareholder the fair market value of such shares in cash. The demand for payment must state the number and class of the shares held of record by the shareholder that the shareholder wants VERITAS to purchase, and shall also state what the shareholder claims to be the fair market value of the shares as of the day before the announcement of the definitive terms of the Merger, which in this case, was January 12, 1997. The statement of fair market value will constitute an offer by the shareholder to sell such shares at such price. Such demand must be received by VERITAS at its principal executive offices at 1600 Plymouth Street, Mountain View, California 94043, or by a transfer agent designated by VERITAS, not later than the date of the VERITAS Meeting. A shareholder may not withdraw a demand for payment unless VERITAS consents thereto.

     Within ten days (10) after the date of the VERITAS Meeting, VERITAS must mail to any shareholder who could qualify as possessing Dissenting Shares a Notice of Approval. VERITAS' statement of fair market value contained in the Notice of Approval will constitute an offer by VERITAS to purchase the shareholder's shares at the price stated in the Notice of Approval, provided that such shares qualify as Dissenting Shares and do not lose their status as Dissenting Shares, as outlined below.

     Within 30 days after the date on which the Notice of Approval was mailed, the shareholder must submit to VERITAS or a designated transfer agent the certificates representing any shares which the shareholder demands that VERITAS purchase. Such shares will be stamped or endorsed with a statement that the shares are Dissenting Shares or will be exchanged for share certificates so stamped or endorsed.

     If a dissenting shareholder and VERITAS agree that the shares are Dissenting Shares and agree upon the price of the shares, VERITAS will pay the dissenting shareholder the agreed price with interest at the legal rate on judgments from the date of such agreement, within 30 days after the date of the agreement or within 30 days after any statutory or contractual conditions to the Merger are satisfied, whichever is later. If VERITAS denies that the shares are Dissenting Shares, or VERITAS and the shareholder fail to agree upon the fair market value of the Dissenting Shares, then the shareholder or VERITAS may seek a court determination of whether the shares are Dissenting Shares, the fair market value of the Dissenting Shares, or both. The shareholder may intervene in any action pending on such a complaint. The shareholder or VERITAS must file a complaint or intervene in a pending action within six months after the date on which the Notice of Approval was mailed. In determining the fair market value of the Dissenting Shares, the court may, but is not required to, appoint one or more appraisers. If the court appoints appraisers it may accept the appraisers' valuation or make its own determination of the fair market value of the Dissenting Shares and enter judgment accordingly. Any party may appeal from the judgment. The costs of the action, including reasonable compensation for the appraisers, shall be assessed as the court considers equitable, but if the judgment exceeds the amount offered by VERITAS, VERITAS shall pay such costs (including, in the court's discretion, attorneys' fees, fees of expert witnesses, and interest at the legal rate on judgments from the date of the shareholder's compliance with the foregoing procedures for demanding payment of Dissenting Shares if the value awarded by the court is more than 125% of the amount VERITAS states as the fair market value in the Notice of Approval). The shareholder may recover the amount the court determines to be the fair market value of each Dissenting Share multiplied by the number of Dissenting Shares VERITAS must purchase, with interest thereon at the legal rate from the date of judgment. The judgment is payable only upon endorsement and delivery to VERITAS of the certificates for the shares described in the judgment.

     Dissenting Shares may lose their status as Dissenting Shares and the dissenting shareholder will cease to be entitled to require VERITAS to purchase such shares if (i) the parties abandon the Merger, (ii) the shareholder transfers the shares before submitting them to VERITAS or the designated transfer agent, (iii) the shareholder withdraws the demand that VERITAS purchase the Dissenting Shares, or (iv) if VERITAS and the shareholder do not agree on the status of the shares as Dissenting Shares or upon the fair market value of such shares and neither has filed a court petition as set forth above within six months after the mailing of the Notice of Approval.

     A vote in favor of the Merger constitutes a waiver of dissenters' rights under Chapter 13 of the California Law. Furthermore, a vote against approval of the Merger does not satisfy the requirement of a written demand for payment or the other actions required by Chapter 13 to perfect dissenters' rights. Such written demand for payment must be in addition to and separate from any proxy regarding the Merger. FAILURE TO FOLLOW THE PROVISIONS OF CHAPTER 13 OF THE CALIFORNIA LAW WILL RESULT IN A LOSS OF ALL DISSENTERS' RIGHTS.

     Under Delaware Law, OpenVision stockholders are not entitled to dissenters' or appraisal rights with respect to the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of the VERITAS Board, the OpenVision Board, the management of VERITAS and the management of OpenVision, respectively, have certain interests in the Merger that are different from, or in addition to, the interests in the Merger of VERITAS shareholders and OpenVision stockholders generally. These certain interests include:

     Pursuant to the Reorganization Agreement, all of the then current directors of VERITAS, as well as Geoffrey Squire, the President and a director of OpenVision, and William Janeway, a director of OpenVision, will become directors of New VERITAS. Certain executive officers of VERITAS and certain executive officers of OpenVision will become executive officers of New VERITAS. See "MANAGEMENT OF THE COMBINED COMPANY."

     Pursuant to the terms of a letter agreement dated December 1, 1996, VERITAS retained Steven Brooks, a member of its Board of Directors, to provide financial advisory services in connection with the Merger, including the provision of assistance with regard to the evaluation of the Merger and the determination of the terms of the Merger, the negotiation of a definitive agreement, the conduct of due diligence and the development of a transition implementation plan following completion of the Merger. The letter agreement provides for the payment to Mr. Brooks of a $20,000 retainer fee, incremental payments of $20,000 per month until the Closing, and a fee of $400,000, less all amounts previously paid, upon Closing. The agreement further provides for the reimbursement of reasonable out of pocket expenses incurred by Mr. Brooks and the indemnification of Mr. Brooks for any liabilities caused by, arising out of or relating to his engagement as a consultant, other than liabilities resulting from the willful misconduct of Mr. Brooks. The VERITAS Board determined to retain Mr. Brooks as its financial advisor in connection with the Merger due to the fact that Mr. Brooks had provided advisory services to VERITAS in the past in relation to other potential acquisition proposals, before Mr. Brooks became a member of the VERITAS Board, and VERITAS desired to obtain his assistance in structuring and negotiating the terms of the Merger. The amount of Mr. Brooks' fees was negotiated by VERITAS management and Mr. Brooks and was approved by all of the members of the VERITAS Board (with Mr. Brooks abstaining from such approval).

     New VERITAS and Warburg will enter into the Nomination Agreement and the Registration Rights Agreement. William Janeway is a Managing Director of Warburg and will be a member of the New VERITAS Board of Directors. See "CERTAIN RELATED AGREEMENTS -- Nomination Agreement" and "-- Registration Rights Agreement" for a description of the material terms of such agreements.

     In connection with the Merger, New VERITAS will enter into a Key Employee Agreement with Jay A. Jones, a Vice President and General Counsel of OpenVision, pursuant to which Mr. Jones shall receive a base salary, options to purchase shares of New VERITAS Common Stock, reimbursement of relocation expenses up to a maximum of $41,000, and a loan in the amount of $200,000 which shall be secured by 9,000 shares of New VERITAS Common Stock). In addition, the agreement shall provide that in the event that Mr. Jones is terminated prior to the first anniversary of the agreement as a result of involuntary termination (as defined in the agreement), Mr. Jones will receive (i) a severance payment equal to 50% of his base salary plus 50% of his maximum target bonus; (ii) six months of continued health benefits; and (iii) a six-month consulting arrangement.

     OpenVision and New VERITAS intend to enter into a Severance and Consulting Agreement with Michael J. Fields, Chairman of the Board of OpenVision, to be effective as of the Effective Time. Mr. Fields will resign as Chairman of the Board of OpenVision and will not assume a position as a director or officer of New VERITAS. New VERITAS has agreed to make a lump sum severance payment to Mr. Fields of $333,333 and provide him with benefits for a period of one year. The terms of this agreement have not been finalized. See "RISK FACTORS -- Risks Relating to the Merger -- Interests of Certain Persons in the Merger."

                          THE REORGANIZATION AGREEMENT

     The following is a brief summary of the material provisions of the Reorganization Agreement, a copy of which is attached as Appendix A-1 to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full and complete text of the Reorganization Agreement.

THE MERGERS

     Pursuant to the Reorganization Agreement and subject to the terms and conditions thereof, VERITAS will be reincorporated in Delaware and OpenVision Merger Sub will be merged with and into OpenVision with OpenVision becoming a wholly-owned subsidiary of New VERITAS.

     Subject to the terms and conditions of the Reorganization Agreement, the Closing will take place at a time to be mutually agreed upon by VERITAS and OpenVision, which date shall be as soon as practicable after the VERITAS Meeting and the OpenVision Meeting and, in any event, no later than the third business day after all conditions to Closing thereunder are satisfied or waived. The Mergers will become effective upon both the filing of a certificate of merger with the Secretary of State of the State of Delaware with respect to the OpenVision Merger and the filing of a certificate of merger with the Secretary of State of the State of California and the Secretary of State of the State of Delaware with respect to the VERITAS Merger. The date on which the Mergers have both become effective is referred to as the Effective Time.

MERGER CONSIDERATION

  Conversion of Shares

     Upon the consummation of the Merger, each then outstanding share of VERITAS Common Stock will represent one share of New VERITAS Common Stock and each outstanding share of OpenVision Common Stock and Class B Stock will automatically be converted into a fraction of a share of New VERITAS Common Stock equal to the Exchange Ratio. No fractional shares of New VERITAS Common Stock will be issued in exchange for OpenVision securities. Instead, each OpenVision stockholder who would otherwise be entitled to receive a fraction of a share of New VERITAS Common Stock will receive an amount of cash (rounded to the nearest whole cent) equal to the per share market value of VERITAS Common Stock (based on the average closing sale prices of Common Stock as quoted on Nasdaq on the ten-day trading period prior to the Closing) multiplied by the fraction of the share of New VERITAS to which the stockholder would otherwise be entitled. As of March 20, 1997, an aggregate of 15,521,643 and 3,247,142 shares of OpenVision Common Stock and Class B Stock, respectively, were outstanding. Based on the capitalization of OpenVision as of such date and assuming an Exchange Ratio of 0.346, approximately 6,493,400 shares of New VERITAS Common Stock would be issued in exchange for outstanding shares of OpenVision Common Stock and Class B Stock. Shareholders of VERITAS and stockholders of OpenVision will own shares of New VERITAS Common Stock representing approximately 67% and 33%, respectively, of the shares of New VERITAS Common Stock outstanding immediately after consummation of the Merger.

  Conversion of Options, Stock Purchase Plan Options and Warrants

     Upon consummation of the Merger, each outstanding VERITAS Option will represent an option to purchase an equivalent number of shares of New VERITAS Common Stock at an exercise price equal to that of such VERITAS Option. As of March 20, 1997, there were outstanding options to purchase an aggregate of 1,771,806 shares of VERITAS Common Stock. Each outstanding OpenVision Option and OpenVision Warrant will be assumed by New VERITAS and converted into an option or warrant, as applicable, to purchase a number of shares of New VERITAS Common Stock determined by multiplying the number of shares of OpenVision Common Stock subject to the OpenVision Option or OpenVision Warrant, as applicable, by the Exchange Ratio at an exercise price equal to the exercise price of the OpenVision Option or OpenVision Warrant, as applicable, at the time of the Merger divided by the Exchange Ratio, rounded up to the nearest cent. The number of shares of New VERITAS Common Stock subject to the converted OpenVision Option or OpenVision Warrant will be rounded down to the nearest whole share and no cash will be paid for any fractional shares. In addition, each OpenVision Stock Purchase Plan Option will be assumed and converted into a right to purchase shares of the New VERITAS Common Stock on the same terms as set forth in the ESPP, except that the "fair market value" of the New VERITAS Common Stock subject to purchase pursuant to the ESPP (A) on the first day of an "offering period" shall be the quotient resulting from the division of the last sale price of OpenVision Common Stock on the trading day immediately prior to such date by the Exchange Ratio and, (B) on the last day of any "purchase period" under the ESPP shall be the last sale price of the New VERITAS Common Stock on the trading day immediately prior to such date. All other terms of each VERITAS Option, OpenVision Option and OpenVision Warrant will otherwise be unchanged.

     As of March 20, 1997, 2,823,278 and 12,500 shares of OpenVision Common Stock were issuable upon exercise of the OpenVision Options and OpenVision Warrants, respectively. Assuming that the same number of shares of OpenVision Common Stock are subject to such securities upon consummation of the Merger, and the same number of OpenVision Options and OpenVision Warrants are outstanding and also assuming an Exchange Ratio of 0.346, approximately 976,854 and 4,325 shares of New VERITAS Common Stock will be issuable upon exercise of assumed OpenVision Options and OpenVision Warrants, respectively.

  Exchange of Shares

     Holders of VERITAS Common Stock need not exchange certificates representing such shares, which from and after the Effective Time, will be deemed to represent an equivalent number of shares of New VERITAS Common Stock.

     As soon as practicable after the Effective Time, the Exchange Agent will mail to the registered holders of OpenVision Common Stock as of the Effective
Date: (i) a Letter of Transmittal and (ii) instructions for use of the Letter of Transmittal in effecting the surrender of OpenVision stock certificates in exchange for certificates representing New VERITAS Common Stock. Upon surrender of a stock certificate to the Exchange Agent for exchange, together with a duly executed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent or New VERITAS, the holder of such certificate shall be entitled to receive in exchange therefor a certificate representing the whole number of shares of New VERITAS Common Stock that such holder has the right to receive. No fractional shares of New VERITAS Common Stock will be issued in connection with the Merger and no certificates for any such fractional shares will be issued. See "THE REORGANIZATION AGREEMENT -- Merger Consideration."

     If any stock certificate has been lost, stolen or destroyed, New VERITAS, VERITAS or OpenVision may require the owner of such lost, stolen or destroyed stock certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, New VERITAS, VERITAS or OpenVision with respect to stock certificate.

     HOLDERS OF VERITAS COMMON STOCK SHOULD NOT SURRENDER THEIR SHARE CERTIFICATES.

     HOLDERS OF OPENVISION COMMON STOCK SHOULD NOT SURRENDER THEIR SHARE CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

     At the Effective Time, (i) all shares of VERITAS Common Stock outstanding immediately prior to the Effective Time will be deemed to represent shares of New VERITAS Common Stock and all shares of OpenVision Common Stock outstanding immediately prior to the Effective Time will automatically be canceled and will cease to exist, and all holders of certificates representing shares of OpenVision Common Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of OpenVision, and (ii) the stock transfer books of OpenVision will be closed with respect to all shares of OpenVision Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of OpenVision Common Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, an OpenVision stock certificate is presented to the Exchange Agent (or to New VERITAS, VERITAS or OpenVision), such stock certificate will be canceled and will be exchanged as provided above.

STOCK OPTION AND BENEFIT PLANS

     Upon consummation of the Merger, the VERITAS Plans will be assumed and continued by New VERITAS and the OpenVision Plans will terminate, except that, as described above in "-- Merger Consideration," each outstanding option under the OpenVision Plans, as well as any individual non-plan options of OpenVision, will be assumed and converted into an option to purchase New VERITAS Common Stock. Also upon consummation of the Merger, the OpenVision Stock Purchase Plan Options will be assumed by New VERITAS and converted into a right to purchase shares of New VERITAS Common Stock on the same terms as set forth in the ESPP, except that the "fair market value" of the New VERITAS Common Stock subject to purchase pursuant to the ESPP (A) on the first day of an "offering period" shall be the quotient resulting from the division of the last sale price of OpenVision Common Stock on the last trading day immediately prior to such date by the Exchange Ratio, and (B) on the last day of any purchase period under the ESPP shall be the last sale price of the New VERITAS Common Stock on the trading day immediately prior to such date. No new offering periods will be commenced under the ESPP following the Merger. See "ADDITIONAL MATTER FOR CONSIDERATION OF OPENVISION STOCKHOLDERS." In addition, the VERITAS Plans, as proposed to be amended, will be assumed and continued by New VERITAS see "ADDITIONAL MATTERS FOR CONSIDERATION OF VERITAS SHAREHOLDERS." A vote in favor of the VERITAS Merger Proposal and the OpenVision Merger Proposal will be deemed to constitute approval of the assumption and conversion of the OpenVision Stock Purchase Plan Options and the assumption and continuation of the VERITAS Plans.

     The OpenVision employee plans and OpenVision benefit arrangements that are in effect at the date of the Reorganization Agreement shall, to the extent practicable, remain in effect until OpenVision employees are allowed to participate in comparable VERITAS employee plans and VERITAS benefit arrangements. New VERITAS is obligated to use reasonable efforts to arrange that, as soon as practicable after the Effective Time, the VERITAS benefit arrangements and VERITAS employee plans provide the same or a comparable benefit or plan to each employee of OpenVision as is provided to VERITAS' employees who are similarly situated and such VERITAS benefit arrangements and VERITAS employee plans shall give full credit for each participant's period of service with OpenVision and each ERISA Affiliate of OpenVision prior to the Effective Time. From and after the Effective Time, New VERITAS is obligated to provide all employees of OpenVision and its ERISA Affiliates with the opportunity to participate in any employee stock option or other incentive compensation plan of New VERITAS and its ERISA Affiliates on substantially the same terms and subject to substantially the same conditions as are available to similarly situated employees of VERITAS.

CONDITIONS TO THE MERGER

     The obligations of either OpenVision or New VERITAS and VERITAS to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction of a number of conditions, including: (i) the accuracy of the representations and warranties of the other party contained in the Reorganization Agreement except for any inaccuracies which, individually or in the aggregate, have not resulted in, nor reasonably would be expected to result in liabilities amounting in the aggregate to in excess of $5.0 million or, that have not substantially impaired nor reasonably would be expected to substantially impair, the other party's ability after the Closing to continue to develop, produce, sell and distribute the products and services that are material to its business in substantially the same manner as it had prior to the execution of the Reorganization Agreement;
(ii) compliance in all material respects with their respective covenants contained in the Reorganization Agreement; (iii) the absence of a Substantial Material Adverse Change with respect to the other party since the date of the Reorganization Agreement; (iv) the absence of any order, decree or ruling by any governmental agency which would prohibit or render illegal the transactions contemplated by the Reorganization Agreement; (v) the other party shall have obtained on or before the Closing, the permits, authorizations, written consents, assignments, waivers, authorizations, and other certificates required to be obtained pursuant to the Reorganization Agreement; (vi) the Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop-order or proceedings seeking a stop-order and the Joint Proxy Statement/Prospectus shall on the Closing not be subject to any proceedings commenced or overtly threatened by the Commission; (vii) each party shall have received an opinion of counsel from counsel to the other party; (viii) the principal terms of the Reorganization Agreement and the Merger shall have been approved and adopted by both the VERITAS shareholders and OpenVision stockholders and holders of no more than 5% of the outstanding shares of VERITAS Common Stock shall be eligible to exercise dissenter's rights; (ix) no temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any federal or state court which remains in effect; (x) receipt of satisfactory tax opinions from each party's respective counsel; (xi) the New VERITAS Board shall have taken appropriate action to appoint Geoffrey W. Squire and William H. Janeway to the Board of Directors of New VERITAS effective upon the Effective Time; (xii) receipt from Ernst & Young LLP of the Pooling Letter; (xiii) the New VERITAS Common Stock to be issued in the Merger shall have been approved for quotation on Nasdaq, subject to notice of issuance; and (xiv) VERITAS Merger Sub and OpenVision Merger Sub shall be duly organized, validly existing and in good standing and such corporations shall not have engaged in any business activities during the period from incorporation to the Closing.

     Pursuant to the terms of the Reorganization Agreement, any of the conditions to the obligations of OpenVision, on the one hand, and VERITAS and New VERITAS, on the other, may be waived by VERITAS or OpenVision, respectively. However, neither VERITAS nor OpenVision intend to waive any condition that would prevent the Merger from being treated as a Reorganization and accounted for as a pooling of interests.

REPRESENTATIONS AND WARRANTIES

     The Reorganization Agreement contains certain representations and warranties, including without limitation, representations and warranties by VERITAS and New VERITAS, on the one hand and OpenVision on the other hand, as to: (i) due organization, good standing and subsidiaries; (ii) capital structure; (iii) corporate authority and related agreements, no conflicts with charter documents and certain agreements and governmental consents; (iv) filings with the Commission and financial statements; (v) the accuracy of information supplied for this Joint Proxy Statement/Prospectus; (vi) compliance with applicable laws; (vii) litigation; (viii) ERISA and other compliance; (ix) absence of undisclosed liabilities; (x) absence of certain changes or events;
(xi) certain contracts and agreements of each of the parties; (xii) no defaults under contracts or agreements; (xiii) certain agreements with respect to benefits; (xiv) taxes; (xv) intellectual property; (xvi) fees and expenses relating to the Merger; (xvii) insurance; (xviii) ownership of property; (xix) environmental matters; (xx) interested party transactions; (xxi) Board of Directors' approval; (xxii) shareholder and stockholder vote required; (xxiii) disclosure of all material information; (xxiv) operations of New VERITAS, VERITAS Merger Sub and OpenVision Merger Sub prior to the Effective Time; and
(xxv) fairness opinions issued by financial advisors.

COVENANTS

     Pursuant to the Reorganization Agreement, OpenVision, on the one hand, and VERITAS and New VERITAS, on the other hand, have agreed to various customary covenants, including that from the period from January 13, 1997 until the Effective Time; (i) each party will promptly advise the other in writing, (a) of any event that would reasonably be likely to render any representation or warranty of OpenVision or VERITAS, as the case may be, contained in the Reorganization Agreement, untrue or inaccurate in any material respect, (b) of any event that would reasonably be likely to have a material adverse effect (as defined in the Reorganization Agreement) on OpenVision or VERITAS or New VERITAS, and (c) of any material breach by the other of any covenant or agreement contained in the Reorganization Agreement; (ii) each party will use its best efforts (a) to carry on and preserve its business and its relationships with customers, suppliers, employees and others in substantially the same manner as it has prior to the date of the Reorganization Agreement, and (b) to execute on its existing operating plan through the date of the Closing; (iii) each party will continue to conduct its business and maintain its business relationships in the ordinary and usual course of business; and (iv) each party will allow each other and its agents reasonable access to its files, books, records, technology and offices.

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

     In addition, each of OpenVision, on the one hand, and VERITAS and New VERITAS, on the other, have agreed that, during the period from January 13, 1997 until the Effective Time, it or they will not, without the prior consent of the other party, (i) borrow any money except for amounts that are not, in the aggregate, material to the consolidated financial condition of such party; (ii) enter into any transaction not in the ordinary course of its business; (iii) encumber or permit to be encumbered any of its assets except in the ordinary course of its business consistent with past practice and to an extent which is not material; (iv) dispose of any of its assets except in the ordinary course of business, consistent with past practice; (v) enter into any material lease or contract for the purchase or sale or license of any property, real or personal, except in the ordinary course of business, consistent with past practice; (vi) fail to maintain its equipment and other assets in good working condition and repair (subject to ordinary wear and tear); (vii) pay or make any commitment to pay any bonus, increased salary or special remuneration to any officer, employee or consultant (except for bonuses and salary increases in amounts consistent with past practices) or enter into or vary the terms of any employment, consulting or severance agreement with any such person, pay any severance or termination pay (other than payments in amounts consistent with past practice or made in accordance with plans or agreements existing on the date of the Reorganization Agreement), grant any stock option (except for normal grants to employees consistent with past practices) or issue any restricted stock, or enter into or modify certain agreements or plans or increase certain benefits;
(viii) except as required by GAAP, change accounting methods; (ix) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock (other than pursuant to arrangements with terminated employees or consultants in the ordinary course of business, consistent with past practice); (x) amend or terminate any contract, agreement or license to which it is a party except those amended or terminated in the ordinary course of its business, consistent with past practice, and which are not material in amount or effect; (xi) with certain exceptions, lend any amount to any person or entity; (xii) guarantee or act as a surety for any obligation except for obligations of certain subsidiaries in amounts that are not material to the consolidated financial condition of the company; (xiii) waive or release any right or claim except for the waiver or release of non-material claims in the ordinary course of business, consistent with past practice, or the waiver or release of rights or claims previously disclosed; (xiv) issue or sell any shares of its capital stock of any class (except upon the exercise of an option, stock purchase right or warrant currently outstanding or permitted to be granted under (vii)), or any other of its securities, or issue or create any warrants, obligations, subscriptions, options (except as expressly permitted under (vii)), convertible securities or other commitments to issue shares of capital stock, or accelerate the vesting or change any other term of any outstanding option or other security; (xv) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization or agreement affecting the number or rights of outstanding shares of its capital stock of any class or affecting any other of its securities; (xvi) merge, consolidate or reorganize with, or acquire any entity, except as previously disclosed; (xvii) amend its respective Certificate or Articles of Incorporation or Bylaws; (xviii) license any intellectual property except in the ordinary course of business, consistent with past practice, or grant any exclusive rights, subject to certain exceptions, or agree to perform any development projects with respect to intellectual property; (xix) agree to any audit assessment by any tax authority; (xx) materially change any insurance coverage or issue any certificates of insurance except in the ordinary course of business, consistent with past practice; (xxi) take any action, or permit any action within its control, which would (a) prevent the Merger from qualifying as a Reorganization, (b) prevent the Merger from qualifying for accounting purposes as a pooling of interests, or (c) result in a failure to maintain the trading of OpenVision or VERITAS Common Stock on Nasdaq; or (xxii) provide or publish to their shareholders or stockholders any material which might constitute an unauthorized "prospectus" within the meaning of the Securities Act.

     The Reorganization Agreement also contains certain additional covenants of the parties including covenants relating to: (i) the preparation and filing of the Registration Statement; (ii) VERITAS' and OpenVision's obligations with respect to the VERITAS Meeting and OpenVision Meeting, as applicable; (iii) regulatory approvals; (iv) consents; (v) indemnification of officers and directors; (vi) actions regarding "pooling of interests" accounting for the Merger; (vii) subject to certain limitations, the preparation and filing of notices, obtaining consents, removal of restraints, injunctions and other impediments to the Merger and filings with governmental bodies, agencies, officials or authorities and other third parties; (viii) press releases,

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

public statements and other disclosures regarding the Merger, the Reorganization Agreement and the transactions contemplated thereby; (ix) Affiliate Agreements;
(x) tax opinion representations; (xi) Voting Agreements; (xii) preparation, filing and amendments to this Joint Proxy Statement/Prospectus; (xiii) qualification of the New VERITAS Common Stock under applicable state "blue sky" laws; (xiv) delivery of the Pooling Letter and a letter from Ernst & Young LLP with respect to the Registration Statement; and (xv) VERITAS and OpenVision employee benefit arrangements.

     VERITAS and OpenVision have also agreed to use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by the Reorganization Agreement.

NON-SOLICITATION

     Pursuant to the Reorganization Agreement, OpenVision has agreed that it will not, directly or indirectly, (i) solicit or initiate discussions, or, except to the extent that OpenVision has received a Superior Proposal engage in negotiations with any person or take any other action intended, designed or reasonably likely to facilitate the efforts of any person, other than VERITAS and New VERITAS, relating to a Third Party Acquisition, (ii) except to the extent that OpenVision has received a Superior Proposal, and provided that OpenVision has required the party submitting the Superior Proposal to execute a non-disclosure agreement, provide non-public information with respect to OpenVision or certain subsidiaries of OpenVision to any person, other than VERITAS and New VERITAS, relating to a Third Party Acquisition, (iii) enter into an agreement with any person, other than VERITAS and New VERITAS, providing for a Third Party Acquisition, or (iv) except to the extent that OpenVision has received a Superior Proposal, make or authorize any statement, recommendation or solicitation in support of a Third Party Acquisition.

     If OpenVision or its subsidiaries receives any Superior Proposal, OpenVision is obligated to, as promptly as practicable, (i) notify VERITAS or New VERITAS thereof, including information as to the identity of the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and (ii) provide VERITAS or New VERITAS with the same information (if any) OpenVision provides to the party making the Superior Proposal. Subject to the terms of the Reorganization Agreement, there is nothing to prevent the OpenVision Board, if OpenVision has received a Superior Proposal, from recommending such Superior Proposal to OpenVision's stockholders, if the OpenVision Board determines that such action is required by its fiduciary duties under applicable law. In such case, the OpenVision Board may withdraw or modify its recommendation concerning the approval of the Reorganization Agreement and the Merger.

INDEMNIFICATION

     The Certificate of Incorporation and Bylaws of the OpenVision Surviving Corporation and the Articles of Incorporation and Bylaws of the VERITAS Surviving Corporation are required to contain provisions with respect to indemnification and limitation of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of OpenVision or Articles of Incorporation or Bylaws of VERITAS, as applicable, on the date of the Reorganization Agreement, which provisions are not permitted to be amended, repealed or otherwise modified for a period of ten years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of VERITAS or OpenVision, as applicable, unless such modification is required by law.

     From and after the Effective Time, New VERITAS and the VERITAS Surviving Corporation or the OpenVision Surviving Corporation, as the case may be, are required to honor, in all respects, all of the indemnity agreements entered into prior to the Effective Time hereof by VERITAS or OpenVision, as applicable, with their respective officers and directors, whether or not such persons continue in their positions with New VERITAS or the VERITAS Surviving Corporation or the OpenVision Surviving Corporation, as applicable, following the Effective Time. Following the Effective Time, VERITAS' form of indemnification agreement shall be adopted as the form of indemnification agreement for New VERITAS, the VERITAS Surviving Corporation and the OpenVision Surviving Corporation and all continuing officers and directors of

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

New VERITAS, the VERITAS Surviving Corporation or the OpenVision Surviving Corporation, as applicable, shall be afforded the opportunity to enter into such indemnification agreement, and shall be covered by such directors' and officers' liability insurance policies as New VERITAS shall have in effect from time to time.

     After the Effective Time, New VERITAS and the VERITAS Surviving Corporation or the OpenVision Surviving Corporation, as applicable, will, jointly and severally, to the fullest extent permitted under applicable law, indemnify and hold harmless, each Indemnified Party against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of VERITAS or OpenVision, as applicable, arising out of or pertaining to the transactions contemplated by the Reorganization Agreement for a period of six years after the date of the Reorganization Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (a) any counsel retained for the defense of the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to the Indemnified Parties, (b) after the Effective Time, the VERITAS Surviving Corporation or the OpenVision Surviving Corporation, as applicable, will pay the reasonable fees and expenses of such counsel promptly after statements therefor are received, and (c) the VERITAS Surviving Corporation or OpenVision Surviving Corporation, as applicable, will cooperate in the defense of any such matter; provided, however, that the VERITAS Surviving Corporation or OpenVision Surviving Corporation, as applicable, will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims. The Indemnified Parties as a group may be defended by only one law firm (in addition to local counsel) with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

     Until the sixth anniversary of the Effective Time, and subject to certain limitations, New VERITAS will cause each of the VERITAS Surviving Corporation and the OpenVision Surviving Corporation to use its commercially reasonable efforts to maintain in effect, for the benefit of the persons currently covered by the current directors' and officers' liability insurance policies of VERITAS or OpenVision, as applicable, with respect to acts or omissions occurring prior to the Effective Time, directors' and officers' liability insurance policy with comparable coverage to the policies of VERITAS and OpenVision, as applicable.

TERMINATION

     The Reorganization Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of VERITAS or stockholders of OpenVision:

          (i) by mutual written agreement of OpenVision and VERITAS;

          (ii) by OpenVision or VERITAS, if there has been a breach by VERITAS or New VERITAS (in the case of a termination by OpenVision) or OpenVision (in the case of a termination by VERITAS) of any representation or warranty set forth in the Reorganization Agreement on the part of the other party and which breach remains uncured for 10 business days following written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured), and, as a result of such breach, the representations and warranties of the other party would not be true and accurate on and as of the Closing except, in all such cases, where such breaches, individually or in the aggregate, have not resulted in, nor reasonably would be expected to result in, liabilities amounting in the aggregate to in excess of $5.0 million or, have not substantially impaired, nor reasonably would be expected to substantially impair, the other party's ability after the Closing to continue to develop, produce, sell and distribute the products and services that are material to such party's business in substantially the same manner as it has prior to the date of the Reorganization Agreement;

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

          (iii) by OpenVision or VERITAS, if there has been a breach by VERITAS or New VERITAS (in the case of a termination by OpenVision) or OpenVision (in the case of a termination by VERITAS) of any covenant or agreement set forth in the Reorganization Agreement on the part of the other party and as a result of such breach, the other party shall not have complied in all material respects with all of its covenants to be complied with by it prior to the Closing, and which breach remains uncured for 10 business days following written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured);

          (iv) by VERITAS or OpenVision, if all the conditions for Closing the Merger shall not have been satisfied or waived on or before the Final Date other than as a result of a breach of the Reorganization Agreement by the terminating party;

          (v) by VERITAS or OpenVision, if a permanent injunction or other order by any federal or state court which would make illegal or otherwise restrain or prohibit the consummation of the Merger shall have been issued and shall have become final and nonappealable;

          (vi) by VERITAS or OpenVision, upon an OpenVision Stockholder
     Rejection;

          (vii) by VERITAS or OpenVision, upon a VERITAS Shareholder Rejection;

          (viii) by VERITAS, if (a) the OpenVision Board recommends a Superior Proposal or withdraws or modifies in any manner adverse to the consummation of the Merger, its unanimous recommendation to the OpenVision stockholders that they approve the Merger, or (b) the Pooling Letter cannot be delivered for any reason related to OpenVision;

          (ix) by OpenVision, if (a) the VERITAS Board withdraws, or changes in any manner adverse to the consummation of the Merger, its unanimous recommendation to the VERITAS shareholders that they approve the Merger, or
     (b) the Pooling Letter cannot be delivered for any reason related to VERITAS; or

          (x) by OpenVision, if the average closing price of VERITAS Common Stock over the ten trading days immediately preceding the date of the VERITAS Meeting is less than $33.00 per share.

     To the extent that OpenVision is entitled to terminate the Reorganization Agreement as a result of the average closing price of VERITAS Common Stock being less than $33.00 per share over the 10 trading days immediately preceding the date of the VERITAS Meeting, the OpenVision Board, in the exercise of its fiduciary duties, will determine at that time whether to exercise the termination right. The OpenVision Board's determination will be made in light of the facts and circumstances existing at that time, including stock market conditions for technology companies and recent financial performances of OpenVision and VERITAS, and will take into account the potential benefits of the Merger and the potential negative factors described under "THE MERGER -- Reasons for the Merger," as well as any recent developments affecting such benefits and factors, plus any new events or developments that the OpenVision Board deems relevant to its determination in the exercise of its fiduciary duties.

     It is not anticipated that proxies of either party's shareholders will be resolicited in the event that either party becomes entitled to exercise a right to terminate pursuant to the Reorganization Agreement.

EXPENSES AND TERMINATION FEES

     If the Merger is consummated, the Combined Company will bear all costs and expenses in connection with the Reorganization Agreement and the transactions provided for therein. If the Merger is not consummated, each of OpenVision and VERITAS will bear its own costs and expenses with respect to the Reorganization Agreement and the transactions contemplated thereby, provided that OpenVision and VERITAS shall share equally all fees and expenses, other than attorneys', accountants'; and financial advisors' fees incurred in connection with the printing and filing of the Registration Statement and this Joint Proxy Statement/Prospectus.

     If the Reorganization Agreement is terminated by OpenVision as a result of
(i) a VERITAS Shareholder Rejection, or (ii) the VERITAS Board withdrawing or changing, in any manner adverse to the consummation of the Merger, its unanimous recommendation to the VERITAS shareholders that they

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

approve the VERITAS Merger Proposal, VERITAS will be required to pay OpenVision a fee in the amount of $10.0 million.

     If the Reorganization Agreement is terminated by VERITAS as a result of (i) the acceptance, approval or recommendation to the stockholders of OpenVision by the OpenVision Board, of a Superior Proposal, (ii) an OpenVision Stockholder Rejection, or (iii) the OpenVision Board withdraws or modifies in any manner adverse to the consummation of the Merger, its unanimous recommendation to the OpenVision stockholders that they approve the OpenVision Merger Proposal, OpenVision would be required to pay VERITAS a fee in the amount of $10.0 million.

NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES

     None of the representations and warranties of VERITAS, New VERITAS or OpenVision contained in the Reorganization Agreement or in any certificate delivered pursuant to the Reorganization Agreement will survive the Merger.

AMENDMENT; WAIVER

     The Reorganization Agreement may be amended by VERITAS and OpenVision at any time before or after adoption and approval of the Reorganization Agreement by the shareholders of VERITAS and stockholders of OpenVision. However, after any such adoption and approval of the Reorganization Agreement and the Merger, no amendment may be made which by law requires further approval of the shareholders of VERITAS or stockholders of OpenVision without the further approval of such shareholders or stockholders. The Reorganization Agreement may not be amended except by an instrument in writing signed on behalf of the party or the parties to be bound by such amendment. No waiver under the Reorganization Agreement will be effective unless it is expressly set forth in a written instrument duly executed and delivered on behalf of the party or parties against whom the enforcement of such waiver is being sought.

                           CERTAIN RELATED AGREEMENTS

AFFILIATE AGREEMENTS

     To help ensure that the Merger will be accounted for as a "pooling of interests" and treated as a Reorganization the VERITAS Affiliates and OpenVision Affiliates have entered into the Affiliate Agreements which prohibit such persons from disposing of their shares (i) during the 30-day period prior to the Closing, and (ii) until the Combined Company publicly releases its first report including the combined financial results of VERITAS and OpenVision covering a period of at least 30 days of "combined operations," as defined by the Commission. Pursuant to the Affiliate Agreements, the OpenVision Affiliates and VERITAS Affiliates have also acknowledged the resale restrictions imposed by Rule 145 on shares received by them in the Merger and have made certain representations pertaining to the "continuity of interest" requirements for a Reorganization.

VOTING AGREEMENTS

     Pursuant to (i) the VERITAS Voting Agreements, each of Mark Leslie (who beneficially owns 525,324 shares of VERITAS Common Stock and is the President and Chief Executive Officer of VERITAS), Fred van den Bosch (who beneficially owns 163,017 shares of VERITAS Common Stock and who is the Senior Vice President of Engineering and a director of VERITAS), Fred Crary (who beneficially owns 15,713 shares of VERITAS Common Stock and who is the Vice President of Sales of VERITAS), Peter Levine (who beneficially owns 56,554 shares of VERITAS Common Stock and is the Vice President of Marketing of VERITAS), Joseph Rizzi (who beneficially owns 51,648 shares of VERITAS Common Stock and is a director of VERITAS), Roel Pieper (who beneficially owns 7,499 shares of VERITAS Common Stock and is a director of VERITAS) and Steven Brooks (who beneficially owns 6,500 shares of VERITAS Common Stock and is a director of VERITAS) (collectively, such VERITAS shareholders beneficially own in the aggregate approximately 5.94% of the shares of outstanding VERITAS Common Stock) have agreed with OpenVision, and (ii) the OpenVision Voting Agreements, each of Michael Fields (who beneficially owns

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

513,007 shares of OpenVision Common Stock and is the Chairman of OpenVision), Geoffrey Squire (who beneficially owns 803,750 shares of OpenVision Common Stock and is the President and Chief Executive Officer of OpenVision) and Warburg (who beneficially owns 7,232,275 shares of OpenVision Common Stock, and 3,247,142 shares of Class B Stock) (collectively such OpenVision stockholders who beneficially own in the aggregate approximately 55% of the shares of outstanding OpenVision Common Stock) have agreed with VERITAS, that, prior to the earlier of the valid termination of the Reorganization Agreement or the Effective Time, they will vote their shares in favor of the adoption of the Reorganization Agreement and approval of the Merger and against (i) any actions or agreements that would result in a breach of any representation, warranty, covenant or obligation under the Reorganization Agreement, and (ii) any actions or certain transactions which are intended to, or could reasonably be expected to, impede, interfere with, delay or adversely affect the Merger or the other transactions contemplated by the Reorganization Agreement or such Voting Agreements. As a result, in the event that OpenVision receives a Superior Proposal, the parties to the OpenVision Voting Agreements will be contractually obligated to vote in favor of the Merger, regardless of whether the OpenVision Board recommends the Superior Proposal to the OpenVision stockholders, or withdraws or modifies its recommendation concerning the approval of the Reorganization Agreement and the Merger. Notwithstanding the previous sentence, if an OpenVision Subject Stockholder is a member of the OpenVision Board or an officer of OpenVision, nothing in such OpenVision Voting Agreement shall limit or restrict the director or officer in acting in his capacity as a director or officer, as the case may be, of OpenVision and in the exercise of his fiduciary duties and responsibilities in such capacity, and that such OpenVision Voting Agreements only apply to such OpenVision Subject Stockholders solely in their capacity as a stockholder and shall not apply to the director's or officer's actions, judgments or decisions as a director or officer of OpenVision. As of the date of this Joint Proxy Statement/Prospectus, OpenVision had not received any Superior Proposal or any other merger proposals or similar offers.

     Pursuant to such Voting Agreements, the VERITAS Subject Shareholders holders have also delivered to OpenVision, and the OpenVision Subject Stockholders have also delivered to VERITAS, irrevocable proxies with respect to matters covered by such Voting Agreements. In addition, subject to certain exceptions, the Subject Holders have agreed not to sell, transfer, dispose of, encumber or otherwise reduce beneficial ownership or risk relating to the OpenVision Subject Shares or VERITAS Subject Shares, as applicable, or any VERITAS Common Stock or OpenVision Common Stock, as applicable, subsequently acquired by them until the Effective Time or the valid termination of the Reorganization Agreement.

     The Subject Holders have also agreed that they shall not, directly or indirectly, (i) solicit or initiate discussions or engage in negotiations with any person other than OpenVision (in the case of VERITAS Subject Shareholders) or VERITAS or New VERITAS (in the case of OpenVision Subject Stockholders) or take any action intended, designed or reasonably likely to facilitate the efforts of any person, other than OpenVision (in the case of VERITAS Subject Shareholders) relating to a Third Party Proposal with respect to VERITAS, or (in the case of OpenVision Subject Stockholders), any person other than VERITAS or New VERITAS relating to a Third Party Proposal with respect to OpenVision, (ii) furnish any nonpublic information regarding OpenVision (in the case of OpenVision Subject Stockholders) or VERITAS (in the case of VERITAS Subject Shareholders) to any person in connection with or in response to such Third Party Proposal or potential Third Party Proposal; (iii) engage in discussions with any person with respect to any such Third Party Proposal; (iv) approve, endorse or recommend any such Third Party Proposal; or (v) enter into any letter of intent or other similar document or any contract contemplating or otherwise relating to any such Third Party Proposal.

NOMINATION AGREEMENT

     New VERITAS and Warburg will enter into a Nomination Agreement which will provide that for so long as Warburg continues to own more than 5% but 15% or less of the outstanding shares of New VERITAS Common Stock, New VERITAS shall nominate in connection with each solicitation relating to the election of directors one nominee to the New VERITAS Board selected by Warburg. For so long as Warburg continues to own more than 15% of the outstanding shares of New VERITAS Common Stock, New VERITAS shall nominate, in connection with each solicitation relating to the election of directors, a total of two nominees to

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

the New VERITAS Board selected by Warburg, provided that one such person shall
(i) not be a general partner, limited partner or employee of Warburg, and (ii) be reasonably acceptable to New VERITAS. New VERITAS is also obligated to use its best efforts to cause to be voted the shares for which New VERITAS' management or Board of Directors hold proxies, or are otherwise entitled to vote, in favor of such person or persons selected by Warburg and to cause the New VERITAS Board of Directors to unanimously recommend to its stockholders to vote in favor of such person or persons selected by Warburg.

REGISTRATION RIGHTS AGREEMENT

     Upon the expiration of the pooling lockup period provided for in the Affiliate Agreements, Warburg, who will beneficially own approximately 3,625,878 shares of New VERITAS Common Stock (based upon an assumed Exchange Ratio of approximately 0.346 or approximately 17.9% of the total outstanding shares of New VERITAS Common Stock following the Merger, will have certain "demand" rights to cause the Combined Company to register under the Securities Act shares of New VERITAS Common Stock received by Warburg in connection with the Merger having an aggregate offering price (before deduction of underwriting discounts and commissions) of at least $5.0 million. The Combined Company will be required to effect up to two such "demand" registrations. The Combined Company will have the right to delay any such registration for up to 60 days under certain circumstances.

     In addition, Warburg will have certain "piggyback" registration rights. If New VERITAS proposes to register any of its securities under the Securities Act, other than in connection with the issuance of debt securities by the Combined Company, the Combined Company's employee benefit plans or a merger or reorganization transaction, Warburg may require the Combined Company to include all or a portion of its shares in such registration, subject to the right of the managing underwriter, if any, to limit the number of shares to be included by Warburg in such registration to a certain extent.

     The registration rights of Warburg will expire at the time that all shares of New VERITAS received by Warburg in the Merger may be resold in a three month period by Warburg pursuant to Rule 144.

     All expenses incurred in connection with the above registrations (other than the underwriters' and brokers' discounts and commissions and the fees of counsel for Warburg) will be borne by the Combined Company.

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

              UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Combined Condensed Consolidated Financial Statements assume a business combination between VERITAS and OpenVision accounted for on a pooling of interests basis and are based on the respective historical consolidated financial statements and the notes thereto, which are included in this Joint Proxy Statement/Prospectus. The Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet is as of December 31, 1996. The Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations combine VERITAS' historical results of operations for the fiscal years ended December 31, 1994, 1995 and 1996 with OpenVision's historical results of operations for the fiscal year ended June 30, 1995 and for the twelve months ended December 31, 1995 and 1996 respectively.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies following the Merger.

     These Unaudited Pro Forma Combined Condensed Consolidated Financial Statements are based on, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of VERITAS and OpenVision, included elsewhere herein.

              UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1994        1995        1996
                                                               --------     -------     -------
NET REVENUES:
  User license fees..........................................  $ 22,164     $36,091     $58,125
  Source license fees........................................     1,516         922       1,098
  Services...................................................     9,895      10,813      13,523
                                                               --------     --------    -------
          Total net revenues.................................    33,575      47,826      72,746
COST OF REVENUES.............................................     8,815       6,847       7,462
                                                               --------     --------    -------
GROSS PROFIT.................................................    24,760      40,979      65,284
OPERATING EXPENSES:
  Research and development...................................    12,186      12,755      18,480
  Sales and marketing........................................    21,028      19,362      25,998
  General and administrative.................................     6,758       7,669       6,748
  Purchased research and development and restructuring
     charges.................................................        --          --       2,200
                                                               --------     --------    -------
          Total operating expenses...........................    39,972      39,786      53,426
                                                               --------     --------    -------
OPERATING INCOME (LOSS)......................................   (15,212)      1,193      11,858
  Interest income (expense), net.............................       152         219       2,442
  Gain on sale of product lines..............................        --       1,726          --
                                                               --------     --------    -------
INCOME (LOSS) BEFORE TAXES...................................   (15,060)      3,138      14,300
  Provision for income taxes.................................       214         767       2,171
                                                               --------     --------    -------
NET INCOME (LOSS)............................................  $(15,274)    $ 2,371     $12,129
                                                               ========     ========    =======
NET INCOME (LOSS) PER SHARE..................................  $  (0.86)    $  0.12     $  0.58
                                                               ========     ========    =======
NUMBER OF SHARES USED IN PER SHARE CALCULATIONS..............    17,702      19,574      20,774
                                                               ========     ========    =======

             See accompanying Notes to Unaudited Pro Forma Combined
                  Condensed Consolidated Financial Statements.

       UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                            VERITAS         OPENVISION
                                         DECEMBER 31,      DECEMBER 31,        PRO FORMA        PRO FORMA
                                             1996              1996          ADJUSTMENTS(A)     COMBINED
                                         -------------     -------------     --------------     ---------
                                                 ASSETS
Current assets:
  Cash and cash equivalents............    $   5,267         $  12,144          $     --        $  17,411
  Short-term investments...............       31,662            18,483                --           50,145
  Accounts receivable, net.............        4,396            11,706                --           16,102
  Prepaid expenses.....................        1,016               840                --            1,856
                                            --------          --------           -------        ---------
          Total current assets.........       42,341            43,173                --           85,514
Property and equipment, net............        4,284             2,713              (750)           6,247
Notes and other assets.................        1,166               847              (800)           1,213
                                            --------          --------           -------        ---------
                                           $  47,791         $  46,733          $ (1,550)       $  92,974
                                            ========          ========           =======        =========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................    $     831         $     949          $     --        $   1,780
  Other accrued liabilities............        3,417             4,659             7,450           15,526
  Deferred revenue.....................          784             7,312                --            8,096
  Current portion of notes payable.....           --               149                --              149
                                            --------          --------           -------        ---------
          Total current liabilities....        5,032            13,069             7,450           25,551
Notes payable, less current portion....           --               463                --              463
Deferred rent..........................        1,005                --                --            1,005
Stockholders' equity:
  Common stock.........................       68,884           109,884                --          178,768
  Accumulated deficit..................      (27,130)          (76,683)           (9,000)        (112,813)
                                            --------          --------           -------        ---------
          Total stockholders' equity...       41,754            33,201            (9,000)          65,955
                                            --------          --------           -------        ---------
                                           $  47,791         $  46,733          $ (1,550)       $  92,974
                                            ========          ========           =======        =========

---------------
(a) Pro forma adjustment as described in Note 4.

             See accompanying Notes to Unaudited Pro Forma Combined
                  Condensed Consolidated Financial Statements.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

1. The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements reflect the issuance of approximately 0.346 of a share (computed as of March 20, 1997) of New VERITAS Common Stock for each share of OpenVision Common Stock outstanding. The actual number of shares of New VERITAS Common Stock to be issued will be determined at the Effective Time of the Merger based on the number of shares of OpenVision Common Stock and Class B Stock and outstanding OpenVision Options and OpenVision Warrants then outstanding.

     The following table provides the pro forma share issuances in connection with the Merger:

                                                                         (IN THOUSANDS)
        OpenVision Common Stock and Class B Stock
          outstanding as of December 31, 1996..........................   18,721
        Exchange Ratio.................................................   0.346: 1.00
        Number of shares of VERITAS Common
          Stock exchanged..............................................   6,477
        Number of shares of VERITAS Common Stock
          outstanding as of December 31, 1996..........................   13,540
                                                                          ------------
        Number of shares of VERITAS Common Stock
          outstanding after completion of the Merger...................   20,017
                                                                          ============

2. Share and per share data for VERITAS has been restated to give retroactive effect to a 3-for-2 stock split in the form of a stock dividend in September 1996.

3. The Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations combine VERITAS' historical results of operations for the fiscal years ended December 31, 1994, 1995 and 1996 with OpenVision's historical results of operations for the fiscal year ended June 30, 1995 and for the twelve months ended December 31, 1995 and 1996, respectively. As a result, the operating results of OpenVision for the six months ended June 30, 1995, including revenue and net loss of $11.2 million and $(5.7) million, respectively, are included in the Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations for both fiscal 1994 and 1995. The Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet combines VERITAS' balance sheet as of December 31, 1996 with OpenVision's balance sheet as of the same date,

4. New VERITAS expects to incur charges to operations currently estimated to be between $8.0 million and $10 million, in the quarter ended June 30, 1997, the quarter in which the Merger is expected to be consummated, to reflect direct transaction costs, primarily for financial advisory services and legal fees, and costs associated with combining the operations of the two companies, primarily related to redundant assets and facilities. An estimated charge of $9.0 million, the mid-point of the above range, is reflected in the pro forma balance sheet but is not reflected in the Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations. The range is a preliminary estimate only, and is therefore subject to change.

5. Certain amounts have been reclassified to conform to the pro forma presentation.

6. There were no material differences between the accounting policies of VERITAS and OpenVision and, accordingly, no pro forma conforming adjustments are required in the Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VERITAS

     The following selected consolidated historical financial data should be read in conjunction with the VERITAS Consolidated Financial Statements and related notes thereto and "VERITAS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" appearing elsewhere in this Joint Proxy Statement/Prospectus. The consolidated statement of operations data for each of the three years in the period ended December 31, 1996 and the consolidated balance sheet data at December 31, 1995 and 1996 are derived from consolidated financial statements of VERITAS which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Joint Proxy Statement/Prospectus. The consolidated statement of operations data for each of the two years in the period ended December 31, 1993 and the consolidated balance sheet data at December 31, 1992, 1993 and 1994 are derived from audited consolidated financial statements not included herein. See "VERITAS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                                                             YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------
        STATEMENT OF OPERATIONS DATA            1992       1993       1994       1995       1996
                                               -------    -------    -------    -------    -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues:
  User license fees.........................   $ 3,934    $ 6,467    $11,336    $20,130    $31,651
  Source license fees.......................       763      1,906      1,516        922      1,098
  Services..................................       827        816      1,342      1,704      2,091
  Porting...................................       479      2,208        857      1,331      1,250
                                               --------   -------    -------    -------    -------
          Total net revenues................     6,003     11,397     15,051     24,087     36,090
Cost of revenues:
  Cost of license fees......................        89        198        102        645      1,105
  Cost of services..........................     1,275      2,196      2,363      2,082      2,099
                                               --------   -------    -------    -------    -------
          Total cost of revenues............     1,364      2,394      2,465      2,727      3,204
                                               --------   -------    -------    -------    -------
Gross profit................................     4,639      9,003     12,586     21,360     32,886
                                               --------   -------    -------    -------    -------
Operating expenses:
  Research and development..................     2,533      3,459      4,645      6,384     10,462
  Sales and marketing.......................     2,366      3,103      3,846      4,814      7,576
  General and administrative................       916      1,200      1,644      2,733      2,857
  In-process research and development.......        --         --         --         --      2,200
                                               --------   -------    -------    -------    -------
          Total operating expenses..........     5,815      7,762     10,135     13,931     23,095
                                               --------   -------    -------    -------    -------
  Operating income (loss)...................    (1,176)     1,241      2,451      7,429      9,791
  Interest and other income (expense),
     net....................................       (53)       (35)       601      1,486      1,812
  Gain on sale of ViSTA operations (1)......        --         --         --      1,726         --
                                               --------   -------    -------    -------    -------
  Income (loss) before income taxes.........    (1,229)     1,206      3,052     10,641     11,603
  Provision for income taxes................        --         94        214        767      1,835
                                               --------   -------    -------    -------    -------
  Net income (loss).........................   $(1,229)   $ 1,112    $ 2,838    $ 9,874    $ 9,768
                                               ========   =======    =======    =======    =======
  Net income (loss) per share...............   $ (0.60)   $  0.13    $  0.22    $  0.72    $  0.68
                                               ========   =======    =======    =======    =======
  Weighted average number of shares and
     equivalents outstanding................     2,037      8,802     12,849     13,764     14,405
                                               ========   =======    =======    =======    =======

                                                                       AS OF DECEMBER 31,
                                                    --------------------------------------------------------
               BALANCE SHEET DATA                     1992        1993        1994        1995        1996
-------------------------------------------------   --------    --------    --------    --------    --------
Working capital..................................   $    239    $ 15,981    $ 17,416    $ 27,812    $ 37,309
Total assets.....................................      2,871      20,461      23,185      35,008      47,791
Long-term obligations............................      1,514       1,118         134         594       1,005
Accumulated deficit..............................    (50,751)    (49,639)    (46,801)    (36,898)    (27,130)
Total shareholders' equity
  (net capital deficiency).......................       (246)     16,050      18,849      30,078      41,754

---------------
(1) In March 1995, VERITAS sold substantially all of the operating assets of its ViSTA testing tools operation for cash and notes totaling approximately $3.0 million resulting in a gain to VERITAS of $1.7 million in 1995. In addition, VERITAS will receive royalties through March 31, 1998 from the distribution of ViSTA software products or their derivatives. Such royalties are recorded when received by VERITAS and have not been significant to date.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly financial data for each quarter of fiscal 1995 and 1996. In the opinion of VERITAS' management, this unaudited information has been prepared on the same basis as the audited financial statements contained herein and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                     QUARTER ENDED
                                                      -------------------------------------------
                                                       MAR.        JUNE        SEPT.       DEC.
                                                        31,         30,         30,         31,
                                                       1995        1995        1995        1995
                                                      -------     -------     -------     -------
                                                        (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Total net revenues..................................  $ 5,648     $ 5,368     $ 6,510     $ 6,561
Gross profit........................................    4,845       4,866       5,647       6,002
Income before income taxes..........................    3,552       2,062       2,411       2,616
Net income..........................................    3,303       1,917       2,242       2,412
Net income per share................................  $  0.25     $  0.14     $  0.16     $  0.17
Number of shares used in computing per share
  amounts...........................................   13,179      13,749      13,947      14,075

                                                                     QUARTER ENDED
                                                      -------------------------------------------
                                                       MAR.        JUNE        SEPT.       DEC.
                                                        31,         30,         30,         31,
                                                       1996        1996        1996        1996
                                                      -------     -------     -------     -------
Total net revenues..................................  $ 7,464     $ 8,320     $ 9,498     $10,808
Gross profit........................................    6,866       7,673       8,597       9,750
Income before income taxes..........................    3,005         943       3,613       4,042
Net income..........................................    2,614         525       3,134       3,495
Net income per share................................  $  0.19     $  0.04     $  0.22     $  0.24
Number of shares used in computing per share
  amounts...........................................   14,129      14,294      14,389      14,807

                  VERITAS MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements. There are certain important factors that could cause results to differ materially from those in the forward-looking statements contained in the following discussion. Among such important factors are (i) VERITAS' timely development and market acceptance of new non-OEM products, (ii) the timely creation of versions of VERITAS' products for Windows NT, (iii) the impact of Windows NT and other operating systems on the UNIX market upon which VERITAS' current products are dependent, (iv) the reliance on OEMs to continue porting and shipping VERITAS' products, (v) the ability of VERITAS to successfully expand the distribution of its products through new and unproven channels, including resellers, integrators, distributors and end users, (vi) the risk associated with VERITAS' engineering effort needed to port its products to Windows NT, (vii) the impact of competitive products and pricing, (viii) the uncertainty of the labor market and local regulations in India, (ix) VERITAS' ability to hire and retain research and development personnel with appropriate skills in a highly competitive labor market, and (x) the risks and uncertainties discussed in "RISK FACTORS" and those which are detailed from time to time in VERITAS' reports and filings with the Commission, including its Annual Report on Form 10-K for the 1996 fiscal year.

OVERVIEW

     VERITAS develops, markets and supports advanced storage management and high availability products for open system environments. VERITAS' products provide performance improvement and reliability enhancement features that are critical for many commercial applications. Some of the key features of storage management products include protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage and back-up systems without interrupting users. The high availability products provide an automated failover between computer systems organized in clusters sharing disk resources. VERITAS has developed storage management products, including VERITAS high availability products, for UNIX and Windows NT and has licensed these products to a number of OEMs, including Hewlett-Packard, Hitachi, Digital Equipment Corporation and Sun Microsystems. Currently, VERITAS' customers are primarily located in the U.S., Europe and the Pacific Rim.

     In March 1995, VERITAS sold substantially all of the operating assets of its ViSTA testing tools operation to CenterLine. VERITAS received approximately $2.2 million in cash and a two-year subordinated promissory note in the principal amount of $750,000, with principal and interest payable quarterly over two years, which resulted in a gain to VERITAS of approximately $1.7 million in 1995. In addition, CenterLine is required to pay VERITAS royalties through March 31, 1998 from the distribution of ViSTA software products or their derivatives. Such royalties are recorded when received by VERITAS and have not been significant to date.

     In April 1995, VERITAS acquired all of the outstanding shares of Tidalwave in exchange for 352,122 shares of VERITAS' Common Stock. In addition, VERITAS assumed a warrant which entitled the holder to acquire an additional 81,030 shares of VERITAS' Common Stock. VERITAS accounted for the acquisition of Tidalwave as a pooling of interests. The results of operations and total assets of Tidalwave were not material to VERITAS' consolidated financial statements and, therefore, prior year accounts have not been restated.

     In April 1996, the Company formed a subsidiary in Pune, India and hired certain research and development employees who were previously employed by a company which was an independent development contractor for the Company. At December 31, 1996, 21 research and development staff were employed by this subsidiary. In addition, the Company entered into an agreement in 1996 with an Indian developer with respect to the purchase of premises currently under construction at this location. The operations of the Company's Indian subsidiary will be moved to this building upon completion. The total building cost is $800,000 of which $400,000 has been paid to date. VERITAS has also established a wholly-owned sales subsidiary in Japan whose four employees are primarily focused on expanding OEM opportunities in the Pacific Rim. Due to the immaterial nature of the Company's operations and the immaterial amount of assets in these two countries, the Company does not believe that it is exposed to significant foreign currency transaction gains and losses. See "RISK FACTORS -- Risks Relating to the Combined Company -- Risks Associated with International Operations."

     On April 1, 1996, VERITAS acquired for a total cost of approximately $3.5 million all of the outstanding capital stock of ACSC, a company which had developed technology for the operation and management of removable media volumes, devices and repositories. Of the total charge, $2.2 million was allocated to in-process research and development which was expensed in the second quarter of 1996 and approximately $1.3 million was allocated to acquired intangibles which will be amortized over a three to five year period. Total cash outflows in 1996 related to this purchase were approximately $3.5 million. VERITAS has agreed to pay the sole shareholder of ACSC, together with certain other persons, a royalty on certain future product revenue derived from the assets acquired. The royalty will be based on product shipments beginning in the third quarter of 1997 and will be payable over a five year period up to a maximum of $2.5 million. The transaction was accounted for as a purchase. Accordingly, the Consolidated Statements of Income for VERITAS include the results of operations of ACSC subsequent to the acquisition date. ACSC's results of operations are not significant for the current or prior periods.

     VERITAS derives its net revenues from user license fees, source license fees, service fees and porting fees. VERITAS initially introduced its storage management products in 1990 for the UNIX operating system. VERITAS currently markets these products primarily through OEMs that either bundle them with every operating system licensed by such OEMs or offer them as an option. VERITAS generally receives a one-time source license fee upon entering into a license agreement with an OEM, as well as a user license fee each time the OEM licenses a copy of an operating system to a customer that incorporates one or more of VERITAS' products. As of December 31, 1996, VERITAS had received user fees for its storage management products from approximately 25 OEMs that had commenced shipments of operating systems incorporating one or more of VERITAS' products and has contracted with an additional 25 OEMs that have not yet commenced shipments of operating systems incorporating such products. VERITAS' license agreements with its OEM customers generally contain no minimum sales requirements and there can be no assurance that any OEM will either commence or continue shipping operating systems incorporating VERITAS' products in the future. Approximately 75% of VERITAS' net revenues were generated from OEM business during 1996.

     VERITAS continues to pursue license agreements with additional UNIX and Windows NT based OEMs for licensing its products and to pursue agreements to port (i.e., adapt) its products to other popular operating systems, including Windows NT. VERITAS has no control over the shipping dates or volumes of systems shipped by its OEM customers, and therefore there can be no assurance that any OEM will ship operating systems that incorporate VERITAS' products in the future. The time between entering into an OEM license agreement and initial receipt of user license fees from that OEM has historically ranged from 9 to 24 months, reflecting in part the time required to port VERITAS' storage management products and for the OEM to market these products to end users. VERITAS typically receives user license fees in the quarter following shipment by the OEM of operating systems incorporating VERITAS' products. In the past, VERITAS has experienced delays in the introduction of new products and product enhancements that have adversely affected VERITAS' results of operations. Such delays have historically been the result of development efforts being more extensive than originally anticipated or the testing process taking longer than originally estimated and have resulted in the postponement of the commencement of revenues. Any substantial decrease in VERITAS' revenues will materially and adversely affect VERITAS operating results since most of VERITAS' manpower and other expenses are fixed and can not be adjusted adequately to compensate for a substantial decrease in revenues.

     A key element of VERITAS' strategy is to mitigate the risks of reliance on OEM customers by expanding distribution of its products through non-OEM channels such as distributors, integrators, resellers and direct sales. During 1994, VERITAS began to expand the distribution of its products that operate on Sun Microsystems' Solaris version of the UNIX operating system and also to market shrink-wrap packages of two of its storage management products through non-OEM channels. As of December 31, 1996, VERITAS had over 100 resellers worldwide, accounting for approximately 25% of VERITAS' net revenues in 1996. VERITAS has no control over the amount of products these channels will sell and there is no assurance that such channels' customers will continue to purchase VERITAS' products. VERITAS will no longer be distributing its VERITAS FirstWatch product through an exclusive distributor, therefore, VERITAS will need to substantially expand its development, sales and marketing efforts with respect to the VERITAS FirstWatch product, to establish alternative distribution channels and to provide support to existing and new customers of this product which will require the expenditure of substantial resources and the hiring of additional personnel. See "RISK FACTORS -- Risks Relating to the Combined Company -- Fluctuating Operating Results" and "-- New Distribution Channels."

     VERITAS' services revenue consists of fees derived from annual maintenance agreements and training offered to customers of VERITAS. The OEM maintenance agreements covering VERITAS' products provide technical and emergency support and minor product upgrades for a fixed annual fee. The maintenance agreements covering the products that are licensed through non-OEM channels provide technical support and minor product upgrades for an annual service fee based on the number of user licenses purchased. In addition, VERITAS generates training fees by offering training classes in the use of its products.

     Porting fees consist of fees derived from porting and other non-recurring engineering efforts when VERITAS ports (i.e., adapts) VERITAS' storage management products to OEMs operating systems and when VERITAS develops certain new product features or extensions of existing product features at the request of a customer. In most cases, VERITAS retains the rights to technology derived from porting and non-recurring engineering work for licensing to other customers and, therefore, generally does such work on a low margin basis.

     VERITAS has made, and intends to continue to make, a substantial investment in porting its products to new operating systems, including Windows NT. The success of the Windows NT product development may be dependent on receipt of development funding from third parties, including Microsoft, and failure to receive such funding could hamper VERITAS' efforts to timely expand its products into the Windows NT market. The porting and development process requires substantial capital investment and the devotion of substantial employee resources to such effort and the added focus on Windows NT development will require VERITAS to hire additional personnel. Under an agreement with Microsoft, VERITAS has committed to develop a functional subset of the VERITAS' Volume Manager product which will be ported to and embedded in Windows NT 5.0. Microsoft has agreed to provide VERITAS with significant funding towards such development effort, payable in quarterly increments. VERITAS is recognizing revenue under the agreement with Microsoft on a percentage of completion basis which may result in revenue being recognized in advance of actual receipt of payment due to the fact that the payment terms in the agreement with Microsoft do not directly correlate to the timing of development efforts. Moreover, if VERITAS fails to deliver the contract deliverables on a timely basis, Microsoft can discontinue funding the development of the product which could result in revenues being recognized by VERITAS which it ultimately may not receive. This could have a material adverse effect on VERITAS' business, operating results and financial condition. Furthermore, the Microsoft relationship will require VERITAS to expand its marketing and sales operations to deal with higher volume markets in which VERITAS has limited experience. During 1996, VERITAS recognized revenue of approximately $518,000 and received payments from Microsoft of $200,000 related to this agreement. See "RISK FACTORS -- Risks Relating to the Combined Company -- Uncertainty in Porting VERITAS Products to New Operating Systems and Expansion into Windows NT Market" and "-- New Distribution Channels."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain statements of operations of VERITAS expressed as a percentage of total revenue.

                                                                        YEAR ENDED DECEMBER 31,
                                                                        ------------------------
                                                                        1994      1995      1996
                                                                        ----      ----      ----
Net revenues:
  User license fees................................................      75%       84%       88%
  Source license fees..............................................      10         4         3
  Services.........................................................       9         7         6
  Porting..........................................................       6         5         3
                                                                        ---       ---       ---
          Total net revenues.......................................     100       100       100
Cost of revenues:
  Cost of license fees.............................................       1         3         3
  Cost of services.................................................      15         8         6
                                                                        ---       ---       ---
          Total cost of revenues...................................      16        11         9
Gross profit.......................................................      84        89        91
Operating expenses:
  Research and development.........................................      31        27        29
  Selling and marketing............................................      25        20        21
  General and administrative.......................................      11        11         8
  In-process research and development..............................      --        --         6
                                                                        ---       ---       ---
          Total operating expenses.................................      67        58        64
                                                                        ---       ---       ---
Operating income (loss)............................................      16        31        27
Interest and other income (expense), net...........................       4         6         5
Gain on sale of ViSTA operations...................................      --         7        --
                                                                        ---       ---       ---
Income (loss) before income taxes..................................      20        44        32
Provision for income taxes.........................................       1         3         5
                                                                        ---       ---       ---
Net income (loss)..................................................      19%       41%       27%
                                                                        ===       ===       ===

  Net Revenues

     Net revenues increased from $15.1 million in 1994 to $24.1 million in 1995 and to $36.1 million in 1996, increases of 60% and 50%, respectively.

     User and Source License Fees. User license fees increased from $11.3 million in 1994 to $20.1 million in 1995 and to $31.7 million in 1996, increases of 78% and 57%, respectively. These increases were primarily attributable to increases in the sales volumes of VERITAS' OEMs shipping user copies of one or more of VERITAS' storage management products, an increase in the number of OEMs shipping user copies of VERITAS' storage management products and an increase in the sales of VERITAS' shrink wrap versions of products which are distributed through non-OEM channels, including FirstWatch high availability products acquired from Tidalwave in 1995. The ViSTA operations which were sold to CenterLine on March 31, 1995, contributed revenues of $2.4 million, $677,000 and $0 in 1994, 1995 and 1996, respectively. Source license fees decreased from $1.5 million in 1994 to $922,000 in 1995 and increased to $1.1 million in 1996. The decrease in source license fees in 1995 compared to 1994 was primarily a result of VERITAS focusing on non-SVR4 versions of UNIX and the longer lead times associated with selling to this new market segment, as well as a shift in marketing effort to the shrink wrap version of VERITAS' products, resulting in a decrease in source license fees in 1995 compared to 1994. The increase in source license fees in 1996 compared to 1995 was primarily a result of additional source fees received for new products released during 1996 on non-SVR4 UNIX platforms.

     Services. Services revenue increased from $1.3 million in 1994 to $1.7 million in 1995 and to $2.1 million in 1996, increases of 27% and 23%, respectively. Services revenue includes fees derived from annual maintenance agreements and training. These increases reflect the increasing size of VERITAS' installed base of customers and products.

     Porting. Porting revenue increased from $857,000 in 1994 to approximately $1.3 million in 1995 and 1996, increases of 55% and 0%, respectively. VERITAS does not aggressively seek porting or any other custom work, but VERITAS does enter into agreements which it believes will result in useful extensions to current products and result in the growth of user license fees.

  Cost of Revenues

     Cost of revenues includes costs associated with user and source license fees, the costs of porting and other nonrecurring engineering services and the costs of providing support services to VERITAS' customers. Cost of revenues increased from $2.5 million in 1994 to $2.7 million in 1995 and to $3.2 million in 1996, increases of 11% and 17%. These increases were primarily due to an increase in the costs of license fee revenue, which consists primarily of product development and design costs and royalties payable to third parties.

  Operating Expenses

     Research and Development. Research and development expenses increased from $4.6 million in 1994 to $6.4 million in 1995 and to $10.5 million in 1996, increases of 37% and 64%, respectively. These increases were primarily due to increased staffing related to new research and development activities. Research and development personnel increased from 40 employees at December 31, 1994 to 58 employees at December 31, 1995 and to 101 employees at December 31, 1996 including 21 employees employed by VERITAS' newly established subsidiary in India. Research and development expenses as a percentage of total net revenues decreased from 31% in 1994 to 27% in 1995 and increased to 29% in 1996. The decrease in 1995 compared to 1994 was primarily a result of increased revenues from user license fees, which did not require a corresponding increase in research and development expenses. The increase in 1996 compared to 1995 was primarily a result of increased personnel costs.

     Sales and Marketing. Sales and marketing expenses increased from $3.8 million in 1994 to $4.8 million in 1995 and to $7.6 million in 1996, increases of 25% and 57%, respectively. These increases were primarily a result of an increase in the number of sales representatives, sales engineers and marketing personnel as VERITAS continues to invest in the development of non-OEM sales channels. Sales and marketing expenses as a percentage of total net revenues decreased from 25% in 1994 to 20% in 1995 and increased to 21% in 1996. Since a large portion of VERITAS' sales and marketing efforts for its storage management products is incurred by OEMs, increased revenues from user license fees in 1995 were not accompanied by proportionate increases in sales and marketing expenses. VERITAS expects to increase the number of its sales and marketing employees in the future in order to expand its direct sales efforts to resellers and end-users.

     General and Administrative. General and administrative expenses increased from $1.6 million in 1994 to $2.7 million in 1995 and to $2.9 million in 1996, increases of 66% and 5%, respectively. General and administrative expenses as a percentage of total net revenues decreased from 11% in 1994 and 1995 to 8% in 1996. This decrease was primarily a result of increased revenues from user license fees, which did not require a corresponding increase in general and administrative expenses.

     In-Process Research and Development. On April 1, 1996, VERITAS acquired all of the outstanding capital stock of ACSC for a total cost of approximately $3.5 million. Of the total charge, $2.2 million was allocated to in-process research and development, which was expensed in the second quarter of 1996 and approximately $1.3 million was allocated to acquired intangibles which will be amortized over a three to five year period. Total cash outflows in 1996 related to this purchase were $3.5 million. VERITAS has agreed to pay the sole shareholder of ACSC, together with certain other persons, a royalty on certain future product revenue derived from the assets acquired. The royalty will be based on product shipments beginning in the third quarter of 1997 and will be payable over a five year period up to a maximum of $2.5 million.

  Gain on Sale of ViSTA Operations

     On March 31, 1995, VERITAS sold its ViSTA testing tools operation to CenterLine. In 1995, VERITAS recognized a gain on the sale of the operating assets of ViSTA of approximately $1.7 million. VERITAS received approximately $2.2 million in cash, a subordinated promissory note in the principal amount of $750,000, payable over a two year period, and the rights to receive royalties on ViSTA-related products for a period of three years. The ViSTA operations contributed revenues of $2.4 million and expenses of $4.0 million in 1994, compared to revenues of $677,000 and expenses of $1.2 million in 1995.

  Provision for Income Taxes

     VERITAS accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The provision for income taxes consists of federal and state minimum taxes and foreign withholding taxes. As of December 31, 1996, VERITAS had an $11.2 million deferred tax asset, primarily reflecting potential future tax savings attributable to its federal operating loss and tax credit carryforwards. This asset was reduced by an $11.2 million valuation allowance, reflecting uncertainty as to its realization. The federal tax laws impose limitations on loss and credit carryforwards in the event of a Change of Ownership. Based on its analysis of prior stock ownership changes, VERITAS believes that is has not incurred a Change of Ownership and does not believe that it will incur a Change of Ownership directly as a result of the Merger. However, changes in stock ownership in amounts which are below that which would otherwise result in a Change of Ownership, may, together with prior and subsequent ownership changes, cause a Change of Ownership to occur. In addition, VERITAS' analysis of its stock ownership changes, which is based on numerous assumptions, is subject to review by the IRS. If the IRS were to maintain that VERITAS incurred a Change of Ownership, VERITAS would be subject to an annual limitation on the utilization of its net operating loss and certain tax credit carryforwards. However, given VERITAS' current fair market value, such limitation, if any, is not expected to have a significant effect on VERITAS' utilization of its net operating loss and tax credit carryforwards. See
Note 7 to Notes to Consolidated Financial Statements of VERITAS.

     As of December 31, 1996, VERITAS had federal tax loss carryforwards of approximately $23 million, and federal tax credit carryforwards of approximately $1.4 million. The federal tax loss carryforwards expire in 1997 through 2007. VERITAS projects its tax rate to increase by approximately 5% in 1997 if it completes the Merger. The availability of VERITAS' net operating loss and credit carryforwards may be subject to a substantial annual limitation if it should be determined that there has been a Change of Ownership.

LIQUIDITY AND CAPITAL RESOURCES

     VERITAS' primary sources of liquidity during the three years ended December 31, 1996 has been cash generated from operating activities. At December 31, 1995, VERITAS had $29.8 million in cash, cash equivalents and short-term investments, compared to $36.9 million at December 31, 1996. At December 31, 1995, VERITAS had working capital of $27.8 million compared with $37.3 million at December 31, 1996. The ratio of current assets to current liabilities at December 31, 1995 was 7.41 to one compared to 8.41 to one at December 31, 1996.

  Cash Flows From Operating Activities

     Net cash provided by operating activities was $2.6 million during 1994, $10.4 million during 1995 and $12.1 million during 1996. The increases in each year over the prior year primarily reflect increased revenues and profitable operations during these periods.

  Cash Flows From Investing Activities

     Cash used for investing activities included $9.8 million, $17.6 million and $4.3 million in 1994, 1995 and 1996, respectively, used for the purchase of short-term investments, net of the proceeds from sales of short-term investments. Purchases of capital equipment were $943,000, $2.1 million and $3.5 million in 1994, 1995 and 1996, respectively. Cash provided by the proceeds from the sale of ViSTA assets was $2.2 million in 1995 and cash used for the purchase of ACSC was $3.5 million in 1996. Cash provided by investing activities included $187,000 and $282,000 received on the note receivable from CenterLine in 1995 and 1996, respectively. The increases in purchases of capital equipment were associated with increased headcount and VERITAS' relocation to new facilities.

     VERITAS entered into an agreement in 1996 with an Indian developer with respect to the purchase of premises currently under construction at this location. The operations of VERITAS' Indian subsidiary will be moved to this building upon completion. The total building cost is $800,000, of which $400,000 has been paid to date.

     Following the consummation of the Merger, New VERITAS will assume the operating and capital lease commitments of OpenVision. See Note 11 to the Consolidated Financial Statements of OpenVision. VERITAS' plan to consolidate the Northern California operations of the Combined Company may further require a material commitment for capital expenditures for additional facilities.

  Cash Flows From Financing Activities

     Cash provided by financing activities included net proceeds from sale of VERITAS Common Stock of $723,000 and $1.7 million in 1995 and 1996, respectively, primarily from the exercise of stock options and issuance of VERITAS Common Stock under the employee stock purchase plan. Cash used for the payment of lease obligations was $392,000, $296,000 and $116,000 in 1994, 1995
and 1996, respectively. Cash provided by financing activities also included $180,000 and $224,000 from the repayment of shareholder notes receivable in 1995 and 1996, respectively.

     VERITAS anticipates that its current cash, cash equivalents and short-term investments will be sufficient to fund operating expenses through fiscal 1997, including anticipated capital expenditures and potential future acquisitions. VERITAS' long-term liquidity will be affected by numerous factors, including its ability to generate cash from operations, its capital requirements, future acquisitions and or dispositions and VERITAS' research and development activities. VERITAS expects to continue to fund these future activities from revenues received from license fees and services, and from future financing as required. In the event VERITAS seeks to obtain funds through equity or debt financing to satisfy future liquidity and capital resource needs, there can be no assurance that capital will be available when needed or, if available, that the terms for obtaining such financing will be favorable to VERITAS. In addition, if additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the shareholders of VERITAS will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the VERITAS Common Stock.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF OPENVISION

     The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, OpenVision's Consolidated Financial Statements and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The selected consolidated balance sheet data as of June 30, 1995 and 1996 and the selected consolidated statement of operations data for the years ended June 30, 1994, 1995 and 1996, and the six months ended December 31, 1995, have been derived from and should be read in conjunction with the audited consolidated financial statements of OpenVision and the notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The selected consolidated balance sheet data as of June 30, 1993 and 1994 and the selected consolidated statement of operations data for the year ended June 30, 1993 have been derived from OpenVision's audited consolidated financial statements and the notes thereto that are not included in this Joint Proxy Statement/Prospectus. The consolidated statement of operations data for the six months ended December 31, 1996 have been derived from unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations of OpenVision for the unaudited interim period. The results of operations for the six months ended December 31, 1996 are not indicative of results for the entire fiscal year or any other period.

                                                                                                       SIX MONTHS ENDED
                                                                YEAR ENDED JUNE 30,                      DECEMBER 31,
                                                   ----------------------------------------------     -------------------
                                                     1993         1994         1995        1996        1995        1996
                                                   --------     --------     --------     -------     -------     -------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(1):
Net revenue:
  License........................................  $  1,494     $ 11,520     $ 10,828     $21,474     $ 8,838     $13,838
  Service........................................       280        4,104        7,696       8,421       3,653       5,414
                                                   --------     --------     --------     -------     -------      ------
         Total net revenue.......................     1,774       15,624       18,524      29,895      12,491      19,252
                                                   --------     --------     --------     -------     -------      ------
Cost of revenue:
  License........................................     2,160       10,598        1,787       1,425         624       1,152
  Service........................................       546        4,931        4,563       2,189       1,111       1,227
                                                   --------     --------     --------     -------     -------      ------
         Total cost of revenue...................     2,706       15,529        6,350       3,614       1,735       2,379
                                                   --------     --------     --------     -------     -------      ------
Gross profit (loss)..............................      (932)          95       12,174      26,281      10,756      16,873
Operating expenses:
  Selling and marketing..........................     1,785       14,245       15,538      15,784       7,057       9,695
  Research and development.......................     4,483       14,794        7,541       6,415       2,930       4,533
  General and administrative.....................     6,727        8,361        6,758       4,159       2,258       1,990
  Acquired technologies..........................     2,594        3,295           --          --          --          --
  Restructuring..................................        --        1,447           --          --          --          --
                                                   --------     --------     --------     -------     -------      ------
         Total operating expenses................    15,589       42,142       29,837      26,358      12,245      16,218
                                                   --------     --------     --------     -------     -------      ------
Income (loss) from operations....................   (16,521)     (42,047)     (17,663)        (77)     (1,489)        655
Other income (expense), net......................        97         (680)        (449)       (433)       (292)        771
                                                   --------     --------     --------     -------     -------      ------
Income (loss) before income taxes................   (16,424)     (42,727)     (18,112)       (510)     (1,781)      1,426
Income tax.......................................        --           --           --          --          --         336
                                                   --------     --------     --------     -------     -------      ------
Net income (loss)................................  $(16,424)    $(42,727)    $(18,112)    $  (510)    $(1,781)    $ 1,090
                                                   ========     ========     ========     =======     =======      ======
Pro forma net income (loss) per share(2).........                            $  (1.15)    $ (0.03)    $ (0.11)    $  0.06
                                                                             ========     =======     =======      ======
Pro forma shares used in per share
  calculations(2)................................                              15,751      16,154      15,773      19,633
                                                                             ========     =======     =======      ======

                                                                           JUNE 30,                             AS OF
                                                        -----------------------------------------------     DECEMBER 31,
                                                          1993         1994         1995         1996           1996
                                                        --------     --------     --------     --------     -------------
BALANCE SHEET DATA(1):
Cash, cash equivalents and short-term investments.....  $  2,290     $  4,724     $  4,083     $ 30,555       $  30,627
Working capital (deficit).............................    (2,800)        (344)      (2,726)      28,237          30,104
Total assets..........................................    21,810       21,889       13,645       43,948          46,733
Long-term obligations.................................     5,300        8,505        6,232          463             463
Stockholders' equity (deficit)........................     8,578       (1,580)      (4,797)      31,145          33,201
Accumulated deficit...................................   (16,424)     (59,151)     (77,263)     (77,773)        (76,683)

---------------
(1) The financial data presented reflects financial data of OpenVision for all years since its incorporation in June 1992.

(2) See Note 1 of Notes to OpenVision Consolidated Financial Statements for an explanation of the determination of shares used in calculating pro forma net income (loss) per share.

                OPENVISION MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements. There are certain important factors that could cause results to differ materially from those in the forward-looking statements contained in the following discussion. Among such important factors are: (i) the effects of rapid technological change and the need to make frequent product transitions, (ii) the potential for software defects, (iii) the impact of competitive products and pricing, (iv) less than anticipated growth in the market for client/server systems management software and services, (v) uncertainties in attracting and retaining needed management, marketing, sales, consulting and product development personnel, and
(vi) such risks and uncertainties discussed in "RISK FACTORS" and those which are detailed from time to time in OpenVision's reports and filings with the Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 1996 and its Quarterly Report on Form 10-Q for the quarter-ended December 31, 1996.

OVERVIEW

     OpenVision develops, markets and supports systems management software for client/server computing environments. OpenVision's AXXiON products address three essential areas of systems management -- storage, operations and security. OpenVision markets its products and services through a combination of direct sales and indirect channels (resellers, VARs, hardware distributors, application software vendors and systems integrators).

     OpenVision's operating results in the past six fiscal quarters have benefited from increased market acceptance of OpenVision's products and a significant reduction in operating expenses resulting from expense and headcount reductions implemented in OpenVision's restructuring in late fiscal 1994 and the first half of fiscal 1995. OpenVision was incorporated in June 1992 and has acquired a significant part of its technology through ten acquisitions of companies, divisions of companies or products, all of which were completed prior to July 31, 1993. These transactions were accounted for under the purchase method of accounting. See Note 12 of the Notes to OpenVision Consolidated Financial Statements. The numerous acquisitions resulted in OpenVision managing a distributed development effort with as many as ten development centers and a significant increase in number of staff. Several of the products acquired required significant additional development before they could be marketed and some failed to generate any revenue for OpenVision. In addition, OpenVision quickly made large investments in capital equipment to support this organization. See "RISK FACTORS -- Risks Relating to the Combined
Company -- Past and Future Acquisitions."

     During fiscal 1994, OpenVision's infrastructure increased primarily as a result of the acquisitions and in anticipation of higher revenue, which did not materialize to the extent of OpenVision's expectations. OpenVision believes that the client/server systems management market did not evolve as quickly as it expected, and the sales cycle was longer than originally anticipated. Because of the impact of the acquisitions and the slower than expected revenue growth, during late fiscal 1994 and the first half of fiscal 1995, OpenVision implemented a restructuring plan involving a reduction of overlapping positions within the acquired companies, consolidation of development centers, and reorganization of the sales force. The restructuring plan resulted in a reduction of more than 100 employees and the vacating of noncancelable operating leases. During fiscal 1995, OpenVision disposed of a product that did not fit its target market through an asset sale and eliminated duplicate product lines. Operating results have improved since the restructuring.

     OpenVision's international sales are generated primarily through its international sales subsidiaries. International revenue outside the United States and Canada, most of which are collectible in foreign currencies, accounted for 31%, 29% and 9% of total net revenue in fiscal 1996, 1995 and 1994, respectively.

     OpenVision acquired its sales subsidiaries in Germany and the United Kingdom in June 1993. In fiscal 1994, international revenue was generated primarily by the sale of the products that accompanied the acquisition of the sales subsidiaries in Germany and the United Kingdom. In late fiscal 1994, OpenVision expanded its international operations by forming a sales subsidiary in France. OpenVision also added products to the product offerings of its subsidiaries from other acquired software businesses and products, started offering consulting services and focused more management attention on international operations.

     OpenVision's international sales subsidiaries' operating expenses are primarily related to the sales process, and, consequently, the operating income break-even point for the international sales subsidiaries is lower than for OpenVision's United States and Canadian operations, whose operating expenses include research and development. Operating expenses of the international subsidiaries were also favorably affected by the restructuring plan implemented during fiscal 1995. The combination of the increased international revenue and lower operating expenses as a percentage of total net revenues resulted in the achievement of operating income in the United Kingdom in fiscal 1996 and 1995 and in the other European subsidiary companies in fiscal 1996.

     Since much of OpenVision's international operating expenses are also incurred in local currencies, the relative impact of exchange rates on net income or loss is less than on revenues. OpenVision's operating and pricing strategies take into account changes in exchange rates over time. However, OpenVision's results of operations may be significantly affected in the short term by fluctuations in foreign currency exchange rates. See "RISK
FACTORS -- Risks Relating to the Combined Company -- Risks Associated with International Operations."

RESULTS OF OPERATIONS

     The following table sets forth certain items in OpenVision's Consolidated Statements of Operations as a percentage of total net revenue and gross margins for license and service revenue for the periods indicated.

                                                                                    SIX MONTHS
                                                                                       ENDED
                                                         YEAR ENDED JUNE 30,       DECEMBER 31,
                                                        ----------------------     -------------
                                                        1994     1995     1996     1995     1996
                                                        ----     ----     ----     ----     ----
Net revenue:
  License.............................................    74%      58%      72%      71%      72%
  Service.............................................    26       42       28       29       28
                                                        -----    -----    -----    -----    -----
          Total net revenue...........................   100      100      100      100      100
                                                        -----    -----    -----    -----    -----
Cost of revenue:
  License.............................................    68       10        5        5        6
  Service.............................................    31       25        7        9        6
                                                        -----    -----    -----    -----    -----
          Total cost of revenue.......................    99       35       12       14       12
                                                        -----    -----    -----    -----    -----
Gross margin..........................................     1       65       88       86       88
Operating expenses:
  Selling and marketing...............................    91       84       53       56       50
  Research and development............................    95       41       21       24       24
  General and administrative..........................    54       36       14       18       10
  Acquired technologies...............................    21       --       --       --       --
  Restructuring.......................................     9       --       --       --       --
                                                        -----    -----    -----    -----    -----
          Total operating expenses....................   270      161       88       98       84
                                                        -----    -----    -----    -----    -----

                                                                                    SIX MONTHS
                                                                                       ENDED
                                                         YEAR ENDED JUNE 30,       DECEMBER 31,
                                                        1994     1995     1996     1995     1996
                                                        -----    -----    -----    -----    -----
Profit (loss) from operations.........................  (269)%    (96)%     0%      (12)%     4%
Other income (expense), net...........................    (4)      (2)      (1)      (2)       4
                                                        -----    -----    -----    -----    -----
Income (loss) before income taxes.....................  (273)     (98)      (1)     (14)       8
Income tax............................................    --       --       --       --       (2)
                                                        -----    -----    -----    -----    -----
Net income (loss).....................................  (273)     (98)      (1)     (14)       6
                                                        =====    =====    =====    =====    =====
Gross margin (loss):
  License.............................................     8%      84%      93%      93%      92%
  Service.............................................   (20)%     41%      74%      70%      77%

SIX MONTHS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1996

  Net Revenue

     Total net revenue increased 54% from $12.5 million for the six months ended December 31, 1995, to $19.3 million for the six months ended December 31, 1996. OpenVision believes that the percentage increases in total revenue achieved in these periods may not be indicative of future results. OpenVision's revenue is comprised of license revenue and service revenue. Growth in license revenue has been driven primarily by increasing market acceptance of OpenVision's products and introduction of new products. Service revenue is derived primarily from contracts for software maintenance and technical support and, to a lesser extent, consulting and training services. The growth in service revenue has been driven primarily by increased sales of service and support contracts on new license sales and, to a lesser extent, by increasing renewals of these contracts as OpenVision's installed base of licenses has increased. License revenue for the six months ended December 31, 1996 increased to 72% of total net revenue from 71% for the six months ended December 31, 1995.

     License Revenue. License revenue increased 57% from $8.8 million for the six months ended December 31, 1995 to $13.8 million for the six months ended December 31, 1996. The increase in overall license revenue is primarily due to increased market acceptance of OpenVision's products and introduction of new products. In particular, OpenVision's license revenue from storage products increased by approximately 125%, accounting for 51% and 70% of license revenue in the six months ended December 31, 1995 and 1996, respectively. OpenVision's AXXiON-HA product license revenue increased by approximately 84% from $1.4 million for the six months ended December 31, 1995 to $2.6 million for the six months ended December 31, 1996.

     Service Revenue. Service revenue increased 48% from $3.7 million for the six months ended December 31, 1995 to $5.4 million for the six months ended December 31, 1996, primarily due to increased sales of service and support contracts on new licenses, renewal of service and support contracts on existing licenses and, to a lesser extent, an increase in consulting services revenue.

     OpenVision's international sales are generated primarily through its international sales subsidiaries. International revenue outside the United States and Canada, most of which is collectible in foreign currencies, accounted for 28% and 36% of OpenVision's revenue in the six months ended December 31, 1995 and 1996, respectively. Since much of OpenVision's international operating expenses are also incurred in local currencies, the relative impact of exchange rates on net income or loss is less than on revenues. Although OpenVision's operating and pricing strategies take into account changes in exchange rates over time, OpenVision's operating results may be significantly affected in the short term by fluctuations in foreign currency exchange rates. OpenVision believes that its success depends upon continued expansion of its international operations. OpenVision currently has sales and service offices in the United States, Canada, England, Germany and France. OpenVision also has resellers located in North America, Europe, Asia Pacific, South America and the Middle East. International expansion may require that OpenVision establish additional foreign offices, hire additional personnel and recruit additional international resellers. This may necessitate significant management attention and financial resources and could adversely affect OpenVision's operating margins. To the extent OpenVision is unable to effect these additions efficiently and in a timely manner, its growth, if any, in international sales will be limited, and OpenVision's business, operating results and financial condition could be materially and adversely affected. There can be no assurance that OpenVision will be able to maintain or increase international market demand for its products.

  Cost of Revenue

     Cost of license revenue consists primarily of media, manuals, distribution costs and royalties. Cost of service revenue consists primarily of personnel-related costs in providing maintenance, technical support, consulting and training to customers. Gross margin on license revenue is substantially higher than gross margin on service revenue, reflecting the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing maintenance, technical support, consulting and training services. Cost of service revenue also varies based upon the mix of maintenance, technical support, consulting and training services.

     Cost of License Revenue. Cost of license revenue increased 85% from $0.6 million for the six months ended December 31, 1995 to $1.2 million for the six months ended December 31, 1996. Gross margin on license revenue decreased from 93% for the six months ended December 31, 1995 to 92% for the six months ended December 31, 1996, primarily due to a greater percentage of revenue from products with higher royalty rates. OpenVision does not expect significant improvements in gross margin on license revenue.

     Cost of Service Revenue. Cost of service revenue increased 10% from $1.1 million for the six months ended December 31, 1995 to $1.2 million for the six months ended December 31, 1996. Gross margin on service revenue increased from 70% for the six months ended December 31, 1995 to 77% for the six months ended December 31, 1996, primarily due to a larger percentage of higher margin maintenance revenue versus other service revenue.

  Operating Expenses

     Selling and Marketing. Selling and marketing expenses consist primarily of salaries, related benefits, commissions, consultant fees and other costs associated with OpenVision's sales and marketing efforts. Selling and marketing expenses increased 37% from $7.1 million for the six months ended December 31, 1995 to $9.7 million for the six months ended December 31, 1996. As a percentage of total net revenue, selling and marketing expenses decreased from 56% for the six months ended December 31, 1995 to 50% for the six months ended December 31, 1996. The increase in absolute dollars is primarily attributable to increased sales and marketing staffing. OpenVision intends to continue to expand its global sales and marketing infrastructure. Accordingly, OpenVision expects its selling and marketing expenses to increase in the future, although such expenses may decline as a percentage of total net revenue to the extent revenue increases.

     Research and Development. Research and development expenses consist primarily of salaries, related benefits, third-party consultant fees and other costs. Research and development expenses increased 55% from $2.9 million for the six months ended December 31, 1995 to $4.5 million for the six months ended December 31, 1996, primarily reflecting increased staffing levels. Research and development expenses as a percentage of revenue remained fairly constant between these six month comparative periods. OpenVision believes that a significant level of research and development investment is required to remain competitive and expects such expenses will increase in future periods, although such expenses may decline as a percentage of total net revenue to the extent revenue increases.

     General and Administrative. General and administrative expenses consist primarily of salaries and related benefits, and fees for professional services, such as legal and accounting services. General and administrative expenses decreased 12% from $2.3 million for the six months ended December 31, 1995 to $2.0 million for the six months ended December 31, 1996. The decrease in the six month comparative periods was primarily due to lower amounts attributable to external professional services. General and administrative expenses as a percentage of total net revenue decreased between the six month periods from 18% to 10%. General and administrative expenses are expected to increase in future periods to the extent OpenVision expands its operations and as a result of costs associated with being a public company, but may continue to decline as a percentage of total net revenue.

     Other Income (Expense), Net. Other income (expense), net increased from a net other expense of $0.3 million for the six months ended December 31, 1995 to a net other income of $0.8 million for the six months ended December 31, 1996, due primarily to the repayment of debt and to interest income attributable to the higher level of funds available for investment following OpenVision's initial public offering in May 1996.

     Income Taxes. OpenVision accounts for its income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income taxes. At December 31, 1996, OpenVision had approximately $28 million of gross deferred tax assets comprised primarily of net operating loss carryforwards. In the six months ended December 31, 1996, OpenVision recorded its first tax provision for income taxes, totaling $0.3 million. This provision resulted primarily from OpenVision exhausting operating loss carryforwards in certain foreign tax jurisdictions. To the extent that OpenVision continues generating taxable income in such tax jurisdictions, additional future tax provisions will be recorded.

     OpenVision believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include OpenVision's history of net losses since inception, OpenVision's limited profitability in recent periods, the fact that the market in which OpenVision competes is intensely competitive and characterized by rapidly changing technology, and the uncertainty regarding market acceptance of new versions of OpenVision's AXXiON products. OpenVision will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results. To the extent that OpenVision in the future determines that the deferred tax asset is realizable in whole or in part, OpenVision will include a credit for the effect of such realization, which may reduce OpenVision's operating results for subsequent periods.

FISCAL YEARS ENDED JUNE 30, 1994, 1995 AND 1996

    Net Revenue

     License Revenue. License revenue increased 98% to $21.5 million in fiscal 1996 from $10.8 million in fiscal 1995, when it decreased 6% from $11.5 million in fiscal 1994. The increase in fiscal 1996 was primarily the result of the continued growth in market acceptance of OpenVision's software products and introduction of new products. License revenue growth in fiscal 1996 also includes an increase in indirect sales (resellers, VAR's and OEM's). The decrease in fiscal 1995 was primarily attributable to OpenVision's disposal of a product line through an asset sale and, to a lesser extent, turnover in the sales force.

     Service Revenue. During fiscal 1996 service revenue increased 9% to $8.4 million from $7.7 million in fiscal 1995, when it increased 88% from $4.1 million in fiscal 1994. The increase in fiscal 1996 was primarily due to increased sales of service and support contracts in connection with new licenses and, to a lesser extent, renewal of service and support contracts relating to existing licenses, partially offset by a decrease in consulting revenue. The increase in fiscal 1995 was primarily due to increased sales of service and support contracts and, to a lesser extent, an increase in consulting and training services.

  Cost of Revenue

     Cost of License Revenue. Cost of license revenue decreased 20% to $1.4 million in fiscal 1996 from $1.8 million in fiscal 1995, when it decreased 83% from $10.6 million in fiscal 1994. Gross margin on license revenue was 93%, 84% and 8% in fiscal 1996, 1995 and 1994, respectively. The reduction in cost of license revenue in fiscal 1996 was primarily due to an absence of charges for purchased software amortization and, to a lesser extent, a greater percentage of revenue from products with lower royalty rates. Cost of license revenue included amortization of purchased software of $0.5 million and $8.8 million in fiscal 1995 and fiscal 1994, respectively. OpenVision does not expect further significant improvements in gross margin on license revenue.

     Cost of Service Revenue. Cost of service revenue decreased 52% to $2.2 million in fiscal 1996 from $4.6 million in fiscal 1995, when it decreased 7% from $4.9 million in fiscal 1994. Gross margin on service revenue was 74% in fiscal 1996, 41% in fiscal 1995, and negative 20% in fiscal 1994. The significant improvements in fiscal 1996 and fiscal 1995 were the result of a greater portion of service revenue attributable to higher margin service and support contracts and improved utilization of consulting and education resources. Non-billable consulting and educational services that were provided to certain customers in earlier periods was substantially decreased in fiscal 1996. The negative gross margin in fiscal 1994 was due to the large costs associated with providing such non-billable consulting and education services in anticipation of license sales, higher headcount and lower utilization of consulting and education resources. These non-billable services were not continued after the license revenue was recognized and were provided to facilitate market acceptance of OpenVision's products. OpenVision does not expect the provision of non-billable consulting and educational services to adversely affect its service gross margin in future periods, nor does OpenVision expect further significant improvements in gross margin from service revenue.

  Operating Expenses

     Selling and Marketing. Selling and marketing expenses of $15.8 million in fiscal 1996 were 2% higher than the $15.5 million incurred in fiscal 1995, which were up 9% from $14.2 million in fiscal 1994. Selling and marketing expenses decreased as a percentage of total net revenue to 53% in fiscal 1996 from 84% in fiscal 1995 and 91% in fiscal 1994. The increases in absolute dollars from fiscal 1995 to the current fiscal year, and from fiscal 1994 to fiscal 1995, were primarily related to the moderate expansion of the worldwide sales organization partially offset by a decrease in marketing expenses.

     Research and Development. Research and development expenses decreased 15% to $6.4 million in fiscal 1996 from $7.5 million in fiscal 1995, when it decreased 49% from $14.8 million in fiscal 1994. Research and development expenses have decreased as a percentage of total revenue, 21% in fiscal 1996, 41% in fiscal 1995 and 95% in fiscal 1994. Research and development expenses decreased in absolute dollars in fiscal 1996 and fiscal 1995 primarily due to the reduction of engineering personnel and consolidation of the number of development sites that OpenVision operates. Research and development expenses in fiscal 1994 reflect the significant number of acquisitions that took place in fiscal 1993 and fiscal 1994.

     General and Administrative. General and administrative expenses decreased 38% to $4.2 million in fiscal 1996 from $6.8 million in fiscal 1995, a 19% reduction from $8.4 million in fiscal 1994. General and administrative expenses as a percentage of revenue were 14%, 36% and 54% in fiscal 1996, 1995 and 1994, respectively. The decrease in absolute dollars and as a percentage of revenue in fiscal 1996 was primarily due to decreased staffing and restructuring in finance and administration. During fiscal 1996, OpenVision improved its collections and, as a result of this improvement and the write-off of specific accounts receivable, was able to reduce its allowance for doubtful accounts from $685,000 to $484,000, which had a favorable impact on operating results. The decrease in absolute dollars and as a percentage of revenue in fiscal 1995 was primarily the result of a reduction in personnel related in part to OpenVision's restructuring and, to a lesser extent, a reduction in the amortization of intangible assets.

     Acquired Technologies. Acquired technologies consists of nonrecurring charges for in-process research and development taken upon the acquisition of companies, divisions of companies or products and the write-off of purchased software costs related to certain acquired products that failed to generate adequate revenues. Acquired technologies charges totaled $3.3 million in fiscal 1994.

     Restructuring Charge. During fiscal 1994 and fiscal 1995, OpenVision implemented a restructuring plan involving a reduction of overlapping positions within OpenVision, consolidation of development centers, reorganization of the sales force and consolidation and centralization of certain operational activities as a result of integrating OpenVision's operations. The plan resulted in a reduction in the number of employees and vacating noncancelable operating leases. The amount charged to operations for restructuring activities was $1.4 million in fiscal 1994, which represented the accrual of estimated costs of severance compensation, benefits, noncancelable minimum lease payments, and other obligations.

     Income (Loss) from Operations. Losses from operations were $0.1 million, $17.7 million and $42.0 million in fiscal 1996, 1995 and 1994, respectively. The loss in fiscal 1994 included an acquired technologies charge of $3.3 million and the $1.4 million restructuring charge. Operating costs were progressively lower in fiscal 1995 and fiscal 1996 due, in large part, to OpenVision's restructuring.

     Other Income (Expense), Net. Other income (expense), net improved to a net expense of $0.4 million in both fiscal 1996 and fiscal 1995 from a net expense of $0.7 million in fiscal 1994. The fiscal 1996 net expense represents interest expense incurred on debt balances during the first three quarters of the year being partially offset by interest income being earned on cash balances in the last quarter of the year. The other expense, net decreased in fiscal 1995 from fiscal 1994 due to a $1.1 million gain on disposal of product partially offset by larger amounts of interest expense incurred on larger average debt balances and by lower amounts of interest income being earned on reduced cash balances. The fiscal 1994 other expense, net was due to interest expense incurred on debt balances partially offset by interest income. Fluctuations in foreign currency have not had a significant effect on OpenVision's results of operations.

     Income Taxes. At June 30, 1996, OpenVision had approximately $28.4 million of gross deferred tax assets comprised primarily of net operating loss carryforwards. OpenVision believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth selected unaudited consolidated results of operations data for each of the ten quarters in the period ended December 31, 1996. This information has been derived from unaudited consolidated financial statements of OpenVision that, in the opinion of management, reflect all recurring adjustments necessary to fairly present this information when read in conjunction with OpenVision's Consolidated Financial Statements and Notes thereto appearing in this Joint Proxy Statement/Prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                               QUARTER ENDED
                                                                (UNAUDITED)
                                ----------------------------------------------------------------------------
                                SEPT. 30,     DEC. 31,     MARCH 31,     JUNE 30,     SEPT. 30,     DEC. 31,
                                  1995          1995         1996          1996         1996          1996
                                ---------     --------     ---------     --------     ---------     --------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total net revenue.............   $  5,140     $  7,351      $ 7,834      $  9,570      $  8,208     $ 11,044
Income (loss) from
  operations..................     (1,703)         214          438           974          (310)         965
Net income (loss).............     (1,811)          30          235         1,036           116          974
Pro forma net income (loss)
  per share...................   $  (0.11)    $   0.00      $  0.01      $   0.06      $   0.01     $   0.05
Shares used in per share
  calculations(1).............     15,773       15,773       16,114        18,247        19,543       19,723

                                                  QUARTER ENDED
                                                   (UNAUDITED)
                                -------------------------------------------------
                                SEPT. 30,     DEC. 31,     MARCH 31,     JUNE 30,
                                  1994          1994         1995          1995
                                ---------     --------     ---------     --------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total net revenue.............   $  3,395     $  3,881      $ 5,035      $  6,213
Loss from operations..........     (6,707)      (6,209)      (2,819)       (1,928)
Net loss......................     (6,960)      (5,430)      (3,069)       (2,653)
Pro forma net loss per
  share.......................   $  (0.44)    $  (0.34)     $ (0.19)     $  (0.17)
Shares used in per share
  calculations(1).............     15,648       15,745       15,773        15,773

---------------
(1) Pro forma net income (loss) per share is computed using the same method as described in Note 1 of Notes to OpenVision's Consolidated Financial Statements.

     OpenVision has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results that may be caused by many factors, including, among others: the size and timing of orders; introduction or enhancement of products by OpenVision or its competitors; changes in pricing policy of OpenVision or its competitors; increased competition; technological changes in computer systems and environments; the ability of OpenVision to timely develop, introduce and market new products; quality control of products sold; market readiness to deploy systems management products for distributed computing environments; market acceptance of new products and product enhancements; seasonality of revenue; customer order deferrals in anticipation of new products and product enhancements; OpenVision's success in expanding its sales and marketing programs; personnel changes; foreign currency exchange rates; mix of products sold; acquisition costs; and general economic conditions. OpenVision's operating results are highly sensitive to the timing of larger orders. Orders typically range from a few thousand dollars to several hundred thousand dollars. In the quarter ended December 31, 1995, OpenVision recognized license revenue of $1.4 million related to one order. Revenue is difficult to forecast because the client/server systems management software market is an emerging market that is highly fragmented and subject to rapid change. OpenVision's revenue in its first fiscal quarter is typically lower than its revenue in the immediately preceding quarter ended June 30 due to seasonality in customer buying patterns and the structure of OpenVision's sales commission programs which can increase sales incentives in OpenVision's fourth fiscal quarter. OpenVision expects this seasonality to continue. OpenVision's sales cycle varies substantially from customer to customer. As a result of all of these factors, OpenVision believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. OpenVision has had net income only in the last three quarters of fiscal 1996 and in the first two quarters of 1997, and there can be no assurance that OpenVision will have net income in future quarters or on an annual basis. See "RISK
FACTORS -- Risks Relating to the Combined Company -- Fluctuating Operating Results."

     OpenVision's future revenue is difficult to predict, and OpenVision has in the past not achieved its revenue expectations. Because OpenVision generally ships software products within a short period after receipt of an order, it typically does not have a material backlog of unfilled orders, and revenue in any quarter is substantially dependent on orders booked and shipped in that quarter. In addition, OpenVision typically recognizes a significant portion of license revenue in the last two weeks of a quarter. OpenVision's expense levels are based, in part, on its expectations as to future revenue and to a large extent are fixed in the short term. OpenVision expects to increase expense levels in each of the next several quarters primarily to support increased sales and marketing efforts and research and development efforts. OpenVision is unable to adjust expenses in the short term to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to OpenVision's expectations or any material delay of customer orders would have an immediate adverse effect on its business, operating results and financial condition and on OpenVision's ability to achieve or maintain profitability. Due to all the foregoing factors, it is possible that in future quarters OpenVision's operating results may be below the expectations of public market analysts and investors. In such event, the price of OpenVision's Common Stock would be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     OpenVision's cash, cash equivalents and short-term investments totaled $30.6 million at December 31, 1996 and represented 66% of total assets. Cash and cash equivalents are highly liquid with original maturities of ninety days or less. Short-term investments consist mainly of investment grade commercial paper. At December 31, 1996, OpenVision had $0.5 million of long-term debt and stockholders' equity was approximately $33.2 million.

     Net cash provided from operating activities increased to $0.2 million in the six months ended December 31, 1996 from a net use of cash of $4.1 million in the six months ended December 31, 1995. The improvement in cash provided from operating activities resulted primarily from net income in the six months ended December 31, 1996, compared to a net loss in the six months ended December 31, 1995, and a $1.0 million increase in deferred revenue in the six months ended December 31, 1996.

     OpenVision's investing activities used cash of $5.9 million in the six months ended December 31, 1996 primarily from the purchase of short-term investments of $4.8 million, and capital expenditures of $1.0 million. OpenVision's investing activities used cash of $0.3 million in the six months ended December 31, 1995 and consisted primarily of capital expenditures.

     OpenVision believes that its current cash, cash equivalents, and short-term investment balances and cash flow from operations, if any, will be sufficient to meet OpenVision's working capital and capital expenditure requirements for at least the next twelve months. Thereafter, OpenVision may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to OpenVision.

                        BUSINESS OF THE COMBINED COMPANY

     New VERITAS has not conducted any substantial business activities to date, other than those incident to its formation, its execution of the Reorganization Agreement and related agreements and its participation in the preparation of this Joint Proxy Statement/Prospectus. Immediately following the consummation of the Merger, VERITAS will be reincorporated in Delaware and OpenVision will become a wholly-owned subsidiary of New VERITAS. Accordingly, the business of New VERITAS will be substantially similar to the businesses currently conducted by VERITAS and OpenVision. See "BUSINESS OF VERITAS" and "BUSINESS OF OPENVISION."

                              BUSINESS OF VERITAS

OVERVIEW

     VERITAS was incorporated in California on May 4, 1982. The principal executive offices of VERITAS are located at 1600 Plymouth Street, Mountain View, California 94043. The telephone number at that location is (415) 335-8000.

     VERITAS develops, markets and supports advanced storage management and high availability products for open system environments. VERITAS' products provide performance improvement and reliability enhancement features that are critical for many commercial applications. Some of the key features of storage management products include protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage the storage systems without interrupting users. The high availability products provide an automated failover between computer systems organized in clusters sharing disk resources.

     VERITAS initially introduced its storage management products in 1990 for the UNIX operating system. VERITAS currently markets these products primarily through OEMs that either bundle the products with every operating system licensed by such OEMs or offer them as an option. VERITAS generally receives a one-time source license fee upon entering into a license agreement with an OEM, as well as a user license fee each time the OEM licenses a copy of an operating system to a customer incorporating one or more of VERITAS' products. As of December 31, 1996, VERITAS had received user fees for its storage management products from approximately 25 OEMs that had commenced shipments of operating systems incorporating one or more of VERITAS' products and had contracted with an additional 25 OEMs that have not yet commenced shipments of operating systems incorporating such products. VERITAS continues to pursue license agreements with additional UNIX based OEMs for licensing VERITAS products and to pursue agreements to port (i.e., adapt) its products to other popular operating systems. VERITAS is currently adapting its Volume Manager product to run on Windows NT.

     A substantial portion of VERITAS' net revenues is derived from user license fees received from OEMs that incorporate VERITAS' products into their operating systems. VERITAS' license agreements generally do not impose minimum sale obligations on the OEMs and, accordingly, the OEMs have no obligation to ship VERITAS' products. In addition, VERITAS has no control over the shipping dates or volumes of systems shipped by its OEM customers, and therefore there can be no assurance that any OEM will ship operating systems that incorporate VERITAS' products in the future. Failure of VERITAS' OEMs to achieve significant sales of systems incorporating VERITAS' storage management products and fluctuations in the timing and volume of such sales could have a material adverse effect on VERITAS' operating results and financial condition.

     A key element of VERITAS' strategy is to mitigate the risks of reliance on OEM customers by expanding distribution of its products through non-OEM channels such as distributors, integrators, resellers and direct sales. During 1994, VERITAS began to expand the distribution of its products that operate on Sun Microsystems' Solaris version of the UNIX operating system through non-OEM channels. As of December 31, 1996, VERITAS had over 100 resellers worldwide, accounting for approximately 25% of VERITAS' sales in 1996. VERITAS has no control over the amount of products that are sold through these channels and there is no assurance that such channels' customers will continue to purchase VERITAS' products. VERITAS will no longer be distributing the VERITAS FirstWatch product through an exclusive distributor, therefore, VERITAS will need to substantially expand its development, sales and marketing efforts with respect to the VERITAS FirstWatch product to establish alternative distribution channels and to provide support to existing and new customers of this product which will require the expenditure of substantial resources and the hiring of additional personnel.

     The introduction and marketing of non-OEM versions of VERITAS' products has required it to utilize additional types of distribution channels. The establishment and expansion of these distribution channels has required the expenditure of substantial resources and the need for additional personnel. VERITAS has also added marketing personnel for these distribution channels. There can be no assurance that VERITAS will have the necessary resources to establish and expand these new distribution channels successfully. See "RISK FACTORS -- Risks Relating to the Combined Company -- New Distribution Channels."

     Any substantial decrease in VERITAS' revenues will materially and adversely affect its operating results since most of VERITAS' manpower and other expenses are fixed and cannot be adjusted rapidly to compensate for a substantial decrease in revenues.

     VERITAS' ViSTA software quality tools product line, which enabled application and system software developers to improve the accuracy, completeness and efficiency of their software testing process, was sold to CenterLine on March 31, 1995.

     On April 1, 1996, VERITAS acquired all of the outstanding capital stock of ACSC, a company which had developed technology for the operation and management of removable media volumes, devices and repositories, for a total cost of approximately $3.5 million. Of the total charge, $2.2 million was allocated to in-process research and development which was expensed in the second quarter of 1996 and approximately $1.3 million was allocated to acquired intangibles which will be amortized over a three to five year period. Total cash outflows in 1996 related to this purchase were $3.5 million. VERITAS has agreed to pay the sole shareholder of ACSC, together with certain other persons, a royalty on certain future product revenue derived from the assets acquired. The royalty will be based on product shipments beginning in the third quarter of 1997 and will be payable over a five year period up to a maximum of $2.5 million.

PRODUCTS

     VERITAS' products primarily operate with certain versions of the UNIX operating system. VERITAS' future success will depend, in significant part, on its ability to develop new features and functionality for existing products and port its products to and distribute products for other operating systems, such as Windows NT. There can be no assurance that VERITAS' current and future porting efforts will be successful.

  Products

     VERITAS currently offers the following core products for various versions of the UNIX operating system: VERITAS Volume Manager, VERITAS File System, VERITAS Visual Administrator, VERITAS Cluster Volume Manager, VERITAS FirstWatch, VERITAS VxReliant, VERITAS Media Librarian, Accelerator for NFS, VERITAS SmartSync, VERITAS Quick I/O Database Accelerator and suites of these products (ServerSuites) tailored to specific system server markets. These products offer many features that are critical for commercial UNIX applications.

     VERITAS Volume Manager (VxVM). VxVM provides protection against data loss due to disk failure, permits the acceleration of system performance by allowing files to be spread across multiple disks and allows the system administrator to reconfigure data locations without interrupting users. The technology incorporated into VxVM provides a virtual software layer on top of the underlying physical disks connected to the system. Among the features that VxVM provides are spanning (allowing segments of user data to span multiple physical disks and thereby overcome physical disk size limitations), mirroring (allowing duplication of data on separate disks for uninterrupted operations after disk failure), striping (interleaving data storage across multiple disks to increase performance by providing multiple I/O data access points), and Raid-5 (striping with addition of redundant data, for uninterrupted operations after disk failure).

     VERITAS File System (VxFS). VxFS enables fast (generally within seconds) system recovery from operating system failure or disruption. It also allows on-line performance tuning, file system defragmentation, file system reconfiguration and file system back-up to be conducted without interrupting users' access to files. Through the application of advanced journaling technology, VxFS is designed to ensure that metadata (information describing the location, size and attributes of files) is maintained in a consistent and correct state in the event of system failure or disruption. In addition, VxFS incorporates advanced extent-based file space allocation algorithms that can accelerate file access rates, thereby providing enhanced system performance. Extent-based algorithms are particularly critical in applications that require access to large, clustered or sequentially accessed files.

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

     VERITAS Visual Administrator (VxVA). VERITAS Visual Administrator is a graphical interface tool which manages the VERITAS Volume Manager and general file systems (including VxFS). VxVA is based on the OSF/Motif graphical interface and allows an administrator to display and manipulate VERITAS Volume Manager and file system objects. By implementing the use of color, monitoring capabilities and user-definable default settings, VxVA provides an effective environment for day-to-day disk administration.

     VERITAS Cluster Volume Manager (VxCVM). Added as an extension to VERITAS Volume Manager for parallel applications such as the Oracle Parallel Server, VxCVM offers the same functionality as VxVM in a cluster of systems that can all read and update the same data concurrently. VxCVM ensures atomic (all or none) configuration updates and error event notification to all participating servers. This guarantees consistent data and configuration updates, even in the event of a system failure. For example, in the event of an Oracle Parallel Server mirrored disk failure, all participating servers must atomically "see" the failure. Without VxCVM, there is a chance that the error would only be seen by one server, resulting in the Oracle Parallel Server delivering incorrect data.

     VERITAS FirstWatch. VERITAS FirstWatch adds high availability capabilities to open system servers, making it possible to provide highly reliable network services to users of client/server applications, including Sun Microsystems' NFS file service and databases. VERITAS FirstWatch automates the failover of services to designated backup systems when systems and subsystems fail or become unavailable.

     VERITAS VxReliant. VERITAS VxReliant software allows computer systems to be organized in clusters with multiple computers sharing disk resources. These clustered configurations allow for parallel processing, which increases the amount of computing power which is applied to a shared disk resource. In addition, the software continuously monitors the "health" of the multiple computers in the cluster. In the event one computer node fails, VERITAS VxReliant reconfigures the cluster workload to ensure critical applications continue to run.

     VERITAS Media Librarian. VERITAS Media Librarian operates and manages all types of removable media volumes, devices and repositories. It provides a secure way to share robotic libraries and media among multiple simultaneous applications. VERITAS Media Librarian provides a simple interface to access and monitor removable media in a heterogeneous network of servers and clients that eliminates the need to deal with media types, device drivers and location information. VERITAS Media Librarian provides protection against data loss, enhances data accessibility and availability and reduces storage management costs, in a scalable and cost effective manner.

     Accelerator for NFS. The Accelerator for NFS is an extension to the VxFS and enhances performance of Sun Microsystems' NFS. The Accelerator takes information that would have been logged in the VxFS intent logs and uses a single log on a separate device. Multiple file system logs can be consolidated and accessed sequentially on one or many of these accelerator volumes, removing the head movement latency costs associated with writing file system intent logs.

     VERITAS SmartSync. VERITAS SmartSync was jointly developed with Oracle and is licensed as a product option of the VERITAS Volume Manager. This product allows Oracle redo logs to drive resynchronization of VERITAS Volume Manager mirrors to cut down mirror resynchronization time to less than a minute as opposed to hours. Resynchronization takes as long as the redo log replay. This functionality works with Oracle 7.3.2 and later.

     VERITAS Quick I/O Database Accelerator. VERITAS Quick I/O Database Accelerator allows databases to run on a VERITAS file system at the same speed as on a raw device. The database views the file system as a raw device and the system administrator sees it as a file system. Therefore, an administrator can get the speed of raw device with the manageability of a file system.

     VERITAS ServerSuite. VERITAS ServerSuite is an integrated suite of products, optimized to provide customers with complete data storage management solutions optimized for specific server environments including Sun Microsystems' NFS, Web servers and database servers. VERITAS ServerSuite NFS Edition provides increased NFS performance and availability on commodity servers. At this time, three editions of ServerSuite are available to support NFS servers, Web servers and Oracle database servers.

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     To date, VERITAS' products have been licensed primarily to OEMs that sell either UNIX or NT operating systems incorporating VERITAS' products. VERITAS also licenses its products through non-OEM channels, made up primarily of resellers. Tandem accounted for 13% of total net revenues in 1994, Novell accounted for 13% of total 1995 net revenues and Digital Equipment Corporation accounted for 11% of total 1995 net revenues. No customer accounted for more than 10% of total net revenues in 1996. See "SELECTED INFORMATION WITH RESPECT TO VERITAS -- Certain Transactions." VERITAS relies on a significant percentage of certain key OEM accounts for its revenue. Failure of the OEMs to achieve significant sales of systems incorporating VERITAS' products and fluctuations in the timing and volume of such sales could have a material adverse effect on VERITAS' operating results and financial condition.

SALES, MARKETING AND CUSTOMER SUPPORT

     VERITAS markets its products through OEMs and other distribution channels. OEMs incorporate the products into their operating systems on a bundled basis or license them to third parties as an option product. In most cases, VERITAS receives a user license fee for each copy sublicensed by the OEM to third parties. In some cases, as with Microsoft, VERITAS has licensed a limited version of its products without receiving such royalties, in exchange for establishing an installed base platform to which VERITAS can offer its full feature products.

     During 1996, VERITAS continued to build its sales, marketing and customer support organization with a focus on delivery of its products to resellers, integrators and end users. In addition, VERITAS established a sales subsidiary in Japan during 1996. As of December 31, 1996, VERITAS had 41 sales and marketing employees including four employees of VERITAS' sales subsidiary in Japan, and had 14 customer support employees. VERITAS expects to increase the number of its sales, marketing and customer support employees in the future in order to expand its direct sales efforts to resellers and end users and, through the Merger, VERITAS will acquire sales and service offices in Canada, England, Germany and France. There can be no assurance that VERITAS will have the necessary resources, or that it will be able to establish and expand these new distribution channels successfully or that it will be able to integrate the sales and marketing efforts of VERITAS and OpenVision successfully. VERITAS expects to hire additional sales employees in these regions in 1997.

     VERITAS supports and services all of its products under annual maintenance agreements with its customers. Customers of VERITAS' products typically enter into fixed fee, renewable annual maintenance agreements with VERITAS that provide for technical and emergency support as well as minor product upgrades free of charge. VERITAS also supports its direct end-user customers through annual maintenance agreements that provide for technical support and minor product upgrades.

COMPETITION

     The markets in which VERITAS competes are intensely competitive, highly fragmented and rapidly changing and, in order to compete, VERITAS must enhance current products, enhance the operability of its products with one another and develop new products in a timely fashion. VERITAS' principal competition in the market for storage management products is from internal development groups of current and prospective OEMs, including operating system vendors and computer manufacturers, many of which have substantial internal programming resources and are capable of developing specific operating system level products for their own needs. In addition, certain operating systems vendors have already incorporated storage management capabilities into their operating system, such as IBM for its AIX system, which reduces such vendors' need for VERITAS' products. Among the OEMs who have included storage management capabilities in their operating systems are Sun Microsystems for its Solaris system, Digital Equipment Corporation for its ULTRIX system, Hewlett-Packard for its HP-UX system and Microsoft for Windows NT. VERITAS also directly competes with other third party software vendors such as OpenVision and Qualix Group, Inc. with respect to its high availability products and indirectly competes with hardware companies offering disc arrays and host adapters. Each of these competitors offer products that incorporate certain of the features provided by VERITAS' products. From time to time, VERITAS encounters competition from system OEMs who attempt to market their technology to their customers as a means of recovering their development costs.

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Furthermore, VERITAS is facing or could face competition from disk controller and disk subsystem manufacturers who have included or may include features which are similar to those offered by VERITAS' products.

RESEARCH AND DEVELOPMENT

     VERITAS' current research and development activities are primarily directed toward porting its current products to other operating systems, such as Windows NT, developing enhancements of its current products and developing new products. These development activities include:

     Enhancing VERITAS Visual Administrator. VERITAS is creating a new generation of VERITAS Visual Administrator that allows for visual management of very large numbers of disk and data storage devices and management of storage devices attached to multiple computer systems. The new product will use Java and Web browser technology to be easily portable and usable in networked environments, and will work with multiple applications, including VERITAS FirstWatch.

     Enhancing VERITAS Volume Manager, VERITAS File System and VERITAS FirstWatch. VERITAS is developing product extensions to the VERITAS Volume Manager, VERITAS File System and VERITAS FirstWatch products to further enhance data access performance and automate reconfiguration of data in order to simplify system administration. VERITAS continues to adapt these products to new platforms.

     Adapting VERITAS' products and technologies to Windows NT. VERITAS is adapting the VERITAS Volume Manager product to run on Windows NT and has begun a study to adapt the VERITAS File System, Cluster File System and Cluster Volume Manager technology to Windows NT.

     Developing the Archimedes Tool. VERITAS is developing the Archimedes performance utility tool which will work in conjunction with VERITAS Volume Manager. The benefit of this product is that it will provide suggestions on how to optimize the storage layout to obtain the highest level of system performance based on the current system usage. This product will identify the busiest and least busy disks and volumes. It will provide an analysis as to which disks and volumes are causing problems and how to alleviate these problems. The Archimedes graphical user interface will be Java and browser-based.

     Developing VERITAS ServerSuites. VERITAS is developing new, enhanced releases of its existing server suite edition and new versions of its products to support the Sybase and Informix databases.

     In August 1996, VERITAS entered into an agreement with Microsoft pursuant to which VERITAS has agreed to develop a functional subset of the VERITAS Volume Manager product to be ported to and embedded in Windows NT. The agreement also requires VERITAS to develop a disk management graphical user interface designed specifically for Windows NT. Microsoft has agreed to fund a significant portion of the development expenses for this product payable in quarterly increments. In order to perform under the agreement, VERITAS has hired additional personnel with expertise in the Windows NT operating system environment and will be required to devote substantial capital investment and resources to successfully complete this project. There can be no assurance that VERITAS will have the resources necessary to perform its obligations under the Microsoft agreement in a timely and efficient manner or that its development efforts will be successful.

     At December 31, 1996, the Company's research and development staff consisted of 80 employees located at the Company's Mountain View, California headquarters. In addition, in April 1996, the Company formed a subsidiary in Pune, India and hired certain research and development employees who were previously employed by a company which was an independent development contractor for the Company. At December 31, 1996, 21 research and development staff were employed by this subsidiary. This foreign development group subjects the Company to a number of risks inherent in international operations, including the possible imposition of governmental controls, difficulties in managing international operations and lower levels of intellectual property protection. See "RISK FACTORS -- Risks Relating to the Combined Company -- Risks Associated with International Operations."

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

     In 1994, 1995 and 1996, research and development expenses were approximately $4.6 million, $6.4 million and $10.5 million, respectively. VERITAS believes that technical leadership is essential to its success and expects that it will continue to spend substantial funds on research and development. VERITAS continues to make substantial investments in undisclosed new products, which may or may not be successful. There can be no assurance that any research and development efforts will be successfully completed or that future products will be available on a timely basis or achieve market acceptance. VERITAS must hire additional research and development personnel for timely completion of new products, including the adaptation of its products to Windows NT. The market for such personnel is very competitive and there can be no assurance that they can be hired on a timely basis. VERITAS will often consider acquiring and purchasing technology to achieve certain of its objectives. However there can be no assurance that this can be accomplished successfully.

PROPRIETARY RIGHTS

     VERITAS regards certain features of its internal operations, software and documentation as proprietary and relies on contract, copyright, trademark and trade secret laws, confidentiality procedures and other measures to protect its proprietary information. VERITAS currently holds no patents applicable to its current business, although it has filed several applications for patents and existing copyright and trade secret laws afford only limited protection.

     As part of the confidentiality procedures, VERITAS generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and license agreements with respect to its software, documentation and other proprietary information.

     Such licenses are generally non-transferable and have a perpetual term. VERITAS may sometimes make source code available for certain of VERITAS' products. The provision of source code may increase the likelihood of misappropriation or other misuse of VERITAS' intellectual property. VERITAS also licenses some of its products pursuant to shrink wrap licenses that are not signed by licensees and therefore may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect VERITAS' proprietary rights to the same extent as do the laws of the United States. There can be no assurance that VERITAS' protection of its proprietary rights will be adequate or that VERITAS' competitors will not independently develop similar technology. See "RISK FACTORS -- Dependence on Proprietary Information; Risks of Infringement."

     VERITAS is not aware that its products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, from time to time, VERITAS receives notices from third parties asserting that VERITAS has infringed their patents or other intellectual property rights. VERITAS may find it necessary or desirable in the future to obtain licenses from third parties relating to one or more of its products or relating to current or future technologies. There can be no assurance that third parties will not assert infringement claims against VERITAS in the future with respect to current or future products or that any such assertion will not require VERITAS to enter into royalty arrangements or result in costly litigation. As the number of software products in the industry increases and the functionality of these products further overlap, VERITAS believes that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend. See "RISK
FACTORS -- Dependence on Proprietary Information; Risks of Infringement."

EMPLOYEES

     As of December 31, 1996, VERITAS had 175 full-time employees, including 101 in product development, 41 in sales and marketing and 14 in customer support and 19 in finance and administrative services. VERITAS and its employees are not parties to any collective bargaining agreement, and VERITAS believes that its relations with its employees are good. VERITAS believes that its future success will depend in part on its continued ability to hire and retain qualified personnel. There can be no assurance that VERITAS will be successful in attracting and retaining sufficient numbers of qualified personnel to conduct its business in the future.

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

FACILITIES

     During 1995, VERITAS leased approximately 59,000 square feet of office space in a multi-tenant building in Mountain View, California under a lease which expires on January 31, 2002. The Company's Indian subsidiary also leases approximately 4,000 square feet of office space in Pune, India under a month-to-month lease. See Note 4 of Notes to Consolidated Financial Statements of VERITAS.

LEGAL PROCEEDINGS

     Except as described below, VERITAS is not a party to any material legal proceedings.

     A reseller of VERITAS, Qualix Group, Inc., filed a complaint against VERITAS in the Superior Court of the State of California, County of Santa Clara on October 25, 1996, alleging breach by VERITAS of the terms of a reseller agreement with respect to the FirstWatch product. The complaint seeks compensatory damages in excess of $25,000 and an unspecified amount of punitive damages. VERITAS believes these allegations are without merit and intends to vigorously defend against same. Nevertheless, the costs of defense, regardless of outcome, could have an adverse effect on the results of operations and financial condition of the Combined Company. In addition, VERITAS has filed a cross-complaint against such reseller alleging breach by the reseller of the reseller agreement seeking general and punitive damages, as well as injunctive relief. This matter has been submitted for arbitration.

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

                             BUSINESS OF OPENVISION

OVERVIEW

     OpenVision provides systems management applications and services for client/server computing environments. OpenVision's AXXiON (pronounced "action") products address three essential areas of systems management -- storage, operations and security. OpenVision's scalable products can be used independently and certain products can be combined to provide interoperable client/server systems management solutions. AXXiON products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost-effectively by increasing system administrator productivity and system availability. OpenVision's largest customer installation to date consists of more than 7,000 nodes in a heterogeneous hardware and software environment. OpenVision also provides a comprehensive range of services to assist customers in planning and implementing systems management solutions. OpenVision has licensed its AXXiON applications to more than 800 customers.

PRODUCTS AND SERVICES

  Products

     OpenVision provides a broad range of client/server systems management software that performs storage, operations and security management functions across multiple hardware platforms, operating systems, relational databases and networks. OpenVision's three systems management software product lines include ten principal products:

     STORAGE                      OPERATIONS                       SECURITY
-----------------  ----------------------------------------  --------------------
AXXiON-NetBackup   AXXiON-Event Manager                      AXXiON-SecureMax
AXXiON-HSM         AXXiON-HA                                 AXXiON-Authenticate
                   AXXiON-Scheduler                          AXXiON-Authorize
                   AXXiON-Performance Manager
                   AXXiON-Xfer

     OpenVision licenses its products on a perpetual, fully-paid and non-assignable basis. The North American prices of OpenVision's products range from $3,200 to $20,000 per server and from $50 to $5,000 per client. Pricing is based on a combination of the complexity and functionality of the product and the number of nodes in a system. OpenVision's services, including maintenance and technical support, consulting and training, are priced separately.

     Most of OpenVision's products are available on a variety of operating system platforms, including Sun Microsystems' Solaris, Hewlett-Packard's UX, IBM's AIX, Digital Equipment's OSF/1 and OpenVMS and Intel-based platforms running Windows NT (all Win32 derivatives). In addition, intelligent agents are provided for Sequent's PTX, Silicon Graphics Inc.'s IRIX, Santa Cruz Operations' UNIX, Microsoft's Windows, UNIX vendors, Apple's MAC OS, DOS and Novell's NetWare.

     Certain OpenVision applications are designed to manage the following relational databases: Oracle7, Sybase System10 and Informix database releases 6 and 7. Because most mission-critical applications today require one of these relational databases for its storage of business data, the management of these databases has become a necessary requirement in the marketplace.

     Certain OpenVision applications are integrated with the following network management platforms: HP's OpenView, IBM's SystemView, Cabletron's Spectrum and Sun Solstice. Network manager integration allows for the administration of network and system management from a single centralized interface affording the administrator with a complete view of their distributed environment.

  Storage Management

     OpenVision provides solutions for five major functional areas of storage management: file system backup, restore and archive; database backup; HSM; and media management. OpenVision's storage management

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

products are designed to provide scalable storage management capabilities to users in diverse, client/server computing environments that can be managed from a single location. The scalable architecture permits customers to manage from a few to several thousand client nodes and expand the system as storage management needs increase. OpenVision's largest installation is currently managing over 7,000 nodes in a heterogeneous hardware and software environment. OpenVision's products provide disaster recovery backup and handle long-term storage needs with common interfaces and policy management. These products manage data migration throughout an enterprise to help maximize the efficiency and cost utilization of storage hardware.

     OpenVision's storage products accounted for 70% and 51% of OpenVision's license revenue in the six months ended December 31, 1996 and 1995, respectively. See "RISK FACTORS -- Risks Relating to the Combined
Company -- Increasing Product Concentration; Dependence on Growth of Storage Management Software Market."

     OpenVision's storage management products include the following:

     AXXiON-NetBackup -- Reduces the workload for systems administrators of heterogeneous platforms by providing easily configured centralized backup scheduling, user-directed backups and restores, automated distribution and installation of client software over the network, and easy configuration of clients. AXXiON-NetBackup has a database extension that provides comprehensive on-line and hot database backup for Oracle, Sybase and Informix databases that can be acquired and deployed by customers on an as-needed basis.

     AXXiON-HSM -- Automatically moves data between file systems and storage devices supporting most disk, tape, optical and robotics devices. AXXiON-HSM is a server-based, policy driven migration tool that works in conjunction with AXXiON-NetBackup. AXXiON-HSM has an enterprise extension that provides a simple, cost-effective means to transparently migrate, purge and cache files between file systems on various platforms.

  Operations Management

     OpenVision's operations management products are designed to maintain the smooth operation of large numbers of distributed systems in heterogeneous environments, with minimal human intervention. These products address the principal functional areas of operations management, including problem event management, software distribution, job scheduling, performance monitoring and analysis, and failover and restart services. These products provide automated, "lights out" event-driven solutions for distributed environments. They offer centralized management using single-screen real-time views of essential performance parameters on large numbers of systems across heterogeneous platforms.

     OpenVision's operations management products include the following:

     AXXiON-Event Manager -- Allows event-driven automation and monitoring of critical system, database and application activities and automatic error correction through its intelligent agent technology. Users can set thresholds and alarms to monitor processor, swapping, memory, network and I/O activity. When a threshold has been reached, AXXiON-Event Manager can take automatic corrective action or alert an administrator by e-mail or page. This product has a scalable architecture and centralized administration. OpenVision's largest installation is currently monitoring over 900 heterogeneous server nodes at multiple locations.

     AXXiON-HA -- Provides HA protection for systems, databases and applications and reduces the danger of service interruptions to mission-critical applications. The product allows users to automatically switch services to another server, monitor services on their primary server, and start, restart or stop services as their needs require.

     AXXiON-Scheduler -- Allows users to automate routine scheduling tasks in a distributed environment. Unlike standard UNIX, AXXiON-Scheduler offers a user-friendly screen-based navigation system.

     AXXiON-Performance Manager -- Allows users to have a single-screen view of many different real-time and historical performance parameters for a large number of heterogeneous systems and databases. The product's event-driven architecture lets users set relevant thresholds and uses a graphical representation of the

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

distributed configuration to notify users when a performance problem is imminent. The user can customize the data collection agents to display the historical performance data needed to track, isolate and resolve performance problems in a distributed environment.

     AXXiON-Xfer -- Automates deployment of software from a central point to computers across the network and monitors the installation process. The product also provides reliable error recovery, record keeping and application security. OpenVision distributes and packages this product under a non-exclusive licensing agreement with a third party.

  Security Management

     OpenVision's security management products provide three key elements for security in distributed computing environments -- authentication, authorization and auditing. Authentication ensures that users signing on to the network are who they say they are. Authorization ensures that users obtain access only to the data and resources to which they are entitled. Auditing provides activity reporting and can be used to identify and correct potential security weakness.

     OpenVision's security management products include the following:

     AXXiON-SecureMax -- Centrally audits security of UNIX, Windows NT and OpenVMS operating systems by determining the security status of each system and reporting its vulnerabilities. AXXiON-SecureMax has a broad range of reports and analysis tools that help identify exposures, allowing them to be resolved quickly.

     AXXiON-Authenticate -- Provides authentication, message integrity and message confidentiality services that can be administered through a graphical user interface. This product is based on the MIT Kerberos model, the industry standard for authentication. Based on discussions with the U.S. State Department, OpenVision believes that it is one of the first companies to obtain an export license from the U.S. State Department that provides for distribution of a product based on the MIT Kerberos model without requiring separate export approval for each order.

     AXXiON-Authorize -- Allows a security administrator to centrally control system access for a network, including login access, super-user access and password controls. Only minimal technical knowledge is required to customize policies for individuals or groups.

  Services

     OpenVision's customer service and support organization provides customers with maintenance, technical support, consulting and training services. OpenVision believes that providing a high level of customer service and technical support is critical to customer satisfaction and OpenVision's success. Most of OpenVision's customers currently have support agreements with OpenVision. The OpenVision service group provides the following services:

     Maintenance and Technical Support. OpenVision offers 7 day-a-week, 24-hour telephone support as well as electronic mail and fax customer support. Additional customer support is provided by some of OpenVision's VARs, system integrators and OEMs. Initial product license fees do not cover maintenance. Customers are entitled to receive new software releases, maintenance releases and support for an annual fee.

     Consulting. OpenVision believes that most customers need assistance before product selection and not just for the implementation of purchased products. Therefore, OpenVision offers strategy and analysis consulting services for planning the management and control of client/server computing in their specific environment. In addition, OpenVision offers services to assist customers with product implementation. As part of its broad range of services, OpenVision believes it offers particular expertise in analyzing network security threats and security policy integrity.

     Training. OpenVision offers on-site training to its customers to help them optimize their use of OpenVision's products in their specific environment and to assist customers in developing a general expertise in systems management.

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

     Warranty. OpenVision provides, for an additional fee, a 180-day warranty for licensed software pursuant to which OpenVision is obligated to repair or replace software found to be defective during the warranty period.

MARKETING, SALES AND DISTRIBUTION

     OpenVision markets the AXXiON products and associated services through a combination of direct sales and indirect channels (resellers, VARs, hardware distributors, application software vendors and systems integrators). As of December 31, 1996, OpenVision's North American sales, marketing and consulting force consisted of 77 employees, including 19 pre-sales engineers that provide technical sales assistance. To date, the majority of OpenVision's revenue has been derived from direct sales. Internationally, OpenVision markets its products through a direct sales force of 14 persons as of December 31, 1996 located in Europe and the Americas and approximately 20 resellers as of December 31, 1996 located in Europe, Asia Pacific, South America, Mexico and the Middle East. OpenVision currently has sales and service offices in the United States, Canada, England, Germany and France. OpenVision uses direct mail campaigns, product seminars, trade shows, public relations and joint partner marketing events to support marketing activities.

     International revenue (from sales outside the United States and Canada) accounted for 36%, 31%, 29% and 9% for the six months ended December 31, 1996 and the fiscal years ended June 30, 1996, 1995 and 1994, respectively. OpenVision believes that its success depends upon continued expansion of its international operations. OpenVision intends to continue to expand its global sales and marketing infrastructure and expects to generate an increasing percentage of revenue through indirect sales. See Note 10 of Notes to OpenVision Consolidated Financial Statements for a summary of operating information and certain year-end balance sheet information by geographical region.

RESEARCH AND DEVELOPMENT

     Since its inception, OpenVision has made substantial investments in product development. In fiscal 1996, 1995 and 1994, OpenVision's total research and development expenses were approximately $6.4 million, $7.5 million and $14.8 million, respectively. To date, OpenVision has not capitalized any software development costs.

     OpenVision anticipates that it will continue to commit substantial resources to research and development. OpenVision believes that its future success will depend in large part on its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological developments and emerging industry standards.

     Customer requirements include, but are not limited to, operability across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. For example, as certain of OpenVision's customers start to utilize Windows NT or other emerging operating platforms, it will be necessary for OpenVision to enhance its AXXiON products to operate on such platforms in order to meet these customers' requirements. There can be no assurance that OpenVision's products will achieve market acceptance or will adequately address the changing needs of the marketplace or that OpenVision will be successful in developing and marketing enhancements to its existing products or new products incorporating new technology on a timely basis. If OpenVision is unable to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, OpenVision's business, operating results and financial condition will be materially and adversely affected.

     OpenVision has a number of ongoing development projects. There can be no assurance that the features incorporated in recent product releases are the features required to achieve market acceptance. In addition, OpenVision is conducting ongoing research and development of new and improved software products. OpenVision believes that it will need to devote significant time and resources to these efforts, and no assurance can be given that such efforts will be successful. From time to time OpenVision or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of OpenVision's existing products. There can be no assurance that announcements of currently planned or other new products will not cause customers to defer purchasing existing Company products. OpenVision has from time to time in the past experienced delays of up to several months due to the complex nature of software developed by OpenVision. While OpenVision cannot quantify the effect of such delays, it believes that such delays may have resulted in lost or delayed revenues and lost customers. There can be no assurance that OpenVision will not experience delays in connection with its current product development or future development activities. Delays similar or greater or difficulties associated with new product introductions or product enhancements could have a material adverse effect on OpenVision's business, operating results and financial condition.

COMPETITION

     The market for client/server systems management software is intensely competitive, highly fragmented and characterized by rapid technological developments, evolving standards and rapid changes in customer requirements. To maintain and improve its position in this market, OpenVision must continue to enhance current products, enhance the operability of its products with one another and develop new products in a timely fashion. OpenVision competes primarily with: (i) hardware and software vendors that offer a management platform or framework to support vendor-created and third-party systems management applications; (ii) vendors that provide systems management software for the mainframe environment and are migrating their products to the client/server environment; (iii) vendors that provide "point" products that address specific problems and offer specific functionality, such as job scheduling or security audit tools; and (iv) vendors that provide integrated and interoperable solutions. OpenVision believes that its principal competitors that offer products in all of its product areas -- storage, operations and security -- are Computer Associates International, Inc., Hewlett-Packard Company, IBM Corporation, PLATINUM technology, inc. and several smaller private companies. OpenVision believes that additional principal competitors with respect to each of OpenVision's three product areas include Legato Systems, Inc. and Spectra Logic for storage; Novadigm, Inc., Tivoli Systems Inc. (which has been acquired by IBM Corporation), BMC Software, Inc., Compuware Corporation and Sun Microsystems for operations; and Axent Technologies and Cybersafe Corporation for security. In competing with hardware vendors, OpenVision may be at a competitive disadvantage because hardware vendors are able to package combination, of hardware and software, thereby offering the customer a single-vendor solution at a lower total cost.

     The principal competitive factors affecting the market for OpenVision's products are ease of use, functionality and features, product quality, product architecture, breadth of distribution, price, ability to export its products, customer support and name recognition. In the future, OpenVision will be required to respond promptly and effectively to the challenges of technological change and its competitors' innovations. There can be no assurance that OpenVision will be able to provide products that compare favorably with the products of OpenVision's competitors or that competitive pressures will not require OpenVision to reduce its prices.

PROPRIETARY RIGHTS

     OpenVision relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. Presently, OpenVision has no patents, three patent applications on file, and intends to continue filing patent applications in the future. As part of its confidentiality procedures, OpenVision generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and license agreements with respect to its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use OpenVision's products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of OpenVision's products is difficult and, although OpenVision is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In selling its products, OpenVision relies on both signed license agreements and "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that OpenVision's protection of its proprietary rights, including any patent that may be issued, will be adequate or that OpenVision's competitors will not independently develop similar technology, duplicate OpenVision's products or design around any patents issued to OpenVision or other intellectual property rights.

     OpenVision is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by OpenVision with respect to current or future products. OpenVision expects that software product developers will increasingly be subject to such claims as the number of products and competitors in OpenVision's industry segment grows and the functionality of products in the industry segment overlaps.

EMPLOYEES

     As of December 31, 1996, OpenVision had 253 full time employees, including 89 in research and development, 116 in sales, marketing and consulting, 21 in technical support and 27 in general and administrative functions. OpenVision's future performance depends to a significant degree upon the continued service of its key members of management, as well as marketing, sales, consulting and product development personnel, none of whom are bound by an employment contract, and its ability to attract and retain highly skilled personnel in these areas. Competition for such personnel is intense, and there can be no assurance that OpenVision can retain its key employees or that it will be successful in attracting, assimilating and retaining such personnel in the future. None of OpenVision's employees are represented by a labor union. OpenVision has not experienced any work stoppages and considers its relations with its employees to be good.

PROPERTIES

     OpenVision's headquarters are located in 16,406 square feet of leased office space in Pleasanton, California. The lease expires in March 1997 and includes one three-year renewal option held by OpenVision. OpenVision leases 14 other offices with a total of approximately 68,960 square feet in the United States, Canada, France, Germany and the United Kingdom, with various expiration dates through October 2001. This does not include a lease on one facility that is no longer being used by OpenVision and on which the associated remaining costs were accrued in November 1994. OpenVision believes that its existing facilities are adequate and that sufficient additional space will be available as needed in the cities where it is located.

LEGAL PROCEEDINGS

     In connection with the acquisition by OpenVision of ten companies, divisions of companies or products between October 1992 and July 1993, OpenVision entered into agreements with certain sellers providing for the payment of software royalties. From time to time disputes have arisen with the certain of these sellers regarding the calculation of the royalties and the obligations of OpenVision under these agreements. There is currently one dispute that is unresolved, although no formal claims have been filed. OpenVision believes that the allegations of this seller have no merit and plans to vigorously defend any formal claims filed by this person. While the outcome of any formal claims cannot be determined with certainty, OpenVision does not believe that the resolution of these claims will have a material adverse effect on OpenVision's business, operating results or financial condition. OpenVision is not a party to any other litigation that would have a material adverse effect on OpenVision's business, operating results or financial condition.

     OpenVision's license agreements with customers typically contain provisions designed to limit OpenVision's exposure to potential product liability claims. OpenVision relies in part on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions, the limitation of liability provisions contained in such license agreements may not be effective. OpenVision's products are generally used to manage data critical to organizations, and, as a result, the sale and support of products by OpenVision may entail the risk of product liability claims. Although OpenVision maintains errors and omissions product liability insurance, a successful liability claim brought against OpenVision could have a material adverse effect upon OpenVision's business, operating results and financial condition.

                       MANAGEMENT OF THE COMBINED COMPANY

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to persons who are expected to serve as executive officers or directors of the Combined Company.

          NAME            AGE                           TITLE
------------------------  ----    --------------------------------------------------
Mark Leslie.............    51    President and Chief Executive Officer and
                                  Co-Chairman
                                  of the Board
Geoffrey Squire.........    50    Executive Vice President and Co-Chairman of the
                                  Board
Fred van den Bosch......    50    Senior Vice President of Engineering and Director
Kenneth E. Lonchar......    39    Chief Financial Officer and Vice President,
                                  Finance
Peter Levine............    36    Vice President, Marketing
Fred Crary..............    44    Vice President, International and OEM Sales
Paul A. Sallaberry......    41    Vice President, North American Sales
Jay A. Jones............    42    Vice President, General Counsel and Secretary
Steven Brooks...........    45    Director
William H. Janeway......    53    Director
Roel Pieper.............    40    Director
Joseph D. Rizzi.........    54    Director

     Mr. Leslie has served as President and Chief Executive Officer of VERITAS since February 1990 and as a director of VERITAS since May 1988. From July 1989 until February 1990, he was the principal and owner of Leslie Consulting, a management consulting firm and from December 1984 until July 1989, he served as President and Chief Executive Officer of Rugged Digital Systems, Inc., a computer manufacturer. Mr. Leslie is also Chairman of the Board of Directors of Versant Object Technology, Inc. and a director of Aurum Software, Inc. Mr. Leslie will become President and Chief Executive Officer of the Combined Company, and Co-Chairman of the Board of Directors upon the closing of the Merger.

     Mr. Squire has been a director of OpenVision since January 1994 and was appointed Chief Executive Officer of OpenVision in July 1995. From January 1994 to November 1994, Mr. Squire was Executive Vice President and Chief Executive Officer of International Operations. From November 1994 to June 1995, Mr. Squire was President and Chief Operating Officer of OpenVision. From 1984 to 1987, Mr. Squire was Managing Director and Senior Vice President of Oracle Corporation and, from 1987 to 1990, Chief Executive Officer of Oracle Europe. In 1990, he was promoted to Executive Vice President of Oracle Corporation and President of Worldwide Operations. In July 1992, he was appointed to Oracle's five-person Executive Committee with responsibility as Chief Executive, International Operations. Mr. Squire has sat on the Council of the U.K. Computing Services and Software Association since 1990. In 1995, Mr. Squire was elected as the founding President of the European Information Services Association. Mr. Squire is also a director of Industri-Mathematik International Corp. Mr. Squire will become Co-Chairman of the Board of Directors and Executive Vice President of the Combined Company upon the closing of the Merger.

     Mr. van den Bosch has served as Senior Vice President, Engineering of VERITAS since January 1991 and was appointed as a director of VERITAS on February 8, 1996. From January 1970 until December 1990, he served in various positions with Philips Information Systems in The Netherlands, including Director of Technology from November 1988 until December 1990. From January 1970 until March 1971, while employed by Philips Information Systems, he worked at the Stanford Research Institute in Menlo Park, California, as part of a technology transfer program in the field of office automation. Mr. van den Bosch will become Senior Vice President of Engineering and a Director of the Combined Company upon the closing of the Merger.

     Mr. Lonchar joined OpenVision as Chief Financial Officer and Senior Vice President in December 1995. From November 1988 until joining OpenVision, Mr. Lonchar was Vice President, Finance and Administration and Chief Financial Officer of Microtec Research, Inc., a publicly traded software company. Mr. Lonchar is a certified public accountant. Mr. Lonchar will become the Chief Financial Officer and Vice President, Finance of the Combined Company upon the closing of the Merger.

     Mr. Levine has served as Vice President, Marketing of VERITAS since December 1995. From January 1995 to November 1995, Mr. Levine was Director of Marketing of VERITAS. From July 1992 to December 1994, Mr. Levine was an OEM Sales Representative at VERITAS. Mr. Levine joined VERITAS in September 1990 as an Engineering Project Manager. From 1983-1990, Mr. Levine held several software engineering and consulting positions including work at MIT's Project Athena, the Open Software Foundation, and Apollo Computer. Mr. Levine will become Vice President, Marketing of the Combined Company upon the closing of the Merger.

     Mr. Crary was hired as Vice President of Sales for VERITAS' channels business in 1996. From 1990 until 1996, he served as Western Area General Manager for Silicon Graphics, Inc. From 1978 until 1990, he held various sales marketing and management positions with IBM. Mr. Crary will become Vice President, International and OEM Sales of the Combined Company upon the closing of the Merger.

     Mr. Sallaberry was OpenVision's Senior Vice President of Sales from October 1992 until June 1994. Mr. Sallaberry rejoined OpenVision in February 1995 as Senior Vice President of North American Operations. Before joining OpenVision, Mr. Sallaberry served as the Director of Public Sector Sales from 1989 to 1990 at Oracle Corporation, before being promoted to Vice President, Vertical Division, where he was employed in that capacity until 1992. Prior to 1989, Mr. Sallaberry held various sales positions at Applied Data Research and Software Design Incorporated. Mr. Sallaberry will become Vice President, North American Sales of the Combined Company upon the closing of the Merger.

     Mr. Jones joined OpenVision as General Counsel in March 1993 and was appointed Vice President, General Counsel and Secretary in July 1994. From October 1991 to March 1993, Mr. Jones was Senior Corporate Counsel to Oracle Corporation. From 1987 through 1990, Mr. Jones was Vice President, Corporate Services, General Counsel and Secretary for Word Star International Incorporated. Mr. Jones is a member of the California Bar Association. Mr. Jones will become Vice President, General Counsel and Secretary of the Combined Company upon the closing of the Merger.

     Mr. Brooks was appointed as a director of VERITAS on April 17, 1996. Mr. Brooks is a private investor and a strategic consultant to high technology companies. From 1994 to 1996, Mr. Brooks was a Managing Director and Head of Global Technology Investment Banking at the Union Bank of Switzerland. From 1991 to 1994, Mr. Brooks was engaged principally in private investment and consulting. Between 1989 and 1992, Mr. Brooks was a principal at Rainwater Inc., a private investment firm. From 1986 to 1988, Mr. Brooks was Managing Partner of investment banking at Robertson, Stephens & Co. Mr. Brooks currently serves on the Boards of Directors of QuickResponse Services, Inc. and Paychex, Inc., as well as several privately-held companies. Mr. Brooks will become a director of the Combined Company upon the closing of the Merger.

     Mr. Janeway has served as a director of OpenVision since July 1992 and a member of the Compensation Committee since January 1994. Mr. Janeway has been a Managing Director of E.M. Warburg Pincus & Co., LLC, since 1988. Prior to joining E.M. Warburg Pincus & Co., LLC, Mr. Janeway was the Vice President and Director of Corporate Finance from 1979 to 1988 at F. Eberstadt & Co., Inc. Mr. Janeway is a director of ECsoft Group, plc, Vanstar Corporation, Maxis, Inc., Zilog, Inc., Industri-Matematik Intl. Corp. and several privately-held companies. Mr. Janeway will become a director of the Combined Company upon the closing of the Merger.

     Mr. Pieper has been a director of VERITAS since April 1992. Since January 1996, Mr. Pieper has been President and Chief Executive Officer, and a director, of Tandem Computers Incorporated. From 1993 to January 1996 he served as President and Chief Executive Officer of Ungermann-Bass, Inc., a global data network integrator and product supplier, and Senior Vice President of Tandem Computers Incorporated, a manufacturer of fault-tolerant computer systems and the parent corporation of Ungermann-Bass, Inc. From November 1991 to August 1993, he served as President and Chief Executive Officer of UNIX System Laboratories, and from January 1991 to November 1991, he served as Executive Vice President, Marketing and Sales of UNIX System Laboratories. Mr. Pieper served as Senior Vice President of the Technology Division of Software AG USA, an American subsidiary of a German software development company, from May 1988 to July 1989 and then as Software AG USA's Chief Technology Officer until December 1990.

Mr. Pieper also serves as a director of General Magic, Inc. and Lincoln National Corporation. Mr. Pieper will become a director of the Combined Company upon the closing of the Merger.

     Mr. Rizzi has been a director of VERITAS since 1987. Since 1986, he has been a general partner of Matrix Partners, a venture capital firm. From 1979 to 1985, he was Chief Executive Officer of Elxsi, a computer company. Mr. Rizzi is also a director of SanDisk Corporation. Mr. Rizzi will become a director of the Combined Company upon the closing of the Merger.

COMMITTEES OF THE BOARD OF DIRECTORS

     The VERITAS Board has, and the Board of Directors of the Combined Company will have, the following committees:

     Audit Committee. The Audit Committee will review with the Combined Company's independent public accountants and with the Combined Company's internal accounting staff the scope and results of the independent accountants' audit work, the Combined Company's annual financial statements, and the Combined Company's internal accounting and control systems. The Audit Committee will also recommend to the Combined Company's Board the firm of independent public accountants to be selected to audit the Combined Company's accounts and make further inquiries as it deems necessary or desirable to inform itself as to the conduct of the Combined Company's affairs.

     Compensation Committee. The Compensation Committee will review and make recommendations to the Combined Company's Board regarding the compensation for officers and compensation guidelines for employees of the Combined Company.

COMPENSATION OF DIRECTORS

     Non-employee directors of the Combined Company will receive a specified number of stock options under the Directors Plan to be assumed by the Combined Company in the Merger as a result of their appointment and subsequent service as directors of the Combined Company. See "ADDITIONAL MATTERS FOR CONSIDERATION OF VERITAS SHAREHOLDERS -- 1993 Directors Stock Option Plan" for a description of the Directors Plan. None of the members of the VERITAS Board has received, and none of the Combined Company's Directors will receive, any fees associated with his or her attendance at Board or Board committee meetings, other than reimbursement of actual expenses incurred in connection with attending such meetings.

COMPENSATION OF EXECUTIVE OFFICERS

     The Combined Company has not yet paid any compensation to any of its executive officers and the form and amount of such compensation has not yet been determined. The Combined Company's Board of Directors will rely on its Compensation Committee to recommend the form and amount of compensation to be paid to the Combined Company's executive officers.

     It is anticipated that when the Compensation Committee meets to determine such compensation, which meeting is not expected to occur until after the Effective Time, the committee will generally adhere to compensation policies which reflect the belief that (i) the Combined Company must attract and retain individuals of outstanding ability and motivate and reward such individuals for sustained performance, (ii) a significant portion of an executive's compensation should be at risk based upon that executive's performance and that of the corporation, and (iii) within these parameters, levels of compensation should generally be in line with that offered by comparable corporations. On an ongoing basis, the type and amount of compensation to be paid by the Combined Company to its officers will be entirely discretionary and within the subjective judgment of the Compensation Committee.

     For information concerning the compensation historically paid to the executive officers of each of VERITAS and OpenVision who will serve as executive officers or directors of the Combined Company, see "SELECTED INFORMATION WITH RESPECT TO VERITAS" and "SELECTED INFORMATION WITH RESPECT TO OPENVISION."

                  SELECTED INFORMATION WITH RESPECT TO VERITAS

COMPENSATION OF DIRECTORS

     Non-employee directors of VERITAS receive a specified number of stock options under the Directors Plan as a result of their appointment and subsequent service as directors of VERITAS. See "ADDITIONAL MATTERS FOR CONSIDERATION OF VERITAS SHAREHOLDERS -- 1993 Directors Stock Option Plan." None of the VERITAS Directors receives any fees associated with his attendance at Board or Board committee meetings other than reimbursement of actual expenses incurred in connection with attending such meetings.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth all compensation awarded to, earned by or paid for services rendered to VERITAS in all capacities during 1994, 1995 and 1996 by the VERITAS Named Executive Officers. This information includes the dollar value of base salaries, commissions and bonus awards, the number of shares of VERITAS Common Stock subject to stock options granted and certain other compensation, whether paid or deferred. VERITAS does not grant SARs and has no long-term compensation benefits other than options.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                            ANNUAL COMPENSATION        ------------
                                                          ------------------------      SECURITIES
                                                           SALARY                       UNDERLYING
          NAME AND PRINCIPLE POSITION            YEAR       ($)        BONUS($)(2)      OPTIONS(1)
-----------------------------------------------  -----    --------     -----------     ------------
Mark Leslie....................................   1996    $230,000      $ 170,800         75,000
  President and Chief Executive                   1995    $200,000      $ 180,000         45,000
  Officer                                         1994    $175,000      $  93,000         60,000
Fred van den Bosch.............................   1996    $145,000      $  78,082         22,500
  Senior Vice President,                          1995    $140,000      $ 110,000         24,000
  Engineering                                     1994    $125,000      $  55,625         33,000
Peter Levine...................................   1996    $110,000      $  48,380         21,000
  Vice President, Marketing                       1995    $131,118(3)   $  50,000         15,000
                                                  1994    $266,074(3)          --         15,000
Fred Crary.....................................   1996    $180,551(4)   $  41,239         54,750
  Vice President, Sales                           1995          --             --             --
                                                  1994          --             --             --

---------------
(1) The share numbers in the table above have been adjusted to reflect VERITAS' 100% stock dividend effected in May 1995 and VERITAS' 3-for-2 stock dividend effected in September 1996.

(2) Portions of bonuses for services rendered in fiscal year 1996 were paid in fiscal year 1997.

(3) Includes sales commissions paid to Mr. Levine by VERITAS in the amount of $201,074 in 1994 and $31,118 in 1995.

(4) Includes sales commissions paid to Mr. Crary by VERITAS in the amount of $55,744 in 1996. Mr. Crary joined VERITAS in February, 1996.

     The following table sets forth further information regarding the individual grants of stock options pursuant to the 1993 Plan during fiscal 1996 to each of the VERITAS Named Executive Officers. In accordance with the rules of the Securities and Exchange Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective ten-year term based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the respective option terms. Actual gains, if any, on option exercises are dependent on the future performance of the VERITAS Common Stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

                          STOCK OPTION GRANTS IN 1996

                                                                                         POTENTIAL REALIZABLE
                                                                                                 VALUE
                                                                                        AT ASSUMED ANNUAL RATES
                       NUMBER OF        PERCENT OF                                          OF STOCK PRICE
                      SECURITIES      TOTAL OPTIONS                                          APPRECIATION
                      UNDERLYING        GRANTED TO                                     FOR STOCK OPTION TERM(3)
                        OPTIONS         EMPLOYEES        EXERCISE OR      EXPIRATION   -------------------------
       NAME          GRANTED(#)(1)    IN FISCAL YEAR    PRICE($/SH)(2)       DATE         5%             10%
-------------------  -------------    --------------    --------------    ----------   --------       ----------
Mark Leslie........      75,000             8.8%            $20.33          7/23/06    $959,063       $2,430,453
Fred van den
  Bosch............      22,500             2.7%            $20.33          7/23/06    $287,719       $  729,136
Peter Levine.......       7,500             0.9%            $21.83          2/14/06    $139,143       $  352,616
                         13,500             1.6%            $20.33          7/23/06    $172,631       $  437,482
Fred Crary.........      41,250             4.9%            $29.50          6/03/06    $566,397       $1,435,362
                         13,500             1.6%            $20.33          7/23/06    $172,631       $  437,482

---------------
(1) Stock options generally vest over four years at the rate of 1/48th per month, such vesting to accelerate in the event of an acquisition or merger of VERITAS (other than the Merger). Option grants prior to April 20, 1995 are immediately exercisable, with some purchases being subject to a right of repurchase in VERITAS at the original price that lapses as such shares vest. The options were granted for a term of ten years, subject to earlier termination upon termination of employment.

(2) The exercise price of all stock options was equal to the fair market value of the VERITAS Common Stock on the date of grant.

(3) The 5% and 10% assumed rates of annual compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent VERITAS' estimate or projection of future VERITAS Common Stock prices.

     The following table sets forth certain information concerning the exercise of stock options during fiscal 1996 by each of the VERITAS Named Executive Officers. In addition, the table includes the number of shares covered by both vested and unvested stock options held on December 31, 1996 by each of the VERITAS Named Executive Officers. Also reported are values for "in the money" stock options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Common Stock as of December 31, 1996 (as determined by the closing price of the VERITAS Common Stock on such date as reported by Nasdaq ($49.75 per share)).

                 AGGREGATED OPTION EXERCISES IN FISCAL 1996 AND
                         FISCAL YEAR-END OPTION VALUES

                                                           NUMBER OF
                                                          SECURITIES
                                                          UNDERLYING
                                                          UNEXERCISED           VALUE OF UNEXERCISED
                                                          OPTIONS AT            IN-THE-MONEY OPTIONS
                           SHARES                       FISCAL YEAR-END         AT FISCAL YEAR-END(1)
                         ACQUIRED ON      VALUE       -------------------     -------------------------
         NAME            EXERCISE(1)     REALIZED     VESTED     UNVESTED       VESTED        UNVESTED
-----------------------  -----------     --------     ------     --------     ----------     ----------
Mark Leslie............     20,000       $878,954     55,000      150,000     $2,383,543     $5,219,379
Fred van den Bosch.....     10,000        485,625     55,890       68,606      2,482,893      2,553,632
Peter Levine...........     25,316        878,190     11,423       42,349        454,416      1,408,404
Fred Crary.............          0              0      8,594       46,156        239,916      1,308,773

---------------
(1) These values have not been, and may never be, realized.

CERTAIN TRANSACTIONS

     From January 1, 1996 to the present, there have not been any (and there are no currently proposed) (i) transactions in which the amount involved exceeded $60,000 to which VERITAS or any of its subsidiaries was (or is to be) a party and in which any executive officer, director, 5% beneficial owner of VERITAS Common Stock or member of the immediate family of any of the foregoing persons had (or will have) a direct or indirect material interest, or (ii) business relationships between VERITAS and any entity, of which a director of VERITAS is an executive officer or of which a director of VERITAS owns equity interest in excess of 10%, involving payments for property or services in excess of five percent of VERITAS consolidated gross revenues for VERITAS 1996 fiscal year except as listed below or as set forth above under "-- Compensation of Executive Officers."

     VERITAS has entered into a financial advisory services arrangement with Steven Brooks, a member of the VERITAS Board of Directors. See "THE
MERGER -- Interests of Certain Persons in the Merger."

     VERITAS is party to a Distribution Agreement entered into in 1994 with Tandem, an OEM, pursuant to which VERITAS received end-user licensing fees from Tandem in the amount of approximately $3.2 million, or 8.9% of VERITAS consolidated gross revenues for 1996. Roel Pieper, a director of VERITAS, is the President and Chief Executive Officer of Tandem.

REPORT ON EXECUTIVE COMPENSATION

     The VERITAS Committee makes all decisions involving the cash and stock compensation of the executive officers of VERITAS. During 1996, the VERITAS Committee consisted of the following non-employee directors: Joseph Rizzi, Roel Pieper and Steven Brooks, none of whom have any interlocking relationships as defined by the Commission.

     General Compensation Policy. The VERITAS Committee acts on behalf of the Board to establish the general compensation policy of VERITAS for all employees of VERITAS. The VERITAS Committee typically reviews and sets base salary levels and target bonuses for the VERITAS CEO and other executive officers and reviews compensation guidelines for employees of VERITAS at or about the beginning of each year. The VERITAS Committee administers the Executive Incentive Plan as well as the 1993 Plan and VERITAS' 1993 Employee Stock Purchase Plan.

     VERITAS' philosophy in compensating executive officers, including the VERITAS CEO, is to relate compensation to corporate financial performance and individual performance. Thus, VERITAS' compensation policy, which applies to executives and certain other management employees of VERITAS, relates a portion of each individual's total compensation to VERITAS' financial objectives set forth at the beginning of VERITAS' fiscal year and quarterly goals set forth at the beginning of each quarter. Long-term equity incentives for executive officers are effected through the granting of stock options under the 1993 Plan. Stock options generally have value for the executive only if the price of the VERITAS Common Stock increases above the fair market value on the grant date and the executive remains in VERITAS' employ for the period required for the shares to vest.

     The base salaries of the executive officers are determined in part by the VERITAS Committee reviewing the Culpepper Company and the Radford Associates executive compensation surveys and other independent surveys as they are available. These surveys are nationally known for their data bases of high technology company compensation practices. In addition, the VERITAS Committee members' knowledge of the prevailing competitive salaries in the computer software industry for similar positions is used in setting compensation levels. Practices of such companies with respect to their stock option grants were also reviewed and compared. The VERITAS Committee attempted to target total cash compensation at approximately the 75th percentile of the survey companies.

     In preparing the performance graph for this Joint Proxy Statement/Prospectus, VERITAS used the H & Q Index as its published line of business index, as VERITAS believes that the H&Q Index is a good indication of stock price performance with respect to VERITAS' industry. VERITAS believes that the data contained in the compensation surveys described in the foregoing paragraph, which includes certain companies on the H&Q index, is a good benchmark with respect to executive compensation practices in VERITAS' industry.

     Base Compensation. The foregoing information was presented to the VERITAS Committee in December 1995. The VERITAS Committee reviewed the recommendations and performance and market data outlined above and established a base salary level to be effective January 1, 1996 for each executive officer, including the VERITAS CEO. The base salaries were targeted at or below the 75th percentile for similar sized companies in the high technology industry for all the executive officers including the VERITAS CEO.

     Incentive Compensation. Under the Executive Incentive Plan, cash bonuses were awarded to an executive officer in the form of both a Profit Bonus and a Qualitative Bonus.

     The Profit Bonus paid to executives is dependent on the net income specified in VERITAS' operating plan. A net income achievement below 70% of the plan would not earn any Profit Bonus for the executive officer while a net income achievement of 70% would entitle the executive officer to 50% of their bonus. Achievement of 100% of the net income would entitle the executive officer to 100% of the Profit Bonus, with any intermediate achievement between 70% and 100% earning a proportional amount of the Profit Bonus. At a net income of 130% of plan, 150% of the Profit Bonus would be earned, with any intermediate achievement between 100% and 130% earning a proportional amount. In the event that the VERITAS Committee approved a mid-year update of VERITAS' operating plan, then the annual net income objective would be the sum of the first two quarters as specified in the original operating plan, and the second two quarters as specified in the mid-year update. The Profit Bonuses described in the plan are subject to VERITAS Committee review, which has the full authority to modify such bonuses at its discretion.

     An executive officer (excluding the VERITAS CEO) can also earn a Qualitative Bonus based on the executive officer's performance measured against qualitative goals, which are proposed by the executive officer at the beginning of each quarter and approved by the VERITAS CEO. The typical targeted quarterly Qualitative Bonus is in the range of 5% to 10% of the quarterly base salary. In any one quarter, the Qualitative Bonus could be as little as 0%, or up to a maximum of 150% of bonus target, with the annual total not to exceed 125% of annual bonus target. The VERITAS CEO's subjective judgment of a subordinate's performance was taken into account in determining whether an individual executive's goals were satisfied.

     Stock Options. In 1996, stock options were granted to executive officers to aid in the retention of such officers as employees of VERITAS and to align their interest with those of the shareholders. Stock options typically have been granted to executive officers when the executive first joins VERITAS, in connection with a significant change in responsibilities and, occasionally, to achieve equity with peers. Stock option positions of executives are reviewed annually relative to their retention value and additional shares may be granted to executives by the VERITAS Committee. The VERITAS Committee may, however, grant additional stock options to executives for other reasons. The number of shares subject to each stock option granted is based on anticipated future contribution and ability to impact corporate and/or business unit results, past performance or consistency within the executive's peer group. In 1996, the VERITAS Committee considered these factors, as well as the number of options held by such executive officers as of the date of the grant that remained unvested. In the discretion of the VERITAS Committee, executive officers may also be granted stock options under the 1993 Plan to provide greater incentives to continue their employment with VERITAS and to strive to increase the value of the VERITAS Common Stock. The stock options generally vest over a four year period and are granted with an exercise price equal to the fair market value of the VERITAS Common Stock on the date of grant.

     For 1997, the VERITAS Committee will be considering whether or not to grant future options under the 1993 Plan to executive officers based on the factors described above, with particular attention to VERITAS' financial objectives and the executive officers' success in obtaining financial and operational objectives established for 1997 and to the number of options currently held by each executive officer that remain unvested. VERITAS' objectives, which are considered by VERITAS to be confidential business information, do not necessarily have an immediate or direct effect on the trading price of the VERITAS Common Stock.

     VERITAS Performance and CEO Compensation. For fiscal 1996, after review of VERITAS' profit performance, which was 11% above operating plan, as measured against its objectives, the VERITAS Committee determined that Mr. Leslie should be awarded a Profit Bonus of 74% of base salary, or 118% of the target award, in the amount of $170,800. Mr. Leslie was granted a stock option to purchase 75,000 shares of VERITAS Common Stock on July 23, 1996. Such stock option grant began vesting December 9, 1996, and vests monthly over a four year period. In granting the stock options to Mr. Leslie, the Board reviewed Mr. Leslie's prior outstanding option grants and the number of options that remained unvested. The VERITAS Board believed that these grants were appropriate to provide Mr. Leslie with proper incentives for 1997 and take into account his prior stock holdings.

     Compliance with Section 162(m) of the Internal Revenue Code of
1986. VERITAS intends to comply with the requirements of Section 162(m) of the Code for 1997. The 1993 Plan is currently in compliance with Section 162(m) by virtue of the inclusion of a limitation on the number of shares that an executive officer may receive under the 1993 Plan. VERITAS does not expect cash compensation for 1997 to be affected by the requirements of Section 162(m).

     Summary. We, the members of the VERITAS Board and the VERITAS Committee, believe that VERITAS' compensation programs are successful in attracting and retaining qualified employees and in tying compensation directly to performance for shareholders and service to customers. We will continue to monitor closely the effectiveness and appropriateness of each of the components of compensation to reflect changes in VERITAS' business environment.

COMPENSATION COMMITTEE

Joseph D. Rizzi

Roel Pieper

Steven Brooks

VERITAS STOCK PRICE PERFORMANCE

     The stock price performance graph below compares the cumulative total shareholder return on the VERITAS Common Stock from December 9, 1993 (the date of VERITAS' initial public offering) to December 31, 1996 (the last day of VERITAS' most recent fiscal year) with the cumulative total return on the S&P 500 Index and the H&Q Index over the same period (assuming the investment of $100 in the VERITAS Common Stock and in each of the indexes on the date of VERITAS' initial public offering, and reinvestment of all dividends).

        Measurement Period           VERITAS Software
      (Fiscal Year Covered)             Corporation           S&P 500            H&Q Index
0                                                  100                 100                 100
1                                                   88                 100                 103
12                                                  90                 102                 119
24                                                 390                 140                 179
36                                                 785                 172                 214

     The stock price performance graph and Report on Executive Compensation set forth above are required by the Commission and shall not be deemed incorporated by reference by any general statement incorporating by reference this Joint Proxy Statement/Prospectus into any filing under the Securities Act or under the Exchange Act except to the extent VERITAS specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such Acts.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     In accordance with Section 16(a) of the Exchange Act and the regulations of the Commission, VERITAS' directors, certain officers, and greater than 10% shareholders are required to file reports of ownership and changes in ownership with the Commission and Nasdaq and to furnish VERITAS with copies of all such reports they file.

     Based solely on its review of the copies of such forms furnished to VERITAS and written representations from certain reporting persons, VERITAS is unaware of any failures during 1996 to file Forms 3, 4 or 5 and any failures to file such forms in a timely basis.

                SELECTED INFORMATION WITH RESPECT TO OPENVISION

COMPENSATION OF DIRECTORS

     Except for grants of stock options, directors of OpenVision generally do not receive compensation for services provided as a director. OpenVision does not pay additional amounts for committee participation or special assignment of the Board of Directors, except for reimbursement of their expenses in attending Board and committee meetings.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth all compensation awarded to earned by or paid for services rendered to OpenVision in all capacities during 1995 and 1996 by the OpenVision Named Executive Officers. This information includes the dollar value of base salaries, commissions and bonus awards, the number of shares subject to stock options granted and certain other compensation, whether paid or deferred. OpenVision does not grant SARs and has no long-term compensation benefits other than options.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                                                  SECURITIES
                                   ANNUAL COMPENSATION                            UNDERLYING
       NAME AND                   ----------------------      OTHER ANNUAL         OPTIONS/          ALL OTHER
  PRINCIPAL POSITION     YEAR     SALARY($)     BONUS($)     COMPENSATION($)       SARS(#)        COMPENSATION($)
-----------------------  ----     ---------     --------     ---------------     ------------     ---------------
Geoffrey W.
  Squire(1)............  1996      185,640           --           25,783(2)             --
  President and          1995      184,320           --           25,600(2)             --             9,216(3)
  Chief Executive
  Officer
Paul A. Sallaberry.....  1996      125,004           --          116,010(4)             --                --
  Senior Vice            1995       87,050           --           94,006(5)         93,125                --
  President, North
  American Operations
Kenneth E. Lonchar.....  1996       66,667       40,000           30,000(6)             --                --
  Senior Vice            1995           --           --               --                --                --
  President, Chief
  Financial Officer
Jay A. Jones...........  1996      121,374       15,000               --             7,500                --
  Vice President,        1995      112,462           --               --            12,250                --
  General Counsel and
  Secretary

---------------
(1) 1996 compensation amounts reflects U.K. pounds sterling converted into U.S. dollars at an exchange rate of $1.536. 1995 compensation amounts reflects U.K. pounds sterling converted into U.S. dollars at an exchange rate of $1.547.

(2) Represents the amount of an automobile lease for the benefit of the officer.

(3) Represents the amount of contributions to a pension plan for the benefit of the officer.

(4) Represents commission amounts paid to the officer.

(5) Mr. Sallaberry left OpenVision in July 1994 and was re-hired in February 1995. Other compensation represents severance payments made to Mr. Sallaberry.

(6) Represents a sign-on bonus paid in conjunction with OpenVision's offer of employment to Mr. Lonchar.

     The following table sets forth further information regarding the individual grants of stock options pursuant to OpenVision's stock option plans during fiscal 1996 to each of the OpenVision Named Executive Officers. In accordance with the rules of the Securities and Exchange Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective ten-year term based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the respective option terms. Actual gains, if any, on option exercises are dependent on the future performance of the OpenVision Common Stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

                       STOCK OPTION GRANTS IN FISCAL 1996

                                                                                                   POTENTIAL REALIZABLE
                                                                                                          VALUE
                                                                                                    AT ASSUMED ANNUAL
                                                                                                          RATES
                                                                                                      OF STOCK PRICE
                                 NUMBER OF        PERCENT OF                                           APPRECIATION
                                SECURITIES      TOTAL OPTIONS                                        FOR STOCK OPTION
                                UNDERLYING        GRANTED TO                                             TERM(3)
                                  OPTIONS         EMPLOYEES        EXERCISE OR      EXPIRATION     --------------------
             NAME              GRANTED(#)(1)    IN FISCAL YEAR    PRICE($/SH)(2)       DATE          5%           10%
------------------------------ -------------    --------------    --------------    ----------     ------        ------
Geoffrey W. Squire............        --               --                 --                --         --            --
Paul A. Sallaberry............        --               --                 --                --         --            --
Kenneth E. Lonchar............        --               --                 --                --         --            --
Jay A. Jones..................     2,500              0.5%            $ 0.50          11/16/05     $  787        $1,993
                                   5,000              1.0%            $ 0.50          12/29/05     $1,572        $3,984

---------------
(1) Options granted under the 1992 Stock Plan generally become exercisable at a rate of 1/4 of the shares subject to the option at the end of the first year and 1/48 of the shares subject to the option at the end of each month thereafter, so long as the individual is employed by OpenVision.
(2) The exercise price of all stock options was equal to the fair market value of the OpenVision Common Stock on the date of grant.
(3) The 5% and 10% assumed rates of annual compound stock price appreciation are mandated by rules of the Commission and do not represent OpenVision's estimate or projection of future OpenVision Common Stock prices.

     The following table sets forth certain information concerning the exercise of stock options during fiscal 1996 by each of the OpenVision Named Executive Officers. In addition, the table includes the number of shares covered by both vested and unvested stock options held on June 30, 1996 by each of the OpenVision Named Executive Officers. Also reported are values for "in the money" stock options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Common Stock as of June 30, 1996 (as determined by the closing price of the OpenVision Common Stock on such rate as reported by Nasdaq ($12.25 per share)).

                   AGGREGATE OPTION EXERCISES IN FISCAL 1996
                       AND FISCAL YEAR-END OPTION VALUES

                                                                   NUMBER OF              VALUE OF
                                                                  SECURITIES             UNEXERCISED
                                                                  UNDERLYING            IN-THE-MONEY
                                                                  UNEXERCISED            OPTIONS AT
                                                                  OPTIONS AT               FISCAL
                                 SHARES                         FISCAL YEAR-END        YEAR-END($)(1)
                               ACQUIRED ON        VALUE        -----------------     -------------------
            NAME               EXERCISE(#)      REALIZED       VESTED     UNVESTED   VESTED      UNVESTED
-----------------------------  -----------     -----------     ------     ------     -------     -------
Geoffrey W. Squire...........         --              --           --         --          --          --
Paul A. Sallaberry...........         --              --       52,094     41,031     612,105     482,114
Kenneth E. Lonchar...........         --              --           --         --          --          --
Jay A. Jones.................     10,094          13,488        8,507     21,399     100,478     252,480

---------------
(1) These values have not been, and may never be, realized.

CERTAIN TRANSACTIONS

     From October 1993 through May 1995, OpenVision issued promissory notes to Warburg in an aggregate principal amount of $13,500,000. Promissory notes in an aggregate principal amount of $8,500,000 were converted into Series C and Series C-1 Preferred Stock in June 1995 as part of a financing with other investors, and accrued interest on such notes was repaid at that time. The remaining note bore interest at a rate equal to the prime rate plus 1% per annum. OpenVision repaid the note in full in May 1996, at which time the total principal and interest under the note was $6,117,249.

     In June 1995, OpenVision loaned Mr. Squire $187,500 in connection with a restricted stock purchase of 375,000 shares of OpenVision Common Stock at $0.50 per share. The promissory note executed by Mr. Squire bears interest at a rate of 6.28%, compounded annually, and is due June 1, 2000. As of June 30, 1996, the total amount outstanding under this note, including accrued interest, is $212,817.

     OpenVision has granted options and stock purchase rights to certain of its directors and executive officers, including the OpenVision Named Executive Officers. See "-- Compensation of Executive Officers" and "SECURITY OWNERSHIP OF OPENVISION." In addition, in July 1996, OpenVision granted to Messrs. Squire, Sallaberry, Lonchar and Jones options to purchase 400,000, 40,000, 40,000, and 20,000 shares of OpenVision Common Stock, respectively, and in December 1996, OpenVision granted Mr. Sallaberry an option to purchase 110,000 shares of OpenVision Common Stock under the 1992 Stock Plan.

     All future transactions, including loans, between OpenVision and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the OpenVision Board, including a majority of the independent and disinterested outside directors on the OpenVision Board.

                   SECURITY OWNERSHIP OF THE COMBINED COMPANY

     The following table sets forth certain information with respect to the beneficial ownership of New VERITAS Common Stock after giving effect to the Merger, as to each VERITAS shareholder and each OpenVision stockholder expected to be the beneficial owner of more than five percent (5%) of the New VERITAS Common Stock, and as to each person expected to be (i) a director of the Combined Company; (ii) the Chief Executive Officer of the Combined Company,
(iii) the VERITAS Named Executive Officers and the OpenVision Named Executive Officers other than the Chief Executive Officer of the Combined Company, and
(iv) all persons expected to be directors and executive officers of the Combined Company, as a group.

                                                                     AMOUNT AND
                                                                     NATURE OF
                                                                     BENEFICIAL
              NAME AND ADDRESS OF BENEFICIAL OWNER                OWNERSHIP (1)(2)   PERCENT OF CLASS
----------------------------------------------------------------  ----------------   ----------------
Warburg, Pincus Investors, L.P.(3)..............................      3,625,667              17.9%
William H. Janeway(3)...........................................      3,625,667              17.9%
Pilgrim, Baxter and Associates(4)...............................      1,389,762               6.9%
Mark Leslie(5)..................................................        525,324               2.6%
Geoffrey W. Squire(6)...........................................        278,081               1.4%
Fred van den Bosch(7)...........................................        163,017                  *
Peter Levine(8).................................................         56,554                  *
Paul A. Sallaberry(9)...........................................         51,905                  *
Joseph D. Rizzi(10).............................................         51,648                  *
Kenneth E. Lonchar(11)..........................................         29,321                  *
Fred Crary(12)..................................................         15,713                  *
Jay A. Jones(13)................................................          9,957                  *
Roel Pieper(14).................................................          7,499                  *
Steven Brooks(15)...............................................          6,500                  *
All proposed executive officers and directors as
  a group (12 persons)(16)......................................      4,821,186              23.8%

---------------
   * Represents less than 1% of the shares of New VERITAS Common Stock expected to be outstanding after consummation of the Merger.

 (1) Reflects beneficial ownership as of March 20, 1997 and assumes an exchange ratio of one share of New VERITAS Common Stock for each outstanding share of VERITAS Common Stock and the Exchange Ratio, as of March 20, 1997, of approximately 0.346 of a share of New VERITAS Common Stock for each outstanding share of OpenVision Common Stock and Class B Stock, resulting in an aggregate of approximately 20,204,292 shares of New VERITAS Common Stock.

 (2) Based upon information supplied by VERITAS and OpenVision officers, directors and principal shareholders, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting power or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of New VERITAS Common Stock that will be issuable to the identified person or entity pursuant to assumed stock options that are either immediately exercisable or exercisable within sixty days of December 31, 1996 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (3) Represents shares held by Warburg. Warburg, Pincus & Co. is the sole General Partner of Warburg and has a 20% interest in the profits of Warburg. E.M. Warburg, Pincus & Co. LLC manages Warburg. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of E.M. Warburg, Pincus & Co., LLC and may be deemed to control both such entities. The members of E.M. Warburg, Pincus & Co., LLC are substantially the same as the partners of Warburg, Pincus & Co., Mr. Janeway, who will be a director of the Combined Company, is a Managing Director and a member of E.M. Warburg, Pincus & Co., LLC, and a general partner of Warburg, Pincus & Co., LLC.

     Mr. Janeway may be deemed to have an indirect primary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Warburg. Mr. Janeway disclaims beneficial ownership, for purposes of Section 16 of the Exchange Act or otherwise, of such shares. The address of Warburg is 466 Lexington Avenue, New York, New York 10017.

 (4) Represents shares held by Pilgrim, Baxter and Associates ("Pilgrim"), an institutional investment manager, on behalf of various client accounts and for which Pilgrim shares voting power and holds sole dispositive power. The address of Pilgrim is 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087.

 (5) Includes 78,439 shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Leslie will be the President and Chief Executive Officer, as well as Co-Chairman of the Board of Directors, of the Combined Company.

 (6) Includes 48,897 shares which will be subject to a repurchase option by the Combined Company. Mr. Squire will be an Executive Vice President, and Co-Chairman of the Board of Directors, of the Combined Company.

 (7) Includes 70,675 shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. van den Bosch will be the Senior Vice President, Engineering, as well as a director, of the Combined Company.

 (8) Includes 13,665 shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Levine will be the Vice President, Marketing of the Combined Company.

 (9) Includes approximately 28,391 shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within 60 days of March 20, 1997, Mr. Sallaberry will be the Vice President, North American Sales of the Combined Company.

(10) Includes approximately 13,500 shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Rizzi will be a director of the Combined Company.

(11) Includes approximately 2,832 shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within 60 days of March 20, 1997 and 17,299 shares that will be subject to a repurchase option by the Combined Company. Mr. Lonchar will be the Chief Financial Officer and Vice President, Finance of the Combined Company.

(12) Includes approximately 14,297 shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Crary will be the Vice President, International and OEM Sales of the Combined Company.

(13) Includes approximately 775 shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Jones will be the Vice President, General Counsel and Secretary of the Combined Company.

(14) Represents shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Pieper will be a director of the Combined Company.

(15) Includes approximately 4,500 shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Brooks will be a director of the Combined Company.

(16) Includes approximately 238,496 shares subject to options to be assumed by the Combined Company that are either immediately exercisable or exercisable within sixty days of March 20, 1997 and 91,277 shares that will be subject to a repurchase option by the Combined Company.

                         SECURITY OWNERSHIP OF VERITAS

     The following table sets forth certain information, as of March 20, 1997, with respect to the beneficial ownership of VERITAS' Common Stock by (i) each VERITAS shareholder known by VERITAS to be the beneficial owner of more than five percent (5%) of the outstanding shares of VERITAS Common Stock, (ii) each VERITAS director, (iii) each of the four most highly compensated officers of VERITAS for the 1996 fiscal year, and (iv) all current executive officers and directors of VERITAS as a group.

                                                               AMOUNT AND NATURE
                                                                 OF BENEFICIAL
            NAME AND ADDRESS OF BENEFICIAL OWNER                 OWNERSHIP(1)        PERCENT OF CLASS
-------------------------------------------------------------  -----------------     ----------------
Pilgrim, Baxter and Associates(2)............................      1,389,762              10.14%
T. Rowe Price Associates, Inc.(3)............................        859,000               6.27%
Mark Leslie(4)...............................................        525,324               3.81%
Fred van den Bosch(5)........................................        163,017                   *
Peter Levine(6)..............................................         56,554                   *
Joseph D. Rizzi(7)...........................................         51,648                   *
Fred Crary(8)................................................         15,713                   *
Roel Pieper(9)...............................................          7,499                   *
Steven Brooks(10)............................................          6,500                   *
All current executive officers and directors as a group (7
  persons)(11)...............................................        826,255               5.94%

---------------
  *  Represents less than 1% of the outstanding shares of VERITAS Common Stock.

      (1) Based upon information supplied by VERITAS officers, directors and principal shareholders, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting power or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of VERITAS Common Stock issuable to the identified person or entity pursuant to stock options that are either immediately exercisable or exercisable within sixty days of March 20, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

      (2) Represents shares held by Pilgrim, Baxter & Associates ("Pilgrim"), an institutional investment manager, on behalf of various client accounts, and for which Pilgrim shares voting power and holds sole dispositive power. The address of Pilgrim is 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087.

      (3) Represents shares beneficially owned by T. Rowe Price Associates, Inc. ("Price"). The aggregate number of shares listed above may be held by various registered investment companies for which Price serves as investment adviser, and for which Price holds voting and dispositive power. The address of Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

      (4) Includes 78,439 shares subject to options that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Leslie is the President and Chief Executive Officer, as well as a director, of VERITAS.

      (5) Includes 70,675 shares subject to options that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. van den Bosch is VERITAS' Senior Vice President of Engineering, as well as a director of VERITAS.

      (6) Includes 13,665 shares subject to options that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Levine is the Vice President, Marketing of VERITAS.

      (7) Includes 13,500 shares subject to options that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Rizzi is a director of VERITAS.

      (8) Includes 14,297 shares subject to options that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Crary is the Vice President of Sales of VERITAS.

      (9) Represents shares subject to options that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Pieper is a director of VERITAS.

     (10) Includes 4,500 shares subject to options that are either immediately exercisable or exercisable within sixty days of March 20, 1997. Mr. Brooks is a director of VERITAS.

     (11) Includes 202,575 shares subject to options that are either immediately exercisable or may be exercised within sixty days of March 20, 1997.

                        SECURITY OWNERSHIP OF OPENVISION

     The following table sets forth certain information, as of March 20, 1997, with respect to the beneficial ownership of OpenVision's Common Stock, by (i) each OpenVision stockholder known by OpenVision to be the beneficial owner of more than five percent (5%) of the outstanding shares of OpenVision Common Stock, (ii) each OpenVision director, (iii) each of the four most highly compensated officers of OpenVision for the 1996 fiscal year, and (iv) all current executive officers and directors of OpenVision as a group.

                                                                            AMOUNT AND
                                                                            NATURE OF
                                                                            BENEFICIAL
                 NAME AND ADDRESS OF BENEFICIAL OWNER                      OWNERS(1)(2)   PERCENT
-----------------------------------------------------------------------    ------------   -------
Warburg, Pincus Investors, L.P. (1)(3).................................      7,927,322      48.9%
William H. Janeway (3).................................................      7,927,322      48.9%
Stewart K.P. Gross (3).................................................      7,927,322      48.9%
Geoffrey W. Squire (4).................................................        803,750       5.2%
Michael S. Fields (5)..................................................        515,519       3.3%
Paul A. Sallaberry (6).................................................        150,024         *
Kenneth E. Lonchar (7).................................................         84,749         *
W. Richard Barker (8)..................................................         76,322         *
Thomas J. Connors (9)..................................................         37,500         *
Jeanne D. Wohlers (10).................................................         30,000         *
Jay Jones (11).........................................................         28,778         *
All directors and executive officers as a group (10 people)(12)........      9,653,964      58.9%

---------------
   * Represents less than 1% of the outstanding shares of OpenVision Common
     Stock.

 (1) Based on 15,521,643 shares of voting OpenVision Common Stock outstanding as of March 20, 1997.

 (2) Based upon information supplied by OpenVision directors, officers and principal stockholders, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting power or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of OpenVision Common Stock issuable to the identified person or entity pursuant to stock options that are currently exercisable or which may be exercised within sixty days of March 20, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage of shares of ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (3) Represents 7,232,275 shares of voting OpenVision Common Stock, and 695,047 shares of nonvoting Class B Stock that may be converted into Common Stock within sixty days of March 20, 1997 held by Warburg. Warburg, Pincus & Co., the sole general partner of Warburg, has a 20% interest in the profits of Warburg. E. M. Warburg, Pincus & Co., LLC manages Warburg. Lionel L. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of
     E. M. Warburg, Pincus & Co., LLC and may be deemed to control both Warburg, Pincus & Co. and E. M. Warburg, Pincus & Co., LLC. The members of E. M. Warburg, Pincus & Co., LLC are substantially the same as the partners of Warburg, Pincus & Co. Messrs. Janeway and Gross, each a director of OpenVision, are Managing Directors and members of E. M. Warburg, Pincus & Co., LLC and general partners of Warburg, Pincus & Co. As such, each of Messrs. Janeway and Gross may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Warburg. Each of Messrs. Janeway and Gross disclaims beneficial ownership, for purposes of
     Section 16 of the Act or otherwise, of such shares. The address of Warburg is 466 Lexington Avenue, New York, N.Y. 10017.

 (4) Includes 141,329 shares subject to a repurchase option by OpenVision. Mr. Squire is President, Chief Executive Officer and a director of OpenVision.

 (5) Includes 8,186 shares subject to options that are either immediately exercisable or may be exercisable within sixty days of March 20, 1997. Mr. Fields is the Chairman of the Board of Directors of OpenVision.

 (6) Includes options to purchase 82,061 shares of OpenVision Common Stock that are either immediately exercisable or exercisable within 60 days of March 20, 1997. Mr. Sallaberry is Senior Vice President, North American Operations, of OpenVision.

 (7) Includes 8,186 shares subject to options that are either immediately exercisable or exercisable within 60 days of March 20, 1997 and 50,000 shares subject to a repurchase option by OpenVision. Mr. Lonchar is Chief Financial Officer and Senior Vice President of OpenVision.

 (8) Includes options to purchase 36,571 shares of OpenVision Common Stock that are either immediately exercisable or exercisable within 60 days of March 20, 1997 and 9,375 shares subject to a repurchase option by OpenVision. Mr. Barker is Senior Vice President, Product Division, of OpenVision.

 (9) Represents shares held by The Thomas J. Connors and Barbara B. Connors Revocable Trust as to which Mr. Connors shares voting and dispositive power and of which 8,438 shares are subject to a repurchase option by OpenVision. Mr. Connors is a director of OpenVison.

(10) Includes 2,500 shares subject to a repurchase option by OpenVision. Ms. Wohlers is a director of OpenVision.

(11) Includes options to purchase 2,240 shares of OpenVision Common Stock that are either immediately exercisable or exercisable within 60 days of March 20, 1997. Mr. Jones is Vice President, General Counsel and Secretary of OpenVision.

(12) Includes 695,047 shares of nonvoting Class B Stock that may be converted into Common Stock, and 137,244 shares subject to options that are either immediately exercisable or exercisable, within sixty days of March 20, 1997, and 211,642 shares subject to a repurchase option by OpenVision.

                       COMPARATIVE PER SHARE MARKET PRICE
                            AND DIVIDEND INFORMATION

MARKET PRICE AND DIVIDEND DATA

     The following table sets forth the range of high and low closing sales prices reported on Nasdaq for the VERITAS Common Stock and the OpenVision Common Stock, for the periods indicated (all numbers for VERITAS have been adjusted to reflect the two-for-one stock split effected in May 1995 and a three-for-two stock split effected in September 1996). The OpenVision Common Stock commenced trading on Nasdaq on May 7, 1996.

                                                                VERITAS         OPENVISION
                                                             --------------   ---------------
                                                              HIGH     LOW     HIGH     LOW
                                                             ------   -----   ------   ------
    1995 Calendar Year:
      First Quarter......................................    $15.00   $8.13       --       --
      Second Quarter.....................................     22.50   14.00       --       --
      Third Quarter......................................     29.75   23.50       --       --
      Fourth Quarter.....................................     38.50   22.00       --       --
    1996 Calendar Year:
      First Quarter......................................     26.83   19.00       --       --
      Second Quarter.....................................     32.83   21.58   $20.25   $11.63
      Third Quarter......................................     47.17   18.83    12.88     8.50
      Fourth Quarter.....................................     55.25   42.75    13.75     8.50
    1997 Calendar Year:
      First Quarter (through March 21, 1997).............     56.13   27.25    18.00    9.125

     The following table sets forth the closing prices per share of VERITAS Common Stock and OpenVision Common Stock on Nasdaq on January 10, 1997, the last trading day before announcement of the proposed Merger, and on March 21, 1997, the last practical trading day before the printing of this Joint Proxy Statement/Prospectus:

                                                                  VERITAS       OPENVISION
                                                                COMMON STOCK   COMMON STOCK
                                                                ------------   ------------
    January 10, 1997........................................      $  54.50       $ 13.125
    March 21, 1997..........................................      $ 31.125       $  10.25

     As of the VERITAS Record Date, there were approximately 325 shareholders of record who held shares of VERITAS Common Stock (although VERITAS has been informed that there are in excess of 2,500 beneficial owners), as shown on the records of VERITAS' transfer agent for such shares. As of the OpenVision Record Date, there were approximately 300 stockholders of record who held shares of OpenVision Common Stock (although OpenVision has been informed that there are in excess of 800 beneficial owners), as shown on the records of OpenVision's transfer agent for such shares.

     Neither VERITAS nor OpenVision has paid any cash dividends on its stock, and both anticipate that for the foreseeable future they will each continue to retain any earnings for use in the operation of their respective business. New VERITAS anticipates that for the foreseeable future it will retain any earnings for use in the operations of its business and does not intend to pay dividends.

                    DESCRIPTION OF NEW VERITAS CAPITAL STOCK

     The authorized capital stock of New VERITAS consists of 75,000,000 shares of Common Stock, par value $0.001 per share and 10,000,000 shares of Preferred Stock. Assuming an Exchange Ratio of approximately 0.346 (the Exchange Ratio as of March 20, 1997), immediately following the consummation of the Merger, there will be outstanding approximately 20,204,292 shares of New VERITAS Common Stock and options (excluding converted OpenVision Stock Purchase Plan Options) and warrants to purchase approximately 2,752,985 shares of New VERITAS Common Stock and no shares of Preferred Stock.

COMMON STOCK

     Subject to preferences that may apply to any Preferred Stock outstanding at the time, the holders of outstanding shares of New VERITAS Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of New VERITAS Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the New VERITAS Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The New VERITAS Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of New VERITAS, the assets legally available for distribution to stockholders are distributable ratably among the holders of the New VERITAS Common Stock and any participating New VERITAS Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding New VERITAS Preferred Stock and payment of other claims of creditors. Each share of Common Stock to be issued in the Merger will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of additional shares of New VERITAS Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, preferences and rights of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of New VERITAS Preferred Stock with voting or conversion rights that could adversely affect the voting power of other rights of the holders of New VERITAS Common Stock. Thus, the issuance of New VERITAS Preferred Stock may have the effect of delaying, deferring or preventing a change in control of New VERITAS. New VERITAS has no current plan to issue any shares of New VERITAS Preferred Stock.

DELAWARE'S ANTI-TAKEOVER LAW

     New VERITAS is subject to the provisions of the Anti-Takeover Law which regulates corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on Nasdaq, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. New VERITAS has not "opted out" of the provisions of the Anti-Takeover Law.

REGISTRATION RIGHTS

     In addition, New VERITAS and Warburg will enter into the Registration Rights Agreement with respect to the shares of New VERITAS Common Stock to be received by it in the Merger. See "CERTAIN RELATED AGREEMENTS -- Registration Rights Agreement."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the New VERITAS Common Stock is ChaseMellon Shareholder Services LLC.

LISTING

     The New VERITAS Common Stock will be quoted on Nasdaq under the trading symbol "VRTS."

            COMPARISON OF RIGHTS OF HOLDERS OF VERITAS COMMON STOCK,
              OPENVISION COMMON STOCK AND NEW VERITAS COMMON STOCK

     Upon consummation of the Reincorporation, the shareholders of VERITAS, which is a California corporation, will become stockholders of New VERITAS, which is a Delaware corporation, and upon consummation of the OpenVision Merger, the stockholders of OpenVision will become stockholders of New VERITAS. The rights of New VERITAS stockholders will be governed by the Certificate and Bylaws of New VERITAS, which differ in certain material respects from the Articles and Bylaws of VERITAS and the OpenVision Certificate and Bylaws of OpenVision. In addition, the rights of the VERITAS shareholders will no longer be governed by California law, but will be governed by Delaware law.

     The following discussion summarizes certain material differences between the Certificate and Bylaws of New VERITAS, on the one hand, and the Articles and Bylaws of VERITAS or the OpenVision Certificate and Bylaws of OpenVision, on the other, as well as material differences between California and Delaware law that may affect the interests of VERITAS shareholders. The discussion is only a summary and does not purport to be a complete description of such differences, and is qualified in its entirety by reference to the DGCL, the California Law, the common law thereunder and the full text of the Certificates of Incorporation and Bylaws of OpenVision and New VERITAS and the Articles of Incorporation and Bylaws of VERITAS.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF VERITAS AND STOCKHOLDERS OF NEW VERITAS

     Limitation of Director Liability. California and Delaware law each permit a corporation to adopt a provision in its articles or certificate of incorporation eliminating the liability of directors to the corporation or its shareholders or stockholders for monetary damages for breach of a director's fiduciary duty, subject to certain limitations. The Certificate and Articles each contain a provision eliminating director liability to the maximum extent permitted by law, with Delaware law permitting somewhat broader elimination of liability.

     California law does not permit the elimination of monetary liability of a director where such liability is based on: (i) intentional misconduct or a knowing and culpable violation of law; (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director; (iii) receipt of an improper personal benefit by the director; (iv) acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders; (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders; (vi) interested transactions between the corporation and a director in which a director has a material financial interest; or (vii) liability for improper distributions, loans or guarantees.

     Delaware law does not permit the elimination of monetary liability of a director where such liability is based on: (i) breaches of a director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.

     Indemnification. The Bylaws of New VERITAS and VERITAS require those companies to indemnify all directors, officers and employees to the maximum extent permitted by law.

     California law permits indemnification of expenses, judgments, fines and settlements in connection with third-party actions, and indemnification of expenses (and possibly settlements) in derivative actions, except that, with respect to derivative actions (i.e., actions brought on behalf of a corporation by a shareholder of such corporation): (i) no indemnification may be made when a person is adjudged liable to the corporation in the performance of that person's duty to the corporation and its shareholders unless a court determines such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent that the court so determines; and (ii) no indemnification may be made in respect of amounts paid or expenses incurred in settling or otherwise disposing of a pending action without court approval.

     The foregoing indemnification is permitted only for acts taken in good faith and believed to be in the best interests of the corporation and its shareholders, as determined by a majority vote of a disinterested quorum of the directors, independent legal counsel (if a quorum of independent directors is not obtainable), a majority vote of a quorum of the shareholders (excluding shares owned by the indemnified party) or the court handling the action. California law requires indemnification when the individual has successfully defended an action on the merits. California law also permits a corporation to advance expenses to a person to defend a proceeding and to provide indemnification broader than that expressly allowed by statute, subject to certain limitations.

     Delaware law relating to indemnification is similar to California law except that: (i) no court approval is required to provide indemnification for expenses incurred in derivative actions that are settled; (ii) it appears less likely that a corporation could provide indemnification of amounts paid in settling a derivative suit; (iii) the standard of conduct as to when indemnification is permitted includes actions reasonably believed to be not opposed to the best interests of the corporation, not just those believed to be in the best interests of the corporation; and (iv) indemnification of expenses is required whenever an individual has successfully defended an action, regardless of whether or not a judgment was rendered on the merits of the action.

     Restrictions on Certain Business Combinations. Pursuant to the Anti-Takeover Law, certain "business combinations" with "interested stockholders" of Delaware corporations are subject to a three-year moratorium unless specified conditions are met. For a description of the Anti-Takeover Law, see "DESCRIPTION OF NEW VERITAS CAPITAL STOCK -- Delaware's Anti-Takeover Law."

     Although California law does not have a provision comparable to the Anti-Takeover Law, it does require that holders of nonredeemable common stock receive nonredeemable common stock in a merger of the corporation with a holder of more than 50% but less than 90% of such common stock or such holder's affiliate, unless all of the holders of such common stock consent to the transaction or it is approved by the California Department of Corporations at a "fairness hearing." This provision of California law may have the effect of making a "cash-out" merger by a majority shareholder more difficult to accomplish.

     California law also provides that, except in certain circumstances, when a tender offer or a proposal for a reorganization or for a sale of assets is made by an interested party (generally a controlling or managing party of the target corporation), an affirmative opinion in writing as to the fairness of the consideration to be paid to the shareholders must be delivered to shareholders. Furthermore, if a tender of shares or vote is sought pursuant to an interested party's proposal, and a later proposal is made by another party at least ten days prior to the date for acceptance of the interested party proposal, then the shareholders must be informed of the later offer and be afforded a reasonable opportunity to withdraw any vote, consent or proxy, or to withdraw any tendered shares.

     Classification of Board of Directors. California law provides that corporations that are listed on the New York or American Stock Exchange or Nasdaq and have at least 800 shareholders may, with the approval of its Board of Directors and shareholders, divide the Board of Directors into as many as three classes with staggered terms of office, with only one class elected each year. A corporation must have at least six directors to divide its Board into two classes, and must have at least nine directors to classify its Board into three classes.

     Delaware law permits (but does not require) any corporation to classify its Board of Directors and does not have a minimum Board size that is required to classify the Board.

     The Certificate and Bylaws of New VERITAS presently do not provide for a classified Board, although a classified Board could be established following the Merger with the approval of the New VERITAS stockholders.

     Size of Board of Directors. Under California law, the number of directors of a corporation may be fixed in the articles of incorporation or bylaws of a corporation, or a limited range may be established for the number of directors, with the Board of Directors given authority to fix the exact number of directors within such range. The Bylaws of VERITAS establish the number of directors of VERITAS to be between four and seven, currently set at five. The provision setting forth the number of directors in the Bylaws may not be amended to reduce the minimum number of directors below four if the votes cast against the adoption of such amendment are equal to more than 16 2/3% of the outstanding shares entitled to vote.

     Under Delaware law, the number of directors of a corporation may be fixed or changed by the Board of Directors acting alone, by amendment to the corporation's bylaws, unless the directors are not authorized to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases stockholder approval is required. The Bylaws of New VERITAS establish the initial authorized number of directors of New VERITAS at one. Mark Leslie currently is the sole director of New VERITAS. Immediately prior to the Closing and after the Meetings, the Bylaws of New VERITAS will be amended to establish the number of directors to be seven, and each of the then current directors of VERITAS and each of Messrs. Squire and Janeway will be appointed as directors of New VERITAS. However, the Certificate and Bylaws of New VERITAS authorize the New VERITAS Board to amend Bylaws, and accordingly a majority of New VERITAS' Board of Directors will have the ability to change the authorized number of directors and appoint additional directors without having such additional directors first elected by stockholders. This ability could have the effect of delaying or preventing a change in control of New VERITAS.

     Cumulative Voting for Directors. Under California law, shareholders of a California corporation may, unless such corporation's articles of incorporation or bylaws expressly eliminate cumulative voting, cumulate their votes in the election of directors so long as at least one shareholder has given notice, prior to the voting, of such shareholder's intent to cumulate his or her votes at the meeting. The Articles and Bylaws of VERITAS do not contain any provision eliminating cumulative voting.

     Stockholders of New VERITAS will not be entitled to cumulate their votes in the election of directors.

     Removal of Directors. Under California law, a director or the entire Board of Directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the securities entitled to vote, provided that no director of a corporation whose Board of Directors is unclassified (such as VERITAS) may be removed (unless the entire Board of Directors is removed) if the votes cast against such removal would be sufficient to elect the director in an election involving cumulative voting. A director of a corporation whose Board of Directors is classified may not be removed if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively (without regard to whether shares may otherwise be voted cumulatively) at an election at which the same total number of votes were cast and either the number of directors elected at the most recent annual meeting of shareholders, or if greater, the number of directors for whom removal is being sought, were then being elected. In addition, under California law, a director may be removed for cause for certain specified reasons by the Superior Court in a suit by shareholders holding at least 10% of the outstanding shares of any class.

     Under Delaware law, any director of a corporation without cumulative voting and without a classified Board of Directors may be removed with or without cause by holders of a majority of the shares then entitled to vote at an election of directors. In addition, a Delaware corporation that adopts a classified Board has the option of allowing directors to be removed only for cause.

     Board of Directors Vacancies. The Bylaws of both New VERITAS and VERITAS provide that vacancies on the Board of Directors, including newly created directorships, may be filled by the vote of a majority of directors then in office. However, California law prohibits directors from filling a vacancy on the Board created by the removal of a director without cause unless such power is expressly granted to the Board in a corporation's charter documents. The charter documents of VERITAS do not authorize the Board to fill a vacancy by removal of a director without cause.

     Notice of Special Meetings of the Board of Directors. Under California law, notice of a special meeting of the Board of Directors must be given four days prior to such a meeting, if the notice is delivered by mail, or 48 hours prior to such a meeting, if the notice is delivered personally or by telephone or telegraph. Delaware law does not specify requirements with respect to the notice period prior to a special meeting of the Board of Directors. The Bylaws of New VERITAS require four days' notice by mail or 24 hours' notice delivered personally or by telephone, telegraph, telex, mailgram or facsimile prior to such a special meeting.

     Special Shareholders or Stockholders Meetings; Shareholder or Stockholder Action by Written Consent. Under California law, special meetings of shareholders may be called by the Board of Directors, the Chairman of the Board of Directors, the President, the holders of shares representing 10% or more of the outstanding

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

voting power and such other persons as may be designated in the articles of incorporation or bylaws. The Bylaws of VERITAS authorize the President, the Chairman of the Board, the Board, two or more members of the Board or shareholders entitled to cast not less than 10% of the votes at the meeting to call a special meeting. Any action required or able to be taken at any meeting of VERITAS shareholders may be taken without a meeting, without prior notice and without a vote if a written consent is signed by the holders of outstanding VERITAS Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that, except to fill a vacancy caused by removal, directors may not be elected except by unanimous written consent of shares entitled to vote. Unless the consents of all shareholders entitled to vote have been solicited in writing, prompt notice of the taking of any corporate action which is approved by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders entitled to vote who have not consented in writing.

     Delaware law, on the other hand, provides that special meetings of stockholders may be called by a majority of the Board of Directors or by such persons as may be designated in the certificate of incorporation or bylaws, and does not expressly provide stockholders the right to call special meetings. The Bylaws of New VERITAS currently provide that special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. The Bylaws of New VERITAS also provide that stockholders may not act by written consent.

     Amendment of Certificate or Articles of Incorporation. Under both Delaware and California law, a company's certificate or articles of incorporation may be amended only if such amendment is approved by the Board and by a majority of the shareholders or stockholders. In addition, under both Delaware and California law, if a corporation has more than one class or series of stock outstanding, certain amendments that would affect the rights of such class or series require the vote of a majority of the shares of such class or series. "Supermajority" requirements (i.e., requirements of a vote of more than a majority of the shares) are permitted under both California and Delaware law. Nevertheless, California law provides that, for a corporation with outstanding shares held of record by 100 or more persons, such provision: (i) cannot require a vote higher than 66 2/3%; (ii) must be approved by at least as large a proportion of the outstanding shares as the supermajority provision requires; and (iii) automatically expires after two years unless renewed pursuant to a shareholder vote. Delaware law contains no similar provision.

     Amendment of Bylaws. Under California law, bylaws may be amended by shareholders holding a majority of the outstanding shares or by the Board of Directors, except that if the number or a range of directors are specified in the bylaws, this provision can be changed only with the approval of the shareholders. Shareholders can adopt or amend bylaw provisions to limit the ability of the Board of Directors to amend the bylaws. Under Delaware law, the bylaws may be amended only by the stockholders, unless the corporation's certificate of incorporation also confers the power to amend the bylaws on the directors. The Certificate authorizes New VERITAS directors to amend the Bylaws of New VERITAS.

     Shareholder Vote for Mergers and Other Corporate
Reorganizations. Generally, California law requires a shareholder vote in more situations involving corporate mergers and other reorganizations than does Delaware law. Both California and Delaware law generally provide for shareholder or stockholder votes of both the acquiring and acquired corporation to approve mergers and of the selling corporation in a sale of all or substantially all of its assets. In addition to the foregoing, California law also requires the affirmative vote of a majority of the outstanding shares of (i) an acquiring corporation in share-for-share reorganizations, (ii) the acquiring and acquired corporations in sale-of-assets reorganizations and (iii) a parent corporation whose equity securities are being issued or transferred in connection with certain corporate reorganizations (such as triangular mergers), all subject to certain exceptions, whereas Delaware law does not. California law generally requires a vote of all outstanding shares voting in the aggregate and by class when a vote is required in connection with these transactions, whereas Delaware law generally does not require class voting in connection with these transactions.

     Delaware law does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if: (i) the merger agreement does not amend

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

the existing certificate of incorporation; (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger; and (iii) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger. California law contains a similar exception to its voting requirements for mergers and other reorganizations where a corporation or its shareholders immediately prior to the reorganization own immediately after the reorganization more than 5/6ths of the voting power of the surviving or acquiring corporation, or its parent.

     Dissenters' Rights in Mergers and Reorganizations. Under both California and Delaware law, a dissenting shareholder of a corporation engaging in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights. Appraisal rights permit a shareholder to receive cash equal to the fair market value of such shareholder's shares, in lieu of the consideration such shareholder would otherwise receive in any such transaction.

     Delaware law provides for dissenters' rights in certain mergers and consolidations. However, such rights are not available with respect to: (i) a merger or consolidation by a corporation, with respect to any class or series of shares that are either listed on a national securities exchange or held by more than 2,000 stockholders, if such stockholders receive shares of the surviving corporation or of such a listed or widely-held corporation; or (ii) stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger.

     In general, California law does not afford dissenters' rights in share-for-share reorganizations (except for those that do not result in the acquiror gaining control of the other corporation) and sale-of-assets reorganizations, and affords only limited dissenters' rights for mergers where a shareholder vote is required if the shares are publicly traded. See "THE
MERGER -- Appraisal and Dissenters' Rights."

     Loans to Directors, Officers and Employees. Under Delaware law, a corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees (including those who are directors), and those of its subsidiaries, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation. Under California law, a corporation may make a loan to, or guarantee the obligations of, directors or officers only if a majority of the disinterested directors determines that such loan or guarantee may reasonably be expected to benefit the corporation.

     Inspection of Shareholder or Stockholder Lists. Both California and Delaware law allow any shareholder to inspect a corporation's shareholder list for a purpose reasonably related to such person's interest as a shareholder. In addition, California law provides that a shareholder or shareholders holding 5% or more of a corporation's shares, or who hold 1% or more of a corporation's shares after it is a public company and has filed a Schedule 14A with the Commission relating to the election of directors, have an absolute right to inspect and copy the corporation's shareholder list. Delaware law permits a stockholder to inspect the stockholder list during the ten days preceding a stockholders' meeting for any purpose germane to the meeting, but does not contain a provision comparable to the absolute right of inspection provided by California law to certain shareholders.

     Payment of Dividends. California law does not use the concepts of par value of shares, capital or surplus. The concepts of par value, capital and surplus are retained under Delaware law.

     Under California law, any distribution of corporate assets to shareholders (including dividends and repurchases of shares) are limited either to: (i) retained earnings; or (ii) an amount that would leave the corporation with assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) equal to at least 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits) and with current assets, as defined, at least equal to its current liabilities (or 1 1/4 times its current liabilities if the average pretax and pre-interest earnings for the preceding two fiscal years were less than the average interest expense for such years). There are exceptions to the foregoing rules for repurchases pursuant to employee stock plans. Additionally, a corporation cannot make a distribution if, as a result of such distribution, the corporation would likely be unable to meet its liabilities as they come due or if such distribution would impair certain preference rights of the holders of preferred stock.

     Delaware law permits the payment of dividends out of surplus (generally defined as stockholders' equity less the par value of outstanding stock) or, if there is no surplus, out of net profits for the current fiscal year and/or the preceding fiscal year. Delaware law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

     Interested Director Transactions. Under both California and Delaware law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest, provided certain conditions are met. With certain exceptions, the conditions are similar under California and Delaware law. Under California and Delaware law:
(i) either the shareholders (or stockholders) or the Board of Directors must approve any such contract or transaction after full disclosure of the material facts, and, in the case of Board approval, the contract or transaction must also be "just and reasonable" (in California) or "fair" (in Delaware) to the corporation; or (ii) the contract or transaction must have been just and reasonable or fair, as applicable, to the corporation at the time it was approved. In the latter case, California law explicitly places the burden of proof on the interested director. Under California law, if shareholder approval is sought, the interested director is not entitled to vote his shares at a shareholder meeting or by written consent with respect to any action regarding such contract or transaction. If Board approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for purposes of establishing a quorum). Under Delaware law, if Board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors (even though less than a majority of a quorum).

     Notice of Board Nominations and Other Shareholder or Stockholder
Business -- Annual Meetings. The Bylaws of New VERITAS require that nominations of persons for election to the Board and the proposal of business to be considered at an annual meeting of stockholders must be made: (i) pursuant to notice by New VERITAS notice of such meeting; (ii) by the Board; or (iii) if by a stockholder, by advance written notice given to New Veritas between 60 to 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders. However, if the date of the annual meeting at which such nomination or business is proposed by a stockholder (the is more than 30 days before or more than 60 days after such anniversary, then such notice may be given by the stockholder no earlier than the 90th day prior to such meeting and not later than the later of 60 days prior to the such meeting or the 10th day following the first public announcement of the such meeting. The above notice provisions are subject to certain exceptions with respect to electing directors to fill Board seats resulting from increases in the size of the Board not publicly announced at least 70 days prior to the annual meeting. In addition, certain other information regarding a Board nominee or the business proposed for discussion must be included in the stockholder's notice to New VERITAS.

     Notice of Board Nominations and Other Shareholder or Stockholder
Business -- Special Meetings. New VERITAS' Bylaws also provide that, at special meetings of stockholders, the only business that can be conducted will be the items of business set forth in notice of such special meeting. The Bylaws also provide that nominations of persons for election to the Board at a special meeting at which directors are to be elected pursuant to the notice of the meeting shall be made: (i) by the Board; or (ii) if the Board has determined that directors will be elected at the meeting, by a stockholder of record meeting certain qualifications who gives New VERITAS advance written notice of such nominations no earlier than 90 days prior to such special meeting and no later than the later of 60 days before such special meeting, or the 10th day after the first public announcement of such meeting and of the nominees proposed by the Board to be elected at such meeting.

     Derivative Suits. California law provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. Under Delaware law, a stockholder may only bring a derivative action on behalf of the corporation if the stockholder was a stockholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law. California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding requirement.

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

     Dissolution. Under California law, shareholders holding 50% or more of the total voting power may authorize a corporation's dissolution, with or without the approval of the corporation's Board of Directors, and this right may not be modified by the articles of incorporation. Under Delaware law, unless the Board of Directors approves the proposal to dissolve, the dissolution must be unanimously approved by all stockholders entitled to vote. A dissolution initiated by the Board of Directors only requires the approval of a majority of the corporation's stockholders. In the event of such a Board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions. The Certificate does not contain such a requirement.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF OPENVISION AND NEW VERITAS

     Capital Structure. The OpenVision Certificate provides for the authorized Common Stock to be divided into Common Stock and Class B Stock. The Class B Stock is identical to the OpenVision Common Stock except that it is not entitled to vote for the election of directors or any other matters except amendment of the Article that describes the characteristics of the Class B Stock. The Certificate of Incorporation of New VERITAS provides for only one class of Common Stock. Following the consummation of the OpenVision Merger, the holders of Class B Stock will become holders of Common Stock of New VERITAS.

     Stockholder Meetings. The OpenVision Bylaws provide that special meetings of stockholders may be called by stockholders holding shares representing not less than ten percent of the outstanding votes entitled to vote at the meeting. Under the New VERITAS Bylaws, a special meetings of stockholders may only be called by the Chairman of the Board, the Chief Executive Officer, the President or by a majority of the members of the Board of Directors.

     Director Nominations. The New VERITAS Bylaws provide that no nominations for directors by any person other than the New VERITAS Board of Directors may be presented to any meeting of stockholders unless the person making the nomination is a record stockholder and has delivered a written notice to the secretary of New VERITAS no later than the close of business 60 days in advance of the stockholder meeting or 10 days after the date on which notice of the meeting is first given to the stockholders, whichever is later. The OpenVision Bylaws do not impose comparable conditions on the submission of director nominations by stockholders.

     Voting. The Bylaws of OpenVision provide that, at a stockholders meeting at which directors are to be elected or at elections held under special circumstances, a stockholder may cumulate votes. New VERITAS stockholders are not entitled to cumulate votes.

     Indemnification. Both the OpenVision Bylaws and the New VERITAS Bylaws provide that directors and officers shall, and certain other persons may, be indemnified to the fullest extent authorized by Delaware law. The New VERITAS Bylaws require New VERITAS to pay all expenses incurred by a director or officer in defending any proceeding within the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, subject to certain conditions. The OpenVision Bylaws do not contain a comparable provision regarding the advancement of expenses.

     Percentage of Voting Stock; Influence over Affairs. Upon completion of the Merger, the percentage ownership of New VERITAS by each former OpenVision stockholder will be substantially less than such stockholder's current percentage ownership of OpenVision. Accordingly, former OpenVision stockholders will have a significantly smaller voting influence over the affairs of New VERITAS than they currently enjoy over the affairs of OpenVision.

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

          ADDITIONAL MATTERS FOR CONSIDERATION OF VERITAS SHAREHOLDERS

                       PROPOSAL 2:  ELECTION OF DIRECTORS

     At the VERITAS Meeting, shareholders will elect five (5) directors to serve on the VERITAS Board until the next Annual Meeting of Shareholders of VERITAS or until their successors shall be elected and qualified or until such director's earlier resignation or removal. Upon consummation of the Merger, each then current director of VERITAS will become a director of New VERITAS. Shares represented by the accompanying proxy will be voted for the election of the five nominees listed below unless the proxy is marked in such a manner as to withhold authority so to vote. Should any of the nominees listed below become unavailable at the time of the VERITAS Meeting to accept nomination for election as a director, the proxy holder's named in the enclosed proxy may vote for substitute nominees at their discretion. VERITAS is not aware of any nominee who will be unable to or will not serve as a director.

NOMINEES FOR DIRECTOR

     The names of the nominees and certain information about them are set forth below:

    NAME OF NOMINEE       AGE                   PRINCIPAL OCCUPATION                DIRECTOR SINCE
------------------------
Mark Leslie               51      President and Chief Executive Officer of VERITAS    1988
Roel Pieper(1)(2)         40      President and Chief Executive Officer of Tandem     1992
                                  Computers, Inc.
Joseph D. Rizzi(1)(2)     54      General Partner of Matrix Partners                  1987
Fred van den Bosch        44      Senior Vice President of Engineering of VERITAS     1996
Steven Brooks(2)          45      Consultant and Private Investor                     1996

---------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Each of the directors listed above was previously elected at VERITAS' Annual Meeting of Shareholders held on June 7, 1996.

     For biographical information relating to the above nominees, See "MANAGEMENT OF THE COMBINED COMPANY."

INFORMATION REGARDING THE VERITAS BOARD MEETINGS AND COMMITTEES

     The VERITAS Board is responsible for the overall affairs of VERITAS. To assist it in carrying out this responsibility, the VERITAS Board has delegated certain authority to designated committees, the membership and duties of which are as follows:

               AUDIT COMMITTEE                            COMPENSATION COMMITTEE
--------------------------------------------------------------------------------------------
               Joseph D. Rizzi                               Joseph D. Rizzi
                 Roel Pieper                                   Roel Pieper
                                                              Steven Brooks

     Audit Committee. The Audit Committee satisfies itself as to the independence and competence of VERITAS' public accountants. It reviews with them and with VERITAS' internal accounting staff the scope and results of the independent accountant's audit work, VERITAS' annual financial statements, and VERITAS' internal accounting and control systems. The Audit Committee also recommends to the VERITAS Board the firm of independent public accountants to be selected to audit VERITAS' accounts, and makes further inquiries as it deems necessary or desirable to inform itself as to the conduct of VERITAS' affairs. The Audit Committee was established in October 1993 and met once during 1996.

     Compensation Committee. The VERITAS Committee reviews and makes recommendations to the Board regarding the compensation for officers and employees of VERITAS, grants options and stock awards

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

under VERITAS' employee benefit plans and reviews and recommends adoption of and amendments to stock option and employee benefit plans. The VERITAS Committee met once during 1996.

     The VERITAS Board does not have a nominating committee or a committee performing similar functions. The VERITAS Board met five times, including telephone conference meetings, during 1996. No director attended fewer than 75% of the aggregate of the total number of meetings of the VERITAS Board (held during the time period for which he was a director) and the total number of meetings held by all committees of the VERITAS Board on which he served (during the period that he served).

                          THE VERITAS BOARD RECOMMENDS
                A VOTE IN FAVOR OF EACH OF THE NOMINEES LISTED.

           PROPOSAL 3:  AMENDMENTS TO THE 1993 EQUITY INCENTIVE PLAN

     Shareholders of VERITAS are being asked to approve amendments to the 1993 Plan to (1) increase the number of shares of VERITAS Common Stock reserved for issuance thereunder from 2,042,658 to 4,100,000 and (2) incorporate other technical changes related to the assumption of the 1993 Plan, if the Merger is consummated, by New VERITAS. The purpose of these amendments is to secure sufficient additional shares under the 1993 Plan so that VERITAS and, if the Merger is consummated, the Combined Company is able to maintain a competitive equity compensation program and assume the 1993 Plan. The granting of options under the 1993 Plan plays an important role in VERITAS' efforts to attract and retain employees of outstanding ability. The VERITAS Board believes that this increase to the reserve of shares with respect to which equity awards may be granted is needed to ensure that VERITAS can continue to meet its goals.

     The VERITAS Board adopted these amendments as well as amendments to reflect changes to Rule 16b-3 promulgated under the Exchange Act that the Commission adopted on May 31, 1996 in January 1997. The Rule 16b-3 amendments do not require shareholder approval. If the Merger is consummated, New VERITAS will assume the 1993 Plan, as amended. In the event the Merger is not consummated, the 1993 Plan, as amended, will remain in effect.

     The 1993 Plan was adopted by the VERITAS Board and approved by VERITAS' shareholders in October 1993 to offer eligible persons an opportunity to participate in VERITAS' future performance through awards of stock options, restricted stock and stock bonuses or as restricted stock. In April 1994, the VERITAS Board amended the 1993 Plan to increase the number of shares reserved for issuance thereunder from 698,658 to 992,658 shares. VERITAS' shareholders approved this amendment in May 1994. In April 1995, the VERITAS Board amended the 1993 Plan to increase the number of shares reserved for issuance thereunder from 992,658 to 2,042,658 shares. VERITAS shareholders approved this amendment in May 1995.

DESCRIPTION OF THE 1993 PLAN, AS AMENDED

     The following is a summary description of the principal features of the 1993 Plan, as amended, which summary is qualified in its entirety by reference to the full text of the 1993 Plan attached hereto as Appendix C-1. All references in this Proposal to "VERITAS" shall mean VERITAS, its successor or any corporation that assumes the 1993 Plan.

     Stock Subject to the 1993 Plan. An aggregate of 4,100,000 shares of authorized but unissued VERITAS Common Stock is reserved for issuance under the 1993 Plan. Any shares issuable upon exercise of options granted pursuant to the VERITAS 1991 Executive Stock Option Plan and the VERITAS 1985 Stock Option Plan that expire or become unexercisable for any reason without having been exercised in full are also available for issuance under the 1993 Plan. If any option granted pursuant to the 1993 Plan expires or terminates for any reason without being exercised in whole or in part or any award terminates without being issued, the shares released from such option or award will again become available for grant and purchase under the 1993 Plan. As of March 20, 1997, options to purchase 1,771,806 shares were outstanding, 340,062 had been exercised, no shares have been awarded as stock bonuses or as restricted stock and 2,243,898 shares were eligible for future grant.

     Administration. The 1993 Plan is administered by the VERITAS Committee. The VERITAS Committee currently consists of Joseph D. Rizzi and Roel Pieper, each of whom is a "non-employee director," as that term is defined under the Exchange Act, and an "outside director" within the meaning of Code Section 162(m). Subject to the terms of the 1993 Plan, the VERITAS Committee determines the persons who are to receive awards and the terms and conditions of the awards, including the number of shares subject to each such award. The VERITAS Committee also has the authority to construe and interpret any of the provisions of the 1993 Plan and any awards granted thereunder. The interpretation by the VERITAS Committee of any of the provisions of the 1993 Plan or any equity award granted under the 1993 Plan will be final and conclusive.

     Eligibility. Employees, officers, directors, independent contractors, consultants and advisors of VERITAS (and of any subsidiaries and affiliates of VERITAS) whom the VERITAS Committee determines has the potential to contribute to the future success of VERITAS (the "Participants") are eligible to receive any of the different types of awards under the 1993 Plan. "Named Executive Officers", as defined above, are each eligible to receive an aggregate of up to a maximum of 300,000 shares at any time during the term of the 1993 Plan. As of March 20, 1997, approximately 190 persons were eligible to receive awards under the 1993 Plan.

     Stock Options. The 1993 Plan permits the granting of options that are intended to qualify as ISOs or are NQSOs. ISOs may be granted only to employees of VERITAS. The option exercise price for each ISO must be no less than 100% of the fair market value of a share at the time such option is granted. Fair market value is currently determined under the 1993 Plan as the last reported sales price of a share of VERITAS Common Stock on Nasdaq on the date of grant, or if there is no such reported sales price on such date, the average of the closing bid and asked prices. The option exercise price for each NQSO must be no less than 85% of the fair market value of a share at the time of grant. In the case of a 10% stockholder, the exercise price for an ISO or NQSO must be no less than 110% of the fair market value. Options are exercisable within the times and upon the events determined by the VERITAS Committee as set forth in the Participant's option agreement.

     The 1993 Plan provides for the payment of the exercise price of options by any of the following means, subject to the provisions of the Participant's option agreement: (i) in cash (by check); (ii) by surrender of shares of VERITAS Common Stock owned by the Participant; (iii) where permitted by applicable law and approved by the VERITAS Committee, in its sole discretion, by tender of a full recourse promissory note; (iv) by cancellation of indebtedness of VERITAS to the Participant; (v) by waiver of compensation due to or accrued by the Participant for services rendered; (vi) by tender of property; (vii) by a "same-day sale" commitment from the Participant and a NASD broker; (viii) by a "margin" commitment from the Participant and a NASD broker; or (ix) by any combination of the foregoing, when approved by the VERITAS Committee in its sole discretion.

     Restricted Stock Awards. The VERITAS Committee may grant Participants restricted stock awards to purchase stock either in addition to, or in tandem with, other awards under the 1993 Plan, under such terms, conditions and restrictions as the VERITAS Committee may determine. The purchase price for such awards must be no less than 85% of the fair market value of a share on the date of the award (and 100% of the fair market value in the case of a 10% shareholder), and can be paid for with the types of consideration described under Stock Options above with the exception of a same-day sale or margin commitment which are available only for options.

     Stock Bonus Awards. The VERITAS Committee may grant Participants stock bonus awards either in addition to, or in tandem with, other awards under the 1993 Plan, under such terms, conditions and restrictions as the VERITAS Committee may determine.

     Mergers, Consolidations, Change of Control. In the event of a merger, consolidation, dissolution or liquidation of VERITAS, the sale of substantially all the assets of VERITAS or any other similar corporate transaction, the successor corporation may assume, replace or substitute equivalent awards in exchange for those granted under the 1993 Plan or provide substantially similar consideration to Participants as is provided to shareholders, or issue, in place of outstanding shares held by Participant, shares or other property subject to repurchase restrictions no less favorable to the Participants. In the event that the successor corporation does not assume or substitute the awards, the awards, including outstanding options, shall expire on such transaction at the time and upon the conditions as the VERITAS Committee determines. Notwithstanding the foregoing, the vesting of certain options to officers under the 1993 Plan will accelerate upon such a corporate transaction as to an additional 1/48th of the total option shares for each month of employment the officer completed with VERITAS from the date of the option grant to the date of the corporate transaction, and if certain events occur, the vesting of such options shall accelerate for an additional twenty-four months. The Merger contemplated hereunder will not trigger acceleration of any of these outstanding officer options.

     Amendment of the 1993 Plan. The VERITAS Board may at any time terminate or amend the 1993 Plan, including amending any form of award agreement or instrument to be executed pursuant to the 1993 Plan. However, no amendment which requires shareholder approval under Code Section 422 will be made unless shareholder approval is secured.

     Term of the 1993 Plan. Equity awards may be granted pursuant to the 1993 Plan from time to time until September 30, 2003, ten years from the date it was adopted by the VERITAS Board.

FEDERAL INCOME TAX INFORMATION

     THE FOLLOWING INFORMATION IS A GENERAL SUMMARY AS OF THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS OF THE FEDERAL INCOME TAX CONSEQUENCES TO VERITAS AND PARTICIPANTS UNDER THE 1993 PLAN. THE FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES FOR EACH PARTICIPANT WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. EACH PARTICIPANT IS ENCOURAGED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE 1993 PLAN.

     Incentive Stock Options. The Participant will recognize no income upon grant of an ISO and incur no tax on his or her exercise unless the Participant is subject to the AMT. If the Participant holds ISO Shares for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the Participant generally will realize long-term capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares.

     If the Participant disposes of ISO Shares in certain Disqualifying Dispositions, then the gain realized upon such Disqualifying Disposition, up to the difference between the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such shares) and the option exercise price, will be treated as ordinary income. Any additional gain will be long-term or short-term capital gain, depending upon the amount of time the ISO Shares were held by the Participant.

     Alternative Minimum Tax. The difference between the exercise price and fair market value of the ISO Shares on the date of exercise of an ISO is an adjustment to income for purposes of the AMT. The AMT (imposed to the extent it exceeds the taxpayer's regular tax) is 26% of an individual taxpayer's alternative minimum taxable income (25% in the case of alternative minimum taxable income in excess of $175,000). Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by tax preference items and reducing this amount by the applicable exemption amount ($45,000 in case of a joint return, subject to reduction under certain circumstances). If a Disqualifying Disposition of the ISO Shares occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those ISO Shares. Also, upon a sale of ISO Shares that is not a Disqualifying Disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the ISO Shares at exercise over the amount paid for the ISO Shares.

     Nonqualified Stock Options. A Participant will not recognize any taxable income at the time a NQSO is granted. However, upon exercise of a NQSO, the Participant generally must include in income as compensation an amount equal to the difference between the fair market value of the NQSO shares purchased on the date of exercise and the Participant's purchase price. The included amount will be treated as ordinary income by the Participant and may be subject to withholding by VERITAS (either by payment in cash or

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

withholding out of the Participant's salary). Upon resale of the NQSO shares by the Participant, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss.

     Restricted Stock and Stock Bonus Awards. Restricted stock and stock bonus awards will generally be subject to tax at the time of receipt of shares of VERITAS Common Stock or cash, unless there are restrictions that enable the Participant to defer tax. At the time that tax in incurred, the tax treatment will be similar to that discussed above for NQSOs.

     Tax Treatment of VERITAS. VERITAS generally will be entitled to a deduction in connection with the exercise of the NQSO by a Participant or upon the receipt of restricted stock or stock bonuses by a Participant to the extent that the Participant recognized ordinary income and VERITAS properly reports the income received by the Participant in connection with the award withholds tax. VERITAS will be entitled to a deduction in connection with the disposition of ISO Shares only to the extent that the Participant recognizes ordinary income on a Disqualifying Disposition of the ISO Shares and VERITAS properly reports the income received by the Participant in connection with the award.

ERISA

     The 1993 Plan is not subject to any of the provisions of ERISA.

                  THE VERITAS BOARD RECOMMENDS A VOTE IN FAVOR
                  OF THE PROPOSED AMENDMENTS TO THE 1993 PLAN

        PROPOSAL 4:  AMENDMENTS TO THE 1993 DIRECTORS STOCK OPTION PLAN

     Shareholders of VERITAS are being asked to approve amendments to the Directors Plan to (1) increase the number of shares of VERITAS Common Stock reserved for issuance thereunder from 150,000 to 250,000 and (2) incorporate other technical changes related to the assumption of the Directors Plan, if the Merger is consummated, by New VERITAS. The purpose of these amendments is to assist VERITAS in the retention and recruitment of non-employee directors by ensuring that there are sufficient shares available for issuance under the Directors Plan to grant options in accordance with the formula thereunder and to facilitate the assumption of the Directors Plan, if the Merger is consummated. In January 1997, the VERITAS Board adopted these amendments as well as amendments to reflect changes to Rule 16b-3 promulgated under the Exchange Act which the Commission adopted on May 31, 1996. The Rule 16b-3 amendments do not require shareholder approval. If the Merger is consummated, New VERITAS will assume the Directors Plan, as amended. In the event the Merger is not consummated, the Directors Plan, as amended, will remain in effect.

     The Directors Plan was adopted by the VERITAS Board and approved by VERITAS' shareholders in October 1993 to grant non-employee directors stock options pursuant to a formula set forth in the Directors Plan. The VERITAS Board amended the Directors Plan on January 26, 1994 to provide that options granted thereunder will fully vest as to any shares that remain unvested on the day immediately preceding the tenth anniversary of the date of grant; provided the non-employee director holding the grant continuously remains a member of the VERITAS Board. VERITAS' shareholders approved this amendment in June 1994. In October 1994 and in April 1995, the VERITAS Board amended the grant and vesting formulas. VERITAS' shareholders approved these amendments in June 1995.

DESCRIPTION OF THE DIRECTORS PLAN, AS AMENDED

     The following is a summary description of the principal features of the Directors Plan, as amended, which summary is qualified in its entirety by reference to the full text of the Directors Plan attached hereto as Appendix C-2. All references in this Proposal to "VERITAS" shall mean VERITAS, its successor or any corporation that assumes the Directors Plan.

     Stock Subject to Options. An aggregate of 250,000 shares of authorized but unissued VERITAS Common Stock is reserved for issuance under the Directors Plan. In the event that any outstanding option under the Directors Plan expires or terminates for any reason, the shares of VERITAS Common Stock

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

allocable to the unexercised portion of such option shall be available again for the grant of options thereunder. As of March 20, 1997, options to purchase 75,500 shares were outstanding, 19,000 had been exercised and 155,500 shares were eligible for future grant.

     Administration. The Directors Plan is presently administered by the VERITAS Board. The interpretation by the VERITAS Board of any of the provisions of the Directors Plan or any option granted under the Directors Plan will be final and conclusive.

     Eligibility. The Directors Plan permits VERITAS to grant NQSOs to purchase shares of VERITAS Common Stock in accordance with a fixed formula to non-employee directors of VERITAS. Directors who are consultants or independent contractors of VERITAS are eligible to participate in the Directors Plan. As of March 20, 1997, three persons were eligible to participate in the Directors Plan.

     Formula for Option Grants. The Directors Plan currently provides that each non-employee director who is first elected or reelected to the VERITAS Board after December 8, 1993, the effective date of VERITAS' initial public offering of stock, is granted a NQSO to purchase 24,000 shares of VERITAS Common Stock on the later of (i) the date he or she is first elected or reelected to the VERITAS Board or (ii) the date his or her most recent prior option granted by VERITAS becomes fully vested as to all shares (an "Initial Grant"). A non-employee director who received an Initial Grant or a Succeeding Grant (as defined below) prior to the assumption of the Directors Plan by New VERITAS, if the Merger is consummated, shall not be granted an Initial Grant. Each non-employee director will receive an option to purchase 6,000 shares of VERITAS Common Stock each year on the anniversary date of the most recent prior option granted to him or her by VERITAS, provided such individual is still a member of the VERITAS Board (a "Succeeding Grant"). Notwithstanding the foregoing, a non-employee director shall not receive a Succeeding Grant earlier than the first anniversary of his or her Initial Grant.

     Terms of Option Grants. The Directors Plan currently provides that options granted thereunder are immediately exercisable. Unvested shares received on exercise of an option are subject to a right of repurchase in VERITAS that lapses as the shares vest. Initial Grants vest as to 1,500, and Succeeding Grants vest as to 375, of the shares on the last day of each calendar quarter, provided that the non-employee director attends at least one VERITAS Board meeting during the quarter. If the non-employee director attends a meeting that occurs prior to the date the option was granted, he or she will not receive vesting credit with respect to that particular option as a result of attending the meeting. Options have a ten year term and will fully vest as to any shares that remain unvested on the day immediately preceding the tenth anniversary of the date the option is granted. Options cease vesting but remain exercisable if the non-employee director ceases to be a member of the VERITAS Board, but continues to provide services to VERITAS as a consultant.

     The exercise price of an option granted under the Directors Plan is the fair market value of the shares of VERITAS Common Stock issuable upon the exercise of such option on the date of grant. Fair market value is currently determined under the Directors Plan as the average of the high and low prices of VERITAS Common Stock on the date of grant as quoted on Nasdaq. The exercise price may be paid in cash or by check as well as fully paid shares of VERITAS Common Stock, waiver of compensation due or accrued to the non-employee director for services rendered, a "same day sale", a "margin commitment" or any combination of the foregoing.

     Mergers, Consolidations, Change of Control. In the event of a merger, consolidation, dissolution or liquidation of VERITAS, the sale of substantially all of the assets of VERITAS or any other similar corporate transaction, the vesting of all options granted pursuant to the Directors Plan will accelerate and the options will become exercisable in full and will terminate in accordance with termination provisions of the Directors Plan. The Merger contemplated hereunder will not trigger acceleration of the outstanding Directors Plan options.

     Amendment of the Directors Plan. The VERITAS Board, to the extent permitted by law, and with respect to any shares at the time not subject to options, may terminate or amend the Directors Plan; provided, however, that the VERITAS Board may not, without shareholder approval, increase the total number of shares of VERITAS Common Stock available for issuance under the Directors Plan or change the class of

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

persons eligible to receive options. In any case, no amendment of the Directors Plan may adversely affect any then outstanding options or any unexercised portions thereof without the written consent of the non-employee director.

     Term of the Directors Plan. Options may be granted pursuant to the Directors Plan from time to time until September 30, 2003, ten years from the date the Directors Plan was adopted by the VERITAS Board.

FEDERAL INCOME TAX INFORMATION

     THE FOLLOWING INFORMATION IS A GENERAL SUMMARY AS OF THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS OF THE FEDERAL INCOME TAX CONSEQUENCES TO VERITAS AND NON-EMPLOYEE DIRECTORS OF PARTICIPATION IN THE DIRECTORS PLAN. THE FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES FOR EACH NON-EMPLOYEE DIRECTOR WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. EACH NON-EMPLOYEE DIRECTOR IS ENCOURAGED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE DIRECTORS PLAN.

     Nonqualified Stock Options. A non-employee director will not recognize any taxable income at the time a NQSO is granted. However, upon exercise of a NQSO, the non-employee director generally must include in income as compensation an amount equal to the difference between the fair market value of the NQSO shares purchased on the date of exercise and the non-employee director's purchase price. The included amount will be treated as ordinary income by the non-employee director and may be subject to withholding by VERITAS (either by payment in cash or withholding out of the non-employee director's salary). Upon resale of the NQSO shares by the non-employee director, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss.

     Tax Treatment of VERITAS. VERITAS will generally be entitled to a deduction in connection with the exercise of the NQSO by a non-employee director to the extent that the non-employee director recognized ordinary income and VERITAS properly reports the income received by the non-employee director.

ERISA

     The Directors Plan is not subject to any of the provisions of ERISA.

                  THE VERITAS BOARD RECOMMENDS A VOTE IN FAVOR
                OF THE PROPOSED AMENDMENTS TO THE DIRECTORS PLAN

        PROPOSAL 5:  AMENDMENTS TO THE 1993 EMPLOYEE STOCK PURCHASE PLAN

     Shareholders of VERITAS are being asked to approve amendments to the Purchase Plan to: (1) increase the number of shares reserved for issuance thereunder from 675,000 shares to 1,000,000 shares and (2) incorporate other technical changes related to the assumption of the Purchase Plan, if the Merger is consummated, by New VERITAS. The purpose of these amendments is to secure sufficient additional shares under the Purchase Plan so that VERITAS and, if the Merger is consummated, the Combined Company is able to maintain a competitive equity compensation program and to facilitate the assumption of the Purchase Plan by New VERITAS, if the Merger is consummated. In January 1997, the VERITAS Board adopted these amendments as well as amendments to reflect changes to Rule 16b-3 promulgated under the Exchange Act which the Commission adopted on May 31, 1996. The Rule 16b-3 amendments do not require shareholder approval. If the Merger is consummated, New VERITAS will assume the Purchase Plan, as amended. In the event the Merger is not consummated, the Purchase Plan, as amended, will remain in effect.

     The Purchase Plan was adopted by the VERITAS Board and approved by VERITAS' shareholders in October 1993 to provide eligible VERITAS employees ("Participating Employees") with a convenient means to acquire equity in VERITAS through payroll deductions and to provide an incentive for continued employment. In July 1994, the VERITAS Board amended the Purchase Plan to provide for rolling twenty-four month Offering Periods each comprised of four six-month Purchase Periods. In April 1996, the VERITAS Board amended the Purchase Plan to increase the number of shares issuable thereunder from 375,000 to 675,000. VERITAS' shareholders approved this amendment in May 1996.

DESCRIPTION OF THE PURCHASE PLAN, AS AMENDED

     The following is a summary description of the principal provisions of the Purchase Plan, as amended, which summary is qualified in its entirety by reference to the full text of the Purchase Plan attached hereto as Appendix C-3. All references in this Proposal to "VERITAS" shall mean VERITAS, its successor or any corporation that assumes the Purchase Plan.

     Stock Subject to the Purchase Plan. The stock subject to purchase under the Purchase Plan consists of 1,000,000 shares of authorized but unissued VERITAS Common Stock. As of March 20, 1997 324,322 shares had been issued and there were 675,678 shares available for issuance.

     Administration. The Purchase Plan is administered by the VERITAS Committee. The interpretation or construction by the VERITAS Committee of any provisions of the Purchase Plan or of any option to purchase shares thereunder will be final and binding on all Participating Employees and on VERITAS.

     Eligibility. All employees of VERITAS, or any parent or subsidiary of VERITAS, are eligible to participate in the Purchase Plan except the following:

     (a) employees who are not employed by VERITAS on the day prior to the beginning of an Offering Period (as defined below);

     (b) employees who are customarily employed for fewer than 20 hours per week;

     (c) employees who are customarily employed for fewer than five months in a calendar year; or

     (d) employees who own or hold options to purchase or who, as a result of participation in the Purchase Plan, would own stock or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of VERITAS.

     As of March 20, 1997 there were 162 persons participating in the Purchase Plan.

     The Purchase Plan provides for consecutive twenty-four month "Offering Periods" during which eligible employees can participate. Each Offering Period is comprised of four six-month "Purchase Periods." The first business day of each Offering Period is the "Offering Date." (The first Offering Date of the Purchase Plan was August 16, 1994). Offering Periods under the Purchase Plan commence on each August 16 and February 16 and end on the second August 15 and February 15, respectively thereafter. A Participating Employee cannot participate simultaneously in more than one Offering Period. The VERITAS Board has the power to change the duration of Offering Periods without shareholder approval if the change is announced at least 15 days prior to the scheduled beginning of the first Offering Period to be affected.

     Participating Employees will participate in the Purchase Plan during each pay period through payroll deductions. A Participating Employee sets the rate of such payroll deductions, which may not be less than 2% nor more than 10% of the Participating Employee's W-2 compensation, not to exceed $25,000 (calculated by reference to the fair market value of the shares as of the Offering Date) per calendar year or such lower limit as set by the VERITAS Committee.

     Participating Employees may elect to participate in any Offering Period by enrolling as provided under the terms of the Purchase Plan. Once enrolled, a Participating Employee will automatically participate in each succeeding Offering Period unless the Participating Employee withdraws from the Offering Period or the Purchase Plan is terminated. After the rate of payroll deductions for an Offering Period has been set by a Participating Employee, that rate continues to be effective for the remainder of the Offering Period (and for all subsequent Offering Periods in which the Participating Employee is automatically enrolled) unless otherwise changed by the Participating Employee. The Participating Employee may increase or lower the rate of payroll deductions for any subsequent Offering Period, but may only lower the rate of payroll deductions during an Offering Period. Not more than one change may be made during a single Purchase Period.

     Purchase Price. The purchase price of shares that may be acquired in any Offering Period under the Purchase Plan shall be 85% of the lesser of (a) the fair market value of the shares on the Offering Date or (b) the fair market value of the shares on the last day of the applicable Purchase Period in such Offering Period. The fair market value of a share of VERITAS Common Stock is the average of the high and low prices of VERITAS Common Stock on the applicable date as quoted on Nasdaq and reported in The Wall Street Journal.

     Purchase of Stock Under the Purchase Plan. The number of whole shares a Participating Employee will be able to purchase in any Purchase Period will be determined by dividing the total amount of compensation withheld from the Participating Employee during the Purchase Period pursuant to the Purchase Plan by the purchase price for each share determined as described above. The purchase will take place automatically on the last day of the Purchase Period.

     Withdrawal. A Participating Employee may withdraw from any Offering Period. No further payroll deductions for the purchase of shares will be made for the succeeding Offering Period unless the Participating Employee enrolls in the new Offering Period in the same manner as for initial participation in the Purchase Plan.

FEDERAL INCOME TAX INFORMATION

     THE FOLLOWING INFORMATION IS A GENERAL SUMMARY AS OF THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS OF THE FEDERAL INCOME TAX CONSEQUENCES TO VERITAS AND PARTICIPATING EMPLOYEES UNDER THE PURCHASE PLAN. THE FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES FOR EACH PARTICIPATING EMPLOYEE WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. EACH PARTICIPATING EMPLOYEE IS ENCOURAGED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE PURCHASE PLAN.

     The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code.

     Tax Treatment of the Participating Employee. Participating Employees will not recognize income for federal income tax purposes either upon enrollment in the Purchase Plan or upon the purchase of shares. All tax consequences are deferred until a Participating Employee sells the shares, disposes of the shares by gift or dies.

     If shares are held for more than one year after the date of purchase and more than two years from the beginning of the applicable Offering Period, or if the Participating Employee dies while owning the shares, the Participating Employee realizes ordinary income on a sale (or a disposition by way of gift or upon death) to the extent of the lesser of (i) 15% of the fair market value of the shares at the beginning of the Offering Period or (ii) the actual gain (the amount by which the market value of the shares on the date of sale, gift or death exceeds the purchase price). All additional gain upon the sale of shares is treated as long-term capital gain. If the shares are sold and the sale price is less than the purchase price, there is no ordinary income and the Participating Employee has a long-term capital loss for the difference between the sale price and the purchase price.

     In the event of a Disqualifying Disposition, the Participating Employee realizes ordinary income at the time of sale or other disposition taxable to the extent that the fair market value of the shares at the date of purchase is greater than the purchase price. This excess will constitute ordinary income (not currently subject to withholding) in the year of the sale or other disposition even if no gain is realized on the sale or if a gratuitous transfer is made. The difference, if any, between the proceeds of sale and the fair market value of the shares at the date of purchase is a capital gain or loss. Capital gains continue to be offset by capital losses and up to $3,000 of capital losses may be offset annually against ordinary income.

     Tax Treatment of the Company. VERITAS will be entitled to a deduction in connection with the disposition of shares acquired under the Purchase Plan only to the extent that the Participating Employee recognizes ordinary income on a Disqualifying Disposition of the shares. VERITAS will treat any transfer of record ownership of shares as a disposition, unless notified to the contrary. In order to enable VERITAS to learn of Disqualifying Dispositions and ascertain the amount of the deductions to which it is entitled, Participating Employees will be required to notify VERITAS in writing of the date and terms of any disposition of shares purchased under the Purchase Plan.

ERISA

     The Purchase Plan is not subject to any of the provisions of ERISA.

                  THE VERITAS BOARD RECOMMENDS A VOTE IN FAVOR
                OF THE PROPOSED AMENDMENTS TO THE PURCHASE PLAN

     PROPOSAL 6: RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS VERITAS' AUDITORS FOR 1997

     VERITAS has selected Ernst & Young LLP as its independent auditors to perform the audit of VERITAS' financial statements for 1997, and the shareholders of VERITAS are being asked to ratify such selection. Upon consummation of the Merger, it is anticipated that Ernst & Young LLP will serve as the auditors for New VERITAS. Representatives of Ernst & Young LLP are expected to be present at the VERITAS Meeting, will have the opportunity to make a statement at the VERITAS Meeting if they desire to do so and are expected to be available to respond to appropriate questions.

                  THE VERITAS BOARD RECOMMENDS A VOTE IN FAVOR
                   OF THE RATIFICATION OF ERNST & YOUNG LLP.

         ADDITIONAL MATTER FOR CONSIDERATION OF OPENVISION STOCKHOLDERS

           PROPOSAL 2: AMENDMENT TO 1996 EMPLOYEE STOCK PURCHASE PLAN

     Stockholders of OpenVision are being asked to approve an amendment to the ESPP to increase the number of shares of OpenVision Common Stock reserved for issuance thereunder from 300,000 to 400,000. The number of shares reserved for issuance under the ESPP is being increased to fund current commitments under the ESPP. Upon consummation of the Merger, New VERITAS will assume the ESPP and each then outstanding under the ESPP will be assumed and converted into a right to purchase shares of New VERITAS Common Stock at an adjusted purchase price. See "THE REORGANIZATION AGREEMENT -- Merger Consideration" and "THE REORGANIZATION AGREEMENT -- Stock Option and Benefit Plans." In the event the Merger is not consummated, the ESPP, as amended, will remain in effect.

GENERAL

     The ESPP, and the right of participants to make purchases thereunder, is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Code.

SUMMARY OF THE ESPP

     A description of the principal features of the ESPP is set forth below, which description is qualified in its entirety by reference to the full text of the ESPP attached hereto as Appendix E.

     Purpose. The purpose of the ESPP is to provide employees of OpenVision who participate in the plan with an opportunity to purchase Common Stock of OpenVision at a discount through accumulated payroll deductions.

     Administration. The ESPP may be administered by the OpenVision Board or a committee appointed by the Board (the "Administrator"). All questions of interpretation of the ESPP are determined by the Administrator, whose decisions are final and binding upon all participants.

     Eligibility. Any person who is customarily employed by OpenVision (or any of its majority owned subsidiaries) for at least 20 hours per week and more than five months in a calendar year is eligible to participate in the ESPP, provided that the employee is employed on the first day of an offering period and subject to certain limitations imposed by Section 423 of the Code. Eligible employees become participants in the ESPP by delivering to OpenVision a subscription agreement authorizing payroll deductions prior to the applicable offering date, unless a later time for filing the subscription agreement has been set by the Administrator for all eligible employees with respect to a given offering.

     Offering Dates. The ESPP is implemented over 24-month offering periods, with purchases occurring on the first trading day on or after April 30 and October 31 of each year.

     Purchase Price. The purchase price per share at which shares are sold under the ESPP is equal to the lower of 85% of the fair market value of the OpenVision Common Stock on the date of commencement of the 24-month offering period or 85% of the fair market value of the OpenVision Common Stock on the last day of the 24-month offering period. The fair market value of the OpenVision Common Stock on a given date is the closing price of the OpenVision Common Stock on the Nasdaq National Market as of such date.

     Payment of Purchase Price; Payroll Deductions. The purchase price of the shares is accumulated by payroll deductions during the offering period. The deductions may not exceed 10% of a participant's eligible compensation, which is defined in the plan to include base straight time gross earnings plus commissions, overtime and bonuses, but not other compensation. A participant may discontinue his or her participation in the plan or may increase or decrease the rate of payroll deductions at any time during the offering period. Payroll deductions commence on the first payday following the offering date and continue at the same rate until the end of the offering period unless increased or decreased by the participant. The OpenVision Board may, in its discretion, limit the number of participation rate changes during any offering period.

     Purchase of Stock; Exercise of Option. The maximum number of shares placed under option to a participant in an offering is that number determined by dividing the amount of the participant's total payroll deductions to be accumulated during the offering period by the lower of 85% of the fair market value of a share of OpenVision's Common stock on the enrollment date or the exercise date. Unless a participant withdraws from the plan, such participant's option for the purchase of shares will be exercised automatically at the end of the offering period for up to the maximum number of shares at the lower of the fair market value of the OpenVision Common stock at the beginning or the end of the offering period.

     Notwithstanding the foregoing, no employee will be permitted to subscribe for shares under the ESPP if, immediately after the grant of the option, the employee would own 5% or more of the voting power or value of all classes of stock of OpenVision or of a parent or of any of its subsidiaries (including stock that may be purchased under the ESPP or pursuant to any other options), nor shall any employee be granted an option which permits the employee to buy pursuant to the plan more than $25,000 worth of stock (determined based on the fair market value of the shares at the time the option is granted) in any calendar year.

     Withdrawal. A participant's interest in a given offering may be terminated in whole, but not in part, by signing and delivering to OpenVision a notice of withdrawal from the ESPP. Such withdrawal may be elected at any time prior to the end of the applicable 24-month offering period. Any withdrawal by the participant of accumulated payroll deductions for a given offering automatically terminates the participant's interest in that offering. The failure to remain in the continuous employ of OpenVision or its majority owned subsidiaries for at least 20 hours per week during an offering period will be deemed to be a withdrawal from that offering.

     Capital Changes. In the event any change is made in OpenVision's capitalization, such as a stock split or stock dividend, which results in an increase or decrease in the number of outstanding shares of OpenVision Common Stock without receipt of consideration by OpenVision, appropriate adjustments will be made by the Administrator to the shares subject to purchase under the ESPP and in the purchase price per share.

     Nonassignability. No rights or accumulated payroll deductions of a participant under the ESPP may be pledged, assigned or transferred for any reason and any such attempt may be treated by OpenVision as an election to withdraw from the ESPP.

     Amendment and Termination of the Plan. The OpenVision Board of Directors may at any time amend or terminate the ESPP, except that no such amendment or termination shall affect options previously granted if it would adversely affect the rights of any participant. No amendment may be made to the ESPP without prior approval of the stockholders of OpenVision if such amendment would increase the number of shares reserved under the plan, permit payroll deductions in excess of 10% of the participant's compensation, materially modify the eligibility requirements or materially increase the benefits which may accrue under the plan.

TAX INFORMATION

     The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant at the time of grant of the option or purchase of the shares. Upon disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the participant's holding period. If the shares have been held by the participant for more than two years after the date of option grant, the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price or (b) an amount computed as 15% of the fair market value of the shares as of the grant date will be treated as ordinary income, and any further gain or loss will be treated as long-term capital gain or loss. If the shares are disposed of before the expiration of this holding period, the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income, and any further gain or loss on such disposition will be long-term or short-term capital gain or loss, depending on the holding period. Different rules may apply with respect to optionee subject to Section 16 of the Exchange Act. OpenVision is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income reported by participants upon disposition of shares within two years from date of grant.

     THE FOREGOING BRIEF SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON THE PARTICIPANT AND OPENVISION WITH RESPECT TO SHARES PURCHASED UNDER THE ESPP DOES NOT PURPORT TO BE COMPLETE, AND REFERENCE SHOULD BE MADE TO THE APPLICABLE PROVISIONS OF THE CODE. IN ADDITION, THIS SUMMARY DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

PARTICIPATION IN THE ESPP

     Participation in the ESPP is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the ESPP are not determinable.

              THE OPENVISION BOARD OF DIRECTORS RECOMMENDS A VOTE
                 IN FAVOR OF THE PROPOSED AMENDMENT TO THE ESPP

                     SHAREHOLDER AND STOCKHOLDER PROPOSALS

     If the Merger is consummated any New VERITAS stockholder who intends to present a proposal at the 1998 New VERITAS annual meeting and wishes to have such proposal considered for inclusion in the proxy materials for such meeting, such holder must submit the proposal to New VERITAS by November 26, 1997. In the event the Merger is not consummated, the only shareholder proposals eligible to be considered for inclusion in the proxy materials for the 1998 annual meeting of VERITAS will be those which have been duly submitted to the Secretary of VERITAS by November 26, 1997.

                                    EXPERTS

     The consolidated financial statements of VERITAS Software Corporation at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996 and the consolidated financial statements of OpenVision Technologies, Inc. at June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996, appearing in this Joint Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of New VERITAS Common Stock to be issued in connection with the Merger will be passed upon by Fenwick & West LLP, Palo Alto, California. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, is acting as counsel for OpenVision in connection with certain legal matters relating to the Merger and the transactions contemplated thereby. A member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, owns 5,000 shares of OpenVision Common Stock.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
FINANCIAL STATEMENTS OF VERITAS:
Report of Independent Auditors.......................................................  F-2
Consolidated Balance Sheets..........................................................  F-3
Consolidated Statements of Income....................................................  F-4
Consolidated Statements of Shareholders' Equity......................................  F-5
Consolidated Statements of Cash Flows................................................  F-6
Notes to Consolidated Financial Statements...........................................  F-7

FINANCIAL STATEMENTS OF OPENVISION:
Report of Independent Auditors.......................................................  F-16
Consolidated Balance Sheets..........................................................  F-17
Consolidated Statements of Operations................................................  F-18
Consolidated Statements of Stockholders' Equity (Deficit)............................  F-19
Consolidated Statements of Cash Flows................................................  F-20
Notes to Consolidated Financial Statements...........................................  F-21

                         REPORT OF INDEPENDENT AUDITORS

The Shareholders and Board of Directors
VERITAS Software Corporation

     We have audited the accompanying consolidated balance sheets of VERITAS Software Corporation as of December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of VERITAS' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VERITAS Software Corporation at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Jose, California
January 31, 1997

                          VERITAS SOFTWARE CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Current assets:
Cash and cash equivalents................................................  $ 2,345     $ 5,267
Short-term investments...................................................   27,409      31,662
Accounts and notes receivable, net of allowance for doubtful accounts of     2,003       4,396
  $125 and $200 at December 31, 1995 and 1996, respectively(1)...........
Prepaid expenses.........................................................      391       1,016
                                                                           -------     -------
          Total current assets...........................................   32,148      42,341
Property and equipment, net..............................................    2,163       4,284
Notes and other assets...................................................      697       1,166
                                                                           -------     -------
                                                                           $35,008     $47,791
                                                                           =======     =======
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable.........................................................  $   653     $   831
Accrued compensation and benefits........................................    1,413       1,630
Accrued royalties........................................................      290          --
Other accrued liabilities................................................      525       1,787
Deferred revenue.........................................................    1,339         784
Current obligations under capital leases.................................      116          --
                                                                           -------     -------
          Total current liabilities......................................    4,336       5,032
Deferred rent............................................................      594       1,005
Shareholders' equity:
  Preferred stock:
     20,000,000 shares authorized:
       none issued and outstanding.......................................       --          --
  Common stock:
     25,000,000 shares authorized; 13,192,569 and 13,539,926 shares         67,200      68,884
      issued and outstanding at December 31, 1995 and 1996
      respectively.......................................................
Notes receivable from shareholders.......................................     (224)         --
Accumulated deficit......................................................  (36,898)    (27,130)
                                                                           -------     -------
          Total shareholders' equity.....................................   30,078      41,754
                                                                           -------     -------
                                                                           $35,008     $47,791
                                                                           =======     =======

---------------

(1) See Note 10 for related party disclosures.

                            See accompanying notes.

                          VERITAS SOFTWARE CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     YEARS ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                     1994      1995      1996
                                                                    -------   -------   -------
Net revenues:(1)
  User license fees...............................................  $11,336   $20,130   $31,651
  Source license fees.............................................    1,516       922     1,098
  Services........................................................    1,342     1,704     2,091
  Porting.........................................................      857     1,331     1,250
                                                                     ------    ------    ------
          Total net revenues......................................   15,051    24,087    36,090
Cost of revenues:
  Cost of license fees............................................      102       645     1,105
  Cost of services................................................    2,363     2,082     2,099
                                                                     ------    ------    ------
          Total cost of revenues..................................    2,465     2,727     3,204
                                                                     ------    ------    ------
Gross profit......................................................   12,586    21,360    32,886
Operating expenses:
  Research and development........................................    4,645     6,384    10,462
  Sales and marketing.............................................    3,846     4,814     7,576
  General and administrative......................................    1,644     2,733     2,857
  In-process research and development.............................       --        --     2,200
                                                                     ------    ------    ------
          Total operating expenses................................   10,135    13,931    23,095
                                                                     ------    ------    ------
Operating income..................................................    2,451     7,429     9,791
Interest and other income, net....................................      601     1,486     1,812
Gain on sale of ViSTA operations..................................       --     1,726        --
                                                                     ------    ------    ------
Income before income taxes........................................    3,052    10,641    11,603
Provision for income taxes........................................      214       767     1,835
                                                                     ------    ------    ------
Net income........................................................  $ 2,838   $ 9,874   $ 9,768
                                                                     ======    ======    ======
Net income per share..............................................  $  0.22   $  0.72   $  0.68
                                                                     ======    ======    ======
Weighted average number of shares and equivalents outstanding.....   12,849    13,764    14,405
                                                                     ======    ======    ======

---------------
(1) See Note 10 for related party disclosures.

                            See accompanying notes.

                          VERITAS SOFTWARE CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                            NOTES
                                      COMMON STOCK        RECEIVABLE                      TOTAL
                                  --------------------       FROM       ACCUMULATED   SHAREHOLDER'S
                                    SHARES     AMOUNT    SHAREHOLDERS     DEFICIT        EQUITY
                                  ----------   -------   ------------   -----------   -------------
Balance at December 31, 1993....  12,217,335   $65,689     $     --      $ (49,639)      $16,050
  Issuance costs related to 1993
     common stock offering......          --      (70)           --             --           (70)
  Exercise of stock options.....      83,820       31            --             --            31
  Net income....................          --       --            --          2,838         2,838
                                  ----------   -------     --------          -----       -------
Balance at December 31, 1994....  12,301,155   65,650            --        (46,801)       18,849
  Exercise of stock options.....     332,113      695          (404)            --           291
  Effect of compensation related
     to accelerated vesting of
     stock options..............          --   453...            --             --           453
  Payments on notes receivable
     from shareholders..........          --       --           180             --           180
  Issuance of common stock under
     employee stock purchase
     plan.......................     138,189   402...            --             --           402
  Issuance of common stock
     related to merger with
     Tidalwave..................     352,122       --            --             29            29
  Exercise of warrants issued in
     merger with Tidalwave......      68,990       --            --             --            --
  Net income....................          --       --            --          9,874         9,874
                                  ----------   -------     --------          -----       -------
Balance at December 31, 1995....  13,192,569   67,200          (224)       (36,898)       30,078
  Exercise of stock options.....     194,381    1,021            --             --         1,021
  Payments on notes receivable
     from shareholders..........          --       --           224             --           224
  Issuance of common stock under
     employee stock purchase
     plan.......................     152,976      663            --             --           663
  Net income....................          --       --            --          9,768         9,768
                                  ----------   -------     --------          -----       -------
Balance at December 31, 1996....  13,539,926   $68,884     $     --      $ (27,130)      $41,754
                                  ==========   =======     ========          =====       =======

                            See accompanying notes.

                          VERITAS SOFTWARE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                               1994         1995         1996
                                                              -------     --------     --------
OPERATING ACTIVITIES:
  Net income................................................  $ 2,838     $  9,874     $  9,768
  Adjustments to reconcile net income to net cash provided
     by operating activities:
  Depreciation and amortization.............................      668        1,183        1,698
  Deferred rent.............................................       --          594          411
  Gain on sale of ViSTA operations..........................       --       (1,726)          --
  In-process research and development.......................       --           --        2,200
  Changes in operating assets and liabilities:
     Accounts receivable....................................     (931)       1,213       (2,262)
     Prepaid expenses and other assets......................     (307)        (763)        (539)
     Accounts payable and accrued liabilities...............    1,388          (55)       1,367
     Deferred revenue.......................................   (1,071)         125         (555)
                                                              -------     --------     --------
          Net cash provided by operating activities.........    2,585       10,445       12,088
INVESTING ACTIVITIES:
  Purchase of available for sale securities.................  (28,900)     (33,909)     (51,278)
  Sales of available for sale securities....................   19,100       16,300       47,025
  Proceeds from the sale of ViSTA assets, net...............       --        2,172           --
  Payment received on CenterLine note.......................       --          187          282
  Purchase of equipment.....................................     (943)      (2,143)      (3,537)
  Purchase of ACSC..........................................       --           --       (3,450)
                                                              -------     --------     --------
          Net cash used for investing activities............  (10,743)     (17,393)     (10,958)
FINANCING ACTIVITIES:
  Principal payments under capital lease obligations........     (392)        (296)        (116)
  Repayment of shareholder notes receivable.................       --          180          224
  Net proceeds from sale of common stock and other..........      (39)         723        1,684
                                                              -------     --------     --------
          Net cash provided by (used for) financing
            activities......................................     (431)         607        1,792
                                                              -------     --------     --------
Net increase (decrease) in cash and cash equivalents........   (8,589)      (6,341)       2,922
Cash and cash equivalents at beginning of year..............   17,275        8,686        2,345
                                                              -------     --------     --------
Cash and cash equivalents at end of year....................  $ 8,686     $  2,345     $  5,267
                                                              =======     ========     ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
  Interest..................................................  $   120     $     23     $      4
  Income taxes..............................................  $   149     $    446     $  1,341
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
Common stock issued in exchange for shareholder notes
  receivable................................................  $    --     $    404     $     --

                            See accompanying notes.

                          VERITAS SOFTWARE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  THE COMPANY

     VERITAS Software Corporation (the "Company") develops, markets and supports advanced storage management and high availability products for open system environments.

     In March 1995, VERITAS sold substantially all of the operating assets of its ViSTA testing tools operation to CenterLine Software, Inc. ("CenterLine").VERITAS received approximately $2.2 million in cash and a two-year subordinated promissory note in the principal amount of $750,000, with principal and interest payable quarterly over two years, which resulted in a gain to the Company of approximately $1.7 million in 1995. In addition, CenterLine is required to pay VERITAS royalties through March 31, 1998 from the distribution of ViSTA software products or their derivatives. Such royalties are recorded when received by VERITAS and have not been significant to date.

     In April 1995, VERITAS acquired all of the outstanding shares of Tidalwave Technologies, Inc. ("Tidalwave") in exchange for 352,122 shares of VERITAS's common stock. In addition, VERITAS assumed a warrant which entitled the holder to acquire an additional 81,030 shares of VERITAS' common stock. VERITAS accounted for the acquisition of Tidalwave as a pooling of interests. The results of operations and total assets of Tidalwave were not material to VERITAS's consolidated financial statements and, therefore, prior year amounts have not been restated.

     In April 1996, the Company formed a subsidiary in Pune, India and hired certain research and development employees who were previously employed by a company which was an independent development contractor for the Company. At December 31, 1996, 21 research and development staff were employed by this subsidiary. In addition, the Company entered into an agreement in 1996 with an Indian developer with respect to the purchase of premises currently under construction at this location. The operations of the Company's Indian subsidiary will be moved to this building upon completion. The total building cost is $800,000 of which $400,000 has been paid to date. VERITAS has also established a wholly-owned sales subsidiary in Japan whose four employees are primarily focused on expanding OEM opportunities in the Pacific Rim. Due to the immaterial nature of the Company's operations and the immaterial amount of assets in these two countries, the Company does not believe that it is exposed to significant foreign currency transaction gains and losses.

     On April 1, 1996 the Company acquired all of the outstanding stock of Advanced Computing Systems Company ("ACSC"), a company which had developed technology for the operation and management of removable media volumes, devices and repositories, for a total cost of approximately $3.5 million. Of the total charge, $2.2 million was allocated to in-process research and development which was expensed in the second quarter of 1996 and approximately $1.3 million was allocated to acquired intangibles which will be amortized over a three to five year period. Total cash outflows in 1996 related to this purchase were $3.5 million. The Company has agreed to pay the sole shareholder of ACSC, together with certain other persons, a royalty on certain future product revenue derived from the assets acquired. The royalty will be based on product shipments beginning in the third quarter of 1997 and will be payable over a five year period up to a maximum of $2.5 million. The transaction was accounted for as a purchase. Accordingly, the accompanying Consolidated Statements of Income include the results of operations of ACSC subsequent to the acquisition date. ACSC's results of operations were not significant for the current or the prior periods.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

                          VERITAS SOFTWARE CORPORATION

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Net income per share

     Net income per share has been computed using the weighted average number of common shares outstanding during each year, after giving effect to dilutive common stock equivalents. Common stock equivalents consist of the dilutive shares issuable upon the exercise of stock options and warrants (using the treasury stock method).

  Cash, cash equivalents and short-term investments

     Cash equivalents reflect highly liquid investments with maturities at the date of purchase of three months or less. VERITAS's short-term investments are classified as available-for-sale and are stated at approximate fair value. The cost of securities sold is based on the specific identification method. Realized gains or losses, interest and dividends are included in interest income. Cash, cash equivalents and short-term investments consisted of the following (in thousands):

                                                                                                 FAIR
                                                                   GROSS          GROSS         MARKET
                                                    COST AT      UNREALIZED     UNREALIZED     VALUE AT
                                                    12/31/96       GAINS          LOSSES       12/31/96
                                                    --------     ----------     ----------     --------
Cash and cash equivalents:
  Cash..........................................    $    909        $ --         $     --      $    909
  Money market funds............................       4,358          --               --         4,358
                                                     -------        ----              ---       -------
Cash and cash equivalents.......................    $  5,267          --         $     --      $  5,267
                                                     -------        ----              ---       -------
Short-term investments:
  Commercial paper..............................    $  1,990        $  8         $     --      $  1,998
  Market auction preferreds.....................       8,000          --               --         8,000
  Government agency notes.......................       3,520          --              (19)        3,501
  Short-term notes..............................      18,152          --              (58)       18,094
                                                     -------        ----              ---       -------
Short-term investments..........................    $ 31,662        $  8         $    (77)     $ 31,593
                                                     -------        ----              ---       -------
Cash, cash equivalents and short-term
  investments...................................    $ 36,929        $  8         $    (77)     $ 36,860
                                                     =======        ====              ===       =======

                          VERITAS SOFTWARE CORPORATION

                                                                                                 FAIR
                                                                   GROSS          GROSS         MARKET
                                                    COST AT      UNREALIZED     UNREALIZED     VALUE AT
                                                    12/31/95       GAINS          LOSSES       12/31/95
                                                    --------     ----------     ----------     --------
Cash and cash equivalents:
  Cash..........................................    $    885        $ --         $     --      $    885
  Money market funds............................       1,460           4               --         1,464
                                                     -------        ----              ---       -------
Cash and cash equivalents.......................    $  2,345        $  4         $     --      $  2,349
                                                     -------        ----              ---       -------
Short-term investments:
  Commercial paper                                  $  1,000        $ 15         $     --      $  1,015
  Market auction preferreds.....................      18,800          45               --        18,845
  Government agency notes.......................       1,004          20               --         1,024
  Short-term notes..............................       6,605          57               --         6,662
                                                     -------        ----              ---       -------
Short-term investments..........................    $ 27,409        $137         $     --      $ 27,546
                                                     -------        ----              ---       -------
Cash, cash equivalents and short-term
  investments...................................    $ 29,754        $141         $     --      $ 29,895
                                                     =======        ====              ===       =======

  Property and equipment

     Furniture and equipment are depreciated using the straight-line method over the estimated useful lives, generally three to five years or, in the case of leasehold improvements, the term of the related lease, if shorter. Depreciation and amortization of property and equipment charged to costs and expenses was $668,000, and $953,000 and $1.4 million for the years ended December 31, 1994, 1995 and 1996, respectively. Property and equipment is stated at cost and consisted of the following at December 31 (in thousands):

                                                                        1995        1996
                                                                       -------     -------
    Furniture and equipment..........................................  $   993     $ 1,301
    Computer equipment...............................................    3,230       6,483
    Leasehold improvements...........................................      279         327
                                                                       -------     -------
                                                                         4,502       8,111
    Less -- accumulated depreciation and amortization................   (2,339)     (3,827)
                                                                       -------     -------
    Property and equipment, net......................................  $ 2,163     $ 4,284
                                                                       =======     =======

  Long-lived assets

     In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Adoption of SFAS 121 did not have any impact on VERITAS's financial position or results of operations.

  Accounting for Stock-Based Compensation

     VERITAS accounts for its stock option plans and its employee stock purchase plan in accordance with the provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees". In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation". SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. As permitted by SFAS 123, VERITAS has continued to account for its employee stock plans in accordance with

                          VERITAS SOFTWARE CORPORATION
provisions of APB 25. Accordingly, VERITAS has included pro forma disclosures of net income and earnings per share (see Note 6).

  Revenue recognition

     Revenues for VERITAS's storage management products are stated net of customer discounts and revenue sharing obligations.

     Storage management products are primarily marketed to computer OEMs that pay a source license fee upon delivery of the source code and a user license fee each time operating systems incorporating VERITAS's storage management products are shipped by the OEM to end users. Source license fees are recognized upon delivery of source code provided that no significant vendor obligations remain and the collectability of the resulting receivable is probable. User license fees are recognized in the period that the OEM licensee notifies VERITAS of shipments to third party end users. Porting and other non-recurring engineering revenues are generally recognized using the "percent of completion" accounting method. Other services include consulting, training and maintenance. Consulting and training revenues are generally billed and recognized as the services are performed. Maintenance is billed separately in annual installments, and the related revenue is recognized over the term of the contract.

  Advertising Costs

     Advertising costs are recorded as an expense as incurred. Advertising costs were approximately $137,000, $126,000 and $6,000 for the years ended December 31, 1994, 1995 and 1996, respectively, including advertising costs of approximately $111,000, $71,000 and $0 related to the Company's VISTA testing tools operation. The Company does not incur any direct response advertising costs.

  Translation of Foreign Currencies

     The Company translates the accounts of its foreign subsidiaries using the local currency as the functional currency. Consequently, assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates, and revenues and expenses are translated at the weighted average monthly exchange rates. Gains and losses from this translation process are credited or charged to shareholders' equity. Foreign currency transaction gains and losses have not been significant.

  Reclassifications

     Certain prior year amounts were reclassified to conform to the current year presentation.

NOTE 3.  OBLIGATIONS UNDER CAPITAL LEASES

     VERITAS leases certain furniture and equipment under long-term leases that have been accounted for as capitalized leases. Accordingly, capitalized costs of approximately $760,000 are included in furniture and equipment at December 31, 1995, and related amortization is included in depreciation expense. The related accumulated depreciation totaled $685,000 at December 31, 1995. There are no capital lease obligations at December 31, 1996.

NOTE 4.  COMMITMENTS

     The Company currently has operating leases for its facilities through January 31, 2002. Rental expense under operating leases was approximately $544,000, $873,000 and $914,000 for the years ended December 31, 1994, 1995, and
1996, respectively. In addition to the basic rent, VERITAS is responsible for all taxes,

                          VERITAS SOFTWARE CORPORATION
insurance and utilities related to the facilities. The approximate minimum lease payments as of December 31, 1996 are as follows (in thousands):

        1997................................................................  $1,229
        1998................................................................   1,306
        1999................................................................   1,341
        2000................................................................   1,377
        2001................................................................   1,405
        Thereafter..........................................................     117
                                                                              -------
        Minimum lease payments..............................................  $6,775
                                                                              =======

     In the ordinary course of business, various lawsuits and claims have been filed against the Company. While the outcome of these matters is currently not determinable, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 5.  SHAREHOLDERS' EQUITY

     Share and per share amounts applicable to prior periods in the consolidated financial statements have been restated to reflect a 3-for-2 stock split in the form of a stock dividend executed by VERITAS in September 1996.

     VERITAS is authorized to issue up to 20,000,000 shares of undesignated preferred stock. No such preferred shares have been issued to date.

     Total common shares reserved for issuance at December 31, 1996 under all stock compensation plans are 2,867,658 shares. (See Note 6).

  401(k) Plan

     VERITAS adopted a 401(k) savings and retirement plan in 1987. The plan covers all employees. Eligibility to participate begins the first day of the quarter following date of hire. VERITAS made matching contributions of $120,000 for the year ended December 31, 1996, and none in the years ended December 31, 1994 and 1995.

NOTE 6. STOCK COMPENSATION PLANS

     At December 31, 1996, the Company has three stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. If compensation cost for the Company's stock-based compensation plans had been determined consistent with Statement of Financial Accounting Standards No. 123 (SFAS 123), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                           1995       1996
                                                                          ------     ------
    Net Income........................................    As Reported     $9,874     $9,768
                                                          Pro Forma       $9,193     $7,222
    Primary earnings per share........................    As Reported     $ 0.72     $ 0.68
                                                          Pro Forma       $ 0.69     $ 0.51
    Fully diluted earnings per share..................    As Reported     $ 0.71     $ 0.67
                                                          Pro Forma       $ 0.66     $ 0.49

                          VERITAS SOFTWARE CORPORATION

     Because the method of accounting prescribed by SFAS 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

  Fixed Stock Option Plans

     The Company has two fixed option plans. The Company's 1993 Equity Incentive Plan (the "1993 Plan") provides for the issuance of either incentive or nonstatutory stock options to employees and consultants of the Company. The options generally are granted at the fair market value of the Company's common stock at the date of grant, expire ten years from the date of grant, are exercisable immediately, and vest over a four-year period. The Company has reserved 2,042,658 shares of common stock for issuance under the 1993 Plan. The Company has also reserved 150,000 shares for issuance under the Company's 1993 Director's Stock Option Plan (the "Director's Plan"). Generally options expire ten years from date of grant, are exercisable immediately, and vest over the term of each director's board membership.

     The Company's 1991 Executive Stock Option Plan and 1985 Employee Stock Option Plan were terminated, and no further options may be granted under these plans. Options previously granted under the 1991 and 1985 plans will continue to be administered under such plans, and any options that expire or become unexercisable for any reason without having been exercised in full shall be available for issuance under the 1993 Plan.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996: risk-free interest rates ranging from 5.39% to 7.56% and from 5.25% to 6.74% for 1995 and 1996, respectively; a dividend yield of 0.0% for both years; a weighted-average expected life of 5 years for both years; and a volatility factor of the expected market price of the Company's common stock of 0.65 for both years.

     A summary of the status of the Company's fixed stock option plans as of December 31, 1995 and 1996 and changes during the years ended on those dates is presented below (number of shares in thousands):

                                                              1995                     1996
                                                      --------------------     --------------------
                                                                 WEIGHTED-                WEIGHTED-
                                                      NUMBER      AVERAGE      NUMBER      AVERAGE
                                                        OF       EXERCISE        OF       EXERCISE
                                                      SHARES       PRICE       SHARES       PRICE
                                                      ------     ---------     ------     ---------
FIXED OPTIONS
Outstanding at beginning of year....................  1,345       $  2.71      1,367       $  7.60
Granted.............................................    555       $ 14.95        848       $ 25.61
Exercised...........................................   (336)      $  2.09       (197)      $  5.16
Forfeited...........................................   (197)      $  4.29       (189)      $ 14.43
                                                      -----                    -----
Outstanding at end of year..........................  1,367       $  7.60      1,829       $ 15.51
                                                      =====                    =====
Options exercisable at year end.....................    546                      656
Weighted-average fair value of options granted
  during the year...................................  $8.99                    $15.81

                          VERITAS SOFTWARE CORPORATION

     The following table summarizes information about fixed stock options outstanding at December 31, 1996 (number of shares in thousands):

                                                 OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                                   -----------------------------------------------   -------------------------------
                                     NUMBER       WEIGHTED-AVG.                          NUMBER
            RANGE OF               OUTSTANDING      REMAINING       WEIGHTED- AVG.   EXERCISABLE AT   WEIGHTED- AVG.
         EXERCISE PRICES           AT 12/31/96   CONTRACTUAL LIFE   EXERCISE PRICE      12/31/96      EXERCISE PRICE
---------------------------------  -----------   ----------------   --------------   --------------   --------------
$ 0.14 - $ 3.00..................       462            6.69             $ 2.05             352            $ 1.75
$ 3.20 - $16.83..................       535            8.10             $11.54             224            $ 9.66
$17.00 - $20.33..................       326            9.53             $20.24              19            $19.85
$20.67 - $55.25..................       506            9.39             $28.93              61            $23.68
                                      -----                                             ------
$ 0.14 - $55.25..................     1,829            8.36             $15.51             656            $ 7.01
                                      =====                                             ======

  Employee Stock Purchase Plan

     Under the Company's 1993 Employee Stock Purchase Plan (the "Purchase Plan"), the Company is authorized to issue up to 675,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Purchase Plan, employees can choose to have up to 10% of their wages withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the subscription date fair market value and the purchase date fair market value. Approximately all of the eligible employees have participated in the Purchase Plan in 1995 and 1996. Under the Purchase Plan, the Company issued 152,976 and 138,189 shares to employees in 1995 and 1996, respectively.

     In accordance with APB 25, the Company does not recognize compensation cost related to employee purchase rights under the Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for these rights granted in 1995 and 1996: a dividend yield of 0.0% for both years; an expected life ranging up to 2 years for both years; an expected volatility factor of 0.65 for both years; and risk-free interest rates ranging from 5.47% to 7.00% and from 4.81% to 6.01% for 1995 and 1996, respectively. The weighted average fair value of the purchase rights granted in February 1995, August 1995, February 1996 and August 1996 was $3.43, $6.79, $8.66 and $9.26, respectively.

NOTE 7.  INCOME TAXES

     VERITAS accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The provision for income taxes consists of federal and state minimum taxes and foreign withholding taxes. As of December 31, 1996, VERITAS had an $11.2 million deferred tax asset, primarily reflecting potential future tax savings attributable to its federal operating loss and tax credit carryforwards. This asset was reduced by an $11.2 million valuation allowance, reflecting uncertainty as to its realization. The federal tax laws impose limitations on loss and credit carryforwards in the event that changes in a company's stock ownership over a three year period exceed a specified threshold (a "Change in Ownership"). Based on its analysis of prior stock ownership changes, VERITAS believes that is has not incurred a Change of Ownership. However, changes in stock ownership in amounts which are below that which would otherwise result in a Change of Ownership, may, together with prior and subsequent ownership changes, cause a Change of Ownership to occur. In addition, VERITAS's analysis of its stock ownership changes, which is based on numerous assumptions, is subject to review by the Internal Revenue Service (the "IRS"). If the IRS were to maintain that VERITAS incurred a Change of Ownership, VERITAS would be subject to an annual limitation on the utilization of its net operating loss and certain tax credit carryforwards. However, given VERITAS's current fair market value, such limitation, if any, is not expected to have a significant effect on VERITAS's utilization of its net operating loss and tax credit carryforwards.

                          VERITAS SOFTWARE CORPORATION

     The provision for income taxes consists of the following (in thousands):

                                                              1994     1995      1996
                                                              ----     ----     ------
        Federal -- current..................................  $ 80     $253     $  350
        State -- current....................................    28      259      1,085
        Foreign -- current..................................   106      255        400
                                                              ----     ----
        Total...............................................  $214     $767     $1,835
                                                              ====     ====

     Significant components of VERITAS's deferred tax assets for federal and state income taxes are as follows (in thousands):

                                                              YEARS ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1994         1995         1996
                                                         --------     --------     --------
    Net operating loss.................................  $ 15,776     $ 11,861     $  8,166
    Credits carryforwards..............................       958        1,638        1,385
    Temporary differences..............................       822        1,217        1,678
                                                         --------     --------     --------
                                                           17,556       14,716       11,229
    Valuation allowance................................   (17,556)     (14,716)     (11,229)
                                                         --------     --------     --------
    Net deferred tax assets............................  $     --     $     --     $     --
                                                         ========     ========     ========

     Approximately $975,000 of the valuation allowance reflected above relates to the tax benefits of stock option deductions which will be credited to equity when realized.

     The provision for income taxes differed from the amount computed by applying the statutory rate as follows (in thousands):

                                                                  YEARS ENDED DECEMBER 31,
                                                                  -------------------------
                                                                  1994      1995      1996
                                                                  -----     -----     -----
    Federal statutory rate......................................   34.0%     34.0%     34.0%
    Benefit of loss carryforwards...............................  (34.0)    (34.0)    (32.5)
    Alternative minimum tax.....................................    3.5       4.8       3.0
    Foreign withholding taxes...................................    3.5       2.4       1.2
    In-process research and development charge..................     --        --       6.5
    Other.......................................................     --        --       3.6
                                                                  ------    ------    ------
              Total.............................................    7.0%      7.2%     15.8%
                                                                  ======    ======    ======

     As of December 31, 1996, VERITAS had federal tax loss carryforwards of approximately $23 million, and federal tax credit carryforwards of approximately $1.4 million. The federal tax loss carryforwards expire in 1997 through 2007. The availability of VERITAS's net operating loss and credit carryforwards may be subject to a substantial annual limitation if it should be determined that there has been a change in ownership of more than 50% of the value of VERITAS's stock over a three year period.

NOTE 8. COLABELING AGREEMENT

     In January 1995, the Company amended an existing Colabeling Agreement it had with Novell which specifies revenue sharing terms for all storage management products except for certain file server products. In December of 1995, Novell transferred its UNIX business to Santa Cruz Operations ("SCO") and Hewlett-Packard and the agreement with Novell was assigned to SCO. Under the agreement, SCO is entitled to receive 6% of all source and user license fees received by the Company from customer agreements in existence prior to December 31, 1995 which authorize the license of SVR4/Unixware versions of the Company's volume manager, file system and visual administrator products. The Company's obligation to Novell in 1995

                          VERITAS SOFTWARE CORPORATION
was $940,000 which was satisfied by the Company incurring nonrecurring engineering expenses on behalf of Novell in the amount of $785,000 and the remaining $155,000 was refunded to Novell. The Company's obligation to SCO for 1996 was $1.3 million which was satisfied by the Company incurring nonrecurring engineering expenses on behalf of SCO in the same amount. There were no outstanding expense obligations related to this agreement at December 31, 1996.

NOTE 9. INDUSTRY, GEOGRAPHIC AND CUSTOMER INFORMATION

     The Company develops, licenses, and supports advanced storage management products primarily to computer system manufacturers and software developers. Credit is extended based on an evaluation of the customer's financial condition, and generally, collateral is not required. Tandem Computers Incorporated ("Tandem"), who is a related party, accounted for 13% of total net revenues in 1994 (see Note 9). In 1995, Novell and Digital Equipment Corporation accounted for 13% and 11% of total net revenues, respectively. In 1996, no customers accounted for more than 10% of the Company's total net revenues. Trade accounts receivable are stated net of allowances for doubtful accounts of $125,000 and $200,000 at December 31, 1995 and 1996, respectively. United States export sales, as a percentage of revenue, were approximately 26%, 16% and 16% for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 10.  RELATED PARTY TRANSACTIONS

     On December 31, 1991, VERITAS entered into a Distribution License Agreement (the "Agreement") with Tandem, a company with whom a director of VERITAS became affiliated in September 1993. The Agreement is a standard OEM agreement allowing Tandem to incorporate certain portions of VERITAS's technology into Tandem products in return for a royalty paid to VERITAS on the sales of such products. Revenues derived from Tandem were approximately $2.2 million, $2.1 million and $3.2 million for 1994, 1995 and 1996, respectively. VERITAS had no outstanding receivable balances related to Tandem at December 31, 1995 and 1996, respectively. The Company has engaged a director as a consultant in connection with the merger transaction described in Note 11 for which the director will be paid a maximum fee of $400,000 if the merger is consummated.

NOTE 11. SUBSEQUENT EVENTS

     On January 13, 1997, VERITAS entered into an Agreement and Plan of Reorganization (the "Agreement") with OpenVision Technologies, Inc., a Delaware corporation ("OpenVision"), a publicly-held company that provides system management applications and services for client/server computing environments, and VERITAS Software Corporation, a Delaware corporation ("the Combined Company"), pursuant to which VERITAS and OpenVision will become wholly-owned subsidiaries of the Combined Company (the "Merger"). The Merger is intended to be a tax-free reorganization, accounted for as a pooling of interests whereby each share of the outstanding common stock of VERITAS will be converted into one share of common stock of the Combined Company and each outstanding share of OpenVision Common Stock and Class B Common Stock will be exchanged for approximately 0.3584 of a share of Common Stock of the Combined Company. Subject to regulatory and shareholder approval and customary closing conditions, the transaction is expected to be completed on or about April 30, 1997. The Combined Company expects to incur charges to operations, currently estimated to be between $8.0 million and $10.0 million, in the quarter ended June 30, 1997, the quarter in which the Merger is expected to be consummated, to reflect direct transaction costs, primarily for financial advisory and legal fees and costs associated with combining the operations of the two companies, primarily related to redundant assets and facilities. This range is a preliminary estimate only and is, therefore, subject to change.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
OpenVision Technologies, Inc.

     We have audited the accompanying consolidated balance sheets of OpenVision Technologies, Inc. as of June 30, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 1996, and for the six months ended December 31, 1995. These financial statements are the responsibility of OpenVision's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of OpenVision Technologies, Inc. at June 30, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, and for the six months ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Jose, California
July 22, 1996

                         OPENVISION TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     DECEMBER 31,
                                                                  JUNE      JUNE         1996
                                                                   30,       30,     -------------
                                                                  1995      1996
                                                                 -------   -------   (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents....................................  $ 4,083   $16,888      $12,144
  Short-term investments.......................................       --    13,667       18,483
  Accounts receivable, less allowance for doubtful accounts of
     $685, $484 and $497 at June 30, 1995 and 1996 and December
     31, 1996, respectively....................................    4,936     9,446       11,706
  Other current assets.........................................      465       576          840
                                                                 -------   -------      -------
Total current assets...........................................    9,484    40,577       43,173
Property and equipment, net....................................    3,424     2,590        2,713
Note receivable from officer...................................      350       418          418
Other assets...................................................      387       363          429
                                                                 -------   -------      -------
          Total assets.........................................  $13,645   $43,948      $46,733
                                                                 =======   =======      =======
                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.............................................  $ 1,219   $ 1,612      $   949
  Accrued compensation and related expenses....................    1,042     1,592        1,571
  Accrued interest.............................................      780       119          133
  Other accrued liabilities....................................    2,389     2,606        2,955
  Deferred revenue.............................................    5,575     6,262        7,312
  Current portion of notes payable.............................    1,205       149          149
                                                                 -------   -------      -------
Total current liabilities......................................   12,210    12,340       13,069
Notes payable, less current portion............................    6,232       463          463
Commitments and contingencies
Stockholders' equity (deficit):
  Convertible preferred stock, $.01 par value: Authorized
     shares -- 5,000 issued and outstanding shares -- 12,054 at
     June 30, 1995 and none at June 30, 1996 and December 31,
     1996, respectively........................................      120        --           --
  Common stock, $.001 par value: Authorized shares -- 50,000 issued and outstanding shares -- 3,056, 18,559 and 18,721
     at June 30, 1995 and 1996 and December 31, 1996,
     respectively..............................................        3        19           19
  Additional paid-in capital...................................   72,755   109,584      110,507
  Accumulated deficit..........................................  (77,263)  (77,773)     (76,683)
  Notes receivable from stockholders...........................     (284)     (302)        (282)
  Deferred compensation........................................       --      (113)         (97)
  Foreign currency translation adjustment......................     (128)     (270)        (263)
                                                                 -------   -------      -------
          Total stockholders' equity (deficit).................   (4,797)   31,145       33,201
                                                                 -------   -------      -------
          Total liabilities and stockholders' equity
            (deficit)..........................................  $13,645   $43,948      $46,733
                                                                 =======   =======      =======

                            See accompanying notes.

                         OPENVISION TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 SIX MONTHS ENDED
                                            YEARS ENDED JUNE 30,                   DECEMBER 31,
                                     ----------------------------------     ---------------------------
                                       1994         1995         1996          1995            1996
                                     --------     --------     --------     -----------     -----------
                                                                                            (UNAUDITED)
Net revenue:
  License..........................  $ 11,520     $ 10,828     $ 21,474       $ 8,838         $13,838
  Service..........................     4,104        7,696        8,421         3,653           5,414
                                      -------     --------     --------        ------         -------
          Total net revenue........    15,624       18,524       29,895        12,491          19,252
Cost of revenue:
  License..........................    10,598        1,787        1,425           624           1,152
  Service..........................     4,931        4,563        2,189         1,111           1,227
                                      -------     --------     --------        ------         -------
          Total cost of revenue....    15,529        6,350        3,614         1,735           2,379
                                      -------     --------     --------        ------         -------
Gross profit.......................        95       12,174       26,281        10,756          16,873
Operating expenses:
  Selling and marketing............    14,245       15,538       15,784         7,057           9,695
  Research and development.........    14,794        7,541        6,415         2,930           4,533
  General and administrative.......     8,361        6,758        4,159         2,258           1,990
  Acquired technologies............     3,295           --           --            --              --
  Restructuring....................     1,447           --           --            --              --
                                      -------     --------     --------        ------         -------
          Total operating
            expenses...............    42,142       29,837       26,358        12,245          16,218
                                      -------     --------     --------        ------         -------
Income (loss) from operations......   (42,047)     (17,663)         (77)       (1,489)            655
Interest expense...................      (963)      (1,352)        (729)           --              --
Gain on disposal of product........        --        1,100           --            --              --
Other income (expense), net........       283         (197)         296          (292)            771
                                      -------     --------     --------        ------         -------
Income (loss) before income
  taxes............................   (42,727)     (18,112)        (510)       (1,781)          1,426
Provision for income taxes.........        --           --           --            --             336
                                      -------     --------     --------        ------         -------
Net income (loss)..................  $(42,727)    $(18,112)    $   (510)      $(1,781)        $ 1,090
                                      =======     ========     ========        ======         =======
Pro forma net income (loss) per
  share............................               $  (1.15)    $  (0.03)      $ (0.11)        $  0.06
                                                  ========     ========        ======         =======
Pro forma shares used in per share
  calculations.....................                 15,751       16,154        15,773          19,633
                                                  ========     ========        ======         =======

                            See accompanying notes.

                         OPENVISION TECHNOLOGIES, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                    CONVERTIBLE                                                NOTES
                                                  PREFERRED STOCK   COMMON STOCK   ADDITIONAL                RECEIVABLE
                                                  ---------------  --------------   PAID-IN    ACCUMULATED      FROM
                                                  SHARES   AMOUNT  SHARES  AMOUNT   CAPITAL      DEFICIT    STOCKHOLDERS
                                                  -------  ------  ------  ------  ----------  -----------  ------------
Balance at June 30, 1993.........................   4,834   $ 48    6,450   $  6    $ 25,029    $ (16,424)     $  (81)
Issuance of preferred stock......................   3,036     31       --     --      27,355           --          --
Issuance of common stock.........................      --     --    1,534      2         151           --         (38)
Repurchase of common stock.......................      --     --   (5,750)    (6)          6           --          --
Conversion of notes payable to preferred stock...     435      4       --     --       4,996           --          --
Exercise of stock options........................      --     --       16     --           2           --          --
Foreign currency translation adjustment..........      --     --       --     --          --           --          --
Net loss.........................................      --     --       --     --          --      (42,727)         --
                                                  -------   ----   ------    ---    --------     --------       -----
Balance at June 30, 1994.........................   8,305     83    2,250      2      57,539      (59,151)       (119)
Issuance of preferred stock......................   1,625     16       --     --       6,466           --          --
Issuance of common stock.........................      --     --      420     --         210           --        (210)
Repurchase of common stock.......................      --     --      (27)    --          (3)          --           3
Conversion of notes payable to preferred stock...   2,124     21       --     --       8,479           --          --
Exercise of stock options........................      --     --      413      1          64           --          --
Payments received from stockholders on notes
  receivable.....................................      --     --       --     --          --           --          42
Foreign currency translation adjustment..........      --     --       --     --          --           --          --
Net loss.........................................      --     --       --     --          --      (18,112)         --
                                                  -------   ----   ------    ---    --------     --------       -----
Balance at June 30, 1995.........................  12,054    120    3,056      3      72,755      (77,263)       (284)
Conversion of preferred stock to common stock.... (12,054)  (120)  12,054     12         108           --          --
Issuance of common stock, net of issuance costs
  of $4,306......................................      --     --    3,047      3      36,504           --         (37)
Exercise of stock options........................      --     --      402      1          88           --          --
Payments received from stockholders on notes
  receivable.....................................      --     --       --     --          --           --          19
Deferred compensation resulting from stock
  option grants..................................      --     --       --     --         129           --          --
Amortization of deferred compensation............      --     --       --     --          --           --          --
Foreign currency translation adjustment..........      --     --       --     --          --           --          --
Net loss.........................................      --     --       --     --          --         (510)         --
                                                  -------   ----   ------    ---    --------     --------       -----
Balance at June 30, 1996.........................      --     --   18,559     19     109,584      (77,773)       (302)
Exercise of stock options and warrants, net
  (unaudited)....................................      --     --       63     --          17           --          --
Issuance of common stock under employee stock
  purchase plan..................................      --     --       99     --         906           --          --
Payments received from stockholders on notes
  receivable (unaudited).........................      --     --       --     --          --           --          20
Amortization of deferred compensation
  (unaudited)....................................      --     --       --     --          --           --          --
Foreign currency translation adjustment
  (unaudited)....................................      --     --       --     --          --           --          --
Net income (unaudited)...........................      --     --       --     --          --        1,090          --
                                                  -------   ----   ------    ---    --------     --------       -----
Balance at December 31, 1996 (unaudited).........      --   $ --   18,721   $ 19    $110,507    $ (76,683)     $ (282)
                                                  =======   ====   ======    ===    ========     ========       =====

                                                                   FOREIGN        TOTAL
                                                                  CURRENCY    STOCKHOLDERS'
                                                     DEFERRED    TRANSLATION     EQUITY
                                                   COMPENSATION  ADJUSTMENTS    (DEFICIT)
                                                   ------------  -----------  -------------
Balance at June 30, 1993.........................     $   --        $  --       $   8,578
Issuance of preferred stock......................         --           --          27,386
Issuance of common stock.........................         --           --             115
Repurchase of common stock.......................         --           --              --
Conversion of notes payable to preferred stock...         --           --           5,000
Exercise of stock options........................         --           --               2
Foreign currency translation adjustment..........         --           66              66
Net loss.........................................         --           --         (42,727)
                                                       -----        -----         -------
Balance at June 30, 1994.........................         --           66          (1,580)
Issuance of preferred stock......................         --           --           6,482
Issuance of common stock.........................         --           --              --
Repurchase of common stock.......................         --           --              --
Conversion of notes payable to preferred stock...         --           --           8,500
Exercise of stock options........................         --           --              65
Payments received from stockholders on notes
  receivable.....................................         --           --              42
Foreign currency translation adjustment..........         --         (194)           (194)
Net loss.........................................         --           --         (18,112)
                                                       -----        -----         -------
Balance at June 30, 1995.........................         --         (128)         (4,797)
Conversion of preferred stock to common stock....         --           --              --
Issuance of common stock, net of issuance costs
  of $4,306......................................         --           --          36,470
Exercise of stock options........................         --           --              89
Payments received from stockholders on notes
  receivable.....................................         --           --              19
Deferred compensation resulting from stock
  option grants..................................       (129)          --              --
Amortization of deferred compensation............         16           --              16
Foreign currency translation adjustment..........         --         (142)           (142)
Net loss.........................................         --           --            (510)
                                                       -----        -----         -------
Balance at June 30, 1996.........................       (113)        (270)         31,145
Exercise of stock options and warrants, net
  (unaudited)....................................         --           --              17
Issuance of common stock under employee stock
  purchase plan..................................         --           --             906
Payments received from stockholders on notes
  receivable (unaudited).........................         --           --              20
Amortization of deferred compensation
  (unaudited)....................................         16           --              16
Foreign currency translation adjustment
  (unaudited)....................................         --            7               7
Net income (unaudited)...........................         --           --           1,090
                                                       -----        -----         -------
Balance at December 31, 1996 (unaudited).........     $  (97)       $(263)      $  33,201
                                                       =====        =====         =======

                            See accompanying notes.

                         OPENVISION TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  SIX MONTHS ENDED
                                                  YEARS ENDED JUNE 30,              DECEMBER 31,
                                             ------------------------------   -------------------------
                                               1994       1995       1996        1995          1996
                                             --------   --------   --------   -----------   -----------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)........................    $(42,727)  $(18,112)  $   (510)   $  (1,781)     $ 1,090
Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
  Depreciation and amortization..........      13,279      2,416      1,924          883          933
  Write-off of acquired technologies.....       3,295         --         --           --           --
  Loss on disposal of equipment and
     improvements........................         122        377         --           --           --
Changes in operating assets and
  liabilities:
  Accounts receivable....................      (3,240)       385     (4,567)      (3,123)      (2,260)
  Other assets...........................        (347)       941        (90)          42         (330)
  Deferred revenue.......................       4,453        (60)       698          109        1,050
  Accounts payable.......................         115       (903)       397         (348)        (663)
  Accrued compensation and related
     expenses............................         188       (302)       558         (125)         (21)
Other accrued liabilities................       2,360       (256)      (433)         201          363
                                             --------   --------   --------      -------
Net cash provided by (used in) operating
  activities.............................     (22,502)   (15,514)    (2,023)      (4,142)         162
INVESTING ACTIVITIES
Additions to equipment and
  improvements...........................      (4,791)      (699)    (1,074)        (182)      (1,040)
Note receivable from officer.............        (305)       130        (68)         (68)          --
Purchase of businesses and software
  products...............................        (791)        --         --           --           --
Sale (purchase) of short-term
  investments............................      (4,051)     4,051    (13,667)          --       (4,816)
                                             --------   --------   --------      -------
Net cash provided by (used in) investing
  activities.............................      (9,938)     3,482    (14,809)        (250)      (5,856)
FINANCING ACTIVITIES
Proceeds from issuance of preferred
  stock..................................      27,386      6,482         --        2,061           --
Proceeds from issuance of common stock...         117         65     36,559           61          923
Payments of notes payable................      (4,695)    (3,504)    (6,825)        (672)          --
Proceeds from notes payable..............      12,000      8,500         --           --           --
Payments on notes receivable from
  stockholders...........................          --         42         19           18           20
                                             --------   --------   --------      -------
Net cash provided by financing
  activities.............................      34,808     11,585     29,753        1,468          943
Effect of exchange rate changes..........          66       (194)      (116)          23            7
                                             --------   --------   --------      -------
Net increase (decrease) in cash and cash
  equivalents............................       2,434       (641)    12,805       (2,901)      (4,744)
Cash and cash equivalents at beginning of
  period.................................       2,290      4,724      4,083        4,083       16,888
                                             --------   --------   --------      -------
Cash and cash equivalents at end of
  period.................................    $  4,724   $  4,083   $ 16,888    $   1,182      $12,144
                                             ========   ========   ========      =======
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest...................    $    262   $  1,111   $  1,390    $     105      $    --
Conversion of notes payable to preferred
  stock..................................    $  5,000   $  8,500   $     --    $      --      $    --
Acquisitions of businesses and products
  through the issuance of notes
  payable................................    $  1,284   $     --   $     --    $      --      $    --
Conversion of preferred stock to common
  stock..................................    $     --   $     --   $ 71,806    $      --      $    --

                            See accompanying notes.

                         OPENVISION TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     OpenVision Technologies, Inc. ("OpenVision" or the "Company") develops, markets and supports systems management software for client/server computing environments. OpenVision's AXXiON products address three essential areas of systems management -- storage, operations and security. The Company sells its products and services through a combination of direct sales and indirect channels (resellers, VARs, hardware distributors, application software vendors and systems integrators).

     The Company's storage products accounted for 31%, 38% and 56% of the Company's license revenue in fiscal 1994, 1995 and 1996, respectively. The Company's AXXiON-HA product accounted for 21%, 13% and 18% of the Company's license revenue in fiscal 1994, 1995 and 1996, respectively.

     The Company markets its products internationally and has sales offices in the United States, Canada, Germany, France, and the United Kingdom.

  Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     The Company translates the accounts of its foreign subsidiaries using the local currency as the functional currency. Consequently, assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates, and revenue and expenses are translated at the weighted average monthly exchange rates. Gains or losses from this translation process are credited or charged to the "foreign currency translation adjustment" account included in stockholders' equity (deficit). Foreign currency transaction gains and losses have not been significant.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Interim Financial Information

     The consolidated financial statements for the six months ended December 31, 1996 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its results of operations. Operating results for the six months ended December 31, 1996 are not necessarily indicative of the results that may be expected for any future periods.

  Cash, Cash Equivalents and Short-Term Investments

     The Company considers highly liquid investments with maturities of less than ninety days when purchased to be cash equivalents.

     Effective July 1, 1994, the Company implemented Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The Company has determined its short-term investments are held to maturity under the provisions of SFAS 115 and accordingly such amounts are recorded at cost. At June 30, 1996, cost approximated fair value for all cash equivalents and short-term investments. To date, there have been no significant gains or loses realized on the Company's cash

                         OPENVISION TECHNOLOGIES, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 IS UNAUDITED)

equivalents or short-term investments. The cost of securities sold is based on the specific identification method.

     Cash equivalents and short-term investments consist of the following:

                                                                              JUNE 30,
                                                                          -----------------
                                                                           1995      1996
                                                                          ------   --------
    Cash and cash equivalents:
      Cash and money market accounts..................................    $4,083     $1,961
      Commercial paper................................................        --     14,927
                                                                          -------    ------
                                                                          $4,083    $16,888
                                                                          =======    ======
    Short-term investments:
      Commercial paper................................................        --    $13,667

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. Useful lives of three to five years are used for computers and related equipment, and furniture and fixtures. Leasehold improvements are amortized over the shorter of their useful lives or the term of the related lease.

  Software Development Costs

     The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model, which is typically demonstrated by initial beta shipment. The period between the achievement of technological feasibility and the general release of the Company's products has been of short duration. As of June 30, 1996 such capitalizable software development costs were insignificant and all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations.

  Revenue Recognition

     License revenue is generally recognized upon shipment of the software, if no significant future obligations remain and collection of the resulting receivable is probable. For those agreements with significant future obligations, revenue is recognized when the obligations are satisfied. The cost of insignificant future obligations, if any, is accrued at the time revenue is recognized. Allowances for estimated future returns and warranty costs are provided for at the time of shipment. Maintenance and technical support revenue, which are included in service revenue, are deferred and recognized ratably over the term of the agreement, typically twelve months. Revenue from consulting services and training is recognized as the services are provided. The Company's revenue recognition policy is in conformity with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1 "Software Revenue Recognition."

  Accounts Receivable

     The Company sells its products to a large number of customers in diversified industries and geographic locations. The Company maintains an allowance for doubtful accounts to provide for management's estimates

                         OPENVISION TECHNOLOGIES, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 IS UNAUDITED)

of potential credit losses. Actual credit losses may differ from management's estimates. Such losses to date have been within management's expectations. The Company generally does not require collateral.

  Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments in debt securities and trade receivables. The Company primarily invests its excess cash in government securities, time deposits, certificate of deposit with approved financial institutions, commercial paper rated A-1/P-1, and other specific money market instruments of similar liquidity and credit quality. The Company is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent recorded on the balance sheet.

  Stock-Based Compensation

     The Company accounts for its stock option and employee stock purchase plans in accordance with the provisions of Accounting Principles Board's Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard, No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25 and to adopt the "disclosure only" alternative described in SFAS 123. Accordingly, SFAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

  Income Taxes

     The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

  Per Share Data

     Except as noted below, net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from convertible preferred stock (using the as-if converted method) and from stock options and warrants (using the treasury stock method) have been excluded from computations because their inclusion would be antidilutive, except that pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued by the Company at prices below the initial public offering price during the twelve month period prior to the initial public offering have been included in the calculation as if they were outstanding for all periods presented through March 31, 1996 (using the treasury stock method). Per share information calculated on this basis is as follows:

                                                                   YEARS ENDED JUNE 30,
                                                               ----------------------------
                                                                1994       1995       1996
                                                               ------     ------     ------
    Net loss per share.....................................    $(4.56)    $(2.43)    $(0.06)
    Shares used in computing net loss per share (in
      thousands)...........................................     9,366      7,446      8,585

     The pro forma calculation of net loss per share presented in the consolidated statements of operations is computed as described above and also gives retroactive effect to the assumed conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of the Company's initial public offering using the as-if converted method.

                         OPENVISION TECHNOLOGIES, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 IS UNAUDITED)

2. NOTES RECEIVABLE FROM OFFICER AND STOCKHOLDERS

     The Company has an outstanding loan to an officer, who is also a stockholder of the Company, in the amount of $418,000 at June 30, 1996. The note bears interest at 6.28%, matures in 1999 and is collateralized by shares of the Company's common stock owned by the officer. Notes receivable for the purchase of common stock are included in stockholders' equity (deficit).

3. PROPERTY AND EQUIPMENT

     Property and equipment, at cost, consist of the following (in thousands):

                                                                             JUNE 30,
                                                                        ------------------
                                                                         1995        1996
                                                                        -------     ------
    Computer equipment and software...................................  $ 5,149     $6,178
    Furniture and equipment...........................................    1,137      1,149
    Leasehold improvements............................................      226        226
                                                                         ------     ------
                                                                          6,512      7,553
    Less accumulated depreciation and amortization....................   (3,088)    (4,963)
                                                                         ------     ------
    Net property and equipment........................................  $ 3,424     $2,590
                                                                         ======     ======

4. LINE OF CREDIT

     The Company currently has a line of credit agreement with a bank providing for borrowings up to $5,000,000, based on a percentage of eligible accounts receivable, at LIBOR plus 5.125% (10.7% at June 30, 1996). The line of credit agreement prohibits the payment of cash dividends without the bank's consent. Borrowings are collateralized by accounts receivable, equipment and other assets. The line of credit agreement expires October 12, 1996. At June 30, 1996, the Company had no outstanding borrowings under this line of credit.

5. NOTES PAYABLE

     Notes payable consist of the following (in thousands):

                                                                              JUNE 30,
                                                                          ----------------
                                                                           1995      1996
                                                                          ------     -----
    Note payable to majority stockholder, subordinate to borrowings
      under the bank line of credit, interest at prime rate plus 1%.....  $5,000       $--
    Acquisition agreement, interest at prime rate plus 2%...............   1,200        --
    Acquisition agreements, noninterest bearing, net of 8% imputed
      interest..........................................................   1,231       612
    Equipment purchases and other.......................................       6        --
                                                                                     -----
                                                                                         -
                                                                            ----
                                                                           7,437       612
    Less current portion................................................   1,205       149
                                                                                     -----
                                                                                         -
                                                                            ----
    Notes payable, less current portion.................................  $6,232      $463
                                                                            ====     ======

                         OPENVISION TECHNOLOGIES, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 IS UNAUDITED)

     Maturities of notes payable are as follows at June 30, 1996 (in thousands):

                              Fiscal Year Ending June 30:
                   1997...............................................    $149
                   1998...............................................     463
                                                                          ----
                                                                          $612
                                                                          ====

6. STOCKHOLDERS' EQUITY

  Initial Public Offering

     In May 1996, the Company sold 2,910,250 shares of common stock at $14.00 per share in an initial public offering resulting in net proceeds of approximately $36.4 million. In connection with the offering, all previously outstanding convertible preferred stock (consisting of 12,054,361 shares) was converted into 8,807,219 shares of common stock and 3,247,142 shares of Class B common stock.

  Common Stock

     The holders of common stock are entitled to receive dividends, when and if declared by the Board of Directors. The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

     A total of 14,800,000 shares of common stock (of which 3,247,142 are outstanding at June 30, 1996) are designated as Class B common stock. The Class B common stock has the same rights, preferences, privileges and restrictions as the common stock except that the Class B common stock has limited voting rights and does not vote for the election of directors. The shares of Class B common stock will, upon any transfer of such shares by the current holder, be automatically converted into a like number of shares of common stock, subject to adjustment upon certain events with respect to the common stock. The shares of Class B common stock are also convertible at the option of the holder into a like number of shares, subject to adjustment, of common stock so long as the conversion results in the current holder having less than or equal to 49% of the Company's voting securities.

  Preferred Stock

     The Board of Directors has the authority to issue up to 5,000,000 shares of undesignated Preferred Stock and, subject to certain limitations, to determine the rights, preferences, privileges and restrictions, including voting rights, of such shares without any further vote or action by the stockholders.

  Reverse Stock Split

     In March 1996, the stockholders approved a one-for-two reverse stock split of issued and outstanding common stock and preferred stock. All shares and per share data in the accompanying consolidated financial statements have been adjusted to reflect the reverse stock split.

  Warrants

     In fiscal 1994, the Company issued a warrant to purchase 21,739 shares of common stock at an initial exercise price of $11.50 per share. The warrant was exercised in August, 1996. Also in fiscal 1994, the Company issued a warrant to purchase 12,500 shares of its common stock at an exercise price of $.50 per

                         OPENVISION TECHNOLOGIES, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 IS UNAUDITED)

share. The warrant will become exercisable only in the event that a certain defined change in control occurs prior to June 30, 1997.

  Stock Plan

     The 1992 Stock Plan (the "Plan"), as amended, provides for the issuance of incentive stock options, nonstatutory stock options and restricted stock purchase rights to employees, vendors, consultants and former stockholders of acquired entities. Incentive stock options must be granted at 100% of the fair value on the date of grant. Options granted under the Plan generally become exercisable for common stock over a four-year period with 25% vesting one year from the date of grant and 1/48 each month thereafter.

     Shares purchased by employees under restricted stock purchase agreements are subject to repurchase by the Company upon employee termination at the price originally paid by the employee. Repurchase rights typically lapse at the rate of 25% one year from the original date of issuance and 1/48 each month thereafter. At June 30, 1996, there were 457,657 outstanding common shares subject to such repurchase provisions at prices ranging from $.10 to $.50 per share.

     A summary of stock option activity under the Plan is as follows:

                                                               OUTSTANDING          PRICE
                                                                 OPTIONS          PER SHARE
                                                               -----------     ---------------
    Balance at June 30, 1993.................................   1,122,500      $ .10
      Options granted........................................     749,541      $ .10 - $  .50
      Options canceled.......................................    (125,774)     $ .10 - $  .50
      Options exercised......................................     (15,963)     $ .10 - $  .50
                                                                ---------      -----------
    Balance at June 30, 1994.................................   1,730,304      $ .10 - $  .50
      Options granted........................................     956,875      $ .50
      Options canceled.......................................    (982,644)     $ .10 - $  .50
      Options exercised......................................    (412,208)     $ .10 - $  .50
                                                                ---------      -----------
    Balance at June 30, 1995.................................   1,292,327      $ .10 - $  .50
      Options granted........................................     444,550      $ .50 - $11.88
      Options canceled.......................................    (291,974)     $ .10 - $ 8.00
      Options exercised......................................    (402,055)     $ .10 - $  .50
                                                                ---------      -----------
    Balance at June 30, 1996.................................   1,042,848      $ .10 - $11.88
      Options granted........................................   1,268,550      $8.50 - $12.88
      Options canceled.......................................     (94,245)     $ .10 - $11.88
      Options exercised......................................     (64,044)     $ .10 - $  .50
                                                                ---------      -----------
    Balance at December 31, 1996.............................   2,153,109      $ .10 - $12.88
                                                                =========      ===========
    Options exercisable at December 31, 1996.................     371,216

     At December 31, 1996, 695,435 shares of common stock were available for future grants under the Plan.

     The Company has recorded deferred compensation of $129,000 for the difference between the exercise price and deemed fair value of certain stock options granted in 1996. This amount is being amortized by charges to operations over the four-year vesting periods of the individual options.

                         OPENVISION TECHNOLOGIES, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 IS UNAUDITED)

  1996 Director Option Plan

     In March 1996, the stockholders approved the 1996 Director Option Plan. The Company has reserved 250,000 shares of common stock for issuance under the Plan. There were 38,125 options issued under the plan through December 31, 1996, at an exercise price of $9.13 per share.

7. RESTRUCTURING EXPENSES

     In June 1994, the Company adopted a restructuring plan that involved a reduction of overlapping positions within acquired businesses, consolidation of development centers, and reorganization of the sales force. The plan resulted in terminating employees and vacating noncancelable operating leases. The Company recorded restructuring costs of $1,447,000 in the fourth quarter of fiscal 1994, which included $772,000 for employee severance costs and $675,000 for rent obligations on vacated buildings and other obligations. These amounts were paid during fiscal 1995.

8. INCOME TAXES

     As a result of operating losses, no provisions for income taxes have been recorded.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                           JUNE 30,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
    Net operating loss carryforwards...............................  $ 20,500     $ 20,700
    Temporary differences:
      Intangible assets............................................     5,400        5,400
      Other........................................................     2,500        2,300
                                                                     --------     --------
    Total deferred tax assets......................................    28,400       28,400
    Valuation allowance for deferred tax assets....................   (28,400)     (28,400)
                                                                     --------     --------
    Net deferred tax assets........................................  $     --     $     --
                                                                     ========     ========

     The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of net losses since its inception, the Company's limited profitability in recent periods, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, and the uncertainty regarding market acceptance of the Company's AXXiON products. The Company believes that, based on the currently available evidence, it is more likely than not that the Company will not generate taxable income and accordingly will not realize the Company's deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

     As of June 30, 1996, the Company had federal, state, and foreign net operating loss carryforwards of approximately $58,400,000, $6,600,000 and $1,400,000, respectively. The carryforwards will expire from 1998 through 2011. Utilization of the net operating losses may be subject to annual limitations due to several factors, including the amount of taxable income generated in future years and ownership change limitations. The annual limitations may result in the expiration of net operating losses and credits before utilization.

                         OPENVISION TECHNOLOGIES, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 IS UNAUDITED)

9. EMPLOYEE BENEFIT PLANS

  Employee Stock Purchase Plan

     In March 1996, the stockholders approved an Employee Stock Purchase Plan (the "ESPP") under which eligible employees may purchase common stock at a price per share that is the lesser of 85% of the fair market value as of the beginning of the offering period or the end of the purchase period. Participation in the ESPP is limited to 10% (20% for the first six-month purchase period) of an employee's compensation (not to exceed amounts allowed under Section 423 of the Internal Revenue Code). The Company has reserved an aggregate of 300,000 shares of common stock for issuance under the ESPP. The ESPP has four six-month purchase periods in each 24-month offering period. The first purchase period and offering period began on the effective date of the initial public offering and will end on October 31, 1996 and April 30, 1998, respectively. The ESPP will terminate in 2006. There were no shares issued under the ESPP during fiscal 1996.

  Salary Deferral Plan

     The Company maintains a Salary Deferral Plan (the Plan) that is qualified under Section 401(k) of the Internal Revenue Code. All eligible employees may defer a percentage of their pretax earnings through contributions to the Plan. The Plan provides for employer contributions at the discretion of the Board of Directors. The Company has not made any such contributions to the Plan to date.

10. GEOGRAPHICAL INFORMATION

     The following table presents a summary of operating information and certain year-end balance sheet information by geographical regions (in thousands):

                                                                YEAR ENDED JUNE 30,
                                                         ----------------------------------
                                                           1994         1995         1996
                                                         --------     --------     --------
    Net revenue to unaffiliated customers:
      United States and Canada.........................  $ 14,150     $ 13,228     $ 20,747
      United Kingdom...................................     1,203        3,452        4,517
      Other European Countries.........................       271        1,844        4,116
      Pacific/Americas.................................        --           --          515
                                                          -------     --------     --------
              Total....................................  $ 15,624     $ 18,524     $ 29,895
                                                          =======     ========     ========
    Transfers between geographic areas (eliminated in
      consolidation)...................................  $    325     $    220     $    298
                                                          =======     ========     ========
    Operating Income (loss):
      United States and Canada.........................  $(40,336)    $(15,054)    $   (420)
      United Kingdom...................................      (286)         160        1,439
      Other European Countries.........................      (312)      (1,467)       1,366
      Pacific/Americas.................................        --           --          202
      Corporate........................................    (1,113)      (1,302)      (2,664)
                                                          -------     --------     --------
              Total....................................  $(42,047)    $(17,663)    $    (77)
                                                          =======     ========     ========
    Identifiable assets:
      United States and Canada.........................  $ 21,134     $ 10,557     $ 39,859
      United Kingdom...................................       469        2,103        2,397
      Other European Countries.........................       286          985        1,692
      Pacific/Americas.................................        --           --           --
                                                          -------     --------     --------
              Total....................................  $ 21,889     $ 13,645     $ 43,948
                                                          =======     ========     ========

                         OPENVISION TECHNOLOGIES, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 IS UNAUDITED)

     U.S. revenue from export sales, principally to customers in Canada, Pacific/Americas, and other European countries, were approximately $327,000, $559,000 and $2,606,000 during fiscal 1994, 1995 and 1996, respectively.

11. COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities and certain equipment under noncancelable operating leases that expire through March 2005. Other assets at June 30, 1996 include $207,000 in interest bearing security deposits for certain facility and equipment leases.

     Future minimum payments under noncancelable operating leases with initial terms of one year or more consists of the following at June 30, 1996 (in thousands):

            Fiscal Year Ending June 30:
              1997......................................................  $1,596
              1998......................................................     973
              1999......................................................     698
              2000......................................................     378
              2001......................................................     251
            Thereafter through 2005.....................................      59
                                                                          ------
            Total minimum lease payments................................  $3,955
                                                                          ======

     Rental expenses were $1,881,000, $1,947,000 and $1,762,000 for fiscal 1994,
1995 and 1996, respectively.

     In connection with the acquisition by the Company of ten companies, divisions of companies or products between October 1992 and July 1993, the Company entered into agreements with certain sellers providing for the payment of software royalties. From time to time disputes have arisen with certain of these sellers regarding the calculation of the royalties and the obligations of the Company under these agreements. One of these disputes was resolved in the Company's favor in arbitration and one such dispute is currently unresolved, although no formal claims have been filed. The Company believes that the allegations of this seller have no merit and plans to vigorously defend any formal claims filed by this person. While the outcome of any formal claims cannot be determined with certainty, the Company does not believe that the resolution of these claims will have a material adverse effect on the Company's business, operating results or financial condition.

     The Company's license agreements with customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. The Company relies in part on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions, the limitation of liability provisions contained in such license agreements may not be effective. The Company's products are generally used to manage data critical to organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability claims. Although the Company maintains errors and omissions product liability insurance, a successful liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

12. BUSINESS COMBINATIONS

     During fiscal 1993 and 1994, the Company acquired several software businesses and products in transactions that were accounted for as purchases. As consideration for these acquisitions the Company paid cash amounting to $791,000 and executed notes payable agreements totaling $1,284,000 during fiscal 1994. The Company recorded intangible assets, including purchased software, of $2,421,000 in fiscal 1994, which

                         OPENVISION TECHNOLOGIES, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 IS UNAUDITED)

were amortized over periods of one to two years. In-process technology acquired in these business acquisitions, which amounted to $501,000 in fiscal 1994, was charged to acquired technologies in the accompanying statements of operations. Technological feasibility had not been achieved for such in-process technologies, which did not have alternative future uses, as of the respective dates of acquisition. In fiscal 1994, the Company wrote off $2,794,000 of purchased software costs related to certain products acquired in certain 1993 transactions that failed to generate adequate revenue. These amounts were also charged to acquired technologies. Amortization of other purchased software costs is included in cost of license revenue. The results of operations of these entities prior to acquisition were not significant in relation to those of the Company. Results of operations of these entities have been included in the consolidated results of operations for the periods subsequent to the respective acquisition dates.

     In connection with these acquisitions, the Company is required to pay royalties based on product revenue in excess of specified minimum levels. The royalty rates are generally 2% to 8% of product revenue for periods of four or five years from the dates of acquisition. Certain agreements require a higher royalty rate for products sold through resellers, and certain of the agreements provide for a renegotiation of royalties payable in the event that products are bundled or utilized in derivative products. Royalty expense totaled $1,223,000, $588,000 and $901,000 for fiscal 1994, 1995 and 1996, respectively. Such amounts have been included in cost of license revenue.

         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                           BALANCE AT     ADDITIONS                    BALANCE AT
                                           BEGINNING       CHARGED                        END
                                            OF YEAR       TO INCOME     DEDUCTIONS      OF YEAR
                                           ----------     ---------     ----------     ----------
                                                               (IN THOUSANDS)
Allowance for doubtful accounts and
  customer returns:
  Year ended December 31, 1994...........     $ 50           $15            $--           $ 65
  Year ended December 31, 1995...........     $ 65           $60            $--           $125
  Year ended December 31, 1996...........     $125           $75            $--           $200

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Shareholders and Board of Directors
VERITAS Software Corporation

     We have audited the consolidated financial statements of VERITAS Software Corporation as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated January 31, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 21(b) and 14(e) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

San Jose, California
January 31, 1997

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                  ADDITIONS
                                              BALANCE AT         (REDUCTIONS)                        BALANCE
                                             BEGINNING OF     CHARGED (CREDITED)                    AT END OF
              CLASSIFICATION                    PERIOD            TO EXPENSE         WRITE-OFFS      PERIOD
-------------------------------------------  ------------     ------------------     ----------     ---------
                                             (IN THOUSANDS)
Allowance for doubtful accounts
Year ended:
  June 30, 1994............................      $198               $  562              $195          $ 565
  June 30, 1995............................      $565               $  918              $798          $ 685
  June 30, 1996............................      $685               $ (150)             $ 50          $ 484

                         REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
OPENVISION TECHNOLOGIES, INC.

     We have audited the consolidated financial statements of OpenVision Technologies, Inc. as of June 30, 1996 and 1995, and for each of the three years in the period ended June 30, 1996 and have issued our report thereon dated July 22, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 21(b) and 14(e) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

San Jose, California
March 19, 1997

                                                                    APPENDIX A-1

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is entered into as of January 13, 1997, by and among VERITAS Software Corporation, a California corporation ("VERITAS"), VERITAS Software Corporation, a Delaware corporation ("Newco"), and OpenVision Technologies, Inc., a Delaware corporation ("OpenVision").

                                    RECITALS

     A. The parties intend that, subject to the terms and conditions of this Agreement, VERITAS and OpenVision will each become a subsidiary of a new Delaware corporation referred to herein as Newco which has been formed by VERITAS solely for the purpose of the transactions contemplated hereunder (the "Merger"). To effect the Merger, (i) Newco will form two new Delaware corporations ("VERITAS Sub" and "OpenVision Sub", respectively) as wholly-owned subsidiaries of Newco, (ii) VERITAS Sub will merge with and into VERITAS, with VERITAS to be the surviving corporation of such merger (the "VERITAS Merger"), and (iii) OpenVision Sub will merge with and into OpenVision, with OpenVision to be the surviving corporation of such merger (the "OpenVision Merger"), all pursuant to the terms and conditions of this Agreement, the Agreements of Merger substantially in the forms of Exhibit A and Exhibit B hereto (the "Agreements of Merger") and the applicable provisions of the Delaware General Corporation Law (the "Delaware Law") and the California General Corporation Law (the "CGCL"). Upon the effectiveness of the Merger, all of the outstanding capital stock of VERITAS and all of the outstanding capital stock of OpenVision will be converted into Common Stock of Newco (the "Newco Common Stock"). Newco will assume all outstanding options, warrants and rights to purchase shares of Common Stock of both VERITAS and OpenVision, as provided in this Agreement and the Agreements of Merger. The Newco Common Stock issued in the Merger will be registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Newco registration statement.

     B. The Merger is intended to be treated as (i) a tax-free reorganization pursuant to the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) a "pooling of interests" for accounting purposes.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

1. PLAN OF REORGANIZATION

     1.1 THE ORGANIZATION OF NEWCO, VERITAS SUB AND OPENVISION SUB. VERITAS has formed Newco under the laws of the State of Delaware for the purposes of the transactions contemplated by the Merger. Newco currently has no outstanding securities and will not issue any securities prior to the Effective Time (as defined below), will conduct no business or operations, will have no assets and will enter into no agreements or obligations except as required or contemplated by this Agreement or necessary to perform its obligations hereunder. As soon as practicable after the date of this Agreement, Newco shall form a wholly-owned subsidiary named VERITAS Sub, Inc. and a wholly-owned subsidiary named OpenVision Sub, Inc. under the laws of Delaware.

     1.2 THE VERITAS MERGER. Subject to the terms and conditions of this Agreement, Newco will cause VERITAS Sub to execute and deliver an Agreement of Merger substantially in the form of Exhibit A hereto (the "VERITAS Agreement of Merger") providing for the merger of VERITAS Sub with and into VERITAS (the "VERITAS Merger"), with VERITAS being the surviving corporation upon the effectiveness of the VERITAS Merger and thereby becoming a wholly-owned subsidiary of Newco, pursuant to this Agreement, the VERITAS Agreement of Merger and in accordance with applicable provisions of the Delaware Law and the CGCL as follows:

                                      A-1-1

        (a) Conversion of VERITAS Shares. Each share of the Common Stock of VERITAS ("VERITAS Common Stock"), that is issued and outstanding immediately prior to the Effective Time (as defined below) will by virtue of the VERITAS Merger and at the Effective Time, and without any further action on the part of VERITAS, Newco or any holder of VERITAS Common Stock, be converted into one share (the "VERITAS Applicable Ratio") of validly issued, fully paid and nonassessable Common Stock, $0.001 par value of Newco ("Newco Common Stock").

     1.3 THE OPENVISION MERGER. Subject to the terms and conditions of this Agreement, and simultaneously with the VERITAS Merger, Newco will cause OpenVision Sub to execute and deliver an Agreement of Merger substantially in the form of Exhibit B hereto (the "OpenVision Agreement of Merger") providing for the merger of OpenVision Sub with and into OpenVision (the "OpenVision Merger"), with OpenVision being the surviving corporation upon the effectiveness of the OpenVision Merger and thereby becoming a wholly-owned subsidiary of Newco, pursuant to this Agreement, the OpenVision Agreement of Merger and in accordance with applicable provisions of the Delaware law as follows:

        (a) Conversion of OpenVision Shares. Each share of Common Stock of OpenVision, $0.001 par value, and each share of Class B Common Stock of OpenVision, $0.001 par value, (collectively "OpenVision Common Stock"), that is issued and outstanding immediately prior to the Effective Time (as defined below) will by virtue of the OpenVision Merger and at the Effective Time, and without any further action on the part of OpenVision, Newco or any holder of OpenVision Common Stock, be converted into a fraction of a share of validly issued, fully paid and nonassessable Newco Common Stock, equal to a fraction, the numerator of which is 7,500,000 and the denominator of which is 73,000, plus the total number of shares of OpenVision Common Stock outstanding, plus the total number of shares of OpenVision Common Stock issuable upon exercise of the OpenVision Options and OpenVision Warrants (as both terms are defined in Section
1.9 hereof), in each case as of the Effective Time (the "OpenVision Applicable Ratio" and collectively with the VERITAS Applicable Ratio, the "Applicable Ratios"). The "Effective Time" shall mean the effective time and date that both Agreements of Merger have been filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware law and the VERITAS Agreement of Merger has been filed with the Secretary of State of the State of California in accordance with the relevant provisions of the CGCL.

     1.4 CANCELLATION OF VERITAS-OWNED AND OPENVISION-OWNED STOCK. Each share of OpenVision Common Stock held in the treasury of OpenVision and each share of VERITAS Common Stock held in the treasury of VERITAS or any of which are owned by Newco, VERITAS, OpenVision or any direct or indirect wholly-owned subsidiary of Newco, VERITAS or OpenVision immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

     1.5 ADJUSTMENTS FOR CAPITAL CHANGES. If, prior to the Effective Time, either VERITAS or OpenVision recapitalizes through a subdivision of its outstanding shares into a greater number of shares, or a combination of its outstanding shares into a lesser number of shares, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares of other classes, or declares a dividend on its outstanding shares payable in shares of its capital stock or securities convertible into shares of its capital stock, then the Applicable Ratios will be adjusted appropriately so as to maintain the relative proportionate interests of the holders of VERITAS Common Stock and the holders of the OpenVision Common Stock in Newco securities.

     1.6 DISSENTING SHARES. Holders of shares of OpenVision Common Stock who dissent from the OpenVision Merger are not entitled to rights of appraisal under
Section 262 of the Delaware Law. Holders of shares of VERITAS Common Stock who dissent from the VERITAS Merger are not entitled to dissenters' rights under Chapter 13 of the CGCL provided, however, that (i) if demands for payment under Chapter 13 of the CGCL are filed with respect to 5% or more of the outstanding shares of VERITAS Common Stock by the holders of shares which voted against the VERITAS Merger, then such holders of VERITAS Common Stock shall be entitled to exercise dissenters' rights to the extent available under Chapter 13 of the CGCL with respect to the shares for which such demand has been filed in accordance with Chapter 13 of the CGCL; and (ii) any shares of VERITAS Common Stock whose transfer is restricted by law or regulation or by

                                      A-1-2

VERITAS and that are voted against the VERITAS Merger shall be entitled to exercise dissenters' rights to the extent available under Chapter 13 of the CGCL.

     1.7 FRACTIONAL SHARES. No fractional shares of Newco Common Stock will be issued in connection with the Merger, but in lieu thereof each holder of VERITAS Common Stock and of OpenVision Common Stock who would otherwise be entitled to receive a fraction of a share of Newco Common Stock will receive from the Exchange Agent (as hereinafter defined), at such time as such holder shall receive a certificate representing shares of Newco Common Stock as contemplated by Section 6.2, an amount of cash (rounded up to the nearest whole cent) equal to the per share market value of VERITAS Common Stock (based on the average of the Closing sale prices of VERITAS Common Stock as quoted on the Nasdaq Stock Market during the ten day trading period ending on the Closing Date (as defined in Section 6.1) as reported in the Wall Street Journal) (the "Average Price") multiplied by the fraction of a share of Newco Common Stock to which such holder would otherwise be entitled. The fractional interests of each VERITAS shareholder and of each OpenVision stockholder will be aggregated such that no VERITAS shareholder or OpenVision stockholder will receive cash in an amount equal to or greater than the value of one full share of Newco Common Stock. Newco shall provide sufficient funds to the Exchange Agent to make the payments contemplated by this Section 1.7.

     1.8  VERITAS OPTIONS AND WARRANTS.

        (a) Conversion. At the Effective Time, each of the then outstanding options to purchase shares of VERITAS Common Stock (collectively, the "VERITAS Options") (consisting of all outstanding options granted under VERITAS' 1985 Stock Option Plan, 1991 Executive Stock Option Plan, 1993 Equity Incentive Plan and 1993 Director Stock Option Plan (collectively, and with the VERITAS Stock Purchase Plan referred to in Section 1.8(b) below, the "VERITAS Plans"), and any individual non-Plan options) and each of the then outstanding warrants to purchase shares of VERITAS Common Stock (the "VERITAS Warrants") will by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed and converted into an option (or warrant, as the case may be) to purchase an equivalent number of shares of Newco Common Stock at an exercise price per share equal to the per share exercise price of the VERITAS Option (or VERITAS Warrant, as the case may be) in effect at the Effective Time. The term, exercisability, vesting schedule, status as an "incentive stock option" under
Section 422 of the Code, if applicable, and all other terms and conditions of the VERITAS Options and VERITAS Warrants will be unchanged and all references in any option or warrant agreement governing such option or warrant to VERITAS shall be deemed to refer to Newco, where appropriate. Continuous service as an employee or consultant with VERITAS or any of the VERITAS Subsidiaries (as hereinafter defined) will be credited to an optionee of VERITAS for purposes of determining the number of shares of Newco Common Stock subject to exercise under a converted VERITAS Option after the Effective Time.

        (b) At the Effective Time, each of the then outstanding options to purchase shares of VERITAS Common Stock (collectively, the "VERITAS Stock Purchase Plan Options"), consisting of all outstanding options to purchase shares under VERITAS' 1993 Employee Stock Purchase Plan (the "VERITAS Stock Purchase Plan"), will by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed and converted into an option to purchase the same number of shares of Newco Common Stock on the next Purchase Date (as such term is defined in the VERITAS Stock Purchase Plan) following the Effective Time at a purchase price per share determined in accordance with the VERITAS Stock Purchase Plan.

     1.9  OPENVISION OPTIONS AND WARRANTS.

        (a) Conversion. At the Effective Time, each of the then outstanding options to purchase OpenVision Common Stock (collectively, the "OpenVision Options") (consisting of all outstanding options granted under OpenVision's 1992 Stock Plan and 1996 Director Option Plan (collectively the "OpenVision Plans"), and any individual non-Plan options) and each of the then outstanding warrants to purchase OpenVision Common Stock (the "OpenVision Warrants") will by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed and converted into an option (or warrant, as the case may be) to purchase that number of shares of Newco Common Stock determined by multiplying the number of shares of

                                      A-1-3

OpenVision Common Stock subject to such OpenVision Option or OpenVision Warrant at the Effective Time by the OpenVision Applicable Ratio, at an exercise price per share of Newco Common Stock equal to the exercise price per share of such OpenVision Option or OpenVision Warrant immediately prior to the Effective Time divided by the Applicable Ratio rounded up to the nearest cent. If the foregoing calculation results in an assumed OpenVision Option or OpenVision Warrant being exercisable for a fraction of a share of Newco Common Stock, then the number of shares of Newco Common Stock subject to such option (or warrant, as the case may be) will be rounded down to the nearest whole number of shares, with no cash being payable for such fractional share. The term, exercisability, vesting schedule, status as an "incentive stock option" under Section 422 of the Code, if applicable, and all other terms and conditions of the OpenVision Options and OpenVision Warrants will otherwise be unchanged. Continuous service as an employee or consultant with OpenVision or any of the OpenVision Subsidiaries (as hereinafter defined) will be credited to an optionee of OpenVision for purposes of determining the number of shares of Newco Common Stock subject to exercise under a converted OpenVision Option after the Effective Time.

        (b) At the Effective Time, the OpenVision 1996 Employee Stock Purchase Plan (the "OpenVision Stock Purchase Plan") will be assumed by Newco solely with respect to outstanding options, and the securities reserved thereunder shall become shares of Newco Common Stock, determined by multiplying (i) the number of shares reserved thereunder and not issued thereunder prior to the Effective Time by (ii) the OpenVision Applicable Ratio. Except for an increase to the reserve by 100,000 shares necessary to honor existing OpenVision Stock Purchase Plan Options, which increase is to be approved by the OpenVision Stockholders at the OpenVision Stockholders Meeting, no additional shares shall be reserved under the OpenVision Stock Purchase Plan before or after its assumption by Newco. At the Effective Time, each then outstanding "option" to purchase OpenVision Common Stock under the OpenVision Stock Purchase Plan for the open offering period that runs from October 31, 1996 until October 30, 1998 (the "OpenVision Stock Purchase Plan Options") will by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed and converted into a right to purchase shares of Newco Common Stock on the same terms and conditions as set forth in the OpenVision Stock Purchase Plan except that (i) each OpenVision Stock Purchase Plan Option shall thereafter be exercisable for Newco Common Stock, and (ii) the exercise price per share for the number of whole shares of Newco Common Stock issuable upon exercise of each the OpenVision Stock Purchase Option shall be determined in accordance with the formula set forth in the OpenVision Stock Purchase Plan, except that the "fair market value" of the Newco Common Stock subject to purchase pursuant to the OpenVision Stock Purchase Plan Options (A) on the first day of an "Offering Period" under the OpenVision Stock Purchase Plan shall be the quotient resulting from the division of the last sale price of OpenVision Common Stock as reported on the Nasdaq Stock Market on the trading day immediately prior to such date by the OpenVision Applicable Ratio rounded up to the nearest cent; and (B) on the last day of any "Purchase Period" under the OpenVision Stock Purchase Plan shall be the last sale price of Newco Common Stock as reported on the Nasdaq Stock Market on the trading day immediately prior to such date. No new "Offering Periods" (as defined in the OpenVision Stock Purchase Plan) will be commenced. OpenVision shall take all action that may be necessary (under the OpenVision Stock Purchase Plan and otherwise) to effectuate the provisions of this Section 1.9(b) and to ensure that, from and after the Effective Time, holders of OpenVision Stock Purchase Plan Options and employees of OpenVision participating in the OpenVision Stock Purchase Plan after the Effective Time have no rights with respect to the OpenVision Stock Purchase Plan that are inconsistent with this Section 1.9(b).

     1.10 NEWCO PLANS. Newco shall assume, effective as of the Effective Time, the OpenVision Stock Purchase Plan, the VERITAS 1993 Equity Incentive Plan, its 1993 Director Stock Option Plan and its 1993 Employee Stock Purchase Plan and shall have reserved 107,810, 4,100,000, 250,000 and 1,000,000 shares, respectively, for issuance thereunder (collectively, the "Newco Plans"). Newco shall also reserve a sufficient number of shares of Newco Common Stock for issuance pursuant to the assumption of the Stock Rights (as defined below) provided for in Sections 1.8 and 1.9 above. Upon the Effective Time, and subject to assumption of such Stock Rights, the OpenVision Plans shall be terminated in accordance with their respective terms.

                                      A-1-4

     1.11 REGISTRATION. VERITAS will cause Newco to cause the Newco Common Stock issuable upon exercise of the assumed OpenVision Stock Purchase Plan Options, VERITAS Options, VERITAS Stock Purchase Plan Options, and OpenVision Options (collectively, the "Stock Rights") and the shares reserved for issuance pursuant to future awards under the Newco Plans to be registered on Form S-8 (the "Form S-8") promulgated by the Securities and Exchange Commission (the "SEC") within 5 days after the Effective Time and will use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements for so long as any such assumed Stock Rights shall remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act (as hereinafter defined), Newco shall administer the Stock Rights assumed pursuant to Sections 1.8 and 1.9 (including the provisions of the VERITAS Plans, and the OpenVision Plans incorporated in the Stock Rights) in a manner that complies with Rule 16b-3 promulgated by the SEC under the Exchange Act.

     1.12 EFFECTS OF THE MERGER. At the Effective Time: (a) the separate existence of VERITAS Sub will cease and VERITAS Sub will be merged with and into VERITAS, with VERITAS being the surviving corporation of the VERITAS Merger (the "VERITAS Surviving Corporation"), pursuant to the terms of this Agreement and the VERITAS Agreement of Merger; (b) the separate existence of OpenVision Sub will cease and OpenVision Sub will be merged with and into OpenVision, with OpenVision being the surviving corporation of the OpenVision Merger (the "OpenVision Surviving Corporation"), pursuant to the terms of this Agreement and the OpenVision Agreement of Merger, (c) the Articles of Incorporation of the VERITAS Surviving Corporation shall be in the form attached as Exhibit A to the VERITAS Agreement of Merger, and the Certificate of Incorporation of the OpenVision Surviving Corporation shall be in the form attached as Exhibit A to the OpenVision Agreement of Merger; (d) the Bylaws of VERITAS immediately prior to the Effective Time will be the Bylaws of the VERITAS Surviving Corporation and the Bylaws of OpenVision Sub immediately prior to the Effective Time will be the Bylaws of the OpenVision Surviving Corporation; (e) the directors and officers of VERITAS immediately prior to the Effective Time will be the directors and officers of the VERITAS Surviving Corporation; (f) the director of the OpenVision Surviving Corporation shall be Mark Leslie and the officers of the OpenVision Surviving Corporation shall be Mark Leslie as President, Treasurer, Secretary and Chief Financial Officer, (g) each share of the Common Stock of VERITAS Sub outstanding immediately prior to the Effective Time will be converted into one share of Common Stock of the VERITAS Surviving Corporation;
(h) each share of the Common Stock of OpenVision Sub outstanding immediately prior to the Effective Time will be converted into one share of Common Stock of the OpenVision Surviving Corporation; (i) each share of VERITAS Common Stock, OpenVision Common Stock, and each Stock Right outstanding immediately prior to the Effective Time will be converted as provided in Sections 1.2, 1.3, 1.8 and 1.9; (j) the OpenVision Stock Purchase Plan and the VERITAS Plans shall be assumed by Newco; and (k) the Merger will, from and after the Effective Time, have all of the effects provided by applicable law, including, without limitation, the CGCL and the Delaware Law.

     1.13 REGISTRATION ON FORM S-4. The Newco Common Stock to be issued in the Merger shall be registered under the Securities Act on the Form S-4 (as hereinafter defined). As promptly as practicable after the date of this Agreement, VERITAS, Newco and OpenVision shall prepare and file with the SEC a Form S-4 registration statement (the "Form S-4"), together with the prospectus/joint proxy statement to be included therein (the "Prospectus/Proxy Statement") and any other documents required by the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Merger. Each of VERITAS, Newco and OpenVision shall use its reasonable best efforts to respond promptly to any comments of the SEC and to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. VERITAS and Newco shall also take any action required to be taken under any applicable state securities or "blue sky" laws and regulations of the Nasdaq Stock Market in connection with the issuance of the Newco Common Stock pursuant to the Merger. OpenVision shall promptly furnish to VERITAS all information concerning OpenVision and the OpenVision stockholders as may be reasonably required in connection with any action contemplated by this Section
1.13. Each of VERITAS, Newco and OpenVision will notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Form S-4 or

                                      A-1-5
the Prospectus/Proxy Statement or for additional information and will supply the other with copies of all correspondence with the SEC or its staff with respect to the Form S-4 or the Prospectus/Proxy Statement. Whenever any event occurs which should be set forth in an amendment or supplement to the Form S-4 or the Prospectus/Proxy Statement, VERITAS and Newco or OpenVision, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of VERITAS and OpenVision, such amendment or supplement.

     1.14 TAX FREE REORGANIZATION. The parties intend to adopt this Agreement and the Merger as a tax-free plan of reorganization under Section 368(a)(1)(A) of the Code by virtue of the provisions of Section 368(a)(2)(E) of the Code. The Newco Common Stock issued in the Merger will be issued solely in exchange for the VERITAS Common Stock and the OpenVision Common Stock, and no other transaction other than the Merger represents, provides for or is intended to be an adjustment to the consideration paid for either the VERITAS Common Stock or the OpenVision Common Stock. Except for cash paid in lieu of fractional shares of any VERITAS Common Stock or OpenVision Common Stock, no consideration that could constitute "other property" within the meaning of Section 356(b) of the Code is being transferred by Newco for either the VERITAS Common Stock or the OpenVision Common Stock in the Merger. The parties shall not take a position on any tax return inconsistent with this Section 1.14. In addition, Newco hereby represents, and will represent as of the Closing Date, that it intends to continue both VERITAS' and OpenVision's historic businesses or use a significant portion of VERITAS' and OpenVision's business assets in a trade or business.

     1.15 POOLING OF INTERESTS. The parties intend that the Merger be treated as a "pooling of interests" for accounting purposes. The parties shall use their reasonable best efforts to cause their respective affiliates to execute and deliver Affiliates Agreements, as contemplated by Sections 4.5 and 5.5 below, to ensure compliance by such affiliates with the restrictions required to allow such accounting treatment to be utilized. In addition, Newco hereby represents and warrants that it shall not after the Closing Date take any action that will cause the Merger not to qualify as a "pooling of interests" for accounting purposes.

     1.16 HART-SCOTT-RODINO FILINGS. VERITAS and Newco will, and OpenVision shall use its reasonable best efforts to cause Warburg, Pincus Investors, L.P. ("Warburg") to, promptly prepare and file the applicable notices (if any) required to be filed by them under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act"), and comply promptly with any requests to any of them from the Federal Trade Commission or United States Department of Justice for additional information.

     1.17 BOARD OF DIRECTORS AND OFFICERS OF NEWCO. At the Effective Time, the directors of Newco shall be Mark Leslie, Roel Pieper, Joseph Rizzi, Steven Brooks, Fred van den Bosch, Geoffrey Squire and William Janeway. At the Effective Time, the following individuals shall be elected to the following offices of Newco:

         NAME                                  OFFICE
-----------------------    -----------------------------------------------
Mark Leslie                President, CEO and Co-Chairman of Board
Geoffrey Squire            Co-Chairman of Board and Executive Vice
                           President
Fred van den Bosch         Senior Vice President, Engineering
Peter Levine               Vice President, Marketing
Fred Crary                 Vice President, International and OEM Sales
Paul Sallaberry            Vice President, North American Sales
Kenneth Lonchar            Chief Financial Officer and Vice President,
                           Finance
Jay Jones                  Vice President, General Counsel and Secretary

                                      A-1-6

2. REPRESENTATIONS AND WARRANTIES OF OPENVISION

     Except as set forth in a letter dated the date of this Agreement, delivered by OpenVision to VERITAS concurrently herewith, and certified by an officer of OpenVision, on behalf of OpenVision, to be true, accurate and complete to the best of his knowledge (the "OpenVision Disclosure Letter"), OpenVision hereby represents and warrants to VERITAS that:

     2.1 ORGANIZATION; GOOD STANDING; QUALIFICATION AND POWER. OpenVision, and each of its subsidiaries set forth in Section 2.1 of the OpenVision Disclosure Letter (the "OpenVision Subsidiaries") (the OpenVision Subsidiaries being the only subsidiaries of OpenVision), is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on OpenVision (as defined below). The OpenVision Disclosure Letter sets forth a correct and complete list of the OpenVision Subsidiaries, the holders of record of each OpenVision Subsidiary's outstanding equity, and a correct and complete list of each jurisdiction in which each of OpenVision and the OpenVision Subsidiaries is duly qualified and in good standing to do business. OpenVision has delivered to VERITAS or its counsel complete and correct copies of the Certificate of Incorporation and Bylaws of OpenVision and will deliver to VERITAS or its counsel prior to the Closing Date the equivalent charter documents for each of the OpenVision Subsidiaries, in each case as amended to the date of this Agreement. Other than the OpenVision Subsidiaries, OpenVision does not own, directly or indirectly, any capital stock or other equity interest of any corporation or have any direct or indirect equity or ownership interest in any other business, whether organized as a corporation, partnership, joint venture or otherwise.

     In this Agreement, any reference to the term "Material Adverse Effect on OpenVision" means any event, change or effect which would have a material adverse effect on the business, assets (including intangible assets), financial condition, results of operations, or prospects of OpenVision and the OpenVision Subsidiaries, taken as a whole. In addition, any reference to the terms "to OpenVision's knowledge" or "known to OpenVision" refers to the current actual knowledge of any officer of OpenVision.

     2.2  CAPITAL STRUCTURE.

        (a) Stock and Options. The authorized capital stock of OpenVision consists of 50,000,000 shares of OpenVision Common Stock, $0.001 par value, 3,400,000 of which are designated Class B Common Stock, and 5,000,000 shares of Preferred Stock, $0.01 par value (the "OpenVision Preferred Stock"). At the close of business on January 10, 1997, 15,475,774 shares of OpenVision Common Stock were issued and outstanding, 3,247,142 shares of OpenVision Class B Common Stock were issued and outstanding, no shares of OpenVision Common Stock were held by OpenVision in its treasury, 2,186,673 shares of OpenVision Common Stock were reserved for issuance upon the exercise of outstanding OpenVision Options, 910,082 shares of OpenVision Common Stock were available for the grant of additional awards under the OpenVision Plans, 12,500 shares of OpenVision Common Stock were reserved for issuance upon exercise of outstanding OpenVision Warrants, and 200,808 shares of OpenVision Common Stock were reserved for issuance pursuant to the OpenVision Stock Purchase Plan. No shares of OpenVision Preferred Stock are issued or outstanding. All outstanding shares of OpenVision Common Stock are validly issued, fully paid and nonassessable and not subject to preemptive rights by statute, the Certificate of Incorporation or Bylaws of OpenVision, or any agreement or document to which OpenVision is a party or by which it is bound. All outstanding shares of the capital stock of each of the OpenVision Subsidiaries are validly issued, fully paid and nonassessable and are owned by OpenVision or one of the OpenVision Subsidiaries free and clear of any liens, security interests, pledges, agreements, claims, charges or encumbrances. OpenVision has delivered to VERITAS a correct and complete list of each OpenVision Option and OpenVision Warrant outstanding as of the date hereof, including the name of the holder of such OpenVision Option or OpenVision Warrant, the OpenVision Plan pursuant to which such OpenVision Option was issued, the number of shares covered by such OpenVision Option or OpenVision Warrant, the per share exercise price of such OpenVision Option or OpenVision Warrant and the vesting

                                      A-1-7
        commencement date and vesting schedule applicable to each such OpenVision Option, including the number of shares vested as of the date of this Agreement. OpenVision has further delivered to VERITAS a correct and complete list of the employees currently enrolled in the current Offering Period of the OpenVision Stock Purchase Plan, the amount of the periodic payroll deduction from each such employee's compensation with respect to such plan, the aggregate amount of payroll deductions with respect to the current Purchase Period of such plan for each such employee to date, and the fair market value (as determined in accordance with the OpenVision Stock Purchase Plan) of the OpenVision Common Stock on the date of commencement of the current Offering Period. OpenVision has also delivered to VERITAS a correct and complete list of OpenVision Common Stock outstanding as of the date hereof purchased pursuant to Restricted Stock Awards under OpenVision's 1992 Stock Plan which are subject to a right of OpenVision to repurchase such shares, including the name of the holder of such stock, the purchase price of such stock and the vesting commencement date and vesting schedule relating to such stock providing for the lapse of OpenVision's repurchase rights, including the number of shares vested as of the date of this Agreement.

        (b) No Other Commitments. Except for the OpenVision Options, OpenVision Warrants and OpenVision Stock Purchase Plan Options disclosed in Section 2.2(a) above, a list of which has been provided to VERITAS, there are no options, warrants, calls, rights, commitments, conversion rights or agreements of any character to which OpenVision or any of the OpenVision Subsidiaries is a party or by which OpenVision or any of the OpenVision Subsidiaries is bound obligating OpenVision or any of the OpenVision Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of OpenVision or any of the OpenVision Subsidiaries or securities convertible into or exchangeable for shares of capital stock of OpenVision or any of the OpenVision Subsidiaries, or obligating OpenVision or any of the OpenVision Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment, conversion right or agreement. There are no voting trusts or other agreements or understandings to which OpenVision is a party with respect to the voting of the capital stock of OpenVision or any of the OpenVision Subsidiaries.

        (c) Registration Rights. OpenVision is not under any obligation to register under the Securities Act any of its presently outstanding securities or any securities that may be subsequently issued, except as disclosed in the OpenVision Disclosure Letter.

     2.3  AUTHORITY.

        (a) Corporate Action. Subject to approval of this Agreement and the Merger by the stockholders of OpenVision, OpenVision has all requisite corporate power and authority to enter into this Agreement and the OpenVision Agreement of Merger, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and the OpenVision Agreement of Merger by OpenVision and, subject to approval of this Agreement and the Merger by the stockholders of OpenVision, the filing and recordation of the OpenVision Agreement of Merger pursuant to Delaware Law and the consummation by OpenVision of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of OpenVision. This Agreement has been, and upon the Closing Date the OpenVision Agreement of Merger will have been, duly executed and delivered by OpenVision and this Agreement is, and the OpenVision Agreement of Merger as of the Effective Time will be, valid and binding obligations of OpenVision, enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

        (b) No Conflict. Neither the execution, delivery and performance of this Agreement or the OpenVision Agreement of Merger, nor the consummation of the transactions contemplated hereby or thereby nor compliance with the provisions hereof or thereof will: (i) conflict with, or result in any violations of, or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties or assets of OpenVision or any of the OpenVision Subsidiaries under, any term, condition or provision of (x) the Certificate of Incorporation or Bylaws of OpenVision or the equivalent organizational documents of any of the OpenVision Subsidiaries or (y) any loan or credit agreement, note, bond, mortgage,

                                      A-1-8
indenture, lease or other material agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to OpenVision or any of the OpenVision Subsidiaries or their respective properties or assets, other than any such conflicts, violations, defaults, rights, losses, liens, security interests, charges or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect on OpenVision; or (ii) require the affirmative vote of the holders of greater than a majority of the issued and outstanding shares of OpenVision Common Stock.

        (c) Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each a "Governmental Entity"), is required to be obtained by OpenVision or any of the OpenVision Subsidiaries in connection with the execution and delivery of this Agreement or the OpenVision Agreement of Merger, or the consummation of the transactions contemplated hereby or thereby, except for: (i) the filing with the SEC, and the effectiveness, of the Form S-4, and the filing of the Prospectus/Proxy Statement relating to the meeting of the stockholders of OpenVision (the "OpenVision Stockholders Meeting") to be held with respect to the approval by OpenVision's stockholders of this Agreement and the Merger, and the filing of such reports and information under the Exchange Act, and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (ii) the filing of the OpenVision Agreement of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which OpenVision is qualified to do business;
(iii) such filings, authorizations, orders and approvals as may be required under state "control share acquisition," "anti-takeover," "blue sky" or other similar statutes and regulations (collectively, "State Takeover Laws"); (iv) such filings and notifications as may be necessary under the HSR Act; and (v) such other filings, authorizations, orders and approvals which, if not obtained or made, would not have a Material Adverse Effect on OpenVision or VERITAS or have a material adverse effect on the ability of the parties to consummate the Merger.

     2.4  SEC DOCUMENTS.

        (a) SEC Reports. OpenVision has delivered to VERITAS or its counsel correct and complete copies of each report, schedule, registration statement and definitive proxy statement filed by OpenVision with the SEC on or after May 7, 1996 (the "OpenVision SEC Documents"), which are all the documents (other than preliminary material) that OpenVision was required to file with the SEC on or after May 7, 1996. As of their respective dates or, in the case of registration statements, their effective dates, none of the OpenVision SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and there is no requirement under the Securities Act or the Exchange Act, as the case may be, to have amended any such filing. The OpenVision SEC Documents complied, when filed, in all material respects with the then applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated by the SEC thereunder. OpenVision has filed all documents and agreements which were required to be filed as exhibits to the OpenVision SEC Documents.

        (b) Financial Statements. The financial statements of OpenVision included in the OpenVision SEC Documents complied as to form in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto) and fairly present (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the consolidated financial position of OpenVision and its consolidated OpenVision Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

     2.5 INFORMATION SUPPLIED. None of the information supplied or to be supplied by OpenVision for inclusion or incorporation by reference in the Form S-4 and Prospectus/Proxy Statement will, at the time the Form S-4 is declared effective, at the date the Prospectus/Proxy Statement is mailed to the stockholders of OpenVision and at the time of the OpenVision Stockholders Meeting contain, after giving effect to any

                                      A-1-9
supplement or amendment thereto, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, OpenVision makes no representation or warranty with respect to any information supplied by VERITAS or Newco which is contained in any of the foregoing documents.

     2.6 COMPLIANCE WITH APPLICABLE LAWS. Except as disclosed in the OpenVision SEC Documents filed prior to the date of this Agreement, the businesses of OpenVision and the OpenVision Subsidiaries are not being conducted in violation of any law, ordinance, regulation, rule or order of any Governmental Entity where such violation would have a Material Adverse Effect on OpenVision. Except as disclosed in the OpenVision SEC Documents filed prior to the date of this Agreement, OpenVision has not been notified in writing by any Governmental Entity that any investigation or review with respect to OpenVision or any of the OpenVision Subsidiaries is pending or threatened, nor has any Governmental Entity notified OpenVision in writing of its intention to conduct the same, which investigation or review could reasonably be expected to have a Material Adverse Effect on OpenVision. OpenVision and the OpenVision Subsidiaries have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted, except for those whose absence would not have a Material Adverse Effect on OpenVision.

     2.7 LITIGATION. Except as disclosed in the OpenVision SEC Documents filed prior to the date of this Agreement, or as would not reasonably be expected to have a Material Adverse Effect on OpenVision, there is no suit, action, arbitration, demand, claim or proceeding pending or, to the knowledge of OpenVision, threatened against OpenVision or any of the OpenVision Subsidiaries; nor is there any judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator or settlement agreement outstanding against OpenVision or any of the OpenVision Subsidiaries. OpenVision has delivered or made available to VERITAS or its counsel correct and complete copies of all correspondence prepared by its counsel for OpenVision's auditors in connection with the last two completed audits of OpenVision's financial statements and any such correspondence since the date of the last such audit. Neither OpenVision nor any of the OpenVision Subsidiaries is a party to any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any governmental authority) with respect to its properties, assets, personnel or business activities which could reasonably be expected to have a Material Adverse Effect on OpenVision. OpenVision is not in violation of, or delinquent in respect of, any decree, order or arbitration award naming OpenVision or a OpenVision Subsidiary as a party or otherwise known to it, or law, ordinance, statute, or governmental authority to which its properties, assets, personnel or business activities are subject or to which OpenVision or a OpenVision Subsidiary is subject, including, without limitation, laws, rules and regulations relating to occupational health and safety, equal employment opportunities, fair employment practices, and sex, race, religious and age discrimination, except for such violations as would not have a Material Adverse Effect on OpenVision.

     2.8  ERISA AND OTHER COMPLIANCE.

        (a) The OpenVision Disclosure Letter lists all the employees of OpenVision and of any OpenVision Subsidiary and their salaries or base wage as of December 31, 1996. The OpenVision Disclosure Letter also identifies each "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently or previously maintained, contributed to or entered into by OpenVision or any of the OpenVision Subsidiaries under which OpenVision or any of the OpenVision Subsidiaries or any ERISA Affiliate (as defined below) thereof has any present or future obligation or liability (collectively, the "OpenVision Employee Plans"). For purposes of this Section 2.8, "ERISA Affiliate" shall mean any entity which is a member of (A) a "controlled group of corporations," as defined in Section 414(b) of the Code, (B) a group of entities under "common control," as defined in Section 414(c) of the Code, or (C) an "affiliated service group," as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes OpenVision or any of the OpenVision Subsidiaries. Copies of all OpenVision Employee Plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof (including summary plan descriptions) have been delivered to VERITAS or its counsel, together with the three most recent annual reports (Form 5500,

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

including, if applicable, the auditor's reports and any Schedule B thereto) prepared in connection with any such OpenVision Employee Plan. All OpenVision Employee Plans which individually or collectively would constitute an "employee pension benefit plan," as defined in Section 3(2) of ERISA (collectively, the "OpenVision Pension Plans"), are identified as such in the OpenVision Disclosure Letter. All OpenVision Employee Plans which individually or collectively would constitute an "employee welfare benefit plan," as defined in Section 3(1) of ERISA are identified as such in the OpenVision Disclosure Letter. All contributions or premiums due from OpenVision or any of the OpenVision Subsidiaries with respect to any of the OpenVision Employee Plans have been made as required under ERISA or have been accrued on OpenVision's or any such OpenVision Subsidiary's financial statements as of September 30, 1996, or will be made prior to the Closing. Each OpenVision Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including, without limitation, ERISA and the Code, which are applicable to such OpenVision Employee Plans, except as would not have a Material Adverse Effect on OpenVision.

        (b) No OpenVision Pension Plan constitutes, or has since the enactment of ERISA constituted, a "multiemployer plan," as defined in Section 3(37) of ERISA. No OpenVision Pension Plans are subject to Title IV of ERISA. No "prohibited transaction," as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any OpenVision Employee Plan which is covered by Title I of ERISA which would result in a material liability to OpenVision or any of the OpenVision Subsidiaries taken individually, excluding transactions effected pursuant to a statutory or administrative exemption. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any OpenVision Employee Plan has or will make OpenVision or any employee, officer or director of OpenVision subject to any material liability under Title I of ERISA or liable for any material Tax (as defined in Section 2.14) or penalty pursuant to Sections 4972, 4975, 4976, 4977 or 4979 of the Code or Section 502 of ERISA.

        (c) With respect to each OpenVision Pension Plan that is intended to be qualified under Section 401(a) of the Code (a "OpenVision 401(a) Plan"), either
(i) a favorable determination letter has been received from the Internal Revenue Service ("IRS") as to the qualification of the OpenVision 401(a) Plan under the Code as in effect immediately after the Tax Reform Act of 1986, or (ii) the OpenVision 401(a) Plan has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained and upon which the OpenVision 401(a) Plan may rely. OpenVision has delivered to VERITAS or its counsel a complete and correct copy of the most recent Internal Revenue Service determination letter with respect to each OpenVision 401(a) Plan.

        (d) No OpenVision Employee Plan provides or ever has provided death, medical or health benefits (whether or not insured) with respect to current or former employees after any such employee's retirement or other termination of service (other than benefit coverage mandated by applicable law, including, without limitation, coverage provided pursuant to Section 4980B of the Code).

        (e) The OpenVision Disclosure Letter lists each employment, severance, compensation or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors (other than workers compensation, unemployment compensation and other government mandated programs) which (A) is not a OpenVision Employee Plan, (B) is entered into, maintained or contributed to, as the case may be, by OpenVision or any of the OpenVision Subsidiaries, and
(C) covers any employee or former employee of OpenVision or any of the OpenVision Subsidiaries. Such contracts, plans and arrangements as are described in this Section 2.8(e) are herein referred to collectively as the "OpenVision Benefit Arrangements." Each OpenVision Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such OpenVision Benefit Arrangement. OpenVision has delivered to VERITAS or its counsel a complete and

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

correct copy of each OpenVision Benefit Arrangement document or, if such OpenVision Benefit Arrangement is unwritten, a description thereof.

        (f) There has been no amendment to, written interpretation or announcement (whether or not written) by OpenVision or any of the OpenVision Subsidiaries relating to any OpenVision Employee Plan or OpenVision Benefit Arrangement that would increase materially the expense of maintaining such OpenVision Employee Plan or OpenVision Benefit Arrangement above the level of the expense incurred in respect thereof for the year ended June 30, 1996.

        (g) OpenVision has timely provided, or will have provided prior to the Closing (as defined in Section 6.1), to individuals entitled thereto all required notices and coverage pursuant to Section 4980B of the Code and the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), with respect to any "qualifying event" (as defined in Section 4980B(f)(3) of the Code). OpenVision will timely provide to individuals entitled thereto all required notices and coverage pursuant to Code Section 4980B and COBRA with respect to any "qualifying event" (as defined in Section 4980B(f)(3) of the Code) occurring prior to and including the Closing Date. No material Tax payable on account of Section 4980B of the Code has been incurred with respect to any current or former employees (or their beneficiaries) of OpenVision or any of the OpenVision Subsidiaries.

        (h) No benefit payable or which may become payable by OpenVision or any of the OpenVision Subsidiaries pursuant to any OpenVision Employee Plan or any OpenVision Benefit Arrangement or as a result of or arising under this Agreement shall constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) which is subject to the imposition of an excise Tax under Section 4999 of the Code or which would not be deductible by reason of Section 280G of the Code.

        (i) OpenVision and each OpenVision Subsidiary is in compliance in all material respects with all applicable laws, agreements and contracts relating to employment, employment practices, wages, hours, and terms and conditions of employment, including, but not limited to, employee compensation matters, but not including ERISA.

        (j) OpenVision and each OpenVision Subsidiary has good labor relations and has no knowledge of any facts indicating that the consummation of the transactions contemplated hereby will have a material adverse effect on labor relations, and has no knowledge that any of its key employees intends to leave its or their employ.

     2.9 ABSENCE OF UNDISCLOSED LIABILITIES. Neither OpenVision nor any of the OpenVision Subsidiaries has any liabilities or obligations of any nature (matured or unmatured, fixed or contingent) which are, individually or in the aggregate, of a nature required to be disclosed on the face of a balance sheet prepared in accordance with GAAP and are material to the business of OpenVision and the OpenVision Subsidiaries, taken as a whole, except for such liabilities or obligations as (i) were accrued or fully reserved against in the consolidated balance sheet of OpenVision at September 30, 1996 (the "OpenVision Balance Sheet") or (ii) are of a normally recurring nature and were incurred after September 30, 1996 (the "OpenVision Balance Sheet Date") in the ordinary course of business consistent with past practice. As of the OpenVision Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 issued by the Financial Accounting Standards Board in March 1975) which are not adequately provided for in the OpenVision Balance Sheet as required by said Statement No. 5.

     2.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed herein or in the OpenVision SEC Documents filed prior to the date of this Agreement, since the OpenVision Balance Sheet Date there has not occurred:

        (a) any change not identified below that could reasonably be expected to have a Material Adverse Effect on OpenVision;

        (b) any amendments or changes in the Certificate of Incorporation or Bylaws of OpenVision;

        (c) any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting any of the material properties or the business of OpenVision;

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

        (d) any redemption, repurchase or other acquisition of shares of OpenVision Common Stock by OpenVision (other than pursuant to arrangements with terminated employees or consultants), or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to OpenVision Common Stock;

        (e) any increase in or modification of the compensation or benefits payable or to become payable by OpenVision to any of its directors or employees, except in the ordinary course of business, consistent with past practice;

        (f) other than as required by applicable statute or regulation, any increase in or modification of any bonus, pension, insurance or OpenVision Employee Plan or OpenVision Benefit Arrangement (including, but not limited to, the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its employees, other than (a) in the ordinary course of business, consistent with past practice, and (b) after the date of this Agreement, which is authorized, if required, pursuant to Section
4.3 below;

        (g) any acquisition or sale of a material amount of property or assets of OpenVision, other than in the ordinary course of business, consistent with past practice;

        (h) any alteration in any term of any outstanding security of OpenVision including, but not limited to, acceleration of the vesting or any change in the terms of any outstanding stock options;

        (i) other than in the ordinary course of business, consistent with past practice, the total amount of which is not material, any (A) incurrence, assumption or guarantee by OpenVision of any debt for borrowed money; (B) issuance or sale of any securities convertible into or exchangeable for debt securities of OpenVision; or (C) issuance or sale of options or other rights to acquire from OpenVision, directly or indirectly, debt securities of OpenVision or any securities convertible into or exchangeable for any such debt securities;

        (j) any creation or assumption by OpenVision of any mortgage, pledge, security interest, lien or other encumbrance on any asset, other than in the ordinary course of business, consistent with past practice, not in excess of $100,000 in the aggregate;

        (k) any making of any loan, advance or capital contribution to or investment in any person other than (i) loans, advances or capital contributions made in the ordinary course of business of OpenVision and (ii) other loans and advances, where the aggregate amount of all such items outstanding at any time does not exceed $50,000;

        (l) any entering into, amendment of, relinquishment, termination or non-renewal by OpenVision of any material contract, lease transaction, commitment or other right or obligation other than in the ordinary course of business;

        (m) any transfer or grant of a right under the OpenVision IP Rights (as defined in Section 2.15 below), other than those transferred or granted in the ordinary course of business, consistent with past practices, except for any grant of a right to OpenVision source code or the grant of any exclusive rights to any OpenVision IP Rights, each of which shall be set forth in the OpenVision Disclosure Letter;

        (n) any labor dispute or charge of unfair labor practice (other than routine individual grievances), any activity or proceeding by a labor union or representative thereof to organize any employees of OpenVision or, to OpenVision's knowledge, any campaign being conducted to solicit authorization from employees to be represented by such labor union; or

        (o) any agreement by OpenVision or, to OpenVision's knowledge, any officer or employee thereof, to take any of the actions described in the preceding clauses (a) through (n) (other than negotiations with VERITAS and its representatives regarding the transactions contemplated by this Agreement).

                                     A-1-13

     2.11 AGREEMENTS. The OpenVision Disclosure Letter sets forth a list of any of the following currently effective contracts, agreements and other instruments to which OpenVision or any OpenVision Subsidiary is a party, copies of each of which have been delivered to VERITAS or its counsel:

        (a) contract with or commitment to any labor union;

        (b) continuing contract for the future purchase, sale or manufacture of products, material, supplies, equipment or services requiring payment to or from OpenVision or any OpenVision Subsidiary of an amount in excess of $100,000 per annum which is not terminable on 120 days' or less notice without cost or other liability at, or at any time after, the Effective Time or in which OpenVision or such OpenVision Subsidiary has granted or received manufacturing rights, most favored nations pricing provisions or exclusive marketing rights relating to any product, group of products or territory, provided, however, that only purchase orders for the top ten (10) vendors of OpenVision (as measured by calendar year 1996 OpenVision purchases) are listed in the OpenVision Disclosure Letter;

        (c) contract providing for the development of technology for OpenVision which technology is used or incorporated in any products currently distributed by OpenVision or is anticipated to be used or incorporated in any planned products of OpenVision or which requires OpenVision to perform specified development work for a third party;

        (d) joint venture contract or agreement or other agreement which has involved, or is reasonably expected to involve, a sharing of profits or losses in excess of $25,000 per annum with any other party;

        (e) contract or commitment for the employment of any officer, employee or consultant, or any other type of contract or understanding with any officer, employee or consultant, which is not immediately terminable without cost, notice or other liability (except for normal severance benefits available to employees generally as set forth in any OpenVision Benefit Arrangement and except to the extent general principles of wrongful termination law may limit OpenVision's or any of OpenVision Subsidiaries' ability to terminate employees at will);

        (f) indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment for the borrowing of money, for a line of credit or for a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board (other than equipment leases entered into in the ordinary course of business pursuant to which payments by OpenVision do not exceed $100,000 in the aggregate);

        (g) lease or other agreement under which OpenVision or any OpenVision Subsidiary is lessee of or holds or operates any items of tangible personal property or real property owned by any third party and under which payments to such third party exceed $60,000 per annum;

        (h) agreement or arrangement for the sale of any assets, properties or rights having a value in excess of $25,000, other than in the ordinary course of business consistent with past practice;

        (i) agreement which restricts OpenVision or any OpenVision Subsidiary from engaging in any aspect of its business or competing in any line of business in any geographic area (including any agreement pursuant to which OpenVision has granted exclusive rights to a third party);

        (j) OpenVision IP Rights Agreement (as defined in Section 2.15 below), other than standard form license agreements with end users (copies of which have been delivered to VERITAS or its counsel), and, in any event, any agreement that grants rights or access to any source code included in the OpenVision IP Rights; or

        (k) agreement between or among OpenVision or any OpenVision Subsidiary regarding inter company loans, revenue or cost sharing, ownership or license of OpenVision IP Rights, inter company royalties or dividends or similar matters.

     The OpenVision Disclosure Letter further includes a schedule of the outstanding maintenance and support obligations to be performed by OpenVision pursuant to any contract or other arrangement, including a description of such obligations, the names of the customers for whom such obligations must be performed, the

                                     A-1-14
expiration date of such obligations and the fees payable to OpenVision in respect of performance of such obligations.

     2.12 NO DEFAULTS. Except as disclosed in the OpenVision SEC Documents filed prior to the date of this Agreement, to OpenVision's knowledge, neither it nor any of the OpenVision Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute such a default by OpenVision or any of the OpenVision Subsidiaries under, any contract or agreement to which OpenVision or any of the OpenVision Subsidiaries is a party and which would, if terminated or modified, have a Material Adverse Effect on OpenVision.

     2.13 CERTAIN AGREEMENTS. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of OpenVision or any of the OpenVision Subsidiaries from OpenVision or any of the OpenVision Subsidiaries, under any OpenVision Employee Plan, OpenVision Benefit Arrangement or otherwise, (ii) materially increase any benefits otherwise payable under any OpenVision Employee Plan or OpenVision Benefit Arrangement or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     2.14 TAXES. OpenVision and each of the OpenVision Subsidiaries have filed, or caused to be filed, all Tax (as defined below) returns required to be filed by them (all of which returns were true, correct and complete in all material respects) and have paid or withheld, or caused to be paid or withheld, all Taxes that are shown on such Tax returns as due and payable, other than such Taxes as are being contested in good faith and for which adequate reserves have been established on the OpenVision Balance Sheet and other than where the failure to so file, pay or withhold would not have a Material Adverse Effect on OpenVision. All Taxes required to have been paid or accrued by OpenVision and the OpenVision Subsidiaries for all periods prior to the OpenVision Balance Sheet Date have been fully paid or are adequately provided for or reflected in the OpenVision Balance Sheet. Since the OpenVision Balance Sheet Date, no material Tax liability has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. Neither OpenVision nor any OpenVision Subsidiary has received any notification that any material issues have been raised (and are currently pending) by the Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax returns referred to in the first sentence of this
Section 2.14, and no waivers of statutes of limitations have been given or requested with respect to OpenVision or any of the OpenVision Subsidiaries. No taxing authority is currently conducting an audit of any Tax returns of OpenVision or, to OpenVision's knowledge, about to conduct such an audit. Any deficiencies asserted or assessments (including interest and penalties) made as a result of any examination by the Internal Revenue Service or by appropriate national, state or departmental authorities of the Tax returns of or with respect to OpenVision or any of the OpenVision Subsidiaries have been fully paid or are adequately provided for in the OpenVision Balance Sheet and no material proposed (but unassessed) additional Taxes have been asserted and no Tax liens have been filed other than for Taxes not yet due and payable. None of OpenVision or any of the OpenVision Subsidiaries (i) has made an election to be treated as a "consenting corporation" under Section 341(f) of the Code or (ii) is a "personal holding company" within the meaning of Section 542 of the Code.

     As used in this Agreement, "Tax" means any of the Taxes and "Taxes" means, with respect to any entity, (A) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, alternative or add-on minimum taxes, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and (B) any liability for the payment of any amount of the type described in the immediately preceding clause (A) as a result of being a "transferee" (within the meaning of Section 6901 of the Code or of any other applicable law) of another entity or a member of an affiliated or combined group.

                                     A-1-15

     2.15  INTELLECTUAL PROPERTY.

        (a) The OpenVision Disclosure Letter contains a complete and accurate list of all United States and foreign: (i) patents; (ii) copyright registrations and mask work registrations; (iii) trademarks registrations and trademark intent-to-use registrations; (iv) registered user licenses; (v) all applications, provisional applications or other filings for or to obtain any of the foregoing, and (vi) any other similar registrations or applications for Intellectual Property Rights (as defined below) owned by, or filed by or on behalf of, OpenVision or any of the OpenVision Subsidiaries anywhere in the world (all of the foregoing, "OpenVision Registered Intellectual Property").

        (b) The OpenVision Disclosure Letter contains a complete and accurate list of all material software programs and other products sold or licensed by OpenVision or any of the OpenVision Subsidiaries.

        (c) All OpenVision Intellectual Property Rights are owned free and clear of any liens, encumbrances or security interests.

        (d) OpenVision and the OpenVision Subsidiaries own, or have the right to use, sell or license such Intellectual Property Rights (as defined below) as are necessary or required for the conduct of their respective businesses as presently conducted (such Intellectual Property Rights being hereinafter collectively referred to as the "OpenVision IP Rights") and such ownership or rights to use, sell or license are reasonably sufficient for such conduct of their respective businesses, except for any failure to own or have the right to use, sell or license that would not have a Material Adverse Effect on OpenVision;

        (e) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any material instrument or material agreement in respect of any Intellectual Property Rights licensed by or to OpenVision (the "OpenVision IP Rights Agreements"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any OpenVision IP Right or materially impair the right of OpenVision and the OpenVision Subsidiaries or the OpenVision Surviving Corporation to use, sell or license any OpenVision IP Right or portion thereof (except where such breach, forfeiture, termination or impairment would not have a Material Adverse Effect on OpenVision);

        (f) There are no royalties, honoraria, fees or other payments payable by OpenVision to any person by reason of the ownership, use, license, purchase, sale, disposition or acquisition of the OpenVision IP Rights (other than as set forth in the OpenVision IP Rights Agreements listed in the OpenVision Disclosure Letter);

        (g) To OpenVision's knowledge, no third party is infringing or misappropriating any Intellectual Property Rights, including OpenVision Registered Intellectual Property, owned by OpenVision or any of the OpenVision Subsidiaries.

        (h) Neither the manufacture, marketing, license, sale nor the intended use of any product currently licensed or sold by OpenVision or any of the OpenVision Subsidiaries or currently under development by OpenVision or any of the OpenVision Subsidiaries violates any license or agreement between OpenVision or any of the OpenVision Subsidiaries and any third party or infringes any Intellectual Property Right of any other party; and there is no pending or, to OpenVision's knowledge, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any OpenVision IP Right, nor has OpenVision received any notice asserting that any OpenVision IP Right or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, except for any violations, infringements, claims or litigation that would not have a Material Adverse Effect on OpenVision, nor, to OpenVision's knowledge, is there any basis for any such assertion; and

        (i) OpenVision has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all material trade secrets or other confidential information constituting OpenVision IP Rights. To OpenVision's knowledge, no current or prior officers, employees or consultants of OpenVision or of any of the OpenVision Subsidiaries claim an ownership interest in any OpenVision IP Rights as a result of having been involved in the development of such property while employed by or consulting to OpenVision or of any of the OpenVision Subsidiaries, or otherwise. All officers

                                     A-1-16
and development employees and, to OpenVision's knowledge, all other employees and consultants of OpenVision or any of the OpenVision Subsidiaries have executed and delivered to OpenVision or the OpenVision Subsidiary an agreement regarding the protection of proprietary information and the assignment to OpenVision or the OpenVision Subsidiary of all Intellectual Property Rights arising from the services performed for OpenVision or the OpenVision Subsidiary by such persons.

     As used herein, the term "Intellectual Property Rights" shall mean all industrial, intellectual property or other rights of a person in, to, or arising out of: (i) any United States or foreign patent or any application therefor and any and all reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof; (ii) inventions (whether patentable or not in any country), invention disclosures, industrial designs, improvements, trade secrets, proprietary information, know-how, technology and technical data; (iii) copyrights, mask works, copyright registrations, mask work registrations, and applications therefor in the United States or any foreign country, and all other rights corresponding thereto throughout the world; (iv) United States or foreign registered or common law trademarks, service marks, trade dress, trade names, logos, intent-to-use registrations or notices, and applications to register or use any of the foregoing anywhere in the world; and (v) any other proprietary rights in technology, including software, all source and object code, algorithms, architecture, structure, display screens, layouts, inventions, development tools and all documentation and media constituting, describing or relating to the above, including, without limitation, manuals, memoranda, records, business information, or trade marks, trade dress or names, anywhere in the world.

     2.16 FEES AND EXPENSES. Except for the fees and expenses set forth in OpenVision's engagement letter with Alex. Brown & Sons Incorporated, a copy of which has been provided to VERITAS (the "Alex. Brown Engagement Letter"), neither OpenVision nor any of the OpenVision Subsidiaries has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

     2.17 INSURANCE. OpenVision and the OpenVision Subsidiaries maintain fire and casualty, general liability, business interruption, directors and officers, product liability and sprinkler and water damage insurance that OpenVision believes to be reasonably prudent for its business. Correct and complete copies of all such insurance policies presently in effect have been provided to VERITAS or its counsel.

     2.18 OWNERSHIP OF PROPERTY. Except (a) as disclosed in the OpenVision SEC Documents filed prior to the date of this Agreement, (b) for liens for current Taxes not yet delinquent or (c) for liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers, material men and the like, OpenVision and each of the OpenVision Subsidiaries owns its real and personal property free and clear of all security interests, mortgages, liens, charges, claims, options and encumbrances. All real and personal property of OpenVision and each of the OpenVision Subsidiaries is in generally good repair and is operational and usable in the operations of OpenVision, subject to ordinary wear and tear. Neither OpenVision nor any OpenVision Subsidiary is in violation of any zoning, building or safety ordinance, regulation or requirement or other law or regulation applicable to the operation of owned or leased properties (the violation of which would have a Material Adverse Effect on OpenVision), or has received any notice of violation with which it has not complied, except where such violation would not have a Material Adverse Effect on OpenVision.

     2.19  ENVIRONMENTAL MATTERS.

        (a) During the period that OpenVision and the OpenVision Subsidiaries have leased or owned their respective properties or owned or operated any facilities, there have been, to OpenVision's knowledge, no disposals, releases or threatened releases of Hazardous Materials (as defined below) on, from or under such properties or facilities. OpenVision has no knowledge of any presence, disposals, releases or threatened releases of Hazardous Materials on, from, under or about any of such properties or facilities, which may have occurred prior to OpenVision or any of the OpenVision Subsidiaries having taken possession of any of such properties or facilities. For the purposes of this Agreement, the terms "disposal," "release," and "threatened release" shall have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. sec. 9601 et seq., as amended ("CERCLA"). For the purposes of this Agreement "Hazardous Materials" shall mean any hazardous or toxic substance, material or waste which is or

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becomes prior to the Closing regulated under, or defined as a "hazardous substance," "pollutant," "contaminant," "toxic chemical," "hazardous materials," "toxic substance" or "hazardous chemical" under, (1) CERCLA; (2) any similar international, federal, state or local law; or (3) regulations promulgated under any of the above laws or statutes.

        (b) None of the properties or facilities of OpenVision or the OpenVision Subsidiaries is or has been in violation of any federal, state or local law, ordinance, regulation or order relating to industrial hygiene or to the environmental conditions on, above, under or about such properties or facilities, including, but not limited to, air, soil, ground water or surface water condition ("Environmental Violation"), except for such violations as would not, individually or in the aggregate, have a Material Adverse Effect on OpenVision. During the time that OpenVision or the OpenVision Subsidiaries have owned or leased their respective properties and facilities, neither OpenVision, nor any of the OpenVision Subsidiaries, nor, to OpenVision's knowledge, any third party, has used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials (except those Hazardous Materials associated with general office use or janitorial supplies).

        (c) During the time that OpenVision or the OpenVision Subsidiaries have owned or leased their respective properties and facilities, there has been no litigation brought or, to OpenVision's knowledge, threatened against OpenVision or any of the OpenVision Subsidiaries by, or any settlement reached by OpenVision or any of the OpenVision Subsidiaries with, any party or parties alleging the presence, disposal, release or threatened release of any Hazardous Materials on, from or under any of such properties or facilities or relating to any alleged Environmental Violation.

     2.20 INTERESTED PARTY TRANSACTIONS. Except as disclosed in the OpenVision SEC Documents filed prior to the date of this Agreement, no officer or director of OpenVision or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the Securities Act) of any such person has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to OpenVision or any of the OpenVision Subsidiaries any goods, property, technology or intellectual or other property rights or services; or (ii) any contract or agreement to which OpenVision or any of the OpenVision Subsidiaries is a party or by which it may be bound or affected.

     2.21  BOARD APPROVAL. The Board of Directors of OpenVision has unanimously
(i) approved this Agreement and the Merger, and (ii) determined that the Merger is in the best interests of the stockholders of OpenVision and the terms of the Merger are fair to such stockholders.

     2.22 VOTE REQUIRED. The affirmative vote of at least a majority of the votes that holders of the outstanding shares of OpenVision Common Stock are entitled to cast is the only vote of the holders of any class or series of OpenVision's capital stock necessary to approve this Agreement and the Merger.

     2.23 DISCLOSURE. No representation or warranty made by OpenVision in this Agreement, nor any document, written information, statement, financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by OpenVision or its representatives pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which there were furnished.

     2.24 FAIRNESS OPINION. OpenVision's Board of Directors has received an opinion as of the date hereof from Alex. Brown & Sons Incorporated to the effect that, as of the date hereof, the OpenVision Applicable Ratio is fair to OpenVision's stockholders from a financial point of view.

3. REPRESENTATIONS AND WARRANTIES OF VERITAS AND NEWCO

     Except as set forth in a letter dated the date of this Agreement, delivered by VERITAS and Newco to OpenVision concurrently herewith, and certified by an officer of VERITAS and Newco, on behalf of

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

VERITAS and Newco, to be true, accurate and complete to the best of his knowledge (the "VERITAS Disclosure Letter"), VERITAS and Newco hereby represent and warrant to OpenVision that:

     3.1 ORGANIZATION; GOOD STANDING; QUALIFICATION AND POWER. VERITAS, Newco and each of VERITAS' subsidiaries set forth in Section 3.1 of the VERITAS Disclosure Letter (the "VERITAS Subsidiaries") (the VERITAS Subsidiaries being the only subsidiaries of VERITAS), is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on VERITAS (as defined below). The VERITAS Disclosure Letter sets forth a correct and complete list of the VERITAS Subsidiaries and a correct and complete list of each jurisdiction in which each of VERITAS, Newco and the VERITAS Subsidiaries is duly qualified and in good standing to do business. VERITAS has delivered to OpenVision or its counsel complete and correct copies of the Articles of Incorporation and Bylaws of VERITAS, the Certificate of Incorporation and Bylaws of Newco and will deliver to OpenVision or its counsel prior to the Closing Date the equivalent charter documents of each of the VERITAS Subsidiaries, in each case as amended to the date of this Agreement. Newco does not own and, except for the VERITAS Subsidiaries, VERITAS does not own, directly or indirectly, any capital stock or other equity interest of any corporation or have any direct or indirect equity or ownership interest in any other business, whether organized as a corporation, partnership, joint venture or otherwise.

     In this Agreement, any reference to the term "Material Adverse Effect on VERITAS" means any event, change or effect which would have a material adverse effect on the business, assets (including intangible assets), financial condition, results of operations or prospects of VERITAS, Newco and the VERITAS Subsidiaries, taken as a whole. In addition, any reference to the terms "to VERITAS' knowledge" or "known to VERITAS" refers to the current actual knowledge of any officer of VERITAS.

     3.2  CAPITAL STRUCTURE.

        (a) Stock and Options. The authorized capital stock of VERITAS consists of 25,000,000 shares of VERITAS Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value (the "VERITAS Preferred Stock"). At the close of business on January 10, 1997, 13,543,926 shares of VERITAS Common Stock were issued and outstanding, no shares of VERITAS Common Stock were held by VERITAS in its treasury, 1,838,379 shares of VERITAS Common Stock were reserved for issuance upon the exercise of outstanding VERITAS Options, 239,793 shares of VERITAS Common Stock were available for the grant of additional awards under the 1993 Equity Incentive Plan, 55,000 shares of VERITAS Common Stock were available for the grant of additional awards under the 1993 Director Stock Option Plan, and 383,835 shares of VERITAS Common Stock were reserved for issuance upon the exercise of VERITAS Stock Purchase Plan Options. No shares of VERITAS Preferred Stock are issued or outstanding. All outstanding shares of VERITAS Common Stock are validly issued, fully paid and nonassessable and not subject to preemptive rights by statute, the Articles of Incorporation or Bylaws of VERITAS, or any agreement or document to which VERITAS is a party or by which it is bound. All outstanding shares of the capital stock of each of the VERITAS Subsidiaries are validly issued, fully paid and nonassessable and are owned by VERITAS or one of the VERITAS Subsidiaries free and clear of any liens, security interests, pledges, agreements, claims, charges or encumbrances. VERITAS has delivered to OpenVision a correct and complete list of each VERITAS Option outstanding as of the date hereof, including the name of the holder of such VERITAS Option, the VERITAS Plan pursuant to which such VERITAS Option was issued (if applicable), the number of shares covered by such VERITAS Option, the per share exercise price of such VERITAS Option, and the vesting schedule applicable to each such VERITAS Option, including the number of shares vested as of the date of this Agreement. VERITAS has also delivered to OpenVision a correct and complete list of the employees currently enrolled in the current Offering Period (as defined in the VERITAS Stock Purchase Plan), the amount of the periodic payroll deduction from each such employee's compensation with respect to such plan, the aggregate amount of payroll deductions with respect to the current Purchase Period (as defined in the VERITAS Stock Purchase Plan) for each such employee to date and the fair market

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value (as determined in accordance with the VERITAS Stock Purchase Plan) of the
VERITAS Common Stock on the date of commencement of the current Offering Period.

        (b) Newco Capital. The authorized capital stock of Newco will consist of 75,000,000 shares of Newco Common Stock, $0.001 par value, and 10,000,000 shares of Newco Preferred Stock, $0.001 par value, none of which shall be outstanding immediately prior to the Effective Time. Immediately prior to the Effective
Time, Newco shall have reserved           shares of Newco Common Stock for
issuance pursuant to OpenVision's Stock Purchase Plan, 4,100,000 shares of Newco Common Stock for issuance pursuant to Newco's 1993 Equity Incentive Plan, 250,000 shares of Newco Common Stock for issuance pursuant to Newco's 1993 Director Stock Option Plan and 1,000,000 shares of Newco Common Stock for issuance pursuant to Newco's 1993 Employee Stock Purchase Plan, under which Newco Plans there shall be no Newco options or purchase rights outstanding.

        (c) No Other Commitments. Except for the VERITAS Options and VERITAS Stock Purchase Plan Options disclosed in Section 3.2(a) above, a list of which has been provided to OpenVision, and except as provided in this Agreement, there are no options, warrants, calls, rights, commitments, conversion rights or agreements of any character to which VERITAS, Newco or any of the VERITAS Subsidiaries is a party or by which VERITAS, Newco or any of the VERITAS Subsidiaries is bound obligating VERITAS, Newco or any of the VERITAS Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of VERITAS, Newco or any of the VERITAS Subsidiaries or securities convertible into or exchangeable for shares of capital stock of VERITAS, Newco or any of the VERITAS Subsidiaries, or obligating VERITAS, Newco or any of the VERITAS Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment, conversion right or agreement. There are no voting trusts or other agreements or understandings to which VERITAS or Newco is a party with respect to the voting of the capital stock of VERITAS or Newco or any of the VERITAS Subsidiaries.

        (d) Registration Rights. Neither VERITAS nor Newco is under any obligation to register under the Securities Act any of its presently outstanding securities or any securities that may be subsequently issued, except as disclosed in the VERITAS Disclosure Letter.

     3.3  AUTHORITY.

        (a) Corporate Action. Subject to approval of this Agreement and the Merger by the shareholders of VERITAS, VERITAS has all requisite corporate power and authority to enter into this Agreement and the VERITAS Agreement of Merger, and Newco has, or will have, all requisite corporate power and authority to enter into this Agreement and the Agreements of Merger, to perform their respective obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and the VERITAS Agreement of Merger by VERITAS, and the execution and delivery of this Agreement and the Agreements of Merger by Newco, and, subject to approval of this Agreement and the Merger by the shareholders of VERITAS, the filing and recordation of the Agreements of Merger pursuant to CGCL and the Delaware Law and the consummation by VERITAS and Newco of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of VERITAS and Newco, respectively. This Agreement has been, and upon the Closing the VERITAS Agreement of Merger will have been, duly executed and delivered by VERITAS and this Agreement is, and the VERITAS Agreement of Merger as of the Effective Time will be, the valid and binding obligations of VERITAS enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. This Agreement has been, and upon the Closing the Agreements of Merger will have been, duly executed and delivered by Newco, and this Agreement is, and the Agreements of Merger as of the Effective Time will be, the valid and binding obligations of Newco, enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

        (b) No Conflict. Neither the execution, delivery and performance of this Agreement, the VERITAS Agreement of Merger in the case of VERITAS, or the Agreements of Merger in the case of Newco, nor the consummation of the transactions contemplated hereby or thereby nor compliance with the provisions hereof or thereof will: (i) conflict with, or result in any violations of, or cause a default (with or without notice

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

or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties or assets of VERITAS, Newco or any of the VERITAS Subsidiaries under, any term, condition or provision of (x) the Articles of Incorporation or Bylaws of VERITAS, the Certificate of Incorporation or Bylaws of Newco, or the equivalent organizational documents of any of the VERITAS Subsidiaries or (y) any loan or credit agreement, note, bond, mortgage, indenture, lease or other material agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to VERITAS, Newco or any of the VERITAS Subsidiaries or their respective properties or assets, other than any such conflicts, violations, defaults, rights, losses, liens, security interests, charges or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect on VERITAS; or (ii) require the affirmative vote of the holders of greater than a majority of the issued and outstanding shares of VERITAS Common Stock.

        (c) Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained by VERITAS, Newco or any of the VERITAS Subsidiaries in connection with the execution and delivery of this Agreement or the Agreements of Merger, or the consummation of the transactions contemplated hereby or thereby, except for: (i) the filing with the SEC, and the effectiveness, of the Form S-4, the filing of the Prospectus/Proxy Statement relating to the meeting of the shareholders of VERITAS (the "VERITAS Shareholders Meeting") to be held with respect to the approval by VERITAS' shareholders of this Agreement and the Merger, and the filing of the Form S-8, and such reports and information under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, including, but not limited to, the filing of a Form 8A by Newco with the SEC, as may be required in connection with this Agreement and the transactions contemplated hereby; (ii) the filing of the Agreements of Merger with the Secretary of State of the State of California and the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which VERITAS or Newco is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required under State Takeover Laws; (iv) such filings and notifications as may be necessary under the HSR Act; (v) such filings as may be required by the Nasdaq Stock Market with respect to the Newco Common Stock to be issued in connection with the Merger and the Stock Rights to be assumed by Newco in the Merger; and (vi) such other filings, authorizations, orders and approvals which if not obtained or made, would not have a Material Adverse Effect on VERITAS or OpenVision or have a material adverse effect on the ability of the parties to consummate the Merger.

     3.4  SEC DOCUMENTS.

        (a) SEC Reports. VERITAS has delivered to OpenVision or its counsel correct and complete copies of each report, schedule, registration statement and definitive proxy statement filed by VERITAS with the SEC on or after January 1, 1995 (the "VERITAS SEC Documents"), which are all the documents (other than preliminary material) that VERITAS was required to file with the SEC on or after January 1, 1995. As of their respective dates or, in the case of registration statements, their effective dates, none of the VERITAS SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and there is no requirement under the Securities Act or the Exchange Act, as the case may be, to have amended any such filing. The VERITAS SEC Documents complied, when filed, in all material respects with the then applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated by the SEC thereunder. VERITAS has filed all documents and agreements which were required to be filed as exhibits to the VERITAS SEC Documents.

        (b) Financial Statements. The financial statements of VERITAS included in the VERITAS SEC Documents complied as to form in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto) and fairly present (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the consolidated financial position of VERITAS and its consolidated VERITAS Subsidiaries as

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

at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

     3.5 INFORMATION SUPPLIED. None of the information supplied or to be supplied by VERITAS or Newco for inclusion or incorporation by reference in the Form S-4 and Prospectus/Proxy Statement will, at the time the Form S-4 is declared effective, at the date the Prospectus/Proxy Statement is mailed to the stockholders of VERITAS and at the time of the VERITAS Shareholders Meeting, contain, after giving effect to any supplement or amendment thereto, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, VERITAS and Newco make no representation or warranty with respect to any information supplied by OpenVision which is contained in any of the foregoing documents.

     3.6 COMPLIANCE WITH APPLICABLE LAWS. Except as disclosed in the VERITAS SEC Documents filed prior to the date of this Agreement, the businesses of VERITAS and the VERITAS Subsidiaries are not being conducted in violation of any law, ordinance, regulation, rule or order of any Governmental Entity where such violation would have a Material Adverse Effect on VERITAS. Except as disclosed in the VERITAS SEC Documents filed prior to the date of this Agreement, VERITAS has not been notified in writing by any Governmental Entity that any investigation or review with respect to VERITAS or any of the VERITAS Subsidiaries is pending or threatened, nor has any Governmental Entity notified VERITAS in writing of its intention to conduct the same, which investigation or review could reasonably be expected to have a Material Adverse Effect on VERITAS. VERITAS, Newco and the VERITAS Subsidiaries have all material permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted, except for those whose absence would not have a Material Adverse Effect on VERITAS.

     3.7 LITIGATION. Except as disclosed in the VERITAS SEC Documents filed prior to the date of this Agreement, or as would not reasonably be expected to have a Material Adverse Effect on VERITAS, there is no suit, action, arbitration, demand, claim or proceeding pending or, to VERITAS' knowledge, threatened against VERITAS, Newco or any of the VERITAS Subsidiaries; nor is there any judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator or settlement agreement outstanding against VERITAS, Newco or any of the VERITAS Subsidiaries. VERITAS has delivered or made available to OpenVision or its counsel correct and complete copies of all correspondence prepared by its counsel for VERITAS auditors in connection with the last two completed audits of VERITAS' financial statements and any such correspondence since the date of the last such audit. Neither VERITAS, Newco nor any of the VERITAS Subsidiaries is a party to any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any governmental authority) with respect to its properties, assets, personnel or business activities which could reasonably be expected to have a Material Adverse Effect on VERITAS. Neither VERITAS nor Newco is in violation of, or delinquent in respect of, any decree, order or arbitration award naming VERITAS, Newco or a VERITAS Subsidiary as a party or otherwise known to them, or law, ordinance, statute, or governmental authority to which their properties, assets, personnel or business activities are subject or to which VERITAS, Newco or a VERITAS Subsidiary is subject, including, without limitation, laws, rules and regulations relating to occupational health and safety, equal employment opportunities, fair employment practices, and sex, race, religious and age discrimination, except for such violations as would not have a Material Adverse Effect on VERITAS.

     3.8  ERISA AND OTHER COMPLIANCE.

        (a) The VERITAS Disclosure Letter lists all the employees of VERITAS and any VERITAS Subsidiaries and their salaries or base wage as of December 31, 1996. The VERITAS Disclosure Letter also identifies each "employee benefit plan," as defined in Section 3(3) of ERISA, currently or previously maintained, contributed to or entered into by VERITAS or any of the VERITAS Subsidiaries under which VERITAS or any of the VERITAS Subsidiaries or any ERISA Affiliate (as defined below) thereof has any present or future obligation or liability (collectively, the "VERITAS Employee Plans"). For purposes of this Section 3.8, "ERISA Affiliate" shall mean any entity which is a member of (A) a "controlled group of

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

corporations," as defined in Section 414(b) of the Code, (B) a group of entities under "common control," as defined in Section 414(c) of the Code, or (C) an "affiliated service group," as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes VERITAS or any of the VERITAS Subsidiaries. Copies of all VERITAS Employee Plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof (including summary plan descriptions) have been delivered to OpenVision or its counsel, together with the three most recent annual reports (Form 5500, including, if applicable, the auditor's report and any Schedule B thereto) prepared in connection with any such VERITAS Employee Plan. All VERITAS Employee Plans which individually or collectively would constitute an "employee pension benefit plan," as defined in
Section 3(2) of ERISA (collectively, the "VERITAS Pension Plans"), are identified as such in the VERITAS Disclosure Letter. All VERITAS Employee Plans which individually or collectively would constitute an "employee welfare benefit plan," as defined in Section 3(1) of ERISA are identified as such in the VERITAS Disclosure Letter. All contributions or premiums due from VERITAS or any of the VERITAS Subsidiaries with respect to any of the VERITAS Employee Plans have been made as required under ERISA or have been accrued on VERITAS or any such VERITAS Subsidiary's financial statements as of September 30, 1996, or will be made prior to the Closing. Each VERITAS Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including, without limitation, ERISA and the Code, which are applicable to such VERITAS Employee Plans, except as would not have a Material Adverse Effect on VERITAS.

        (b) No VERITAS Pension Plan constitutes, or has since the enactment of ERISA constituted, a "multiemployer plan," as defined in Section 3(37) of ERISA. No VERITAS Pension Plans are subject to Title IV of ERISA. No "prohibited transaction," as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any VERITAS Employee Plan which is covered by Title I of ERISA which would result in a material liability to VERITAS or any of the VERITAS Subsidiaries taken individually, excluding transactions effected pursuant to a statutory or administrative exemption. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any VERITAS Employee Plan has or will make VERITAS or any employee, officer or director of VERITAS subject to any material liability under Title I of ERISA or liable for any material Tax or penalty pursuant to Sections 4972, 4975, 4976, 4977 or 4979 of the Code or Section 502 of ERISA.

        (c) With respect to each VERITAS Pension Plan that is intended to be qualified under Section 401(a) of the Code (a "VERITAS 401(a) Plan"), either (i) a favorable determination letter has been received from the IRS as to the qualification of the VERITAS 401(a) Plan under the Code as in effect immediately after the Tax Reform Act of 1986, or (ii) the VERITAS 401(a) Plan has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained and upon which the VERITAS 401(a) Plan may rely. VERITAS has delivered to OpenVision or its counsel a complete and correct copy of the most recent Internal Revenue Service determination letter with respect to each VERITAS 401(a) Plan.

        (d) No VERITAS Employee Plan provides or ever has provided death, medical or health benefits (whether or not insured) with respect to current or former employees after any such employee's retirement or other termination of service (other than benefit coverage mandated by applicable law, including, without limitation, coverage provided pursuant to Section 4980B of the Code).

        (e) The VERITAS Disclosure Letter lists each employment, severance, compensation or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors (other than workers' compensation, unemployment compensation and other governmental mandated programs) which (A) is not a VERITAS Employee Plan, (B) is entered into, maintained or contributed to, as the case may be, by VERITAS or any of the VERITAS Subsidiaries, and (C) covers any employee or former employee of VERITAS or any of the VERITAS Subsidiaries. Such contracts, plans and arrangements as are

                                     A-1-23
described in this Section 3.8(e) are herein referred to collectively as the "VERITAS Benefit Arrangements." Each VERITAS Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such VERITAS Benefit Arrangement. VERITAS has delivered to OpenVision or its counsel a complete and correct copy of each VERITAS Benefit Arrangement document or, if such VERITAS Benefit Arrangement is unwritten, a description thereof.

        (f) There has been no amendment to, written interpretation or announcement (whether or not written) by VERITAS or any of the VERITAS Subsidiaries relating to any VERITAS Employee Plan or VERITAS Benefit Arrangement that would increase materially the expense of maintaining such VERITAS Employee Plan or VERITAS Benefit Arrangement above the level of the expense incurred in respect thereof for the year ended December 31, 1996.

        (g) VERITAS has timely provided, or will have provided prior to the Closing (as defined in Section 6.1), to individuals entitled thereto all required notices and coverage pursuant to Section 4980B of COBRA with respect to any "qualifying event" (as defined in Section 4980B(f)(3) of the Code). VERITAS will timely provide to individuals entitled thereto all required notices and coverage pursuant to Code Section 4890B and COBRA with respect to any "qualifying event" (as defined in Section 4980B(f)(3) of the Code) occurring prior to and including the Closing Date. No material Tax payable on account of
Section 4980B of the Code has been incurred with respect to any current or former employees (or their beneficiaries) of VERITAS or any of the VERITAS Subsidiaries.

        (h) No benefit payable or which may become payable by VERITAS or any of the VERITAS Subsidiaries pursuant to any VERITAS Employee Plan or any VERITAS Benefit Arrangement or as a result of or arising under this Agreement shall constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) which is subject to the imposition of an excise Tax under Section 4999 of the Code or which would not be deductible by reason of Section 280G of the Code.

        (i) VERITAS and each VERITAS Subsidiary is in compliance in all material respects with all applicable laws, agreements and contracts relating to employment, employment practices, wages, hours and terms and conditions of employment, including, but not limited to, employee compensation matters, but not including ERISA.

        (j) VERITAS and each VERITAS Subsidiary has good labor relations and has no knowledge of any facts indicating that the consummation of the transactions contemplated hereby will have a material adverse effect on labor relations, and has no knowledge that any of its key employees intends to leave its or their employ.

     3.9 ABSENCE OF UNDISCLOSED LIABILITIES. Neither VERITAS, Newco nor any of the VERITAS Subsidiaries has any liabilities or obligations of any nature (matured or unmatured, fixed or contingent) which are, individually or in the aggregate, of a nature required to be disclosed on the face of a balance sheet prepared in accordance with GAAP and are material to the business of VERITAS and the VERITAS Subsidiaries, taken as a whole, except for such liabilities or obligations as (i) were accrued or fully reserved against in the consolidated balance sheet of VERITAS at September 30, 1996 (the "VERITAS Balance Sheet") or
(ii) are of a normally recurring nature and were incurred after September 30, 1996 (the "VERITAS Balance Sheet Date") in the ordinary course of business consistent with past practice. As of the VERITAS Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 issued by the Financial Accounting Standards Board in March 1975) which are not adequately provided for in the VERITAS Balance Sheet as required by said Statement No. 5.

     3.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed herein or in the VERITAS SEC Documents filed prior to the date of this Agreement, since the VERITAS Balance Sheet Date there has not occurred:

        (a) any change not identified below that could reasonably be expected to have a Material Adverse Effect on VERITAS;

                                     A-1-24

        (b) any amendments or changes in the Articles of Incorporation or Bylaws of VERITAS;

        (c) any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting any of the material properties or the business of VERITAS;

        (d) any redemption, repurchase or other acquisition of shares of VERITAS Common Stock by VERITAS (other than pursuant to arrangements with terminated employees or consultants), or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to VERITAS Common Stock;

        (e) any increase in or modification of the compensation or benefits payable or to become payable by VERITAS to any of its directors or employees, except in the ordinary course of business, consistent with past practice;

        (f) other than as required by applicable statute or regulation, any increase in or modification of any bonus, pension, insurance or VERITAS Employee Plan or VERITAS Benefit Arrangement (including, but not limited to, the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its employees, other than (a) in the ordinary course of business, consistent with past practice, and (b) after the date of this Agreement, which is authorized, if required, pursuant to Section 5.3 below;

        (g) any acquisition or sale of a material amount of property or assets of VERITAS, other than in the ordinary course of business, consistent with past practice;

        (h) any alteration in any term of any outstanding security of VERITAS, including, but not limited to, acceleration of the vesting or any change in the terms of any outstanding stock options;

        (i) other than in the ordinary course of business, consistent with past practice, the total amount of which is not material, any (A) incurrence, assumption or guarantee by VERITAS of any debt for borrowed money; (B) issuance or sale of any securities convertible into or exchangeable for debt securities of VERITAS; or (C) issuance or sale of options or other rights to acquire from VERITAS, directly or indirectly, debt securities of VERITAS or any securities convertible into or exchangeable for any such debt securities;

        (j) any creation or assumption by VERITAS of any mortgage, pledge, security interest, lien or other encumbrance on any asset other than in the ordinary course of business, consistent with past practice, not in excess of $100,000 in the aggregate;

        (k) any making of any loan, advance or capital contribution to or investment in any person other than (i) loans, advances or capital contributions made in the ordinary course of business of VERITAS, and (ii) other loans and advances, where the aggregate amount of all such items outstanding at any time does not exceed $50,000;

        (l) any entering into, amendment of, relinquishment, termination or non-renewal by VERITAS of any material contract, lease transaction, commitment or other right or obligation other than in the ordinary course of business;

        (m) any transfer or grant of a right under the VERITAS IP Rights (as defined in Section 3.15 below), other than those transferred or granted in the ordinary course of business, consistent with past practices, except for any grant of a right to VERITAS source code or grant of any exclusive rights to any VERITAS IP Rights, each of which shall be set forth in the VERITAS Disclosure letter;

        (n) any labor dispute or charge of unfair labor practice (other than routine individual grievances), any activity or proceeding by a labor union or representative thereof to organize any employees of VERITAS or, to VERITAS' knowledge, any campaign being conducted to solicit authorization from employees to be represented by such labor union; or

        (o) any agreement by VERITAS, or to VERITAS' knowledge, any officer or employee thereof, to take any of the actions described in the preceding clauses
(a) through (n) (other than negotiations with OpenVision and its representatives regarding the transactions contemplated by this Agreement.)

                                     A-1-25

     3.11 AGREEMENTS. The VERITAS Disclosure Letter sets forth a list of any of the following currently effective contracts, agreements and other instruments to which VERITAS, Newco or any VERITAS Subsidiary is a party, copies of each of which have been delivered to OpenVision or its counsel:

        (a) contract with or commitment to any labor union;

        (b) continuing contract for the future purchase, sale or manufacture of products, material, supplies, equipment or services requiring payment to or from VERITAS, Newco or any VERITAS Subsidiary in an amount in excess of $100,000 per annum which is not terminable on 120 days' or less notice without cost or other liability at, or at any time after, the Effective Time or in which VERITAS, Newco or such VERITAS Subsidiary has granted or received manufacturing rights, most favored nations pricing provisions or exclusive marketing rights relating to any product, group of products or territory, provided, however, that only purchase orders for the top ten (10) vendors of VERITAS (as measured by 1996 VERITAS purchases) are listed in the VERITAS Disclosure Letter;

        (c) contract providing for the development of technology for VERITAS which technology is used or incorporated in any products currently distributed by VERITAS or is anticipated to be used or incorporated in any planned products of VERITAS or which requires VERITAS to perform specified development work for a third party;

        (d) joint venture contract or agreement or other agreement which has involved or is reasonably expected to involve a sharing of profits or losses in excess of $25,000 per annum with any other party;

        (e) contract or commitment for the employment of any officer, employee or consultant or any other type of contract or understanding with any officer, employee or consultant which is not immediately terminable without cost, notice or other liability (except for normal severance benefits available to employees generally as set forth in any VERITAS Benefit Arrangement and except to the extent general principles of wrongful termination laws may limit VERITAS' or any of VERITAS' Subsidiaries ability to terminate employees at will);

        (f) indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment for the borrowing of money, for a line of credit or for a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board (other than equipment leases entered into in the ordinary course of business pursuant to which payments by VERITAS or Newco do not exceed $100,000 in the aggregate);

        (g) lease or other agreement under which VERITAS, Newco or any VERITAS Subsidiary is lessee of or holds or operates any items of tangible personal property or real property owned by any third party and under which payments to such third party exceed $60,000 per annum;

        (h) agreement or arrangement for the sale of any assets, properties or rights having a value in excess of $25,000, other than in the ordinary course of business consistent with past practice;

        (i) agreement which restricts VERITAS, Newco or any VERITAS Subsidiary from engaging in any aspect of its business or competing in any line of business in any geographic area; including any agreement pursuant to which VERITAS has granted exclusive rights to a third party;

        (j) VERITAS IP Rights Agreement (as defined in Section 3.15 below), other than standard form license agreements with end users (copies of which have been delivered to OpenVision or its counsel) and, in any event, any agreement that grants rights or access to any source code included in the VERITAS IP Rights; or

        (k) agreement between or among VERITAS or any VERITAS Subsidiary regarding inter company loans, revenue or cost sharing, ownership or license of VERITAS IP Rights, inter company royalties or dividends or similar matters.

     The VERITAS Disclosure Letter further includes a schedule of the outstanding maintenance and support obligations to be performed by VERITAS pursuant to any contract or other arrangement, including a description of such obligations, the names of the customers for whom such obligations must be performed, the

                                     A-1-26
expiration date of such obligations and the fees payable to VERITAS in respect of performance of such obligations.

     3.12 NO DEFAULTS. Except as disclosed in the VERITAS SEC Documents filed prior to the date of this Agreement, to VERITAS' knowledge, neither it, Newco nor any of the VERITAS Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute such a default by VERITAS, Newco or any of the VERITAS Subsidiaries under, any contract or agreement to which VERITAS, Newco or any of the VERITAS Subsidiaries is a party and which would, if terminated or modified, have a Material Adverse Effect on VERITAS.

     3.13 CERTAIN AGREEMENTS. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of VERITAS or any of the VERITAS Subsidiaries from VERITAS or any of the VERITAS Subsidiaries, under any VERITAS Employee Plan, VERITAS Benefit Arrangement or otherwise, (ii) materially increase any benefits otherwise payable under any VERITAS Employee Plan or VERITAS Benefit Arrangement or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     3.14 TAXES. VERITAS and each of the VERITAS Subsidiaries have filed, or caused to be filed, all Tax returns required to be filed by them (all of which returns were true, correct and complete in all material respects) and have paid or withheld, or caused to be paid or withheld, all Taxes that are shown on such Tax returns as due and payable, other than such Taxes as are being contested in good faith and for which adequate reserves have been established on the VERITAS Balance Sheet and other than where the failure to so file, pay or withhold would not have a Material Adverse Effect on VERITAS. All Taxes required to have been paid or accrued by VERITAS and the VERITAS Subsidiaries for all periods prior to the VERITAS Balance Sheet Date have been fully paid or are adequately provided for or reflected in the VERITAS Balance Sheet. Since the VERITAS Balance Sheet Date, no material Tax liability has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. Neither VERITAS nor any VERITAS Subsidiary has received any notification that any material issues have been raised (and are currently pending) by the Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax returns referred to in the first sentence of Section 3.14, and no waivers of statutes of limitations have been given or requested with respect to VERITAS or any of the VERITAS Subsidiaries. No taxing authority is currently conducting an audit of any Tax returns of VERITAS or, to VERITAS' knowledge, about to conduct such an audit. Any deficiencies asserted or assessments (including interest and penalties) made as a result of any examination by the Internal Revenue Service or by appropriate state or departmental authorities of the Tax returns of or with respect to VERITAS or any of the VERITAS Subsidiaries have been fully paid or are adequately provided for in the VERITAS Balance Sheet and no material proposed (but unassessed) additional Taxes have been asserted and no Tax liens have been filed other than for Taxes not yet due and payable. None of VERITAS or any of the VERITAS Subsidiaries (i) has made an election to be treated as a "consenting corporation" under Section 341(f) of the Code or (ii) is a "personal holding company" within the meaning of Section 542 of the Code.

     3.15  INTELLECTUAL PROPERTY.

        (a) The VERITAS Disclosure Letter contains a complete and accurate list of all United States and foreign: (i) patents; (ii) copyright registrations and mask work registrations; (iii) trademarks registrations and trademark intent-to-use registrations; (iv) registered user licenses; (v) all applications, provisional applications or other filings for or to obtain any of the foregoing, and (vi) any other similar registrations or applications for Intellectual Property rights (as defined below) owned by, or filed by, or on behalf of, VERITAS or any of the VERITAS Subsidiaries anywhere in the world (all of the foregoing, "VERITAS Registered Intellectual Property").

        (b) The VERITAS Disclosure Letter contains a complete and accurate list of all material software programs and other products sold or licensed by VERITAS or any of the VERITAS Subsidiaries.

                                     A-1-27

        (c) All VERITAS Intellectual Property Rights are owned free and clear of any liens, encumbrances or security interests.

        (d) VERITAS and the VERITAS Subsidiaries own, or have the right to use, sell or license such Intellectual Property Rights (as defined below) as are necessary or required for the conduct of their respective businesses as presently conducted (such Intellectual Property Rights being hereinafter collectively referred to as the "VERITAS IP Rights") and such ownership or rights to use, sell or license are reasonably sufficient for such conduct of their respective businesses, except for any failure to own or have the right to use, sell or license that would not have a Material Adverse Effect on VERITAS;

        (e) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any material instrument or material agreement in respect of any Intellectual Property Rights licensed by or to VERITAS (the "VERITAS IP Rights Agreements"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any VERITAS IP Right or materially impair the right of VERITAS and the VERITAS Subsidiaries or the VERITAS Surviving Corporation to use, sell or license any VERITAS IP Right or portion thereof (except where such breach, forfeiture, termination or impairment would not have a Material Adverse Effect on VERITAS);

        (f) There are no royalties, honoraria, fees or other payments payable by VERITAS to any person by reason of the ownership, use, license, purchase, sale or disposition or acquisition of the VERITAS IP Rights (other than as set forth in the VERITAS IP Rights Agreements listed in the VERITAS Disclosure Letter);

        (g) To VERITAS' knowledge, no third party is infringing or misappropriating any Intellectual Property Rights, including VERITAS Registered Intellectual Property, owned by VERITAS or any of the VERITAS Subsidiaries.

        (h) Neither the manufacture, marketing, license, sale or intended use of any product currently licensed or sold by VERITAS or any of the VERITAS Subsidiaries or currently under development by VERITAS or any of the VERITAS Subsidiaries violates any license or agreement between VERITAS or any of the VERITAS Subsidiaries and any third party or infringes any Intellectual Property Right of any other party; and there is no pending or, to VERITAS' knowledge, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any VERITAS IP Right, nor has VERITAS received any notice asserting that any VERITAS IP Right, or the proposed use, sale, license or disposition thereof, conflicts or will conflict with the rights of any other party, except for any violations, infringements, claims or litigation that would not have a Material Adverse Effect on VERITAS, nor, to VERITAS' knowledge, is there any basis for any such assertion; and

        (i) VERITAS has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all material trade secrets or other confidential information constituting VERITAS IP Rights. To VERITAS' knowledge, no current or prior officers, employees or consultants of VERITAS claim an ownership interest in any VERITAS IP Rights as a result of having been involved in the development of such property while employed by or consulting with VERITAS or any of the VERITAS Subsidiaries, or otherwise. All officers and development employees and, to VERITAS' knowledge, all other employees and consultants of VERITAS or any of the VERITAS Subsidiaries have executed and delivered to VERITAS or the VERITAS Subsidiary an agreement regarding the protection of proprietary information and the assignment to VERITAS or the VERITAS Subsidiary of all Intellectual Property Rights arising from the services performed for VERITAS or the VERITAS Subsidiary by such persons.

     3.16 FEES AND EXPENSES. Except for the fees and expenses set forth in VERITAS' engagement letter with Cowen & Company and a letter agreement dated December 1, 1996 with Steven Brooks, copies of which have been provided to OpenVision, neither VERITAS, Newco nor any of the VERITAS Subsidiaries has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

                                     A-1-28

     3.17 INSURANCE. VERITAS and the VERITAS Subsidiaries maintain fire and casualty, general liability, business interruption, directors and officers, product liability and sprinkler and water damage insurance that VERITAS believes to be reasonably prudent for its business. Correct and complete copies of all such insurance policies presently in effect have been provided to OpenVision and its counsel.

     3.18 OWNERSHIP OF PROPERTY. Except (a) as disclosed in the VERITAS SEC Documents filed prior to the date of this Agreement, (b) for liens for current taxes not yet delinquent or (c) for liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers, material men and the like, VERITAS and each of the VERITAS Subsidiaries owns its real and personal property free and clear of all security interests, mortgages, liens, charges, claims, options and encumbrances. All real and personal property of VERITAS and each of the VERITAS Subsidiaries is in generally good repair and is operational and usable in the operations of VERITAS, subject to ordinary wear and tear. Neither VERITAS nor any VERITAS Subsidiary is in violation of any zoning, building or safety ordinance, regulation or requirement or other law or regulation applicable to the operation of owned or leased properties (the violation of which would have a Material Adverse Effect on VERITAS), or has received any notice of violation with which it has not complied, except where such violation would not have a Material Adverse Effect on VERITAS.

     3.19  ENVIRONMENTAL MATTERS.

        (a) During the period that VERITAS and the VERITAS Subsidiaries have leased or owned their respective properties or owned or operated any facilities, there have been, to VERITAS' knowledge, no disposals, releases or threatened releases of Hazardous Materials on, from, under or about such properties or facilities. VERITAS has no knowledge of any presence, disposals, releases or threatened releases of Hazardous Materials on, from, under or about any of such properties or facilities, which may have occurred prior to VERITAS or any of the VERITAS Subsidiaries having taken possession of any of such properties or facilities.

        (b) None of the properties or facilities of VERITAS or the VERITAS Subsidiaries is or has been the subject of an Environmental Violation. During the time that VERITAS or the VERITAS Subsidiaries have owned or leased their respective properties and facilities, neither VERITAS nor any of the VERITAS Subsidiaries nor, to VERITAS' knowledge, any third party, has used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials (except those Hazardous Materials associated with general office use or janitorial supplies).

        (c) During the time that VERITAS or the VERITAS Subsidiaries have owned or leased their respective properties and facilities, there has been no litigation brought or, to VERITAS' knowledge, threatened against VERITAS or any of the VERITAS Subsidiaries by, or any settlement reached by VERITAS or any of the VERITAS Subsidiaries with, any party or parties alleging the presence, disposal, release or threatened release of any Hazardous Materials on, from or under any of such properties or facilities or relating to any alleged Environmental Violation.

     3.20 INTERESTED PARTY TRANSACTIONS. Except as disclosed in the VERITAS SEC Documents filed prior to the date of this Agreement, no officer or director of VERITAS or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the Securities Act) of any such person has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to VERITAS or any of the VERITAS Subsidiaries any goods, property, technology or intellectual or other property rights or services; or (ii) any contract or agreement to which VERITAS or any of the VERITAS Subsidiaries is a party or by which it may be bound or affected.

     3.21 BOARD APPROVAL. The Board of Directors of VERITAS and Newco have each unanimously approved this Agreement and the Merger, and the Board of Directors of VERITAS has determined that the Merger is in the best interests of the shareholders of VERITAS and the terms of the Merger are fair to such shareholders.

                                     A-1-29

     3.22 VOTE REQUIRED. The affirmative vote of at least a majority of the votes that holders of the outstanding shares of VERITAS Common Stock are entitled to cast is the only vote of the holders of any class or series of VERITAS capital stock necessary to approve this Agreement and the Merger.

     3.23 INTERIM OPERATIONS OF NEWCO AND NEWCO SUBSIDIARIES. Newco, VERITAS Sub and OpenVision Sub will be formed for the purpose of engaging in the transactions contemplated hereby, will engage in no other business activities and will conduct their operations only as contemplated hereby.

     3.24 DISCLOSURE. No representation or warranty made by VERITAS or Newco in this Agreement, nor any document, written information, statement, financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by VERITAS, Newco or their respective representatives pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished.

     3.25 FAIRNESS OPINION. VERITAS' Board of Directors has received an opinion as of the date hereof from Cowen & Company to the effect that, as of the date hereof, the terms of the Merger are fair to VERITAS' shareholders from a financial point of view.

4. OPENVISION COVENANTS

     4.1 ADVICE OF CHANGES. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, OpenVision will promptly advise VERITAS in writing,
(a) of any event occurring subsequent to the date of this Agreement that would reasonably be likely to render any representation or warranty of OpenVision or VERITAS contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect, (b) of any event that would reasonably be likely to have a Material Adverse Effect on OpenVision, and (c) of any material breach by OpenVision of any covenant or agreement contained in this Agreement. To ensure compliance with this Section 4.1, OpenVision shall use its reasonable best efforts to deliver to VERITAS as soon as practicable but in any event within thirty days after the end of each monthly accounting period ending after the date of this Agreement and before the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, an unaudited consolidated balance sheet, statement of operations and statement of cash flows for OpenVision, which financial statements shall be prepared in the ordinary course of business, in accordance with OpenVision's books and records and GAAP and shall fairly present the consolidated financial position of OpenVision as of their respective dates and the results of OpenVision's operations for the periods then ended except that footnotes, as required by GAAP, for interim financial statements may be omitted.

     4.2 MAINTENANCE OF BUSINESS. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, OpenVision will use its best efforts (i) to carry on and preserve its business and its relationships with customers, suppliers, employees and others in substantially the same manner as it has prior to the date hereof and, (ii) to execute on its existing operating plan through the date of the Closing. If OpenVision becomes aware of any material deterioration in the relationship with any customer, supplier or key employee, it will promptly bring such information to the attention of VERITAS in writing and, if requested by VERITAS, will exert its reasonable best efforts to restore the relationship.

     4.3 CONDUCT OF BUSINESS. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, OpenVision will continue to conduct its business and maintain its business relationships in the ordinary and usual course and, except as otherwise disclosed herein, it will not, without the prior written consent of the President of VERITAS, which consent shall not be unreasonably withheld:

        (a) borrow any money except for amounts that are not in the aggregate material to the financial condition of OpenVision and the OpenVision Subsidiaries, taken as a whole;

        (b) enter into any transaction not in the ordinary course of its business;

                                     A-1-30

        (c) encumber or permit to be encumbered any of its assets except in the ordinary course of its business consistent with past practice and to an extent which is not material;

        (d) dispose of any of its assets except in the ordinary course of business, consistent with past practice;

        (e) enter into any material lease or contract for the purchase or sale or license of any property, real or personal, except in the ordinary course of business, consistent with past practice (which shall include renewal of agreements relating to OpenVision's principal offices);

        (f) fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained to the date of this Agreement, subject only to ordinary wear and tear;

        (g) pay (or make any oral or written commitments or representations to pay) any bonus, increased salary or special remuneration to any officer, employee or consultant (except for bonuses in amounts consistent with past practices and normal salary increases consistent with past practices not to exceed 10% per year and that are not inconsistent with the Radford Compensation Survey for software companies and except pursuant to existing arrangements previously disclosed to VERITAS) or enter into or vary the terms of any employment, consulting or severance agreement with any such person, pay any severance or termination pay (other than payments in amounts consistent with past practice or made in accordance with plans or agreements existing on the date hereof), grant any stock option (except for normal grants to employees consistent with past practices) or issue any restricted stock, or enter into or modify any agreement or plan or increase benefits of the type described in
Section 2.8;

        (h) except as required by GAAP, change accounting methods;

        (i) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock (other than pursuant to arrangements with terminated employees or consultants in the ordinary course of business, consistent with past practice);

        (j) amend or terminate any contract, agreement or license to which it is a party except those amended or terminated in the ordinary course of its business, consistent with past practice, and which are not material in amount or effect;

        (k) lend any amount to any person or entity, other than (i) advances for travel and expenses which are incurred in the ordinary course of business, consistent with past practice, not material in amount and documented by receipts for the claimed amounts, or (ii) any loans pursuant to any OpenVision Section 401(a) Plan;

        (l) guarantee or act as a surety for any obligation except for obligations of OpenVision Subsidiaries in amounts that are not material to the financial condition of OpenVision and the OpenVision Subsidiaries, taken as a whole;

        (m) waive or release any right or claim except for the waiver or release of non-material claims in the ordinary course of business, consistent with past practice, or the waiver or release of rights or claims described in the OpenVision Disclosure Letter;

        (n) issue or sell any shares of its capital stock of any class (except upon the exercise of an option, stock purchase right or warrant currently outstanding or permitted to be granted under Section 4.3(g)), or any other of its securities, or issue or create any warrants, obligations, subscriptions, options (except as expressly permitted under Section 4.3(g)), convertible securities or other commitments to issue shares of capital stock, or accelerate the vesting or change any other term of any outstanding option or other security;

        (o) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization or agreement affecting the number or rights of outstanding shares of its capital stock of any class or affecting any other of its securities;

        (p) merge, consolidate or reorganize with, or acquire any entity, except as set forth in the OpenVision Disclosure Letter;

                                     A-1-31

        (q) amend its Certificate of Incorporation or Bylaws;

        (r) license any OpenVision IP Rights except in the ordinary course of business, consistent with past practice, or grant any exclusive rights (other than to Sun Microsystems, Inc.) or agree to do any development projects with respect to the OpenVision IP Rights;

        (s) agree to any audit assessment by any Tax authority;

        (t) materially change any insurance coverage or issue any certificates of insurance except in the ordinary course of business consistent with past practice;

        (u) take any action, or permit any action within OpenVision's control, which would (i) prevent the Merger from qualifying as a tax-free reorganization under Section 368(a)(1)(A) of the Code, (ii) prevent the Merger from qualifying for accounting as a pooling of interests, or fail to use its reasonable best efforts to prevent any of its officers or directors from taking or permitting any such action or (iii) result in a failure to maintain the trading of OpenVision Common Stock on the Nasdaq Stock Market without causing such stock to be listed on the New York Stock Exchange or the American Stock Exchange at or prior to the termination of its trading on the Nasdaq Stock Market, or fail to use its reasonable best efforts to prevent its officers or directors from taking or permitting such action;

        (v) provide or publish to its stockholders any material which might constitute an unauthorized "prospectus" within the meaning of the Securities Act; or

        (w) agree to take, or permit any OpenVision Subsidiary to take or agree to take, or enter into negotiations with respect to, any of the actions described in the preceding clauses in this Section 4.3.

     4.4 STOCKHOLDER APPROVAL. OpenVision will call the OpenVision Stockholders Meeting, to be held within 45 days after the Form S-4 shall have been declared effective by the SEC, to submit this Agreement, the Merger and related matters for the consideration and approval of the OpenVision stockholders. Subject to the fiduciary obligations of OpenVision's directors and officers and to OpenVision's legal disclosure obligations, the Prospectus/Proxy Statement will include a statement to the effect that OpenVision's Board of Directors has recommended that OpenVision stockholders vote for the Merger. Such meeting will be called, held and conducted, and any proxies will be solicited, in compliance with applicable law.

     4.5  OPENVISION AFFILIATE AGREEMENTS.

        (a) Affiliate Agreement. Concurrently with the execution of this Agreement, OpenVision shall cause each of those persons who may be deemed to be, in OpenVision's reasonable judgment, an "affiliate" (within the meaning of Rule 145 of the rules and regulations promulgated by the SEC under the Securities Act ("Rule 145")) of OpenVision, which persons are all listed on Exhibit 4.5(a) hereto, to sign and deliver to VERITAS and Newco an Affiliate Agreement in the form of Exhibit 4.5(b) hereto (the "OpenVision Affiliate Agreements") agreeing that such persons (a) will have no present intent to dispose of more than fifty percent (50%) of the Newco Common Stock received in the Merger; and (b) will make no disposition of OpenVision Common Stock, or the Newco Common Stock received in exchange therefor: (i) in the 30 day period prior to the Closing Date; (ii) after the Closing Date until Newco shall have publicly released its first report of quarterly financial statements that include the combined financial results of Newco, OpenVision and VERITAS for a period of at least 30 days of combined operations; or (iii) except in compliance with SEC Rule 145(d), pursuant to another available exemption from the registration requirements under the Securities Act or in a registered offering. Newco shall be entitled to place legends on the certificates evidencing any Newco Common Stock to be received by such OpenVision affiliates pursuant to the terms of this Agreement and the OpenVision Agreement of Merger, and to issue appropriate stop transfer instructions to the transfer agent for Newco Common Stock, consistent with the terms of such OpenVision Affiliate Agreements, whether or not such OpenVision Affiliate Agreements are actually delivered to VERITAS.

        (b) Voting Agreement. Concurrently with the execution of this Agreement, Warburg, Michael S. Fields and Geoffrey W. Squire will sign and deliver to VERITAS and Newco a Voting Agreement in the form of Exhibit 4.5(c) hereto (the "Voting Agreement") agreeing that such persons will vote in favor of the Merger at the OpenVision Stockholder Meeting.

                                     A-1-32

     4.6  LETTERS OF OPENVISION'S ACCOUNTANTS.

        (a) OpenVision shall use its reasonable best efforts to cause to be delivered a letter of Ernst & Young LLP, OpenVision's independent auditors, dated a date within five business days following the date of this Agreement, stating that firm's written concurrence with the VERITAS management's and the OpenVision management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16, if closed and consummated in accordance with this Agreement.

        (b) OpenVision shall use its reasonable best efforts to cause to be delivered to VERITAS a letter of Ernst & Young LLP dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to VERITAS, in form and substance reasonably satisfactory to VERITAS and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     4.7 PROSPECTUS/PROXY STATEMENT. OpenVision will mail to its stockholders in a timely manner, for the purpose of considering and voting upon the Merger at the OpenVision Stockholders Meeting, the Prospectus/Proxy Statement in the Form S-4. OpenVision will promptly provide to VERITAS all information relating to its business or operations necessary for inclusion in the Prospectus/Proxy Statement to satisfy all requirements of applicable state and federal securities laws. None of the information relating to OpenVision (or, to OpenVision's knowledge, any other person, contained in any document, certificate or other writing furnished or to be furnished by OpenVision) included in (i) the Prospectus/Proxy Statement at the time the Proxy Statement is mailed or at the time of the meeting of OpenVision's stockholders to vote on the Merger or at the Effective Time, as then amended or supplemented, or (ii) the Form S-4 at the time the Form S-4 becomes effective or at the Effective Time, as then amended or supplemented, will contain any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading or necessary to correct any statement which has become false or misleading in any earlier communication with respect to the solicitation of proxies for the VERITAS and OpenVision stockholder meetings. The Prospectus/Proxy Statement, as it relates to OpenVision, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder in effect at the time the Prospectus/Proxy Statement is mailed.

     4.8 REGULATORY APPROVALS. OpenVision will promptly execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or which VERITAS or Newco may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. OpenVision will use its reasonable best efforts to promptly obtain all such authorizations, approvals and consents. In addition, OpenVision shall use its reasonable best efforts to cause Warburg, as promptly as practicable after the execution of this Agreement, to file with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "DOJ"), a pre-merger notification report under the HSR Act.

     4.9 NECESSARY CONSENTS. OpenVision will use its reasonable best efforts to obtain such written consents and to take such other actions as may be necessary or appropriate in addition to those set forth in Section 4.8 to allow the consummation of the transactions contemplated hereby and to allow the OpenVision Surviving Corporation to carry on OpenVision's business after the Effective Time.

     4.10 ACCESS TO INFORMATION. OpenVision will allow VERITAS and its agents reasonable access to the files, books, records, technology and offices of OpenVision and each OpenVision Subsidiary, including, without limitation, any and all information relating to OpenVision's Taxes, commitments, contracts, leases, licenses and real, personal, intellectual and intangible property and financial condition. OpenVision will use its reasonable best efforts to cause its accountants to cooperate with VERITAS and its agents in making available to VERITAS all financial information reasonably requested, including, without limitation, the right to examine all working papers pertaining to all Tax returns and financial statements prepared or audited by such accountants.

                                     A-1-33

     4.11 SATISFACTION OF CONDITIONS PRECEDENT. OpenVision will use its reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Section 8 and to cause the Merger and the other transactions contemplated by this Agreement to be consummated.

     4.12 NO OTHER NEGOTIATIONS. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, OpenVision shall not, directly or indirectly, (a) solicit or initiate discussions, or, except to the extent that OpenVision has received a Superior Proposal (as defined below), engage in negotiations with any person or, except to the extent that OpenVision has received a Superior Proposal (as defined below), take any other action intended, designed or reasonably likely to facilitate the efforts of any person, other than VERITAS and Newco, relating to the possible acquisition of OpenVision or any of the OpenVision Subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets, (b) except to the extent that OpenVision has received a Superior Proposal, and provided that OpenVision has required the party submitting the Superior Proposal to execute a non-disclosure agreement comparable to the one referred to in Section 9.3 hereof, provide non-public information with respect to OpenVision or any of the OpenVision Subsidiaries to any person, other than VERITAS and Newco, relating to the possible acquisition of OpenVision or any of the OpenVision Subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets, (c) enter into an agreement with any person, other than VERITAS and Newco, providing for the possible acquisition of OpenVision or any of the OpenVision Subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets, or (d), except to the extent that OpenVision has received a Superior Proposal, make or authorize any statement, recommendation or solicitation in support of any possible acquisition of OpenVision or any of the OpenVision Subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets by any person, other than by VERITAS and Newco. A "Superior Proposal" shall mean a written, unsolicited proposal relating to the possible acquisition of OpenVision or any of the OpenVision Subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets by any person other than by VERITAS or Newco, which proposal is, in the reasonable good faith judgment of the Board, after consultation with its legal and financial advisors, on financial and other terms more favorable to the stockholders of OpenVision than the terms of the Merger and which is made by a party that can reasonably be expected to consummate the transaction on the terms proposed. If OpenVision or any of its Subsidiaries receives any offer or proposal to enter negotiations relating to any of the above, OpenVision shall, as promptly as practicable, notify VERITAS or Newco thereof, including information as to the identity of the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be and (b) provide VERITAS or Newco with the same information (if any) OpenVision provides to the party making the Superior Proposal. Nothing contained in this Agreement (but subject to the terms hereof) will prevent the Board of Directors of OpenVision, if OpenVision has received a Superior Proposal, from recommending such Superior Proposal to OpenVision's stockholders, if the Board determines that such action is required by its fiduciary duties under applicable law. In such case, the Board of Directors of OpenVision may withdraw or modify its recommendation concerning the approval of this Agreement and the Merger.

5. VERITAS AND NEWCO COVENANTS

     5.1 ADVICE OF CHANGES. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, VERITAS will promptly advise OpenVision in writing
(a) of any event occurring subsequent to the date of this Agreement that would reasonably be likely to render any representation or warranty of VERITAS, Newco or OpenVision contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect, (b) of any event that would reasonably be likely to have a Material Adverse Effect on VERITAS, and (c) of any material breach by VERITAS or Newco of any covenant or agreement contained in this Agreement. To ensure compliance with this Section 5.1, VERITAS shall use its reasonable best efforts to deliver to OpenVision as soon as practicable but in any event within thirty days after the end of each monthly accounting period ending after the date of this Agreement and before the earlier of the Closing Date

                                     A-1-34
or the termination of this Agreement in accordance with its terms, an unaudited consolidated balance sheet, statement of operations and statement of cash flows for VERITAS, which financial statements shall be prepared in the ordinary course of business, in accordance with VERITAS books and records and GAAP and shall fairly present the consolidated financial position of VERITAS as of their respective dates and the results of VERITAS operations for the periods then ended except that footnotes, as required by GAAP for interim financial statements, may be omitted.

     5.2 MAINTENANCE OF BUSINESS. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, VERITAS will use its best efforts (i) to carry on and preserve its business and its relationships with customers, suppliers, employees and others in substantially the same manner as it has prior to the date hereof, and (ii) to execute on its existing operating plan through the date of Closing. If VERITAS becomes aware of any material deterioration in the relationship with any customer, supplier or key employee, it will promptly bring such information to the attention of OpenVision in writing and, if requested by OpenVision, will exert its reasonable best efforts to restore the relationship.

     5.3 CONDUCT OF BUSINESS. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, VERITAS will continue to conduct its business and maintain its business relationships in the ordinary and usual course and, except as otherwise disclosed herein, it will not, without the prior written consent of OpenVision, which consent shall not be unreasonably withheld:

        (a) borrow any money except for amounts that are not in the aggregate material to the financial condition of VERITAS, Newco and the VERITAS Subsidiaries, taken as a whole;

        (b) enter into any transaction not in the ordinary course of its business, except for those transactions described in the VERITAS Disclosure Letter;

        (c) encumber or permit to be encumbered any of its assets except in the ordinary course of its business, consistent with past practice, and to an extent which is not material;

        (d) dispose of any of its assets, except in the ordinary course of business, consistent with past practice (which shall include renewal of agreements relating to VERITAS' principal offices);

        (e) enter into any material lease or contract for the purchase or sale or license of any property, real or personal, except in the ordinary course of business, consistent with past practice;

        (f) fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained to the date of this Agreement, subject only to ordinary wear and tear;

        (g) pay (or make any oral or written commitments or representations to pay) any bonus, increased salary or special remuneration to any officer, employee or consultant (except for bonuses in amounts consistent with past practices, and normal salary increases consistent with past practices not to exceed 10% per year and that are not inconsistent with the Radford Compensation Survey of software companies and except pursuant to existing arrangements previously disclosed to OpenVision) or enter into or vary the terms of any employment, consulting or severance agreement with any such person, pay any severance or termination pay (other than payments in amounts consistent with past practices or made in accordance with plans or agreements existing on the date hereof), grant any stock option (except for normal grants to employees consistent with past practices) or issue any restricted stock, or enter into or modify any agreement or plan of the type described in Section 3.8, (except for amendments to the VERITAS Plans to increase the number of shares reserved thereunder to the number set forth in Section 3.2(b) hereof and to accommodate the assumption of such Plans by Newco in the Merger);

        (h) except as required by GAAP, change accounting methods;

        (i) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock (other than pursuant to arrangements with terminated employees or consultants in the ordinary course of business, consistent with past practice);

                                     A-1-35

        (j) amend or terminate any contract, agreement or license to which it is a party except those amended or terminated in the ordinary course of its business, consistent with past practice, and which are not material in amount or effect;

        (k) lend any amount to any person or entity, other than (i) advances for travel and expenses which are incurred in the ordinary course of business, consistent with past practice, not material in amount and documented by receipts for the claimed amounts, or (ii) any loans pursuant to any VERITAS Section 401(a) Plan;

        (l) guarantee or act as a surety for any obligation except for obligations of Newco or any of the VERITAS Subsidiaries in amounts that are not material to the financial condition of VERITAS, Newco and the VERITAS Subsidiaries, taken as a whole;

        (m) waive or release any right or claim except for the waiver or release of non-material claims in the ordinary course of business, consistent with past practice, or the waiver or release of rights or claims described in the VERITAS Disclosure Letter;

        (n) except in connection with the any transaction described in the VERITAS Disclosure Letter, issue or sell any shares of its capital stock of any class (except upon the exercise of an option or warrant currently outstanding or permitted to be granted by Section 5.3(g)), or any other of its securities, or issue or create any warrants, obligations, subscriptions, options (except as expressly permitted by Section 5.3(g)), convertible securities or other commitments to issue shares of capital stock, or accelerate the vesting or change any other term of any outstanding option or other security;

        (o) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization or agreement affecting the number or rights of outstanding shares of its capital stock of any class or affecting any other of its securities;

        (p) merge, consolidate or reorganize with, or acquire any entity that would preclude or interfere with the Merger;

        (q) amend its Articles of Incorporation or Bylaws, or amend the Certificate of Incorporation or Bylaws of Newco, except in connection with any transaction described in the VERITAS Disclosure Letter;

        (r) license any VERITAS IP Rights except in the ordinary course of business, consistent with past practice;

        (s) agree to any audit assessment by any Tax authority;

        (t) materially change any insurance coverage or issue any certificates of insurance except in the ordinary course of business consistent with past practices;

        (u) take any action, or permit any action within VERITAS' control, which would (i) prevent the Merger from qualifying as a tax-free reorganization under
Section 368(a)(1)(A) of the Code, (ii) prevent the Merger from qualifying for accounting as a pooling of interests, or fail to use its reasonable best efforts to prevent any of its officers or directors from taking or permitting any such action or (iii) result in a failure to maintain the trading of VERITAS Common Stock on the Nasdaq Stock Market without causing such stock to be listed on the New York Stock Exchange or the American Stock Exchange at or prior to the termination of its trading on the Nasdaq Stock Market, or fail to use its reasonable best efforts to prevent its officers or directors from taking or permitting such action;

        (v) provide or publish to its shareholders any material which might constitute an unauthorized "prospectus" within the meaning of the Securities Act; or

        (w) agree to take, or permit Newco or any VERITAS Subsidiary to take or agree to take, or enter into negotiations with respect to, any of the actions described in the preceding clauses in this Section 5.3.

     5.4 SHAREHOLDER APPROVAL. VERITAS will call the VERITAS Shareholders Meeting, to be held within 45 days after the Form S-4 shall have been declared effective by the SEC, to submit the Merger and related matters for the consideration and approval of the VERITAS shareholders. Subject to the fiduciary

                                     A-1-36
obligations of VERITAS' directors and officers and to VERITAS' legal disclosure obligations, the Prospectus/Proxy Statement will include a statement to the effect that VERITAS' Board of Directors has recommended that VERITAS shareholders vote in favor of the Merger. Such meeting will be called, held and conducted, and any proxies will be solicited, in compliance with applicable law.

     5.5  VERITAS AFFILIATE AGREEMENTS.

        (a) Affiliate Agreement. Concurrently with the execution of this Agreement, VERITAS shall cause each of those persons who may be deemed to be, in VERITAS' reasonable judgment, an "affiliate" (within the meaning of Rule 145 of the rules and regulations promulgated by the SEC under the Securities Act ("Rule 145")) of VERITAS, which persons are all listed on Exhibit 5.5(a) hereto, to sign and deliver to OpenVision an Affiliate Agreement in the form of Exhibit 5.5(b) hereto (the "VERITAS Affiliate Agreements") agreeing that such persons
(a) will have no present intent to dispose of more than fifty percent (50%) of the Newco Common Stock received in the Merger; and (b) will make no disposition of VERITAS Common Stock, or the Newco Common Stock received in exchange therefor: (i) in the 30 day period prior to the Closing Date; (ii) after the Closing Date until Newco shall have publicly released its first report of quarterly financial statements that include the combined financial results of Newco, OpenVision and VERITAS for a period of at least 30 days of combined operations; or (iii) except in compliance with SEC Rule 145(d), pursuant to another available exemption from the registration requirements under the Securities Act or in a registered offering. Newco shall be entitled to place legends on the certificates evidencing any Newco Common Stock to be received by such VERITAS affiliates pursuant to the terms of this Agreement and the VERITAS Agreement of Merger, and to issue appropriate stop transfer instructions to the transfer agent for Newco Common Stock, consistent with the terms of such VERITAS Affiliate Agreements, whether or not such VERITAS Affiliate Agreements are actually delivered to OpenVision.

        (b) Voting Agreement. Concurrently with the execution of this Agreement, each of the persons listed in Exhibit 5.5(a) will sign and deliver to OpenVision a Voting Agreement in the form of Exhibit 5.5(c) hereto (the "VERITAS Voting Agreement") agreeing that such persons will vote in favor of the Merger at the VERITAS Stockholder Meeting.

     5.6  LETTER OF VERITAS' ACCOUNTANTS.

        (a) VERITAS shall use its reasonable best efforts to cause to be delivered a letter of Ernst & Young LLP, VERITAS' independent auditors, dated a date within five business days following the date of this Agreement, stating that firm's written concurrence with VERITAS management's and the OpenVision management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16, if closed and consummated in accordance with this Agreement.

        (b) VERITAS shall use its reasonable best efforts to cause to be delivered to OpenVision a letter of Ernst & Young LLP, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to OpenVision, in form and substance reasonably satisfactory to OpenVision and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     5.7 PROSPECTUS/PROXY STATEMENT. VERITAS will mail to its shareholders in a timely manner, for the purpose of considering and voting upon the Merger at the VERITAS Shareholders Meeting, the Prospectus/Proxy Statement in the Form S-4. VERITAS and Newco will prepare and file the Proxy Statement/Prospectus with the SEC as promptly as practicable, and each will use its respective best reasonable efforts to cause the Form S-4 to become effective as soon after such filing as practicable. In this regard, VERITAS and Newco will advise OpenVision promptly as to the time at which the Form S-4 becomes effective and of the issuance by the SEC of any stop order suspending the effectiveness of the Form S-4 or the initiation of any proceedings for such purpose and each will use its respective reasonable best efforts to prevent the issuance of any stop order and to obtain as soon as possible the lifting thereof, if issued. Until the Effective Time, VERITAS and Newco will advise OpenVision promptly of any requirement of the SEC for any amendment or supplement of the Form S-4 or for additional information, and will not at any time file any

                                     A-1-37
amendment of or supplement to the prospectus contained therein (or to the prospectus filled pursuant to Rule 424(b) of the SEC) (the "Prospectus") which shall not have been previously submitted to OpenVision in reasonable time prior to the proposed filing thereof or to which OpenVision shall reasonably object or which is not in compliance in all material respects with the Securities Act and the rules and regulations issued by the SEC thereunder. None of the information relating to VERITAS or Newco (or, to VERITAS' or Newco's knowledge, any other person, contained in any document, certificate or other writing furnished or to be furnished by VERITAS) included in (i) the Prospectus/Proxy Statement at the time the Prospectus/Proxy Statement is mailed or at the time of the meeting of VERITAS shareholders to vote on the Merger or at the time of the meeting of the stockholders of OpenVision to vote on the Merger or at the Effective Time, as then amended or supplemented, or (ii) the Form S-4 at the time the Form S-4 becomes effective or at the Effective Time, as then amended or supplemented, will contain any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading or necessary to correct any statement which has become false or misleading in any earlier communication with respect to the solicitation of proxies for the OpenVision and VERITAS stockholder meetings. From and after the date the Form S-4 becomes effective and until the Effective Time, if any event known to VERITAS or Newco occurs as a result of which the Prospectus would include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or if it is necessary at any time to amend the Form S-4 or the Prospectus to comply with the Securities Act, VERITAS and Newco will promptly notify OpenVision and will prepare an amended or supplemented Form S-4 or Prospectus which will correct such statement or omission and will use its reasonable best efforts to cause any such amendment to become effective as promptly as possible. The Prospectus/Proxy Statement, as it relates to VERITAS and Newco, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder in effect at the time the Prospectus/Proxy Statement is mailed.

     5.8 STATE SECURITIES LAW COMPLIANCE. VERITAS and Newco shall use their respective reasonable best efforts to (i) qualify the Newco Common Stock to be issued pursuant to the Merger under the state securities or "blue sky" laws of every jurisdiction of the United States in which (a) any registered stockholder of OpenVision has an address on the records of OpenVision's transfer agent on the record date for determining the OpenVision stockholders entitled to notice of and to vote on the Merger, (b) any registered shareholder of VERITAS has an address on the records of VERITAS' transfer agent on the record date for determining the VERITAS shareholders entitled to notice of and to vote on the Merger, and (c) a Nasdaq Stock Market or other exemption from the qualification requirements under such laws is unavailable, and (ii) qualify the Stock Rights to be assumed by VERITAS pursuant to Sections 1.8 and 1.9 hereof under the state securities or "blue sky" laws of every jurisdiction of the United States in which (a) the records of VERITAS or OpenVision, as of the Closing Date, indicate that a holder of such Stock Rights resides and (b) a Nasdaq Stock Market or other exemption from the qualification requirements under such laws is unavailable;

     5.9 REGULATORY APPROVALS. VERITAS and Newco will promptly execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign which may be reasonably required, or which OpenVision may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. VERITAS and Newco will each use its respective reasonable best efforts to promptly obtain all such authorizations, approvals and consents. Without limiting the generality of the foregoing, as promptly as practicable after the execution of this Agreement, VERITAS and Newco shall file with the FTC and the DOJ a pre-merger notification report under the HSR Act.

     5.10 NECESSARY CONSENTS. VERITAS and Newco will each use its respective reasonable best efforts to obtain such written consents and to take such other actions as may be necessary or appropriate in addition to those set forth in
Section 5.9 to allow the consummation of the transactions contemplated hereby and to allow the VERITAS Surviving Corporation to carry on VERITAS' business after the Effective Time.

     5.11 ACCESS TO INFORMATION. VERITAS will allow OpenVision and its agents reasonable access to the files, books, records and offices of VERITAS, Newco and each VERITAS Subsidiary, including, without limitation, any and all information relating to VERITAS Taxes, commitments, contracts, leases, licenses and

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real, personal and intangible property and financial condition. VERITAS will use its reasonable best efforts to cause its accountants to cooperate with OpenVision and its agents in making available to OpenVision all financial information reasonably requested, including, without limitation, the right to examine all working papers pertaining to all Tax returns and financial statements prepared or audited by such accountants.

     5.12 SATISFACTION OF CONDITIONS PRECEDENT. VERITAS and Newco will each use its respective reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Section 7 and to cause the Merger and the other transactions contemplated by this Agreement to be consummated.

     5.13 OPENVISION EMPLOYEE PLANS AND BENEFIT ARRANGEMENTS; SEVERANCE. The OpenVision Employee Plans and OpenVision Benefit Arrangements listed in the OpenVision Disclosure Letter that are in effect at the date of this Agreement shall, to the extent practicable, remain in effect until OpenVision employees are allowed to participate in comparable VERITAS Employee Plans and VERITAS Benefit Arrangements. Newco will use reasonable efforts to arrange that, as soon as practicable after the Effective Time, the VERITAS Benefit Arrangements and VERITAS Employee Plans provide the same or a comparable benefit or plan to each employee of OpenVision as is provided to VERITAS' employees who are similarly situated. The VERITAS Benefit Arrangements and VERITAS Employee Plans shall give full credit for each participant's period of service with OpenVision and each ERISA Affiliate prior to the Effective Time for all purposes for which such service was recognized under OpenVision Benefit Arrangements or OpenVision Employee Plans prior to the Effective Time. From and after the Effective Time, Newco shall provide all employees of OpenVision and its ERISA Affiliates with the opportunity to participate in any employee stock option or other incentive compensation plan of Newco and its ERISA Affiliates on substantially the same terms and subject to substantially the same conditions as are available to similarly situated employees of VERITAS.

     5.14  INDEMNIFICATION AND INSURANCE.

        (a) OpenVision Rights.

           (i) The Certificate of Incorporation and Bylaws of the OpenVision Surviving Corporation shall contain the provisions with respect to indemnification and limitation of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of OpenVision on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of ten years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of OpenVision, unless such modification is required by law.

           (ii) From and after the Effective Time, Newco and the OpenVision Surviving Corporation shall honor, in all respects, all of the indemnity agreements entered into prior to the date hereof by OpenVision with its respective officers and directors, copies of which have been provided to VERITAS or to its counsel, whether or not such persons continue in their positions with Newco or the OpenVision Surviving Corporation following the Effective Time. Following the Effective Time, VERITAS' form of indemnification agreement shall be adopted as the form of indemnification agreement for Newco and the OpenVision Surviving Corporation and all continuing officers and directors of Newco or the OpenVision Surviving Corporation shall be afforded the opportunity to enter into such indemnification agreement, and shall be covered by such directors' and officers' liability insurance policies as Newco shall have in effect from time to time.

           (iii) After the Effective Time, Newco and the OpenVision Surviving Corporation will, jointly and severally, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director or officer of OpenVision or any OpenVision subsidiary (collectively, for purposes of Section 5.14(a), the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of OpenVision arising out of or pertaining to the transactions contemplated by this Agreement for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether

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arising before or after the Effective Time), (a) any counsel retained for the defense of the Indemnified Parties for any period after the Effective Time will be reasonably satisfactory to the Indemnified Parties, (b) after the Effective Time, the OpenVision Surviving Corporation will pay the reasonable fees and expenses of such counsel promptly after statements therefor are received, and
(c) the OpenVision Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the OpenVision Surviving Corporation will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims. The Indemnified Parties as a group may be defended by only one law firm (in addition to local counsel) with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

           (iv) For the entire period from and after the Effective Time until at least six years after the Effective Time, Newco will cause the OpenVision Surviving Corporation to use its commercially reasonable efforts to maintain in effect directors' and officers' liability insurance covering those persons who are currently covered by OpenVision's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to VERITAS) of at least the same coverage and amounts, containing terms that are no less advantageous with respect to claims arising at or before the Effective Time than OpenVision's policies in effect immediately prior to the Effective Time to those applicable to the then current directors and officers of Newco and the VERITAS Surviving Corporation; provided, however, that in no event shall Newco or the OpenVision Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by OpenVision for such coverage in which event Newco shall purchase such coverage as is available for such 150% of such annual premium.

           (v) Newco and the OpenVision Surviving Corporation shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity and other obligations provided for in this
Section 5.14(a).

        (b) VERITAS Rights.

           (i) The Articles of Incorporation and Bylaws of the VERITAS Surviving Corporation shall contain the provisions with respect to indemnification and limitation of liability for monetary damages set forth in the Articles of Incorporation and Bylaws of VERITAS on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of ten years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of VERITAS, unless such modification is required by law.

           (ii) From and after the Effective Time, Newco and the VERITAS Surviving Corporation shall honor, in all respects, all of the indemnity agreements entered into prior to the date hereof by VERITAS with its respective officers and directors, whether or not such persons continue in their positions with Newco or the VERITAS Surviving Corporation following the Effective Time. Following the Effective Time, VERITAS' form of indemnification agreement shall be adopted as the form of indemnification agreement for Newco and the VERITAS Surviving Corporation and all continuing officers and directors of Newco or the VERITAS Surviving Corporation shall be afforded the opportunity to enter into such indemnification agreement, and shall be covered by such directors' and officers' liability insurance policies as Newco shall have in effect from time to time.

           (iii) After the Effective Time, Newco and the VERITAS Surviving Corporation will, jointly and severally, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director or officer of VERITAS or any of its subsidiaries (collectively, for purposes of Section 5.14(b), the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of VERITAS arising out of or pertaining to the transactions contemplated by this Agreement for a period of six

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

years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (a) any counsel retained for the defense of the Indemnified Parties for any period after the Effective Time will be reasonably satisfactory to the Indemnified Parties, (b) after the Effective Time, the VERITAS Surviving Corporation will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (c) the VERITAS Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the VERITAS Surviving Corporation will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims. The Indemnified Parties as a group may be defended by only one law firm (in addition to local counsel) with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

           (iv) For the entire period from and after the Effective Time until at least six years after the Effective Time, Newco will cause the VERITAS Surviving Corporation to use its commercially reasonable efforts to maintain in effect directors' and officers' liability insurance covering those persons who are currently covered by VERITAS' directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to OpenVision) of at least the same coverage and amounts, containing terms that are no less advantageous with respect to claims arising at or before the Effective Time than VERITAS' policies in effect immediately prior to the Effective Time to those applicable to the then current directors and officers of Newco and the VERITAS Surviving Corporation; provided, however, that in no event shall Newco or the VERITAS Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by VERITAS for such coverage in which event Newco shall purchase such coverage as is available for such 150% of such annual premium.

           (v) Newco and the VERITAS Surviving Corporation shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity and other obligations provided for in this
Section 5.14(b).

        (c) In the event Newco, the OpenVision Surviving Corporation or the VERITAS Surviving Corporation or any of their respective successors or assigns
(a) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers or conveys all or a substantial portion of its properties or assets to any person or entity, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 5.14(c), proper provision shall be made so that the successors and the assigns of Newco, the OpenVision Surviving Corporation and the VERITAS Surviving Corporation assume the obligations set forth in this Section 5.14.

        (d) The provisions of this Section 5.14 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each officer and director of OpenVision or VERITAS described in Sections 5.14(a)(i) and 5.14(b)(i) and his or her heirs and representatives.

     5.15 REGISTRATION RIGHTS AGREEMENT. Prior to the Effective Time, Newco, OpenVision and the stockholders of OpenVision listed under Section 5.15 of the OpenVision Disclosure Letter shall enter into a Registration Rights Agreement in the form attached hereto as Exhibit 5.15 (the "Registration Rights Agreement").

     5.16 EMPLOYEE MATTERS. Prior to the Effective Time, VERITAS, Newco and OpenVision shall mutually agree upon an integration plan relating to the Merger which shall include, among other things, provisions relating to compensation and other equity incentives for employees of OpenVision.

     5.17 BOARD REPRESENTATION. Newco shall appoint Geoffrey W. Squire and William H. Janeway to Newco's Board of Directors as of the Effective Time. In addition, at the Effective Time, Newco shall execute a Nomination Agreement in the form attached hereto as Exhibit 5.17 (the "Nomination Agreement") providing for the following rights of Warburg:

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

        (a) provided that Warburg holds a number of shares of Newco Common Stock in excess of fifteen percent (15%) of the outstanding Common Stock of Newco, Newco shall nominate, in connection with each stockholder solicitation relating to the election of directors, two candidates selected by Warburg, consisting of one representative of Warburg and one independent person reasonably acceptable to Newco; or

        (b) provided that Warburg holds a number of shares of Newco Common Stock equal to or less than fifteen percent (15%) but exceeding five percent (5%) of the outstanding Common Stock of Newco, Newco shall nominate one candidate selected by Warburg.

        At such time as Warburg ceases to hold in excess of five percent (5%) of the outstanding Common Stock of Newco, the Nomination Agreement will terminate and will have no further force or effect.

6. CLOSING MATTERS

     6.1 THE CLOSING. Subject to the termination of this Agreement as provided in Section 9 below, the Closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Fenwick & West, Two Palo Alto Square, Palo Alto, California 94306 on a date (the "Closing Date") and at a time to be mutually agreed upon by the parties, which date shall be as soon as practicable after the OpenVision Stockholders Meeting and the VERITAS Shareholders Meeting and, in any event, no later than the third business day after all conditions to Closing set forth herein shall have been satisfied or waived, unless another place, time and date is mutually selected by OpenVision and VERITAS. Concurrently with the Closing, the Agreements of Merger will be filed in the offices of the Secretary of the State of Delaware and the VERITAS Agreement of Merger shall be filed in the offices of the Secretary of State of the State of California.

     6.2  EXCHANGE OF CERTIFICATES.

        (a) Exchange Agent. ChaseMellon Shareholder Services LLC shall act as exchange agent (the "Exchange Agent") in the Merger. Promptly after the Effective Time, Newco shall deposit with the Exchange Agent, for the benefit of the holders of shares of VERITAS Common Stock and OpenVision Common Stock, for exchange in accordance with this Agreement and the Agreements of Merger, certificates representing the shares of Newco Common Stock (such shares of Newco Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to this Agreement and the Agreements of Merger, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.7, in exchange for outstanding shares of VERITAS Common Stock and OpenVision Common Stock.

        (b) Exchange Procedures. As soon as practicable after the Effective Time, Newco shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of OpenVision Common Stock (including persons who purchase OpenVision Common Stock prior to the Effective Time upon exercise of OpenVision Stock Purchase Plan Options in accordance with Section 1.9(b)) (collectively, the "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as VERITAS and OpenVision may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Newco Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Newco Common Stock and cash in lieu of fractional shares which such holder has the right to receive pursuant to the provisions of this Agreement and the Agreements of Merger, and the Certificate so surrendered shall forthwith be canceled. Certificates which immediately prior to the Effective Time represented issued and outstanding shares of VERITAS Common Stock do not need to be delivered to the Exchange Agent and from and after the Effective Time, such certificates shall be deemed to evidence the ownership of an equal number of full shares of Newco Common Stock. In the event of a transfer of ownership of shares of OpenVision Common Stock which is not registered on the transfer records of VERITAS or

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

OpenVision, respectively, a certificate representing the proper number of shares of Newco Common Stock may be issued to a transferee if the Certificate representing such VERITAS Common Stock or OpenVision Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 6.2 and the Agreements of Merger, each Certificate shall be deemed, on and after the Effective Time, to evidence the ownership of the number of full shares of Newco Common Stock into which such shares of OpenVision Common Stock shall have been so converted and the right to receive an amount in lieu of any fractional shares of Newco Common Stock as contemplated by Section 1.7, the Agreements of Merger and the Delaware Law.

        (c) Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Newco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Newco Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.7 and the OpenVision Agreement of Merger, until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Newco Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Newco Common Stock to which such holder is entitled pursuant to Section 1.7 and the OpenVision Agreement of Merger and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Newco Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Newco Common Stock.

        (d) No Further Ownership Rights in OpenVision Common Stock. All shares of Newco Common Stock issued upon the surrender for exchange of shares of OpenVision Common Stock in accordance with the terms of this Agreement and the OpenVision Agreement of Merger (including any cash paid pursuant to Section 1.7 and Section 6.2(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of OpenVision Common Stock. After the Effective Time there shall be no further registration of transfers on the stock transfer books of (i) the VERITAS Surviving Corporation of the shares of VERITAS Common Stock, or (ii) the OpenVision Surviving Corporation of the shares of OpenVision Common Stock, which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the OpenVision Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 6.2 and the Agreements of Merger.

        (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the stockholders of OpenVision six months after the Effective Time shall be delivered to Newco, upon demand, and any former stockholders of OpenVision who have not theretofore complied with this Section
6.2 and the OpenVision Agreement of Merger shall thereafter look only to Newco for payment of their claim for Newco Common Stock, any cash in lieu of fractional shares of Newco Common Stock and any dividends or distributions with respect to Newco Common Stock.

        (f) No Liability. Neither the Exchange Agent, Newco, VERITAS or OpenVision shall be liable to any holder of shares of OpenVision Common Stock or Newco Common Stock, as the case may be, for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (g) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and the posting of reasonable bond therefor, such shares of Newco Common Stock, cash for fractional shares, if any, as may be required pursuant to Section 1.7 and any dividends or distributions payable pursuant to Section 6.2(c).

     6.3  ASSUMPTION OF OPTIONS. Promptly after the Effective Time, Newco shall
(a) notify in writing each holder of a Stock Right of the assumption of such Stock Right by Newco, the number of shares of Newco Common Stock that are then subject to such Stock Right and the exercise price or purchase price of such

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

Stock Right, as determined pursuant to Sections 1.8 and 1.9 hereof, and (b) file the Form S-8 to register the Stock Rights.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF OPENVISION

     The obligations of OpenVision hereunder are subject to the fulfillment or satisfaction on or before the Closing of each of the following conditions (any one or more of which may be waived by OpenVision, but only in a writing signed by OpenVision):

     7.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of VERITAS and Newco set forth in Section 3 (as qualified by the VERITAS Disclosure Letter) shall be true and accurate on and as of the Closing Date, except for changes contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if they had been made at the Closing, except, in all such cases, where such breaches of such representations and warranties, individually or in the aggregate, have not resulted in, nor reasonably would be expected to result in liabilities amounting in the aggregate to in excess of $5,000,000 or, have not substantially impaired nor reasonably would be expected to substantially impair, VERITAS' ability after the Closing to continue to develop, produce, sell and distribute the products and services that are material to VERITAS' business in substantially the same manner as it has prior to the date of this Agreement, and OpenVision shall receive certificates to such effect executed by each of VERITAS' Chief Executive Officer and Newco's Chief Executive Officer.

     7.2 COVENANTS. VERITAS and Newco shall have performed and complied in all material respects with all of their respective covenants contained in Section 5 on or before the Closing, and OpenVision shall receive certificates to such effect executed by each of VERITAS' Chief Executive Officer and Newco's Chief Executive Officer.

     7.3 ABSENCE OF SUBSTANTIAL MATERIAL ADVERSE CHANGE. There shall not have been any Substantial Material Adverse Change since the date of this Agreement. "Substantial Material Adverse Change" shall be deemed to have occurred only in the event that, prior to the Effective Time, there shall occur any event or change which, individually or in the aggregate of all such events or changes, have resulted, or reasonably would be expected to result in, a substantial impairment to VERITAS' ability after the Closing to continue to develop, produce, sell and distribute the products and services that are material to VERITAS' business in substantially the same manner as it has prior to the date of this Agreement.

     7.4 COMPLIANCE WITH LAW. There shall be no order, decree or ruling by any governmental agency which would prohibit or render illegal the transactions contemplated by this Agreement.

     7.5 CONSENTS. There shall have been obtained on or before the Closing the permits and authorizations listed on Exhibit 7.5 hereto, and VERITAS shall have received the written consents, assignments, waivers, authorizations and other certificates also listed on Exhibit 7.5.

     7.6 FORM S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop-order or proceedings seeking a stop-order and the Prospectus/Proxy Statement shall on the Closing Date not be subject to any proceedings commenced or overtly threatened by the SEC.

     7.7 OPINION OF VERITAS AND NEWCO'S COUNSEL. OpenVision shall have received from Fenwick & West LLP, counsel to VERITAS and Newco, an opinion substantially in the form of Exhibit 7.7.

     7.8 OPENVISION STOCKHOLDER APPROVAL. The principal terms of this Agreement and the Merger shall have been approved and adopted by the OpenVision stockholders in accordance with applicable law and OpenVision's Certificate of Incorporation and Bylaws.

     7.9 VERITAS SHAREHOLDER APPROVAL. The principal terms of this Agreement and the Merger shall have been approved and adopted by the VERITAS shareholders in accordance with applicable law and VERITAS' Articles of Incorporation and Bylaws. Holders of no more than 5% of the outstanding shares of VERITAS Common Stock shall be eligible to exercise dissenter's rights under Chapter 13 of the CGCL.

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

     7.10 NO LEGAL ACTION. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any federal or state court and remain in effect.

     7.11 TAX OPINION. Each of VERITAS and OpenVision shall have received an opinion in form and substance satisfactory to them from their respective counsel, to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368 of the Code, provided that if the respective counsel to VERITAS or OpenVision does not render such opinion, this condition shall nonetheless be deemed satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties shall make representations related to the VERITAS and OpenVision tax opinions, which representations counsel may rely upon.

     7.12 ELECTION OF OPENVISION DESIGNEES TO THE BOARD OF DIRECTORS OF NEWCO. The Board of Directors of Newco shall have taken appropriate action to elect Geoffrey W. Squire and William H. Janeway to the Board of Directors of Newco, effective upon the Effective Time.

     7.13 POOLING OPINION. OpenVision shall have received from Ernst & Young LLP an opinion, in form and substance satisfactory to OpenVision, dated as of the Closing that the Merger will be treated as a "pooling of interests" in accordance with GAAP and all published rules, regulations and policies of the SEC.

     7.14 NASDAQ LISTING. The Newco Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq Stock Market, subject to notice of issuance.

     7.15 INCORPORATION OF NEW DELAWARE COMPANIES. Newco shall have formed VERITAS Sub and OpenVision Sub prior to the Closing Date, which corporations shall be duly organized, validly existing and in good standing under the laws of Delaware and which corporations shall have been formed solely for the purpose of the transactions hereunder and shall not have engaged in any business activities during the period from incorporation to the Closing Date. OpenVision shall receive a certificate to such effect signed by Newco's Chief Executive Officer.

8. CONDITIONS PRECEDENT TO OBLIGATIONS OF VERITAS AND NEWCO

     The obligations of VERITAS and Newco hereunder are subject to the fulfillment or satisfaction on or before the Closing of each of the following conditions (any one or more of which may be waived by VERITAS, but only in a writing signed by VERITAS):

     8.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of OpenVision set forth in Section 2 (as qualified by the OpenVision Disclosure Letter) shall be true and accurate on and as of the Closing Date, except for changes contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date) with the same force and effect as if they had been made at the Closing, except in all such cases, where such breaches of such representations and warranties, individually or in the aggregate, have not resulted in, nor reasonably would be expected to result in, liabilities amounting in the aggregate to in excess of $5,000,000, or have not substantially impaired, nor reasonably would be expected to substantially impair, OpenVision's ability after the Closing to continue to develop, produce, sell and distribute the products and services that are material to OpenVision's business in substantially the same manner as it has prior to the date of this Agreement, and VERITAS shall receive a certificate to such effect executed by OpenVision's Chief Executive Officer and Chief Financial Officer.

     8.2 COVENANTS. OpenVision shall have performed and complied in all material respects with all of its covenants contained in Section 4 on or before the Closing, and VERITAS shall receive a certificate to such effect signed by OpenVision's Chief Executive Officer and Chief Financial Officer.

     8.3 ABSENCE OF SUBSTANTIAL MATERIAL ADVERSE CHANGE. There shall not have been any Substantial Material Adverse Change since the date of the Agreement. "Substantial Material Adverse Change" shall be deemed to have occurred only in the event that prior to the Effective Time there shall occur any event or change which, individually or in the aggregate of all such events or changes, have resulted, or reasonably

                                     A-1-45
would be expected to result in, a substantial impairment to OpenVision's ability after the Closing to continue to develop, produce, sell and distribute the products and services that are material to OpenVision's business in substantially the same manner as it has prior to the date of this Agreement.

     8.4 COMPLIANCE WITH LAW. There shall be no order, decree or ruling by any court or governmental agency which would prohibit or render illegal the transactions contemplated by this Agreement.

     8.5 CONSENTS. There shall have been obtained on or before the Closing the permits and authorizations listed on Exhibit 8.5 hereto, and OpenVision shall have received the written consents, assignments, waivers, authorizations and other certificates also listed on Exhibit 8.5.

     8.6 FORM S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop-order or proceedings seeking a stop-order and the Prospectus/Proxy Statement shall on the Closing Date not be subject to any proceedings commenced or overtly threatened by the SEC.

     8.7 OPINION OF OPENVISION'S COUNSEL. VERITAS shall have received from Wilson, Sonsini, Goodrich & Rosati, P.C., counsel to OpenVision, an opinion substantially in the form of Exhibit 8.7.

     8.8 VERITAS SHAREHOLDER APPROVAL. The principal terms of this Agreement and the Merger shall have been approved and adopted by the VERITAS shareholders in accordance with applicable law and VERITAS' Articles of Incorporation and Bylaws. Holders of no more than five percent of the outstanding shares of VERITAS Common Stock shall be eligible to exercise dissenters' rights.

     8.9 OPENVISION STOCKHOLDER APPROVAL. The principal terms of this Agreement and the Merger shall have been approved and adopted by the OpenVision stockholders in accordance with applicable law and OpenVision's Certificate of Incorporation and Bylaws.

     8.10 NO LEGAL ACTION. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any federal or state court and remain in effect.

     8.11 TAX OPINION. Each of VERITAS and OpenVision shall have received an opinion in form and substance satisfactory to them from their respective counsel to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368 of the Code, provided that if the respective counsel to VERITAS or OpenVision does not render such opinion, this condition shall nonetheless be deemed satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties shall make representations related to the VERITAS and OpenVision tax opinions, which representations counsel may rely upon.

     8.12 POOLING OPINION. VERITAS shall have received from Ernst & Young LLP an opinion, in form and substance satisfactory to VERITAS, dated as of the Closing that the Merger will be treated as a "pooling of interests" in accordance with GAAP and all published rules, regulations and policies of the SEC.

9. TERMINATION OF AGREEMENT

     9.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of VERITAS or OpenVision:

        (a) by mutual written agreement of OpenVision and VERITAS;

        (b) by OpenVision, if there has been a breach by VERITAS or Newco of any representation or warranty set forth in this Agreement on the part of VERITAS or Newco, and, as a result of such breach, the conditions set forth in Section 7.1 would not then be satisfied, and which VERITAS or Newco fails to cure within ten
(10) business days after notice thereof from OpenVision (except that no cure period shall be provided for a breach by VERITAS or Newco which by its nature cannot be cured);

        (c) by OpenVision, if there has been a breach by VERITAS or Newco of any covenant or agreement set forth in this Agreement on the part of VERITAS or Newco and as a result of such breach, the conditions set forth in Section 7.2 would not then be satisfied, and which VERITAS or Newco fails to cure

                                     A-1-46
within ten (10) business days after notice thereof from OpenVision (except that no cure period shall be provided for a breach by VERITAS or Newco which by its nature cannot be cured);

        (d) by VERITAS, if there has been a breach by OpenVision of any representation or warranty set forth in this Agreement on the part of OpenVision, and as a result of such breach, the conditions set forth in Section
8.1 would not then be satisfied, and which OpenVision fails to cure within ten
(10) business days after notice thereof from VERITAS (except that no cure period shall be provided for a breach by OpenVision which by its nature cannot be cured);

        (e) by VERITAS, if there has been a breach by OpenVision of any covenant or agreement set forth in this Agreement on the part of OpenVision, and as a result of such breach, the conditions set forth in Section 8.2 would not then be satisfied, and which OpenVision fails to cure within ten (10) business days after notice thereof from VERITAS (except that no cure period shall be provided for a breach by OpenVision which by its nature cannot be cured);

        (f) by VERITAS or OpenVision, if all the conditions for Closing the Merger shall not have been satisfied or waived on or before the Final Date (as defined below) other than as a result of a breach of this Agreement by the terminating party;

        (g) by VERITAS or OpenVision, if a permanent injunction or other order by any federal or state court which would make illegal or otherwise restrain or prohibit the consummation of the Merger shall have been issued and shall have become final and nonappealable;

        (h) by VERITAS or OpenVision, if the stockholders of OpenVision do not approve the Merger contemplated by this Agreement at the OpenVision stockholders meeting (a "OpenVision Stockholder Rejection");

        (i) by VERITAS or OpenVision, if the shareholders of VERITAS do not approve the Merger contemplated by this Agreement at the VERITAS shareholders meeting (a "VERITAS Shareholder Rejection");

        (j) by VERITAS, if (i) the OpenVision Board of Directors recommends a Superior Proposal or withdraws or modifies in any manner adverse to the consummation of the Merger, its unanimous recommendation to the OpenVision stockholders that they approve the Merger, or (ii) the condition to Closing set forth in Sections 7.13 or 8.12 is not met for any reason related to OpenVision;

        (k) by OpenVision, if (i) the VERITAS Board of Directors withdraws, or changes in any manner adverse to the consummation of the Merger, its unanimous recommendation to the VERITAS shareholders that they approve the Merger, or (ii) the condition to Closing set forth in Sections 7.13 or 8.12 is not met for any reason related to VERITAS;

        (l) by OpenVision, if the average closing price of VERITAS Common Stock, as presently constituted, as quoted on the Nasdaq Stock Market and reported in the Wall Street Journal, over the ten (10) trading days immediately preceding the date of the VERITAS Shareholder Meeting is less than $33.00 per share.

     As used herein, the Final Date shall be April 30, 1997, except that if the FTC or the DOJ issues a "second request" under the HSR Act, then the Final Date shall be extended to July 31, 1997; and except that if a temporary, preliminary or permanent injunction or other order by any Federal or state court which would prohibit or otherwise restrain consummation of the Merger shall have been issued and shall remain in effect on April 30, 1997, and such injunction shall not have become final and nonappealable, either party, by giving the other written notice thereof on or prior to April 30, 1997, may extend the time for consummation of the Merger up to and including the earlier of the date such injunction shall become final and non-appealable or July 31, 1997, so long as such party shall, at its own expense, use its reasonable best efforts to have such injunction dissolved.

     9.2  NOTICE OF TERMINATION. Any termination of this Agreement under Section
9.1 above will be effective by the delivery of notice of the terminating party to the other party hereto.

                                     A-1-47

     9.3 NO LIABILITY. Except as provided in Section 9.4 below, any termination of this Agreement in accordance with this Section 9 will be without further obligation or liability upon any party in favor of the other parties hereto other than the obligations contained in the Amended and Restated Mutual Confidential Nondisclosure Agreement dated December 11, 1996 between OpenVision and VERITAS (the "Nondisclosure Agreement"), which will survive termination of this Agreement; provided, however, that nothing herein will relieve any party from liability for any willful breach of this Agreement.

     9.4  BREAKUP FEES.

        (a) If this Agreement is terminated by OpenVision or VERITAS as a result of a OpenVision Stockholder Rejection or by VERITAS pursuant to Section 9.1(j)(i), then OpenVision shall pay to VERITAS (by wire transfer or cashier's check) a nonrefundable fee of $10,000,000 within ten (10) days of the delivery of the notice of termination to or by VERITAS pursuant to Section 9.2.

        (b) If this Agreement is terminated by OpenVision or VERITAS as a result of a VERITAS Shareholder Rejection or by OpenVision pursuant to Section 9.1(k)(i), then VERITAS shall pay to OpenVision (by wire transfer or cashier's check) a nonrefundable fee of $10,000,000 within ten (10) days of the delivery of the notice of termination to or by OpenVision pursuant to Section 9.2.

10. SURVIVAL OF REPRESENTATIONS

     10.1 NO SURVIVAL OF REPRESENTATIONS. All representations, warranties and covenants of the parties contained in this Agreement will remain operative and in full force and effect, regardless of any investigation made by or on behalf of the parties to this Agreement, until the earlier of the termination of this Agreement or the Closing Date, whereupon such representations, warranties and covenants will expire (except for covenants that by their terms survive for a longer period).

11. MISCELLANEOUS

     11.1 GOVERNING LAW. The internal laws of the State of California (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms and the interpretation and enforcement of the rights and duties of the parties hereto, except that the fiduciary duties of the directors of OpenVision and Newco shall be governed by the Delaware Law.

     11.2 ASSIGNMENT; BINDING UPON SUCCESSORS AND ASSIGNS. None of the parties hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     11.3 SEVERABILITY. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of the void or unenforceable provision.

     11.4 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all the parties reflected hereon as signatories.

     11.5 OTHER REMEDIES. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other.

     11.6 AMENDMENT AND WAIVERS. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party or parties to be bound thereby. The

                                     A-1-48
waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. The Agreement may be amended by the parties hereto at any time before or after approval of the OpenVision stockholders or the VERITAS shareholders, but, after such approval, no amendment will be made which by applicable law requires the further approval of the OpenVision stockholders or the VERITAS shareholders without obtaining such further approval.

     11.7 EXPENSES. In the event that the Merger is consummated, the expenses and fees of both parties with respect to this Agreement and the transactions contemplated hereby will be borne by Newco. In the event that the Merger is not consummated, each party will bear its respective fees and expenses incurred with respect to this Agreement and the transactions contemplated hereby; provided, however, that OpenVision and VERITAS shall share equally all fees and expenses, other than attorneys', accountants' and financial advisors' fees, incurred in connection with the printing and filing of the Form S-4 (including financial statements and exhibits) and any amendment or supplements thereto.

     11.8 ATTORNEYS' FEES. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including, without limitation, costs, expenses and fees on any appeal). The prevailing party will be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

     11.9 NOTICES. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

    If to OpenVision to:          OpenVision Technologies, Inc.
                                  7133 Koll Center Parkway, Suite 200
                                  Pleasanton, CA 94566
                                  Attention: Chief Executive Officer
                                  Telecopier: (510) 426-3603
    With a copy to:               Wilson, Sonsini, Goodrich & Rosati
                                  650 Page Mill Road
                                  Palo Alto, CA 94304
                                  Attention: Barry Taylor, Esq.
                                  Telecopier: (415) 493-6811

    And if to VERITAS or VERITAS Software Corporation

    Newco to:                     1600 Plymouth Street
                                  Mountain View, CA 94043
                                  Attention: Chief Executive Officer
                                  Telecopier: (415) 335-8455
    With a copy to:               Fenwick & West LLP
                                  Two Palo Alto Square
                                  Palo Alto, CA 94306
                                  Attention: Jacqueline A. Daunt, Esq.
                                  Telecopier: (415) 494-1417

     All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a telecopy, when the party receiving such copy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally-recognized overnight courier, on the business day following dispatch, and (d) in the case of mailing, on the third business day following such mailing.

                                     A-1-49

     11.10 CONSTRUCTION OF AGREEMENT. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. A reference to a Section or an exhibit will mean a Section in, or exhibit to, this Agreement unless otherwise explicitly set forth. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement which will be considered as a whole.

     11.11 NO JOINT VENTURE. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.

     11.12 FURTHER ASSURANCES. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

     11.13 ABSENCE OF THIRD PARTY BENEFICIARY RIGHTS. Except as otherwise provided in Sections 5.13, 5.14, 5.15, 5.17 and 11.7, no provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, stockholder, partner or any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof will be personal solely between the parties to this Agreement.

     11.14 PUBLIC ANNOUNCEMENT. Upon execution of this Agreement, VERITAS and OpenVision promptly will issue a joint press release approved by both parties announcing the Merger. Thereafter, VERITAS or OpenVision may issue such press releases, and make such other disclosures regarding the Merger, as it determines (after consultation with legal counsel) are required under applicable securities laws or NASD rules; provided that VERITAS or OpenVision shall, to the extent practicable, obtain the approval of the other party (which approval shall not be unreasonably withheld) prior to any such release or disclosure.

     11.15 ENTIRE AGREEMENT. This Agreement and the exhibits hereto constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the Nondisclosure Agreement, which shall remain in full force and effect. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

                                     A-1-50

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Reorganization as of the date first above written.

VERITAS SOFTWARE CORPORATION,                    OPENVISION TECHNOLOGIES, INC.,
a California corporation                         a Delaware corporation

By:                                              By:
    -----------------------------------------    -----------------------------------------
    Mark Leslie                                      Geoffrey W. Squire
    President and Chief Executive Officer            President and Chief Executive Officer

VERITAS SOFTWARE CORPORATION,
a Delaware corporation

By:
    -----------------------------------------
    Mark Leslie
    President

            [SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

                                     A-1-51

                                                                    APPENDIX A-2

                              AGREEMENT OF MERGER
                                       OF
                            VERITAS MERGER SUB, INC.
                                      AND
                          VERITAS SOFTWARE CORPORATION

     This Agreement of Merger (this "Agreement") is entered into as of
               , 1997 between VERITAS Software Corporation, a California corporation ("VERITAS California") and VERITAS Merger Sub, Inc., a Delaware corporation ("VERITAS Sub"), the wholly-owned subsidiary of VERITAS Software Corporation, a Delaware corporation ("VERITAS").

                                    RECITALS

     A. VERITAS, VERITAS California and OpenVision Technologies, Inc., a Delaware corporation ("OpenVision") have entered into an Agreement and Plan of Reorganization, dated as of January 13, 1997, (the "Plan"), providing for, amongst other things, the merger of VERITAS Sub, a wholly owned subsidiary of VERITAS, with and into VERITAS California ("VERITAS Merger"), such that VERITAS California will be the surviving corporation of the VERITAS Merger, in accordance with the Delaware General Corporation Law (the "Delaware Law") and the California General Corporation Law (the "California Law").

     B. The Boards of Directors of VERITAS California, VERITAS and VERITAS Sub, respectively, have determined the VERITAS Merger to be advisable and in the respective interests of VERITAS California, VERITAS and VERITAS Sub and their respective shareholders and stockholders.

     C. The Plan, this Agreement and the VERITAS Merger have been approved by VERITAS as the sole stockholder of VERITAS Sub and by the shareholders of VERITAS California.

     D. The Plan also provides for the merger (the "OpenVision Merger") of OpenVision Merger Sub, Inc., a Delaware corporation and a wholly owned-subsidiary of VERITAS ("OpenVision Sub"), with and into OpenVision. The stockholders of OpenVision will exchange their OpenVision securities for a certain number of shares of Common Stock of VERITAS pursuant to the OpenVision Merger.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and subject to the terms and conditions set forth herein and in the Plan, the parties agree as follows:

1. THE MERGER

     1.1 VERITAS MERGER. VERITAS Sub will be merged with and into VERITAS California pursuant to the terms and conditions of this Agreement and the Plan, and in accordance with applicable provisions of the California Law, and the separate existence of VERITAS Sub shall cease. VERITAS California shall be the surviving corporation in the VERITAS Merger (hereinafter sometimes referred to as the "Surviving Corporation") and its separate corporate existence, with all its purposes, objects, rights, privileges, powers and franchises, shall continue unaffected and unimpaired by the VERITAS Merger. The Surviving Corporation shall succeed, without transfer, to all of the rights, privileges, powers and franchises of VERITAS Sub and all of the debts, choses in action and other interests due or belonging to VERITAS Sub pursuant to the California Law.

     1.2 CONVERSION OF VERITAS SUB SHARES. At the Effective Time (as defined below), each share of Common Stock of VERITAS Sub (the "Sub Common Stock") issued and outstanding immediately prior to the Effective Time will, by virtue of the VERITAS Merger, and without any further action on the part of VERITAS California, VERITAS or any holder thereof, be converted into and become one share of Common Stock of the Surviving Corporation ("Surviving Corporation Common Stock"). The shares of Surviving Corporation Common Stock into which the shares of Sub Common Stock are so converted shall be the only shares of Surviving Corporation Common Stock that are issued and outstanding immediately after the Effective Time. Each certificate which immediately prior to the Effective Time represented shares of Sub

                                      A-2-1

Common Stock shall be deemed for all purposes to represent the number of shares of Surviving Corporation Common Stock into which the shares of Sub Common Stock represented by such certificate shall have been converted pursuant to this
Section 1.2.

     1.3 CONVERSION OF VERITAS CALIFORNIA SHARES. At the Effective Time, each share of VERITAS California Common Stock ("VERITAS California Common Stock"), that is issued and outstanding immediately prior to the Effective Time, will by virtue of the VERITAS Merger, and without any further action on the part of VERITAS California, VERITAS or any holder thereof, be converted into one validly issued, fully paid and nonassessable share of VERITAS Common Stock, par value $0.001 ("VERITAS Common Stock"). Shares of VERITAS California capital stock which, immediately prior to the Effective Time, are owned by VERITAS, VERITAS Sub or any other subsidiary of VERITAS, will be canceled and retired and cease to exist and will not be converted into shares of VERITAS Common Stock, cash or any other property.

     1.4 EFFECTIVE TIME. The VERITAS Merger shall become effective (the "Effective Time") at the time and date which is the later of (i) the filing of this Agreement with the Secretary of State of the State of California, (ii) the filing of this Agreement with the Secretary of State of the State of Delaware, and (iii) the filing of the Agreement of Merger to be entered into between OpenVision and OpenVision Sub with the Secretary of State of the State of Delaware.

     1.5 DISSENTING SHARES. Notwithstanding the foregoing, shares of VERITAS California Common Stock as to which dissenters' rights have been effectively asserted in accordance with the California Law, and which have not been withdrawn, shall not be exchanged pursuant to Section 1.3, but shall receive the treatment provided for pursuant to the California Law.

     1.6 FRACTIONAL SHARES. No fractional shares of VERITAS Common Stock will be issued in connection with the VERITAS Merger.

     1.7 CONVERSION OF VERITAS CALIFORNIA OPTIONS. At the Effective Time, each of the then outstanding options to purchase VERITAS California Common Stock (collectively, the "VERITAS California Options") will by virtue of the VERITAS Merger, and without any further action on the part of any holder thereof, be assumed by VERITAS and converted into an option to purchase an equivalent number of shares of VERITAS Common Stock, at an equivalent exercise price per share of VERITAS Common Stock equal to that of the VERITAS California Options.

     1.8 ASSUMPTION OF VERITAS CALIFORNIA STOCK PURCHASE PLAN OPTIONS. At the Effective Time, each then outstanding "option" (the "VERITAS California Stock Purchase Plan Options") to purchase VERITAS California Common Stock under the VERITAS California 1993 Employee Stock Purchase Plan (the "VERITAS California Stock Purchase Plan") will by virtue of the VERITAS Merger, and without any further action on the part of any holder thereof, be assumed and converted into a right to purchase an equivalent number of shares of VERITAS Common Stock on the same terms and conditions as set forth in the VERITAS California Stock Purchase Plan except that each VERITAS California Stock Purchase Plan Option shall thereafter be exercisable for VERITAS Common Stock.

     1.9 DIRECTORS AND OFFICERS. The directors and officers of VERITAS Sub at the Effective Time shall become the directors and officers of VERITAS California after the Effective Time. Such directors and officers shall hold their position as directors and officers until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the Bylaws of VERITAS California.

     1.10 FURTHER ASSIGNMENTS. After the Effective Time, VERITAS and its officers and directors may execute and deliver such deeds, assignments and assurances and do all other things necessary or desirable to vest, perfect or confirm title to VERITAS Sub's property or rights in VERITAS California and otherwise to carry out the purposes of the Plan in the name of VERITAS Sub or otherwise.

     1.11 FURTHER EFFECTS OF THE VERITAS MERGER. At the Effective Time: (a) the Amended and Restated Articles of Incorporation of VERITAS California shall be amended to read as set forth in Exhibit A attached

                                      A-2-2
hereto and will be the Articles of Incorporation of the Surviving Corporation;
(b) the Bylaws of VERITAS California immediately prior to the Effective Time will be the Bylaws of the Surviving Corporation; (c) each share of Sub Common Stock outstanding immediately prior to the Effective Time will be converted as provided in Section 1.1; (d) each share of VERITAS California Common Stock, each VERITAS California Option and each VERITAS California Stock Purchase Plan Option outstanding immediately prior to the Effective Time will be assumed and converted as provided in Sections 1.2, 1.7 and 1.8; and (e) the VERITAS Merger will, from and after the Effective Time, have all of the effects provided by applicable law, including, without limitation, the California Law.

     1.12 NO EXCHANGE OF CERTIFICATES. From and after the Effective Time, certificates which immediately prior to the Effective Time represented issued and outstanding shares of VERITAS California Common Stock shall be deemed to evidence the ownership of the equivalent number of full shares of VERITAS Common Stock.

2. MISCELLANEOUS

     2.1 PLAN. The Plan and this Agreement are intended to be construed together in order to effectuate their purposes.

     2.2 TERMINATION. Notwithstanding the approval of this Agreement by the shareholders or stockholders of VERITAS California, VERITAS Sub and VERITAS, this Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of VERITAS California, VERITAS and VERITAS Sub. Notwithstanding the approval of this Agreement by the shareholders or stockholders of VERITAS California, VERITAS Sub and VERITAS, this Agreement will terminate forthwith in the event that the Plan is terminated in accordance with its terms. In the event of the termination of this Agreement as provided above, this Agreement will forthwith become void and there will be no liability on the part of either VERITAS, VERITAS California, VERITAS Sub or OpenVision or their respective officers and directors, except as otherwise provided in the Plan.

     2.3 AMENDMENT. This Agreement may be amended by the parties hereto at any time before or after approval by the stockholders of VERITAS, or shareholders of VERITAS California, but, after such approval, no amendment will be made which, by applicable law, requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of VERITAS California and VERITAS Sub.

     2.4 ASSIGNMENT; BINDING UPON SUCCESSORS AND ASSIGNS. No party may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     2.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California (irrespective of its choice of law principles).

     2.6 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument.

                                      A-2-3

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

VERITAS SOFTWARE CORPORATION                     VERITAS MERGER SUB, INC.

By:                                              By:
    President and Chief Executive Officer        President and Chief Executive Officer

Attest                                           Attest

By:                                              By:
    Secretary                                    Secretary

                     SIGNATURE PAGE TO AGREEMENT OF MERGER

                                      A-2-4

                                   EXHIBIT A

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                        OF VERITAS SOFTWARE CORPORATION

                                   ARTICLE I

     The name of this corporation is VERITAS Software Corporation.

                                   ARTICLE II

     The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

                                  ARTICLE III

     This corporation is authorized to issue only one class of shares of stock, which shall be designated "Common Stock" and which shall have no par value; and the total number of shares which this corporation is authorized to issue is One Thousand (1,000) shares.

                                   ARTICLE IV

     The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Unless applicable law otherwise provides, any amendment, repeal or modification of this Article IV shall not adversely affect any right of any director under this Article IV that existed at or prior to the time of such amendment, repeal or modification.

                                   ARTICLE V

     The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, by agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by
Section 317 of the California Corporations Code, subject only to the applicable limits on such excess indemnification set forth in Section 204 of the California Corporations Code. Unless applicable law otherwise provides, any amendment, repeal or modification of any provision of this Article V shall not adversely affect any contract or other right to indemnification of any agent of the corporation that existed at or prior to the time of such amendment, repeal or modification.

                                      A-2-5

                                                                    APPENDIX A-3

                              AGREEMENT OF MERGER
                                       OF
                          OPENVISION MERGER SUB, INC.
                                      AND
                         OPENVISION TECHNOLOGIES, INC.

     This Agreement of Merger (this "Agreement") is entered into as of
                    , 1997 between OpenVision Technologies, Inc., a Delaware corporation ("OpenVision") and OpenVision Merger Sub, Inc., a Delaware corporation ("OpenVision Sub"), which is the wholly-owned subsidiary of VERITAS Software Corporation, a Delaware corporation ("VERITAS").

                                    RECITALS

     A. VERITAS, OpenVision and VERITAS Software Corporation, a California corporation ("VERITAS California") have entered into an Agreement and Plan of Reorganization, dated as of January 13, 1997, (the "Plan"), providing for, amongst other things, the merger of OpenVision Sub, a wholly owned subsidiary of VERITAS, with and into OpenVision ("OpenVision Merger"), such that OpenVision will be the surviving corporation of the OpenVision Merger, in accordance with the Delaware General Corporation Law (the "Delaware Law").

     B. The Boards of Directors of VERITAS, OpenVision and OpenVision Sub, respectively, have determined the OpenVision Merger to be advisable and in the respective interests of VERITAS, OpenVision and OpenVision Sub and their respective stockholders.

     C. The Plan, this Agreement and the OpenVision Merger have been approved by VERITAS as the sole stockholder of OpenVision Sub and by the stockholders of OpenVision.

     D. The Plan also provides for the merger (the "VERITAS Merger") of VERITAS Merger Sub, Inc., a Delaware corporation and a wholly owned-subsidiary of VERITAS ("VERITAS Sub"), with and into VERITAS California. The shareholders of VERITAS California will exchange their VERITAS California Common Stock for an equivalent number of shares of VERITAS Common Stock pursuant to the VERITAS Merger.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and subject to the terms and conditions set forth herein and in the Plan, the parties agree as follows:

1. THE MERGER

     1.1 OPENVISION MERGER. OpenVision Sub will be merged with and into OpenVision pursuant to the terms and conditions of this Agreement and the Plan, and in accordance with applicable provisions of the Delaware Law, and the separate existence of OpenVision Sub shall cease. OpenVision shall be the surviving corporation in the OpenVision Merger (hereinafter sometimes referred to as the "Surviving Corporation") and its separate corporate existence, with all its purposes, objects, rights, privileges, powers and franchises, shall continue unaffected and unimpaired by the OpenVision Merger. The Surviving Corporation shall succeed, without transfer, to all of the rights, privileges, powers and franchises of OpenVision Sub, and all of the debts, choses in action and other interests due or belonging to OpenVision Sub, pursuant to the Delaware Law.

     1.2 CONVERSION OF OPENVISION SUB SHARES. At the Effective Time (as defined below), each share of Common Stock of OpenVision Sub (the "Sub Common Stock") issued and outstanding immediately prior to the Effective Time will, by virtue of the OpenVision Merger, and without any further action on the part of OpenVision, VERITAS or any holder thereof, be converted into and become one share of Common Stock, par value $0.001 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). The shares of Surviving Corporation Common Stock into which the shares of Sub Common Stock are so converted shall

                                      A-3-1
be the only shares of Surviving Corporation Common Stock that are issued and outstanding immediately after the Effective Time. Each certificate which, immediately prior to the Effective Time, represented shares of Sub Common Stock shall be deemed for all purposes to represent the number of shares of Surviving Corporation Common Stock into which the shares of Sub Common Stock represented by such certificate shall have been converted pursuant to this Section 1.2.

     1.3 CONVERSION OF OPENVISION SHARES. At the Effective Time, each share of OpenVision Common Stock, $0.001 par value per share and OpenVision Class B Common Stock, $0.001 par value per share (together, "OpenVision Common Stock"), that is issued and outstanding immediately prior to the Effective Time, will by virtue of the OpenVision Merger, and without any further action on the part of
OpenVision, VERITAS or any holder thereof, be converted into           of a
validly issued, fully paid and nonassessable share (the "OpenVision Applicable Ratio") of VERITAS Common Stock, par value $0.001 ("VERITAS Common Stock"). Shares of OpenVision's capital stock which, immediately prior to the Effective Time, are held by OpenVision in its treasury, and each share of OpenVision Common Stock that is owned by VERITAS, OpenVision Sub or any other subsidiary of VERITAS, will be canceled and retired and cease to exist and will not be converted into shares of VERITAS Common Stock, cash or any other property.

     1.4 EFFECTIVE TIME. The OpenVision Merger shall become effective (the "Effective Time") at the time and date which is the later of (i) the filing of this Agreement with the Secretary of State of the State of Delaware, (ii) the filing of the Agreement of Merger to be entered into between VERITAS California and VERITAS Sub (the "VERITAS Agreement of Merger") with the Secretary of State of the State of Delaware, and (iii) the filing of the VERITAS Agreement of Merger with the Secretary of State of the State of California.

     1.5 DISSENTING SHARES. Holders of shares of OpenVision Common Stock who dissent from the OpenVision Merger are not entitled to rights of appraisal under
Section 262 of the Delaware Law.

     1.6 FRACTIONAL SHARES. No fractional shares of VERITAS Common Stock will be issued in connection with the OpenVision Merger, but in lieu thereof, each holder of shares of OpenVision Common Stock who would otherwise be entitled to receive a fraction of a share of VERITAS Common Stock under Section 1.3 hereof will receive an amount of cash (rounded up to the nearest whole cent) equal to the per share market value of VERITAS Common Stock (based on the average of the closing sale prices of VERITAS California Common Stock on the Nasdaq Stock Market during the ten day trading period ending on the Closing Date (as defined in the Plan)), multiplied by the fraction of a share of VERITAS Common Stock to which such holder would otherwise be entitled. The fractional interests of each holder of shares of OpenVision Common Stock will be aggregated so that no holder of shares of OpenVision Common Stock will receive cash in an amount equal to or greater than the value of one full share of VERITAS Common Stock.

     1.7 CONVERSION OF OPENVISION OPTIONS. At the Effective Time, each of the then outstanding options to purchase OpenVision Common Stock (collectively, the "OpenVision Options") will by virtue of the OpenVision Merger, and without any further action on the part of any holder thereof, be assumed by VERITAS and converted into an option to purchase that number of shares of VERITAS Common Stock determined by multiplying the number of shares of OpenVision Common Stock issuable upon exercise of such OpenVision Option at the Effective Time by the OpenVision Applicable Ratio, at an exercise price per share of VERITAS Common Stock equal to the exercise price per share of such OpenVision Option immediately prior to the Effective Time divided by the OpenVision Applicable Ratio rounded up to the nearest cent. If the foregoing calculation results in an assumed OpenVision Option being exercisable for a fraction of a share of VERITAS Common Stock, then the number of shares of VERITAS Common Stock subject to such option will be rounded down to the nearest whole number of shares.

     1.8 ASSUMPTION OF OPENVISION STOCK PURCHASE PLAN OPTIONS. At the Effective Time, each then outstanding "option" to purchase OpenVision Common Stock under the OpenVision 1996 Employee Stock Purchase Plan (the "OpenVision Stock Purchase Plan") for the open offering period that runs from October 31, 1996 until October 30, 1998 (the "OpenVision Stock Purchase Plan Options") will by virtue of the OpenVision Merger, and without any further action on the part of any holder thereof, be assumed and converted into a right to purchase shares of VERITAS Common Stock on the same terms and conditions as

                                      A-3-2
set forth in the OpenVision Stock Purchase Plan except that (i) each OpenVision Stock Purchase Plan Option shall thereafter be exercisable for VERITAS Common Stock and; (ii) the "fair market value" of the VERITAS Common Stock subject to purchase pursuant to the OpenVision Stock Purchase Plan Options (A) on the first day of an "Offering Period" under the OpenVision Stock Purchase Plan shall be the quotient resulting from the division of the last sale price of OpenVision Common Stock as reported on the Nasdaq Stock Market on the trading day immediately prior to such date by the OpenVision Applicable Ratio rounded up to the nearest cent and; (B) on the last day of any "Purchase Period" under the OpenVision Stock Purchase Plan shall be the last sale price of VERITAS Common Stock as reported on the Nasdaq Stock Market on the trading day immediately prior to such date.

     1.9 DIRECTORS AND OFFICERS. The directors and officers of OpenVision Sub at the Effective Time shall become the directors and officers of OpenVision after the Effective Time. Such directors and officers shall hold their position as directors and officers until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the Bylaws of OpenVision.

     1.10 FURTHER ASSIGNMENTS. After the Effective Time, OpenVision and its officers and directors may execute and deliver such deeds, assignments and assurances and do all other things necessary or desirable to vest, perfect or confirm title to OpenVision Sub's property or rights in OpenVision and otherwise to carry out the purposes of the Plan in the name of OpenVision Sub or otherwise.

     1.11 FURTHER EFFECTS OF THE OPENVISION MERGER. At the Effective Time: (a) the Amended and Restated Certificate of Incorporation of OpenVision shall be amended to read as set forth in Exhibit A attached hereto and will be the Certificate of Incorporation of the Surviving Corporation; (b) the Bylaws of OpenVision immediately prior to the Effective Time will be the Bylaws of the Surviving Corporation; (c) each share of Sub Common Stock outstanding immediately prior to the Effective Time will be converted as provided in Section 1.1; (d) each share of OpenVision Common Stock, each OpenVision Option and each OpenVision Stock Purchase Plan Option outstanding immediately prior to the Effective Time will be assumed and converted as provided in Sections 1.2, 1.7 and 1.8; and (e) the OpenVision Merger will, from and after the Effective Time, have all of the effects provided by applicable law, including, without limitation, the Delaware Law.

     1.12 EXCHANGE OF CERTIFICATES. ChaseMellon Shareholder Services LLC shall act as exchange agent (the "Exchange Agent") in the OpenVision Merger. As soon as practicable after the Effective Time, VERITAS shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of OpenVision Common Stock (collectively, the "Certificates"), (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing VERITAS Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of VERITAS Common Stock, and cash in lieu of fractional shares, which such holder has the right to receive pursuant to the provisions of this Agreement and the Plan, and the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 1.12, each Certificate shall be deemed, on and after the Effective Time, to evidence the ownership of the number of full shares of VERITAS Common Stock into which such shares of OpenVision Common Stock shall have been so converted and the right to receive an amount in lieu of any fractional shares of VERITAS Common Stock as contemplated by Section 1.6 hereof, the Plan and the Delaware Law.

2. MISCELLANEOUS

     2.1 PLAN. The Plan and this Agreement are intended to be construed together in order to effectuate their purposes.

     2.2 TERMINATION. Notwithstanding the approval of this Agreement by the stockholders of VERITAS, OpenVision Sub and OpenVision, this Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of OpenVision, VERITAS and OpenVision Sub. Notwithstanding the

                                      A-3-3
approval of this Agreement by the stockholders of VERITAS, OpenVision Sub and OpenVision, this Agreement will terminate forthwith in the event that the Plan is terminated in accordance with its terms. In the event of the termination of this Agreement as provided above, this Agreement will forthwith become void and there will be no liability on the part of either VERITAS, VERITAS California, OpenVision Sub or OpenVision or their respective officers and directors, except as otherwise provided in the Plan.

     2.3 AMENDMENT. This Agreement may be amended by the parties hereto at any time before or after approval by the stockholders of VERITAS, or OpenVision, but, after such approval, no amendment will be made which, by applicable law, requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of OpenVision Sub and OpenVision.

     2.4 ASSIGNMENT; BINDING UPON SUCCESSORS AND ASSIGNS. No party may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     2.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware (irrespective of its choice of law principles).

     2.6 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument.

                                      A-3-4

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

OPENVISION TECHNOLOGIES, INC.                    OPENVISION MERGER SUB, INC.

By:                                              By:
--------------------------------------------     --------------------------------------------
   President and Chief Executive Officer         President and Chief Executive Officer

Attest                                           Attest

By:                                              By:
--------------------------------------------     --------------------------------------------
   Secretary                                     Secretary

                     SIGNATURE PAGE TO AGREEMENT OF MERGER

                                      A-3-5

                                   EXHIBIT A

               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                        OF OPENVISION TECHNOLOGIES, INC.

                                   ARTICLE I

     The name of the corporation is OpenVision Technologies, Inc.

                                   ARTICLE II

     The address of the registered office of the corporation in the State of Delaware is 1013 Centre Road, Wilmington, Delaware 19805, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

                                  ARTICLE III

     The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                                   ARTICLE IV

     The total number of shares of all classes of stock which the corporation has authority to issue is One Thousand (1,000) shares, all of which shall be Common Stock, $0.001 par value per share.

                                   ARTICLE V

     The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

                                   ARTICLE VI

     Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

                                  ARTICLE VII

     To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this
Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

                                      A-3-6

                                                                    APPENDIX B-1

January 13, 1997
Board of Directors
Veritas Software Corporation
1600 Plymouth Street
Mountain View, CA 94043

Gentlemen:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, no par value, of Veritas Software Corporation ("Veritas" or the "Company"), of the terms of the Merger (as hereinafter defined) with OpenVision Technologies, Inc. ("OpenVision"). For purposes of this opinion, "Merger" means the merger described below pursuant to that certain Agreement and Plan of Reorganization among the Company and OpenVision dated January 13, 1997 (the "Reorganization Agreement").

As more specifically set forth in the Reorganization Agreement, and subject to certain terms and conditions thereof, the Reorganization Agreement provides for Veritas and OpenVision to become wholly-owned subsidiaries of a newly formed Delaware corporation ("Newco" or "New VERITAS"). Upon effectiveness of the Merger, among other things,

     (i) each share of outstanding Common Stock, no par value, of Veritas ("Veritas Common Stock") will be converted into one share of validly issued, fully paid and nonassessable Common Stock, $0.001 par value, of Newco ("New VERITAS Common Stock"); and

     (ii) each share of the Common Stock of OpenVision, $0.001 par value, and each share of Class B Common Stock of OpenVision, $0.001 par value, (collectively "OpenVision Common Stock") will be converted into validly issued, fully paid and nonassessable New VERITAS Common Stock, in an amount equal to a fraction, the numerator of which is 7,500,000 and denominator of which is the total number of shares of OpenVision Common Stock and Class B Stock outstanding plus the total number of shares of OpenVision Common Stock issuable upon exercise of the OpenVision Options (as defined in the Reorganization Agreement) and OpenVision Warrants (as defined in the Reorganization Agreement).

Consummation of the Merger on the foregoing terms will be subject to the approval of both the holders of shares of Company Common Stock and the holders of shares of OpenVision Common Stock.

In the ordinary course of its services, Cowen & Company ("Cowen") is regularly engaged in the valuation and pricing of businesses and their securities and in advising corporate securities issuers on related matters. In arriving at our opinion, Cowen has, among other things:

      (1) reviewed Veritas' financial statements for the fiscal years ended December 31, 1993 through December 31, 1995, the financial statements for the nine month periods ended September 30, 1996 and September 30, 1995 and certain publicly available filings with the Securities and Exchange Commission;

      (2) reviewed OpenVision's financial statements for the fiscal years ended June 30, 1994 through June 30, 1996, the financial statements for the three month periods ended September 30, 1996 and September 30, 1995 and certain publicly available filings with the Securities and Exchange Commission;

      (3) reviewed the Reorganization Agreement;

      (4) held meetings and discussions with management and senior personnel of the Company and OpenVision to discuss the business, operations, historical financial results and future prospects of Veritas, OpenVision and the combined company;

      (5) reviewed financial projections furnished to us by the management of Veritas and OpenVision

                                      B-1-1
          including, among other things, the capital structure, sales, net income, cash flow, capital requirements and other data that we deemed relevant;

      (6) reviewed the valuation of Veritas and OpenVision in comparison to other similar publicly traded companies;

      (7) reviewed the historical prices and trading activity of the stock of the Company over the last twelve months;

      (8) reviewed the historical prices and trading activity of the stock of OpenVision from May 7, 1996 to the date hereof and compared those trading histories with those of other companies which we deemed relevant;

      (9) reviewed public estimates and analyzed the potential dilutive effects of the transaction contemplated by the Reorganization Agreement;

     (10) compared the transaction contemplated by the Reorganization Agreement with other similar transactions, including a comparison of the premiums paid in the transaction contemplated by the Reorganization Agreement with the premiums paid in those similar transactions; and

     (11) conducted such other studies, analysis, inquiries and investigations as we deemed appropriate.

On January 10, 1997, the closing price of the stock of the Company in the last transaction reported by the NASDAQ was $54.50 per share.

In rendering our opinion, we relied upon the Company's management with respect to the accuracy and completeness of the financial and other information furnished to us as described above. We have not assumed any responsibility for independent verification of such information, including financial information, nor have we made an independent evaluation or appraisal of any of the properties or assets of the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction contemplated by the Reorganization Agreement and will receive a fee for our services. We will also receive a fee for rendering this opinion a significant portion of which is contingent upon the consummation of such transaction. In the past, Cowen and its affiliates have provided financing services for the Company and have received fees for the rendering of these services. In addition, in the ordinary course of its business, Cowen trades the debt and equity securities of the Company for its own account and for the accounts of its customers, and, accordingly, it may at any time hold a long or short position in such securities.

On the basis of our review and analysis, as described above, it is our opinion as investment bankers that, as of the date hereof, the terms of the Merger are fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

Cowen & Company

                                      B-1-2

                                                                    APPENDIX B-2

January 12, 1997

Board of Directors
OpenVision Technologies, Inc.
7133 Koll Center Parkway
Suite 200
Pleasanton, CA 94566

Dear Ladies and Gentleman:

     OpenVision Technologies, Inc. ("OpenVision" or the "Company"), Veritas Software Corporation ("Veritas"), and Newco ("Newco"), a Delaware corporation, propose to enter into an Agreement and Plan of Reorganization (the "Agreement"). Pursuant to the Agreement, the implementation of which is contingent on stockholder approval by OpenVision and Veritas stockholders, (i) Newco will form two new Delaware corporations ("OpenVision Sub" and "Veritas Sub", respectfully) as wholly-owned subsidiaries of Newco, (ii) Veritas Sub will merge with and into Veritas, (the "Veritas Merger"), and each share of Veritas common stock issued and outstanding immediately prior to the effective time of the Veritas Merger will be converted into 1.0 shares (the "Veritas Applicable Ratio") of common stock of Newco and (iii) OpenVision Sub will merge with and into OpenVision, (the OpenVision Merger"), and each share of OpenVision common stock "OpenVision Common Stock" issued and outstanding immediately prior to the effective time of the OpenVision merger will be converted into a fraction of a share of common stock of Newco equal to a fraction the numerator of which is 7,500,000 and the denominator of which is the total number of shares of OpenVision Common Stock outstanding plus the total number of shares of OpenVision Common Stock issuable upon exercise of all outstanding options and warrants to purchase OpenVision Common Stock, subject to certain adjustments (the "OpenVision Applicable Ratio"). We have assumed, with your consent, that as of the date hereof, the OpenVision Applicable Ratio is approximately 0.3584; and that the Merger will qualify as a taxfree transaction for federal income tax purposes for the stockholders of the Company and for pooling-of-interests accounting treatment. You have requested our opinion as to whether the OpenVision Applicable Ratio is fair, from a financial point of view, to OpenVision's stockholders.

     Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of OpenVision in connection with the transaction described above and will receive a fee for our services, no portion of which is contingent upon the consummation of the Merger. We also acted as placement agent on the Company's 1994 private placement of preferred stock and served as the lead-managing underwriter in the Company's 1996 initial public offering. Alex. Brown maintains a market in the common stock of OpenVision and regularly publishes research reports regarding the enterprise systems software industry and the businesses and securities of OpenVision and other publicly owned companies in the enterprise systems software industry. In the ordinary course of business, Alex. Brown may actively trade the securities of both the Company and Veritas for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and Veritas.

     In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning OpenVision and Veritas and certain internal analyses and other information furnished to us by OpenVision and Veritas. We have also held discussions with the members of the senior management of OpenVision and Veritas regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, we have (i) reviewed the reported prices and trading activity for the common stock of both OpenVision and Veritas, (ii) compared certain financial and stock market information for OpenVision and Veritas with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the financial terms of the Agreement, and (v) performed such other studies and analyses and

                                      B-2-1
considered such other factors as we deemed appropriate.

     We have not independently verified the information described above and for purposes of this opinion have assumed and relied upon the accuracy, completeness and fairness thereof including information furnished to us orally or otherwise discussed with us by management of OpenVision and Veritas. With respect to the information relating to the prospects of OpenVision and Veritas, we have assumed that such information reflects the best currently available judgments and estimates of the management of OpenVision and Veritas. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets of OpenVision and Veritas, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic and other conditions as they exist or as disclosed to us as of the date of such disclosure and can be evaluated as of the date of this letter.

     In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets.

     Our opinion expressed herein was prepared for the use of the Board of Directors of OpenVision and does not constitute a recommendation to OpenVision's stockholders as to how they should vote at the stockholders' meeting in connection with the Merger.

     Based upon and subject to the foregoing review and assumptions, it is our opinion that, as of the date of this letter, the OpenVision Applicable Ratio is fair, from a financial point of view, to OpenVision's stockholders.

                                          Very truly yours,

                                          ALEX. BROWN & SONS INCORPORATED

                                      B-2-2

                                                                    APPENDIX C-1

                          VERITAS SOFTWARE CORPORATION

                           1993 EQUITY INCENTIVE PLAN

          AS ADOPTED OCTOBER 1, 1993, AMENDED APRIL 22, APRIL 20, 1995
                       AND AS AMENDED ON JANUARY 12, 1997

     1. PURPOSE. The purpose of the Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, its Parent, Subsidiaries and Affiliates, by offering them an opportunity to participate in the Company's future performance through awards of Options, Restricted Stock and Stock Bonuses. Capitalized terms not defined in the text are defined in Section 24.

     2. SHARES SUBJECT TO THE PLAN.

        2.1 NUMBER OF SHARES AVAILABLE. Subject to Sections 2.2 and 18, the total number of Shares reserved and available for grant and issuance pursuant to the Plan shall be 4,100,000 Shares. Any Shares issuable upon exercise of options granted pursuant to the Company's 1991 Executive Stock Option Plan, and the Company's 1985 Stock Option Plan (the "Prior Plans") that expire or become unexercisable for any reason without having been exercised in full, shall no longer be available for distribution under the Prior Plans, but shall be available for distribution under this Plan. Subject to Sections 2.2 and 18, Shares shall again be available for grant and issuance in connection with future Awards under the Plan that: (a) are subject to issuance upon exercise of an Option but cease to be subject to such Option for any reason other than exercise of such Option, (b) are subject to an Award granted hereunder but are forfeited or are repurchased by the Company at the original issue price, or (c) are subject to an Award that otherwise terminates without Shares being issued.

        2.2 ADJUSTMENT OF SHARES. In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration, then (a) the number of Shares reserved for issuance under the Plan, (b) the Exercise Prices of and number of Shares subject to outstanding Options, and (c) the number of Shares subject to other outstanding Awards shall be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a Share shall not be issued but shall either be paid in cash at Fair Market Value or shall be rounded up to the nearest Share, as determined by the Committee; and provided, further, that the Exercise Price of any Option may not be decreased to below the par value of the Shares.

     3. ELIGIBILITY. ISOs (as defined in Section 5 below) may be granted only to employees (including officers and directors who are also employees) of the Company or of a Parent or Subsidiary of the Company. All other Awards may be granted to employees, officers, directors, consultants, independent contractors and advisers of the Company or any Parent, Subsidiary or Affiliate of the Company; provided such consultants, contractors and advisers render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. "Named Executive Officers" (as that term is defined in Item 402(a)(3) of Regulation S-K promulgated under the Exchange Act) shall each be eligible to receive up to an aggregate maximum of 300,000 Shares at any time during the term of this Plan pursuant to the grant of Awards hereunder, not to exceed 300,000 Shares during any one twelve (12) month period. A person may be granted more than one Award under the Plan.

                                      C-1-1

     4. ADMINISTRATION.

        4.1 COMMITTEE AUTHORITY. The Plan shall be administered by the Committee or the Board acting as the Committee. Subject to the general purposes, terms and conditions of the Plan, and to the direction of the Board, the Committee shall have full power to implement and carry out the Plan. The Committee shall have the authority to:

             (a)  construe and interpret the Plan, any Award Agreement and any other agreement or document executed pursuant to the Plan;
             (b)  prescribe, amend and rescind rules and regulations relating to the Plan;
             (c)  select persons to receive Awards;
             (d)  determine the form and terms of Awards;
             (e)  determine the number of Shares or other consideration subject to Awards;
             (f)  determine whether Awards will be granted singly, in combination, in tandem, in replacement of, or as alternatives to, other Awards under the Plan or any other incentive or compensation plan of the Company or any Parent,
                  Subsidiary or Affiliate of the Company;
             (g)  grant waivers of Plan or Award conditions;
             (h)  determine the vesting, exercisability and payment of Awards;
             (i)  correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any Award or any Award Agreement;
             (j)  determine whether an Award has been earned; and
             (k)  make all other determinations necessary or advisable for the administration of the Plan.

        4.2 COMMITTEE DISCRETION. Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. The Committee may delegate to one or more officers of the Company the authority to grant an Award under the Plan to Participants who are not Insiders of the Company.

        4.3 COMPLIANCE WITH CODE SECTION 162M. If two or more members of the Board are Outside Directors, the Committee shall be comprised of at least two members of the Board, all of whom are Outside Directors.

     5. OPTIONS. The Committee may grant Options to eligible persons and shall determine whether such Options shall be Incentive Stock Options within the meaning of the Code ("ISOs") or Nonqualified Stock Options ("NQSOs"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

        5.1 FORM OF OPTION GRANT. Each Option granted under the Plan shall be evidenced by an Award Agreement which shall expressly identify the Option as an ISO or NQSO ("Stock Option Agreement"), and be in such form and contain such provisions (which need not be the same for each Participant) as the Committee shall from time to time approve, and which shall comply with and be subject to the terms and conditions of the Plan.

        5.2 DATE OF GRANT. The date of grant of an Option shall be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee. The Stock Option Agreement and a copy of the Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

        5.3 EXERCISE PERIOD. Options shall be exercisable within the times or upon the events determined by the Committee as set forth in the Stock Option Agreement; provided, however, that no Option shall be

                                      C-1-2
        exercisable after the expiration of one hundred twenty (120) months from the date the Option is granted, and provided further that no Option granted to a person who directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company ("Ten Percent Shareholder") shall be exercisable after the expiration of five (5) years from the date the Option is granted. The Committee also may provide for the exercise of Options to become exercisable at one time or from time to time, periodically or otherwise, in such number or percentage as the Committee determines.

        5.4 EXERCISE PRICE. The Exercise Price shall be determined by the Committee when the Option is granted and may be not less than 85% of the Fair Market Value of the Shares on the date of grant; provided that (i) the Exercise Price of an ISO shall be not less than 100% of the Fair Market Value of the Shares on the date of grant and (ii) the Exercise Price of any Option granted to a Ten Percent Shareholder shall not be less than 110% of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 8 of the Plan.

        5.5 METHOD OF EXERCISE. Options may be exercised only by delivery to the Company of a written stock option exercise agreement (the "Exercise Agreement") in a form approved by the Committee (which need not be the same for each Participant), stating the number of Shares being purchased, the restrictions imposed on the Shares, if any, and such representations and agreements regarding Participant's investment intent and access to information, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price for the number of Shares being purchased.

        5.6 TERMINATION. Notwithstanding the exercise periods set forth in the Stock Option Agreement, exercise of an Option shall always be subject to the following:

           (a) If the Participant is Terminated for any reason except death or Disability, then Participant may exercise such Participant's Options only to the extent that such Options would have been exercisable upon the Termination Date no later than ninety (90) days after the Termination Date (or such shorter time period as may be specified in the Stock Option Agreement), but in any event, no later than the expiration date of the Options.

           (b) If the Participant is terminated because of death or Disability (or the participant dies within three months of such termination), then Participant's Options may be exercised only to the extent that such Options would have been exercisable by Participant on the Termination Date and must be exercised by Participant (or Participant's legal representative or authorized assignee) no later than twelve (12) months after the Termination Date (or such shorter time period as may be specified in the Stock Option Agreement), but in any event no later than the expiration date of the Options.

        5.7 LIMITATIONS ON EXERCISE. The Committee may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable.

        5.8 LIMITATIONS ON ISOS. The aggregate Fair Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under the Plan or under any other incentive stock option plan of the Company or any Affiliate, Parent or Subsidiary of the Company) shall not exceed $100,000. If the Fair Market Value of Shares on the date of grant with respect to which ISOs are exercisable for the first time by a Participant during any calendar year exceeds $100,000, the Options for the first $100,000 worth of Shares to become exercisable in such calendar year shall be ISOs and the Options for the amount in excess of $100,000 that become exercisable in that calendar year shall be NQSOs. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date of the Plan to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit shall be automatically incorporated herein and shall apply to any Options granted after the effective date of such amendment.

                                      C-1-3

        5.9 MODIFICATION, EXTENSION OR RENEWAL. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of Participant, impair any of Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered shall be treated in accordance with Section 424(h) of the Code. The Committee may reduce the Exercise Price of outstanding Options without the consent of Participants affected by a written notice to them; provided, however, that the Exercise Price may not be reduced below the minimum Exercise Price that would be permitted under Section 5.4 of the Plan for Options granted on the date the action is taken to reduce the Exercise Price; provided, further, that the Exercise Price shall not be reduced below the par value of the Shares, if any.

        5.10 NO DISQUALIFICATION. Notwithstanding any other provision in the Plan, no term of the Plan relating to ISOs shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under
Section 422 of the Code.

     6. RESTRICTED STOCK. A Restricted Stock Award is an offer by the Company to sell to an eligible person Shares that are subject to restrictions. The Committee shall determine to whom an offer will be made, the number of Shares the person may purchase, the price to be paid (the "Purchase Price"), the restrictions to which the Shares shall be subject, and all other terms and conditions of the Restricted Stock Award, subject to the following:

        6.1 FORM OF RESTRICTED STOCK AWARD. All purchases under a Restricted Stock Award made pursuant to the Plan shall be evidenced by an Award Agreement ("Restricted Stock Purchase Agreement") that shall be in such form (which need not be the same for each Participant) as the Committee shall from time to time approve, and shall comply with and be subject to the terms and conditions of the Plan. The offer of Restricted Stock shall be accepted by the Participant's execution and delivery of the Restricted Stock Purchase Agreement and full payment for the Shares to the Company within thirty (30) days from the date the Restricted Stock Purchase Agreement is delivered to the person. If such person does not execute and deliver the Restricted Stock Purchase Agreement along with full payment for the Shares to the Company within thirty (30) days, then the offer shall terminate, unless otherwise determined by the Committee.

        6.2 PURCHASE PRICE. The Purchase Price of Shares sold pursuant to a Restricted Stock Award shall be determined by the Committee and shall be at least 85% of the Fair Market Value of the Shares when the Restricted Stock Award is granted, except in the case of a sale to a Ten Percent Shareholder, in which case the Purchase Price shall be 100% of the Fair Market Value. Payment of the Purchase Price may be made in accordance with Section 8 of the Plan.

        6.3 RESTRICTIONS. Restricted Stock Awards shall be subject to such restrictions as the Committee may impose. The Committee may provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions, in whole or part, based on length of service, performance or such other factors or criteria as the Committee may determine.

     7. STOCK BONUSES.

        7.1 AWARDS OF STOCK BONUSES. A Stock Bonus is an award of Shares (which may consist of Restricted Stock) for services rendered to the Company or any Parent, Subsidiary or Affiliate of the Company. A Stock Bonus may be awarded for past services already rendered to the Company, or any Parent, Subsidiary or Affiliate of the Company pursuant to an Award Agreement (the "Stock Bonus Agreement") that shall be in such form (which need not be the same for each Participant) as the Committee shall from time to time approve, and shall comply with and be subject to the terms and conditions of the Plan. A Stock Bonus may be awarded upon satisfaction of such performance goals as are set out in advance in Participant's individual Award Agreement (the "Performance Stock Bonus Agreement") that shall be in such form (which need not be the same for each Participant) as the Committee shall from time to time approve, and shall comply with and be subject to the terms and conditions of the Plan. Stock Bonuses may vary from Participant to Participant and between groups of Participants, and may be based upon the achievement of the Company,

                                      C-1-4

Parent, Subsidiary or Affiliate and/or individual performance factors or upon such other criteria as the Committee may determine.

        7.2 TERMS OF STOCK BONUSES. The Committee shall determine the number of Shares to be awarded to the Participant and whether such Shares shall be Restricted Stock. If the Stock Bonus is being earned upon the satisfaction of performance goals pursuant to a Performance Stock Bonus Agreement, then the Committee shall determine: (a) the nature, length and starting date of any period during which performance is to be measured (the "Performance Period") for each Stock Bonus; (b) the performance goals and criteria to be used to measure the performance, if any; (c) the number of Shares that may be awarded to the Participant; and (d) the extent to which such Stock Bonuses have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Stock Bonuses that are subject to different Performance Periods and different performance goals and other criteria. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee. The Committee may adjust the performance goals applicable to the Stock Bonuses to take into account changes in law and accounting or tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships.

        7.3 FORM OF PAYMENT. The earned portion of a Stock Bonus may be paid currently or on a deferred basis with such interest or dividend equivalent, if any, as the Committee may determine. Payment may be made in the form of cash, whole Shares, including Restricted Stock, or a combination thereof, either in a lump sum payment or in installments, all as the Committee shall determine.

        7.4 TERMINATION DURING PERFORMANCE PERIOD. If a Participant is Terminated during a Performance Period for any reason, then such Participant shall be entitled to payment (whether in Shares, cash or otherwise) with respect to the Stock Bonus only to the extent earned as of the date of Termination in accordance with the Performance Stock Bonus Agreement, unless the Committee shall determine otherwise.

     8. PAYMENT FOR SHARE PURCHASES.

        8.1 PAYMENT. Payment for Shares purchased pursuant to the Plan may be made in cash (by check) or, where expressly approved for the Participant by the Committee and where permitted by law:

           (a) by cancellation of indebtedness of the Company to the Participant;

           (b) by surrender of Shares that either: (1) have been owned by Participant for more than six (6) months and have been paid for within the meaning of SEC Rule 144 (and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such Shares); or (2) were obtained by Participant in the public market;

           (c) by tender of a full recourse promissory note having such terms as may be approved by the Committee and bearing interest at a rate sufficient to avoid imputation of income under Sections 483 and 1274 of the Code; provided, however, that Participants who are not employees of the Company shall not be entitled to purchase Shares with a promissory note unless the note is adequately secured by collateral other than the Shares; provided, further, that the portion of the Purchase Price equal to the par value of the Shares, if any, must be paid in cash;

           (d) by waiver of compensation due or accrued to Participant for services rendered;

           (e) by tender of property;

           (f) with respect only to purchases upon exercise of an Option, and provided that a public market for the Company's stock exists:

               (1) through a "same day sale" commitment from Participant and a broker-dealer that is a member of the National Association of Securities Dealers (a "NASD Dealer")

                                      C-1-5
                   whereby Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

               (2) through a "margin" commitment from Participant and a NASD
                   Dealer whereby Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company;

           or

           (g) by any combination of the foregoing.

        8.2 LOAN GUARANTEES. The Committee may help the Participant pay for Shares purchased under the Plan by authorizing a guarantee by the Company of a third-party loan to the Participant.

     9. WITHHOLDING TAXES.

        9.1 WITHHOLDING GENERALLY. Whenever Shares are to be issued in satisfaction of Awards granted under the Plan, the Company may require the Participant to remit to the Company an amount sufficient to satisfy federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares. Whenever, under the Plan, payments in satisfaction of Awards are to be made in cash, such payment shall be net of an amount sufficient to satisfy federal, state, and local withholding tax requirements.

        9.2 STOCK WITHHOLDING. When, under applicable tax laws, a Participant incurs tax liability in connection with the exercise or vesting of any Award that is subject to tax withholding and the Participant is obligated to pay the Company the amount required to be withheld, the Committee may allow the Participant to satisfy the minimum withholding tax obligation by electing to have the Company withhold from the Shares to be issued that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld, determined on the date that the amount of tax to be withheld is to be determined (the "Tax Date"). All elections by a Participant to have Shares withheld for this purpose shall be made in writing in a form acceptable to the Committee and shall be subject to the following restrictions:

           (a) the election must be made on or prior to the applicable Tax Date;

           (b) once made the election shall be irrevocable as to the particular Shares as to which the election is made; and

           (c) all elections shall be subject to the consent or disapproval of the Committee.

     10. PRIVILEGES OF STOCK OWNERSHIP.

        10.1 VOTING AND DIVIDENDS. No Participant shall have any of the rights of a shareholder with respect to any Shares until the Shares are issued to the Participant. After Shares are issued to the Participant, the Participant shall be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company shall be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant shall have no right to retain such dividends or distributions with respect to Shares that are repurchased at the Participant's original Purchase Price pursuant to Section 12.

                                      C-1-6

        10.2 FINANCIAL STATEMENTS. The Company shall provide financial statements to each Participant prior to such Participant's purchase of Shares under the Plan, and to each Participant annually during the period such Participant has Options outstanding; provided, however, the Company shall not be required to provide such financial statements to Participants whose services in connection with the Company assure them access to equivalent information.

     11. TRANSFERABILITY. Awards granted under the Plan, and any interest therein, shall not be transferable or assignable by Participant, and may not be made subject to execution, attachment or similar process, otherwise than by will or by the laws of descent and distribution or as consistent with the specific Plan and Award Agreement provisions relating thereto. During the lifetime of the Participant an Award shall be exercisable only by the Participant, and any elections with respect to an Award, may be made only by the Participant.

     12. RESTRICTIONS ON SHARES. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) in the Award Agreement (a) a right of first refusal to purchase all Shares that a Participant (or a subsequent transferee) may propose to transfer to a third party, and/or (b) a right to repurchase a portion of or all Shares held by a Participant following such Participant's Termination at any time within ninety (90) days after the later of Participant's Termination Date and the date Participant purchases Shares under the Plan, for cash or cancellation of purchase money indebtedness, at: (A) with respect to Shares that are "Vested" (as defined in the Award Agreement), the higher of: (l) Participant's original Purchase Price, or (2) the Fair Market Value of such Shares on Participant's Termination Date, provided, such right of repurchase terminates when the Company's securities become publicly traded; or
(B) with respect to Shares that are not "Vested" (as defined in the Award Agreement), at the Participant's original Purchase Price, provided, that the right to repurchase at the original Purchase Price lapses at the rate of at least 20% per year over 5 years from the date the Shares were purchased, and if the right to repurchase is assignable, the assignee must pay the Company, upon assignment of the right to repurchase, cash equal to the excess of the Fair Market Value of the Shares over the original Purchase Price.

     13. CERTIFICATES. All certificates for Shares or other securities delivered under the Plan shall be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed.

     14. ESCROW; PLEDGE OF SHARES. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under the Plan shall be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of Participant's obligation to the Company under the promissory note; provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company shall have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant's Shares or other collateral. In connection with any pledge of the Shares, Participant shall be required to execute and deliver a written pledge agreement in such form as the Committee shall from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a prorata basis as the promissory note is paid.

     15. EXCHANGE AND BUYOUT OF AWARDS. The Committee may, at any time or from time to time, authorize the Company, with the consent of the respective Participants, to issue new Awards in exchange for the surrender and cancellation of any or all outstanding Awards. The Committee may at any time buy from a Participant an Award previously granted with payment in cash, Shares (including Restricted

                                      C-1-7

Stock) or other consideration, based on such terms and conditions as the Committee and the Participant shall agree.

     16. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award shall not be effective unless such Award is in compliance with all applicable federal and state securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in the Plan, the Company shall have no obligation to issue or deliver certificates for Shares under the Plan prior to (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and/or (b) completion of any registration or other qualification of such shares under any state or federal law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company shall be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company shall have no liability for any inability or failure to do so.

     17. NO OBLIGATION TO EMPLOY. Nothing in the Plan or any Award granted under the Plan shall confer or be deemed to confer on any Participant any right to continue in the employ of, or other relationship with, the Company or any Parent, Subsidiary or Affiliate of the Company or limit in any way the right of the Company or any Parent, Subsidiary or Affiliate of the Company to terminate Participant's employment or other relationship at any time, with or without cause.

     18. CORPORATE TRANSACTIONS.

        18.1  ASSUMPTION OR REPLACEMENT OF AWARDS BY SUCCESSOR. In the event of
(a) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the shareholders of the Company and the Awards granted under the Plan are assumed or replaced by the successor corporation, which assumption shall be binding on all Participants),
(b) a dissolution or liquidation of the Company, (c) the sale of substantially all of the assets of the Company, or (d) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the shareholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company), any or all outstanding Awards may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject repurchase restrictions no less favorable to the Participant.

        18.2 EXPIRATION OF OPTIONS. In the event such successor corporation, if any, refuses to assume or substitute the Options, as provided above, pursuant to a transaction described in Subsection 18.1(a) above, such Options shall expire on such transaction at such time and on such conditions as the Board shall determine. In the event such successor corporation, if any, refuses to assume or substitute the Options as provided above, pursuant to a transaction described in Subsections 18.1(b), (c) or (d) above, or there is no successor corporation, and if the Company ceases to exist as a separate corporate entity, then, notwithstanding any contrary terms in the Award Agreement, the Options shall expire on a date at least twenty (20) days after the Board gives written notice to Participants specifying the terms and conditions of such termination.

        18.3 OTHER TREATMENT OF AWARDS. Subject to any greater rights granted to Participants under the foregoing provisions of this Section 18, in the event of the occurrence of any transaction described in Section 18.1, any outstanding Awards shall be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, sale of assets or other "corporate transaction."

                                      C-1-8

        18.4 ASSUMPTION OF AWARDS BY THE COMPANY. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either (a) granting an Award under the Plan in substitution of such other company's award, or (b) assuming such award as if it had been granted under the Plan if the terms of such assumed award could be applied to an Award granted under the Plan. Such substitution or assumption shall be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under the Plan if the other company had applied the rules of the Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award shall remain unchanged (except that the exercise price and the number and nature of Shares issuable upon exercise of any such option will be adjusted appropriately pursuant to
Section 424(a) of the Code). In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

        18.5 ACCELERATION OF OFFICER OPTIONS. The Committee in its sole discretion may grant Options to certain officers under which the vesting will accelerate upon the occurrence of a transaction described in Subsections 18.1(a), 18.1(b), 18.1(c) or 18.1(d) above in which there is a successor corporation, as to an additional 1/48th of the Shares subject to such Options for each month of employment the officer completed with the Company from the date of the grant to the date of transaction. In addition, the vesting of such Options shall accelerate for an additional twenty four months at the rate of 1/48th of the Shares subject to such option; provided that: (i) if requested to do so, the officer remains employed with the successor for a period of six months following the date of such transaction or (ii) the officer is not requested to remain with the successor following the date of such transaction.

     19. ADOPTION AND SHAREHOLDER APPROVAL. The Plan shall become effective on the date that it is adopted by the Board (the "Effective Date"). The Plan shall be approved by the shareholders of the Company (excluding Shares issued pursuant to this Plan), consistent with applicable laws, within twelve months before or after the Effective Date. Upon the Effective Date, the Board may grant Awards pursuant to the Plan; provided, however, that: (a) no Option may be exercised prior to initial shareholder approval of the Plan; (b) no Option granted pursuant to an increase in the number of Shares approved by the Board shall be exercised prior to the time such increase has been approved by the shareholders of the Company; and (c) in the event that shareholder approval is not obtained within the time period provided herein, all Awards granted hereunder shall be cancelled, any Shares issued pursuant to any Award shall be cancelled and any purchase of Shares hereunder shall be rescinded.

     20. TERM OF PLAN. The Plan will terminate ten (10) years from the Effective Date or, if earlier, the date of shareholder approval.

     21. AMENDMENT OR TERMINATION OF PLAN. The Board may at any time terminate or amend the Plan in any respect, including without limitation amendment of any form of Award Agreement or instrument to be executed pursuant to the Plan; provided, however, that the Board shall not, without the approval of the shareholders of the Company, amend the Plan in any manner that requires such shareholder approval pursuant to the Code or the regulations promulgated thereunder as such provisions apply to ISO plans.

     22. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of the Plan by the Board, the submission of the Plan to the shareholders of the Company for approval, nor any provision of the Plan shall be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options and bonuses otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

     23. GOVERNING LAW. The Plan and all agreements, documents and instruments entered into pursuant to the Plan shall be governed by and construed in accordance with the internal laws of the State of California, excluding that body of law pertaining to conflict of laws.

     24. DEFINITIONS. As used in the Plan, the following terms shall have the following meanings:

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

        "Affiliate" means any corporation that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another corporation, where "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to cause the direction of the management and policies of the corporation, whether through the ownership of voting securities, by contract or otherwise.

        "Award" means any award under the Plan, including any Option, Restricted Stock or Stock Bonus.

        "Award Agreement" means, with respect to each Award, the signed written agreement between the Company and the Participant setting forth the terms and conditions of the Award.

        "Board" means the Board of Directors of the Company.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Committee" means the committee appointed by the Board to administer the Plan, or if no committee is appointed, the Board.

        "Company" means VERITAS Software Corporation, a corporation organized under the laws of the State of California, any successor corporation thereto and any corporation that assumes the Plan.

        "Disability" means a disability, whether temporary or permanent, partial or total, within the meaning of Section 22(e)(3) of the Code, as determined by the Committee.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Exercise Price" means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option.

        "Fair Market Value" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

           (a) if such Common Stock is then quoted on the Nasdaq National Market, its last reported sale price on the Nasdaq National Market or, if no such reported sale takes place on such date, the average of the closing bid and asked prices;

           (b) if such Common Stock is publicly traded and is then listed on a national securities exchange, the last reported sale price or, if no such reported sale takes place on such date, the average of the closing bid and asked prices on the principal national securities exchange on which the Common Stock is listed or admitted to trading;

           (c) if such Common Stock is publicly traded but is not quoted on the Nasdaq National Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on such date, as reported by The Wall Street Journal, for the over-the-counter market; or

           (d) if none of the foregoing is applicable, by the Board of Directors of the Company in good faith.

        "Insider" means an officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

        "Option" means an award of an option to purchase Shares pursuant to
Section 5.

        "Outside Director" means any director who is not (i) a current employee of the Company or any Parent, Subsidiary or Affiliate of the Company; (ii) a former employee of the Company or any Parent, Subsidiary or Affiliate of the Company who is receiving compensation for prior services (other than benefits under a tax-qualified pension plan); (iii) a current or former officer of the Company or any Parent, Subsidiary or Affiliate of the Company; or (iv) currently receiving compensation for personal services in any capacity, other than as a director, from the Company or any Parent, Subsidiary or Affiliate of the Company; provided, however, that at such time as the term "Outside Director", as used in Section 162(m) is defined in regulations

                                     C-1-10
promulgated under Section 162(m) of the Code, "Outside Director" shall have the meaning set forth in such regulations, as amended from time to time and as interpreted by the Internal Revenue Service.

        "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if at the time of the granting of an Award under the Plan, each of such corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

        "Participant" means a person who receives an Award under the Plan.

        "Plan" means this VERITAS Software Corporation 1993 Equity Incentive Plan, as amended from time to time.

        "Restricted Stock Award" means an award of Shares pursuant to Section 6.

        "SEC " means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Shares" means shares of the Company's Common Stock reserved for issuance under the Plan, as adjusted pursuant to Sections 2 and 15, and any successor security.

        "Stock Bonus" means an award of Shares, or cash in lieu of Shares, pursuant to Section 7.

        "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of granting of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

        "Termination " or "Terminated" means, for purposes of the Plan with respect to a Participant, that the Participant has ceased to provide services as an employee, director, consultant, independent contractor or adviser, to the Company or a Parent, Subsidiary or Affiliate of the Company, except in the case of sick leave, military leave, or any other leave of absence approved by the Committee, provided, that such leave is for a period of not more than ninety
(90) days, or reinstatement upon the expiration of such leave is guaranteed by contract or statute. The Committee shall have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "Termination Date").

                                     C-1-11

                                                                    APPENDIX C-2

                          VERITAS SOFTWARE CORPORATION

                        1993 DIRECTORS STOCK OPTION PLAN

AS ADOPTED OCTOBER 1, 1993, AMENDED JANUARY 26, 1994, AMENDED OCTOBER 19, 1994,
                 AMENDED APRIL 20, 1995, AMENDED APRIL 17, 1996
                          AND AMENDED JANUARY 12, 1997

     1. PURPOSE. This Stock Option Plan (this "Plan") is established to provide equity incentives for nonemployee members of the Board of Directors of VERITAS Software Corporation, a corporation organized under the laws of the State of California, any successor corporation thereto and any corporation that assumes the Plan (the "Company") who are described in Section 6.1 below, by granting such persons options to purchase shares of stock of the Company.

     2. ADOPTION AND SHAREHOLDER APPROVAL. This Plan shall become effective on the date that it is adopted by the Board of Directors (the "Board") of the Company. This Plan shall be approved by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Common Stock of the Company, within twelve months after the date this Plan is adopted by the Board. Upon the effective date of this Plan, options under this Plan ("Options") may be granted provided that, in the event that shareholder approval is not obtained within the time period provided herein, this Plan, and all Options granted hereunder, shall terminate. No Option that is issued as a result of any increase in the number of shares authorized to be issued under this Plan shall be exercised prior to the time such increase has been approved by the shareholders of the Company and all such Options granted pursuant to such increase shall similarly terminate if such shareholder approval is not obtained.

     3. TYPES OF OPTIONS AND SHARES. Options granted under this Plan shall be nonqualified stock options ("NQSOs"). The shares of stock that may be purchased upon exercise of Options granted under this Plan (the "Shares") are shares of the Common Stock of the Company or any successor security.

     4. NUMBER OF SHARES. The maximum number of Shares that may be issued pursuant to Options granted under this Plan is 250,000 Shares, subject to adjustment as provided in this Plan. If any Option is terminated for any reason without being exercised in whole or in part, the Shares thereby released from such Option shall be available for purchase under other Options subsequently granted under this Plan. At all times during the term of this Plan, the Company shall reserve and keep available such number of Shares as shall be required to satisfy the requirements of outstanding Options under this Plan.

     5. ADMINISTRATION. This Plan shall be administered by the Board or by a committee of not less than two members of the Board appointed to administer this Plan (the "Committee"). As used in this Plan, references to the Committee shall mean either such Committee or the Board if no committee has been established. The interpretation by the Committee of any of the provisions of this Plan or any Option granted under this Plan shall be final and binding upon the Company and all persons having an interest in any Option or any Shares purchased pursuant to an Option.

     6. ELIGIBILITY AND AWARD FORMULA.

        6.1 ELIGIBILITY. Options may be granted only to directors of the Company who are not employees of the Company or any Parent, Subsidiary or Affiliate of the Company, as those terms are defined in Section 17 below (each an "Optionee"). Directors who are consultants and independent contractors of the Company or of any Parent, Subsidiary or Affiliate of the Company are eligible to participate in the Directors Plan.

        6.2 INITIAL GRANT. Each Optionee who is first elected or reelected to the Board after the effective date of the Company's registration statement (the "Registration Statement") filed with, and declared effective by, the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the

                                      C-2-1

"1933 Securities Act") (to occur no later than December 31, 1993) will automatically be granted an option for 24,000 Shares on the later of (i) the date such Optionee is first elected or reelected to the Board or (ii) the date his or her most recent prior option becomes fully vested as to all Shares or terminates (whether such option was granted under this Plan, the Company's 1993 Equity Incentive Plan or otherwise) (the "Initial Grant"). An Optionee who has received an Initial Grant or a Succeeding Grant prior to any assumption of this Plan shall not be granted an Initial Grant.

        6.3 SUCCEEDING GRANTS. On the anniversary date of his or her most recent prior option (whether such option was granted under this Plan, the Company's 1993 Equity Incentive Plan or otherwise) Optionee will automatically be granted an Option for 6,000 Shares, provided that Optionee is still a member of the Board (a "Succeeding Grant"). Notwithstanding the foregoing, an Optionee shall not receive a Succeeding Grant earlier than the first anniversary of his or her Initial Grant.

        6.4 MAXIMUM SHARES. The maximum number of Shares that may be issued to any one director under this Plan is 48,000. No grant will be made, however, if such grant will cause the number of Shares issued or subject to outstanding Options under this Plan to exceed the number specified in Section 4 above.

     7. TERMS AND CONDITIONS OF OPTIONS. Subject to the following and to Section 6 above:

        7.1 FORM OF OPTION GRANT. Each Option granted under this Plan shall be evidenced by a written Stock Option Grant ("Grant") in such form (which need not be the same for each Optionee) as the Committee shall from time to time approve, which Grant shall comply with and be subject to the terms and conditions of this Plan.

        7.2 VESTING. The date an Optionee is first elected or reelected to the Board for the first time, as to the Initial Grant, and the date a Succeeding Grant is granted, is referred to in this Plan as the "Start Date" for such Option. Each Initial Grant will vest as to 1,500 Shares subject to it on the last day of each calendar quarter (not to exceed 6,000 Shares per year); provided that Optionee attended at least one Board meeting during such quarter and provided further that the Board meeting Optionee attended occurred after the date of grant. Each Succeeding Grant shall vest as to 375 Shares subject to it on the last day of each calendar quarter (not to exceed 1,500 Shares per year) provided that Optionee attended at least one Board meeting during such quarter and provided further that the Board meeting Optionee attended occurred after the date of grant. Initial Grants granted on or after April 17, 1996 and Succeeding Grants shall be exercisable immediately upon grant for a period of ten years. Exercised unvested Shares shall be subject to a right of repurchase in the Company at the original purchase price that lapses as such Shares vest. Each Option will fully vest as to any Shares that remain unvested on the day immediately preceding the tenth anniversary of the Start Date of such Option. Each outstanding Option shall be exercisable and vest in accordance with the Grant by which it was originally granted.

        7.3 EXERCISE PRICE. The exercise price of an Option shall be the Fair Market Value (as defined in Section 17.4) of the Shares, at the time that the Option is granted.

        7.4 TERMINATION OF OPTION. Except as provided below in this Section, this Option shall terminate and may not be exercised if Optionee ceases to be a member of the Board or a consultant of the Company. The date on which Optionee ceases to be a member of the Board or a consultant of the Company shall be referred to as the "Termination Date."

           (a) Termination Generally. If Optionee ceases to be a member of the Board or a consultant of the Company for any reason except death or disability, this Option, to the extent (and only to the extent) that it would have been exercisable by Optionee on the Termination Date, may be exercised by Optionee within six (6) months after the Termination Date, but in no event later than the Expiration Date.

           (b) Death or Disability. If Optionee ceases to be a member of the Board or a consultant of the Company because of the death of Optionee or the disability of Optionee within the meaning of Section 22(e)(3) of the Internal Revenue Code of 1986, as amended, (the "Code") this Option, to the extent (and only to the extent) that it would have been exercisable by Optionee on the Termination Date, may be

                                      C-2-2
exercised by Optionee (or Optionee's legal representative) within twelve (12) months after the Termination Date, but in no event later than the Expiration Date.

     8. EXERCISE OF OPTIONS.

        8.1 NOTICE. Options may be exercised only by delivery to the Company of an exercise agreement in a form approved by the Committee, stating the number of Shares being purchased, the restrictions imposed on the Shares and such representations and agreements regarding the Optionee's investment intent and access to information as may be required by the Company to comply with applicable securities laws, together with payment in full of the exercise price for the number of Shares being purchased.

        8.2 PAYMENT. Payment for the Shares may be made (a) in cash or by check; (b) by surrender of shares of Common Stock of the Company that have been owned by Optionee for more than six (6) months (and which have been paid for within the meaning of SEC Rule 144 and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such shares) or were obtained by the Optionee in the open public market, having a Fair Market Value equal to the exercise price of the Option; (c) by waiver of compensation due or accrued to Optionee for services rendered; (d) provided that a public market for the Company's stock exists, through a "same day sale" commitment from Optionee and a broker-dealer that is a member of the National Association of Securities Dealers (a "NASD Dealer") whereby Optionee irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the exercise price and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the exercise price directly to the Company; (e) provided that a public market for the Company's stock exists, through a "margin" commitment from Optionee and a NASD Dealer whereby Optionee irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the exercise price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the exercise price directly to the Company; or (f) by any combination of the foregoing.

        8.3 WITHHOLDING TAXES. Prior to issuance of the Shares upon exercise of an Option, Optionee shall pay or make adequate provision for any federal or state withholding obligations of the Company, if applicable.

        8.4 LIMITATIONS ON EXERCISE. Notwithstanding the exercise periods set forth in the Grant, exercise of an Option shall always be subject to the following limitations:

           (a) An Option shall not be exercisable unless such exercise is in compliance with the 1933 Securities Act and all applicable state securities laws, as they are in effect on the date of exercise.

           (b) The Committee may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent Optionee from exercising the full number of Shares as to which the Option is then exercisable.

     9. NONTRANSFERABILITY OF OPTIONS. During the lifetime of Optionee, an Option shall be exercisable only by Optionee or by Optionee's guardian or legal representative, unless otherwise permitted by the Committee. No Option may be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution.

     10. PRIVILEGES OF STOCK OWNERSHIP. No Optionee shall have any of the rights of a shareholder with respect to any Shares subject to an Option until the Option has been validly exercised. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date of exercise, except as provided in this Plan. The Company shall provide to each Optionee a copy of the annual financial statements of the Company, at such time after the close of each fiscal year of the Company as they are released by the Company to its shareholders.

     11. ADJUSTMENT OF OPTION SHARES. In the event that the number of outstanding shares of Common Stock of the Company is changed by a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of the Company without consideration, the number of Shares available under this Plan, the maximum number of Shares that can be granted to a director and the

                                      C-2-3
number of Shares subject to outstanding Options, the number of Shares vesting per quarter and the exercise price per Share of such Options shall be proportionately adjusted, subject to any required action by the Board or shareholders of the Company and compliance with applicable securities laws; provided, however, that no certificate or scrip representing fractional shares shall be issued upon exercise of any Option and any resulting fractions of a Share shall be ignored.

     12. NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Option granted under this Plan shall confer on any Optionee any right to continue as a director or a consultant of the Company.

     13. COMPLIANCE WITH LAWS. The grant of Options and the issuance of Shares upon exercise of any Options shall be subject to and conditioned upon compliance with all applicable requirements of law, including without limitation compliance with the 1933 Securities Act, any required approval by the Commissioner of Corporations of the State of California, compliance with all other applicable state securities laws and compliance with the requirements of any stock exchange or national market system on which the Shares may be listed. The Company shall be under no obligation to register the Shares with the Securities and Exchange Commission or to effect compliance with the registration or qualification requirement of any state securities laws, stock exchange or national market system.

     14. ACCELERATION OF OPTIONS BY SUCCESSORS. In the event of a dissolution or liquidation of the Company, a merger in which the Company is not the surviving corporation, the sale of substantially all of the assets of the Company, or any other transaction which qualifies as a "corporate transaction" under Section 424 of the Code wherein the shareholders of the Company give up all of their equity interest in the Company (except for the acquisition of all or substantially all of the outstanding shares of the Company) the vesting of all options granted pursuant to the Plan will accelerate and the options will become exercisable in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

     15. AMENDMENT OR TERMINATION OF PLAN. The Committee may at any time terminate or amend this Plan but not the terms of any outstanding option; provided, however, that the Committee shall not, without the approval of the shareholders of the Company, increase the total number of Shares available under this Plan (except by operation of the provisions of Sections 4 and 11 above) or change the class of persons eligible to receive Options. In any case, no amendment of this Plan may adversely affect any then outstanding Options or any unexercised portions thereof without the written consent of Optionee.

     16. TERM OF PLAN. Options may be granted pursuant to this Plan from time to time within a period of ten (10) years from the date this Plan is adopted by the Board of Directors.

     17. CERTAIN DEFINITIONS. As used in this Plan, the following terms shall have the following meanings:

        17.1 "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of the granting of the Option, each of such corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

        17.2 "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

        17.3 "Affiliate" means any corporation that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another corporation, where "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to cause the direction of the management and policies of the corporation, whether through the ownership of voting securities, by contract or otherwise.

        17.4 "Fair Market Value" shall mean the fair market value of the Shares as determined by the Committee from time to time in good faith. If a public market exists for the Shares, the Fair Market Value

                                      C-2-4
shall be the average of the last reported bid and asked prices for the common stock of the Company on the last trading day prior to the date of determination, or, in the event the common stock of the Company is listed on the Nasdaq National Market, the Fair Market Value shall be the average of the high and low prices of the common stock on the option grant date as quoted on the Nasdaq National Market and reported in The Wall Street Journal.

                                      C-2-5

                                                                    APPENDIX C-3
                          VERITAS SOFTWARE CORPORATION

                       1993 EMPLOYEE STOCK PURCHASE PLAN

             ADOPTED BY THE BOARD OF DIRECTORS ON OCTOBER 1, 1993,
                 AMENDED JULY 20, 1994, AMENDED APRIL 17, 1996
                          AND AMENDED JANUARY 12, 1997

1. ESTABLISHMENT OF PLAN

     VERITAS Software Corporation, a corporation organized under the laws of the State of California, any successor corporation thereto and any corporation that assumes the Plan (the "Company") proposes to grant options for purchase of the Company's Common Stock (references to Common Stock herein includes any successor security thereto) to eligible employees of the Company and its Subsidiaries (as hereinafter defined) pursuant to this Employee Stock Purchase Plan (this "Plan"). For purposes of this Plan, "Parent Corporation" and "Subsidiary" (collectively, "Subsidiaries") shall have the same meanings as "parent corporation" and "subsidiary corporation" in Sections 424(e) and 424(f), respectively, of the Internal Revenue Code of 1986, as amended (the "Code"). The Company intends the Plan to qualify as an "employee stock purchase plan" under
Section 423 of the Code (including any amendments to or replacements of such section), and the Plan shall be so construed. Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. A total of 1,000,000 shares of the Company's Common Stock is reserved for issuance under the Plan. Such number shall be subject to adjustments effected in accordance with Section 14 of the Plan.

2. PURPOSES

     The purpose of the Plan is to provide employees of the Company and Subsidiaries designated by the Board of Directors of the Company (the "Board ") as eligible to participate in the Plan with a convenient means of acquiring an equity interest in the Company through payroll deductions, to enhance such employees' sense of participation in the affairs of the Company and Subsidiaries, and to provide an incentive for continued employment.

3. ADMINISTRATION

     This Plan may be administered by the Board or a committee appointed by the Board (the "Committee"). As used in this Plan, references to the "Committee" shall mean either such committee or the Board if no committee has been established. Subject to the provisions of the Plan and the limitations of
Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of the Plan shall be determined by the Board and its decisions shall be final and binding upon all participants. Members of the Board shall receive no compensation for their services in connection with the administration of the Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

4. ELIGIBILITY

     Any employee of the Company or the Subsidiaries is eligible to participate in an Offering Period (as hereinafter defined) under the Plan except the following:

        (a) employees who are not employed by the Company or Subsidiaries on the fifteenth (15th) day of the month before the beginning of such Offering Period;

        (b) employees who are customarily employed for less than 20 hours per week;

        (c) employees who are customarily employed for less than 5 months in a calendar year;

                                      C-3-1

        (d) employees who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, own stock or hold options to purchase stock or who, as a result of being granted an option under the Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing 5 percent or more of the total combined voting power or value of all classes of stock of the Company or any of its Subsidiaries.

5. OFFERING DATES

     The Offering Periods of the Plan (the "Offering Period") shall be of twenty four (24) months duration commencing on August 16 and February 16 of each year and ending on the second February 15 and August 15, respectively, thereafter. Each Offering Period shall consist of four (4) six-month purchase periods (individually, a "Purchase Period") during which payroll deductions of the participants are accumulated under this Plan. The first business day of each Offering Period is referred to as the "Offering Date". The last business day of each Purchase Period is referred to as the "Purchase Date". The Board shall have the power to change the duration of Offering Periods or Purchase Periods with respect to future offerings without shareholder approval if such change is announced at least fifteen (15) days prior to the scheduled beginning of the first Offering Period or Purchase Period to be affected. Any Offering Period and Purchase Period that is in progress on the date that the Plan is assumed by a corporation shall continue unchanged.

6. PARTICIPATION IN THE PLAN

     Eligible employees may become participants in an Offering Period under the Plan on the first Offering Date after satisfying the eligibility requirements by delivering a subscription agreement to the Company's or Subsidiary's (whichever employs such employee) treasury department (the "Treasury Department") not later than the 15th day of the month before such Offering Date unless a later time for filing the subscription agreement authorizing payroll deductions is set by the Board for all eligible employees with respect to a given Offering Period. An eligible employee who does not deliver a subscription agreement to the Treasury Department by such date after becoming eligible to participate in such Offering Period shall not participate in that Offering Period or any subsequent Offering Period unless such employee enrolls in the Plan by filing a subscription agreement with the Treasury Department not later than the 15th day of the month preceding a subsequent Offering Date. Once an employee becomes a participant in an Offering Period, such employee will automatically participate in the Offering Period commencing immediately following the last day of the prior Offering Period unless the employee withdraws from the Plan or terminates further participation in the Offering Period as set forth in Section 11 below. Such participant is not required to file any additional subscription agreement in order to continue participation in the Plan. A participant in the Plan may participate only in one Offering Period at any time.

7. GRANT OF OPTION ON ENROLLMENT

     Enrollment by an eligible employee in the Plan with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such employee of an option to purchase on each Purchase Date in such Offering Period up to that number of shares of Common Stock of the Company determined by dividing the amount accumulated in such employee's payroll deduction account during such Purchase Period by the lower of (i) eighty-five percent (85%) of the fair market value of a share of the Company's Common Stock on the Offering Date (the "Entry Price") or (ii) eighty-five percent (85%) of the fair market value of a share of the Company's Common Stock on the Purchase Date; provided, however, that the number of shares of the Company's Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (a) the maximum number of shares set by the Board pursuant to Section 10(c) below with respect to each applicable Purchase Period, or (b) 200% of the number of shares determined by using 85% of the fair market value of a share of the Company's Common Stock on the Offering Date as the denominator. Fair market value of a share of the Company's Common Stock shall be determined as provided in Section 8 hereof.

                                      C-3-2

8. PURCHASE PRICE

     The purchase price per share at which a share of Common Stock will be sold in any Offering Period shall be 85 percent of the lesser of:

        (a) The fair market value on the applicable Offering Date; or

        (b) The fair market value on the applicable Purchase Date in such Offering Period.

     For purposes of the Plan, the term "fair market value" on a given date shall mean the fair market value of the Company's Common Stock as determined by the Committee from time to time in good faith. If a public market exists for the shares, the fair market value shall be the average of the last reported bid and asked prices for the Common Stock of the Company on the last trading day prior to the date of determination, or, in the event the Common Stock of the Company is listed on the Nasdaq National Market, the fair market value shall be the average of the high and low prices of the Common Stock on the determination date as quoted on the Nasdaq National Market and reported in The Wall Street Journal.

9. PAYMENT OF PURCHASE PRICE; CHANGES IN PAYROLL DEDUCTIONS; ISSUANCE OF SHARES

        (a) The purchase price of the shares is accumulated by regular payroll deductions made during each Purchase Period. The deductions are made as a percentage of the participant's compensation in one percent increments not less than 2 percent nor greater than 10 percent, not to exceed $25,000 per year or such lower limit set by the Committee. Compensation shall mean all W-2 compensation, including, but not limited to base salary, wages, commissions, overtime, shift premiums and bonuses, plus draws against commissions; provided, however, that for purposes of determining a participant's compensation, any election by such participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code shall be treated as if the participant did not make such election. Payroll deductions shall commence on the first payday following the Offering Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in the Plan.

        (b) A participant may lower (but not increase) the rate of payroll deductions during an Offering Period by filing with the Treasury Department a new authorization for payroll deductions, in which case the new rate shall become effective for the next payroll period commencing more than 15 days after the Treasury Department's receipt of the authorization and shall continue for the remainder of the Offering Period unless changed as described below. Such change in the rate of payroll deductions may be made at any time during an Offering Period, but not more than one change may be made effective during any Purchase Period. A participant may increase or decrease the rate of payroll deductions for any subsequent Offering Period by filing with the Treasury Department a new authorization for payroll deductions not later than the 15th day of the month before the beginning of such Offering Period.

        (c) All payroll deductions made for a participant are credited to his or her account under the Plan and are deposited with the general funds of the Company. No interest accrues on the payroll deductions. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

        (d) On each Purchase Date, so long as the Plan remains in effect and provided that the participant has not submitted a signed and completed withdrawal form before that date which notifies the Company that the participant wishes to withdraw from that Offering Period under the Plan and have all payroll deductions accumulated in the account maintained on behalf of the participant as of that date returned to the participant, the Company shall apply the funds then in the participant's account to the purchase of whole shares of Common Stock reserved under the option granted to such participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The purchase price per share shall be as specified in Section 8 of the Plan. Any cash remaining in a participant's account after such purchase of shares shall be refunded to such participant in cash, without interest; provided, however, that any amount remaining in such participant's account on a Purchase Date which is less than the amount necessary to purchase a full share of Common Stock of the Company shall be carried forward, without interest, into the next Purchase

                                      C-3-3

        Period or Offering Period, as the case may be. In the event that the Plan has been oversubscribed, all funds not used to purchase shares on the Purchase Date shall be returned to the participant, without interest. No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in the Plan has terminated prior to such Purchase Date.

        (e) As promptly as practicable after the Purchase Date, the Company shall arrange the delivery to each participant of a certificate representing the shares purchased upon exercise of his option.

        (f) During a participant's lifetime, such participant's option to purchase shares hereunder is exercisable only by him or her. The participant will have no interest or voting right in shares covered by his or her option until such option has been exercised. Shares to be delivered to a participant under the Plan will be registered in the name of the participant or in the name of the participant and his or her spouse.

10. LIMITATIONS ON SHARES TO BE PURCHASED

        (a) No employee shall be entitled to purchase stock under the Plan at a rate which, when aggregated with his or her rights to purchase stock under all other employee stock purchase plans of the Company or any Subsidiary, exceeds $25,000 in fair market value, determined as of the Offering Date (or such other limit as may be imposed by the Code) for each calendar year in which the employee participates in the Plan.

        (b) No more than 200% of the number of shares determined by using 85% of the fair market value of a share of the Company's Common Stock on the Offering Date as the denominator may be purchased by a participant on any single Purchase Date.

        (c) No employee shall be entitled to purchase more than the Maximum Share Amount (as defined below) on any single Purchase Date. Not less than thirty days prior to the commencement of any Purchase Period, the Board may, in its sole discretion, set a maximum number of shares which may be purchased by any employee at any single Purchase Date (hereinafter the "Maximum Share Amount"). In no event shall the Maximum Share Amount exceed the amounts permitted under Section 10(b) above. If a new Maximum Share Amount is set, then all participants must be notified of such Maximum Share Amount not less than fifteen days prior to the commencement of the next Purchase Period. Once the Maximum Share Amount is set, it shall continue to apply with respect to all succeeding Purchase Dates and Purchase Periods unless revised by the Board as set forth above.

        (d) If the number of shares to be purchased on a Purchase Date by all employees participating in the Plan exceeds the number of shares then available for issuance under the Plan, the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be practicable and as the Board shall determine to be equitable. In such event, the Company shall give written notice of such reduction of the number of shares to be purchased under a participant's option to each participant affected thereby.

        (e) Any payroll deductions accumulated in a participant's account which are not used to purchase stock due to the limitations in this Section 10 shall be returned to the participant as soon as practicable after the end of the Purchase Period or Offering Period, as the case may be, without interest.

11. WITHDRAWAL

        (a) Each participant may withdraw from an Offering Period under the Plan by signing and delivering to the Treasury Department notice on a form provided for such purpose. Such withdrawal may be elected at any time at least 15 days prior to the end of a Purchase Period.

        (b) Upon withdrawal from the Plan, the accumulated payroll deductions shall be returned to the withdrawn participant, without interest, and his or her interest in the Plan shall terminate. In the event a participant voluntarily elects to withdraw from the Plan, he or she may not resume his or her participation in the Plan during the same Offering Period, but he or she may participate in any Offering Period under the Plan which commences on a date subsequent to such withdrawal by filing a new authorization for payroll deductions in the same manner as set forth above for initial participation in the Plan.

                                      C-3-4

        (c) A participant may participate in the current Purchase Period under an Offering Period (the "Current Offering Period") and enroll in the Offering Period commencing immediately after such Purchase Period (the "New Offering Period") by (i) withdrawing from participation in the Current Offering Period effective as of the last day of a Purchase Period within that Offering Period and (ii) enrolling in the New Offering Period. Such withdrawal and enrollment shall be effected by filing with the Treasury Department at least 15 days prior to the end of an Offering Period such form or forms as are provided for such purposes.

12. TERMINATION OF EMPLOYMENT

     Termination of a participant's employment for any reason, including retirement, death or the failure of a participant to remain an eligible employee, immediately terminates his or her participation in the Plan. In such event, the payroll deductions credited to the participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest. For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company in the case of sick leave, military leave, or any other leave of absence approved by the Board; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute.

13. RETURN OF PAYROLL DEDUCTIONS

     In the event a participant's interest in the Plan is terminated by withdrawal, termination of employment or otherwise, or in the event the Plan is terminated by the Board, the Company shall promptly deliver to the participant all payroll deductions credited to his account. No interest shall accrue on the payroll deductions of a participant in the Plan.

14. CAPITAL CHANGES

     Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but have not yet been placed under option (collectively, the "Reserves"), as well as the price per share of Common Stock covered by each option under the Plan which has not yet been exercised, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split or the payment of a stock dividend (but only on the Common Stock) or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an option.

     In the event of the proposed dissolution or liquidation of the Company, the Offering Period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board. The Board may, in the exercise of its sole discretion in such instances, declare that the options under the Plan shall terminate as of a date fixed by the Board and give each participant the right to exercise his or her option as to all of the optioned stock, including shares which would not otherwise be exercisable. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each option under the Plan shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the Board determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, that the participant shall have the right to exercise the option as to all of the optioned stock. If the Board makes an option exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Board shall notify the participant that the option shall be fully exercisable for a period of twenty (20) days from the date of such notice, and the option will terminate upon the expiration of such period.

                                      C-3-5

     The Board may, if it so determines in the exercise of its sole discretion, also make provision for adjusting the Reserves, as well as the price per share of Common Stock covered by each outstanding option, in the event that the Company effects one or more reorganizations, recapitalizations, rights offerings or other increases or reductions of shares of its outstanding Common Stock, or in the event of the Company being consolidated with or merged into any other corporation.

15. NONASSIGNABILITY

     Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

16. REPORTS

     Individual accounts will be maintained for each participant in the Plan. Each participant shall receive promptly after the end of each Purchase Period a report of his or her account setting forth the total payroll deductions accumulated, the number of shares purchased, the per share price thereof and the remaining cash balance, if any, carried forward to the next Purchase Period or Offering Period, as the case may be.

17. NOTICE OF DISPOSITION

     Each participant shall notify the Company if the participant disposes of any of the shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two years from the Offering Date or within one year from the Purchase Date on which such shares were purchased (the "Notice Period"). Unless such participant is disposing of any of such shares during the Notice Period, such participant shall keep the certificates representing such shares in his or her name (and not in the name of a nominee) during the Notice Period. The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to the Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares. The obligation of the participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

18. NO RIGHTS TO CONTINUED EMPLOYMENT

     Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Subsidiary, or restrict the right of the Company or any Subsidiary to terminate such employee's employment.

19. EQUAL RIGHTS AND PRIVILEGES

     All eligible employees shall have equal rights and privileges with respect to the Plan so that the Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of the Plan which is inconsistent with
Section 423 or any successor provision of the Code shall, without further act or amendment by the Company or the Board, be reformed to comply with the requirements of Section 423. This Section 19 shall take precedence over all other provisions in the Plan.

20. NOTICES

     All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

                                      C-3-6

21. TERM; SHAREHOLDER APPROVAL

     This Plan shall become effective on the date that it is adopted by the Board of the Company. This Plan shall be approved by the stockholders of the Company, in any manner permitted by applicable corporate law, within twelve months before or after the date this Plan is adopted by the Board. No purchase of shares pursuant to the Plan shall occur prior to such shareholder approval. The Plan shall continue until the earlier to occur of termination by the Board, issuance of all of the shares of Common Stock reserved for issuance under the Plan, or one (1) year from the adoption of the Plan by the Board (unless extended by the Board for a period of up to ten (10) years from the adoption date.)

22. DESIGNATION OF BENEFICIARY

        (a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to the end of a Purchase Period but prior to delivery to him of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to a Purchase Date.

        (b) Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

23. CONDITIONS UPON ISSUANCE OF SHARES; LIMITATION ON SALE OF SHARES

     Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

24. APPLICABLE LAW

     The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of California.

25. AMENDMENT OR TERMINATION OF THE PLAN

     The Board may at any time amend, terminate or extend the term of the Plan, except that any such termination cannot affect options previously granted under the Plan, nor may any amendment make any change in an option previously granted which would adversely affect the right of any participant, nor may any amendment be made without approval of the stockholders of the Company obtained in accordance with Section 21 hereof within 12 months of the adoption of such amendment (or earlier if required by Section 21) if such amendment would:

        (a) increase the number of shares that may be issued under the Plan; or

        (b) change the designation of the employees (or class of employees) eligible for participation in the Plan.

                                      C-3-7

                                                                      APPENDIX D

                                   CHAPTER 13
                               DISSENTERS' RIGHTS

     SECTION 1300. Right to Require Purchase -- "Dissenting Shares" and "Dissenting Shareholder" Defined.

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
     Section 25100 or (B) listed on the list of OTC margin stock issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
     (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
     (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record. Leg.H. 1975 ch. 682, 1976 ch. 641, effective January 1, 1977, 1982 ch. 36, effective
February 17, 1982, 1990 ch. 1018, 1993 ch. 543.

     SECTION 1301.  Demand for Purchase

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares, shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price. Leg.H. 1975 ch. 682, 1976 ch. 641, effective January 1, 1977, 1980 chs. 501, 1155.

     SECTION 1302. Endorsement of Shares. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares. leg.H. 1975 ch. 682, effective January 1, 1977, 1986 ch. 766.

     SECTION 1303.  Agreed Price -- Time for Payment.

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement. Leg.H. 1975 ch. 682, effective January 1, 1977, 1980 ch. 501, 1986 ch. 766.

     SECTION 1304.  Dissenter's Action to Enforce Payment.

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status o the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in

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

issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares. Leg.H. 1975 ch. 682, effective January 1, 1977.

     SECTION 1305.  Appraisers' Report -- Payment Costs.

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301). Leg.H. 1975 ch. 682, 1976 ch. 641, effective January 1, 1977, 1977 ch.
235, 1986 ch. 766.

     SECTION 1306. Dissenting Shareholder's Status as Creditor. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5. Leg.H. 1975 ch. 682, effective January 1, 1977.

     SECTION 1307. Dividends Paid as Credit Against Payment. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor. Leg.H. 1975 ch. 682, effective January 1, 1977.

     SECTION 1308. Continuing Rights and Privileges of Dissenting Shareholders. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto. Leg.H. 1975 ch. 682, effective January 1, 1977.

     SECTION 1309. Termination of Dissenting Shareholder Status. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the share, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months alter the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares. Leg.H 1975 ch. 682, effective January 1, 1977.

     SECTION 1310.  Suspension of Proceedings for Payment Pending
Litigation. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Section 1304 and 1305 shall be suspended until final determination of such litigation. Leg.H. 1975 ch. 682, effective January 1, 1977.

     SECTION 1311. Exempt Shares. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger. Leg.H. 1975 ch. 682, effective January 1, 1917, 1988 ch. 919.

     SECTION 1312.  Attacking Validity of Reorganization or Merger.

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or shortform merger, or to have the reorganization or short-form merger set aside or rescinded, except for an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to a shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter, but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or sort-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that this transaction is just and reasonable as to the shareholders of any party so controlled. Leg.H. 1975 ch. 682, 1976 ch. 641, effective January 1, 1977, 1988 ch. 919.

                                                                      APPENDIX E

                         OPENVISION TECHNOLOGIES, INC.

                       1996 EMPLOYEE STOCK PURCHASE PLAN

     The following constitute the provisions of the 1996 Employee Stock Purchase Plan of OpenVision Technologies, Inc.

     1. PURPOSE. The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions. It is the intention of the Company to have the Plan qualify as an "Employee Stock Purchase Plan" under
Section 423 of the Internal Revenue Code of 1986, as amended. The provisions of the Plan, accordingly, shall be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

     2. DEFINITIONS.

        (a) "Board " shall mean the Board of Directors of the Company.

        (b) "Code" shall mean the Internal Revenue Code of 1986, as amended.

        (c) "Common Stock " shall mean the Common Stock of the Company.

        (d) "Company" shall mean OpenVision Technologies, Inc. and any Designated Subsidiary of the Company.

        (e) "Compensation" shall mean all base straight time gross earnings plus commissions, overtime and bonuses but shall not include other compensation.

        (f) "Designated Subsidiaries" shall mean the Subsidiaries which have been designated by the Board from time to time in its sole discretion as eligible to participate in the Plan.

        (g) "Employee" shall mean any individual who is an Employee of the Company for tax purposes whose customary employment with the Company is at least twenty (20) hours per week and more than five (5) months in any calendar year. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds 90 days and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the 91st day of such leave.

        (h) "Enrollment Date" shall mean the first day of each Offering Period.

        (i) "Exercise Date" shall mean the last day of each Purchase Period.

        (j) "Fair Market Value" shall mean, as of any date, the value of Common Stock determined as follows:

           (1) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable, or;

           (2) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for the Common Stock on the date of such determination, as reported in The Wall Street Journal or such other source as the Board deems reliable, or;

           (3) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Board, or;

           (4) For the purposes of the Enrollment Date under the first Offering Period under the Plan, the Fair Market Value of the Common Stock shall be the price to public as set forth in the final prospectus included within the Registration Statement on Form S-1 filed with the Securities and Exchange Commission for the initial public offering of the Common Stock.

        (k) "Offering Periods" shall mean the periods of approximately twenty-four (24) months during which an option granted pursuant to the Plan may be exercised, commencing on the first Trading Day on or after April 30 and October 31 of each year and terminating on the last Trading Day in the periods ending twenty-four months later, except that the first Offering Period shall be an extended Offering Period of approximately twenty-five months, commencing with the date on which the Company's registration statement on Form S-1 (or any successor form thereof) is declared effective by the Securities and Exchange Commission and ending on the last Trading Day in the period ending April 30, 1998. The duration and timing of Offering Periods may be changed pursuant to
Section 4 of this Plan.

        (l) "Plan" shall mean this Employee Stock Purchase Plan.

        (m) "Purchase Price" shall mean an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower.

        (n) "Purchase Period" shall mean the approximately six month period commencing after one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period shall commence on the Enrollment Date and end with the next Exercise Date; provided, however, that the first Purchase Period of the first Offering Period under the Plan shall be approximately seven months in duration, ending on the last Trading Day in the period ending October 31, 1996.

        (o) "Reserves" shall mean the number of shares of Common Stock covered by each option under the Plan which have not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet placed under option.

        (p) "Subsidiary" shall mean a corporation, domestic or foreign, of which not less than 50% of the voting shares are held by the Company or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary.

        (q) "Trading Day" shall mean a day on which national stock exchanges and the Nasdaq System are open for trading.

     3. ELIGIBILITY.

        (a) Any Employee (as defined in Section 2(g)), who shall be employed by the Company on a given Enrollment Date shall be eligible to participate in the Plan.

        (b) Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) to the extent that, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Subsidiary, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans of the Company and its subsidiaries accrues at a rate which exceeds Twenty-Five Thousand Dollars ($25,000) worth of stock (determined at the fair market value of the shares at the time such option is granted (see Section 7)) for each calendar year in which such option is outstanding at any time.

     4. OFFERING PERIODS. The Plan shall be implemented by consecutive, overlapping Offering Periods with a new Offering Period commencing on the first Trading Day on or after April 30 and October 31 each year, or on such other date as the Board shall determine, and continuing thereafter until terminated in accordance with Section 19 hereof, except that the first Offering Period under the Plan shall be an extended Offering Period of approximately twenty-five months, commencing with the date on which the Company's registration statement on Form S-1 (or any successor form thereof) is declared effective by the Securities and Exchange Commission and ending on the last Trading Day in the period ending April 30, 1998. The Board shall have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without stockholder approval if such change is announced at least five (5) days prior to the scheduled beginning of the first Offering Period to be affected thereafter.

     5. PARTICIPATION.

        (a) An eligible Employee may become a participant in the Plan by completing a subscription agreement authorizing payroll deductions in the form of Exhibit A to this Plan and filing it with the Company's payroll office prior to the applicable Enrollment Date.

        (b) Payroll deductions for a participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10 hereof.

     6. PAYROLL DEDUCTIONS.

        (a) At the time a participant files his or her subscription agreement, he or she shall elect to have payroll deductions made on each pay day during the Offering Period in an amount not exceeding ten percent (10%) of the Compensation that he or she receives on each pay day during the Offering Period; provided, however, that in the case of the first Purchase Period of the first Offering Period under the Plan and notwithstanding the limit of ten percent (10%) in the preceding clause, he or she shall elect to have payroll deductions made on each pay day during such Purchase Period in an amount not exceeding twenty percent (20%) of the Compensation that he or she receives on each pay day during such Purchase Period.

        (b) All payroll deductions made for a participant shall be credited to his or her account under the Plan and shall be withheld in whole percentages only. A participant may not make any additional payments into such account.

        (c) A participant may discontinue his or her participation in the Plan as provided in Section 10 hereof, or may increase or decrease the rate of his or her payroll deductions during the Offering Period by completing or filing with the Company a new subscription agreement authorizing a change in payroll deduction rate. The Board may, in its discretion, limit the number of participation rate changes during any Offering Period. The change in rate shall be effective with the first full payroll period following five (5) business days after the Company's receipt of the new subscription agreement unless the Company elects to process a given change in participation more quickly. A participant's subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

        (d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, a participant's payroll deductions may be decreased to zero percent (0%) at such time during any Purchase Period which is scheduled to end during the current calendar year (the "Current Purchase Period") that the aggregate of all payroll deductions which were previously used to purchase stock under the Plan in a prior Purchase Period which ended during that calendar year plus all payroll deductions accumulated with respect to the Current Purchase Period equal $21,250. Payroll deductions shall recommence at the rate provided in such participant's subscription agreement at the beginning of the first Purchase Period which is scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10 hereof.

        (e) At the time the option is exercised, in whole or in part, or at the time some or all of the Company's Common Stock issued under the Plan is disposed of, the participant must make adequate provision for the Company's federal, state, or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock. At any time, the Company may, but shall not be obligated to, withhold from the participant's compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Employee.

     7. GRANT OF OPTION. On the Enrollment Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of the Company's Common Stock determined by dividing such Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Participant's account as of the Exercise Date by the applicable Purchase Price; provided, however, that in no event shall an Employee be permitted to purchase during each Purchase Period more than a number of shares determined by dividing $12,500 by the Fair Market Value of a share of the Company's Common Stock on the Enrollment Date; and provided, further, that in the case of the first Offering Period under the Plan and notwithstanding the limit of $12,500 in the preceding clause, in no event shall an Employee be permitted to purchase during the first Purchase Period under the first Offering Period more than a number of Shares determined by dividing $25,000 by the Fair Market Value of a share of the Company's Common Stock on the Enrollment Date; and provided, further, that such purchase shall be subject to the limitations set forth in Sections 3(b) and 12 hereof. Exercise of the option shall occur as provided in Section 8 hereof, unless the participant has withdrawn pursuant to Section 10 hereof. The Option shall expire on the last day of the Offering Period.

     8. EXERCISE OF OPTION. Unless a participant withdraws from the Plan as provided in Section 10 hereof, his or her option for the purchase of shares shall be exercised automatically on the Exercise Date, and the maximum number of full shares subject to option shall be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. No fractional shares shall be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share shall be retained in the participant's account for the subsequent Purchase Period or Offering Period, subject to earlier withdrawal by the participant as provided in Section 10 hereof. Any other monies left over in a participant's account after the Exercise Date shall be returned to the participant. During a participant's lifetime, a participant's option to purchase shares hereunder is exercisable only by him or her.

     9. DELIVERY. As promptly as practicable after each Exercise Date on which a purchase of shares occurs, upon request by the participant, the Company shall arrange the delivery to each participant, as appropriate, of a certificate representing the shares purchased upon exercise of his or her option.

     10.  WITHDRAWAL; TERMINATION OF EMPLOYMENT.

        (a) A participant may withdraw all but not less than all the payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by giving written notice to the Company in the form of Exhibit B to this Plan. All of the participant's payroll deductions credited to his or her account shall be paid to such participant promptly after receipt of notice of withdrawal and such participant's option for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of shares shall be made for such Offering Period. If a participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the succeeding Offering Period unless the participant delivers to the Company a new subscription agreement.

        (b) Upon a participant's ceasing to be an Employee (as defined in Section 2(g) hereof), for any reason, he or she shall be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such participant's account during the Offering Period but not yet used to exercise the option shall be returned to such participant or, in the case of his or her death, to the person or persons entitled thereto under Section 14 hereof, and such participant's option shall be automatically terminated.

        (c) A participant's withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the participant withdraws.

     11. INTEREST. No interest shall accrue on the payroll deductions of a participant in the Plan.

     12.  STOCK.

        (a) The maximum number of shares of the Company's Common Stock which shall be made available for sale under the Plan shall be four hundred thousand (400,000) shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 18 hereof. If, on a given Exercise Date, the number of shares with respect to which options are to be exercised exceeds the number of shares then available under the Plan, the Company shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

        (b) The participant shall have no interest or voting right in shares covered by his option until such option has been exercised.

        (c) Shares to be delivered to a participant under the Plan shall be registered in the name of the participant or in the name of the participant and his or her spouse.

     13.  ADMINISTRATION.

        (a) Administrative Body. The Plan shall be administered by the Board or a committee of members of the Board appointed by the Board. The Board or its committee shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Board or its committee shall, to the full extent permitted by law, be final and binding upon all parties.

        (b) Rule 16b-3 Limitations. Notwithstanding the provisions of Subsection (a) of this Section 13, in the event that Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision ("Rule 16b-3") provides specific requirements for the administrators of plans of this type, the Plan shall be administered only by such a body and in such a manner as shall comply with the applicable requirements of Rule 16b-3. Unless permitted by Rule 16b-3, no discretion concerning decisions regarding the Plan shall be afforded to any committee or person that is not "disinterested" as that term is used in Rule 16b-3.

     14.  DESIGNATION OF BENEFICIARY.

        (a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such participant of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to exercise of the option. If a participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

        (b) Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

     15. TRANSFERABILITY. Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 14 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

     16. USE OF FUNDS. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

     17. REPORTS. Individual accounts shall be maintained for each participant in the Plan. Statements of account shall be given to participating Employees at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any.

     18. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION, DISSOLUTION, LIQUIDATION, MERGER OR ASSET SALE.

        (a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the Reserves, as well as the price per share and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration". Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an option.

        (b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Periods shall terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board.

        (c) Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Purchase Period then in progress shall be shortened by setting a new Exercise Date (the "New Exercise Date") and the Offering Period then in progress shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company's proposed sale or merger. The Board shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

     19.  AMENDMENT OR TERMINATION.

        (a) The Board of Directors of the Company may at any time and for any reason terminate or amend the Plan. Except as provided in Section 18 hereof, no such termination can affect options previously granted, provided that an Offering Period may be terminated by the Board of Directors on any Exercise Date if the Board determines that the termination of the Plan is in the best interests of the Company and its stockholders. Except as provided in Section 18 hereof, no amendment may make any change in any option theretofore granted which adversely affects the rights of any participant. To the extent necessary to comply with Rule 16b-3 or under Section 423 of the Code (or any successor rule or provision or any other applicable law or regulation), the Company shall obtain stockholder approval in such a manner and to such a degree as required.

        (b) Without stockholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Board (or its committee) shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Board (or its committee) determines in its sole discretion advisable which are consistent with the Plan.

     20. NOTICES. All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

     21. CONDITIONS UPON ISSUANCE OF SHARES. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

        As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

     22. TERM OF PLAN. The Plan shall become effective upon the earlier to occur of its adoption by the Board of Directors or its approval by the stockholders of the Company. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 19 hereof.

     23. AUTOMATIC TRANSFER TO LOW PRICE OFFERING PERIOD. To the extent permitted by Rule 16b-3 of the Exchange Act, if the Fair Market Value of the Common Stock on any Exercise Date in an Offering Period is lower than the Fair Market Value of the Common Stock on the Enrollment Date of such Offering Period, then all participants in such Offering Period shall be automatically withdrawn from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of Registrant provide that:
(i) the Registrant is required to indemnify its directors and officers and employees, and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant is required to advance expenses, as incurred, to such directors, officers and employees in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iii) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees; and (iv) the Registrant is required to maintain director and officer liability insurance to the extent reasonably available; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

     The Registrant intends to enter into indemnity agreements with each of its executive officers and directors that provide the maximum indemnity allowed to officers and directors by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnity agreements will provide that officers and directors will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors or officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. No indemnity will be provided, however, to any director or officer on account of conduct that is adjudicated to be knowingly fraudulent, deliberately dishonest or willful misconduct. The indemnity agreements will also provide that no indemnification will be available if a final court adjudication determines that such indemnification is not lawful, or in respect of any accounting of profits made from the purchase or sale of securities of the Registrant in violation of
Section 16(b) of the Exchange Act.

     The indemnification provision in the Bylaws, and the indemnity agreements to be entered into between the Registrant and its officers and directors, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liability arising under the Securities Act.

     The Registrant also intends to obtain director and officer liability insurance.

     The Reorganization Agreement contains covenants on the part of the Registrant to maintain indemnification provisions in the charter documents of each surviving corporation of the VERITAS Merger and the OpenVision Merger which are identical to those provisions contained in the charter documents of VERITAS and OpenVision prior to the Merger. In addition, New VERITAS is also required to maintain director and officer liability insurance with coverages, which are similar to the coverages VERITAS and OpenVision maintained prior to the Merger. A description of these covenants are contained in the Joint Proxy Statement/Prospectus and under the heading "THE REORGANIZATION AGREEMENT -- Indemnification."

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.

     The following exhibits are filed herewith or incorporated by reference herein:

        EXHIBIT
        NUMBER                                   EXHIBIT TITLE
        ------     --------------------------------------------------------------------------
        2.01       Agreement and Plan of Reorganization dated as of January 13, 1997, by and among the Registrant, VERITAS Software Corporation ("VERITAS") and
                   OpenVision Technologies, Inc. ("OpenVision") (see Appendix A-1 to the
                   Joint Proxy Statement/Prospectus)
        2.02       Form of Agreement of Merger to be entered into by Registrant, VERITAS
                   Merger Sub, Inc. and VERITAS (see Appendix A-2 to the Joint Proxy
                   Statement/Prospectus)
        2.03       Form of Agreement of Merger to be entered into by Registrant, OpenVision
                   Merger Sub, Inc. and OpenVision (see Appendix A-3 to the Joint Proxy
                   Statement/Prospectus)
        3.01       Registrant's Certificate of Incorporation
        3.02       Registrant's Bylaws
        4.01       Form of Registration Rights Agreement to be entered into between
                   Registrant and Warburg, Pincus Investors, L.P.
        4.02       Registration Rights Agreement dated April 6, 1995 between VERITAS and Mark
                   Fitzpatrick, Anthony Siress, Jeffrey Harrison, Qualix Group, Inc., David
                   Andrade, William DeGarmo, Joseph Visse, and Steven Gearing (incorporated by reference to Exhibit 4.02 of the VERITAS's Registration Statement on
                   Form S-3 (File No. 33-95558) filed with the SEC on August 9, 1995, as amended)
        4.03       Form of VERITAS Affiliate Agreement dated January 13, 1997 entered into between Registrant, VERITAS, OpenVision and each of Mark Leslie, Steven
                   Brooks, Roel Pieper, Joseph Rizzi, Fred van den Bosch, Peter Levine and
                   Fred Crary.
        4.04       Form of OpenVision Affiliate Agreement dated January 13, 1997 entered into between Registrant, VERITAS, OpenVision and each of Warburg, Pincus
                   Investors, L.P., Michael Fields, Geoffrey Squire, Kenneth Lonchar, Jeanne
                   Wohlers, Thomas Connors, William Janeway, Stewart Gross, Jay Jones, Paul
                   Sallaberry and Richard Barker.
        4.05       Form of Nomination Agreement to be entered into between Registrant and
                   Warburg, Pincus Investors, L.P.
        5.01       Opinion of Fenwick & West LLP
        8.01       Tax Opinion of Fenwick & West LLP
        8.02       Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
        9.01       Form of VERITAS Voting Agreement dated January 13, 1997 entered into between OpenVision and each of Mark Leslie, Steven Brooks, Roel Pieper,
                   Joseph Rizzi, Fred van den Bosch, Peter Levine and Fred Crary.
        9.02       Form of OpenVision Voting Agreement dated January 13, 1997 entered into between Registrant, VERITAS and each of Warburg, Pincus Investors, L.P.,
                   Michael Fields and Geoffrey Squire.

        EXHIBIT
        NUMBER                                   EXHIBIT TITLE
        ------     --------------------------------------------------------------------------
        10.01      VERITAS 1985 Stock Option Plan, as amended, and related documents
                   (incorporated herein by reference to Exhibit 10.01 of VERITAS'
                   Registration Statement on Form S-1 (File No. 33-70726) filed with the SEC on October 22, 1993, as amended (the "Form S-1"))
        10.02      VERITAS 1991 Executive Stock Option Plan, as amended, and related documents (incorporated herein by reference to Exhibit 10.02 to the Form
                   S-1)
        10.03      VERITAS 1993 Equity Incentive Plan, as amended (see Appendix C-1 to the
                   Joint Proxy Statement/Prospectus)
        10.04      VERITAS 1993 Directors Stock Option Plan, as amended (see Appendix C-2 to the Joint Proxy Statement/Prospectus)
        10.05      VERITAS 1993 Employee Stock Purchase Plan, as amended (see Appendix C-3 to the Joint Proxy Statement/Prospectus)
        10.06      VERITAS's 401(k) Plan (incorporated herein by reference to Exhibit 10.06 to the Form S-1)
        10.07      Form of Indemnification Agreement of VERITAS (incorporated herein by reference to Exhibit 10.07 to the Form S-1)
        10.08      Form of VERITAS Source Distribution License Agreement (incorporated herein by reference to Exhibit 10.18 of the Form S-1)
        10.09      VERITAS' 1996 Chief Executive Officer Compensation Plan
        10.10      VERITAS' 1996 Executive Officer Compensation Plan
        10.11      Lease Agreement dated October 9, 1996 between VERITAS and L&R Investments relating to the lease of premises in Bellevue, Washington
        10.12      Agreement dated November 7, 1996 between VERITAS Software India Pvt. Ltd.,
                   Talwalkar & Talwalkar and Mr. Rajendra Dattatraya Pathak, Mrs. Kamal
                   Trimbak Nighojkar, Mrs. Bakul Prabhakar Pathak, Mrs. Nalini Manohar Saraf,
                   Mr. Narhar Vaman Pandit, Mr. Madhav Narhar Pandit, Ms. Madhavi Damodar
                   Thite, and Ms. Medha Narhar Pandit relating to the development of certain premises in Pune, India
        10.13      Office Building Lease dated September 2, 1994, as amended, between VERITAS and John Arriliaga and Richard T. Peery relating to the lease of premises in Mountain View, California (incorporated herein by reference to Exhibit
                   10.09 of VERITAS' Annual Report on Form 10-K for the year ended December
                   31, 1994 filed with the SEC on March 29, 1995)
        10.14      Form of Indemnification Agreement of OpenVision*
        10.16      Lease dated March 1, 1993 between OpenVision and Patrician Associates,
                   Inc. and Koll Bernal Avenue Associates, tenants-in-common, relating to the lease of premises in Pleasanton, California*
        10.17      Form of Promissory Note issued to OpenVision by Geoffrey W. Squire*
        10.18      Form of Key Employee Agreement to be entered into between Registrant,
                   VERITAS and Jay A. Jones
        10.19      OpenVision Technologies, Inc. 1996 Employee Stock Purchase Plan, as
                   amended (see Appendix E to the Joint Proxy Statement/Prospectus)
        10.20      Letter Agreement dated December 1, 1996 between VERITAS and Steven Brooks
        11.01      Statement Re: Computation of Per Share Earnings of VERITAS (incorporated herein by reference to Exhibit 11.01 of VERITAS' Annual Report on Form
                   10-K for the year ended December 31, 1996 filed with the SEC on March 19,
                   1997)

        EXHIBIT
        NUMBER                                   EXHIBIT TITLE
        ------     --------------------------------------------------------------------------
        11.02      Statement Re: Computation of Per Share Earnings of OpenVision
        21.01      Subsidiaries of Registrant
        21.02      Subsidiaries of VERITAS
        21.03      Subsidiaries of OpenVision*
        23.01      Consent of Ernst & Young LLP, Independent Auditors
        23.02      Consent of Ernst & Young LLP, Independent Auditors
        23.03      Consent of Fenwick & West LLP (included in Exhibit 5.01)
        23.04      Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
                   (included in Exhibit 8.02)
        24.01      Power of Attorney (see page II-7)
        99.01      Consent of William Janeway
        99.02      Consent of Geoffrey Squire
        99.03      Consent of Roel Pieper
        99.04      Consent of Joseph Rizzi
        99.05      Consent of Steven Brooks
        99.06      Consent of Fred van den Bosch
        99.07      Form of Proxy for VERITAS shareholders
        99.08      Form of Proxy for OpenVision stockholders

---------------

* Incorporated by reference to Exhibits of OpenVision's Registration Statement on Form S-1 (File No. 333-1724) declared effective on May 7, 1996.

     (b) Financial Statement Schedules.

     II -- VERITAS Valuation and Qualifying Accounts

     II -- OpenVision Valuation and Qualifying Accounts

     All other Schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements or related notes.

     (c) Opinions of Financial Advisors.

     Opinion of Cowen & Company (see Appendix B-1 to the Joint Proxy Statement/Prospectus).

     Opinion of Alex. Brown & Sons Incorporated (see Appendix B-2 to the Joint Proxy Statement/ Prospectus).

ITEM 22. UNDERTAKINGS.

     (1) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Certificate of Incorporation and the Bylaws of the Registrant and the Delaware General Corporation Law, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) (A) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (B) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (A) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, VERITAS Software Corporation has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, County of Santa Clara, State of California, on this 20th day of March, 1997.

                                          VERITAS SOFTWARE CORPORATION

                                          By:         /s/ MARK LESLIE
                                            ------------------------------------
                                                        Mark Leslie
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Mark Leslie and Cindy Vindasius, and each or any one of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                   TITLE                       DATE
---------------------------------------------  ------------------------------------  --------------
Chief Executive Officer and
  Principal Accounting Officer:

/s/ MARK LESLIE                                President, Chief Executive Officer,   March 20, 1997
---------------------------------------------  Chief Financial Officer, Secretary
Mark Leslie                                    and Sole Director

                               INDEX TO EXHIBITS

EXHIBIT
  NO.                                      EXHIBIT
-------    ------------------------------------------------------------------------
   2.01    Agreement and Plan of Reorganization dated as of January 13, 1997, by and among the Registrant, VERITAS Software Corporation ("VERITAS") and
           OpenVision Technologies, Inc. ("OpenVision") (see Appendix A-1 to the
           Joint Proxy Statement/Prospectus)
   2.02    Form of Agreement of Merger to be entered into by Registrant, VERITAS
           Merger Sub, Inc. and VERITAS (see Appendix A-2 to the Joint Proxy
           Statement/Prospectus)
   2.03    Form of Agreement of Merger to be entered into by Registrant, OpenVision
           Merger Sub, Inc. and OpenVision (see Appendix A-3 to the Joint Proxy
           Statement/Prospectus)
   3.01    Registrant's Certificate of Incorporation
   3.02    Registrant's Bylaws
   4.01    Form of Registration Rights Agreement to be entered into between
           Registrant and Warburg, Pincus Investors, L.P.
   4.03    Form of VERITAS Affiliate Agreement dated January 13, 1997 entered into between Registrant, VERITAS, OpenVision and each of Mark Leslie, Steven
           Brooks, Roel Pieper, Joseph Rizzi, Fred van den Bosch, Peter Levine and
           Fred Crary.
   4.04    Form of OpenVision Affiliate Agreement dated January 13, 1997 entered into between Registrant, VERITAS, OpenVision and each of Warburg, Pincus
           Investors, L.P., Michael Fields, Geoffrey Squire, Kenneth Lonchar,
           Jeanne Wohlers, Thomas Connors, William Janeway, Stewart Gross, Jay
           Jones, Paul Sallaberry and Richard Barker.
   4.05    Form of Nomination Agreement to be entered into between Registrant and
           Warburg, Pincus Investors, L.P.
   5.01    Opinion of Fenwick & West LLP
   8.01    Tax Opinion of Fenwick & West LLP
   8.02    Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation
   9.01    Form of VERITAS Voting Agreement dated January 13, 1997 entered into between OpenVision and each of Mark Leslie, Steven Brooks, Roel Pieper,
           Joseph Rizzi, Fred van den Bosch, Peter Levine and Fred Crary.
   9.02    Form of OpenVision Voting Agreement dated January 13, 1997 entered into between Registrant, VERITAS and each of Warburg, Pincus Investors, L.P.,
           Michael Fields and Geoffrey Squire.
  10.03    VERITAS 1993 Equity Incentive Plan, as amended (see Appendix C-1 to the
           Joint Proxy Statement/Prospectus)
  10.04    VERITAS 1993 Directors Stock Option Plan, as amended (see Appendix C-2 to the Joint Proxy Statement/Prospectus)
  10.05    VERITAS 1993 Employee Stock Purchase Plan, as amended (see Appendix C-3 to the Joint Proxy Statement/Prospectus)
  10.09    VERITAS' 1996 Chief Executive Officer Compensation Plan
  10.10    VERITAS' 1996 Executive Officer Compensation Plan
  10.11    Lease Agreement dated October 9, 1996 between VERITAS and L&R
           Investments relating to the lease of premises in Bellevue, Washington

EXHIBIT
  NO.                                      EXHIBIT
  10.12    Agreement dated November 7, 1996 between VERITAS Software India Pvt.
           Ltd., Talwalkar & Talwalkar and Mr. Rajendra Dattatraya Pathak, Mrs.
           Kamal Trimbak Nighojkar, Mrs. Bakul Prabhakar Pathak, Mrs. Nalini
           Manohar Saraf, Mr. Narhar Vaman Pandit, Mr. Madhav Narhar Pandit, Ms.
           Madhavi Damodar Thite, and Ms. Medha Narhar Pandit relating to the development of certain premises in Pune, India
  10.18    Form of Key Employee Agreement to be entered into between Registrant,
           VERITAS and Jay A. Jones
  10.19    OpenVision Technologies, Inc. 1996 Employee Stock Purchase Plan, as
           amended (see Appendix E to the Joint Proxy Statement/Prospectus)
  10.20    Letter Agreement dated December 1, 1996 between VERITAS and Steven
           Brooks
  11.02    Statement Re: Computation of Per Share Earnings of OpenVision
  21.01    Subsidiaries of Registrant
  21.02    Subsidiaries of VERITAS
  21.03    Subsidiaries of OpenVision
  23.01    Consent of Ernst & Young LLP, Independent Auditors
  23.02    Consent of Ernst & Young LLP, Independent Auditors
  23.03    Consent of Fenwick & West LLP (included in Exhibit 5.01)
  23.04    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
           (included in Exhibit 8.02)
  24.01    Power of Attorney (see page II-5)
  99.01    Consent of William Janeway
  99.02    Consent of Geoffrey Squire
  99.03    Consent of Roel Pieper
  99.04    Consent of Joseph Rizzi
  99.05    Consent of Steven Brooks
  99.06    Consent of Fred van den Bosch
  99.07    Form of Proxy for VERITAS shareholders
  99.08    Form of Proxy for OpenVision stockholders